Form 20-F
period 2014-12-31
LUXFER HOLDINGS PLC
filed 2015-03-19
CIK 1096056

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on March 19, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-35370

LUXFER HOLDINGS PLC (Exact name of Registrant as specified in its charter)
England and Wales (Jurisdiction of incorporation or organization)
Anchorage Gateway, 5 Anchorage Quay, Salford, England M50 3XE (Address of principal executive offices)

Dan Stracner, Investor Relations
3016 Kansas Avenue,
Riverside, California,
92507, United States
Telephone No. 001 951 341 2375, E-Mail: dan.stracner@luxfer.net
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value £0.50 each	New York Stock Exchange*
American Depositary Shares, each representing an Ordinary Share of nominal value £0.50 each	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 26,955,743 Ordinary Shares of £0.50 each and 769,413,708,000 Deferred Ordinary Shares of £0.0001 each.

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

GENERAL INFORMATION

In this annual report on Form 20-F ("Annual Report"), references to "Company," "Luxfer," "Group," "Luxfer Group," "we," "us" and "our" are to Luxfer Holdings PLC and, except as the context requires, its consolidated subsidiaries.

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

All references in this Annual Report to (i) "U.S. Dollar," "USD" or "$" are to the currency of the United States, (ii) "Pounds Sterling," "GBP sterling," "pence," "p" or "£" are to the currency of the United Kingdom and (iii) "Euro" or "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain statements, statistics and projections that are, or may be, forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding our future financial position, strategy, plans and objectives for the management of future operations, is not warranted or guaranteed. These statements typically contain words such as "believes," "intends," "expects," "anticipates," "estimates," "may," "will," "should" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, factors identified in "Risk Factors," "Information on the Company" and "Operating and Financial Review and Prospects," or elsewhere in this Annual Report, as well as:

  ▪
  future revenue being lower than expected;

  ▪
  increasing competitive pressures in the industry;

  ▪
  general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected;

  ▪
  the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein;

  ▪
  restrictions on the ability of Luxfer Holdings PLC to receive dividends or loans from certain of its subsidiaries;

  ▪
  fluctuations in the price of raw materials and utilities;

  ▪
  currency fluctuations and hedging risks;

  ▪
  worldwide economic and business conditions and conditions in the industries in which we operate;

  ▪
  relationships with our customers and suppliers;

  ▪
  increased competition from other companies in the industries in which we operate;

  ▪
  changing technology;

  ▪
  claims for personal injury, death or property damage arising from the use of products produced by us;

  ▪
  the occurrence of accidents or other interruptions to our production processes;

  ▪
  changes in our business strategy or development plans, and our expected level of capital expenditure;

  ▪
  our ability to attract and retain qualified personnel;

  ▪
  regulatory, environmental, legislative and judicial developments;

  ▪
  our intention to pay dividends; and

  ▪
  factors that are not known to us at this time.

You are urged to read the sections "Risk Factors," "Information on the Company" and "Operating and Financial Review and Prospects" of this Annual Report for a more complete discussion of the factors that could affect our performance and the industry in which we operate.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

The following selected consolidated financial data of Luxfer as of December 31, 2014, 2013, 2012, 2011 and 2010 and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements and the related notes appearing elsewhere in this Annual Report, which have been prepared in accordance with IFRS as issued by the IASB. Our historical results are not necessarily indicative of results to be expected for future periods.

This financial data should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this Annual Report and Item 5, "Operating and Financial Review and Prospects" below.

Consolidated Statement of Income Data

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In $ million, except share and per share data)
Continuing operations
Revenue	$489.5	$481.3	$511.6	$510.8	$402.7
Cost of sales	(376.6)	(363.5)	(385.7)	(390.4)	(305.1)

Gross profit	112.9	117.8	125.9	120.4	97.6
Other income/(costs)	—	—	—	2.0	0.1
Distribution costs	(8.1)	(6.5)	(6.9)	(7.3)	(7.4)
Administrative expenses	(59.7)	(52.2)	(50.4)	(51.2)	(45.5)
Share of results of joint ventures	(0.3)	0.1	(0.1)	(0.2)	(0.1)

Trading profit(1):	$44.8	$59.2	$68.5	$63.7	$44.7
Restructuring and other income (expense)(2)	(3.9)	(2.7)	(2.1)	0.2	(0.8)

Operating profit	$40.9	$56.5	$66.4	$63.9	$43.9
Acquisition credit / (costs)(3)	4.5	(0.1)	(0.6)	—	—
Disposal costs of intellectual property(4)	—	—	(0.2)	(0.2)	(0.4)
Finance income:
Interest received	0.5	0.3	0.2	0.2	0.2
Gain on purchase of own debt	—	—	—	—	0.5
Finance costs:
Interest costs	(6.6)	(6.2)	(6.7)	(9.2)	(9.6)
IAS 19 retirement benefits finance charge	(2.7)	(3.8)	(3.6)	(1.9)	(2.6)
Unwind of discount on contingent consideration from acquisitions	(0.3)	—	—	—	—

Profit on operations before taxation	$36.3	$46.7	$55.5	$52.8	$32.0
Tax expense	(7.1)	(12.6)	(16.0)	(12.5)	(8.9)

Net income for the year	$29.2	$34.1	$39.5	$40.3	$23.1

Profit for the year attributable to controlling interests	$29.2	$34.1	$39.5	$40.3	$23.1
Profit from continuing operations per ordinary share(5):
Basic	$1.09	$1.27	$1.84	$2.04	$1.17
Diluted	$1.05	$1.22	$1.81	$2.02	$1.16
Weighted average ordinary shares outstanding(5):
Basic	26,889,330	26,814,154	21,483,354	19,768,290	19,702,408
Diluted	27,735,793	28,046,402	21,854,892	19,960,110	19,838,208
Dividends declared and paid during the year per share(6):	$0.40	$0.40	$0.30	—	—

Segmental information

	As of December 31,
	2014	2013	2012	2011	2010
	(In $ million)
Revenue:
Elektron	$230.6	$219.7	$265.3	$287.5	$203.5
Gas Cylinders	258.9	261.6	246.3	223.3	199.2

	$489.5	$481.3	$511.6	$510.8	$402.7

Trading profit(1):
Elektron	$38.9	$40.2	$52.8	$52.5	$32.8
Gas Cylinders	5.9	19.0	15.7	11.2	11.9

	$44.8	$59.2	$68.5	$63.7	$44.7

Consolidated Balance Sheet Data

	As of December 31,
	2014	2013	2012	2011	2010
	(In $ million)
Total assets	$459.8	$396.1	$390.5	$364.3	$296.6
Total liabilities	284.4	204.4	241.7	299.5	231.4
Total equity	175.4	191.7	148.8	64.8	65.2
Cash and short term deposits	14.6	28.4	40.2	22.2	10.3
Non-current bank and other loans	(121.4)	(63.8)	(63.5)	(129.4)	—
Senior Loan Notes due 2012	—	—	—	—	(106.3)
Current bank and other loans	—	—	—	(3.1)	(9.6)

Net debt	$(106.8)	$(35.4)	$(23.3)	$(110.3)	$(105.6)

Non-GAAP Financial Measures

	Year ended December 31,
	2014	2013	2012	2011	2010
	(In $ million)
Net revenue(7):
Elektron	$228.4	$211.3	$224.8	$217.7	$200.3
Gas Cylinders	258.9	261.6	246.3	223.3	199.2

	$487.3	$472.9	$471.1	$441.0	$399.5

Adjusted EBITDA(8):
Elektron	$50.1	$49.8	$61.0	$60.6	$40.4
Gas Cylinders	14.7	26.8	22.2	17.6	18.2

	$64.8	$76.6	$83.2	$78.2	$58.6

Adjusted net income(8)	$30.9	$39.8	$44.7	$41.1	$25.1
Adjusted net income per ordinary share(9):
Basic	$1.15	$1.48	$2.08	$2.08	$1.27
Diluted	$1.11	$1.42	$2.05	$2.06	$1.27

(1)
Trading profit is defined as operating profit before restructuring and other income (expense). For the purposes of our divisional segmental analysis, IFRS 8 requires the use of "segment profit" performance measures that are used by our chief operating decision maker. Trading profit is the "segment profit" measure used by our chief operating decision maker for divisional segmental analysis. See "Note 2—Revenue and segmental analysis" in our audited consolidated financial statements included elsewhere in this Annual Report.

(2)
Restructuring and other income (expense)

	2014	2013	2012	2011	2010
	($ millions)
(Charged) / Credited to Operating Profit
Rationalization of operations	(1.7)	(0.5)	(1.3)	—	(0.2)
Environmental costs	(2.0)	—	—	—	—
IPO related share based compensation charges	(0.2)	(0.5)	(0.8)	—	—
Non-trade legal & professional costs	—	—	—	(1.4)	—
(Charges)/credits on retirement benefit obligations	—	(1.7)	—	1.6	—
Loss on disposal of property, plant and equipment	—	—	—	—	(0.6)

	$(3.9)	$(2.7)	$(2.1)	$0.2	$(0.8)

  Rationalization of operations—In 2014, the Gas Cylinders Division incurred $1.1 million of rationalization costs (2013: $0.3million, 2012: $1.1 million, 2011 and 2010: $nil) in relation to restructuring activities, while in the same period the Elektron Division incurred $0.6 million of rationalization costs (2013: $0.2 million, 2012: $0.2 million, 2011: $nil, 2010: $0.2 million) in relation to restructuring activities.

  Environmental costs—In 2014, the Elektron Division incurred $2.0 million of costs relating to the discovery of low-level radiation during the routine and on-going remediation of an effluent pond where in the process of removing normal effluent from our U.S. MEL Chemicals plant in Flemington, New Jersey, we encountered uranium contamination. As a result of this, we were required to undertake specific actions to ensure disposal of the effluent material in accordance with Waste Acceptance Criteria, as set out by the New Jersey Department of Environmental Protection, before transportation and disposal. This exercise was completed during 2014.

  IPO-related share based compensation charges—In 2014, a charge of $0.2 million (2013: $0.5 million) was recognized in the income statement under IFRS 2 in relation to share options granted as part of the initial public offering.

  Non-trade legal and professional costs—In 2011, the Group incurred legal, audit and professional costs of $2.8 million in relation to the IPO and regulatory and legal documentation to support the transaction. Of this, $1.4 million was expensed in the year mainly in relation to historical audit work, and $1.4 million was deferred to be taken against share premium when the IPO took place in 2012.

  (Charges) / credits on retirement benefit obligations—In 2013, deferred members of the U.S. pension plan were offered the option of a lump sum in respect of their benefits in the plan. This partial settlement of the pension liabilities resulted in a non-cash charge to the income statement of $1.7 million. In 2011, retired members of the Luxfer Group Pension Plan, the principal defined benefit plan in the U.K., were offered the option of altering the structure of their pension by receiving an immediate increase in their pension in return for giving up rights to a portion of their future inflation-related pension increases. This partial acceptance of the offer resulted in a non-cash gain of $1.6 million.

  Loss on disposal of property, plant and equipment—In 2010, a charge of $0.6 million, net of proceeds from a third-party lessee of the building, was made for the demolition of a vacant property owned by the Group.

  For further information, see also "Note 5—Other income (expense) items" in our audited consolidated financial statements appearing elsewhere in this Annual Report.

(3)
Acquisition credit / (costs)—In 2014, a credit of $6.3 million was recognized in the income statement in relation to the remeasurement of deferred contingent consideration arising from acquisitions. Of the $6.3 million, $4.8 million related to the Elektron Division and specifically to the acquisition of the trade and assets of Truetech Inc and Innotech Products Limited (together "Luxfer Magtech") where an element of deferred consideration was considered no longer payable due to the acquired business narrowly failing to achieve a profit trigger as at December 31, 2014. In addition $1.5 million related to the Gas Cylinders Division, being the acquisition of Vexxel Composites LLC and Hypercomp Engineering Inc ("Luxfer Utah") and a subsequent reassessment of the potential profitability of this acquisition in the light of our revised expectations for the demand of compressed natural gas (CNG) systems following the recent fall in oil prices. This was offset in part by acquisition costs of $1.5 million recognized in the Elektron Division in relation to the acquisition of Luxfer Magtech, and $0.3 million of acquisition costs recognized in the Gas Cylinders Division in relation to the acquisition of Luxfer Utah. In 2013, a net acquisition cost of $0.1 million (2012: $0.6 million) was recognized by the Gas Cylinders Division in relation to the acquisition of Dynetek Industries Limited ("Dynetek").

(4)
Disposal costs of intellectual property—In 2012, the Elektron Division incurred costs of $0.2 million (2011: $0.2 million, 2010: $0.4 million) in relation to the sale process of intellectual property in the U.S. acquired as part of the 2007 acquisition of Revere Graphics Worldwide.

(5)
Basic and diluted earnings per ordinary share—For further information, see "Note 10—Earnings per share" to our audited consolidated financial statements. We calculate earnings per share in accordance with IAS 33. Basic earnings per share is calculated based on the weighted average of ordinary shares outstanding for the period presented. The weighted average of ordinary shares outstanding is calculated by time-apportioning the shares outstanding during the year. For the purpose of calculating diluted earnings per share, the weighted average of ordinary shares outstanding during the period presented has been adjusted for the dilutive effect of all share options granted to employees. In calculating the diluted weighted average of ordinary shares outstanding, there are no shares that have not been included for anti-dilution reasons.

  Following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014, and change in ADR ratio on June 9, 2014, each £0.50 ordinary share represents one American Depositary Share ("ADS"). The share split and ratio change were proposed for administrative convenience and simplicity, in particular to enable us to present earnings per ordinary share equal to earnings per ADS to avoid the complexity of presenting different earnings per share measures, given that previously each £1 ordinary share represented two ADSs.

(6)
Dividends declared and paid in the year—In 2014, four interim dividends of $0.10 per share were declared, and payments took place on February 5, May 7, August 6, and November 5. In 2013, four interim dividends of $0.10 per share were declared, and payments took place on February 6, May 8, August 7, and November 6. In 2012, an interim dividend of $0.20 per share was declared and paid on August 10, 2012. A further interim dividend of $0.10 per share was declared and paid on October 25, 2012.

(7)
Net revenue—Net revenue is defined as revenue excluding rare earth surcharges; the following table presents a reconciliation from revenue to net revenue.

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In $ million)
Revenue:
Elektron	$230.6	$219.7	$265.3	$287.5	$203.5
Gas Cylinders	258.9	261.6	246.3	223.3	199.2

	$489.5	$481.3	$511.6	$510.8	$402.7
Surcharge
Elektron	$2.2	$8.4	$40.5	$69.8	$3.2
Gas Cylinders	—	—	—	—	—

	$2.2	$8.4	$40.5	$69.8	$3.2
Net revenue(7):
Elektron	228.4	211.3	224.8	217.7	200.3
Gas Cylinders	258.9	261.6	246.3	223.3	199.2

	$487.3	$472.9	$471.1	$441.0	$399.5

(8)
Non-GAAP financial measures—The following tables present a reconciliation of adjusted net income and adjusted EBITDA to net income, the most comparable IFRS measure. A reconciliation of adjusted EBITDA to trading profit on a segmental basis is included in "Note 2—Revenue and segmental analysis" in our audited consolidated financial statements included elsewhere in this Annual Report.

	Year Ended December, 31
	2014	2013	2012	2011	2010
	($ millions)
Net income for the year	$29.2	$34.1	$39.5	$40.3	$23.1
IAS 19 retirement benefits finance charge	2.7	3.8	3.6	1.9	2.6
Acquisition and disposal charges
Unwind of discount on deferred consideration from acquisitions	0.3	—	—	—	—
Acquisitions (credit) / costs	(4.5)	0.1	0.6	—	—
Amortization on acquired intangibles	0.6	—	—	—	—
Disposal costs of intellectual property	—	—	0.2	0.2	0.4
Restructuring and other income / (expense)	3.9	2.7	2.1	(0.2)	0.8
Gain on purchase of own debt	—	—	—	—	(0.5)
Other share based compensation charges	1.6	1.3	—	—	—
Tax thereon	(2.9)	(2.2)	(1.3)	(1.1)	(1.3)

Adjusted net income	$30.9	$39.8	$44.7	$41.1	$25.1
Add back:
Tax thereon	2.9	2.2	1.3	1.1	1.3
Tax expense	7.1	12.6	16.0	12.5	8.9
Interest costs	6.6	6.2	6.7	9.2	9.6
Interest received	(0.5)	(0.3)	(0.2)	(0.2)	(0.2)
Depreciation & amortization	18.1	15.8	14.7	14.5	13.9
Amortization on acquired intangibles—included in above	(0.6)	—	—	—	—
Loss on disposal of property, plant and equipment	0.3	0.3	—	—	—

Adjusted EBITDA	$64.8	$76.6	$83.2	$78.2	$58.6

  Adjusted net income consists of net income adjusted for the post-tax impact of non-trading items, including IAS 19 retirement benefits finance charge, certain accounting charges relating to acquisitions and disposals of businesses (comprising other income / (expense) from acquisitions and disposals of businesses, the unwind of the discount on deferred consideration from acquisitions and the amortization on acquired intangibles), restructuring and other income / (expense), gain on purchase of own debt and other share-based compensation charges.

  Adjusted EBITDA is defined as profit for the period before tax expense, finance income (which comprises interest received and gain on purchase of own debt) and costs (which comprises interest costs, IAS 19 retirement benefits finance charges and the unwind of the discount on deferred consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, restructuring and other income / (expense), other share-based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment. Depreciation and amortization amounts include impairments to fixed assets when they are reflected in our financial statements as increases in accumulated depreciation or amortization.

  We prepare and present adjusted net income and adjusted EBITDA to eliminate the effect of items that we do not consider indicative of our core operating performance. Management believes that adjusted net income and adjusted EBITDA are key performance indicators used by the investment community and that the presentation of adjusted net income and adjusted EBITDA will enhance an investor's understanding of our results of operations. However, adjusted net income and adjusted EBITDA should not be considered in isolation by investors as an alternative to profit for the year as an indicator of our operating performance or as a measure of our profitability. Adjusted net income and adjusted EBITDA are not measures of financial performance under IFRS, may not be indicative of historic operating results and are not meant to be predictive of potential future results. Adjusted net income and adjusted EBITDA measures presented herein may not be comparable to other similarly titled measures of other companies. While adjusted net income and adjusted EBITDA are not measures of financial performance under IFRS, adjusted net income and adjusted EBITDA presented have been computed using IFRS amounts.

(9)
Basic and diluted adjusted earnings per ordinary share—For further information, see "Note 10—Earnings per share" to our audited consolidated financial statements. We believe that the use of non-GAAP financial measures such as adjusted earnings per ordinary share more closely reflects the underlying earnings per ordinary share performance and is a financial measure widely used by both investors and financial analysts of the company's ordinary shares.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

You should carefully consider the following risk factors described below, together with all of the other information in this Annual Report, including our consolidated financial statements and the related notes appearing elsewhere in this Annual Report, before investing in our American Depositary Shares ("ADSs"). The risks and uncertainties described below are those significant risk factors currently known and specific to us that we believe are relevant to an investment in our securities. If any of these risks materialize, our business, financial condition or results of operations could suffer, the price of our ADSs could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or those we now deem immaterial may also harm us and adversely affect your investment in our ADSs.

Risks Relating to Our Operations

We depend on certain end-markets, including the automotive, alternative fuels, self-contained breathing apparatus, aerospace and defense, medical, and printing and paper end-markets, and an economic downturn or regulatory changes in any of those end-markets could reduce sales.

We have significant exposures to certain key end-markets, including some end-markets that are cyclical in nature or subject to high levels of regulatory control. To the extent that any of these cyclical end-markets are in decline, at a low point in their economic cycle or subject to regulatory change, sales may be adversely affected and thereby negatively affect our ability to fund our business operations and service our indebtedness. It is possible that all or most of these end-markets could be in decline at the same time, such as during a recession, which could significantly harm our financial condition and results of operations due to decreased sales. For example, 16% of our 2014 sales were related to automotive end-markets, 8% to alternative fuels end-markets, 13% to the self-contained breathing apparatus ("SCBA") end-market, 15% to aerospace and defense end-markets, 9% to medical end-markets (including portable oxygen) and 9% to printing and paper end-markets. Together, these six markets accounted for approximately 70% of our 2014 revenue. Dependence of either of our divisions on certain end-markets is even more pronounced. For example, in 2014, excluding rare earth surcharges, 27% of the Elektron Division's sales were to customers in the automotive end-market, which slumped in 2009; although global automotive production, which constitutes a significant driver of sales in our automotive end-market, has since improved, European production has not risen back to pre-recession levels. Moreover, in 2013, 19% of the Gas Cylinders Division's sales were to customers in the alternative fuels end-markets, which dropped to 15% in 2014. Gas Cylinders Division's sales in this end-market were affected by increased competition and more recently falling oil prices, which have led to some customers deferring expenditure in the alternative fuel projects due to the reduced saving on fuel costs when compared to using diesel, along with reduced activities in the oil and gas sector.

Our global operations expose us to economic conditions, political risks and specific regulations in the countries in which we operate, which could have a material adverse impact on our business, financial condition and results of operations.

We derive our revenue and earnings from operations in many countries and are subject to risks associated with doing business internationally. We have wholly-owned facilities in the United Kingdom, the United States, Canada, France, Germany, the Czech Republic and China and joint venture facilities in India, South Korea, Japan and the United States. Doing business in different countries has risks, including the potential for adverse changes in the local political, financial or regulatory climate, difficulty in staffing and managing geographically diverse operations, and the costs of complying with a variety of laws and regulations. Because we have operations in many countries, we are also liable to pay taxes in many fiscal jurisdictions. Our tax burden depends on the interpretation of local tax regulations, bilateral or multilateral international tax treaties and the administrative doctrines in each jurisdiction. Changes in these tax regulations may increase our tax burden.

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

If we fail to maintain our relationships with our major customers or fail to replace lost customers, or if there is reduced demand from our customers or for products produced by our customers, such failures or reduced demand could reduce our sales and have a material adverse effect on our financial condition and results of operations. In addition, we could experience a reduction in sales if any of our customers fail to perform or default on any payment pursuant to our contracts with them. For example, in certain markets, such as in the gas transportation market for alternative fuels, we contract large single orders, ranging from $2 million to $15 million, which exposes us to individually larger credit risks. For example, in 2014 delays in one particular customer's project resulted in a requirement for a $2 million impairment in the receivable to us due to their financial distress. Long-term relationships with customers are especially important for suppliers of intermediate materials and components such as we are. We often work closely with customers to develop products that meet particular specifications as part of the design of a product intended for an end-user market. The bespoke nature of many of our products could make it difficult to replace lost customers. Our top ten customers accounted for 28% of our revenue in 2014.

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

Because of the highly competitive nature of some markets in which we operate, we may have difficulty raising customer prices to offset increases in costs of raw materials. For example, the U.S. medical oxygen cylinder market has a number of dedicated producers with excess capacity, making it very difficult for us to raise customer prices to offset aluminum cost increases. In addition, rising aluminum prices could lead to the development of alternative products that use lower-cost materials, which could become favored by end-market users.

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

Competition with respect to less-complex zirconium chemicals has been particularly intense, with Chinese suppliers providing low-cost feedstock to specialist competitors, making it especially difficult to compete in commodity products such as paper-making additives. Chinese magnesium also continues to be imported into Europe in large volumes, which may impact our competitive position in Europe regarding certain magnesium alloys. More generally, we may face potential competition from producers that manufacture products similar to our aluminum-based, magnesium-based and zirconium-based products using other materials, such as steel, plastics, composite materials or other metals, minerals and chemicals. Products manufactured by competitors using different materials might compete with our products in terms of price, weight, engineering characteristics, recyclability or other grounds.

We may also enter new markets with established competitors. We expect to face new and significant challenges in our effort to enter into these highly competitive markets in which we did not have a presence historically. For example, in recent years we have entered markets focused on the containment of compressed natural gas (CNG) and incurred startup costs along with strong competitive pressures from existing providers of similar cylinder technologies. Even if we are able to enter into these new markets initially, we may not be able to sustain the effort on a long term-basis or establish sufficient market share to achieve meaningful returns from our investment.

Other parts of our operations manufacture and sell products that satisfy customer specifications. Competitors may develop lower-cost or better-performing products, and customers may not be willing to pay a premium for advantages offered by our products.

In addition, governments may impose import and export restrictions, grant subsidies to local companies and implement tariffs and other trade-protection regulations and measures that may give competitive advantages to certain of our competitors and adversely affect our business.

We depend upon our larger suppliers for a significant portion of our raw materials, and a loss of one of these suppliers or a significant supply interruption could negatively impact our financial performance.

Failure to maintain relationships with key suppliers or to develop relationships with other suppliers could negatively affect our financial condition or results of operations. We rely, to varying degrees, on major suppliers for some of the principal raw materials of our engineered products, including aluminum, zirconium and carbon fiber. For example, in 2014, we obtained 67% of our aluminum, the largest single raw material purchased by the Gas Cylinders Division, from Rio Tinto Alcan and its associated companies. Moreover, demand for carbon fiber is increasing rapidly, leading to occasional periods of short supply in recent years, with a number of expanding applications competing for the same supply of this specialized raw material. We currently purchase most of our carbon fiber from Toray and Grafil, a subsidiary of Mitsubishi Chemical. For additional details of some of our major suppliers, see "Item 4.B. Business Overview."

We generally purchase raw materials from suppliers on a spot basis under standard terms and conditions. We have recently agreed to a three-year supply contract with Rio Tinto Alcan for a substantial portion of our aluminum requirements. We have also signed both a one-year and a five-year magnesium supply contract with U.S. Magnesium for a portion of our requirements that expire in December 2015 and December 2019, respectively.

An interruption in the supply of essential materials used in our production processes or an increase in the prices of materials due to market shortages, supplier financial difficulties, government quotas or natural disturbances, could significantly affect our ability to provide competitively priced products to customers in a timely manner, and thus have a material adverse effect on our business, results of operations or financial condition. In the event of a significant interruption in the supply of any materials used in our production processes or a significant increase in their prices (as we have experienced, for example, at different times with aluminum, magnesium and rare earths), we may have to purchase these materials from alternative sources, build additional inventory of raw materials, increase our prices, reduce our profit margins or possibly fail to fill customer orders by deadlines required in contracts. We can provide no assurance that we would be able to obtain replacement materials quickly on similar terms or at all.

We are exposed to fluctuations in the prices of the raw materials that are used to manufacture our products, and such fluctuations in raw material prices could lead us to incur unexpected costs and could affect our margins or our results of operations.

The primary raw material we use to manufacture gas cylinders and superformed panels is aluminum supplied in billet and sheet form. The price of aluminum is subject to both significant short-term price fluctuations and to longer-term cyclicality as a result of international supply and demand relationships. In 2014, the London Metal Exchange ("LME") three-month price of aluminum reached a high of just over $2,100 per metric ton and a low of just below $1,700 per metric ton. The delivery premiums added by suppliers to the LME price also fluctuate, for example: the Midwest Aluminum Premium for physical supply of aluminum billet in the United States rose in 2014 from $259 per metric ton to $526 per metric ton. We have experienced significant price increases and volatility in other raw material costs in the last few years, such as primary magnesium, carbon fiber, zircon sand and rare earths. For example, starting in mid-2010, Chinese authorities greatly reduced the export quota for rare earths, which resulted in volatility and an increase in the price of cerium carbonate. See "Item 4.B. Business Overview."

Fluctuations in the prices of these raw materials could affect margins in the businesses in which we use them. See "Item 5. Operating and Financial Review and Prospects." We cannot always pass on price increases or increase our prices to offset raw material price increases immediately or at all, whether because of fixed-price agreements with customers, competitive pressures that restrict our ability to pass on cost increases or increase prices, or other factors. It can be particularly difficult to pass on price increases or increase prices in product areas such as gas cylinders, where competitors offer similar products made from alternative materials, such as steel, if those materials are not subject to the same cost increases. Higher prices necessitated by large increases in raw material costs could make our current or future products unattractive compared to competing products made from alternative materials that have not been so affected by raw material cost increases or compared to products produced by competitors who have not incurred such large increases in their raw material costs. As a result, a substantial increase in raw material costs could have a material adverse effect on our financial condition and results of operations. In such an event, there might be less cash available than necessary to fund our business operations effectively or to service our indebtedness.

If the price of aluminum were to rise, our increased exposure to changes in aluminum prices could have a material adverse impact on our results of operations to the extent that we cannot pass price increases on to our customers or manage exposure effectively through hedging instruments. Currently we use derivative financial instruments to hedge our exposures to fluctuations in aluminum prices. Although it is our treasury policy to enter into these transactions only for hedging and not for speculative purposes, we are exposed to market risk and credit risk with respect to the use of these derivative financial instruments. See "Item 11. Quantitative & Qualitative Disclosures About Market Risk." In addition, if we have hedged our metal position, a fall in the price of aluminum might give rise to hedging margin calls to the detriment of our borrowing position.

In the past several years we have made additional purchases of large stocks of magnesium and some rare earth chemicals in an effort to delay the effect of potentially increased prices in the future (although we have since stopped doing so with respect to rare earth chemicals). However, even though such purchases are not made for speculative purposes, there can be no assurance that prices will move as expected. Moreover, these strategic purchases increase our working capital needs, reducing our liquidity and cash flow and potentially resulting in an increased drawdown on our revolving credit facility (the "Revolving Credit Facility").

We are exposed to fluctuations in prices of utilities that are used in the manufacture of our products, and such fluctuations in utility prices could lead us to incur unexpected costs and could affect our margins or our results of operations.

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

Fluctuations in the prices of these utility costs could affect margins in our businesses in which we use them. We cannot always pass on price increases or increase our prices to offset increases in utility costs immediately or at all, whether because of fixed-price agreements with customers, competitive pressures that restrict our ability to pass on cost increases or increase prices, or other factors. It can be particularly difficult to pass on price increases or increase prices in product areas such as gas cylinders, where competitors offer similar products made from alternative materials, such as steel, if those materials are not subject to the same cost increases. As a result, a substantial increase in utility costs could have a material adverse effect on our financial condition and results of operations. In such an event, there might be less cash available than necessary to fund our business operations effectively or to service our indebtedness.

Changes in foreign exchange rates could reduce margins on our sales, reduce the reported revenue of our non-U.S. operations and have a material adverse effect on our results of operations.

We conduct a large portion of our commercial transactions, purchases of raw materials and sales of goods in various countries and regions, including the United Kingdom, the United States, continental Europe, Australia and Asia. Our manufacturing operations based in the United States, continental Europe and Asia usually purchase raw materials and sell goods denominated in their local currency, but our manufacturing operations in the United Kingdom often purchase raw materials and sell products in different currencies. Changes in the relative values of currencies can decrease the profits of our subsidiaries when they incur costs in currencies that are different from the currencies in which they generate all or part of their revenue. These transaction risks principally arise as a result of purchases of raw materials in U.S. dollars, coupled with sales of products to customers in euros. This impact is most pronounced in our exports to continental Europe from the United Kingdom. In 2014, our U.K. operations sold approximately €41.6 million of goods into the euro zone. Our policy is to hedge a portion of our net exposure to fluctuations in exchange rates with forward foreign currency exchange contracts. Therefore, we are exposed to market risk and credit risk through the use of derivative financial instruments. Moreover, any failure of hedging policies could negatively impact our profits, and thus damage our ability to fund our operations and to service our indebtedness.

In addition to subsidiaries and joint ventures in the United States, we have subsidiaries located in the United Kingdom, France, Germany, the Czech Republic, Canada and China, as well as joint ventures in Japan and India, whose revenue, costs, assets and liabilities are denominated in local currencies. Because our consolidated accounts are reported in U.S. dollars, we are exposed to fluctuations in those currencies when those amounts are translated to U.S. dollars for purposes of reporting our consolidated accounts, which may cause declines in results of operations. The largest risk is from our operations in the United Kingdom, which in 2014 generated operating profits of $15.8 million from sales revenue of $181.9 million. Fluctuations in exchange rates, particularly between the U.S. dollar and the pound sterling, can have a material effect on our consolidated income statement and balance sheet. In 2014, movements in the average U.S. dollar exchange rate had a positive impact on revenue of $4.3 million, while in 2013, movements in the average U.S. dollar exchange rate had a negative impact on reported revenue of $1.5 million. Changes in translation exchange rates decreased net assets by $10.8 million in 2014 compared to an increase of $3.1 million in 2013. For additional information on these risks and the historical impact on our results see "Item 11. Quantitative & Qualitative Disclosure About Market Risk."

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

We have defined benefit pension arrangements in the United Kingdom, the United States and France. See "Note 29" of the audited consolidated financial statements appearing elsewhere in this Annual Report. Our largest defined benefit plan, the Luxfer Group Pension Plan, which closed to new members in 1998 but remains open for accrual of future benefits based on career-average salary, is funded according to the regulations in effect in the United Kingdom and, as of December 31, 2014, and December 31, 2013, had an IAS 19 accounting deficit of $76.9 million and $61.4 million, respectively. Luxfer Group Limited is the principal employer under the Luxfer Group Pension Plan, and other U.K. subsidiaries also participate under the plan. Our other defined benefit plans are less significant than the Luxfer Group Pension Plan and, as of December 31, 2014, and December 31, 2013, had an IAS 19 accounting deficit of $14.0 million and

$6.2 million, respectively. The largest of these additional plans is the BA Holdings, Inc. Pension Plan in the United States, which was closed to further benefit accruals in December 2005. According to the actuarial valuation of the Luxfer Group Pension Plan as at April 5, 2012, the Luxfer Group Pension Plan had a deficit of £50.1 million on the plan-specific basis. Should a wind-up trigger occur in relation to the Luxfer Group Pension Plan, the buy-out deficit of that plan will become due and payable by the employers. The aggregate deficit of the Luxfer Group Pension Plan on a buy-out basis was estimated at £140 million as at April 5, 2012. The trustees have the power to wind-up the Luxfer Group Pension Plan if they consider that in the best interests of members, there is no reasonable purpose in continuing the Luxfer Group Pension Plan.

We are exposed to various risks related to our defined benefit plans, including the risk of loss of market value of the plan assets, the risk of actual investment returns being less than assumed rates of return, the trustees of the Luxfer Group Pension Plan switching investment strategy (which does require consultation with the employer) and the risk of actual experience deviating from actuarial assumptions for such things as mortality of plan participants. In addition, fluctuations in interest rates cause changes in the annual cost and benefit obligations. As a result of the actuarial valuation as at April 5, 2012, we are required to make increased ongoing cash contributions, over and above normal contributions required to meet the cost of future accrual, to the Luxfer Group Pension Plan. These additional payments are intended to reduce the funding deficit. We have agreed with the trustees to a schedule of payments to reduce the deficit. This schedule has been provided to and confirmed by the U.K. Pensions Regulator (the "Pensions Regulator"). The schedule of payments provides for minimum annual contributions of £3.4 million per year, together with additional variable contributions based on one-fifth of net earnings of Luxfer Holdings PLC, in the previous calendar year, in excess of £12 million. The total contributions are subject to an annual cap of £5 million. These contribution rates are to apply until the deficit is eliminated (expected to take between 10 and 12 years from 2012, depending on variable contributions), but in practice the schedule will be reviewed, and may be revised, following the next triennial actuarial valuation. There is a limited ability to delay payments in the event of another severe economic downturn. Regulatory burdens have also proven to be a significant risk, such as the United Kingdom's Pension Protection Fund ("PPF") Levy, which was $0.8 million in 2014. Although they do not carry the same risks to the Company, we have offered new employees membership in defined contribution pension arrangements or 401(k) arrangements following closure of the defined benefit plans described above.

The Pensions Regulator in the United Kingdom has power in certain circumstances to issue contribution notices or financial support directions that, if issued, could result in significant liabilities arising for us.

The Pensions Regulator may issue a contribution notice to the employers that participate in the Luxfer Group Pension Plan or any person who is connected with or is an associate of these employers where the Pensions Regulator is of the opinion that the relevant person has been a party to an act, or a deliberate failure to act, which had as its main purpose (or one of its main purposes) the avoidance of pension liabilities or where such act has a materially detrimental effect on the likelihood of payment of accrued benefits under the Luxfer Group Pension Plan being received. A person holding alone or together with his or her associates directly or indirectly one-third or more of our voting power could be the subject of a contribution notice. The terms "associate" and "connected person," which are taken from the Insolvency Act 1986, are widely defined and could cover our significant shareholders and others deemed to be shadow directors. If the Pensions Regulator considers that a plan employer is "insufficiently resourced" or a "service company" (which terms have statutory definitions), it may impose a financial support direction requiring such plan's employer or any member of the Group, or any person associated or connected with an employer, to put in place financial support in relation to the Luxfer Group Pension Plan. Liabilities imposed under a contribution notice or financial support direction may be up to the difference between the value of the assets of the Luxfer Group Pension Plan and the cost of buying out the benefits of members and other beneficiaries of the Luxfer Group Pension Plan. In practice, the risk of a contribution notice being imposed may restrict our ability to restructure or undertake certain corporate activities. Additional security may also need to be provided to the trustees of the Luxfer Group Pension Plan before certain corporate activities can be undertaken (such as the payment of an unusual dividend), and any additional funding of the Luxfer Group Pension Plan may have an adverse effect on our financial condition and the results of our operations.

Our ability to remain profitable depends on our ability to protect and enforce our intellectual property, and any failure to protect and enforce such intellectual property could have a material adverse impact on our business, financial condition and results of operations.

We cannot ensure that we will always have the ability to protect proprietary information and our intellectual property rights. We protect our intellectual property rights (within the United States, Europe and other countries) through various means, including patents and trade secrets. Because of the difference in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in other countries as they would in the United States or the United Kingdom. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors will not infringe our patents or that we will have adequate resources to enforce our patents. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition. Our patents will only be protected for the duration of the patent. Some of our older key patents have expired and will expire over the next few years. As a result, our competitors may introduce products using the technology previously protected, these products may have lower prices than our products, which may negatively affect our market share. To compete, we may need to reduce our prices for those products. Additionally, the expiry of certain of those patents has reduced and will reduce barriers to entry into products and end-markets. The expiry of our patents therefore could have a significant adverse effect on our business, results of operations and financial condition. For example our European patents covering the use of certain proprietary high strength alloys in the manufacture of high pressure gas cylinders (L7X) expired in Europe in 2014, the expiry of which may lead to competitive products appearing in the European market and consequential price pressures. The US patent expires in 2016.

With respect to our unpatented proprietary technology, it is possible that others will independently develop the same or similar technology or obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. Nevertheless, we cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected. Moreover, we rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and we have registered or applied to register many of these trademarks. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks.

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

If any of these licenses expires or terminates, we will no longer retain the rights to use the relevant third-party proprietary technologies in our manufacturing processes and products, which could have a material adverse effect on our business, results of operations and financial condition. Further, the rights granted to us might be non-exclusive, which could result in our competitors gaining access to the same intellectual property.

Some of our patents may cover inventions that were conceived or first reduced to practice under, or in connection with, government contracts or other government funding agreements or grants. With respect to inventions conceived or first reduced to practice under such government funding agreements, a government may retain a non-exclusive, irrevocable, royalty-free license to practice or have practiced for or on behalf of the relevant country the invention throughout the world. In addition, if we fail to comply with our reporting obligations or to adequately exploit the developed intellectual property under these government funding agreements, the relevant country may obtain additional rights to the developed intellectual property, including the right to take title to any patents related to government-funded inventions or to license the same to our competitors. Furthermore, our ability to exclusively license or assign the intellectual property developed under these government funding agreements to third parties may be limited or subject to the relevant government's approval or oversight. These limitations could have a significant impact on the commercial value of the developed intellectual property.

We often enter into research and development agreements with academic institutions whereby they generally retain certain rights to the developed intellectual property. The academic institutions generally retain rights over the technology for use in non-commercial academic and research fields, including in some cases the right to license the technology to third parties for use in those fields. It is difficult to monitor and enforce such non-commercial academic and research uses, and we cannot predict whether the third-party licensees would comply with the use restrictions of these licenses. We could incur substantial expenses to enforce our rights against such licensees. In addition, even though the rights that academic institutions obtain are generally limited to the noncommercial academic and research fields, they may obtain rights to commercially exploit developed intellectual property in certain instances. Under research and development agreements with academic institutions, our rights to intellectual property developed thereunder is not always certain, but instead may be in the form of an option to obtain license rights to such intellectual property. If we fail to exercise our option rights in a timely way and/or we are unable to negotiate a license agreement, the academic institution may offer a license to the developed intellectual property to third parties for commercial purposes. Any such commercial exploitation could adversely affect our competitive position and have a material adverse effect on our business.

If third parties claim that intellectual property used by us infringes upon their intellectual property, our operating profits could be adversely affected.

We may, from time to time, be notified of claims that we are infringing upon patents, copyrights, or other intellectual property rights owned by third parties, and we cannot provide assurances that other companies will not in the future pursue such infringement claims against us or any third-party proprietary technologies we have licensed. If we were found to infringe upon a patent or other intellectual property right, or if we failed to obtain or renew a license under a patent or other intellectual property right from a third party, or if a third party from whom we are licensing technologies was found to infringe upon a patent or other intellectual property rights of another third party, we may be required to pay damages, suspend the manufacture of certain products or re-engineer or rebrand our products, if feasible, or we may be unable to enter certain new product markets. Any such claims could also be expensive and time-consuming to defend and could divert management's attention and resources. Our competitive position could suffer as a result. In addition, if we have omitted to enter into a valid non-disclosure or assignment agreement for any reason, we may not own the invention or our intellectual property and may not be adequately protected.

Any failure of our research and development activity to improve our existing products and develop new products could cause us to lose market share and impact our financial position.

Our products are highly technical in nature, and in order to maintain and improve our market position, we depend on successful research and development activity to continue to improve our existing products and develop new products. We cannot be certain that we will have sufficient research and development capability to respond to changes in the industries in which we operate. These changes could include changes in the technological environment in which we currently operate, increased demand for new products or the development of alternatives to our products. For example, the development of lighter-weight steel alloys has made the use of steel in gas cylinders a more competitive alternative to aluminum than it had been previously. In addition, our superformed aluminum components compete with new high-performance composite materials developed for use in the aerospace industry. In our efforts to develop and market new products and enhancements to our existing products, we may fail to identify new product opportunities successfully or develop and timely bring new products to market. We may also experience delays in completing development of, enhancements to or new versions of our products, and product innovations may not achieve the market penetration or price stability necessary for profitability. In addition to benefiting from our research collaboration with universities, we spent $10.6 million, $9.8 million and $8.9 million (including revenue and capital items but before funding grants received) in 2014, 2013 and 2012, respectively, on our own research and development activities. We expect to fund our future capital expenditure requirements through operating profit cash flows and restricted levels of indebtedness, but if operating profit decreases, we may not be able to invest in research and development or continue to develop new products or enhancements.

Without the timely introduction of new products or enhancements to existing products, our products could become obsolete over time, in which case our business, results of operations and financial condition could be adversely affected.

Some of our key operational equipment is relatively old and may require significant capital expenditures for repair or replacement.

We already incur considerable expense on maintenance, including preventative maintenance and repairs. Higher levels of maintenance and repair costs could result from the need to maintain our older plants, property and equipment, and machinery breakdowns could result in interruptions to the business, causing lost production time and reduced output. Machinery breakdowns or equipment failures may hamper or cause delays in the production and delivery of products to our customers and increase our operating costs, thus reducing cash flow from operations. In particular, the breakdown of some of our older equipment, such as the large hot-rolling mill at our Madison, Illinois, plant, could be difficult to repair and would be very costly should it need to be replaced. Any failure to deliver products to our customers in a timely manner could adversely affect our customer relationships and reputation. Any failure to implement required investments, whether because of requirements to divert funds to repair existing physical infrastructure, debt-service obligations, unanticipated liquidity constraints or other factors, could have a material adverse effect on our business and on our ability to service our indebtedness.

Our operations may prove harmful to the environment, and any cleanup or other related costs could have a material adverse effect on our operating results or financial condition.

We are exposed to substantial environmental costs and liabilities, including liabilities associated with divested assets and prior activities performed on sites before we acquired an interest in them. Our operations, including the production and delivery of our products, are subject to a broad range of continually changing environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations increasingly impose more stringent environmental protection standards on us with respect to, among other things, air emissions, wastewater discharges, the use and handling of hazardous materials, noise levels, waste-disposal practices, soil and groundwater contamination and environmental cleanup. Complying with these regulations involves significant and recurring costs. See "Item 4.B. Business Overview" for details of our environmental management program and the environmental issues that we are currently addressing.

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

Certain of our operations are highly regulated by different agencies that require products to comply with their rules and procedures and can subject our operations to penalties or adversely affect production.

Certain of our operations are in highly regulated industries that require us to maintain regulatory approvals and, from time to time, obtain new regulatory approvals from various countries. This can involve substantial time and expense. In turn, higher costs of compliance reduce our cash flow from operations. For example, manufacturers of gas cylinders throughout the world must comply with high local safety and health standards and obtain regulatory approvals in the markets in which they sell their products. Furthermore, military organizations require us to comply with applicable government regulations and specifications when providing products or services to them directly or as subcontractors. In addition, we are required to comply with U.S. and other export regulations with respect to certain products and materials. The European Union has also passed legislation governing the registration, evaluation and authorization of chemicals, known as REACH, pursuant to which we are required to register chemicals and gain authorization for the use of certain substances. Although we make reasonable efforts to obtain all licenses and certifications that are required by countries in which we operate, there is always a risk that we may be found not to comply with certain required procedures. This risk grows with increased complexity and variance in regulations across the globe. Because regulatory schemes vary by country, we may also be subject to regulations of which we are not presently aware and could be subject to sanctions by a foreign government that could materially and adversely affect our operations in the relevant country.

Governments and their agencies have considerable discretion to determine whether regulations have been satisfied. They may also revoke or limit existing licenses and certifications or change the laws and regulations to which we are subject at any time. If our operations fail to obtain, experience delays in obtaining or lose a needed certification or approval, we may not be able to sell our products to our customers, expand into new geographic markets or expand into new product lines, which will ultimately have a material adverse effect on our business, financial position and results of operations. In addition, new or more stringent regulations, if imposed, could have an adverse effect on our results of operations because we may experience difficulty or incur significant costs in connection with compliance. Non-compliance with these regulations could result in administrative, civil, financial, criminal or other sanctions against us, which could have negative consequences on our business and financial position. Furthermore, if we begin to operate in new countries, we may need to obtain new licenses, certifications and approvals.

Our customers are also often subject to similar regulations and risks. We therefore face the risk that our customers may have the demand for their products reduced as a result of regulatory matters that fall outside our direct control. This would in turn reduce demand for our products and have a negative financial impact on our operating results.

Legislation and regulations to reduce carbon dioxide and other greenhouse gas emissions may have a material adverse impact on our results of operations, financial condition and cash flows.

Although we are working to improve our energy efficiency, our manufacturing processes and the manufacturing processes of many of our suppliers and customers are still energy-intensive and use or generate, directly or indirectly, greenhouse gases ("GHGs"). Political and scientific debates related to the effects of emissions of carbon dioxide and other greenhouse gases on the global climate are ongoing. In recent years, current regulatory programs impacting GHG emissions from large industrial plants and other sources include the European Union Emissions Trading Scheme, the CRC Energy Efficiency Scheme in the United Kingdom and certain federal and state programs in the United States, including GHG reporting and permitting rules issued by the U.S. Environmental Protection Agency and the California cap and trade program. These programs and additional future legislation and regulations aimed at reducing GHG emissions could have a material adverse effect on our results of operations and financial condition because of the costs of compliance and the impact on our energy costs.

Because of the nature and use of the products that we manufacture, we may in the future face large liability claims.

We are subject to litigation in the ordinary course of our business, which could be costly to us and which may arise in the future. We are exposed to possible claims for personal injury, death or property damage, which could result from a failure of a product manufactured by us or of a product integrating one of our products. For example, improperly manufactured gas cylinders could explode at high pressure, which can cause substantial personal and property damage. This risk may be increased through the use of new technologies, materials and innovations. We also supply many components into aerospace applications in which the potential for significant liability exposures necessitates additional insurance costs.

Many factors beyond our control could lead to liability claims, including:

  ▪
  the failure of a product manufactured by a third party that incorporated components manufactured by us;

  ▪
  the reliability and skills of persons using our products or the products of our customers; and

  ▪
  the use by customers of materials or products that we produced for applications for which the material or product was not designed.

If we cannot successfully defend ourselves against claims, we may incur substantial liabilities. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

  ▪
  decreased demand for our products;

  ▪
  reputational injury;

  ▪
  initiation of investigation by regulators;

  ▪
  costs to defend related litigation;

  ▪
  diversion of management time and resources;

  ▪
  compensatory damages and fines;

  ▪
  product recalls, withdrawals or labeling, marketing or promotional restrictions;

  ▪
  loss of revenue;

  ▪
  exhaustion of any available insurance and our capital resources; and

  ▪
  a decline in our stock price.

We could be required to pay a material amount if a claim is made against us that is not covered by insurance or otherwise subject to indemnification or that exceeds the insurance coverage that we maintain. Moreover, we do not currently carry insurance to cover the expense of product recalls, and litigation involving significant product recalls or product liability could have a material adverse effect on our financial condition or results of operations.

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

  ▪
  failing to discover liabilities of the acquired company or business for which we may be responsible as a successor owner or operator, including environmental costs and liabilities;

  ▪
  difficulties associated with the assimilation of operations and personnel of the acquired company or business;

  ▪
  increased debt service requirements as a result of increased indebtedness to complete acquisitions;

  ▪
  the loss of key personnel in the acquired company or business; and/or

  ▪
  a negative effect on our financial results resulting from an impairment of acquired intangible assets, the creation of provisions or write-downs.

Goodwill represents the amount of acquisition cost over the fair value of net assets we acquired in the purchase of other businesses. We review goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate the carrying value of the asset might be impaired. We determine impairment by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in our results of operations in the periods in which they become known. At December 31, 2014, our goodwill totaled $67.9 million. While we have recorded no impairment charges since we initially recorded the goodwill, there can be no assurance that our future evaluations of goodwill will not result in findings of impairment and related write-downs, which may have a material adverse effect on our financial condition and results of operations.

We cannot ensure that every acquisition will ultimately provide the benefits originally anticipated.

We also face certain challenges as a result of organic growth. For example, in order to grow while maintaining or decreasing per-unit costs, we will need to improve efficiency, effectively manage operations and employees and hire enough qualified technical personnel. We may not be able to adequately meet these challenges. Any failure to do so could result in costs increasing more rapidly than any growth in sales, thus resulting in lower operating income from which to finance operations and indebtedness. In addition, we may need to borrow money to finance organic growth, which will increase our debt service requirements. There can be no assurance that we will be able to borrow money in the future on favorable terms or at all.

We could suffer a material interruption in our operations as a result of unforeseen events or operating hazards.

Our production facilities are located in a number of different locations throughout the world. Any of our facilities could suffer an interruption in production, either at separate times or at the same time, because of various and unavoidable occurrences, such as severe weather events (for example, hurricanes and floods), earthquakes, casualty events (for example, explosions, fires or material equipment breakdowns), acts of terrorism, pandemic disease, labor disruptions or other events (for example, required maintenance shutdowns). For example, a severe hailstorm caused extensive damage to glazed panels at our Madison, Illinois, plant in 2012, and our operations in California are subject to risks related to earthquakes. In addition, some of our products are highly flammable, and there is a risk of fire inherent in their production process. For example, in 2010, two furnaces were destroyed in a fire at our Madison, Illinois, plant. Such hazards could cause personal injury or death, serious damage to or destruction of property and equipment, suspension of operations, substantial damage to the environment and/or reputational harm. The risk is particularly high in the production of fine magnesium powders, which are highly flammable and explosive in certain situations. Similar disruptions in the operations of our suppliers or customers could materially affect our business and operations. Although we carry certain levels of business-interruption insurance, the coverage on certain catastrophic events or natural disasters, including earthquakes, a failure of energy supplies and certain other events, is limited, and it is possible that the occurrence of such events may have a significant adverse impact on our business and, as a result, on our cash flows.

We are exposed to risks related to cybersecurity threats and incidents.

In the conduct of our business, we collect, use, transmit and store data on information technology systems. This data includes confidential information belonging to us, our customers and other business partners, as well as personally identifiable information of individuals. We have experienced, and expect to continue to be subject to, cybersecurity threats and incidents, ranging from employee error or misuse to individual attempts to gain unauthorized access to information systems to sophisticated and targeted measures known as advanced persistent threats, none of which have been material to the Company to date. We also rely in part on the reliability of certain tested third parties' cybersecurity measures, including firewalls, virus solutions and backup solutions. Cybersecurity incidents may result in business disruption, the misappropriation, corruption or loss of confidential information and critical data (ours or that of third parties), reputational damage, litigation with third parties, diminution in the value of our investment in research and development, data privacy issues and increased cybersecurity protection and remediation costs. Moreover, we devote significant resources to network security, data encryption and other measures to protect our systems and data from unauthorized access or misuse, including to meet certain information security standards that may be required by our customers, all of which increases cybersecurity protection costs. As these threats, and government and regulatory oversight of associated risks, continue to evolve, we may be required to expend additional resources to enhance or expand upon the security measures we currently maintain.

Future cybersecurity breaches or incidents or further increases in cybersecurity protection costs may have a material adverse effect on our business, financial condition or results of operations.

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

Our ultimate parent company, Luxfer Holdings PLC, conducts all of its operations through the subsidiaries of Luxfer Group. Accordingly, its main cash source is dividends from these subsidiaries. The ability of each subsidiary to make distributions depends on the funds that a subsidiary receives from its operations in excess of the funds necessary for its operations, obligations or other business plans. Since Luxfer Group subsidiaries are wholly-owned, claims of Luxfer Holdings PLC will generally rank junior to all other obligations of the subsidiaries. If Luxfer Group operating subsidiaries are unable to make distributions, Luxfer Group's growth may slow, unless we are able to obtain additional debt or equity financing. In the event of a subsidiary's liquidation, there may not be assets sufficient for us to recoup our investment in the subsidiary.

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

The U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making or, in the case of the U.K. Bribery Act, receiving, improper payments to, or from, government officials or, in the case of the U.K. Bribery Act, third parties, for the purpose of obtaining or retaining business. Failing to prevent bribery is also an offense under the U.K. Bribery Act. Our policies mandate compliance with these laws. Despite our compliance program, we cannot assure you that our internal control policies and procedures will always protect us from reckless, negligent or improper acts committed by our employees or agents. The costs of violations of these laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation.

We have a significant amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants, make payments on our indebtedness, pay dividends and respond to changes in our business or take certain actions.

As of December 31, 2014, we had $65 million of indebtedness under our senior notes due 2018 (the "Loan Notes due 2018"), $25 million of indebtedness under our senior notes due 2021 (the "Loan Notes due 2021") and $34.3 of indebtedness under the Revolving Credit Facility.

Our indebtedness could have important consequences to you. For example, it could make it more difficult for us to satisfy obligations with respect to indebtedness, and any failure to comply with the obligations of any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under agreements governing our indebtedness. Further, our indebtedness could require us to dedicate a substantial portion of available cash flow to pay principal and interest on our outstanding debt, which would reduce the funds available for working capital, capital expenditures, dividends, acquisitions and other general corporate purposes. Our indebtedness could also limit our ability to operate our business, including the ability to engage in strategic transactions or implement business strategies. Factors related to our indebtedness could materially and adversely affect our business and our results of operations. Furthermore, our interest expense could increase if interest rates rise, because certain portions of our debt facilities bear interest at floating rates. If we do not have sufficient cash flow to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

In addition, the agreements that govern the terms of our indebtedness contain, and any future indebtedness would likely contain, a number of restrictive covenants imposing significant operating and financial restrictions on us, including restrictions that may limit our ability to engage in acts that may be in our long-term best interests, including:

  ▪
  incurring or guaranteeing additional indebtedness;

  ▪
  capital expenditures;

  ▪
  paying dividends (including to fund cash interest payments at different entity levels) or making redemptions, repurchases or distributions with respect to ordinary shares or capital stock;

  ▪
  creating or incurring certain security interests;

  ▪
  making certain loans or investments;

  ▪
  engaging in mergers, acquisitions, investment in joint ventures, amalgamations, asset sales and sale and leaseback transactions; and

  ▪
  engaging in transactions with affiliates.

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

Certain factors, some of which are beyond our control, may have a material effect on the market price of our ordinary shares or ADSs, including:

  ▪
  fluctuations in our results of operations;

  ▪
  negative publicity;

  ▪
  changes in stock market analyst recommendations regarding our company, sectors in which we operate, the securities market generally and conditions in the financial markets;

  ▪
  regulatory developments affecting our industry;

  ▪
  announcements of studies and reports relating to our products or those of our competitors;

  ▪
  changes in economic performance or market valuations of our competitors;

  ▪
  actual or anticipated fluctuations in our quarterly results;

  ▪
  conditions in industries in which we operate;

  ▪
  announcements by us or our competitors of new products, acquisitions, strategic relations, joint ventures or capital commitments;

  ▪
  additions to or departures of our key executives and employees;

  ▪
  fluctuations of exchange rates;

  ▪
  release of transfer restrictions on our outstanding ordinary shares or ADSs; and

  ▪
  sales or perceived sales of additional ordinary shares or ADSs.

During recent years, securities markets in the United States and worldwide have experienced significant volatility in prices and trading volumes. This volatility could have a material adverse effect on the market price of our ADSs, irrespective of our results of operations and financial condition.

Our ability to pay regular dividends on our ordinary shares is subject to the discretion of our board of directors and will depend on many factors, including our results of operations, cash requirements, financial condition, contractual restrictions, applicable laws and other factors, and may be limited by our structure and statutory restrictions and restrictions imposed by the Revolving Credit Facility, the Loan Notes due 2018 and the Loan Notes due 2021, as well as any future agreements.

We may declare cash dividends on our ordinary shares as described in "Item 8, Financial Information." However, the payment of future dividends will be at the discretion of our board of directors. Any recommendation by our board to pay dividends will depend on many factors, including our results of operations, cash requirements, financial condition, contractual restrictions, applicable laws and other factors. In addition, the Revolving Credit Facility, the Loan Notes due 2018 and the Loan Notes due 2021 limit our ability to pay dividends or make other distributions on our shares, and in the future we may become subject to debt instruments or other agreements that further limit our ability to pay dividends. Under English law, any payment of dividends would be subject to the Companies Act 2006 of England and Wales (the "Companies Act"), which requires, among other things, that we can only pay dividends on ordinary shares out of profits available for distribution determined in accordance with the Companies Act. Additionally, any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our ADSs.

Holders of our ADSs may not have the same voting rights as holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

Holders of our ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs on an individual basis. Holders of the ADSs will instead appoint the depositary or its nominee as their representative to exercise voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

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

We are a "foreign private issuer," as defined in the Securities and Exchange Commission ("SEC") rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

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

For example, we are exempt from New York Stock Exchange regulations that require a listed U.S. company, among other things, to:

  ▪
  have a majority of the board of directors consist of independent directors;

  ▪
  require non-management directors to meet on a regular basis without management present;

  ▪
  establish a nominating and compensation committee composed entirely of independent directors;

  ▪
  adopt and disclose a code of business conduct and ethics for directors, officers and employees; and

  ▪
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

  ▪
  an affirmative determination that all members of the Audit Committee are "independent," using more stringent criteria than those applicable to us as a foreign private issuer;

  ▪
  the adoption of a written charter specifying, among other things, the audit committee's purpose and including an annual performance evaluation; and

  ▪
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

We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2015. There is a risk that we will lose our foreign private issuer status.

In the future, we would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. generally accepted accounting principles ("GAAP") and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers; these requirements would be additional to, and not in place of, those under U.K. law to prepare financial statements under IFRS and comply with U.K. corporate governance laws. Such conversion and modifications will involve additional costs, both one-off in nature on conversion and also extra ongoing costs to meet reporting in both U.S. GAAP and IFRS, which would reduce our operating profit. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, such as the ones described above, and exemptions from procedural requirements related to the solicitation of proxies.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may, therefore, be adversely impacted.

We are subject to reporting obligations under U.S. securities laws. Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Our management are required to report on the effectiveness of our internal controls over financial reporting as required by Section 404(a) of the Sarbanes-Oxley Act, for which we perform system and process evaluation and testing of our internal controls over financial reporting.

Over time we may identify and correct deficiencies or weaknesses in our internal controls and, where and when appropriate, report on the identification and correction of these deficiencies or weaknesses. However, the internal control procedures can provide only reasonable, and not absolute, assurance that deficiencies or weaknesses are identified. Deficiencies or weaknesses that have not been identified by us could emerge, and the identification and correction of these deficiencies or weaknesses could have a material impact on our results of operations. If our internal controls over financial reporting are not considered adequate, this may adversely affect our ability to report our financial results on a timely and accurate basis, which may result in a loss of public confidence or have an adverse effect on our business and the market price of our ADRs.

Finally, on April 5, 2012, President Obama signed into law the Jumpstart Our Business Startups Act (the "JOBS Act"). The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We are an "emerging growth company," as defined in the JOBS Act and, for as long as we continue to be an emerging growth company, we are permitted to rely on exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including an exemption from the requirement to comply with auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We will remain an emerging growth company up to the last day of the fifth fiscal year following October 3, 2012, the date of our IPO, although (i) if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31; (ii) if our annual gross revenue are $1 billion or more during any fiscal year before that time, we would cease to be an emerging growth company as of the last day of such fiscal year; and (iii) if during any three-year period before that time we issue an aggregate of over $1 billion in non-convertible debt, we would cease to be an emerging growth company upon the date of such issuance.

It may be difficult to effect service of U.S. process and enforce U.S. legal process against the directors of Luxfer.

Luxfer is a public limited company incorporated under the laws of England and Wales. A number of our directors and officers reside outside of the United States, principally in the United Kingdom. A substantial portion of our assets, and the assets of such persons, are located outside of the United States. Therefore, it may not be possible to effect service of process within the United States upon Luxfer or these persons in order to enforce judgments of U.S. courts against Luxfer or these persons based on the civil liability provisions of the U.S. federal securities laws. There is doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities solely based on the U.S. federal securities laws.

Item 4.    Information on the Company

A.    History and Development of Luxfer Group

General

Although the origins of some of our operations date back to the early part of the 19th century, we trace our business as it is today back to the 1982 merger of The British Aluminium Company Limited and Alcan Aluminium U.K. Limited, which created British Alcan. The original Luxfer Group was formed in February 1996 in connection with the management buy-in (the "Management Buy-in") of certain downstream assets of British Alcan. Our current Chief Executive, Brian Purves, was a member of the Management Buy-in team. All of our current Executive Management team members have served with Luxfer Group for more than 10 years. The Management Buy-in was financed by a syndicate of private equity investors. Upon completion of a capital reorganization in 2007, these investors fully exited their original investments in the business.

Our company was incorporated on December 31, 1998, with the name Neverealm Limited (we re-registered as a public limited company and changed our name to Luxfer Holdings PLC on April 1, 1999), for the purpose of acquiring all of the outstanding share capital of the original Luxfer Group Limited in connection with a leveraged recapitalization that occurred in April 1999. As part of the 1999 recapitalization, Luxfer Holdings PLC became the parent holding company of our operating subsidiaries around the world. To facilitate the 1999 recapitalization, Luxfer Holdings PLC issued £160 million of Senior Notes due 2009 and took on £140 million of bank debt.

In February 2007, Luxfer Holdings PLC completed a capital reorganization, which substantially reduced its debt burden and realigned its share capital. A key part of this reorganization was the release and cancellation of the Senior Notes due 2009 in consideration for, among other things, the issuance of a lower principal amount of new senior notes due 2012 (the "Senior Notes due 2012"). Senior noteholders, other than Luxfer Group Limited, also acquired 87% of the voting share capital of Luxfer Holdings PLC from exiting shareholders with management and the employee share ownership plan ("ESOP") retaining 13% of the voting share capital.

Since the 2007 capital reorganization, we have considerably improved the profitability of our businesses and reduced debt, repaying the Senior Notes due 2012 early.

We have re-shaped the company since 1996 through a significant number of acquisitions and disposals.

In July 2012, we entered into an arrangement agreement with Dynetek Industries Ltd. ("Dynetek"), a Canadian business listed on the Toronto Stock Exchange, to acquire all of the common shares of Dynetek at a price of CAD0.24 per share, for a total equity value of CAD5 million. We assumed approximately CAD7 million of bank debt, for a total purchase cost of approximately CAD12 million. The acquisition closed on September 17, 2012. Dynetek designs and manufactures high-pressure aluminum and carbon fiber gas cylinders and systems for containment of compressed natural gas (CNG), for low-emission vehicles and for compressed hydrogen, zero-emission fuel cell vehicles. Dynetek's system applications include, but are not limited to, passenger automobiles, light and heavy-duty trucks, transit vehicles and school buses, bulk hauling of compressed gases and stationary storage or ground storage refueling applications.

In October 2012, Luxfer Holdings PLC successfully listed its shares (in the form of American Depositary Shares evidenced by American Depositary Receipts) on the New York Stock Exchange (NYSE:LXFR).

In March 2014, we acquired a small composite cylinder designer and manufacturer and associated production assets in Utah. The initial cost was $3 million with a deferred consideration element linked largely to the success of the operation over three years from the acquisition date and estimated at $0.9 million, net of discounting at the date of acquisition. This has provided our North American gas cylinder business with a facility purpose-built for the manufacture of Type 4 (polymer-lined) composite cylinder products. During 2014, we developed our own design of large-diameter Type 4 cylinders that we have targeted initially at the class 8 heavy-duty truck market in which an increasing rate of conversion from diesel to CNG has been occurring. We are continuing to develop further larger-diameter Type 4 cylinders for growing alternative fuel markets to complement our existing lightweight range of Type 3 (aluminum-lined) cylinder products and systems.

In July 29, 2014, we closed the acquisition of the assets and businesses of Truetech Inc. and Innotech Products Limited following the receipt of certain required regulatory approvals. The acquired businesses produce magnesium-based flameless heating pads for self-heating meals used by the U.S. military and emergency relief agencies; an extensive line of self-heating meals, soups and beverages used by military and civilian end-users; chemical agent detection kits and chemical decontamination equipment; and seawater desalinization kits. Truetech operates a manufacturing and warehousing facility on a company-owned site in Riverhead, New York, and Innotech operates a leased manufacturing, assembly and distribution facility in Cincinnati, Ohio. The trade and businesses of these two entities have been combined within Luxfer Magtech Inc., a wholly-owned subsidiary of Luxfer Group. The acquired businesses operate as part of our Elektron Division. On closing, we paid an initial consideration of $59.3 million, and with the acquired businesses having $4 million of cash, the net cash cost was $55.3 million. There is also a deferred consideration element linked to the profitability of the acquired businesses from 2014-2019 (payable annually from 2015 to 2020), which we have estimated to be $1.5 million net of discounting at the acquisition date.

Corporate

Luxfer Holdings PLC is registered as a public limited company under the laws of England and Wales with its registered office at Anchorage Gateway, 5 Anchorage Quay, Salford, M50 3XE, England. Our telephone number is +44(0) 161 300 0600.

We are a publically traded company, listed on the New York Stock Exchange under the symbol "LXFR".

Our agent in the United States is Corporation Service Company, 2711 Centreville Road, Wilmington, Delaware 19808.

B.    Business Overview

Luxfer is a global materials technology company specializing in the design, manufacture and supply of high-performance materials, components and high-pressure gas-containment devices for healthcare, environmental, protection and specialty end-markets. Our customers include both end-users of our products and manufacturers that incorporate our products into finished goods (details about our products are found below in descriptions of our two operating divisions and their brands).

Our areas of expertise include chemical and metallurgical properties of aluminum, magnesium, zirconium, rare earths and carbon composites, and we have pioneered the use of these and other materials in a wide range of high-technology industries. For example, we were the first to develop and patent a rare-earth-containing magnesium alloy (EZ33A) for use in high-temperature aerospace applications, including helicopter gearboxes; we were at the forefront of the commercial development of zirconia-rich mixed oxides for use in automotive catalysis; we were the first to manufacture a high-pressure gas cylinder out of a single piece of aluminum using cold-impact extrusion; and we developed and patented the superforming process and the first superplastic aluminum alloy (AA2004) and offered the first superformed aluminum components commercially. We have a long history of innovation derived from our strong technical base, and we work closely with customers to apply innovative solutions to their most demanding product needs. Our proprietary technologies and technical expertise, coupled with best-in-class customer service and global presence, provide significant competitive advantages and have established us as leaders in global markets we serve. We believe that we have leading positions, technically and by market share, in key product areas, including magnesium aerospace alloys, photo-engraving plates, zirconium chemicals for automotive catalytic converters and aluminum and composite cylinders for breathing applications.

We have a global presence, employing 1,850 people on average in 2014 and operating 21 manufacturing plants in the United Kingdom, United States, Canada, France, Germany, the Czech Republic and China. We also have joint ventures in Japan, South Korea, India and the United States. In 2014, our total revenue was $489.5 million, our adjusted EBITDA was $64.8 million, and our net income was $29.2 million. See "Item 3A Selected Financial Data" for the definition of adjusted EBITDA and reconciliations to profit for the year. In 2014, we manufactured and sold approximately 17,700 metric tons of our magnesium products, approximately 3,200 metric tons of our zirconium products and approximately 2.1 million gas cylinders. For a breakdown of our total revenue in 2014, 2013 and 2012 by geographic origin, see "Note 2—Revenue and segmental analysis" to our audited consolidated financial statements included in this Annual Report.

Our company is organized into two operational divisions, Elektron and Gas Cylinders, which represented 47% and 53%, respectively, of our total revenue in 2014.

  Elektron Division

Our Elektron Division focuses on specialty materials based primarily on magnesium, zirconium and rare earths. We sell our products through two brands, Magnesium Elektron and MEL Chemicals.

Under our Magnesium Elektron brand, we develop and manufacture:

  ▪
  Advanced lightweight, corrosion-resistant and flame-resistant magnesium alloys used in aerospace, automotive, defense and healthcare applications.

  ▪
  Magnesium powders used in countermeasure flares that protect aircraft from heat-seeking missiles.

  ▪
  Magnesium, copper, zinc and brass photo-engraving plates used in the graphic arts industry, as well as a complete line of engraving-related chemicals and equipment. Our products are used for embossing, foiling and die cutting in high-quality printed media, including decorative packaging, premium labels and greeting cards.

  ▪
  Magnesium products for biomedical applications, including powders for the pharmaceutical industry, lightweight alloys used in orthopedic devices and our exclusive, bio absorbable Synermag® alloy for in body applications (undergoing medical trials).

  ▪
  Seawater-activated batteries for military applications, including torpedoes and sonar buoys that locate and track submarines.

  ▪
  Magnesium-based heating pads for self-heating meals used by the military and by emergency relief agencies, as well as an extensive line of self-heating meals, beverages and soups used by military and civilian end-users.

  ▪
  Chemical agent detection and decontamination kits.

  ▪
  Seawater desalination kits.

Under our MEL Chemicals brand, we develop and manufacture specialty zirconium products, including:

  ▪
  Zirconium-based materials used in automotive exhaust catalysts and industrial catalysts to control pollution.

  ▪
  High-performance zirconium oxides used in electronic and industrial ceramics, including circuit boards, fiber optics, oxygen sensors and fuel cells.

  ▪
  Filters for drinking water purification and wastewater treatment. Our adsorbent products remove arsenic, lead and other heavy metals from water.

  ▪
  Thermal barrier coatings for aerospace applications.

  ▪
  Zirconium-based reactive (crosslinking) chemicals used in oilfield production, paper production, steel production, adhesives, antiperspirants, printing inks, paint and a variety of other industrial and consumer products.

  ▪
  Zirconium materials used in biomedical implants, including knee and hip replacements, as well as dental crowns and implants.

  ▪
  Carbon-capturing sorption products for chemical processes and industrial applications that require removal of carbon dioxide, a key factor in environmental protection.

  ▪
  Materials used in aerospace thermal barrier coatings.

  Gas Cylinders Division

Our Gas Cylinders Division manufactures and markets specialized products using aluminum, magnesium, carbon composites and steel. We sell our products through two brands, Luxfer Gas Cylinders and Superform.

Under our Luxfer Gas Cylinders brand, we develop and manufacture high-pressure aluminum and composite cylinders, systems and accessories used for:

  ▪
  Breathing air containment and life support for firefighters and other emergency-responders, as well as miners and other personnel in potentially hazardous environments.

  ▪
  Containment of medical oxygen and other medical gases used by patients, healthcare facilities and laboratories.

  ▪
  Compressed natural gas (CNG) containment for alternative fuel vehicles, as well as CNG transportation and bulk storage.

  ▪
  Composite fuel tanks for hydrogen fuel-cell vehicles, as well as cylinders for storage and transportation of hydrogen.

  ▪
  Containment of high-purity specialty gases for electronics and pharmaceutical manufacturing, environmental monitoring and laboratory applications.

  ▪
  Containment of helium for military and industrial applications.

  ▪
  Inflation of aircraft escape slides and life rafts, as well as other aerospace applications.

  ▪
  Containment of CO2 for fire extinguishers and beverage dispensing.

  ▪
  Containment of air and specialized breathing blends for scuba diving.

  ▪
  Performance racing applications, including containment of nitrous oxide (N20) to enhance engine performance in racecars and boats, as well as nitrogen for tire inflation.

In addition to our aluminum and composite cylinders, we also manufacture spun steel cylinders for petroleum sampling and for containment of oxygen used by pilots and parachutists at high altitudes.

Under our Superform brand, we design and manufacture lightweight aluminum and magnesium panels superformed into highly complex shapes for aerospace, automotive, rail, architectural and healthcare components and products.

Our End-markets

Key end-markets for Luxfer Group products fall into four categories:

Healthcare:    We have a long history in the healthcare end-market, and see this as a major area through the introduction of new technologies. These include lightweight aluminum and composite cylinders for containment of medical and laboratory gases; magnesium powders for pharmaceutical products; magnesium materials for lightweight orthopaedic devices; specialized magnesium alloys for cardiovascular stents and implants; and zirconium materials for biomedical and dental implants.

Environmental:    We believe many Luxfer products serve a growing need to improve and safeguard the environment, including our zirconium-based products that clean up automotive and industrial exhausts, purify drinking water, remove heavy metals from wastewater and capture carbon dioxide; our lightweight magnesium alloys used in fuel-efficient aerospace and automotive designs; our lightweight, high-pressure carbon composite alternative fuel cylinders that not only contain clean-burning compressed natural gas, but also boost vehicle fuel efficiency; and our specialized cylinders that contain high-purity calibration gases used for environmental monitoring.

Protection:    Luxfer offers a number of products that seek to address the principal factors driving growth in this market, such as increasing societal expectations regarding the protection of people, equipment and property during conflicts and emergencies. Such products, include magnesium powders for countermeasure flares that defend aircraft against heat-seeking missile attack, life-support cylinders for firefighters and other emergency-service personnel, inflation cylinders for aircraft escape slides and life rafts, fire extinguisher cylinders, and chemical agent detection and decontamination products.

Specialty:    Our core technologies have enabled us to exploit various other niche and speciality markets and applications. Our products include a comprehensive range of graphic arts products, petroleum-production products and high-pressure cylinders for containment of high-purity specialty gases used in the manufacture of microprocessors and other high-technology electronic equipment.

Our Strengths:

Market-leading positions.    We believe that all our main brands, Magnesium Elektron, MEL Chemicals, Luxfer Gas Cylinders and Superform, are market leaders, and we strive to achieve best-in-class performance and premium price positions. We believe that we are the leading manufacturer in the Western world of high-performance magnesium alloys, powders, plates and rolled sheets used in aerospace, defense and photo-engraving industries. We believe that we are a leading manufacturer of specialty zirconium compounds for use in the global market for washcoats of catalytic converters in gasoline-powered vehicles. In addition, we believe that we are (i) the most global manufacturer of high-pressure aluminum and composite gas cylinders; (ii) a leading global supplier of cylinders for medical gases, fire extinguishers and breathing apparatuses; and (iii) the largest manufacturer of portable high-pressure aluminum and composite cylinders in the world. Drawing on our expertise in the metallurgy of aluminum, we invented our Superform superplastic-forming process, and we believe that we are the largest independent supplier of superformed aluminum components in the Western world.

Focus on innovation and product development for growing specialized end-markets.    Because we recognize the importance of fostering creative abilities of our employees, we have developed a "culture of ingenuity" in which any Luxfer employee can become actively involved in the innovation process. As a result of this culture, we continue to produce a steady stream of new products, including those developed in close collaboration with research departments in universities around the world.

Strong technical expertise and know-how.    Using our expertise in metallurgy and material science, we specialize in advanced materials, developing products and materials with superior performance to satisfy the most demanding requirements in the most extreme environments. We design some products to withstand temperatures of absolute zero and others to withstand contact with molten steel. We produce materials that operate in a complete vacuum and cylinders that safely contain gases at over 300 atmospheres of pressure. Our technical excellence is driven in part by safety-critical products, including aerospace alloys and high-pressure gas cylinders that are subject to extensive regulation and are approved only after an extensive review process that can take years. Further, we benefit from the fact that a growing number of our products, including many of our alloys and zirconium compounds, are patented.

Diversified blue chip customer base with long-standing relationships.    We have developed and seek to maintain and grow our long-term, diverse customer base of global leaders. We put the customer at the heart of our strategy, and we have long-standing relationships with many of our customers, including global leaders in our key markets. Our businesses have cultivated a number of these relationships over the course of many decades. The diversity and breadth of our customer base also mitigates reliance on any one customer. In 2014, our ten largest customers represented 28% of our total revenue. In 2014, our ten largest customers for the Elektron Division represented 33% of its revenue, and our ten largest customers for the Gas Cylinders Division represented 44% of its revenue.

Highly experienced and effective management team.    We are led by an experienced executive management board, and all members have served with Luxfer Group for more than 10 years (See History and Development of Luxfer Group, above). Our current executive management board has played a significant role in developing our strategy and in delivering our stability in recent years. We also highly value the quality of our local senior management. Our board of directors actively supports our business and contributes a wealth of industrial and financial experience.

Our Business Strategy

Our business strategy is underpinned by the "Luxfer Model," which consists of five key themes:

  ▪
  Maintaining technical excellence relating both to our products and to processes needed to make them.

  ▪
  Building and maintaining long-term, strong customer relationships.

  ▪
  Selling high-performance products into specialty markets that require products with high-technology content and in which customers are willing to pay premium prices.

  ▪
  A commitment to innovation of products that address opportunities created by heightened chemical emissions controls, global environmental concerns, public health legislation and the need for improved protection technologies.

  ▪
  Achieving high levels of manufacturing excellence by improving processes and reducing operating costs, thus mitigating threats from competitors in low-labor-cost economies.

Each of our businesses has developed a strategy roadmap based on a Balanced Scorecard® methodology and driven by the Luxfer Model. These roadmaps contain business-specific initiatives, actions and measures necessary to guide our businesses towards achieving financial objectives set by our board of directors. With the Luxfer Model as its backbone, our company-wide strategy includes the following key elements:

Continued focus on innovation, research and development and protection of intellectual property.    We have always recognized the importance of research in material science and innovation in the development of our products. We plan to continue this history of innovation through investment in our own research and development teams, as well as through extensive collaboration with universities, industry partners and customers around the world. Given the high level of research and development and technological content inherent in our products, we intend to protect our inventions and innovations aggressively by patenting them when appropriate and by actively monitoring and managing our existing intellectual property portfolio.

Increase the flow of innovative, higher-value-added products targeting specialty markets.    We plan to increase our focus on higher-growth, specialty end-markets, especially those requiring environmental, healthcare and protection technologies. In response to increasing demand in these markets for higher-value-added products, we plan to utilize our metallurgical and chemical expertise to develop new products and new applications for our existing products. We also seek to identify alternative applications for our products that leverage our existing product capabilities and customer base.

Enhance awareness of Luxfer brands.    We intend to maintain and improve global awareness of our four brands: Magnesium Elektron, MEL Chemicals, Luxfer Gas Cylinders and Superform. Our efforts will include promoting our leading technologies at trade shows, industry conferences and other strategic forums. We also plan to expand our online presence by maximizing the visibility and utility of our websites and web-based access. Whenever possible, we insist that our corporate logos are visible on products sold by our customers, especially products such as medical cylinders that remain in active circulation and tend to be widely visible in the public domain.

Focus on continued gains in operational and manufacturing efficiencies.    We seek to continually improve operational and manufacturing efficiencies, investing in modern enterprise resource planning (ERP) systems and using external auditors to measure our performance against rigorous, world-class standards. We look for ways to automate our processes to provide protection against competition based in low-labor-cost economies. While we plan to maintain our focus on reducing our operational and manufacturing costs, we also plan to modernize machinery and equipment at minimal costs when necessary to prevent bottlenecks in our manufacturing processes.

Selectively pursue value-enhancing acquisitions.    We have undertaken several successful complementary acquisitions over the past two decades, and we believe there will be opportunities to pursue synergistic acquisitions at attractive valuations in the future. We plan to assess these opportunities, focusing on broadening our product and service offerings, expanding our technological capabilities and capitalizing on potential operating synergies.

Our Business Divisions

We are organized into two operational divisions, Elektron and Gas Cylinders. The following table illustrates the revenue, trading profit and adjusted EBITDA of each division in 2014, 2013 and 2012.

	Year Ended December 31, 2014
	Revenue		Trading Profit(1)		Adjusted EBITDA(2)
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	(in $ millions)	(%)	(in $ millions)	(%)	(in $ millions)	(%)
Elektron	$230.6	47.1%	$38.9	86.8%	$50.1	77.3%
Gas Cylinders	258.9	52.9%	5.9	13.2%	14.7	22.7%

	Year Ended December 31, 2013
	Revenue		Trading Profit(1)		Adjusted EBITDA(2)
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	(in $ millions)	(%)	(in $ millions)	(%)	(in $ millions)	(%)
Elektron	$219.7	45.6%	$40.2	67.9%	$49.8	65.0%
Gas Cylinders	261.6	54.4%	19.0	32.1%	26.8	35.0%

	Year Ended December 31, 2012
	Revenue		Trading Profit(1)		Adjusted EBITDA(2)
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	(in $ millions)	(%)	(in $ millions)	(%)	(in $ millions)	(%)
Elektron	$265.3	51.9%	$52.8	77.1%	$61.0	73.3%
Gas Cylinders	246.3	48.1%	15.7	22.9%	22.2	26.7%

(1)
Trading profit is defined as operating profit before restructuring and other income (expense). For the purposes of our divisional segmental analysis, IFRS 8 requires the use of "segment profit" performance measures that is used by our chief operating decision maker. Trading profit is the "segment profit" measure used by our chief operating decision maker for divisional segmental analysis. See "Note 2—Revenue and segmental analysis" in our audited consolidated financial statements included elsewhere in this Annual Report.

(2)
Adjusted EBITDA is defined as profit for the period before tax expense, finance income (which comprises interest received and gain on purchase of own debt) and costs (which comprises interest costs, IAS 19 retirement benefits finance charges and the unwind of the discount on deferred consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, restructuring and other income / (expense), other share-based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment. See footnote (8) of Item 3.A. ("Selected financial data") of this Annual Report for a reconciliation to net income.

Elektron Division

Our Elektron Division sells products under two brands: Magnesium Elektron and MEL Chemicals. The Elektron Division represented 47% of our total revenue and 87% of our trading profit in 2014. The table below provides a summary of products, applications and principal markets and illustrative customers and end-users within each brand in the Elektron Division.

Products	Application/principal markets supplied	Illustrative customers and end-users
Magnesium Elektron:
Magnesium alloys	Aerospace and specialist automotive	United Technologies, Fansteel-Wellman, Boeing, Lockheed Martin
Magnesium powders	Defense (infrared countermeasure flares, illumination devices, tracer rounds)	Esterline Defense Technologies, Chemring
Fabricated products, recycling, sheets and plate	Automotive Photo-engraving	Volkswagen Hallmark
Magnesium flameless heating pads and self-heating meals and beverages	Self-heating meals for military troops and emergency-relief agencies	United States Armed Forces, SoPackCo Inc, Americqual Group LLC
Chemical detection and decontamination kits	Detection and decontamination kits for military troops and emergency relieve agencies	United States Armed Forces
MEL Chemicals:
Zirconium compounds	Automotive (catalytic converters)	Umicore, Johnson Matthey, BASF, Sud Chemie, EcoCat
	Electro-ceramics (oxygen sensors, capacitors, microwave relays)	Bosch, EPCOS, Imerys
	Engineering ceramics	Ask-HiTech
	Aerospace ceramics	Oerlikon Metco
	Chemical synthesis	BASF
	Fuel cells	SOFC Power
	Refinery catalysis	UOP (Honeywell)
	Reflective coatings	3M

The principal geographic markets for the Elektron Division are Europe and North America, and the 2014 percentage of revenue by geographic destination and geographic origin and by key end-markets is shown below:

Elektron Division—Revenue by Geographic Destination
2014

Geographic Region	Percentage of Elektron Revenue
North America	54%
European Community, excluding U.K.	25%
Asia Pacific	9%
Other Europe	2%
United Kingdom	5%
South & Central America	3%
Africa	2%

Elektron Division—Revenue by Geographic Origin
2014

Geographic Region	Percentage of Elektron Revenue
North America	56%
United Kingdom	33%
Other Europe	11%

 Elektron Division—End-market Sales Analysis
2014

End-market	Percentage of Elektron Revenue
Environmental:
Aerospace—Lightweight Materials	14%
Automotive—Catalysis (excluding surcharges)	15%
Rare earth surcharge (predominantly automotive)	1%
Automotive—Lightweight Materials	12%
Specialty Chemicals	9%

Environmental Total	51%

Healthcare Total	3%

Protection:
Countermeasures	5%
Defense	6%
Ceramics	1%
Emergency and Survival	1%

Protection Total	13%

Specialty:
Graphic Arts	19%
Industrial	9%
Chemicals	2%
Electronics	3%

Specialty Total	33%

Divisional and geographical information relating to revenue is disclosed in note 2, "Revenue and segmental analysis" of the Consolidated Audited Financial Statements, attached to this Annual Report.

  Magnesium Elektron

We believe we are the leading manufacturer in the Western world of high-performance magnesium alloys, powders, plates and rolled sheets used in aerospace, defense and photo-engraving industries. Magnesium Elektron operates plants in Swinton, England; the Czech Republic; numerous plants in the United States; and a plant in Ontario, Canada.

Magnesium alloys offer significant advantages over aluminum alloys, since they are approximately a third lighter in weight while exhibiting similar strength and stability. Customers typically utilize our specialized magnesium alloys when lightness of weight, high strength or extreme temperature stability are important, such as in jet fighters and in helicopter gearboxes, which operate at high temperatures.

Magnesium Elektron developed a large percentage of high-performance magnesium alloys available in major markets, including the United States. For example, we developed 12 of the 18 magnesium alloys approved by the American Society for Testing Material (ASTM) Standard Specification for Magnesium-Alloy Sand Castings. In the last 30 years, Magnesium Elektron developed and patented five out of six new alloys added to the list. The ASTM Standard Specification for Magnesium-Alloy Extruded Bars, Rods, Profiles, Tubes, and Wire lists nine currently used alloys, and Magnesium Elektron developed five of them.

We believe our Elektron® 43 alloy offers excellent resistance to ignition, which was demonstrated when it became the first magnesium alloy to pass rigorous flammability testing conducted by the U.S. Federal Aviation Administration (FAA). In June 2013, the FAA stated that they would allow magnesium in aircraft seats providing certain requirements are satisfied. One key element of these requirements is that the alloys used pass the flammability test that was being developed by the FAA in 2014. The FAA issued a formal test method report in February 2014 and added the test to the general "Materials Fire Test Handbook" in October 2014. This becomes a key reference point for seat producers going forwards. In parallel to the work with the FAA, Magnesium Elektron® has been working with the leading engineering association, SAE International, the holders of SAE AS8049B which prohibits the use of magnesium in aircraft seats. Following the submission of technical documents to support the removal of the ban in May 2014, SAE International has included in the new AS8049 standard (Revision C) wording allowing the use of magnesium subject to alloys meeting the tests defined in the FAA's fire test handbook. The new wording in this document will make the overall position for magnesium clearer and it is expected that Revision C in its entirety will be finalized during 2015. Commercially during 2014, a European seat manufacturer became the first to use our alloy in aircraft seat construction for a low volume aviation platform. Others manufacturers, in both Europe and North America, are now evaluating Elektron® 43 because of the progress being made on regulation and the significant weight saving it offers in aircraft seat construction.

Furthermore, we believe that we are the largest manufacturer of atomized magnesium powders in the world. Our magnesium powder facilities have been manufacturing ground magnesium powders since 1941 and atomized powders since the 1960s.

Our growth strategy for Magnesium Elektron is to build on the strength of our brand and worldwide reputation for developing and producing high-performance magnesium alloys. This includes maintaining an ongoing focus on developing value-added products that leverage our extensive knowledge in magnesium metallurgy for a number of specialty markets, including aerospace, defense, medical, high-end graphic arts and consumer packaging. Although we ultimately sell tangible products, we believe our customers place significant value on our technical know-how and ability to help them effectively utilize our materials in their products. Our strategy is to patent new materials, as well as processes used to make them, whenever possible. In the future, we may also charge a royalty fee for the use of some materials (for example, in medical applications).

We expanded this year by acquiring the assets and businesses of Truetech Inc. and Innotech Products Limited on July 29, 2014. We combined the acquired trade and businesses within Luxfer Magtech Inc., a wholly-owned subsidiary of Luxfer Group. Luxfer Magtech produces magnesium-based flameless heating pads for self-heating meals used by the U.S. military and emergency relief agencies; an extensive line of self-heating meals, soups and beverages used by military and civilian end-users; chemical agent detection kits and chemical decontamination equipment; and seawater desalinization kits. This product portfolio complements existing Elektron Division expertise in designing magnesium alloys and adsorbent zirconium chemicals.

Magnesium Elektron serves a wide range of customers globally and has close, collaborative relationships with its customers. The top ten customers for magnesium products accounted for 15% of Elektron Division revenue in 2014. Our largest Magnesium Elektron customer accounted for 4% of divisional revenue in 2014.

Magnesium Elektron competes in various specialty niches, including the production of military powders and high-performance alloys. Competition, which is fragmented and varies from sector to sector, includes Chinese suppliers of magnesium die-casting alloys. We do not normally compete directly against primary magnesium producers, which supply pure magnesium and simple alloys.

We have a number of patented and off-patent products that help us maintain our competitive leverage. Due to the significant complexity of producing our specific alloys, we believe that competitors are likely to have difficulty manufacturing these alloys even after our patents expire. Our principal competitor in magnesium powders is ESM, a U.S.-based subsidiary of the German company SKW Stahl-Metallurgie.

  MEL Chemicals

We believe that our MEL Chemicals business is a leader in the manufacture of specialty zirconium compounds. Chemically derived MEL zirconium products are more versatile, pure and suitable for demanding applications than thermally derived products or natural zirconia, and our products consequently command significantly higher value-added premiums. Sold in powder and solution forms, these products are used in a broad range of applications, including wash coats for catalytic converters that remove noxious gases in gasoline vehicles, electronics, structural and functional ceramics, paper production, chemical catalysis, solid-oxide fuel cells and water purification. Our zirconium products are key components in products ranging from automotive catalytic converters to microwave telecommunications to back-lighting technology found in mobile phones. MEL Chemicals operates two main manufacturing facilities in Swinton, England, and in Flemington, New Jersey. We also have a joint venture with Nippon Light Metal in Japan that is primarily devoted to research and analysis.

Our zirconium plants use a multi-stage process based on proprietary technology to produce zirconium salts and zirconium oxides differentiated by their chemical purity and unique physical properties. Zircon sand is the base raw material in our manufacturing process, and we also use a number of rare earths and commodity chemical products to produce our zirconium compounds. Yttria-stabilized zirconia, for example, exhibits hardness, chemical inertness and low-heat conductivity that make it suitable for applications as diverse as dentistry and gas turbines.

The demand for our products is mainly driven by environmental concerns and legislation, since our environmentally-friendly products can replace toxic chemicals in many applications, including replacing formaldehyde in paper-coating. Our products also remove environmental toxins, such as arsenic, from drinking water and wastewater. We focus on developing new applications for our zirconium products, helping our customers in a wide variety of industries address rising environmental, health and safety concerns related to chemical emissions, global environmental pollution and public health regulation and legislation. Key growth areas are catalytic applications for emission-control systems for automotive and chemical industries, advanced ceramics in electronics and engineering, water purification technologies and biomedical applications.

With a leading position in the zirconium compounds market, MEL Chemicals has established itself over a number of years as an approved supplier to a number of blue-chip customers. These relationships have, in turn, facilitated the sharing of technical knowledge to develop new products and applications. The top ten customers for zirconium products accounted for 25% of the Elektron Division's revenue in 2014. Our largest zirconium customer accounted for 6% of divisional revenue in 2014.

MEL Chemicals has experienced significant competition in simple zirconium compounds from Chinese suppliers, either directly or through the availability of low-cost Chinese zirconium stock used by specialty competitors. Markets with relatively low technological needs, such as lead-replacement products for paint drying, now offer low margins due to aggressive pricing by Chinese suppliers. Rather than compete in such low-margin markets, we have shifted our focus to more advanced products that require our advanced technologies and know-how, which we use to develop customized products that meet the specific needs of our customers. We have a limited number of direct competitors in our chosen specialized markets that require complex chemical compounds with advanced catalytic, electrical and ceramic properties. In these markets, we compete primarily with Daiichi Kigenso Kagaku Kogyo (DKKK) of Japan, Solvay of France, Molycorp of Canada and Tosoh of Japan.

Gas Cylinders Division

Our Gas Cylinders Division sells products under two core brands: Luxfer Gas Cylinders and Superform. This division represented 53% of our total revenue and 13% of our trading profit in 2014. The table below shows products, applications, principal markets and illustrative customers and end-users within each brand.

Products	Application/principal markets supplied	Illustrative customers and end-users
Luxfer Gas Cylinders:
High-pressure aluminum and composite gas-containment cylinders and systems	Firefighter breathing apparatus	Scott Safety (Tyco), MSA, Sperian (Honeywell)
	Alternative fuels	Trilogy Engineered Solutions, Van Hool
	Bulk gas transportation	GTM Technologies, Delek
	Specialty gases	Linde, Air Liquide, Airgas
	Medical	Linde, Air Products
	Fire extinguisher	Ansul (Tyco), Chubb/Kidde (UTC)
	Beverage	Coca-Cola, Pepsi
	Scuba	XS Scuba
	Inflation (aerospace)	Goodrich (UTC)
Superform:
Superplastically-formed products	Aerospace	Exelis, Boeing, Bombardier, Honda, Spirit, UTC Aerospace, Honeywell, Embraer, Short Brothers Plc (Bombardier)
	Automotive	Rolls-Royce (BMW), Aston Martin, Morgan, Bentley (VW), Ferrari S.P.A., Chrysler/FnG, McLaren Automotive
	Medical	Siemens, Varian
	Rail	Bombardier

The principal geographic markets for the Gas Cylinders Division are the United States, Europe and Asia Pacific, and the percentage of 2014 sales revenue by geographic destination, geographic origin and end-markets is shown below:

Gas Cylinders Division—Revenue by Geographic Destination
2014

Geographic Region	Percentage of Gas Cylinders Revenue
North America	41%
European Community, excluding U.K	17%
Asia Pacific	20%
Other Europe	1%
United Kingdom	17%
South & Central America	4%

Gas Cylinders Division—Revenue by Geographic Origin
2014

Geographic Region	Percentage of Gas Cylinders Revenue
North America	52%
United Kingdom	26%
Other Europe	20%
Asia Pacific	2%

 Gas Cylinders Division—End-market Sales Analysis
2014

End-market	Percentage of Gas Cylinders Revenue
Environmental:
Aerospace—Lightweight Materials	8%
Alternative Fuels	15%
Automotive—Lightweight Materials	6%
Rail—Lightweight Materials	1%

Environmental Total	30%

Healthcare:
Oxygen	14%
Medical Equipment	1%

Healthcare Total	15%

Protection:
SCBA	23%
Fire	8%
Defense	2%
Scuba	2%

Protection Total	35%

Specialty:
Industrial Gases	10%
Other	10%

Specialty Total	20%

Divisional and geographical information relating to revenue is disclosed in note 2, "Revenue and segmental analysis" of the Consolidated Audited Financial Statements, attached to this Annual Report.

  Luxfer Gas Cylinders

Luxfer Gas Cylinders manufactured and sold approximately 2.1 million cylinders in 2014, and we believe that we remain the largest global manufacturer of portable high-pressure aluminum and composite cylinders. The business achieved its leadership position through a long history of innovation and a commitment to setting a leading worldwide standard in product specifications and customer service. In 2014, we manufactured gas cylinders at eight manufacturing facilities: three in the United States and one each in the United Kingdom, France, Germany, Canada and China. In 2009, we established a presence in India through a 51% interest in a joint venture with a local business partner based in New Delhi. In 2012, we established a 49% joint venture with a business partner in the United States that specialized in compressed natural gas (CNG) transportation and storage; the joint venture commenced trading in 2013. Most of our Luxfer Gas Cylinders manufacturing facilities also maintain sales and distribution facilities. We have an established sales, distribution and service center in Australia.

Historically, overall growth in the Luxfer Gas Cylinders business has been driven by inherent benefits of aluminum over steel for high-pressure cylinders. In 2014, sales of aluminum cylinders accounted for approximately 34% of revenue. Although steel was the first material used for the containment of high-pressure gas, aluminum cylinders have the following recognized benefits:

  ▪
  Aluminum cylinders are up to 40% lighter in weight than steel cylinders.

  ▪
  Non-corroding and non-reactive, aluminum cylinders are ideal for maintaining the purity of many specialty gases used in critical manufacturing and laboratory applications.

  ▪
  Considered by many to be more cosmetically attractive than steel, aluminum cylinders are desirable for fire extinguishers, medical and scuba applications.

  ▪
  Non-magnetic aluminum cylinders may be safely used near diagnostic medical equipment containing powerful magnets.

Luxfer Gas Cylinders is also a leading supplier of carbon composite cylinders, including thin-walled, aluminum-lined cylinders fully wrapped with aerospace-grade carbon fiber. Luxfer developed both the world's highest-pressure and lightest-weight composite life-support cylinders. In 2014, sales of composite cylinders accounted for approximately 44% of Gas Cylinders Division revenue. Over the last decade, our composite cylinder business has enjoyed higher growth rates and stronger margins than our aluminum cylinder business. We believe demand for carbon composite cylinders will continue to grow, driven by the following benefits when compared to aluminum and steel cylinders:

  ▪
  Carbon composite cylinders are about one-third the weight of comparable steel cylinders.

  ▪
  High strength-to-weight ratio enables increased pressure to be used for the same size cylinder, thereby increasing cylinder volume capacity.

Demand for composite cylinders has been driven in part by increased usage in the emergency services sector, which prefers lighter-weight, higher-pressure cylinders for life-support applications. The use of carbon composite cylinders to contain compressed natural gas (CNG) has also grown over the past decade. We make cylinders and systems for alternative fuel vehicles and for storage and transportation of bulk CNG, and we also specialize in cylinders and valves for hydrogen fuel-cell vehicles. Our research shows further growth opportunities in composite cylinders and associated new specialty products, such as our patented SmartFlow® valve-regulator, currently under development.

Luxfer Gas Cylinders has a very broad customer base, both geographically and by number. In total, the top ten customers accounted for 44% of Gas Cylinders Division revenue in 2014, and the largest customer accounted for 11% of its revenue. Customers in medical, SCBA and fire extinguisher markets tend to be highly concentrated since there are relatively few end-user distributors. Within the SCBA market, we have achieved a very high level of market penetration by providing composite cylinders to the three major suppliers to the North American market: MSA, Scott Safety (Tyco) and Sperian (Honeywell).

Because of our strong worldwide distribution network, we believe that Luxfer Gas Cylinders is the most global manufacturer of high-pressure aluminum and composite gas cylinders. Luxfer had specialized in Type 3 (aluminum-lined) composite cylinders for a number of years, but in 2014, we introduced a new line of Luxfer-designed Type 4 (polymer-lined) cylinders for the alternative fuel market.

In recent years, the high-pressure gas cylinder market has undergone some consolidation. Worthington Industries, originally a steel cylinder competitor in the United States and Europe, has over the past decade purchased both aluminum and composite cylinder manufacturers that compete directly with Luxfer Gas Cylinders. Other competitors include Catalina Cylinders, an aluminum cylinder manufacturer in the United States; Faber, a steel cylinder manufacturer in Italy; and MES Cylinders, an aluminum cylinder manufacturer based in Turkey. In the alternative fuel sector, our main competitor is the Norwegian-owned Hexagon Composites, which produces Type 4 composite cylinders for CNG containment. Quantum Fuel Systems also makes Type 4 composite cylinders and fuel systems for CNG vehicles. In September 2012, Luxfer purchased Dynetek Industries, a specialty manufacturer of Type 3 alternative fuel cylinders and systems, with plants in Canada and Germany. In March 2014, Luxfer acquired a small composite cylinder designer and manufacturer in Utah, including a facility purpose-built for the manufacture of Type 4 cylinders.

In Asia, the market for aluminum cylinders is less developed, and larger competitors predominantly offer steel products. These include Everest Kanto Cylinder, based in India, and Beijing Tianhai Industry, based in China. However, the use of composite cylinders is growing in the Asia Pacific region, and several competitors are now also manufacturing composite cylinders.

  Superform

Superform developed a superplastic-forming process that uses customized tooling and controlled heat and air pressure applied to special aluminum, magnesium or titanium alloy sheets to elongate and form them into complex, bespoke shapes. These lightweight components are principally used in automotive, aerospace, medical, rail transportation and architectural end-markets. Although these products currently represent a relatively small niche market, we believe that Superform, which has operations in England and the United States, is the largest independent supplier of such components in the Western world. In 2014, Superform sales accounted for approximately 16% of Gas Cylinders Division revenue.

Superforming gives designers the freedom to create subtle or highly customized geometric shapes that conventional stamping and forming processes cannot produce. Superform's technology is particularly well suited to manufacturing low to medium volumes of premium-priced components, the cost of which is generally offset by lower-cost tooling and reduced fabrication and assembly costs, since the Superform process can create components in a single piece.

Demand in our Superform business has grown over the years in part because of the automotive industry's increasing need to reduce vehicle weights. Escalating production of niche luxury, sport and limited-edition automobiles with intricate bodywork has also driven demand. One-piece Superform components are also particularly advantageous to aircraft designers who strive to reduce component weights and part counts.

Because Superform invented the superplastic-forming process, direct competition with our technology is limited. Competition mainly comes from alternative technologies, such as cold pressing, hydroforming and composite technologies, including those using carbon fiber. Cold pressing uses standard alloys and high-tonnage presses with matched tooling. While the cold-pressing process is very rapid, the tooling is heavy and expensive, and the process is limited to relatively shallow, simple shapes, since pressing deep shapes can thin out or tear material. Hydroforming is a specialized type of die forming that uses a high-pressure hydraulic fluid to press material into a die at room temperature. A sheet of aluminum is placed inside a negative mold shaped like the desired end product; hydraulic pumps then inject fluid at very high pressure, forcing a metal sheet into the mold. The process is slower than cold pressing, and tooling costs are generally higher.

Competitors include KTK in China, Magna International in Ireland, Fontana in Germany and the U.K., and Verbom in Canada. Boeing, which purchased a license from Superform in 1998, has in-house superforming capability.

Luxfer Group—Our Key End-markets

Environmental (40% of 2014 revenue)

We believe that many of our products serve a growing need to protect the environment and conserve its resources. Increasing environmental regulations, "green" taxes and climbing costs of fossil fuels have driven growth in this area. Our Elektron lightweight magnesium alloys and lightweight Superform aluminum, magnesium and titanium panels are widely used in aircraft, trains, trucks, buses and cars to reduce weight and improve fuel efficiency. Our composite gas cylinders are used in more environmentally friendly alternative fuel vehicles. For many years, we have sold zirconium-based chemicals for catalytic converters in gasoline engines, and we have recently developed similar products for catalysis of emissions from diesel engines. Our zirconium chemical products are used to remove heavy metals, including arsenic, from drinking water and wastewater.

Area of focus	Product	End-market Drivers
Alternative Fuels	▪ Alternative fuel cylinders ▪ Exhaust catalysts ▪ CO2 capture ▪ Bulk gas transportation cylinders	▪ "Clean air" initiatives ▪ Abundance of natural gas ▪ Favorable tax treatment ▪ Increasing CNG filling infrastructure
Environmental Catalysts (cleaning of exhaust emissions)	▪ Zirconium compounds with specific properties used in auto-catalysis washcoats	▪ Emissions legislation generally ▪ Application of tighter regulations on diesel engines in United States and Europe ▪ Cost effective for vehicle manufacturers as they avoid using precious metals
Specialty/High-end Automotive	▪ Superformed complex body panels, door inners and other components ▪ Magnesium extrusions	▪ Fuel efficiency for a given level of performance ▪ Increased flexibility to vehicle designers ▪ Strong demand for top-end cars from wealthy individuals in emerging markets
Recycling	▪ Recycling service converting magnesium scrap into good die-casting ingot	▪ Marketing "whole of life" costing for vehicles ▪ Legislation requiring recycling at end of vehicle's life cycle
Sensors, piezoelectrics and electro-ceramics	▪ Zirconium-based ceramic materials used in sensors of engine management systems	▪ Engine efficiency ▪ Control of exhaust gases
Water purification	▪ Isolux® (removal of heavy metals from drinking water) and MELsorb® (wastewater treatment)	▪ Tightened World Health Organization guidelines on levels of heavy metals in water and associated legislation

Area of focus	Product	End-market Drivers
Rail transport	▪ Superformed train front-cab and internal components	▪ Government investment in public transport ▪ Fuel efficiency ▪ Safety requirements moving from plastic to metal for internal components
Military and civil aerospace	▪ Superform (wing leading edges, engine nacelle skins, winglets) ▪ Elektron® aerospace alloys in cast, extruded, and sheet form	▪ Growing aircraft build rate ▪ Increasing cost of fuel
Helicopters	▪ Magnesium sand casting alloys, superformed panels	▪ Lightweighting ▪ Fuel efficiency
Paper	▪ Bacote™ and Zirmel™, both formaldehyde-free insolubilizers that aid high-quality printing	▪ Elimination of toxic chemicals

Healthcare (9% of 2014 revenue)

We have a long history in the healthcare end-market, and we see this as a major area of opportunity for new product technologies. We believe that we offer the world's most comprehensive range of high-pressure cylinders for containment of medical gases, including specialized composite cylinders popular in emergency medical services and for use by ambulatory oxygen users. Our materials are also being used in medical treatments and are present in various kinds of medical equipment, including MRI scanners. Recently announced innovations, still in development, include our lightweight IOS® (Intelligent Oxygen System) medical oxygen delivery system featuring our patented L7X® higher-strength aluminum alloy and carbon composite cylinders integrated with our patented SmartFlow® valve-regulator technology. We have also developed SynerMag®, a bioabsorbable magnesium alloy to be used for vascular intervention and skeletal repairs, and our zirconium MELsorb® materials, active ingredients in new dialysis media that can be used in portable equipment worn by patients.

Area of focus	Product	End-market Drivers
Medical Gases	▪ Portable aluminum and composite cylinders ▪ Medical oxygen delivery system	▪ Growing use of medical gases ▪ Shift to paramedics, who need portable, lightweight products
▪ Growing trend to provide oxygen therapy in the home and to keep patients mobile
▪ Increasingly aging population
▪ Increase in respiratory diseases
Medical Equipment Casings	▪ Superformed panels (e.g., for MRI scanners)	▪ Growing use of equipment using powerful magnets and consequent need for non-ferrous, but hygienic casings
Pharmaceutical Industry	▪ Magnesium powders as a catalyst for chemical synthesis (the Grignard process)	▪ Growth in pharmaceutical industry
Orthopedics	▪ Magnesium sheets	▪ Improved mobility through use of easy-to-wear, lightweight braces and trusses
Sorbents	▪ MELsorb® material as active ingredient in wearable dialysis equipment	▪ Growth in kidney problems ▪ Need to reduce time spent in hospital on dialysis ▪ Invention of portable dialysis equipment

Protection (26% of 2014 revenue)

We offer a number of products used to protect individuals and property. Principal factors driving growth in this end-market include increasing societal expectations regarding protection of individuals and armed forces personnel, tightening health and safety regulations and the significant cost of investing in and replacing technologically advanced military property. We manufacture ultra-lightweight breathing-air cylinders that lighten the load on emergency services personnel working in dangerous environments, miniature cylinders for use in personal escape sets, aluminum cylinders for fire extinguishers and lightweight composite cylinders used to inflate aircraft emergency escape slides and life rafts. Our ultra-fine atomized magnesium powder is a principal ingredient in counter-measure flares that protect aircraft from heat-seeking missiles. We also manufacture a range of chemical agent detection and decontamination products used by both the military and civilian agencies. We are also currently developing lightweight magnesium alloy armor plates for use in composite armor systems for personnel carriers and patrol vehicles.

Area of focus	Product	End-market Drivers
Life-support breathing apparatus	▪ Composite cylinders used in self-contained breathing apparatus (SCBA)

▪

Increased awareness of importance of properly equipping firefighting services post 9/11

▪

Demand for lightweight products to upgrade from heavy all-metal cylinders

▪

Periodic upgrade of new U.S. National Institute for Occupational Safety and Health (NIOSH) standards and natural replacement cycles

▪

Asian and European fire services looking to adopt more modern SCBA equipment

Fire protection	▪ Cylinders (carbon-dioxide-filled fire extinguishers)	▪ New commercial buildings ▪ Cylinder replacement during annual servicing
Countermeasures	▪ Ultra-fine magnesium powders for flares used in the protection of aircraft from attack by heat-seeking missiles	▪ Use in combat and training ▪ Maintenance of countermeasures reserves (shelf-life restrictions)
Military Vehicles	▪ Elektron® magnesium alloys in cast, rolled, and extruded form	▪ Maintaining high level of protection while reducing weight to improve maneuverability and fuel economy
Military personnel and emergency relief agencies	▪ Self-heating meals used for military troops and emergency- relief agencies	▪ Ensuring protection and well-being for military personnel and victims of natural disasters
	▪ Chemical detection and chemical decontamination kits	▪ Use in combat and training and in response to terrorist activities

Specialty (25% of 2014 revenue)

In additional to our strategic growth markets described above, our core technologies have enabled us to exploit other niche and specialty markets and applications. We are a leading producer of magnesium graphic arts photo-engraving plates used by engravers and printers to produce high-quality embossed, foil-stamped and die-cut printed pieces, including book covers, decorative packaging, greeting cards and premium labels. We also offer a range of cylinders with proprietary interior surfaces for containment of high-purity specialty gases used in microprocessor manufacturing and other electronics applications, pharmaceutical manufacturing, environmental monitoring and laboratory applications in which gas stability is crucial. Specialty products also include carbon dioxide cylinders for beverage dispensing, scuba diving cylinders and performance racing cylinders.

Area of focus	Product	End-market Drivers
Specialty Industrial Gases	▪ Inert-interior aluminum cylinders for high-purity gases	▪ Semiconductor and electronics industries ▪ Pharmaceutical industry ▪ Specialized laboratory requirements ▪ Oil exploration
Graphic Arts	▪ Photo-engraving plates	▪ Luxury packaging as part of marketing high-end products
Leisure activities	▪ Cylinders for scuba diving, car and boat racing	▪ Leisure time ▪ Growth of middle class in emerging markets
General Engineering	▪ Magnesium billets, sheets, coil, tooling plates	▪ Economic growth
	▪ Zirconium ceramic compounds for hard working components	▪ Need for components to operate in more extreme environments for longer periods, such as underground or in the ocean

Suppliers and Raw Materials

Elektron Division

Key raw materials used by our Elektron Division are magnesium, zircon sand and rare earths.

The world market for magnesium is around 900,000 metric tons per year. China provides about 75% of the world supply. Western primary production is, however, significant, from U.S. Magnesium based in the United States, Dead Sea Magnesium based in Israel, RIMA Industrial based in Brazil and two smelters in Russia. We purchase approximately half of our magnesium needs from China. We use only U.S.-sourced materials for our products sold in the United States, including those for military applications, for which U.S. and Canadian sourcing is mandatory. In 2014, we entered a five-year magnesium supply contract with back-to-back pricing to support contracts for U.S. military countermeasure flares.

We purchase zircon sand, which is found in heavy-minerals sand, titanium dioxide and other products. Global production of zircon is estimated at approximately 1.0 million metric tons. We source premium-grade zircon sand from Rio Tinto in South Africa and Iluka in Australia. We also purchase an equal amount of intermediate zirconium chemicals from suppliers in China. The level of our purchases of intermediate zirconium products, as compared to our direct processing of zircon sand, is based on a number of factors, including relative market prices.

There are 17 rare earth metals that are reasonably common in nature. Usually found mixed together with other mineral deposits, these rare earths have magnetic and light-emitting properties that make them invaluable to high-technology manufacturers. Because they are key ingredients in the manufacturing of our zirconium chemical and magnesium alloy products, our use of rare earths has expanded over the last few years. Our main requirement is for cerium, which we use in automotive catalysis compounds because of its unique oxygen-storage capabilities.

Following a decade or more of low prices that drove most Western mines out of business, China developed a virtual monopoly on supply, producing 97% of the world's supply of rare earths in 2009. In mid-2010, China imposed quotas that limited export of these raw materials from China, causing significant price increases. The price of cerium soared from $10 per kilogram in May 2010 to a peak of $270 per kilogram in July 2011. During the second half of 2011 and throughout 2012, 2013 and 2014, rare earth prices fell, with cerium ending 2014 below its starting point in 2010. Chinese export quotas are not, at present, a supply constraint. However, to protect ourselves and our customers from future significant price fluctuations, we are now sourcing a growing proportion of our rare earths from non-Chinese suppliers. There are several projects currently underway to mine and refine rare earths outside China, and we have held discussions with a small number of potential suppliers who have established mining and refining capabilities and are currently ramping up production.

Gas Cylinders Division

The largest single raw material purchased by the Gas Cylinders Division is aluminum. In 2014, we purchased 67% of our aluminum from Rio Tinto Alcan and its associated companies, and aluminum represented 48% of the division's raw material costs in 2014.

Since 2005, the cost of aluminum has been somewhat volatile, and several high-cost periods led us to implement significant price increases on our products. While we pass on most cost increases to our customers, sometimes through contractual cost-sharing formulas, doing so can be more difficult or time-consuming with our more commoditized products, such as fire extinguisher cylinders. Consequently, we have historically hedged a portion of our exposure to fluctuations in aluminum pricing.

As a means of hedging against aluminum cost increases, we use London Metal Exchange (LME) derivative contracts. As of December 31, 2014, such contracts covered approximately 60% of our estimated primary aluminum needs for the following twelve months. We source aluminum sheet used by our Superform operations from a number of different suppliers and distributors. We even manufacture some highly specialized aluminum sheet in-house, using Elektron Division equipment designed for casting and rolling magnesium sheet.

Another key material is high-strength carbon fiber used in our composite products. Our main suppliers are Toray and Mitsubishi. In recent years, carbon fiber shortages have occurred due to increased demand for commercial aerospace and military applications. Consequently, we have built up relationships with our suppliers, providing them predictable requirements and fixed-price annual contracts to encourage successful procurement of our required quota of carbon fiber.

Environmental Matters

Like most manufacturing facilities, our operations are subject to a range of environmental laws and regulations, including those relating to air emissions, wastewater discharges, handling and disposal of solid and hazardous waste and remediation of contamination associated with current and historic use of hazardous substances or materials. If a release of hazardous substances or materials occurs on or from our properties, from our processes or at any off-site disposal location we have used, or if contamination from previous activities is discovered at any of our locations, we may be held liable for costs of remediation, including response costs, natural resource damage costs and associated transaction costs. We devote considerable efforts to complying with and reducing our risk of liability under environmental laws, including maintaining a detailed environmental management system.

In view of their long history of industrial use, some of our facilities have areas of soil and water contamination that require or are anticipated to require investigation or remediation, including:

Magnesium Elektron, Swinton, England.    A dedicated landfill has been adjacent to our Swinton plant (near Manchester) for more than 60 years. Following a review, we decided to close the landfill and ship our continuing waste to commercial landfills off-site. A detailed closure plan for the landfill was approved in June 2011 with the U.K. Environment Agency as the relevant regulator. The remediation process has progressed well through 2012, 2013 and 2014, and we estimate that it will require a further cost of $0.5 million to achieve closure; covered by a specific reserve, this expenditure is likely to occur in 2015, with closure being undertaken by an independent third-party contractor.

Magnesium Elektron CZ, Litvinov, Czech Republic.    Dross is a by-product of our production process. Because the local Czech environmental agency withdrew permission for us to use our previous disposal route, we began stockpiling significant quantities of waste dross in 2007. The local agency also insisted on additional measures to ensure safe disposal and limited the amount of waste being held on-site. We began addressing this issue in 2008 by installing a dross-processing plant, at a cost of $0.8 million, to deal with this waste stream in an environmentally responsible way. The recovery process involves crushing dross waste and extracting the magnesium to leave a residual powder. This process has proven quite successful, yielding better-than-anticipated metal recovery. We feed recovered metal back into our main production process, which has resulted in a significant cost-reduction to the business. We also obtained approval to sell the residual powder, which still has high magnesium content, as a soil supplement or fertilizer, and we sold more than 1,500 metric tons in 2014.

MEL Chemicals, Swinton, England.    In 1998, MEL Chemicals identified radioactive scale in mineral buildup that was contaminating pipes, valves and tanks in a redundant ion-exchange plant. The zircon sand used by the operation contains low-level, naturally occurring radioactive material, which had concentrated in the scale. Radioactive hotspots were subsequently identified in an unused building that had once stored radioactive material. We demolished the building in 2014, and we treated and safely disposed of the radioactive material under the supervision of Public Health England. The Environment Agency declared the project complete in July 2014. The ion-exchange plant is being assessed, and a disposal route for the radioactive material is being established. We have accrued $0.4 million to cover the estimated cost of ion-exchange plant remediation, and we anticipate that treatment and safe disposal of this equipment will occur in 2015. The area where the plant is located has been isolated, clearly quarantined and declared off-limits to site personnel.

MEL Chemicals, Flemington, NJ.    We have requested permission to collapse the sides of two old settling ponds and, as a pre-condition, have been required by the New Jersey Department of Environmental Protection (NJDEP) to sample the soil that lay under the liner of one of the ponds. The total cost of remediating both ponds is expected to be between $0.4 million and $0.5 million.

MEL Chemicals, Flemington, NJ.    We have been investigating the presence of dissolved salts in groundwater adjacent to our plant to determine whether it was caused by activity on our site. At this point, we believe that most of the salts are naturally occurring, and our consultants have submitted a report to the NJDEP for acceptance.

MEL Chemicals, Flemington, NJ.    We have historically used sludge ponds to help separate solid waste from process water used in our chemical plant, enabling us to recycle the water. Tightening of local environmental legislation made the process of safely disposing of this solid waste more expensive and problematic, so we stopped using sludge ponds. In 2014, we cleared a large pond at a total cost of $4.0 million, $2.0 million of which related to the discovery of low-level radioactive contamination that we believe resulted from contaminated raw material used at least 15 years ago. We remediated the contamination at the same time as the scheduled removal of sludge from the pond.

Luxfer Magtech, Riverhead, NJ.    This site contains a small, redundant laboratory once used for testing chemical decontamination products. It is currently sealed, but, as part of our acquisition due diligence, we determined to have the facility professionally removed and cleansed. We hold a specific provision of $0.2 million for this purpose.

Redditch, England.    In 2000, civil works carried out at the BA Tubes plant in Redditch were undertaken as part of the facility's capital expenditure program. Under the United Kingdom's Integrated Pollution Control regime, and at the request of the UK Environment Agency, soil samples were taken that revealed significant groundwater contamination. Further investigation suggested that two large trichloroethylene spillages had occurred before we owned the business. In 2008, the site was designated as a "special site" under the contaminated land regime in England and Wales, which makes the EA responsible for management and oversight of site assessment and remediation. We have been implementing a long-term improvement plan at the site in line with the action plan for voluntary remediation that we presented to the UK Environment Agency. Since 2008, there has been no industrial activity on the Redditch site. As of December 31, 2014, we had a specific provision of $0.6 million to cover future costs that would not be of a capital nature. It is expected that remediation will take several years.

General Issues.    Under the U.S. Superfund Law or similar laws, we may be subject to liability with regard to on-site contamination and off-site waste disposals. The costs and liabilities associated with matters identified above are not currently expected to be material. However, because additional contamination could be discovered or more stringent remediation requirements could be imposed in the future, there can be no assurance that costs and liabilities associated with further environmental investigation and cleanup related to these matters will not be material.

We have made and will continue to make expenditures related to environmental compliance. In 2014, we spent $5.1 million on environmental remediation.

We estimate that our expenditures on general environmental matters could be approximately $1.9 million in 2015. These expenditures include finalizing the closure of the Swinton landfill and removing radioactive contamination from the ion exchange. The exact timing of these expenditures is still uncertain, and they may be delayed, reducing the expenditures in 2015 and pushing work into 2016 and later years. Since the magnitude of environmental problems often becomes clearer as remediation is under way, the actual cost of such remediation could be higher than our estimate. The nature of the cost is also difficult to fully ascertain, and we may capitalize some costs because the remediation work enhances the value of the land we own.

We have taken the future estimated environmental remediation expenditures into account in our ongoing financial planning, and we expect to fund expenditures from operating cash we generate. Based on information currently available to us, we do not believe that there are any other environmental liabilities or issues of non-compliance that will have a material effect on our consolidated financial position or results of operations. Future changes in environmental laws and regulations or other developments could, however, increase environmental expenditures and liabilities, and there can be no assurance that such costs and liabilities in any given year will not be material.

Environmental Management Systems.    Following the completion of the Management Buy-in, we retained independent environmental consultants RPS to design and implement an Environmental Management System (EMS) for the purpose of monitoring and taking remedial action in respect of issues identified in the course of the Management Buy-in due diligence. This work led to the adoption of a corporate environmental policy and the development of an EMS manual used by all facilities acquired at that time. Subsequent to the original Management Buy-in, all acquired facilities have been the subject of stringent environmental due diligence.

On all sites, we continued during 2014 to take a proactive approach to environmental issues, and we completed a number of projects to reduce potential environmental impacts of issues identified in previous base-line reviews. We intend to certify all of our larger sites as ISO 14001-compliant. As of December 31, 2014, 14 out of 22 sites had achieved this objective.

We report the proportion of our sales that comes from ISO 14001-compliant sites as a non-financial KPI. The figure for 2014 is 88%, down from the 91% reported in 2013 because of the acquisition of non-compliant sites. One additional site obtained ISO 14001 accreditation in January 2015.

Seasonality

In general, demand for our products is not seasonal. However, we have shutdown periods at most of our manufacturing sites during which we carry out important maintenance work. Shutdowns typically last two weeks in the summer and one to two weeks around the year-end holidays, resulting in reduced levels of activity in the second half of the year compared to the first half. Third-quarter and fourth-quarter revenue and operating profit can be affected by our own shutdowns and by shutdowns by various industrial customers. In particular, we have found that our fourth-quarter results are generally lower, since many customers reduce production activity from late November through December. However, less activity in December usually leads to lower levels of working capital and therefore stronger cash flow around year-end. We also operate in various areas that are susceptible to bad weather during winter months, such as in Calgary, Canada, and various U.S. eastern states. Bad weather can unexpectedly disrupt production and shipments from our manufacturing facilities, which can lead to reduced sales revenue and operating profits. We also manufacture products used in graphic arts and premium packaging, where demand increases in the run up to Christmas.

C.    Organizational Structure

The following is a list of significant Luxfer Holdings PLC subsidiaries:

Name of company	Country of incorporation	Proportion of ownership interest
BA Holdings, Inc.*	United States	100%
Biggleswick Limited*	England and Wales	100%
Luxfer Group Services Limited*	England and Wales	100%
LGL 1996 Limited*	England and Wales	100%
BAL 1996 Limited*	England and Wales	100%
Hart Metals, Inc.*	United States	100%
Lumina Trustee Limited(1)	England and Wales	100%
Luxfer Australia Pty Limited*	Australia	100%
Luxfer Gas Cylinders Limited*	England and Wales	100%
Luxfer Gas Cylinders China Holdings Limited*	England and Wales	100%
Luxfer Gas Cylinders (Shanghai) Co., Limited*	Republic of China	100%
Luxfer Group Limited	England and Wales	100%
Luxfer Group 2000 Limited	England and Wales	100%
Luxfer, Inc.*	United States	100%
Luxfer Overseas Holdings Limited*	England and Wales	100%
Magnesium Elektron Limited*	England and Wales	100%
MEL Chemicals, Inc.*	United States	100%
Magnesium Elektron North America, Inc.*	United States	100%
Magnesium Elektron CZ s.r.o.*	Czech Republic	100%
MEL Chemicals China Limited*	England and Wales	100%
Niagara Metallurgical Products Limited*	Canada	100%
Reade Manufacturing, Inc.*	United States	100%
Luxfer Gas Cylinders S.A.S.*	France	100%
Luxfer Canada Limited*	Canada	100%
Luxfer Germany GmbH*	Germany	100%
Vexxel Composites LLC*	United States	100%
Hypercomp Engineering Inc*	United States	100%
Luxfer Magtech Inc*	United States	100%

Other Investments:

Name of company	Country of incorporation	Proportion of voting rights and shares held
Nikkei-MEL Co Limited*	Japan	50%
Luxfer Uttam India Private Limited*	India	51%
Dynetek Korea Co Limited*	South Korea	49%
Dynetek Cylinders India Private Limited*	India	49%
Luxfer Holdings NA, LLC*	United States	49%

Subsidiary undertakings are all held by the Company unless indicated.

*
Held by a subsidiary undertaking.

(1)
Acts as bare trustee in connection with the 2007 share capital reorganization.

D.    Property, Plant and Equipment

We operate from 21 manufacturing plants in the United Kingdom, United States, France, Germany, Czech Republic, Canada and China. We also have joint ventures in Japan, South Korea, India and the United States. Our headquarters are located in Salford, England. Our manufacturing plants for our operations, as of December 31, 2014, are shown in the table below:

Division	Property/Plant	Principal products manufactured	Ownership	Approximate area (square feet)
Elektron
	Swinton, England (2 plants)	Magnesium alloys/Zirconium chemicals	Split Lease/Own	561,264
	Madison, IL	Magnesium sheet	Lease	803,795
	Findlay, OH	Photo-engraving sheet	Own	43,000
	Tamaqua, PA	Magnesium powders	Own	64,304
	Lakehurst, NJ	Magnesium powders	Own	78,926
	Flemington, NJ	Zirconium chemicals	Own	65,000
	Ontario, Canada	Magnesium powders	Lease	16,335
	Litvinov, Czech Republic	Magnesium recycling	Own	62,140
	Riverhead, NY	Magnesium heating pads	Own	75,000
	Cincinnati, OH	Magnesium heating pads	Lease	150,000
Gas Cylinders
	Nottingham, England	Aluminum cylinders	Lease	143,222
	Gerzat, France	Cylinders	Own	327,535
	Calgary, Canada	Composite cylinders	Lease	65,500
	Ratingen, Germany	Composite cylinders	Lease	47,361
	Worcester, England	Aluminum panels	Lease	97,315
	Riverside, CA	Composite cylinders	Lease/Own	125,738
	Graham, NC	Aluminum cylinders	Own	121,509
	Riverside, CA	Aluminum panels	Lease	68,240
	Shanghai, China	Cylinders	Lease	15,383
	Brigham City, UT	Composite cylinders	Lease	29,669

We also have locations in Australia and Italy that are involved in sales and distribution but not in manufacturing, as well as our headquarters in Salford, England. Our headquarters office, which we hold under a short-term lease, is approximately 5,500 square feet.

Utilization of our main production facilities is generally high across our businesses. We can adjust capacity relatively easily by varying shift patterns and/or manning levels, and we currently have few areas that require major capital investment to add capacity. Our strategic growth projects may require additional capacity over the next three years, depending on the degree to which these projects are successful.

Item 4.A.    Unresolved Staff Comments

There are no written comments from the staff of the SEC that remain unresolved as of the date of filing this Annual Report with the SEC.

Item 5.    Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with Item 3.A "Selected Financial Data, "our audited consolidated financial statements and accompanying notes appearing elsewhere in this Annual Report. Our audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

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

Overview

We are a global materials technology company specializing in the design, manufacture and supply of high-performance materials, components and and high-pressure gas-containment devices for healthcare, environmental, protection and specialty end-markets. Our company is organized into two operational divisions, Elektron and Gas Cylinders, which represented 48% and 52%, respectively, of our total revenue in 2014. Our Elektron Division focuses on specialty materials based primarily on magnesium, zirconium and rare earths. We sell our products through two brands, Magnesium Elektron and MEL Chemicals. Our Gas Cylinders Division manufactures and markets specialized products using aluminum, magnesium, carbon composites and steel. We sell our products through two brands, Luxfer Gas Cylinders and Superform. For a description of our products, see Item 4.B "Business Overview." Our customers include both end-users of our products and manufacturers that incorporate our products into their finished goods.

Key Factors Affecting our Results

A number of factors have contributed to our results of operations during recent periods, including the effects of fluctuations in raw material prices, effects of fluctuations in foreign exchange rates, changes in market sector demand, our development of new products, the global nature of our operations, our ability to improve operating efficiencies and costs associated with our retirement benefit arrangements.

Raw Material Prices

We are exposed to commodity price risks in relation to the purchases of our raw materials. The raw materials we use include primary magnesium, rare earth metals and chemical compounds, zircon sand, zirconium oxychloride intermediates and other chemical inputs like soda ash for the Elektron division and aluminum log and sheet and carbon fiber for the Gas Cylinders division. Many of these raw materials have been subject to price rises and volatility over the last few years, some of which were substantial. We take certain actions to attempt to manage the impact of fluctuations in the prices of these commodities, including passing commodity prices through to certain customers through increasing prices and surcharges on certain products, entering into forward fixed purchase contracts and engaging in some hedging of aluminum prices. Changes in the prices of raw materials can nevertheless have a significant impact on our results of operations. For more information on the effect of commodity price movements on our results of operations, see Item 11 "Quantitative & Qualitative Disclosure About Market Risk—Effect of Commodity Price Movements on Results of Operations."

Exchange Rates

As a result of our international operations, we are subject to risks associated with the fluctuations between different foreign currencies. This affects our consolidated financial statements and results of operations in various ways.

  ▪
  As part of our consolidation each period, we translate the financial statements of those entities in our group that have functional currencies other than U.S. dollars into U.S. dollars at the period-end exchange rates (in the case of the balance sheet amounts) and the average exchange rates for the period (in the case of income statement and cash flow amounts). The translated values in respect of each entity fluctuate over time with the movement of the exchange rate for the entity's functional currency against the U.S. dollar. We refer to this as the currency translation risk.

  ▪
  Our operating subsidiaries make purchases and sales denominated in a number of currencies, including currencies other than their respective functional currencies. To the extent that an entity makes purchases in a currency that appreciates against its functional currency, its cost basis expressed in its functional currency will increase, or decrease, if the other currency depreciates against its functional currency. Similarly, for sales in a currency other than the entity's functional currency, its revenues will increase to the extent that the other currency appreciates against the entity's functional currency and decrease to the extent that currency depreciates against the entity's functional currency. These movements can have a material effect on the gross profit margin of the entity concerned and on our consolidated gross profit margin. We refer to this as the currency transaction risk.

  ▪
  After a purchase or sale is completed, the currency transaction risk continues to affect foreign currency accounts payable and accounts receivable on the books of those entities that made purchases or sales in a foreign currency. These entities are required to remeasure these balances at market exchange rates at the end of each period.

  ▪
  To mitigate our exposure to currency transaction risk, we operate a policy of hedging all contracted commitments in foreign currency, and we also hedge a substantial portion of non-contracted forecast currency receipts and payments for up to twelve months forward.

The current strength of sterling against the euro, which has declined 16% against sterling since January 1, 2014, is starting to squeeze profit margins on some of the sales from our U.K. operations. In 2014 we sold €41.6 million from the U.K. into the Eurozone, and as the benefit of currency hedges (that currently cover circa 60% of 2015 forecast sales in euros) entered into a year or more ago mature, we are exposed to much less favorable exchange rates. Gas Cylinders Division, selling mainly aluminum cylinders priced in euros is more affected than Elektron. Exports from the U.S. business units, largely composite cylinders, into Europe tend to be priced in U.S. dollars, as most of the competition also prices in dollars. For more information on the effect of currency movement on our results of operations, see Item 11 "Quantitative & Qualitative Disclosure About Market Risk—Effect of Currency Movement on Results of Operations." We evaluate our results of operations on both an as-reported basis and a constant translation exchange rate basis. The constant translation exchange rate presentation is not a financial measure under IFRS as issued by the IASB, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations, consistent with how we evaluate our performance. We calculate constant translation exchange rate percentages by converting our prior-period local currency financial results using the current period foreign currency exchange rates and comparing these adjusted amounts to our current period reported results. This calculation may differ from similarly-titled measures used by others and, accordingly, the constant translation exchange rate presentation is not meant to be a substitution for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Demand in End-Markets

Our sales are driven by demand in the major end-markets for our products, which are environmental technologies, healthcare technologies, protection technologies and specialty technologies.

  ▪
  Healthcare:    We have a long history in the healthcare end-market, and see this as a major area through the introduction of new technologies. These include lightweight aluminum and composite cylinders for containment of medical and laboratory gases; magnesium powders for pharmaceutical products; magnesium materials for lightweight orthopaedic devices; specialized magnesium alloys for cardiovascular stents and implants; and zirconium materials for biomedical and dental implants.

  ▪
  Environmental:    We believe many Luxfer products serve a growing need to improve and safeguard the environment, including our zirconium-based products that clean up automotive and industrial exhausts, purify drinking water, remove heavy metals from wastewater and capture carbon dioxide; our lightweight magnesium alloys used in fuel-efficient aerospace and automotive designs; our lightweight, high-pressure carbon composite alternative fuel cylinders that not only contain clean-burning compressed natural gas, but also boost vehicle fuel efficiency; and our specialized cylinders that contain high-purity calibration gases used for environmental monitoring.

  ▪
  Protection:    Luxfer offers a number of products that seek to address the principal factors driving growth in this market, such as increasing societal expectations regarding the protection of people, equipment and property during conflicts and emergencies. Such products, include magnesium powders for countermeasure flares that defend aircraft against heat-seeking missile attack, life-support cylinders for firefighters and other emergency-service personnel, inflation cylinders for aircraft escape slides and life rafts, fire extinguisher cylinders, and chemical agent detection and decontamination products.

  ▪
  Specialty:    Our core technologies have enabled us to exploit various other niche and speciality markets and applications. Our products include a comprehensive range of graphic arts products, petroleum-production products and high-pressure cylinders for containment of high-purity specialty gases used in the manufacture of microprocessors and other high-technology electronic equipment.

Changes in the dynamics of any of these key end-markets could have a significant effect on our results of operations. For instance, governmental regulation, including government spending and delays in regulatory approvals, as well as decrease prices of substitute products, including falling oil prices, may affect our results of operations in any of these end-markets. See Item 3.D "Risk Factors—Risks Relating to Our Operations—We depend on certain end-markets, including the automotive, alternative fuels, self-contained breathing apparatus, aerospace and defense, medical, and printing and paper end-markets, and an economic downturn or regulatory changes in any of those end-markets could reduce sales" and "Risk Factors—Risks Relating to Our Operations—Certain of our operations are highly regulated by different agencies that require products to comply with their rules and procedures and can subject our operations to penalties or adversely affect production". For a more detailed discussion of our key end-markets and the factors affecting our results of operations in each market, see Item 4 "Business Overview—Our End-markets."

Product Development

Part of our strategy is to increase our focus on high-performance value-added product lines and markets, and every year we make a major investment in product development. In collaboration with universities and our customers, we have developed a steady stream of new products in recent years. In the near-term, we plan to focus on maximizing the potential of the following products that we have already introduced into the market: large alternative fuel cylinders for CNG buses and trucks, industrial catalysts using our zirconia-based materials, L7X higher-pressure medical oxygen cylinders, superplastic magnesium and titanium sheet-based components and extruded magnesium alloy shapes.

Global Operations

We are a global company with operations and customers around the world. In 2014, our sales to Europe (including the United Kingdom), North America and the rest of the world accounted for 33%, 47% and 20% of our revenues, respectively. Changes in global economic conditions have impacted, and will continue to impact, demand for our products. The recession in 2008 and 2009 had a significant impact on our financial results, even though we remained profitable in each quarter through the recession. Further, our geographic diversity exposes us to a range of risks, such as compliance with different regulatory and legal regimes, exchange controls and regional economic conditions. See "Risk Factors—Risks relating to our operations—Our global operations expose us to economic conditions, political risks and specific regulations in the countries in which we operate which could have a material adverse impact on our business, financial condition and results of operations" for more information about potential risks we may face.

We believe, however, that our geographic diversity also allows us to take advantage of opportunities arising in individual countries or regions. As a result of this diversity, demand for our products across the sectors in which we operate can vary depending on the economic health and demographic shifts of our geographic markets. These macro factors can have a significant effect on our financial results. For instance, aging populations in the world's developed economies, along with increasing awareness of the importance of good healthcare in emerging markets, are driving an increase in the use of various medical technologies and applications, creating a growth opportunity for us. Economic expansion in developing economies such as Brazil, Russia, India and China has created increased demand in areas such as auto-catalysis chemicals and gas cylinders.

Operating Efficiency

Our management seeks to improve long-term profitability and operating efficiencies to maintain our competitive position. These efforts include identifying operations whose costs are disproportionate to related revenues, especially operations with significant fixed costs that could negatively impact gross profit margin. In the past few years, in part due to the recession in 2008 and 2009, we have taken more aggressive rationalization measures. Initiatives have included automation projects, eliminating certain employee redundancies and undertaking temporary and permanent facility closings. The total charge for rationalization was $1.7 million, $0.5 million and $1.3 million in 2014, 2013 and 2012, respectively.

Retirement Benefit Arrangements

We operate defined benefit arrangements in the United Kingdom, the United States and France. The funding levels are determined by periodic actuarial valuations. Further, we also operate defined contribution plans in the United Kingdom, the United States and Australia. The assets of the plans are generally held in separate trustee administered funds. We incur costs related to these retirement benefit arrangements, which can vary from year to year depending on various factors such as interest rates, valuations, regulatory burdens, life expectancy and investment returns. The total charge we incurred for all retirement benefit arrangements was $9.3million, $11.9 million and $10.4 million in 2014, 2013 and 2012, respectively.

Key Line Items

Revenue

We generate revenue through sales of products that we have developed and manufactured for our customers. The main products that we sell are magnesium alloy powders, ingot, bar, extruded product,

rolled plates and thin sheets, engraving plates, zirconium compounds in powder form, various forms of aluminum and carbon composite gas cylinders and superplastically-formed parts pressed using our vacuum pressing technology. We also generate revenue from designing and manufacturing special tools used with our superform presses to make the formed parts and from recycling magnesium alloy scrap for customers, along with sales of scrapped aluminum arising from the manufacture of gas cylinders. In general, for our magnesium and zirconium products, we charge our customers by weight sold, while for our gas cylinder and Superform products, we charge our customers by units and parts sold. For a description of our products, see Item 4.B "Business Overview."

Cost of Sales

Our cost of sales primarily consists of a complex set of materials, energy, water and steam, direct shop-floor labour costs, supervisory management costs at our manufacturing facilities, engineering and maintenance costs, depreciation of property, plant and equipment, factory rents, security costs, property taxes and factory consumables, including machinery oils and protective equipment for employees. For a description of the raw materials we use, see "—Key Factors Affecting Our Results—Raw Material Prices" and Item 4.B "Business Overview—Suppliers and Raw Materials."

Distribution Costs

As a global business, we transport and deliver our products to customers around the world. While some customers pay for their own transport, we can organize the transportation through third parties. These distribution costs are recovered in the product price included in our revenue.

Administrative Expenses

Our administrative expenses primarily consist of costs for staff working in sales, marketing, research and development, human resources, accounting, legal, information technology and general management. Administrative expenses also include sales commissions to agents, pension administration costs, legal costs, audit fees, directors' fees, taxation consultancy fees and other advisory costs. We also buy office consumables such as stationery, computer equipment and telecommunications equipment.

Restructuring and other income / (expense)

Our restructuring and other income (expense) primarily consist of items of income and expense, which, because of their one-off nature, merit separate presentation. In the past, these expenses have included costs related to redundancies, restructuring of manufacturing operations, demolition and environmental remediation, among others.

Other income / (expense)

Other income / (expense) consists of costs related to corporate finance activities, including business acquisitions, disposals such as the sale of intellectual property and financing income and costs. Our finance costs consist of interest costs representing amounts accrued and paid on the outstanding balances under our indebtedness.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB and the accounting policies that we use are set out under the heading "Note 1—Accounting policies" to our audited consolidated financial statements. In applying these policies, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as well as our results of operation. The actual outcome could differ from these estimates. Some of these policies require a high level of judgment, either because they are especially subjective or complex. We believe that the most critical accounting policies and significant areas of judgment and estimation are with respect to impairment of goodwill, intangible assets and property, plant and equipment, retirement benefits and fair values of financial instruments.

Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment

Under IFRS as issued by the IASB, goodwill is held at cost and tested annually for impairment. Tests for impairment are based on discounted cash flow projections, which require us to estimate both future cash flows and an appropriate discount rate. Such estimates are inherently subjective.

For intangible assets and property, plant and equipment, we assess whether there is any indication that an asset may be impaired at each balance sheet date. If such an indication exists, we estimate the recoverable amount of the asset and charge any impairment directly to the income statement. The process of reviewing and calculating impairments of fixed assets necessarily involves certain assumptions. It requires the preparation of cash flow forecasts for a particular set of assets, known as "cash generating units." These forecasts are based on, among other things, our current expectations regarding future industry conditions, our own operational plans and assumptions about the future revenues and costs of the unit under review. Accordingly, there can be no certainty that the cash flow forecasts are correct. Current turmoil in many financial and industrial markets will make this type of analysis far more difficult to perform and therefore subject to a greater risk of error. Such an analysis was performed to assess whether the goodwill in our consolidated balance sheet was impaired as at December 31, 2014, and it was concluded that no impairment had taken place, based on the commercial information available and applying a discount rate of between 10.4% and 12%, which represents an estimate.

Post-Employment Benefits

We account for the pension costs relating to our retirement plans under IAS 19 "Employee Benefits". In applying IAS 19, we have adopted the option of recognizing actuarial gains and losses in full through reserves. In all cases, the pension costs are assessed in accordance with the advice of independent qualified actuaries, but require the exercise of significant judgment in relation to assumptions for future salary and pension increases, long term price inflation and investment returns. The most sensitive assumption is the long term discount rate used to discount the retirement benefit obligations.

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

Inventories obsolescence and inventories write down

Inventories are stated at the lower of cost and net realizable value. Inventories are reviewed on a regular basis, and we will make allowance for excess or obsolete inventories and write down to net realizable value based primarily on committed sales prices and our estimates of expected and future product demand and related pricing.

Other Significant Accounting Policies

Other significant accounting policies not involving the same level of measurement uncertainties as those discussed above are nevertheless important to an understanding of our consolidated financial statements. Policies related to financial instruments, the characterization of operating and finance leases and consolidation policy require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. Certain of these matters are among topics currently under re-examination by accounting bodies and regulators. Although no specific conclusions reached by these standard setters appear likely to cause a material change in our accounting policies, we cannot predict outcomes with confidence.

Recent Accounting Pronouncements

See "Note 1—Accounting policies" to our audited consolidated financial statements for a description of other recent accounting pronouncements, including the respective dates of effectiveness and effects on our results of operations.

A.    Operating Results

Results of Operations for the Years Ended December 31, 2014, 2013 and 2012

The table below summarizes our consolidated results of operations for the years ended December 31, 2014, 2013 and 2012, both in U.S. dollars and as a percentage of total revenue. For more detailed segment information, see "Note 2—Revenue and Segmental Analysis" to our audited consolidated financial statements included elsewhere in this Annual Report.

	Year Ended December 31,
	2014		2013		2012
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in $ millions)	(%)	(in $ millions)	(%)	(in $ millions)	(%)
Revenue	$489.5	100.0%	$481.3	100.0%	$511.6	100.0%
Cost of sales	(376.6)	(76.9)%	(363.5)	(75.5)%	(385.7)	(75.4)%

Gross profit	112.9	23.1%	117.8	24.5%	125.9	24.6%
Distribution costs	(8.1)	(1.7)%	(6.5)	(1.4)%	(6.9)	(1.3)%
Administrative expenses	(59.7)	(12.2)%	(52.2)	(10.8)%	(50.4)	(9.9)%
Share of results of joint ventures	(0.3)	(0.1)%	0.1	0.0%	(0.1)	(0.0)%

Trading profit(1)	$44.8	9.2%	$59.2	12.3%	$68.5	13.4%
Restructuring and other expense(2)	(3.9)	(0.8)%	(2.7)	(0.6)%	(2.1)	(0.4)%

Operating profit	$40.9	8.4%	$56.5	11.7%	$66.4	13.0%
Other income / (expense):
Acquisition and disposal costs(2)	4.5	0.9%	(0.1)	(0.0)%	(0.8)	(0.2)%
Finance income:
Interest received	0.5	0.1%	0.3	0.0%	0.2	0.0%
Finance costs:
Interest costs	(6.6)	(1.3)%	(6.2)	(1.3)%	(6.7)	(1.3)%
IAS 19—retirement benefits finance charge	(2.7)	(0.6)%	(3.8)	(0.8)%	(3.6)	(0.7)%
Unwind of discount on contingent consideration from acquisitions	(0.3)	(0.1)%	—	—	—	—

Profit on operations before taxation	$36.3	7.4%	$46.7	9.7%	$55.5	10.8%
Tax expense	(7.1)	(1.4)%	(12.6)	(2.6)%	(16.0)	(3.1)%

Net income for the year	$29.2	6.0%	$34.1	7.1%	$39.5	7.7%

Non-GAAP measures:
Adjusted EBITDA(3)	$64.8	13.2%	$76.6	15.9%	$83.2	16.3%

Adjusted net income for the year(4)	$30.9	6.3%	$39.8	8.3%	$44.7	8.7%

(1)
Trading profit is defined as operating profit before restructuring and other income / (expense). For the purposes of our divisional segmental analysis, IFRS 8 requires the use of "segment profit" performance measures that is used by our chief operating decision maker. Trading profit is the "segment profit" measure used by our chief operating decision maker for divisional segmental analysis. See "Note 2—Revenue and segmental analysis" in our audited consolidated financial statements included elsewhere in this Annual Report.

(2)
For further information, see "Note 5—Other income / (expense) items" in our audited consolidated financial statements included elsewhere in this Annual Report and footnote (2) of Item 3.A. ("Selected financial data") of this Annual Report.

(3)
Adjusted EBITDA is a non-GAAP financial measure and is defined as profit for the period before tax expense, finance income (which comprises interest received and gain on purchase of own debt) and costs (which comprises interest costs, IAS 19 retirement benefits finance charges and the unwind of the discount on deferred consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, restructuring and other income / (expense), other share based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment. See footnote (8) of Item 3.A. ("Selected financial data") of this Annual Report for a reconciliation to net income.

(4)
Adjusted net income is a non-GAAP financial measure and consists of net income adjusted for the post-tax impact of non-trading items, including IAS 19 retirement benefits finance charge, certain accounting charges relating to acquisitions and disposals of businesses (comprising other income / (expense) from acquisitions and disposals of businesses, the unwind of the discount on deferred consideration from acquisitions and the amortization on acquired intangibles), restructuring and other income / (expense), gain on purchase of own debt and other share based compensation charges. See footnote (8) of Item 3.A. ("Selected financial data") of this Annual Report for a reconciliation to net income.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue.    Our revenue from continuing operations was $489.5 million in 2014, an increase of $8.2 million from $481.3 million in 2013. Compared to 2013, revenue reflected a $4.3 million gain from more favorable average translation exchange rates and a $6.2 million reduction from rare earth surcharges to zirconium customers that our Elektron Division used to recover the increased cost of rare earths. $17.0 million of 2014 revenue was attributable to acquisitions made in the year. Thus, underlying revenue, net of the effect of acquisitions in 2014, rare earth surcharges and exchange rate translation, fell by $6.9 million. Reasons for the revenue change are discussed in detail by division, but in general, European demand for our products was weaker, particularly in markets supplying automotive manufacturers. In the United States, we encountered lower sales demand in the SCBA market as a result of unexpected delays in regulatory approval of our customers' breathing apparatus kits due largely to delays in government testing. Demand for military countermeasure flares was also lower. Globally, alternative fuel markets, where we already had faced weaker demand due to increased competitive pressures, continued to face increased competition, and have been badly impacted by lower oil prices during the second half of 2014 as it reduced economic benefits of using natural gas in the short term, which weakened demand for our CNG cylinders. Some markets performed better, including aerospace and magnesium recycling, and overall Superform performance improved. In zirconium markets, we experienced increased sales in sorption and industrial catalysis products.

Analysis of revenue variances from 2013 to 2014 for continuing operations

	Elektron	Gas Cylinders	Group
	(in $ millions)
2013 revenue—as reported under IFRS	$219.7	$261.6	$481.3
FX translation impact—on non-U.S. operating results	2.4	1.9	4.3
Trading variances for underlying operations—2014 v 2013	—	(6.9)	(6.9)
Acquisitions in 2014	14.7	2.3	17.0
Rare earth surcharge variance	(6.2)	—	(6.2)

2014 revenue—as reported under IFRS	$230.6	$258.9	$489.5

The above table shows the change in each division's revenue between 2014 and 2013. It separates the impact of changes in average exchange rates on non-U.S. operations when translated into U.S. dollar consolidated results, the impact of acquisitions in 2014 and the impact of the rare earth surcharge that we introduced in late 2010 to offset the effect of a substantial increase in the cost of rare earth chemicals. The total rare earth surcharge levied in 2014 was $2.2 million, compared to $8.4 million in 2013.

We have separated out the impact of changes in the rare earth surcharge, because in 2011 and 2012, it represented a material element of the Elektron Division's revenue that was not indicative of the underlying performance of the Group and division. For consistency, in 2013 and 2014, we have continued to report the surcharge changes separately, although they have fallen very significantly due to falling rare earth costs. The following discussion provides an explanation of our changes in revenue by division.

  Elektron Division

Elektron Division revenue was $230.6 million in 2014, an increase of $10.9 million from $219.7 million in 2013. Excluding the $2.4 million favorable translation exchange rate impact on revenue, the revenue changes relating to the rare earth surcharge ($2.2 million in 2014 and $8.4 million in 2013) and the $14.7 million in revenue arising from the acquisition of Luxfer Magtech, the underlying revenue, at constant translation exchange rates, was the same as 2013. Across the division, revenue benefited from a slight increase in sales volumes, which was offset by a slight decrease in average prices. Moreover, there were a number of markets in which sales volumes decreased or increased to a greater extent, leading to a change in sales mix.

Revenue from our magnesium operations increased as compared to 2013 in part due to the contribution of Luxfer Magtech, which was acquired in July 2014. We also benefited from improved sales of high-performance aerospace alloys, lower-margin commercial alloys and photo-engraving products, as well as from our recycling operations. Trading conditions in the European auto-catalysis market remained challenging in 2014 due to increased competition and weakness in the European automotive market, but the rare earth price spike, which brought severe competitive challenges, receded. Our zirconium business made good progress in other developmental markets, posting larger sales for industrial catalysts (due in part to major sales in the first quarter) and sorption products.

Demand for magnesium powders for military countermeasure flares remained weak due to overstocking in the U.S. market and defense cutbacks to align inventories to peacetime requirements. Our sales of magnesium powders also were impacted by a production outage at one major customer's facility due to a serious accident. In response, we laid off a number of employees in our North American powder manufacturing operations.

  Gas Cylinders Division

Gas Cylinders Division revenue was $258.9 million in 2014, a decrease of $2.7 million from $261.6 million in 2013. Excluding a $1.9 million favorable impact on revenue attributable to exchange rate translation and $2.3 million attributable to acquired operations, the underlying revenue, at constant translation exchange rates, was $254.7 million, or 2.6%, lower than in 2013.

Sales volumes of our aluminum gas cylinders decreased by 1% in 2014. However sales revenue from these products increased by 4% because stronger demand for our beverage, fire and medical cylinders offset weaker demand for specialty gas cylinders.

Sales volumes of our composite cylinders decreased by 3% in 2014 compared to 2013, but revenue was down 12% as a result of a significant change in product sales mix (involving sizes and types of cylinder). This decrease resulted from a number of regulatory, competitive and economic factors. Sales of composite life-support cylinders, used in self-contained breathing apparatuses (SCBA) by emergency services, suffered from unexpected regulatory delays in approvals of breathing kits in the United States, with some approvals only being completed late in 2014. This contributed to under-utilization of our production capacity, which we had increased in expectation from our customers of rising demand. It also led to excess inventories. We also experienced weaker demand in the United States and Europe for our alternative fuel (AF) composite cylinders due to continued increased competitive pressures and, later in the year, impact from the falling oil prices, that made the switch to using compressed natural gas (CNG) as a fuel less attractive economically. Rapid growth in the AF market over the past several years attracted increased competition which we believe has led to excess production capacity in 2014 and reduced prices, particularly as suppliers invested in capacity for anticipated longer-term increases in demand. In particular, AF sales and margins suffered as a result of weakened demand for CNG buses in Europe. Although we re-invigorated sales and marketing efforts, won new customers globally, and improved our large alternative fuel (AF) product offerings, competing in this relatively new sector came with start-up costs and a higher-than-usual degree of risk. Disappointingly, one customer suffered delays in their major virtual pipeline project, and therefore encountered financial difficulties. This has led to a delay in their remaining payments on the purchase of AF modules and in turn an impairment of their trade receivable of $8.5 million to an estimated recoverable amount of $6.5 million in our year-end balance sheet. The European medical market was also weaker, reflecting downside pressure on demand due to government funding restraints and customers seeking to reduce costs through better utilization of existing cylinder assets.

Superform sales increased by 15% in 2014 compared to 2013 as stronger demand in the premium automotive market and in the civil aircraft market offset reductions in demand from the rail and medical markets.

  Luxfer Group

Cost of Sales.    Our cost of sales was $376.6 million in 2014, an increase of $13.1 million from $363.5 million in 2013. Excluding an exchange rate translation loss of $4.4 million on cost of sales of non-U.S. operations, our cost of sales at constant translation exchange rates increased by $8.7 million, or 2.4%, from 2013.

Gross Profit.    Gross profit was $112.9 million in 2014, a decrease of $4.9 million from $117.8 million in 2013. Overall gross profit margin was relatively stable with a decrease to 23.1% in 2014 from 24.5% in 2013. This was the result of a weaker sales mix, with fewer higher-margin products being sold.

Distribution Costs.    Distribution costs were $8.1 million in 2014, an increase of $1.6 million from $6.5 million in 2013. There was an exchange rate translation loss on distribution costs from non-U.S. operations of $0.1 million, and the underlying movement in distribution costs at constant translation exchange rates was an increase of $1.5 million, or 23.1%, reflecting both higher costs of transportation and some increases in volumes for certain export markets, as well as the incremental impact of acquisitions in the year.

Administrative Expenses.    Our administrative expenses were $59.7 million in 2014, an increase of $7.5 million, or 14.4%, from $52.2 million in 2013. There was an exchange rate translation loss on administrative expenses from our non-U.S. operations of $0.9 million. The underlying increase in administrative costs of $6.6 million was due to the impact of the Luxfer Magtech acquisition in July 2014, together with increased overheads incurred in the commercialization of new product technologies.

Share of results of joint ventures.    We have a number of joint venture operations, the most active being in India and the United States. In 2013 we entered into a new joint venture agreement to establish a manufacturing facility to produce gas transportation modules in the United States. These joint ventures have been accounted for using the equity method, as the partners have a contractual agreement that establishes joint control over the economic activities of the entities. In 2014 there was a loss of $0.3 million attributable to the joint ventures, compared to a profit of $0.1 million in 2013. However we also received interest income from the USA joint venture in 2014 of $0.3 million, which under IFRS is recognized below operating and trading profit, but would offset the loss recognized in operating profit, when calculating net profits after tax for the joint venture.

Operating and Trading Profit.    Our operating profit was $40.9 million in 2014, a decrease of $15.6 million, or 27.6%, from $56.5 million in 2013. Our trading profit was $44.8 million in 2014, a decrease of $14.4 million, or 24.3%, from $59.2 million in 2013.

Analysis of trading profit and operating profit variances from 2013 to 2014 for continuing operations

	Elektron Trading Profit	Gas Cylinders Trading Profit	Group Trading Profit	Restructuring and other expense	Group Operating Profit
	(in $ millions)
2013—as reported under IFRS	$40.2	$19.0	$59.2	$(2.7)	$56.5
FX Translation impact—on non-U.S. operating results	1.0	(0.1)	0.9	—	0.9

2013—adjusted for FX translation	41.2	18.9	60.1	(2.7)	57.4
Trading variances for underlying operations—2013 v 2014	(2.3)	(13.0)	(15.3)	(1.2)	(16.5)

2014—as reported under IFRS	$38.9	$5.9	$44.8	$(3.9)	$40.9

The above table shows the change in each division's trading profit, the Group trading profit and the Group operating profit between 2013 and 2014. The table also provides a reconciliation of the Group trading profit to the Group operating profit. The table separates the impact of changes in average exchange rates on non-U.S. operations when translated into U.S. dollar consolidated results.

Translating our non-U.S. operations into U.S. dollars resulted in an exchange rate translation gain in both our trading profit and operating profit of $0.9 million in 2014. This increase represented 1.5% and 1.6% of the change in trading profit and operating profit, respectively, from 2013. At constant translation exchange rates, our trading profit decreased by $15.3 million, or 25.5%, and our operating profit decreased by $16.5 million or 28.7% in 2014.

Both our divisions had a fall in trading and operating profits and their trading variances are explained below, by division in more detail. The newly acquired businesses added $1.7 million of trading and operating profit, which includes a profit from Luxfer Magtech that was offset by a loss from Luxfer Utah, which was not commissioned for production until the fourth quarter of 2014. The fall in sales volumes and changes in the mix of sales of the remaining businesses, along with sales price changes, reduced profit by $10.0 million in the year. We also incurred a $3.1 million charge in relation to the write down in inventories and receivables in our alternative fuel business, as further explained under the revenue analysis for the Gas Cylinders Division.

We had a number of cost changes that together reduced trading profit and operating profit by a net $3.7 million and $4.9 million respectively in 2014. The main reasons for these changes were as follows:

  ▪
  The overall impact of foreign exchange transaction rates on sales and purchases was a charge of $0.2 million, net of the benefit of utilizing foreign currency exchange derivative contracts.

  ▪
  Employment and other costs have increased by a net $1.7 million in 2014, which mainly related to costs added to our Elektron Division in relation to longer term sales development initiatives. There was no change in the total charge to trading and operating profits for the defined benefit plans for 2014 when compared to 2013. There was, however, a small increase in the charges for defined contribution plans of $0.2 million, which is included in the $1.7 million increase.

  ▪
  As a result of implementing a series of share based compensation plans across the Group we incurred an additional IFRS 2 charge of $0.3 million linked to the fair value of these awards vesting in 2014.

  ▪
  Depreciation costs increased by $1.7 million due to investments in property, plant and equipment.

The segment trading profit results by division are explained in more detail below:

  Elektron

Elektron Division trading profit of $38.9 million in 2014 was a decrease of $1.3 million from $40.2 million in 2013. Changes in exchange rates used to translate segment trading profit into U.S. dollars led to a $1.0 million translation gain in 2014, and profits at constant translation exchange rates therefore decreased by $2.3 million, or 5.6%.

The acquisition of Luxfer Magtech, net of a $0.6 million amortization cost of acquired intangibles, added $2.9 million. There was a small favorable variance of $0.3 million in 2014 due to the changes in sales volumes and mix across the division. A $2.5 million adverse variance resulted from reduced margins on lower pricing, net of reduced material costs and some other factory cost changes.

For 2014, the foreign exchange transaction rates on sales and purchases had a positive impact of $0.1 million, net of the benefit of utilizing foreign currency exchange derivative contracts, compared to 2013.

Employment and other costs increased by a net $2.1 million in 2014. The division added resources related to strategic product initiatives in magnesium aerospace alloys and zirconium chemicals. The depreciation charge also increased by $1.0 million due to increased investment in property, plant and equipment across the division.

  Gas Cylinders Division

Gas Cylinders Division trading profit of $5.9 million in 2014 was a decrease of $13.1 million from $19.0 million in 2013. Changes in exchange rates used to translate segment trading profit into U.S. dollars led to a $0.1 million translation loss in 2014, and profits at constant translation exchange rates therefore decreased by $13.0 million, or 68.4%.

Sales of composite cylinders used in SCBA, medical, and alternative fuel markets fell in 2014, and despite overall improvement in aluminum cylinder sales, and some benefit from lower aluminum costs, profits were negatively impacted by these trading variances by $7.8 million. The reduction resulted in part due to the impact of major disruption in our factory utilizations as a result of the regulatory delays in approvals of SCBA kits in North America as well as the slowdown in our alternative fuels business as the oil price fell and increased competition in this area has resulted in spare capacity and a reduction in prices. Losses at Luxfer Utah, which only started production in the final quarter, reduced profit by a further $1.2 million. We also incurred $3.1 million of losses through writing down inventory and receivables in our alternative fuels business, which included a write down of an $8.5 million receivable to $6.5 million as a further explained in the sales revenue analysis for the division.

In 2014, the foreign exchange transaction rates on sales and purchases had a negative impact of $0.3 million, net of the benefit of utilizing foreign currency exchange derivative contracts, compared to 2013.

We made a small net saving of $0.3 million in employment and other costs, but incurred $0.2 million more costs in relation to our share compensation plans.

Depreciation was $0.7 million higher as a result of increased investment in property, plant and equipment in the past few years.

  Luxfer Group

Restructuring and other income/(expense).    In 2014, there was a $3.9 million charge to restructuring and other expense compared to a charge of $2.7 million in 2013. We incurred rationalization costs of $1.1 million in the Gas Cylinders Division and $0.6 million in the Elektron Division. In addition, we incurred $2.0 million of costs in our Elektron Division because of environmental costs needed to remediate an effluent pond contaminated with low level radioactive material. There was also a charge of $0.2 million to the income statement under IFRS 2 related to share options granted as part of the IPO.

In 2013, there was a $2.7 million charge to restructuring and other expense. We incurred rationalization costs of $0.3 million in the Gas Cylinders Division and $0.2 million in the Elektron Division. In 2013, deferred members of the U.S. pension plans were offered the option of a lump sum buy-out in respect of their benefits. The settlement of the pension liabilities resulted in a one off actuarial charge to the income statement of $1.7 million. There was also a charge of $0.5 million to the income statement under IFRS 2 in relation to share options granted as part of our IPO.

Net acquisition and disposal costs.    In 2014, we incurred a non-operating credit of $4.5 million compared to $0.1 million charge in 2013. In 2014 we incurred $1.5 million of costs for the acquisition of Luxfer Magtech (attributable to the Elektron Division) and $0.3 million for the acquisition of Luxfer Utah (attributable to the Gas Cylinders division). In 2014, a credit of $6.3 million was recognized in the income statement in relation to the remeasurement of deferred contingent consideration arising from acquisitions. Of the $6.3 million, $4.8 million related to the Elektron Division and $1.5 million related to the Gas Cylinders Division. In 2013, $0.1 million was recognized by the Gas Cylinders division in relation to the acquisition of Dynetek and the finalization of the fair-value exercise.

Finance income—interest received.    Interest received was $0.5 million in 2014 compared to $0.3 million in 2013. Interest received in 2014 included $0.3 million from funding provided to our U.S. joint venture Luxfer GTM and $0.2 million generated by placing surplus cash on short-term deposit (compared to $0.3 million in 2013).

Finance costs—interest costs.    We incurred $6.6 million of interest costs in 2014 up from $6.2 million in 2013. Costs were higher as a result of the drawdown of facilities in order to fund the Luxfer Magtech acquisition at the end of July 2014. The finance costs we incurred in 2014 included $5.2 million of interest payable on our current financing facilities and $1.4 million of amortization relating to finance costs. We expect these costs to increase again in 2015 due to the full year effect of funding Luxfer Magtech.

The finance costs we incurred in 2013 included $5.0 million of interest payable on our current financing facilities and $1.2 million of amortization relating to finance costs.

Finance costs—IAS 19—retirement benefits finance charge.    The charge under IAS 19 in relation to our retirement benefit deficits was $2.7 million in 2014, a fall from $3.8 million in 2013 as a result of the deficit being lower at the start of 2014 when compared to the start of 2013. The increase in the deficit by the end of 2014 is likely to result in a higher charge in 2015.

Finance costs—Unwind of discount on deferred consideration from acquisitions.    In 2014, there was a $0.3 million charge in relation to the unwind of discount on the deferred considerations that arose from the acquisitions of Luxfer Utah and Luxfer Magtech during the year.

Taxation.    In 2014, our tax expense was $7.1 million on profit before tax of $36.3 million. The effective tax rate was 19.6% on the profit before tax. Of the charge of $7.1million, $7.1 million (19.6% effective rate) related to current tax payable and $nil million (nil% effective rate) was a deferred taxation charge. In 2013, our tax expense was $12.6 million on profit before tax of $46.7 million. The effective tax rate was 27.0% on the profit before tax. Of the charge of $12.6 million, $9.6 million (20.6% effective rate) related to current tax payable and $3.0 million (6.4% effective rate) was a deferred taxation charge. The effective rate in 2014 was distorted by non-taxable gains in the income statement of $6.3 million due to the re-measurement of contingent consideration relating to the acquisitions in the year. The effective rate excluding the distortion of these gains was 23.7%. This effective rate was still lower than that tax rate of 27.0% in 2013, as a result of better utilization of historical U.K. tax losses in the year and changes in the mix of profits, with proportionately more profit before tax being made in the U.K. which has a lower tax rate.

Net income for the Financial Year.    Net income for the year was $29.2 million compared to $34.1 million in 2013, which was primarily the result of the fall in operating profits of the Gas Cylinders division.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue.    Our revenue from continuing operations was $481.3 million in 2013, a decrease of $30.3 million from $511.6 million in 2012. This decrease includes the effect of a $32.1 million reduction in revenue resulting from the rare earth surcharges to zirconium chemical customers that our Elektron Division used to recover the increased cost of rare earths. Excluding the rare earth surcharge and impact of exchange rate translation (a $1.5 million loss on revenue attributable to a stronger average U.S. dollar exchange rate used to translate revenue from operations outside the United States), the increase in revenue at constant translation exchange rates was $3.3 million. This related to increased sales of large composite cylinders for CNG containment, along with strong sales demand for composite SCBA cylinders, which offset weaker demand for defense products and other industrial sectors, mainly in European markets, in both the Elektron and Gas Cylinders Divisions.

Analysis of revenue variances from 2012 to 2013 for continuing operations

	Elektron	Gas Cylinders	Group
	(in $ millions)
2012 revenue—as reported under IFRS	$265.3	$246.3	$511.6
FX Translation impact—on non-U.S. operating results	(1.4)	(0.1)	(1.5)
Trading variances for underlying operations—2013 v 2012	(12.1)	15.4	3.3
Rare earth surcharge variance	(32.1)	—	(32.1)

2013 revenue—as reported under IFRS	$219.7	$261.6	$481.3

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

  Elektron Division

Elektron Division revenue was $219.7 million in 2013, a reduction of $45.6 million from $265.3 million in 2012. Excluding the $1.4 million adverse translation exchange rate impact on revenue and excluding the decrease in revenue relating to the rare earth surcharge, the underlying decrease in revenue at constant translation exchange rates was $12.1 million from 2012. This represents a revenue decrease of 4.6%, on revenue in 2012, excluding the rare earth surcharge and adjusted for the translation impact.

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

Overall sales volume of zirconium products reduced in 2013. Excluding the effects of the surcharge revenue and the translation exchange rate impact, revenue decreased by 6.2% as a result of lower volumes and selling prices. Although there were some signs of recovery in the European automotive market, this has not led to an increase in demand.

  Gas Cylinders

The Gas Cylinders division's revenue was $261.6 million in 2013, an increase of $15.3 million from $246.3 million in 2012. Excluding a $0.1 million adverse impact on revenue attributable to exchange rate translation the underlying revenue, at constant translation exchange rates, was $261.7 million, or 6.3%, higher than 2012.

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

Analysis of trading profit and operating profit variances from 2012 to 2013 for continuing operations

	Elektron Trading Profit	Gas Cylinders Trading Profit	Group Trading Profit	Restructuring and other expense	Group Operating Profit
	(in $ millions)
2012—as reported under IFRS	$52.8	$15.7	$68.5	$(2.1)	$66.4
FX Translation impact—on non-U.S. operating results	(0.5)	0.1	(0.4)	—	(0.4)

2012—adjusted for FX translation	$52.3	$15.8	$68.1	$(2.1)	$66.0
Trading variances for ongoing operations—2012 v 2013	(12.1)	3.2	(8.9)	(0.6)	(9.5)

2013—as reported under IFRS	$40.2	$19.0	$59.2	$(2.7)	$56.5

The above table shows the change in each division's trading profit, Group trading profit and Group operating profit between 2012 and 2013. The table also provides a reconciliation of Group trading profit to Group operating profit. The table separates the impact of changes in average exchange rates on non-U.S. operations when translated into U.S. dollar consolidated results.

Translating our non-U.S. operations into U.S. dollars has resulted in a decrease in our trading profit and operating profit of $0.4 million and $0.4 million, respectively, in 2013. This decrease represented 4.3% and 4.0% of the change in trading profit and operating profit, respectively, from 2012. At constant translation exchange rates, our trading profit decreased by $8.9 million or 13.1% and our operating profit decreased by $9.5 million or 14.4% in 2013.

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

  ▪
  The overall impact of foreign exchange transaction rates on sales and purchases was a charge of $2.2 million, net of the benefit of utilizing foreign currency exchange derivative contracts.

  ▪
  Employment and other costs have increased by a net $0.6 million in 2013, this included the following variances:

  ▪
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

  ▪
  As a result of implementing a series of share based compensation plans across the group we incurred an IFRS 2 charge of $1.3 million linked to the fair value of these awards vesting in 2013.

  ▪
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

Net acquisition and disposal costs.    In 2013, we incurred a non- operating charge of $0.1 million compared to $0.8 million in 2012. In 2013, $0.1 million was recognized by the Gas Cylinders division in relation to the acquisition of Dynetek and the finalization of the fair value exercise. In 2012, there was a net acquisition cost of $0.6 million recognized by the Gas Cylinders division in relation to the acquisition of Dynetek and we also incurred $0.2 million in relation to a voluntary agreement with the Federal Trade Commission ("FTC") to sell and license a subset of our U.S. photo- engraving business to a third party after the acquisition of Revere Graphics Worldwide ("Revere") in 2007. The sale was achieved in late 2012.

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

B.    Liquidity & Capital Resources

Liquidity

Our liquidity requirements arise primarily from obligations under our indebtedness, capital expenditures, acquisitions, the funding of working capital and the funding of hedging facilities to manage foreign exchange and commodity purchase price risks. We meet these requirements primarily through cash flow from operating activities, cash deposits and borrowings under the Revolving Credit Facility (as defined below) and accompanying ancillary hedging facilities, the Loan Notes due 2018, the Loan Notes due 2021 and the Shelf Facility (as defined below). As of December 31, 2014, we had available $115.7 million under the Revolving Credit Facility. Our principal liquidity needs are:

  ▪
  payment of shareholder dividends;

  ▪
  servicing interest on the Loan Notes due 2018 and the Loan Notes due 2021, which is payable at each quarter end, in addition to interest and/or commitment fees on the Senior Facility Agreement;

  ▪
  capital expenditure requirements;

  ▪
  working capital requirements, particularly in the short-term as we aim to achieve organic sales growth;

  ▪
  hedging facilities used to manage our foreign exchange and aluminum purchase price risks;

  ▪
  funding acquisitions, including deferred considerations payments.

From time to time, we consider acquisitions or investments in other businesses that we believe would be appropriate additions to our business. For example, we purchased Revere for $14.7 million in 2007, and in 2012 we acquired Dynetek for a consideration of $11.8 million. In March 2014 we acquired Luxfer Utah, a small composite cylinder manufacturer, and its associated production facilities for an initial cost of $3 million with a deferred consideration element linked largely to the success of the operation over three years from the date of acquisition (payable in March 2017) and currently estimated at $0.9 million net of discounting. In July 2014, we closed the acquisition of the assets and businesses of Truetech Inc. and Innotech Products Limited (together "Luxfer Magtech"). On closing, we paid an initial consideration of $59.3 million, and with the acquired businesses having $4 million of cash, the net cash cost was $55.3 million. There is also a deferred consideration element linked to the profitability of the acquired businesses from 2014-2019 (payable annually from 2015 to 2020), which is currently estimated to be $ 1.7 million net of discounting.

The Senior Facilities Agreement that was entered into in June 2011 and amended several times, most recently on March 25, 2014, contains certain restrictions on its use for acquisitions, unless an acquisition is a Permitted Acquisition (as defined in the Senior Facilities Agreement) or is agreed to by lenders thereunder. As part of the renegotiated facility agreement, agreed in March 2014, these restrictions were amended to relax terms of use of the facilities for acquisitions, including increasing the size of an acquisition before consent is required to 25% of the consolidated net assets of Luxfer Holdings PLC.

We believe that in the long term, cash generated from our operations will be adequate to meet our anticipated requirements for working capital, capital expenditures and interest payments on our indebtedness. In the short term, we believe we have sufficient credit facilities to cover any variation in our cash flow generation. However, any major repayments of indebtedness will be dependent on our ability to raise alternative financing or to realize substantial returns from the operational sales. Also, our ability to expand operations through sales development and capital expenditures could be constrained by the availability of liquidity, which, in turn, could impact the profitability of our operations.

The history of the current facilities is that on May 13, 2011, we entered into a senior facilities agreement (the "Senior Facilities Agreement"), initially providing £70 million of funding through a combination of a senior term loan of £30 million (the "Term Loan"), initially designated in pounds sterling, and a revolving credit facility of £40 million (the "Revolving Credit Facility"). The Revolving Credit Facility has undergone a series of amendments and extensions, including designation into U.S. dollars, to form the current $150 million banking facility in the form of a multi-currency revolving credit facility.

On May 13, 2011, we also issued the Loan Notes due 2018, which represent $65 million principal amount of senior notes due 2018 in a private placement to an insurance company. In connection with this financing, we issued a redemption notice for the Senior Notes due 2012, and they were repaid on June 15, 2011. We also fully repaid and cancelled our previous facilities on June 15, 2011. See—"Financing Loan Notes due 2018" below for a detailed explanation of the Loan Notes due 2018.

Following the listing of our shares on the New York Stock Exchange (NYSE), we utilized some of the proceeds of our IPO to repay the Term Loan, under the pre-amended Senior Facilities Agreement. We subsequently undertook a renegotiation of the terms and conditions of the Senior Facilities Agreement in November 2012 and again in March 2014. Under the modified agreement, the Revolving Credit Facility is available in pounds sterling, U.S. dollars or euros up to a maximum aggregate principal amount of $150 million. As at December 31, 2014, amounts drawn down under the Revolving Credit Facility were $34.3 million. We also negotiated in March 2014, the addition of an uncommitted accordion facility (the "Accordion Facility") to the Senior Facilities Agreement, which provides for a mechanism for the Revolving Credit Facility to be expanded further by up to an additional $50 million (representing up to $200 million in aggregate). The lenders under the Senior Facilities Agreement are given priority to fund the Accordion Facility, but are not committed to do so. As a result, the Company has the right to seek funding outside the current banking syndicate for amounts under the Accordion Facility that are not funded by the existing lenders and to make it part of the committed facilities. See "—Financing—Senior Facilities Agreement" below for a detailed explanation of the Senior Facilities Agreement.

On September 18, 2014, we issued the Loan Notes due 2021, which represent $25 million principal amount of senior notes due 2021 in a private placement to an insurance company. The new arrangement also allows for a further $50 million of borrowing through an uncommitted three-year shelf facility with the insurance company (the "Shelf Facility"). See "—Financing—Loan Notes due 2021 and Shelf Facility" below for a detailed explanation of the Loan Notes due 2021.

We have been in compliance with the covenants under the Loan Notes due 2018, the Loan Notes due 2021 and the Senior Facilities Agreement throughout all of the quarterly measurement dates from and including September 30, 2011 to December 31, 2014.

Our total interest expense was $6.6 million in 2014, compared to $6.2 million in 2013. We expect to invest in the range of $21 million to $24 million in capital expenditures in 2015. We have also been funding the rising costs of retirement benefits and some historical environmental remediation requirements.

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

We are still vulnerable to external shocks relating to our fixed and variable cost of goods sold. In recent years, external economic shocks to oil prices, commodity prices and currency fluctuations have impacted our results. In 2014, our continuing operations incurred over $15 million of energy costs, purchased over $47 million of primary aluminum and over $37 million of primary magnesium. In 2014, $29.2 million, or 70%, of our operating profit was derived from North American businesses. A significant economic shock that has a major impact on one or several of these risks simultaneously could have a severe impact on our financial position.

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

Cash Flow

The following table presents information regarding our cash flows, cash and cash equivalents for the years ended December 31, 2014, 2013 and 2012:

	Year Ended December 31,
	2014	2013	2012
	(in $ millions)
Net cash flows from operating activities	$23.0	$37.1	$69.0
Net cash used in investing activities	(79.8)	(33.4)	(29.4)

Net cash flow before financing activities	(56.8)	3.7	39.6
Net cash flows from financing activities	42.8	(15.7)	(23.0)

Net (decrease) / increase in cash and cash equivalents	$(14.0)	$(12.0)	$16.6

Cash flows from operating activities

	Year Ended December 31,
	2014	2013	2012
	(in $ millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	$29.2	$34.1	$39.5
Adjustments for:
Income taxes	7.1	9.6	11.1
Deferred income taxes	—	3.0	4.9
Depreciation and amortization	18.1	15.8	14.7
Charges on retirement benefit obligations	—	1.7	—
IPO related share based compensation charges	1.8	1.8	0.8
Loss on disposal of property, plant and equipment	0.3	0.3	—
Net interest costs	6.1	5.9	6.5
IAS 19 finance charge	2.7	3.8	3.6
Unwind of discount on deferred consideration from acquisitions	0.3	—	—
Acquisition and disposal costs.	(4.5)	0.1	—
Share of results of joint ventures	0.3	(0.1)	0.1
Increase in assets classified as held for sale	(1.2)	—	—
(Increase)/decrease in receivables	(7.8)	5.7	(1.3)
(Increase)/decrease in inventories	(8.5)	(9.1)	24.1
(Decrease)/increase in payables	(1.9)	(11.2)	(15.3)
Movement in retirement benefit obligations	(10.4)	(11.4)	(9.8)
Decrease in provisions	—	(0.7)	(0.6)
Acquisition and disposal costs paid	(1.6)	—	—
Income tax paid	(7.0)	(12.2)	(9.3)

NET CASH FLOWS FROM OPERATING ACTIVITIES	$23.0	$37.1	$69.0

In 2014, net cash flows from operating activities decreased by $14.1 million to $23.0 million from $37.1 million in 2013. Profit in 2014 of $29.2 million decreased by $4.9 million from $34.1 million in 2013. There was a net working capital outflow of $18.2 million in 2014 as compared to an outflow of $14.6 million in 2013, an adverse variance of $3.6 million. The increase in inventories resulted in a cash outflow of $8.5 million in 2014, a $0.6 million decrease from a cash outflow of $9.1 million in 2013. Inventories have risen in 2014 as a result of various disruptive factors in the Gas Cylinders Division, including regulatory delays in approval of SCBA kits in the United States, weak demand in Europe and weakness in demand for alternative fuel products. Inventory levels peaked in the third quarter of 2014 and started to fall in the fourth quarter as a result of planned reductions in inventory to generate cash. There was an outflow in receivables of $7.8 million in 2014 compared to an inflow of $5.7 million in 2013, an adverse movement of $14.7 million. 2013 had benefited from a significant reduction in the surcharge for rare earths which reduced receivables outstanding with some Elektron Division customers and 2014 was higher as a result of extended receivables in the Gas Cylinders division mainly a result of a number of new bulk gas transportation contracts, including one contract where the customer has not been able to meet its payment terms as a result of its own financial difficulties. There was also an outflow in payables of $1.9 million in 2014, a decrease of $9.3 million from the $11.2 million outflow in 2013. Payable levels reduced in the latter part of 2014, with reduced purchasing of new raw materials, as result of the initiative to reduce inventory levels in the final months of 2014. There was an increase in assets held as classified as held for sale relating to the purchase of a property from a member of the Executive board for $1.3 million which was subsequently revalued to $1.2 million during the year. Higher indebtedness resulted in the net interest costs outflow of $6.1 million in 2014 being $0.2 million more than the outflow of $5.9 million in 2013. The charge in respect of the U.S. retirement benefit obligation of $1.7 million in 2013 did not recur in 2014. Acquisition activity in 2014 resulted in acquisition costs paid in 2014 of $1.6 million (2013: $nil). The income tax outflow in 2014 of $7.0 million was $5.2 million lower than the outflow of $12.2 million in 2013.

In 2013, net cash flows from operating activities decreased by $31.9 million to $37.1 million from $69.0 million in 2012. Profit in 2013 of $34.1 million decreased by $5.4 million from $39.5 million in 2012. There was a net working capital outflow of $14.6 million in 2013 compared to an inflow of $7.5 million in 2012, an adverse variance of $22.1 million. An increase in inventories resulted in a cash outflow of $9.1 million in 2013, a $33.2 million swing from a cash inflow of $24.1 million in 2012. In 2012 the improved availability of rare earths reduced the need for strategic holding of inventory, and the corresponding fall in prices had benefited the cash flow. There was an inflow in receivables of $5.7 million in 2013 compared to an outflow of $1.3 million in 2012, an improvement of $7.0 million. There was also an outflow in payables of $11.2 million in 2013, a decrease of $4.1 million from the $15.3 million outflow in 2012. Lower indebtedness resulted in the net finance costs outflow of $5.9 million in 2013 being, $0.6 million less than the outflow of $6.5 million in 2012. The income tax outflow in 2013 of $12.2 million was $2.9 million higher than the outflow of $9.3 million due to additional pension payments in the U.S. and the effect of temporary timing differences in 2012.

Cash used in investing activities

	Year Ended December 31,
	2014	2013	2012
	(in $ millions)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	$(20.4)	$(24.2)	$(19.3)
Purchases of intangible fixed assets	(1.9)	(2.3)	—
Receipts from sales of property, plant and equipment	—	0.1	—
Investment in joint venture—equity funding	—	(2.5)	(0.4)
Investment in joint venture—debt funding	0.2	(4.5)	—
Proceeds from sale of business (net of costs)	—	—	1.5
Interest income received from joint ventures	0.3	—	—
Net cash flow on purchase of business	(58.0)	—	(11.0)
Disposal costs of intellectual property	—	—	(0.2)

NET CASH USED IN INVESTING ACTIVITIES	$(79.8)	$(33.4)	$(29.4)

Net cash used in investing activities increased by $46.4 million, or 138.9%, to $79.8 million in 2014 from $33.4 million in 2013. We had an inflow of $0.2 million in 2014 from investments in joint ventures, compared to an outflow of $7.0 million in 2013 due to equity and debt funding into our Gas Cylinders North American joint venture. We also incurred capital expenditures of $20.4 million in 2014, a decrease of $3.8 million from the $24.2 million expenditure in 2013. See "—Capital Expenditures—". In addition, we incurred $1.9 million of intangible capital expenditure in 2014. On March 21, 2014, the Group acquired Luxfer Utah, a business specializing in the design and manufacture of composite cylinders and consisting of two sister companies, Vexxel Compositions LLC and Hypercomp Engineering, Inc. for a total cash consideration of $2.7 million. On July 29, 2014, the Group acquired Luxfer Magtech for a net cash consideration of $55.3 million. Total cash flows on acquisitions during 2014 were $58.0 million (2013—$nil).

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

Cash flows from financing activities

	Year Ended December 31,
	2014	2013	2012
	(in $ millions)
CASH FLOWS FROM FINANCING ACTIVITIES
Interest paid on banking facilities	$(1.3)	$(0.9)	$(1.8)
Interest paid on Loan Notes due 2018	(4.0)	(4.0)	(3.9)
Interest paid on Loan Notes due 2021	(0.2)	—	—
Other interest received	0.2	0.3	0.2
Dividends paid	(10.8)	(10.8)	(5.8)
Issue of Loan Notes due 2021	25.0	—	—
Draw down on previous banking facilities	35.2	—	—
Repayments of banking facilities and other loans	(0.3)	—	(72.8)
Issue of Loan Notes due 2021—financing costs	(0.2)	—	—
Amendment to banking facilities and other loans—financing costs	(1.5)	—	(0.6)
Proceeds from issue of shares	0.6	—	65.1
Share issue costs	—	(0.3)	(3.5)
Purchase of shares from ESOP	0.1	—	0.1

NET CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES	$42.8	$(15.7)	$(23.0)

Net cash flows from financing activities increased by $58.5 million to a $42.8 million inflow in 2014 from a $15.7 million outflow in 2013. In 2014 the Group issued the Senior Loan Notes due 2021 with a $25.0 million principal amount and drew down $35.2 million of existing banking facilities in order to finance the acquisitions detailed above. Cash outflows in respect of dividend payments to holders of our ordinary shares were $10.8 million, consistent with 2013. An increase in the Group's indebtedness resulted in total interest paid on banking facilities of $5.5 million, an increase of 12.2% from $4.9 million in 2013.

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

(Decrease) / increase in cash and cash equivalents

Our cash and cash equivalents decreased by $13.8 million to $14.6 million for the year ended December 31, 2014 from December 31, 2013. We had cash and cash equivalents of $28.4 million as of December 31, 2013. As of December 31, 2014, we held $2.3 million of cash and cash equivalents denominated in GBP sterling, $4.8 million denominated in U.S. dollars and $7.5 million of foreign cash and cash equivalents denominated in Australian dollars, Canadian dollars, euro, Chinese renminbi, Japanese yen and Czech koruna.

Our cash and cash equivalents decreased by $11.8 million to $28.4 million for the year ended December 31, 2013 from December 31, 2012. We had cash and cash equivalents of $40.2 million as of December 31, 2012. As of December 31, 2013, we held $6.3 million of cash and cash equivalents denominated in GBP sterling, $13.3 million denominated in U.S. dollars and $8.8 million of foreign cash and cash equivalents denominated in Australian dollars, Canadian dollars, euro, Chinese renminbi, Japanese yen and Czech koruna.

Financing

Indebtedness and Cash and Short Term Deposits

Our indebtedness under the Revolving Credit Facility, the Loan Notes due 2018 and the Loan Notes due 2021 was $124.3 million gross of issue costs, and reported under IFRS as $121.4 million (net of issue costs) as of December 31, 2014, while our cash and short term deposits were $14.6 million as of December 31, 2014. Our indebtedness under the Revolving Credit Facility and the Loan Notes due 2018 was $63.8 million as of December 31, 2013, while our cash and short term deposits were $28.4 million as of December 31, 2013.

As of December 31, 2014, we also had utilized $2.2 million of the ancillary facilities available under the Senior Facilities Agreement in connection with certain derivative financial instruments, letters of credit and bank guarantees.

Loan Notes due 2018

On May 13, 2011, our subsidiary, BA Holdings, Inc., entered into a note purchase agreement (the "Note Purchase Agreement"), among us, our subsidiaries and the note purchasers, to issue $65 million aggregate principal amount of senior notes due 2018 in a U.S. private placement to an insurance company and related parties. We used the net proceeds from the private placement of the Loan Notes due 2018, together with borrowings under the Revolving Credit Facility and the Term Loan, to redeem the Senior Notes due 2012, repay borrowings under our previous credit facility and for general corporate purposes. The Loan Notes due 2018 bear interest at a rate of 6.19% per annum, payable quarterly on the 15th day of September, December, March and June, commencing on September 15, 2011 and continuing until the principal amount of the Loan Notes due 2018 has become due and payable. The Loan Notes due 2018 mature on June 15, 2018.

Following the listing of our shares on the New York Stock Exchange, we successfully renegotiated and agreed amendments to the original Note Purchase Agreement, which removed all U.K. and U.S. security debentures together with the cancellation of all share pledges. These amendments were achieved without any changes to the interest rate of 6.19% per annum.

The Note Purchase Agreement contains customary covenants and events of default, in each case with customary and appropriate grace periods and thresholds. In addition, the Note Purchase Agreement requires us to maintain compliance with a debt service coverage ratio, an interest coverage ratio and a leverage ratio. The debt service coverage ratio measures our Adjusted EBITDA (as defined in the Note Purchase Agreement) to Debt Service (as defined in the Note Purchase Agreement). We are required to maintain a debt service coverage ratio of 1.25:1 for Relevant Periods (as defined in the Note Purchase Agreement). The interest coverage ratio measures our EBITDA (as defined in the Note Purchase Agreement) to Net Finance Charges (as defined in the Note Purchase Agreement). We are required to maintain an interest coverage ratio of 4.0:1. The leverage ratio measures our Total Net Debt (as defined in the Note Purchase Agreement) to Adjusted Acquisition EBITDA (as defined in the Note Purchase Agreement). We are required to maintain a leverage ratio of no more than 3.0:1. This ratio must be no more than 2.5:1 to pay a dividend to shareholders.

We have been in compliance with the covenants under the Note Purchase Agreement throughout all of the quarterly measurement dates from and including September 30, 2011 to December 31, 2014.

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

Loan Notes due 2021 and Shelf Facility

On September 18, 2014, we entered into a note purchase and shelf facility agreement (the "Note Purchase and Private Shelf Agreement"), among us, our subsidiaries and the note purchasers, to issue $25 million aggregate principal amount of senior notes due 2021 in a U.S. private placement to an insurance company and related parties. The new arrangement also allows for a further $50 million of borrowing through an uncommitted three-year shelf facility with the insurance company. We used the net proceeds from the private placement of the Loan Notes due 2021 to repay some of the borrowings under the Revolving Credit Facility which had been used to fund the acquisition of the assets and businesses of Truetech Inc. and Innotech Products Limited in July 2014. The Loan Notes due 2021 bear interest at a rate of 3.67% per annum, payable quarterly on the 15th day of December, March and June and September, commencing on December 15, 2014 and continuing until the principal amount of the Loan Notes 2021 has become due and payable. The Loan Notes due 2021 mature on September 15, 2021.

The Note Purchase and Private Shelf Agreement contains the same customary covenants and events of default as for the Note Purchase Agreement. The Note Purchase and Private Shelf Agreement also requires us to maintain compliance with the same debt service coverage, interest and leverage ratios as for the Note Purchase Agreement.

We have been in compliance with the covenants under the Note Purchase and Private Shelf Agreement throughout all of the quarterly measurement dates from and including September 30, 2014 to December 31, 2014.

The Loan Notes due 2021 and Shelf Facility and the Note Purchase and Private Shelf Agreement are governed by the law of the State of New York.

Senior Facilities Agreement

Overview.    On May 13, 2011, we entered into the Senior Facilities Agreement with Lloyds TSB Bank plc, Clydesdale Bank PLC and Bank of America, N.A. Lloyds TSB Bank plc and Clydesdale Bank PLC were Mandated Lead Arrangers under the Senior Facilities Agreement. The main purpose of the Senior Facilities

Agreement was to enable us to redeem the Senior Notes due 2012 and repay borrowings and accrued interest under our previous credit facility. We issued a redemption notice for the Senior Notes due 2012, and they were repaid on June 15, 2011. We cancelled our previous credit facilities on June 15, 2011. This agreement has been subject to a series of amendments, the most significant of which is dated March 25, 2014, where two new banks, Santander U.K. plc and National Westminster Bank plc (a subsidiary of The Royal Bank of Scotland plc), joined the banking syndicate. The following is a summary of the terms of the Senior Facilities Agreement, as amended, that we believe are the most important. We have included the Senior Facilities Agreement as an exhibit to this Annual Report and refer you to the exhibit for more information on the Senior Facilities Agreement.

Structure.    The current Senior Facilities Agreement provides $150 million of committed debt facilities, in the form of a multi-currency (pound sterling, euro or U.S. dollars) Revolving Credit Facility and an additional $50 million of uncommitted facilities through an accordion clause. The amended facilities mature April 30, 2019. The original May 13, 2011 Senior Facilities Agreement provided £70 million of debt facilities in the form of a senior term loan facility available in pound sterling, U.S. dollars or euros, in an aggregate amount of £30 million and a revolving facility available in pound sterling, U.S. dollars or euros up to a maximum aggregate principal amount of £40 million. Using part of the funds generated by IPO in October 2012, we repaid fully the amounts outstanding on the senior term loan. Following the listing of the Company's shares on the New York Stock Exchange and the repayment of the senior term loan we undertook a renegotiation of the terms and conditions of the Senior Facilities Agreement, including the removal of all U.K. and U.S. security debentures together with the cancellation of all share pledges and conversion of the facilities into a single Revolving Credit Facility. As at December 31, 2014, we had drawn down $34.3 million under the Revolving Credit Facility (December 31, 2013: $nil).

Availability.    The facility is used for loans and overdrafts. Amounts unutilized under the Revolving Credit Facility (or, if the case, under the revolving portion of the Accordion) are allocated to ancillary facilities available under the Senior Facilities Agreement in connection with overdraft facilities, bilateral loan facilities and letter of credit facilities. As at December 31, 2014, we had drawn down $34.3 million under the ancillary facilities (December 31, 2013: $nil). We may use amounts drawn under the Revolving Credit Facility for our general corporate purposes and certain capital expenditures, as well as for the financing of permitted acquisitions and reorganizations. As of December 31, 2014, $115.7 million was available under the Revolving Credit Facility. The last day we may draw funds from the Revolving Credit Facility is March 30, 2019.

The Company has a separate bonding facility for bank guarantees and documentary letters of credit denominated in GBP sterling of £10.0 million ($15.6 million), of which £1.4 million ($2.2 million) was drawn at December 31, 2014. The amount drawn on the bonding facility as at December 31, 2013 was £1.2 million ($2.0 million).

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

As at December 31, 2014, we had drawn down $34.3 million under the Revolving Credit Facility (December 31, 2013: $nil). A commitment fee is levied each quarter against any unutilized Revolving Credit Facility, excluding overdraft or ancillary facilities and is currently calculated at 40% of the applicable margin in force. During 2014 this fee percentage ranged between 0.6% and 0.8%.

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

Certain covenants and undertakings.    The Senior Facilities Agreement contains a number of additional undertakings and covenants that, among other things, restrict, subject to certain exceptions, us and our subsidiaries' ability to:

  ▪
  engage in mergers, demergers, consolidations or deconstructions;

  ▪
  change the nature of our business;

  ▪
  make certain acquisitions;

  ▪
  participate in certain joint ventures;

  ▪
  grant liens or other security interests on our assets;

  ▪
  sell, lease, transfer or otherwise dispose of assets, including receivables;

  ▪
  enter into certain non-arm's-length transactions;

  ▪
  grant guarantees;

  ▪
  pay off certain existing indebtedness;

  ▪
  make investments, loans or grant credit;

  ▪
  pay dividends and distributions or repurchase our shares;

  ▪
  issue shares or other securities; and

  ▪
  redeem, repurchase, decease, retire or repay any of our share capital.

We are permitted to dispose of assets up to $25 million in aggregate until April 2019, without restriction as to the use of the proceeds under the Senior Facilities Agreement. Above this level, we would need to seek agreement from the majority of the lenders under Senior Facilities Agreement. In addition, we may pay dividends, subject to certain limitations.

In addition, the Senior Facilities Agreement requires us to maintain compliance with a debt service coverage ratio, an interest coverage ratio and a leverage ratio. The debt service coverage ratio measures our Adjusted EBITDA (as defined in the Senior Facilities Agreement) to Debt Service (as defined in the Senior Facilities Agreement). We are required to maintain a debt service coverage ratio of 1.25:1 for Relevant Periods. The interest coverage ratio measures our EBITDA (as defined in the Senior Facilities Agreement) to Net Finance Charges (as defined in the Senior Facilities Agreement). We are required to maintain an interest coverage ratio of 4.0:1. The leverage ratio measures our Total Net Debt (as defined in the Senior Facilities Agreement) to the Relevant Period Adjusted Acquisition EBITDA (as defined in the Senior Facilities Agreement). We are required to maintain a leverage ratio of no more than 3.0:1. To pay a dividend we are required for this ratio to be no more than 2.5:1.

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

We have been in compliance with the covenants under the Senior Facilities Agreement throughout all of the quarterly measurement dates from and including September 30, 2011 to December 31, 2014.

Events of default.    The Senior Facilities Agreement contains customary events of default, in each case with customary and appropriate grace periods and thresholds, including, but not limited to:

  ▪
  non-payment of principal, interest or commitment fee;

  ▪
  violation of covenants or undertakings;

  ▪
  representations, warranties or written statements being untrue;

  ▪
  cross default and cross acceleration;

  ▪
  certain liquidation, insolvency, winding-up, attachment and bankruptcy events;

  ▪
  certain litigation, arbitration, administrative or environmental claims having a material adverse effect on us or any of our subsidiaries;

  ▪
  qualification by the auditors of our consolidated financial statements which is materially adverse to the interests of the lenders;

  ▪
  certain change of control events;

  ▪
  cessation of business;

  ▪
  material adverse change; and

  ▪
  certain ERISA matters.

Upon the occurrence of an event of default under the Senior Facilities Agreement, the lenders will be able to terminate the commitments under the senior secured credit facilities, and declare all amounts, including accrued interest to be due and payable and take certain other actions.

The Senior Facilities Agreement is governed by English law.

Capital Expenditures

Investment in upgrading and expanding our production facilities is a key part of our strategy. In 2012 and 2013, we reaffirmed our commitment to capital expenditures by investing $19.3 million and $24.2 million, respectively. In 2014 we spent a further $20.5 million on the purchase of property, plant and equipment. The projects conducted in 2014, 2013 and 2012 included:

  ▪
  In 2014, we invested $1.2 million in replacing key manufacturing equipment at our traditional aluminum cylinder plant in Graham, North Carolina. We further invested $1.2 million at our Riverside, California plant as part of our composite cylinders growth strategy.

  ▪
  In 2014, we invested $0.5 million in plate polishing equipment at our St Louis, Illinois facility as part of our strategy to introduce the use of magnesium in aircraft interiors.

  ▪
  In 2013, we commenced a significant investment to expand the capacity at both our Gerzat, France and Riverside, California facilities. This investment was made to support the growth being seen in demand for our ultra-lightweight composite SCBA cylinders for emergency services. We invested $3.9 million in 2013 for this project.

  ▪
  In 2013, in a continuation of our strategy to expand in the alternative fuel market, we made a further investment of $2.8 million to increase further the capacity at our Riverside, California facility. As part of the same strategy, we made the $7 million investment in GTM Technologies U.S. joint venture for gas transportation modules, which use alternative fuel cylinders manufactured at our Riverside facility.

  ▪
  In 2012, we began investing in production facilities for our Synermag® bio-absorbable magnesium alloy. We invested $2.0 million in the first phase of this project.

  ▪
  In 2012, as part of strategy to develop new growth opportunities in the alternative fuel market, we invested $1.8 million at our Riverside, California, facility. The purchase of a new three spindle winding machine has significantly increased our capacity to manufacture large cylinders used in this application and allows us to further expand our presence in this market.

C.    Research and development, patents and licenses, etc

  Research and Development

Luxfer has always recognized the importance of research in materials science and the need for innovation in the development of new products designed to meet the future needs of customers and to continue providing growth opportunities for the business. As a result, each year we make a major investment in the development of new products and processes across the Group. The Group's research and development is directed towards the healthcare, protection and environmental specialist business segments. Direct expenditure on research and development (including revenue and capital items and before funding grants received) amounted to $10.6 million in 2014 (2013: $9.8 million, 2012: $8.9 million). The wider cost of product development and our financial commitment to its success is much harder for us to measure, because our product development projects include utilizing the skills of our wider commercial technical sales staff and general management, many of whom are highly qualified scientists and engineers. A large proportion of senior sales and management time is spent overseeing the development of products and working with customers on their integration of our technology into their product designs.

To provide customers with improving products and services, we continually invest in new technology and research and employ some of the world's leading specialists in materials science and metallurgy. Our engineers and metallurgists collaborate closely with our customers to design, develop and manufacture our products. We also co-sponsor ongoing research programs at major universities in the United States, Canada and Europe. Thanks to the ingenuity of our own research and development teams, Luxfer has developed a steady stream of new products, including:

  ▪
  ultra lightweight large composite cylinders for CNG and hydrogen containment;

  ▪
  enabling technologies for alternative fuel systems, including high pressure valves and pressure release devices (PRDs);

  ▪
  new magnesium alloy variants such as in Elektron 43, which are designed for use in aircraft seating;

  ▪
  zirconium catalysts for large scale industrial chemical applications;

  ▪
  L7X® higher strength aluminum alloy and carbon composite gas cylinders;

  ▪
  SmartFlow® valve-regulator technology;

  ▪
  bio-absorbable magnesium alloys, branded Synermag®; and

  ▪
  zirconium sorbents, branded MELsorb®, used, for example, as an active ingredient in dialysis equipment.

We believe that this commitment to research and new product development, through the dedicated resources and significant use of management's time, is at the core of the growth potential of Luxfer Group worldwide. Our research and development commitment reflects our strategy of increasing our focus on high-performance value-added product lines and markets and leveraging our collaboration with universities. We seek to invest in the development of products that are designed for end markets that we believe have long-term growth potential and as such many projects take considerable time to commercialize, but if successful, provide a competitive advantage and the opportunity for sustainable profit growth.

  Intellectual Property

We currently rely on a combination of patents, trade secrets, copyrights, trademarks and design rights, together with non-disclosure agreements and technical measures, to establish and protect proprietary rights in our products. Key patents held by our Elektron Division include aerospace alloys, magnesium gadolinium alloys (protection applications), water treatment, G4 (environmental applications) and flameless heater pads. Key patents held by our Gas Cylinders Division relate to SmartFlow® technology, aluminum alloys for pressurized hollow bodies and superplastic forming techniques.

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

The Group has a diversified portfolio of products and end markets and therefore it is not unusual for certain markets to be down or to be showing positive or negative trends. In 2008-09 the automotive sector, other than in certain emerging markets, slumped with the global recession and has still not recovered to pre-2008 levels in various developed economic regions. The North American market appears to be steadily recovering. Europe had recovered somewhat through to 2013, but the economic climate is still fragile in certain regions and this has impacted sales volumes in our Elektron Division and had some negative impact on the Elektron Division's profit. The weakness in the European automotive industry continued into 2014 and remains an area of uncertainty. Independent automotive industry forecasts, such as those published by IHS Automotive, project long term growth in all major regions for automotive production, with the recession of 2008-09 and recent economic problems in Europe being projected as shorter-term adjustments to positive long-term growth trends in production and sales. Defense spending in the United States can also have an impact on demand for our Elektron products. Demand for our products used in the defense market weakened during 2014, mainly from decoy flare applications, and we would expect a negative impact from any U.S. defense spending. Equally, a major increase in military activity could have a positive impact on the results of our Elektron Division.

Our strategy is focused around introducing new products into markets with expected strong growth trends. For example, we seek to respond to the need for more environmentally friendly products required, as a result of stricter government regulations on emissions and the increasing cost of fossil fuels. We have developed new gas cylinder products targeted at the alternative fuel markets for CNG and hydrogen, though in 2014 we encountered both increased competition (which has resulted in spare capacity and a reduction in prices) and, with the fall of the oil price, weaker demand that impacted our CNG-related sales. Our revenue on automotive catalyst products has been distorted in recent years by rare earth surcharges levied on customers to recover volatile changes in costs of rare earth chemicals. For example the impact on 2012 was an additional $40.5 million in revenue, in 2013 this was $8.4 million and in 2014 this fell to

$2.2 million. Surcharges are expected to be minimal in 2015. If rare earth costs remain relatively low or fall further, it is likely we will stop having a separate surcharge price during the course of 2015 and will cover the residual cost as part of a normal pricing structure.

E.    Off Balance Sheet Arrangements

In the ordinary course of business we enter into operating lease commitments and capital commitments. These transactions are recognized in the consolidated financial statements in accordance with IFRS as issued by the IASB and are more fully disclosed therein.

As at December 31, 2014, neither Luxfer Holdings PLC nor any of its subsidiaries has any off-balance sheet arrangements that currently have or are reasonably likely to have a future effect on the Group's financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

F.     Contractual Obligations and Commitments

We have various contractual obligations arising from both our continuing and discontinued operations. The following table lists the aggregate maturities of various classes of obligations and expiration amounts of various classes of commitments related to our continuing operations as of December 31, 2014. See "Note 25—Commitments and contingencies" and "Note 26—Financial risk management objectives and policies" to our audited consolidated financial statements attached to this Annual Report for additional details on these obligations and commitments.

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
	(in $ millions)
Contractual obligations
Loan Notes due 2018(1)	65.0	—	—	65.0	—
Loan Notes due 2021(1)	25.0	—	—	—	25.0
Revolving Credit Facility	34.3	—	—	34.3	—
Contingent consideration	3.6	—	2.5	1.1	—
Obligations under operating leases	34.0	5.1	8.1	5.5	15.3
Capital commitments	2.3	2.3	—	—	—
Interest payments(2)	24.7	5.7	11.9	5.5	1.6
Total contractual cash obligations	188.9	13.1	22.5	111.4	41.9

(1)
The Loan Notes due 2018 and the Loan Notes due 2021 are gross of unamortized finance costs, which were $1.0 million and $0.2 million respectively as of December 31, 2014. As required by IFRS, the Loan Notes due 2018 and the Loan Notes due 2021 are disclosed in our balance sheet as $88.8 million, being net of these costs. The amounts to be repaid exclude interest payable on the indebtedness.

(2)
Interest payments include estimated interest payable on the Loan Notes due 2018 and the Loan Notes due 2021 at the fixed rates of 6.19% and 3.67% respectively. No interest payments have been included for the Revolving Credit Facility given that the level of debt under this facility is managed on an ongoing basis in conjunction with the level of cash and short term deposits held by us.

Loan notes due 2018.    See "—Financing—Loan Notes due 2018" above for a detailed explanation of the Loan Notes due 2018.

Loan notes due 2021.    See "—Financing—Loan Notes due 2021 and Shelf Facility" above for a detailed explanation of the Loan Notes due 2021.

Obligations under non-cancellable operating leases.    We lease certain land and buildings and a limited amount of plant and equipment pursuant to agreements that we cannot terminate prior to the end of their terms without incurring substantial penalties, absent breach by the counterparty. However, under the lease agreements, the risks and rewards of ownership have substantially remained with the lessors. In particular, the fair value of the future payments under these leases is significantly less than the value of the assets to which they relate, and the lease periods are significantly shorter than the estimated lives of the relevant assets. We therefore do not recognize the future lease obligations and the value of the assets leased in our balance sheet. The lease costs payable each year are charged to operating expenses during the year and amounted to $5.2 million in the year ended December 31, 2014.

Foreign currency forward contracts.    We use forward contracts to hedge the risk of exchange movements of foreign currencies in relation to sales and purchases and their corresponding trade receivable or trade payable. Under IFRS, we recognize the value of these contracts at their fair value in our consolidated balance sheet. As of December 31, 2014, we had outstanding contracts with a mark to market fair value gain of $0.2 million, calculated using exchange rates and forward interest rates compared to market rates as of December 31, 2014. See "Item 11. Quantitative and Qualitative Disclosure About Market Risk—Effect of Currency Movement on Results of Operations."

Aluminum forward contracts.    We may use LME forward purchase contracts to fix a portion of our aluminum purchase costs and thereby hedge against future price movements in the cost of primary aluminum. In 2014, we entered into a number of LME contracts to provide hedges against some of our aluminum price risks in 2014. As of December 31, 2014, we had outstanding contracts with a mark to market fair value gain of $0.6 million. See "Item 11. Quantitative and Qualitative Disclosure About Market Risk—Effect of Commodity Price Movements On Results of Operations."

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

Forward interest rate agreements.    There were no FRAs in place as of December 31, 2014.

Capital commitments.    From time to time, we have capital expenditure commitments when we have new plant and equipment on order. We treat these commitments as contingent liabilities because they will not be recognized on the balance sheet until the capital equipment to which they relate has been delivered. As of December 31, 2014, we had capital commitments of $2.3 million.

G.    Safe Harbor

See the section entitled "Information Regarding Forward-Looking Statements" at the beginning of this Annual Report.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

The Board of Directors

The following table presents information regarding the members of the board of directors.

Name	Age	Position
Peter Joseph Kinder Haslehurst(1)(2)(3)(4)	74	Non-Executive Chairman
Brian Gordon Purves	60	Director and Chief Executive
Andrew Michael Beaden	47	Director and Group Finance Director
Joseph Allison Bonn(1)(2)(3)(4)	71	Non-Executive Director
Kevin Sean Flannery(1)(2)(3)(4)	70	Non-Executive Director
David Farrington Landless(1)(3)(4)(5)	55	Non-Executive Director

(1)
Member of the Audit Committee

(2)
Member of the Remuneration Committee

(3)
Member of the Nomination Committee

(4)
An "independent director" as such term is defined in Rule 10A-3 under the Exchange Act

(5)
David Landless became a member of the Remuneration Committee in January 2015

Biographical information concerning the members of our board of directors is set forth below.

Peter Haslehurst

Peter has been our Non-Executive Chairman for 9 years having been appointed in March, 2006. Prior to taking up the appointment as Non-Executive Chairman he had been a non-executive director of the Company and a member of the Audit Committee and Remuneration Committee since 2003. On his appointment as our Chairman he was also appointed as Chair of both the Audit and Remuneration Committees and subsequently the Nomination Committee when it was established in July 2013.

Experience:    Peter has been a Managing Director, Chief Executive and/or Chairman in international manufacturing industries for over 45 years, including most recently as Chairman and Chief Executive of the Brunner Mond Group from 2000 to 2008 and Chairman of Imago at Loughborough Ltd from 2003 to 2009. He was appointed President emeritus of VAI Industries (UK), following chairmanship of VA Tech (UK) from 1999 to 2002. Prior to that he was Chief Executive of the EIS Group PLC from 1985 to 1999. He holds a number of current appointments, including Chairman of the Audit Committee of the Institute of Materials, Minerals and Mining where he was formerly Treasurer and Senior Vice President, and chairman of the Leonard Cheshire Hill House appeal fund. He was proud to be made an honorary chief of the Maasai following his services to their tribe as chairman of Magadi Soda Company in Kenya from 2001 to 2008.

Peter holds a BSc degree in production engineering from Loughborough University and is a Chartered Engineer. He is also a Companion of the Chartered Management Institute, a Fellow of the Institution of Mechanical Engineers, a Fellow of the Institution of Engineering and Technology, a Fellow of the Royal Society of the Arts and also a Fellow of the Institute of Materials, Minerals and Mining, where he was formerly senior vice president. He was made Eisenhower Fellow from Britain in 1980 and awarded an honorary Doctor of Science at Loughborough University in 2008. He is a Freeman of the City of London.

Brian Purves

Brian was appointed as our Chief Executive Officer at the start of 2002 and has been an Executive Director of the Company and its predecessor since 1996. He served as Group Finance Director from 1996 to 2001, having been a member of the management buy-in team in 1996.

Experience:    Before joining the Company, Brian held several senior positions in the UK motor industry covering various financial, commercial and general management responsibilities.

Brian has an honours degree in natural philosophy (physics) from the University of Glasgow and a Master's degree in business studies from the University of Edinburgh. A fellow of the Chartered Institute of Management Accountants, he is also a Companion of the Chartered Management Institute.

Andrew Beaden

Andrew (Andy) was appointed as Group Finance Director in June 2011 prior to the IPO, at which time he was appointed to the Board as an Executive Director. Andy joined the Group in 1997 and became Group Financial Controller in 2002, becoming a member of the Executive Management Board in January 2006. He worked as Director of Planning and Finance from 2008 to 2011.

Experience:    Before joining the Company Andy worked for KPMG, as well as several UK FTSE 100 companies in a variety of financial roles.

Andy is a Chartered Accountant and holds a degree in economics and econometrics from Nottingham University.

Joseph Bonn

Joseph (Joe) was appointed as a Non-Executive Director on March 1, 2007, at which time he was also appointed to both the Audit and Remuneration Committees. He has also been a member of the Nomination Committee since its establishment in July 2013.

Experience:    Joe has extensive experience in the aluminum and speciality chemical industry, having worked for Kaiser Aluminium and Chemical Corporation for over 35 years in various senior capacities. Among other appointments in the United States, he has served on the Board and Executive Committee of the Aluminium Association, the Board of the National Association of Purchasing Management and the International Primary Aluminium Institute Board. He is currently a consultant with Joseph Bonn RE&C Corp.

Joe holds a BS degree from Rensselaer Polytechnic Institute and an MBA degree in Finance from Cornell University.

Kevin Flannery

Kevin was appointed as a Non-Executive Director on June 1, 2007, at which time he was also appointed to both the Audit and Remuneration Committees. He has also been a member of the Nomination Committee since its establishment in July 2013.

Experience:    Kevin has over 40 years of experience in both operational and financial management roles in a variety of industries and has also served in the capacities of Director, Chairman and Chief Executive Officer of several companies in the United States. He is currently the President and Chief Executive Officer of Whelan Financial Corporation, a company he founded in 1993 that specialises in financial management and consulting. He was formerly the Chairman and Chief Executive Officer of several companies, including RoweCom, Inc., Telespectrum Worldwide and Rehrig United Inc. He currently serves as a director of FPM Heat Treating LLC, a leading provider of heat-treatment processes and Energy XXI, a Bermuda-based oil and gas company. He also served as a director of a number of other corporations between 2005 and 2011. Kevin began his career at Goldman, Sachs & Co and was a senior managing partner of Bear Stearns & Co.

David Landless

David was appointed as a Non-Executive Director in March 2013 and was appointed to the Audit Committee on 28 March 2013 and the Nomination Committee on 23 July, 2013. He acts as the financial expert on the Audit Committee under the listing rules of the New York Stock Exchange. He was appointed as a member of the Remuneration Committee in January 2015.

Experience:    David started his career with Bowater and Carrington Viyella and joined Courtaulds Plc in 1984. He was appointed a Finance Director in UK and US divisions of Courtaulds Plc from 1989 to 1997 and Finance Director of Courtaulds Coatings (Holdings) Limited from 1997 to 1999. He is currently Group Finance Director of Bodycote Plc.

David is a Chartered Management Accountant. He graduated from the University of Manchester Institute of Science and Technology.

Executive Management Board

The members of the executive management board of Luxfer are responsible for the day-to-day management of our company.

The following table lists the names and positions of the members of the executive management board during the year.

Name	Age	Position
Brian Gordon Purves	60	Director and Chief Executive
Andrew Michael Beaden	47	Director and Group Finance Director
Edward John Haughey	59	Divisional Managing Director of MEL Chemicals
David Terence Rix	46	Divisional Managing Director of Magnesium Elektron
Andrew William John Butcher(1)	46	Incoming President of Luxfer Gas Cylinders
John Stephen Rhodes(2)	65	Outgoing President of Luxfer Gas Cylinders
Linda Frances Seddon	63	Company Secretary and General Counsel

(1)
Joined the Executive Management Board on January 1, 2014 and became President of Luxfer Gas Cylinders from April 1, 2014.

(2)
Stepped down as President of Luxfer Gas Cylinders from April 1, 2014 but remained a member of the Executive Management Board. He will step down from the Executive Management Board at the end of February 2014.

Biographical information of members of our Executive Management Board who are not members of our board of directors is set forth below.

Brian Purves and Andrew Beaden

Please refer to the main Board biographies on pages 88 – 90.

Andrew William John Butcher

President of Luxfer Gas Cylinders

Andrew (Andy) was appointed as President of Luxfer Gas Cylinders at the beginning of April 2014. He joined the Executive Management Board on 1 January, 2014, on his appointment as President designate. He joined Luxfer Gas Cylinders in Nottingham in 1991, before moving to California in 2002, where he led our composite businesses. He was President of Luxfer Gas Cylinders North America from 2009 to 2014. Andy holds an MA degree in Engineering from Cambridge University, and an MBA from Keele University.

Edward John Haughey

Managing Director of MEL Chemicals

Edward (Eddie) has been a member of the Executive Management Board since 2003. Prior to joining Luxfer Group, he was managing director of Croda Colloids Limited for Croda International Plc from 1994 to 2003, and has held a series of senior management positions in the Croda Group, BASF and Rhone Poulenc. He holds a BA (Honours) degree in Chemistry.

David Terence Rix

Managing Director of Magnesium Elektron

David was appointed to the Executive Management Board in 2013 on assuming responsibility for Luxfer's Magnesium businesses. David was formerly Managing Director of Luxfer Gas Cylinders in Europe after serving as European Sales Director. He joined Luxfer Gas Cylinders in 1994, holding various sales and marketing positions in Germany, France and Dubai, UAE, before returning to the UK. David holds a BA (Honours) in business studies, and a diploma from the Institute of Marketing. He is fluent in French and German.

John Stephen Rhodes

President of Luxfer Gas Cylinders

John retired as President of Luxfer Gas Cylinders at the beginning of April 2014 having been President since 1998. Since retirement he has been working to finish various projects that were on-going as he stepped down from the operational role. He continued as a member of the Executive Management Board throughout 2014, which he joined in 1996 upon the Management buy-in. He joined Alcan in 1974 following three years with The British Council. He initially worked in HR and, after post-graduate studies at Cranfield, he moved into sales & marketing within the Alcan Distribution business, becoming Managing Director in 1986. In 1989 he became Director of Business Development for the Enterprise Division of British Alcan Aluminium and, following that, Managing Director of Superform in 1991. He stepped down from the Executive Management Board in February 2015.

Linda Frances Seddon

Company Secretary and General Counsel

Linda has been a member of the Executive Management Board since 2001. She has been Secretary of the Group holding company and legal adviser to the Luxfer Group since 1997. After qualifying as a solicitor in England and Wales in 1976, she spent 14 years in private practice as a solicitor before becoming a legal adviser with Simon Engineering PLC and subsequently legal adviser and company secretary at British Fuels upon its privatisation, focusing on general commercial, property, intellectual property, mergers and acquisitions and general corporate matters. She has a BA (Honours) degree in Business Law.

B.    Compensation

The total amount of compensation paid and benefits in kind granted to the Directors and members of our executive management board for the 2014 fiscal year was $2.5 million. This number includes bonuses paid to the executive Directors and members of the Executive Management Board under the annual cash bonus plan, which is described below in Note 4 to Table 4 of the 2014 remuneration report (the "Remuneration Report") below. The annual bonus potential as a percentage of base salary of the members of our executive management board ranged from 60% to 100%. Moreover, details of stock options granted to the Directors and members of our executive management board are provided in Item 6.E.

For the 2014 fiscal year, (i) we and our subsidiaries contributed a total of $0.5 million in respect of our contribution into money purchase plans to provide pension, retirement or similar benefits to our directors and members of the executive management board and (ii) the total increase in accrued pension benefits earned during the 2014 fiscal year (excluding any increase due to inflation) by our Directors and members of the executive management board under the defined benefit plans was $0.1 million.

Service Contracts

Other than as mentioned below, the Executive Directors are not entitled to any special arrangements on termination, just their contractual rights and, if appropriate, the Company's standard redundancy policy for all senior management, which provides for compensation based on length of service.

The Company has entered into service contracts with the Executive Directors that are not for a fixed term. Brian Purves' service contract is dated April 9, 1999. His service contract expressly states that he has continuity of employment from when he first joined the Group in 1996. Andrew Beaden's service contract is dated August 5, 2011 and is effective from the date of his appointment as Group Finance Director on June 1, 2011. His service contract expressly states that he has continuity of employment from when he first joined the Group in 1997.

The Executive Directors' service contracts are terminable by twelve-months notice from the Company, which notice can be given at any time. The contracts also provide for pay in lieu of notice, which include base salary, benefits and pension payable for the notice period. A bonus may be paid if the period for which pay in lieu of notice is made extends past the year end, subject to targets being met. In the event that an acquiring company does not assume their employment agreements or offers them a materially different position, they will be entitled to severance payments based on our standard severance policy, but calculated using two times their annual salary. Otherwise, the Executive Directors have the same employment rights as any other employee in the case of redundancy or if the termination of their employment was determined by a relevant tribunal to the unfair under English law.

The relevant rules for both the IPO standalone options and the Long-Term Umbrella Incentive Plan ("LTIP"), in which both Executive Directors participate, provide that upon a change in control, all unvested time-based awards will fully vest and become exercisable as applicable and unless determined by the Remuneration Committee, shall lapse on the first anniversary of the change of control if not exercised as applicable. Under the rules of the LTiP all performance-based awards will vest pro-rata based on the performance results to the date of change and the elapsed portion of the performance period.

The Company has entered into letters of appointment with the Non-Executive Directors that are not for a fixed term as it was inappropriate to engage them on a fixed term at the date of their appointment. The appointments are subject to termination with three months' notice to be given at any time by the Company except if they should fail to be re-elected at an Annual General Meeting when their contract terminates immediately without notice or compensation. The Chairman, Peter Haslehurst's letter of appointment is dated June 27, 2012. Joseph Bonn's letter of appointment is dated February 28, 2007, Kevin Flannery's is dated May 11, 2007 and David Landless' is dated February 20, 2013. Neither the Non-Executive Directors nor the Chairman have any employment rights.

The Remuneration Report, was prepared in accordance with our UK home-country regulations and is reproduced hereunder in all material respects.

DIRECTORS' REMUNERATION REPORT

Chairman's Letter

Dear Shareholder,

This is my second remuneration report to our shareholders pursuant to U.K. regulations governing the way remuneration for directors of quoted U.K. companies is reported and voted upon.

As our remuneration policy (the "Remuneration Policy") was approved by you, our shareholders, at the 2014 annual general meeting (the "AGM") we are not required to put the policy to our shareholders for approval until 2017 unless it is amended before such time. The Company's Remuneration Policy can be found in a standalone document in the Governance section of the Company web site.

The annual remuneration implementation report (the "Remuneration Implementation Report") starting on page 96 sets out how we remunerated our Directors in 2014. The report also contains details of the decisions already made on the remuneration of our Directors for 2015. This Remuneration Implementation Report will be proposed for an advisory vote at the Company's 2015 AGM as required by the relevant U.K. regulations.

The Context of Decisions made during the year

Although the Group achieved net profits in 2014 results for 2014 have been below market expectations and many of the issues we faced were due to external factors. In particular, the Group has experienced a difficult year primarily due to the difficulties experienced in the Gas Cylinders business, which partially resulted from adverse external factors, including weaker demand in the SCBA market as a result of unexpected delays in regulatory approval of our customers breathing apparatus kits and weaker demand for our CNG cylinders in our alternative fuels market due in part to lower oil prices (which reduced the economic benefits of using natural gas in the short term). However, our Elektron speciality materials division made a substantial acquisition, now trading as Luxfer Magtech, which has already produced good results. We have also made continued progress with our development projects in aerospace and medical.

Major Decisions on Remuneration during the Year

Decisions made affecting 2014 remuneration

The overall approach of the Remuneration Committee (the "Committee") to remuneration packages remained the same and follows the Remuneration Policy.

During 2014 the Committee continued to focus on ensuring that the remuneration packages offered were still of a level to attract, retain and incentivise high calibre individuals able to deliver the Company's strategy, remained competitive and promoted the long-term success of the Company and the creation of long-term shareholder value in line with the Remuneration Policy.

The Committee and our board of directors continue to believe that in structuring remuneration packages for the Directors they should consider remuneration practices not only in the U.K. but also in the U.S., recognising the Company's sole listing on the NYSE and, as a consequence, its significant U.S. shareholder base.

In accordance with the Remuneration Policy base salary is reviewed on an annual basis. Brian Purves was awarded a 3% increase in salary in January 2014 which was similar to the average increase in the U.K. operating companies.

Andrew Beaden was awarded a 5% increase in base salary. In considering his increase, the Committee took into account not only the general increases in the U.K. operating companies but also the fact that as a relatively new appointee as Group Finance Director at the date of the IPO, he had been paid below the lower quartile of the comparator group which a significant increase in his salary in 2013 had only partly addressed. The additional 2% increase, although modest given the Company's 2013 results, further bridged the gap in accordance with the objectives set out in the Remuneration Policy.

No changes were made to the bonus potential of either of the two Executive Directors or the main target of the annual bonus for 2014, which remained weighted towards trading profit. There was no pay-out under the 2014 bonus scheme. Further details of the bonus arrangements can be found in Note 4 to Table 4, Single Figure, Executive Directors Remuneration of the Remuneration Implementation Report.

Taking into consideration shareholder sentiment in the U.K. and the U.S., in 2014 the Committee determined that for the Executive Directors and certain of the senior management it would only grant performance based awards under the Long-term Umbrella Incentive Plan (the "LTIP"), subject to an earnings per share ("EPS") target measured in each year from 2014-2016. Awards equivalent in value to 60% of salary for the Chief Executive Officer and 48% of salary for the Group Finance Director were made in 2014. These awards are within the maximum under the rules of the LTIP and the Remuneration Policy, which is 150% of salary for the Chief Executive Officer and 120% of salary for the Group Finance Director. If all of the challenging stretch targets were met, each Director would earn 150% of the award vesting. The Committee believe they set challenging EPS targets for the performance based awards that will motivate the executives and align their interests with those of shareholders. Stretch targets will require exceptional performance to be achieved. Further details of the awards are set out in the Remuneration Implementation Report, Awards Granted during the Year, Table 6 and its Notes.

To further strengthen alignment with the interests of shareholders the Committee also granted time-based options that vest over a three-year period to a wider group of managers and we have introduced an All Employee Share Scheme for our U.S. employees in addition to the U.K. scheme we introduced last year. We plan to introduce appropriate schemes for the rest of the Group, where the cost can be justified.

Decisions made affecting subsequent years

The focus of the Committee during the latter half of the year has been on working with external advisers PricewaterhouseCoopers LLP to review alternative approaches to the way long-term incentive performance awards are structured for the Executive Directors and senior managers. Under the structure used by the Committee in 2013 and 2014, awards were made annually covering a three-year performance period with metrics such as EPS that had forward looking annual targets which, if met in a particular performance year, would result in the vesting of a pre-determined number of awards in that year.

After consideration of several different structures and after consulting a number of major shareholders, the Committee determined the following structure should be used for future awards:

  ▪
  Grants will continue to be made annually, based on an assessment of performance over the prior year. Accordingly, 2016 grants will be made on the basis of performance over the 2015 financial year;

  ▪
  The performance conditions used in the assessment will be based on a score card of financial and non-financial metrics chosen by the Committee which they consider appropriate at the time of setting targets;

  ▪
  Awards granted will vest annually over a period of three years. Awards vesting in years one, two and three will be required to be retained until the third year vesting date except for awards sold to pay tax liabilities;

  ▪
  The awards for the Executive Directors will be granted by way of nominal cost options.

The Committee believes this structure is suited for the delivery of the LTIP awards for the following reasons:

  ▪
  The targets are assessed over a one-year performance period over which period the Committee has a greater ability to set relevant and robust targets;

  ▪
  Greater participant alignment with shareholder value through exposure to share price movements beyond the performance period through the vesting period;

  ▪
  The ability to use a broader range of financial and non-financial metrics to measure performance on a more holistic basis if considered appropriate by the Committee;

  ▪
  Performance conditions can be made more relevant to the Director, producing a particular desired performance and giving a greater line of sight;

  ▪
  Its simplicity and the ability to grant similarly structured awards to lower levels in the Group for consistency between the Executive Directors and senior managers.

The new structure will include claw back provisions exercisable until the end of the three year post-grant holding period where there has been a material mis-statement of the accounts leading to an incorrect award.

The Committee have recognised that moving to a design where grants are made the following year based on prior year performance does leave a gap in grant and vesting in 2015. However, as the Company's 2014 results of operations has fallen short of market and Company expectations (although achieving net profits in 2014), the Committee took the decision not to make any awards for 2015.

The Committee looks forward to gaining your support for the Annual Remuneration Implementation Report at the 2015 AGM.

Remuneration Implementation Report

2014 Remuneration Implementation Report
(subject to advisory vote by the shareholders at the 2015 AGM)

This Remuneration Implementation Report (the "Report") has been compiled in accordance with The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the "Regulations"). As required by the Regulations, the Report will be proposed for an advisory vote at the 2015 AGM. The approved Remuneration Policy can be found on the Company's website.

The Remuneration Committee, its Activities and Responsibilities

The members of the Committee did not change during 2014.

Table 1

Members of Committee during 2014		Meetings attended
Peter Haslehurst	Non-Executive Director and Chairman (Chair)	5
Joseph Bonn	Non-Executive Director	5
Kevin Flannery	Non-Executive Director	5
Total number of meetings in 2014		5

The Company Secretary acts as secretary to the Committee and Brian Purves and Andrew Beaden attend all the meetings, other than when their own remuneration is being discussed. David Landless also attends meetings. He became a member of the Committee in January 2015.

Responsibilities

The Committee is responsible for determining and agreeing with the Board the framework on executive remuneration and its costs. The Committee's written Terms of Reference can be accessed on the Company's website.

The Committee undertook a wide range of activities during the year including the re-design of the LTIP.

Table 2

What the Committee did in 2014
Written resolution 31 January 2014	▪ Determined to settle vesting restricted stock units ("RSU's") in cash and stock under the LTIP.

February 2014

▪

Considered whether and to what extent the Executive Directors' bonus targets for 2013 had been met;

▪

Determined and approved the Executive Directors' annual bonus targets for 2014;

▪

Performed the annual review of the Executive Directors' and Company Secretary's salaries;

▪

Discussed the annual awards under the LTIP and terms of proposed grants to Executive Directors, Executive Management Board and other management.

20 March 2014	▪ LTIP—Final discussion on, approval of grant documentation and grant of annual awards under the LTIP.

31 March 2014	▪ Approved the 2013 Remuneration Implementation Report.

September 2014

▪

U.K. All Employee Share Incentive Plan (the "U.K. SIP")—Approved change of ratio of Matching Shares awarded by Company to Partnership Shares purchased under the U.K. SIP.

▪

LTIP—Discussions on re-design and review of types and structure of performance awards under the LTIP.

December 2014	▪ LTIP—Further discussed the re-design of performance awards. ▪ Amended the LTIP to provide for net settlement of certain awards.

Advisors to the Committee

The Committee has access to independent advice when it considers it requires such advice.

Table 3

Provider of Advice	Advice Provided during 2014
PricewaterhouseCoopers LLP ("PwC")	▪ Advice on remuneration reporting. ▪ Assistance with design of long term incentive awards.

PwC was appointed to provide the Committee with external advice. In addition to advising on remuneration reporting and long term incentive design, PwC assisted management in 2014 with the review of the design of certain pension arrangements and with the operation of a global share plan. The cost of advice provided during 2014 was $42,801 (2013 $28,977). Although the Committee have not made a specific determination to the effect, they are satisfied that PwC provide professional advice. PwC is a member of the U.K. Remuneration Consultants Group and is signed up to the Group's Code of Conduct.

The Chief Executive Officer provides information and his views on remuneration packages for the Executive Directors which the Committee take into consideration in the course of their deliberations.

REMUNERATION RECEIVED BY THE DIRECTORS FOR THE YEAR ENDED 31 DECEMBER 2014
(Information in this part of the Remuneration Implementation Report is audited unless stated otherwise)

Single Figure

The tables below set out an analysis of each Director's total remuneration for 2014. Total remuneration reflects both the performance of the Company and the contribution made by each Director to the continued success of the Company.

Executive Directors' Remuneration

Table 4

US$ NOTE 1	YEAR	Salary NOTE 2	Taxable Benefits NOTE 3	Annual Bonus NOTE 4	Long-Term Incentive Awards NOTE 5	Other Share Awards NOTE 6	Pensions Contributions NOTE 7	Total
Brian Purves	2014	642,018	32,369	—	—	2,401	176,532	853,320
	2013	592,061	30,292	—	198,070	—	164,653	985,076
Andrew Beaden	2014	337,471	25,148	—	—	2,401	74,099	439,119
	2013	305,428	23,314	—	81,019	—	62,860	472,621

Table compiled in accordance with the UK 'The Large and Medium Size Companies and Groups (Accounts and Reports) (Amendments) Regulations 2013.'

Notes to the Executive Directors' Single Figure Table 4:

Note 1

Salary, Taxable Benefits and Annual Bonus are determined and paid in sterling and converted to U.S. dollars at the average exchange rate for the year of $1.6462:£ as used for our audited financial statements. The 2013 figures remain as reported last year converted at the average exchange rate used for that year of $1.5663:£. Pension Contributions are made in sterling and converted to U.S dollars at the 2014 year-end rate of $1.5583:£.The 2013 figures remain as reported last year converted at the 2013 year-end rate of $1.6565:£.

Note 2

As Brian Purves and Andrew Beaden are paid in sterling and their salaries are converted as set out in Note 1, the salary figures for 2014 will differ from those shown in the 2013 Remuneration Implementation Report for the coming year 2014 which were based on the 2013 year-end rate. The actual sterling figures in 2014 were Brian Purves £390,000 (2013 £378,000) and Andrew Beaden £205,000 (2013 £195,000).

Note 3

Taxable Benefits—For Brian Purves, this comprised: car allowance ($29,869), medical insurance cover ($1,944) and dental insurance cover ($556) and for Andrew Beaden comprised car allowance ($22,718) and medical insurance cover ($2,430). Taxable benefits are valued at their sterling taxable value. The actual sterling figures were Brian Purves 2014 £19,663 (2013 £19,340) and Andrew Beaden 2014 £15,276 (2013 £14,885).

Note 4

Annual Bonus Outturn—For the 2014 financial year, the annual cash bonus was based on the achievement of two short term financial performance targets, profit performance and cash performance (two of the key strategic performance indicators used by the Company to assess its development against its financial objective during the year), measured against the annual budget and a specific non-financial objective linked to Group strategy. The bonus was heavily weighted towards the achievement of the profit target which was significantly more stretching than in the prior year.

Summary of the annual bonus potential as a percentage of base salary of each of the Executive Directors for 2014:

Table 4 (a)

	Maximum Annual bonus (% of salary)	Management Trading Profit (sliding scale between threshold, target and stretch)(1)	Net Cash Flow (pre-dividend)(2)	Non- financial objective(3)	Bonus outcome 2014
Brian Purves	100%	16.66 - 66.7%	16.7%	16.6%	—
Andrew Beaden	80%	13.3% - 53.3%	13.4%	13.3%	—

Notes to Table 4 (a)

(1)
The trading profit target was adjusted to remove the net impact of restructuring and rationalisation expenditure from the calculation to avoid discouragement to cut costs if such action would be appropriate.

(2)
The net cash flow target was pre-financing (debt or equity issuance and associated costs), pre-dividend and is adjusted to eliminate the effect of acquisitions and disposals.

(3)
The Non-financial objectives for both Executive Directors covered growth through acquisition which was substantially met although no bonus was awarded as the target in absolute terms was not met.

The performance of the Company during the year included trading profit of $44.8 million compared to $59.2 million for prior year and net cash flow from continuing operations of $23.0 million compared to $37.1 million for the prior year.

The Board has considered whether to include in this report the targets which applied to the bonus arrangements for the Executive Directors in 2014 but has determined that these figures are commercially sensitive. It is the Committee's intention to include the 2014 targets in a future remuneration report, once the figures are no longer commercially sensitive.

Note 5

The Long-Term Incentive Awards:

The 2014 single figure:    Performance awards were granted during 2014 (see Table 6) of this report. The first EPS targets that would have led to the vesting of one-third of the awards were tested as at 31 December 2014 and were determined as not met, so no value is ascribed to the awards for Brian Purves or Andrew Beaden in the single figure table.

Note 6

Other Share Awards—These comprise the value ascribed to the Matching Shares awarded to Brian Purves and Andrew Beaden pursuant to the U.K. SIP under which both Brian Purves and Andrew Beaden each contributed £125 per month out of their salary before tax and national insurance contributions for two successive six month accumulation periods ending in June and December 2014. Contributions by each of Brian Purves and Andrew Beaden purchased 67 Partnership Shares in June 2014 at a price of $18.57 per ADS which the Company matched with 67 Matching Shares and 79 Partnership Shares in December 2014 at a price of $14.65 per ADS which the Company matched with 79 Matching Shares pursuant to the rules of the U.K. SIP. Matching Shares are forfeited if Partnership Shares are not held for 3 years or if the participant leaves employment of the Group unless under good leaver circumstances.

Note 7

Pension—More detail on pension contributions can be found in on page 105 of this report in the section titled Pension Arrangements and Tables 9 and 10.

Non-Executive Directors' Remuneration

Neither the Chairman of the Board (the "Chairman") nor any other Non-Executive Director received taxable benefits, annual bonus, long-term incentive awards or pensions contributions.

Table 5

US$	YEAR	BASE FEE NOTE 1	Other Share Awards (Fees in the form of share awards) NOTE 2	Total
Peter Haslehurst	2014	169,559	82,763	252,322
	2013	156,630	73,978	230,608
Joseph Bonn	2014	77,500	37,785	115,285
	2013	75,200	35,825	111,025
Kevin Flannery	2014	77,500	37,785	115,285
	2013	75,200	35,825	111,025
David Landless	2014	77,500	66,916	144,416
	2013	62,667	28,547	91,214

Table compiled in accordance with the UK 'The Large and Medium Size Companies and Groups (Accounts and Reports) (Amendments) Regulations 2013.'

Notes to Non-Executive Directors' Single Figure Table 5:

Note 1

The Chairman (Peter Haslehurst) base fee is determined and paid in sterling and translated at the average U.S. dollar rate of $1.6462:£ for 2014 (2013: $1.5663:£). The actual sterling figure paid for 2014 was £103,000 (2013:£100,000).

The base fees of the other Non-Executive Directors are determined in U.S. dollars.

The base fee of David Landless although determined in U.S. dollars, is paid in sterling converted at the $: £ exchange rate reported in the Financial Times on the 5th of each month prior to payment. Actual payments received by David Landless for 2014 aggregated £46,855. The single figure amount for David Landless in 2013 was for ten months as he joined the Board on 1 March, 2013. Actual payments received for 2013 were £40,238.

Note 2

2014 Single figure:

Part of the fees received by the Chairman and the other Non-Executive Directors are delivered as time-based RSU awards. The award value is a fixed percentage of their Base Fee (50%) as provided in the Director Equity Incentive Plan (the "EIP") which applies only to the Non-Executive Directors. The number of RSUs was calculated using the closing price of each ADS on the NYSE ($18.58) the day before the award was made. Awards were made immediately after the 2014 AGM and vest immediately before the 2015 AGM. In addition, David Landless received the awards he would have received for 2013 had he been a Director for more than six months at the date of the 2013 AGM pursuant to the rules of the EIP. The number of awards received are set out in table 7 Awards Granted During the Year—Non-Executive Directors Under the Director Equity Incentive Plan (EIP). The Single Figure table shows the value of the awards less the issue price of the ADS of £0.50 translated to U.S. dollars on the grant date at an exchange rate of $1.6774:£ ($0.84).

The RSU awards carry with them the right to receive accumulated dividend during the vesting period of the award, in shares. The dividends are not credited until the award vests. The Single Figure for Peter Haslehurst, Joseph Bonn and Kevin Flannery includes the value of the dividends vested and paid on the 2013 RSU awards that vested immediately before the 2014 AGM. The value of these awards was included in the Single Figure for 2013 as they are time based awards. The dividend shares were valued at the closing price of each ADS on the NYSE on the date of vesting, $18.54 less the issue price of £0.50 translated at the date of vesting at an exchange rate of $1.6706:£ ($0.8353). The number of their shares and value are:

Table 5(a)

	Number of dividend shares	Value of shares included in Single Figure Other Share Awards less exercise price $
Peter Haslehurst	93	1,638
Joseph Bonn	44	779
Kevin Flannery	44	779

AWARDS GRANTED DURING THE YEAR

Executive Directors Awards granted under The Long-Term Umbrella Incentive Scheme (LTIP)

Table 6

	Date of Grant	Basis of Aggregate Awards Granted	Share Price at Date of Grant $	Type of Award	Number of Shares Over Which Award Granted(1)	% of Award Receivable at Minimum performance	Face Value of Award(2) $	Exercise Price of Award Each ADS & in Aggregate(3) $	Performance period and Expiry Date of Award Once Vested(4)
Brian Purves	20 March 2014	60% of base salary	19.22	Performance nominal cost options	42,000	50% 21,000	1,210,860	0.83 each ADS Aggregate 34,860	3 years from grant date 19 March 2021
Andrew Beaden	20 March 2014	48% of base salary	19.22	Performance nominal cost options	17,700	50% 8,850	510,291	0.83 each ADS Aggregate 14,691	3 years from grant date 19 March 2021

Notes to Table 6:

(1)
Key feature of awards:
▪
Vesting: Awards vest in equal tranches over three years, dependent on the attainment of a specified Group EPS in each year comprising Threshold, Target and Stretch (as set and defined in the award agreement) measured on 31 December 2014, 2015 and 2016. Vesting occurs on the date the Committee determines the EPS performance goal(s) are met. If EPS goals are not attained on the specified measurement date, the awards for that period lapse. The EPS performance goals are commercially sensitive and so are not disclosed in this report. The figures will be disclosed in a later remuneration report once they are no longer commercially sensitive.
▪
Number and percentage of face value of awards that can vest: In respect of each performance period, the number of awards that vest are:

▪
Below Threshold: Nil vesting;

▪
Threshold to Target: 50%;

▪
Target: 100%;

▪
Between Target and Stretch: Straight line vesting between 100% and 150%;

▪
Stretch or above: 150% (i.e., at stretch Brian Purves 21,000 ADSs per year; and Andrew Beaden: 8,850 ADSs per year).

(2)
The face value of the awards has been calculated based on the maximum number of awards that would vest if all the performance goals over the three-year performance period vest at stretch. The share price used to perform the calculation is the closing price on the NYSE for the 19 March, 2014 the day before the date of grant of $19.22 per ADS. At stretch (150% of award) Brian Purves would receive 63,000 ADS and Andrew Beaden 26,550 ADSs. However, the Committee believe that the EPS goals at stretch are very challenging and will only be met with outstanding performance.

(3)
The exercise price is £0.50 each ADS translated into U.S. dollars at the rate on the date of grant of $ 1.6510:£.

(4)
The awards must be held for a minimum of three years from the date of grant before sale (other than to fund the exercise price and tax liabilities on a vesting or exercise).

Non-Executive Directors under the Director Equity Incentive Plan (EIP)

Table 7

Chairman or Non- Executive Director	Date of Grant	Basis of Aggregate Awards Granted	Share Price at Date of Grant	Type of Award	No. of Shares Granted	Face Value of Award $	Issue Price per ADS & in Aggregate(1) $	Vesting Date	% of Face Value That Would Vest	Vesting determined by performance over
Peter Haslehurst	30 May 2014	50% of annual fee for 2014	18.58	Restricted Stock Unit	4,573	84,966	0.84 each ADS Aggregate 3,841	Day before 2015 AGM	On vesting date 100%	N/A
Joseph Bonn	30 May 2014	50% of annual fee for 2014	18.58	Restricted Stock Unit	2,086	38,758	0.84 each ADS Aggregate 1,752	Day before 2015 AGM	On vesting date100%	N/A
Kevin Flannery	30 May 2014	50% of annual fee for 2014	18.58	Restricted Stock Unit	2,086	38,758	0.84 each ADS Aggregate 1,752	Day before 2015 AGM	On vesting date100%	N/A
David Landless	30 May 2014	50% of annual fee for 2014 and 50% of 2013 of prior year fees.	18.58	Restricted Stock	3,772	70,084	0.84 each ADS Aggregate 3,168	Day before 2015 AGM	Each vesting date 100%	N/A

Note to Table 7:

(1)
The issue price of £0.50 per each ADS has been converted at the US dollar rate for 30 May 2014, the date of grant, of $1.6774:£.

OUTSTANDING SCHEME INTEREST AWARDS DURING 2014

Executive and Non-Executive Directors

(Includes awards made during 2014)

Table 8

Executive Directors	Award Scheme & Type(1)	Grant Date	Exercised Price Each Award $	No of Awards 1 JAN 2014	Exercised During the Year	No of Awards 31 Dec 14	No of Awards Vested 1 Jan 2014	No of Awards Vested During Year	Total No Vested Awards 31 DEC 2014	No of Unvested Awards(4)	Remaining Vesting Dates	Exercise Period
Brian Purves	IPO Options(2)	02/10/12	10.00	179,200	0	179,200	107,520	35,840	143,360	35,840	2/10/16	Grant date to 1 Oct '19
	LTIP2013(3) Options: TB	31/01/13	0.79	7,900	0	7,900	0	2,633	2,633	5,267	31/01/15 31/01/16	Vesting to 30/01/18
	MV	31/01/13	12.91	22,100	0	22,100	0	7,366	7,366	14,734	31/01/15 31/01/16	Vesting to 30/01/18
	Perf: EPS and TSR target(4)	31/01/13	0.79	31,500	0	31,500	0	5,250	5,250	26,250	31/12/15 31/12/16	Vesting to 30//01/20
	LtiP2014 Perf(5)	20/03/14	0.83	0	0	42,000 - 63,000	0	0	0	42,000 - 63,000	01-02/15 01-01'16 01-02/17	Vesting to 19/03/21
Andrew Beaden	ESOP2007(3)	4/08/11	3.12	59,020	0	59,020	59,020	0	59,020	0	0	Grant to 3/8/21
	IPO Options(2)	02/10/12	10.00	69,000	0	69,000	41,400	13,800	55,200	13,800	2/10/16	Grant date to 1 Oct '19
	LTIP2013 Options(3): TB	31/01/13	0.79	3,200	0	3,200	0	1,066	1,066	2,134	31/01/15 31/01/16	Vesting to 30/01/18
	MV	31/01/13	12.91	9,100	0	9,100	0	3,033	3,033	6,067	31/01/15 31/01/16	Vesting to 30/01/18
	Perf: EPS and TSR target(4)	31/01/13	0.79	13,000	0	13,000	0	2,166	2,166	10,834	31/12/15 31/12/16	Vesting to 30//01/20
	LTIP2014 Perf(5)	20/03/14	0.83	0	0	17,700 - 26,550	0	0	0	17,700 - 26,550	01-02/15 01-01'16 01-02/17	Vesting to 19/03/21
Non-Executive Directors
Peter Haslehurst	IPO Options(2)	02/10/12	10.00	40,400	0	40,400	24,240	8,080	32,320	8,080	2/10/2016	Grant date to 1 Oct '19
	EIP2013 RSU(6)	11/06/13	0.78	4,700	4,700	0	—	4,793	0	0	N/A	RSU
	EIP2014 RSU(6)	30/05/14	0.84	0	0	4,573	0	0	0	4,573	Day before 2015 AGM	RSU
Joseph Bonn	IPO Options(2)	02/10/12	10.00	20,000	0	20,000	12,000	4,000	16,000	4,000	2/10/2016	Grant date to 1 Oct '19
	EIP2013 RSU(6)	11/06/13	0.78	2,276	2,276	0	0	2,320	0	0	N/A	RSU
	EIP2014 RSU(6)	30/05/13	0.84	0	0	2,086	0	0	0	2,086	Day before 2015 AGM	RSU
Kevin Flannery	IPO Options(2)	02/10/12	10.00	20,000	0	20,000	12,000	4,000	16,000	4,000	2/10/2016	Grant date to 1 Oct '19
	EIP2013 RSU(6)	11/06/13	0.78	2,276	2,276	0	0	2,320	0	0	N/A	RSU
	EIP2014 RSU(6)	30/05/13	0.84	0	0	2,086	0	0	0	2,086	Day before 2015 AGM	RSU
David Landless	EIP2014 RSU(6)	30/05/14	0.84	0	0	3,772	0	0	0	3,772	Day before 2015 AGM	RSU

Key to table 8: TB = Time-based; MV = Market Value; Perf. = Performance awards; RSU = restricted stock unit paid out on vesting

Notes to Table 8:

(1)
All awards are made over ADSs not the underlying ordinary shares.

(2)
IPO Options: As part of the IPO in October 2012, stand-alone option grants were made over our ADSs to the Executive Directors, Non-Executive Directors and certain other key executives seen as critical to the Company's future success on completion of the IPO.

(3)
ESOP 2007: The option awards were granted under The Luxfer Holdings Executive Share Options Plan (the Plan) implemented in 2007 as part of the re-organisation the Company underwent in that year.

(4)
LTIP 2013: Time-based and performance-based awards accumulate dividend shares until date of vesting only, which shares are added to the award when the option is exercised.

(5)
LTIP 2013: Performance award-targets Awards are divided equally between EPS and TSR targets.

(6)
LTIP 2014: Further detail on the 2014 LTIP awards can be found in Awards Granted During the Year section on page 102.

(7)
EIP 2013 and EIP 2014 Annual awards made under the EIP to Non-Executive Directors have been made in restricted stock units. They are paid out immediately on vesting, together with dividends which have been accumulated during the vesting period. As a result the awards shown as vesting during the year in the table are a greater number than the actual awards the difference being the dividend ADS. The 2013 awards were settled net of payroll taxes.

PENSION ARRANGEMENTS

Pension arrangements for the Executive Directors are reviewed annually to ensure that the benefits are consistent with market practice. The Group's U.K. contributory pension arrangements consist of both defined benefit and defined contribution arrangements. The pensions for the Executive Directors who were directors during the year were provided partly by the defined benefit and partly by registered defined contribution arrangements and an allocation to an unfunded unregistered retirement benefit scheme (UURBS) accrued by the Company.

The main features of the defined benefit arrangements are currently:

  ▪
  A normal retirement age of 65;

  ▪
  Accrual on a career average basis each year of 1.50% of pensionable earnings for a member contribution of 9.8% or 1.31% for a member contribution of 7.4%;

  ▪
  Pensionable earnings are limited to a scheme-specific earnings cap of £76,000 p.a. from 6 April, 2014, (£74,000 p.a. for 2013/14);

  ▪
  A spouse's pension on death and a lump sum payment on death in service.

Details of the accrued pension entitlements of the Executive Directors under the defined benefit arrangements during 2014 and payments made to the defined contribution arrangement during 2014 are set out in tables 9 and 10 below.

Directors' Remuneration and Benefits for the Year Ended 31 December 2014

Table 9

	2014
Executive Directors	Defined Benefit	Funded Defined Contribution	Unfunded Defined Contribution	Total
Brian Purves	—	—	$176,532	$176,532
Andy Beaden	$21,684	$52,415	—	$74,099

	2013
Executive Directors	Defined Benefit	Funded Defined Contribution	Unfunded Defined Contribution	Total
Brian Purves	—	—	$164,653	$164,653
Andrew Beaden	$17,062	$45,798	—	$62,860

Note to Table 9:

(1)
The values of the increase in defined benefit pension in excess of inflation has been calculated on the basis set by U.K. legislation, less contributions paid by the Directors themselves.

Pension Benefits for the Years Ending 31 December, 2014

Table 10

Executive Directors	Accrued Pension at 31 December, 2014
Brian Purves	$54,047 p.a.
Andrew Beaden	$33,778 p.a.

Note to Table 10:

(1)
The accrued benefit is the total defined benefit pension which would be paid annually on retirement based on service to and salary at the end of the year. It includes the longevity adjustment factor that applies to benefits earned from 6 October, 2007.

Implementation of the Remuneration Policy for the Year Ending 31 December 2015 (Information not subject to audit unless stated otherwise)

Executive Directors

Set out below is a summary of how the Remuneration Policy will be applied for the Executive Directors during the year ending 31 December, 2015.

Base Salary

Table 11

	2015 $	2014 $	% increase(2)
Brian Purves(1)	642,018	642,018	0%
Andrew Beaden(1)	337,471	337,471	0%

Notes to Table 11:

(1)
The 2015 salary of Brian Purves and Andrew Beaden has been converted at the 2014 average U.S. dollar rate of $1.6462:£. Further detail on the 2014 salaries can be found in the Notes 1 and 2 to Table 4 Single Figure Executive Directors' Remuneration.

(2)
Taking into consideration the Company's 2014 results the Committee decided to postpone the annual review of the Executive Directors' base salary until after the half year 2015. There have been some salary increases made in the U.K. operating businesses on a business dependent basis.

Pension Arrangements

Brian Purves will continue to receive an allocation or payment, as applicable, to an unregistered alternative savings scheme based on contributions the Company would have made to the U.K. defined benefit and U.K. defined contribution arrangements had he been a member of those pension arrangements. Andrew Beaden will continue to participate in the Group U.K. defined benefit arrangements up to the salary cap applied by the rules and the UK defined contribution arrangement.

Annual Bonus

In line with the Remuneration Policy, the annual bonus for Brian Purves, as Chief Executive Officer, will continue to be capped at 100% of his base salary and for Andrew Beaden, as Group Finance Director, 80% of his base salary. The Committee did not use its discretion to add any additional percentage bonus for the year. As in previous years the bonus targets are based on a combination of two financial performance targets, trading profit and net cash flow pre-dividend and an additional specific non-financial target linked to the 2015 strategy as follows.

The bonus is calculated on a points system with a maximum of 1,200 points available to be earned. Points are earned on a sliding scale:

  ▪
  Profit: 200-700 points for Threshold to Stretch performance with 400 points for achieving Target;

  ▪
  Cash: 200-300 for Target to Stretch performance; and

  ▪
  Non-financial strategy related: 200 points, 16.6% of the maximum bonus.

The Committee intends to disclose the financial performance targets and the non-financial objectives retrospectively in a subsequent years' Remuneration Implementation Report provided they are no longer considered commercially sensitive.

Long Term Incentives

Consistent with the re-designed structure of awards described in the Chairman's Letter, the Committee has set metrics and targets which if attained in 2015 will lead to the granting of nominal cost options to both Brian Purves and Andrew Beaden in 2016. The Committee has set a score card of metrics to assess performance consisting of profit, cash flow and EPS targets. Although two of the metrics are the same as the annual bonus for 2015, they have different weightings. Both metrics are used as they are important drivers for the Company in 2015. The options will vest in equal tranches over three years from the date of grant and will be subject to claw back in the event of a mis-statement of the 2015 financial statements, leading to an incorrect award. All ADSs resulting from the awards must be held for a minimum of three years from the date of grant whether or not vested, effectively four years from the setting of the targets, (other than to fund the exercise price and tax liabilities on a vesting or exercise). The maximum value of awards that can be granted is 150% of the base salary for the Chief Executive Officer and 120% of the base salary for the Group Finance Director as set out in the Remuneration Policy.

Non-Executive Directors

Summary of how the Directors Remuneration Policy for the Non-Executive Directors will be applied during the year ending 31 December, 2015.

The Board decide on the approach to compensating the Non-Executive Directors. Under the rules of the EIP and as identified in the Remuneration Policy the Non-Executive Directors will receive a grant of RSU equivalent in value to 50% of their base fee immediately after the 2015 AGM.

Table 12

	2015 $ Base Fee		2014 $ Base Fee	% Increase Base Fee(1)	Value of Share Awards % of Base Fee 2015	Value of Share Awards % of Base Fee 2014(3)
Peter Haslehurst	169,559	(2)	169,559	0%	50%	50%
Joseph Bonn	77,500		77,500	0%	50%	50%
Kevin Flannery	77,500		77,500	0%	50%	50%
David Landless	77,500		77,500	0%	50%	50%

Notes to Table 12:

(1)
Taking into consideration the Company's 2014 financial results and the fact that the Executive Directors annual base salary review has been postponed until after the half year 2015, the Chairman and the Non-Executive Directors also agreed to postpone the annual review of their base fees until after the half year 2015.

(2)
Base fees for Peter Haslehurst are determined in sterling. To reflect the fact that no increase had been awarded at the date of this report the 2014 U.S. dollar figure has been used as set out in the single figure table 4 instead of the year end exchange rate normally used.

(3)
Further detail on the 2014 fees and share award fees can be found in the Notes to Table 5 Single Figure—Non-Executive Directors' Remuneration.

Payment to Past Directors and Payment for Loss of Office (audited)

No payments to past Directors or payment for loss of office were made during 2014.

Directors' Interests in Shareholdings in the Company (audited)

Table 13

	American Depository Shares (1 ADS=£0.50 ord.) Held at 1 Jan 2014 No.		American Depository Shares (1ADS=£0.50 ord.) Held at 31 Dec 2014 No.
Brian Purves(6)	649,998	(1)	650,291	(1)&(2)
Andrew Beaden(6)	91,000	(1)	91,293	(1)&(3)
Non-Executive Directors
Peter Haslehurst(6)	130,000	(1)	132,517	(1)&(4)
Joseph Bonn	—		1,329	(4)
Kevin Flannery	10,000		11,329	(4)
David Landless	—		1,924	(5)

Notes to Table 13:

(1)
Brian Purves, Andrew Beaden and Peter Haslehurst hold a substantial number of shares as ordinary shares not yet having converted them to ADS. For ease of comparison the table shows their interests as ADSs. Those shares acquired during the year have been acquired as ADSs.

(2)
The shares identified as held by Brian Purves include his beneficial holding through connected persons and the 293 shares held in the U.K. SIP. 146 of the ADSs held in the SIP are Matching Shares. The ADSs held in the U.K. SIP are subject to forfeiture as explained in Note 6 to the Single Figure Table on page 100.

(3)
The shares identified as held by Andrew Beaden include shares held by connected persons and the 293 shares held in the U.K. SIP. 146 of the ADSs held in the U.K. SIP are Matching Shares. The ADSs held in the U.K. SIP are held subject to forfeiture as explained in Note 2 above.

(4)
The additional 2,517 ADSs acquired by Peter Haslehurst and 1,329 ADSs acquired by each of Joseph Bonn and Kevin Flannery during the year were as the result of their 2013 fee award shares vesting immediately before the 2014 AGM. The ADS fee awards were issued net of shares not issued to pay tax due on the value of the awards. More detail on these awards can be found in the Notes to Table 5 Single Figure—Non-Executive Directors' Remuneration.

(5)
1,284 of the ADSs held by David Landless comprise restricted stock ADSs awarded to him on appointment, which vest in equal thirds over three years, commencing 15 March, 2014. The restrictions were released over 640 ADSs in March 2014. Further details of his awards can be found in Note 3 to Table 5 Single Figure—Non-Executive Directors' Remuneration.

(6)
In addition to the above interests, Brian Purves, Andrew Beaden and Peter Haslehurst also have interests in the deferred shares of £0.0001 of the Company as follows:

Brian Purves	29,602,995,623
Andrew Beaden	4,144,419,390
Peter Haslehurst	5,920,598,526

  There was no movement in their interest in these shares during the year. Further detail on the deferred shares can be found in Note 18 to the Consolidated Financial Statements.

Executive Director Shareholding Requirements

The Executive Directors are required to hold shares (ordinary shares or the equivalent in ADSs) of the value equal to one hundred per cent of their base salary. This requirement was maintained by both Brian Purves and Andrew Beaden during the year.

Total Directors Shareholdings and Interests at 31 December, 2014 (audited)

Table 14

	Shares Owned Beneficially (1x ADS=£0.50 ord.)		Shares Subject to Forfeiture		Options Vested but not Exercised(1)	Unvested Options Subject to Performance Criteria(1)		Unvested Options(1)	Restricted Stock Not Yet Vested	Restricted Stock Units Not Yet Vested (Assuming Will be Settled in Shares Not Cash)
Brian Purves	650,144	(2)	147	(3)	158,609	68,250	(4)	55,841	—	—
Andrew Beaden	91,146	(2)	147	(3)	120,485	28,534	(4)	22,001	—	—
Non-Executive—
Peter Haslehurst	132,517	(2)	—		32,320	—		8,080	—	4,573
Joseph Bonn	1,329		—		16,000	—		4,000	—	2,086
Kevin Flannery	11,329		—		16,000	—		4,000	—	2,086
David Landless	640		—		—	—		—	1,284	3,772

Notes to Table 14:

(1)
A breakdown of the vested and unvested awards and brief details of the plans under which the awards were made can be found in Table 8 and its notes Outstanding Scheme Interest Awards during 2014 on pages 104-105 of this Report.

(2)
In addition to the above shareholdings and interests Brian Purves, Andrew Beaden and Peter Haslehurst also have interests in the deferred shares of £0.0001 of the Company details of which can be found in the Notes to Table 13 above.

(3)
Shares are Matching Shares held in the U.K. SIP which are forfeited if not held for three years or if the participant leaves other than for redundancy or retirement. Includes 1 dividend ADS acquired by dividend re-investment.

(4)
Unvested Options subject to performance conditions are shown at target. Details of awards that can be vested if stretch levels are achieved can be found in Note 1 to Table 6. The first EPS targets that would have led to the vesting of one third of the awards were tested as at 31 December 2014 and were determined as not met after the year end in consequence of which 14,000 of the target awards for Brian Purves and 5,900 of the target awards for Andrew Beaden have lapsed together with the corresponding stretch awards.

Performance Graph

U.K. legislation requires the annual remuneration report to contain a line graph that shows the total shareholder return (TSR) over a five year period (in the first remuneration report prepared under the revised legislation) for both a holding of the Company's listed shares and a hypothetical comparator holding of shares representing a specified broad equity market index. As the Company's ADSs were only listed on the NYSE at the beginning of October 2012, we are only able to provide TSR for the Company's shares in a listed environment for the period starting October 3, 2012 to 31 December 2014. We have used the S&P Small Cap 600 (Industrial) index, which we believe is the most appropriate to where we are placed as a small cap company in the United States, and the industrials sub-sector includes most of our comparable companies.

TSR Oct 3, 2012 (IPO) to Dec 31, 2014

Note to Performance Graph:

(1)
The TSR is calculated in U.S. dollars. The table shows the value of $100 vested in Luxfer in October 2012 at the IPO, compared to $100 invested in the S & P SmallCap 600 (Industrial) on the same date.

History of Total Remuneration Figure for Chief Executive Officer

We have included the total remuneration figure for the Chief Executive Officer for a six-year period as required by legislation despite the TSR graph only reflecting the TSR from the date of the IPO.

Table 15

Year ended 31 December	2009	2010	2011	2012	2013	2014
Total remuneration ($)	807,862	897,421	998,638	1,050,878	985,076	853,320
Annual bonus %	40%	100%	100%	71%	0%	0%
Share awards vesting %	N/A	N/A	N/A	100%	59%	0%

Relative Importance of Spend on Pay

The following chart sets out the groups actual spend on pay (for all employees) relative to dividends paid in the current and prior year.

Total staff costs vs Dividends paid

Note:

To assist with conformity and transparency we have used staff costs as set out in Note 6 to the Consolidated Financial Statements.

Percentage Change in CEO's Remuneration

Table 16

	2014 ($)	2013(2) ($)	% change
Salary
Chief Executive	642,018	622,263	3%
UK employee average(1)	53,858	51,258	5%
Benefits
Chief Executive	32,369	31,837	1%
UK employee average(1)	847	839	1%
Annual Bonus
Chief Executive	0	0	0% (4)
UK employee average(1)	2,042	2,705	(25)%

Notes to Table 16:

(1)
We have selected U.K. employees as the most appropriate comparator as the Chief Executive Officer is based in the U.K. and the benefits structure is similar.

(2)
The 2013 amounts were adjusted for the impact of translation and have been calculated using the 2014 average Exchange rate of $1.6462:£.

(3)
The Chief Executive Officer's salary was increased by 3% in 2014 in line with average inflationary increases across the U.K. operating companies of the Group.

(4)
There was no bonus payment made to the Chief Executive Officer for 2013 or 2014 as his bonus targets were not met. Bonus was paid to certain U.K. employees whose targets were met.

Statement of voting at AGM

For the first time, the Remuneration Policy was subject to a mandatory vote and the Annual Remuneration Implementation Report to an advisory vote at the 2014 AGM.

Table 17

	Votes for (and percentage of votes cast)	Votes against (and percentage of votes cast)	Proportion of share capital voting	Shares on which votes were withheld
Remuneration Implementation Report	11,222,127	1,501,005	94.19	766
	88.20%	11.80%
Remuneration Policy	11,225,490	1,496,255	94.18	2,153
	88.24%	11.76%

The Committee are satisfied that shareholders are generally content with the Remuneration Policy and the way that it has been implemented as 88% of the shareholders voted in favour of the 2013 Remuneration Implementation Report and the Remuneration Policy. In implementing the Remuneration Policy for 2015 the Committee has sought to ascertain the views of certain major shareholders.

Approval of Report

Peter Haslehurst, the Chairman of the Committee, will attend the forthcoming AGM and will be available to answer any questions shareholders may have concerning the Directors' remuneration. This Remuneration Implementation Report will be submitted for approval by the Company at the forthcoming AGM.

Signed on behalf of the Board by:

C.    Board Practices

Corporate Governance

In this section we explain our corporate governance and what informs and influences our corporate governance practices.

Overview of Corporate Governance

The Company is incorporated in England and Wales and has a single listing of ADSs on the NYSE. Accordingly our corporate governance is informed by the relevant aspects of two regulatory regimes, the United Kingdom and the United States.

As a company incorporated in England and Wales, our corporate governance practices primarily are governed by our articles of association (our "Articles") and the Companies Act 2006 (the "Companies Act"). For example, as a company listed on the NYSE we are a Quoted company" for the purposes of the Companies Act and therefore required to comply with its "quoted company" requirements. Significant aspects of these requirements include the production of a yearly report on Directors' remuneration details prescribed by English corporate law, an annual advisory shareholder vote on whether to approve such remuneration and a binding shareholder vote every three years on our remuneration policy with respect to the Directors. These requirements in turn influence aspects of how we report remuneration.

However, as we are not listed on the London Stock Exchange, the Company is not required to comply with the U.K. Corporate Governance Code (the "Code"). Nevertheless, we choose to follow aspects of the Code that we consider represent best practice, insofar as it is appropriate, relevant and practical to a company of the size and status of the Company.

In 2014 (as in 2013) we were a foreign private issuer (an "issuer") as defined in the SEC's rules and regulations ("FPI"), and consequently, in many aspects of corporate governance we rely on a provision in the NYSE's Listed Company Manual ("NYSE's Manual") that permits us to follow home-country practice in lieu of certain NYSE corporate governance requirements. For example, although each member of our audit committee must be independent within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each such member does not need to satisfy the requirements for independence set out in Section 303A.02 of the NYSE's Manual. Our nomination committee and remuneration committee each consist entirely of Non-Executive Directors however, each such Non-Executive Director is not required to satisfy the requirements for independence set out in Section 303A.02 of the NYSE's Manual. The Companies Act does not require us to establish, and we have not established, a corporate governance committee, as would otherwise be required for U.S. listed companies pursuant to the NYSE's Manual. As an FPI we are not subject to all of the disclosure requirements applicable to companies organized within the United States that relate to corporate governance. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act.

However, because our shares are listed on the NYSE, we are required to comply with certain U.S. law requirements, including certain provisions of the Sarbanes-Oxley Act that affect our corporate governance. For example, Section 404(a) requires our management to identify in our annual report on Form 20-F a framework used by management to evaluate the effectiveness of our internal controls over financial reporting. Such evaluation must be based on a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, such as the framework established by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO framework"). Given that the COSO framework was updated in 2013, we are required to update our framework for the evaluation of the effectiveness of our internal controls over financial reporting in accordance with the updated COSO framework.

In developing corporate governance for the Group, the Directors have taken note of all these different regulatory requirements, as well as reflect best practice as the Directors consider appropriate.

Board Members

During 2014 the Board comprised a Non-Executive Chairman, three Non-Executive Directors and two Executive Directors. The maximum number of Directors permitted under the Articles is eight. All Directors have an interest in the shares of the Company as set out in the Remuneration Implementation Report on page 96.

Our Articles contain a provision requiring a third of the Directors to retire by rotation each year. In line with best practice, the Nomination Committee has proposed and the Board has agreed that all directors should offer themselves for re-election at the 2015 AGM.

Brief biographical details of the Directors who served at the end of 2014 are provided in Item 6.A, together with information on their Committee and other commitments.

Roles

The Board

The Board has responsibility for the overall leadership of the Company, its long-term success and helping to develop and approve its strategic aims. The Directors have determined a schedule of matters reserved to the Board. Reserved matters are comprehensive and reviewed as the Board considers appropriate, normally annually. A review was undertaken during the year, following a comprehensive review in 2013 in the context of a newly listed company. The directors determined no further amendments were necessary. Matters Reserved to the Board are set out in the Governance section of the Company's web site.

Executive Management Board

The Executive Management Board meets between eight and eleven times a year. It is chaired by the Chief Executive Officer. The Executive Management Board consists of the Group Finance Director and senior management at Group and divisional levels. The members of the Executive Management Board during 2014 are listed on page 90. The Executive Management Board acts in an advisory capacity to the Chief Executive Officer and provides a forum where matters of interest or concern to the Group can be reviewed and discussed, and policies agreed, best practice discussed and appropriate measures implemented. It also provides an opportunity for senior management to update themselves with progress in other areas of the Group outside their remit.

Division of Responsibilities

Due to the size of the Board, the Directors have determined it is not necessary to appoint a senior independent Director.

The division of responsibilities between the Chief Executive Officer and the Chairman is clear and it has not been considered necessary to record it in writing.

  ▪
  The Chief Executive Officer is responsible to the Board for the management and performance of the business within the framework of the matters reserved to the Board and for developing strategy and then implementing the strategy he has agreed with the Board;

  ▪
  The Chairman is responsible for the leadership of the Board and ensuring its effectiveness He ensures that Board discussions are conducted taking into account all views, promoting openness and debate by facilitating the effective contribution of the Non-Executive Directors and ensuring no individual or group dominates the Board.

The Chairman maintains a dialogue with the Non-Executive Directors in the absence of the Executive Directors, and where appropriate, canvasses their opinion on issues and meets with them in the absence of the Executive Directors on a regular basis.

Since the establishment of the standing Nomination Committee, it has taken over the role of reviewing annually succession planning for senior appointments in the Group and to the Board, with recommendations made to the Board.

Meetings

There are normally six main scheduled meetings of the Board each year and additional scheduled telephone meetings timed to approve the release of financial information. Additional meetings are called as appropriate. The Board will normally meet at least twice a year at one of the Group's operational plants, including overseas locations, as part of their monitoring role and to ensure a better understanding of the Group's operations. At these meetings the Board tours the plant and has an opportunity to meet local and divisional management on both a formal and informal basis and discuss the progress of their operations with them.

Attendance at Board and Committee Meetings during 2014

	Board		Audit Committee	Remuneration Committee	Nomination Committee
Peter Haslehurst	11		9	5	2
Andrew Beaden	11		*Non-member	Non-member	Non-member
Joseph Bonn	11		9	5	2
Kevin Flannery	11		9	5	2
David Landless	11		9	Non-member	2
Brian Purves	11		*Non-member	*Non-member	*Non-member
Total number of meetings	11	**	9	5	2
No. of meetings held at operational sites in UK or US	3

*
Although not a member of the Committee the director attended the meeting to present to the Committee.

**
There was an additional meeting comprised of the Executive Directors only, to review and confirm the number of awards to grant to each of the Non-Executive Directors under Director Equity Incentive Plan, the Non-Executive Directors recusing themselves from the meeting for conflict.

Information and Support

The Company Secretary normally distributes Board and Committee agendas and materials to the Board and Committees seven days before a scheduled meeting.

There is a written procedure for decisions to be taken between scheduled Board and Committee meetings that also deals with information distribution in such cases.

The Board receives both financial and operational information to assist it in discharging its duties. The Chief Executive Officer and the Group Finance Director provide monthly reports to the Board which together cover all aspects of the business and which are then elaborated or commented upon at scheduled Board Meetings as appropriate. Additional topics for review and discussion are added in these reports from time to time at the request of the Directors. In addition, specific items are scheduled into the Board agenda for report and review on a regular basis, such as health and safety and environmental matters and current topical issues.

There is a written procedure in place to cover circumstances when the Directors either individually or collectively determine that they require independent professional advice at the Company's expense.

The Company Secretary updates the Board on issues and changes of a legal and regulatory nature of which it and the individual Directors should be aware to refresh their skills and knowledge. There is a culture of information exchange on various matters of interest to the Group and its operations between Directors and senior managers to keep Directors abreast of relevant developments. In addition to meetings held at sites as described above, the Non-Executive Directors will independently visit operational sites to enlarge their knowledge of the individual businesses that make up the Group. The Executive Directors have regular business reviews at operational sites throughout the year and any appropriate information gathered on those visits will be reported to the Board.

Newly appointed directors undergo an induction programme.

The Board evaluate its information and support procedures periodically to ensure they remain appropriate.

Audit Committee

The members of our Audit Committee during the year were:

Peter Haslehurst	Non-Executive Director and Chairman (Chair)
Joseph Bonn	Non-Executive Director
Kevin Flannery	Non-Executive Director
David Landless	Non-Executive Director

The Company Secretary acts as secretary to the Audit Committee. The Group Finance Director and the Chief Executive Officer attend as required.

The responsibility and duties of the Audit Committee are set out in written terms of reference which appear on the Company's website under the Governance section. The terms of reference were reviewed during the year. The Committee has the responsibility of overseeing corporate accounting and financial reporting in the Group.

Its duties include:

  ▪
  External Auditors:    Engagement and retention of our independent auditors, pre-approval of audit and non-audit services, approving fees paid, monitoring independence and performance, discussing audit findings with auditors;

  ▪
  Financial Reporting:    Monitoring the integrity of the financial information to be included in all financial statements and announcements, reviewing and challenging critical accounting policies, the manner in which major elements of judgment are reflected in the financial statements, disclosures, significant adjustments and compliance with standards;

  ▪
  Internal Controls and Risk Management System:    Reviewing systems of internal control and risk management and adequacy of disclosure controls and procedures. Maintaining a record of complaints regarding accounting and audit matters;

  ▪
  Whistleblowing:    Establishment and monitoring of the Group whistleblowing policy and procedures; and

  ▪
  Oversight of the Code of Ethics.

The Board considers that all the members have appropriate financial experience to enable them to contribute to the Audit Committee's work. The Board also considers that each member of the Audit Committee satisfies the requirements for independence set out in Section 303A.02 of the NYSE rules and Rules 10A-3 under the Exchange Act. David Landless is the 'Audit Committee Financial Expert' as defined in Item 407(d) of Regulation SK.

Each year, normally prior to the commencement of the financial year, the Committee establishes a schedule of meetings to coincide with the key events in the Company's financial reporting and audit cycle to ensure it has sufficient time on its agendas to deal with matters for which it has responsibility. Agendas and appropriate papers are issued for each meeting. The Chairman speaks to the external auditors as he considers appropriate and necessary in preparation for meetings at which matters are discussed that have been audited by the Company's auditors or are relevant to them. The Company auditors attend certain meetings as appropriate, normally in connection with the year-end audit and pre-approval of services to be provided by such Auditors.

The Audit Committee has adopted and implemented a 'Policy on the Provision of Audit and Non-Audit Services by Auditors' (the "Pre-approval Policy") to comply with auditor independence requirements contained in Rule 2-01 of Regulation S-X under the Exchange Act The policy requires the Audit Committee to pre-approve all matters upon which the Company's auditors are requested to advise (audit and non-audit work), including fees, subject to certain pre-approvals made annually by the Audit Committee. A pre-approved sum to be spent on audit and tax matters is delegated to the Group Finance Director and there is a procedure for approval of urgent items by the Chairman between meetings. The policy also affirmatively proscribes the Company's auditors from advising on certain matters.

During the year the Audit Committee met on nine occasions and among other matters:

  ▪
  Undertook a specific review of the Company's auditors' independence with the Company's auditors and the Company's management, which confirmed the independence of the auditors;

  ▪
  Reviewed the performance of the Company's auditors and lead audit partner with management;

  ▪
  Discussed matters pertaining to and approved work to be undertaken by the Company's auditors under the Pre-approval Policy;

  ▪
  Reviewed with head of internal audit and management the internal audit work, the system of internal controls and monitored the implementation of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and the progress of the update to the internal controls over financial reporting framework to reflect COSO's 2013 framework throughout the Group;

  ▪
  Reviewed the Company's annual SEC filing, statutory report and accounts and the quarterly financial releases made by the Company;

  ▪
  Discussed and reviewed the engagement of the external auditor, the external audit engagement letter and audit fees;

  ▪
  Undertook an evaluation of the work of the Audit Committee.

Remuneration Committee

Membership of the Remuneration Committee and details of its work appear in the Remuneration Implementation Report on pages 96-97. Its terms of reference appear under the Governance section on the Company's website.

Nomination Committee

Members of the Committee consist of the Non-Executive Directors and the Chairman of the Board chairs the Committee. The Committee held two meetings during the year.

The Committee operates to written terms of reference under which its main duties are to:

  ▪
  Identify and review individuals qualified to become Directors and fill vacancies;

  ▪
  Select and approve Directors to stand for re-election pursuant to the retirement provisions under our Articles;

  ▪
  Develop a process for annual evaluation of the Board and its Committees;

  ▪
  Develop and recommend to the Board a succession plan, and review management's succession plan.

Its terms of reference appear under the Governance section on the Company's website.

What the Committee did during the year:

March	Discussing and recommending to the Board which directors should offer themselves at 2014 AGM.
December	Discussion and recommendation to the Board on the Directors who should offer themselves for re-election at the 2015 AGM.

Whistleblowing Arrangements

We have established policies, subject to individual legal requirements in the countries in which the Group operates, which encourage and enable employees to report in confidence any possible impropriety in either financial reporting or, where permitted in the relevant jurisdiction, other matters. An independent third party call line is provided for reporting matters where the individual believes they cannot report any issue through their line management. The Audit Committee oversees the operation of the whistleblowing policy and receives a report from the Company Secretary at each meeting of the Audit Committee.

Anti-Corruption Policy

We have an established policy and procedures in place to ensure compliance with current legislation.

Relations with Shareholders

Directors seek to develop an understanding of the views of our shareholders in various ways, taking into account the need to treat shareholders equally. The Chief Executive Officer and the Group Finance Director hold quarterly investor conference calls as part of the Company's reporting cycle. From time to time we consult with our major shareholders in an effort to seek feedback on various matters of corporate governance, including our Director remuneration policy. The Chief Executive Officer and the Group Finance Directors also attend investor conferences and in 2014 they attended four investor conferences.

AGM documentation is normally sent out at least 20 working days before the meeting. Separate resolutions are proposed and proxy votes for our ordinary shares are recorded. Results for, against and withheld are posted to the Company's website. All Directors attend the AGM. ADS holders are given the opportunity through procedures agreed with the depository, The Bank of New York Mellon, to vote the number of ordinary shares that represents their holding of ADSs at the AGM, provided they have submitted valid instructions to the depository by the date set by the depository for receiving such instructions. ADS holders may on request of the depository in a timely manner obtain a proxy to attend the AGM.

D.    Employees

The average number of employees by division, function and geography for the years ended December 31, 2014, 2013 and 2012 was as follows:

	2014	2013	2012
By Division:
Elektron	626	573	558
Gas Cylinders	1,064	1,032	962

Total	1,690	1,605	1,520

By Function:
Direct production and distribution	1,435	1,363	1,284
Indirect:
Sales and administration	198	190	183
Research and development	57	52	53

Total	1,690	1,605	1,520

By Geography:
Europe	884	860	819
North America	783	720	675
Rest of the World	23	25	26

Total	1,690	1,605	1,520

Employees at a number of our locations are members of various trade union organizations. We consider our employee relations to be good. We have experienced work stoppages in the past, but do not consider any of these work stoppages to have been material to our operations. We also employed on average 143, 191 and 180 temporary contract and agency staff in 2014, 2013 and 2012, respectively. Our average total headcount, including employees and temporary contract and agency staff, was 1,833, 1,796 and 1,700 in 2014, 2013 and 2012, respectively.

E.    Share Ownership

The following table shows the number of shares owned by our directors and members/designated members of our executive management as at December 31, 2014.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned(1)	ADS equivalent	Awards over Ordinary Shares(2)	ADS equivalent		Percentage ownership
Peter Joseph Kinder Haslehurst	132,517	132,517	44,973	44,973	(9)	(*	)
Brian Gordon Purves(3)	650,291	650,291	282,700	282,700	(10)	2.4%
Andrew Michael Beaden(4)	91,293	91,293	171,020	171,020	(11)	(*	)
Joseph Allison Bonn	1,329	1,329	22,086	22,086	(9)	(*	)
Kevin Sean Flannery	11,329	11,329	22,086	22,086	(9)	(*	)
David Farrington Landless	640	640	5,056	5,056	(12)	(*	)
Edward John Haughey(5)	156,293	156,293	113,300	113,300	(13)	(*	)
John Stephen Rhodes(6)	168,645	168,645	107,490	107,490	(14)	(*	)
Linda Frances Seddon(7)	64,083	64,083	79,400	79,400	(15)	(*	)
David Terence Rix(8)	55,518	55,518	69,000	69,000	(16)	(*	)
Andrew John Butcher	56,519	56,519	91,268	91,268	(17)	(*	)

(*)
Indicates beneficial ownership of less than one percent of our ordinary shares

(1)
Number of shares owned as shown both in this table and the accompanying footnotes and percentage of ownership are based upon 27,096,691 £0.50 ordinary shares (equivalent 27,096,691 ADSs) outstanding as at December 31, 2014.

(2)
Awards comprise options and restricted stock units ("RSUs") over ADSs granted under the agreements or incentive plans described below:

IPO Option Awards:    As part of the IPO process in 2012, stand-alone options grants (each, an "IPO option") were made over ADSs to the Executive Directors, Non-Executive Directors and certain other key executives. The IPO options were granted on October 2, 2012, 40% of which vested on the date of grant and with the remainder vesting in equal tranches over three years from the date of grant. The IPO options expire if not exercised on or prior to October 1, 2019 and have an exercise price of $10 per ADS.

LTIP Awards:    Awards granted under the Luxfer Holdings PLC Long-Term Umbrella Incentive Plan ("LTIP") in 2013 ("2013 Grants") and 2014 ("2014 Grants") were made either as options or RSUs.

2013 Grants

2013 Grants for Executive Directors and Executive Management Board members at the date of grant comprise time-based nominal cost ("time-based") options, market-value options and performance-based nominal-cost ("performance-based") options. 2013 Grants for key management who were not on the Executive Management Board at the date of grant comprised time-based options and performance-based options or time-based RSUs and performance-based RSUs.

Time-based and market-value options were granted on January 31, 2013 and vest annually in equal tranches over three years from the date of grant ("time-based 2013 options" and "market-value 2013 options", respectively). The time-based and market-value 2013 options expire if not exercised on or prior to January 30, 2018. Time-based and market-value 2013 options have an exercise price of £0.50 per ADS and $12.91 per ADS, respectively. RSUs have no expiry date as they are settled on vesting. Time-based RSUs ("time-based 2013 RSUs") are settled on the vesting date and are subject to a nominal payment of £0.50 per ADS on settlement.

Performance-based options and performance-based RSUs ("performance-based 2013 options" and "performance-based 2013 RSUs", respectively) were granted on January 30, 2013. These performance-based awards are divided equally between those based on annual earnings per share ("EPS") targets and awards based on an annual total shareholders return ("TSR") target, all of which are tested annually over a four-year period and which vest on the date a target is attained. These peformance-based awards that do not vest by the end of the performance period are forfeited. Performance-based 2013 options expire if not exercised on or prior to January 30, 2020, and each has an exercise price of £0.50 per ADS. Performance-based 2013 RSUs are settled on the vesting date and are subject to a nominal payment of £0.50 per ADS on settlement.

2014 Grants

Performance-based options and performance-based RSUs ("performance-based 2014 options" and "performance-based 2014 RSUs", respectively) were granted on March 20, 2014 and vest on the attainment of annual EPS targets tested annually over a three-year period. If an EPS target is not attained in a specific year, the awards subject to that EPS target lapse. Performance-based 2014 options expire, if not exercised, on or prior to March 19, 2021 and have an exercise price of £0.50 per ADS. Performance-based 2014 RSUs are settled on the vesting date and are subject to a nominal payment of £0.50 per ADS on settlement. If the EPS target for a specific year is attained at stretch, 150% of the award vests. One ordinary share underlies each performance-based 2014 option.

ESOP:    The option awards were granted under The Luxfer Holdings Executive Share Options Plan ("ESOP options"). All ESOP options are vested. Mr. Beaden's ESOP options were granted on August 4 2011, expire if not exercised on or prior to August 3, 2021, and have an exercise price of £2 per ADS. Mr. Butcher's ESOP options were granted on February 6, 2007, expire on February 5, 2017 and have an exercise price of £0.485 per ADS. One ordinary share underlies each ESOP option.

EIP:    Awards granted under the Non-Executive Directors' Equity Incentive Plan (the "EIP"). 2014 awards under the EIP comprised RSUs ("EIP 2014 RSUs"), which were granted on May 30, 2014 and vest the day before the 2015 Annual General Meeting of the Company. They are settled upon vesting and are subject to a nominal payment of £0.50 per ADS.

(3)
Includes 413,216 ordinary shares held by Barnett Waddingham Capital Trustees Limited BG Purves Retirement Trust and 120,000 ordinary shares owned by Mr. Purves' spouse. Also includes 146 ADSs which are Matching Shares granted by the Company to Mr. Purves when he purchased the equivalent number of Partnership Shares under the all employee share incentive plan operated by the Company for its U.K. employees (the "U.K. SIP"). If within three years of purchase Mr.Purves leaves the Company in circumstances other than as a 'good leaver' or if he sells the Partnership Shares within that period, the Matching Shares are forfeited.

(4)
Includes 30,000 ordinary shares beneficially owned by Mr. Beaden's spouse. Also includes 146 ADSs which are Matching Shares granted by the Company to Mr. Beaden when he purchased the equivalent number of Partnership Shares under the U.K. SIP. If within three years of purchase Mr. Beaden leaves the Company in circumstances other than a 'good leaver' or if he sells the Partnership Shares within that period, the Matching Shares are forfeited.

(5)
Includes 120,000 ordinary shares beneficially owned by Mr. Haughey's spouse. Also includes 146 ADSs which are Matching Shares granted by the Company to Mr. Haughey when he purchased the equivalent number of Partnership Shares under the U.K. SIP. If within three years of purchase Mr. Haughey leaves the Company in circumstances other than a 'good leaver' or if he sells the Partnership Shares within that period, the Matching Shares are forfeited.

(6)
Includes 70,676 ordinary shares jointly owned by Mr. Rhodes and his spouse. Also includes 146 ADSs which are Matching Shares granted by the Company to Mr. Rhodes when he purchased the equivalent number of Partnership Shares under the U.K. SIP. If within three years of purchase Mr. Rhodes leaves the Company in circumstances other than a 'good leaver' or if he sells the Partnership Shares within that period this period, the Matching Shares are forfeited.

(7)
Includes 14,050 ordinary shares beneficially owned by Mrs. Seddon's spouse. Also includes 146 ADSs which are Matching Shares granted by the Company to Mrs. Seddon when she purchased the equivalent number of Partnership Shares under the U.K. SIP. If within three years of purchase Mrs. Seddon leaves the Company in circumstances other than a 'good leaver' or if she sells the Partnership Shares within that period, the Matching Shares are forfeited.

(8)
Includes 40,000 ordinary shares beneficially owned by Mr. Rix's spouse. Also includes 146 ADSs which are Matching Shares granted by the Company to Mr. Rix when he purchased the equivalent number of Partnership Shares under the U.K. SIP. If within three years of purchase Mr.Rix leaves the Company in circumstances other than a 'good leaver' or if he sells the Partnership Shares within that period, the Matching Shares are forfeited.

(9)
Includes 40,400 IPO options and 4,573 EIP 2014 RSUs granted to Mr. Haslehurst, 20,000 IPO options and 2,086 EIP 2014 RSUs granted to Mr. Bonn and 20,000 IPO options and 2,086 EIP 2014 RSUs granted to Mr. Flannery.

(10)
Includes 179,200 IPO options, 7,900 time-based 2013 options, 22,100 market-value 2013 options, 31,500 performance-based 2013 options and 42,000 performance-based 2014 options (in the event the EPS targets are attained at stretch, an additional 21,000 performance-based 2014 options could be earned). As of the date hereof, 14,000 performance-based 2014 options (and 7,000 performance-based 2014 options for attaining the EPS target at stretch) lapsed because the first year's EPS target was not attained.

(11)
Includes 69,000 IPO options, 59,020 ESOP options, 3,200 time-based 2013 options, 9,100 market-value 2013 options, 13,000 performance-based 2013 options and 17,700 performance-based 2014 options (in the event the EPS targets are attained at stretch, an additional 8,850 performance-based 2014 options could be earned). As of the date hereof, 5,900 performance-based 2014 options (and 2,950 performance-based 2014 options for attaining the EPS target at stretch) lapsed because the first year's EPS target was not attained.

(12)
Includes 3,772 EIP 2014 RSUs and 1,284 of remaining unvested restricted stock equivalent to $30,000 in ADS's granted on March 15, 2013 in respect of Mr. Landless's appointment as a Non-Executive Director.

  Under the EIP, restricted stock was issued on payment by Mr. Landless of the nominal value of the underlying shares of £0.50 each shares. One third of the restricted stock vests on each of the first three anniversaries of the grant date.

(13)
Includes 77,000 IPO options, 2,900 time-based 2013 options, 8,100 market-value 2013 options, 11,500 performance-based 2013 options and 13,800 performance-based 2014 options (in the event the EPS targets are attained at stretch, an additional 6,900 performance-based 2014 options could be earned). As of the date hereof, 4,600 performance-based 2014 options (and 2,300 performance-based 2014 options for attaining the EPS target at stretch) lapsed because the first year's EPS target was not attained.

(14)
Includes 77,000 IPO options, 3,200 time-based 2013 options, 9,000 market-value 2013 options, 12,800 performance-based 2013 options and 5,490 performance-based 2014 options (in the event the EPS targets are attained at stretch, an additional 2,745 performance-based 2014 options could be earned). The performance period of the performance-based 2014 options for Mr. Rhodes was only one year. As of the date hereof, the 5,490 performance-based 2014 options (and 2,300 performance-based 2014 options for attaining the EPS target at stretch) lapsed because the EPS target was not attained.

(15)
Includes 51,000 IPO options, 2,200 time-based 2013 options, 6,100 market-value 2013 options, 8,700 performance-based 2013 options and 11,400 performance-based 2014 options (in the event the EPS targets are attained at stretch, an additional 5,700 performance-based 2014 options could be earned). As of the date hereof, the 3,800 performance-based 2014 options (and 1,900 performance-based 2014 options for attaining the EPS target at stretch) lapsed because the first year's EPS target was not attained.

(16)
Includes 36,600 IPO options, 5,000 time-based 2013 options, 10,000 performance-based 2013 options and 17,400 performance-based 2014 options (in the event the EPS targets are attained at stretch, an additional 8,700 performance-based 2014 options could be earned). As of the date hereof, 5,800 performance-based 2014 options (and 2,900 performance-based 2014 options for attaining the EPS target at stretch) lapsed because the first year's EPS target was not attained.

(17)
Includes 36,600 IPO options, 3,334 time-based 2013 RSUs, 8,334 performance-based 2013 RSUs and 17,400 performance-based 2014 RSUs (in the event the EPS targets are attained at stretch, an additional 8,700 performance-based 2014 RSUs could be earned). As of the date hereof, 5,800 performance-based 2014 RSUs (and 2,900 performance-based 2014 RSUs for attaining the EPS target at stretch) lapsed because the first year's EPS target was not attained and 1,667 of the time-based 2013 RSUs have settled.

Item 7.    Major Shareholders

A.    Major Shareholders.

The following table shows our major shareholders (shareholders that are beneficial owners of 5% or more of the Companies voting shares) as at December 31, 2014, based on notifications made to the Company or public filings:

Shareholder	Number of Ordinary Shares Beneficially Owned	Equivalent ADS Beneficially Owned	Percent(8)
Stonehill Group(1)	2,475,685	2,475,685	9.1%
T. Rowe Price Associates, Inc.(2)	3,424,061	3,424,061	12.6%
GMT Capital Group(4)	2,426,367	2,426,367	9.0%
Wellington Management Group LLP(3)	3,731,131	3,731,131	13.8%
Canton Group(5).	1,984,623	1,984,623	7.3%
Fidelity Group(6)	1,415,034	1,415,034	5.2%

(1)
This information is based on the Schedule 13G jointly filed on February 11, 2015 by Stonehill Capital Management LLC ("SCM"), a Delaware limited liability company, Stonehill Master Fund Ltd. ("Stonehill Master"), a Caymans Islands exempted company, John Motulsky, Christopher Wilson, Wayne Teetsel, Thomas Varkey, Jonathan Sacks, Peter Sisitsky, Michael Thoyer and Michael Stern (together with SCM, Stonehill Master and Messrs. Motulsky, Wilson, Teetsel, Varkey, Sacks, Sisitsky and Thoyer, the "Stonehill Group"). Includes (i) 1,407,629 ADSs (equivalent to 1,407,629 ordinary shares) beneficially owned by Stonehill Master, (ii) 2,475,685 ADSs (equivalent to 2,475,685 ordinary shares) beneficially owned by SCM (inclusive of the ADSs beneficially owned by Stonehill Master) and (iii) 2,475,685 ADSs (equivalent to 2,475,685 ordinary shares) beneficially owned by each of Messrs. Motulsky, Wilson, Teetsel, Varkey, Sacks, Sisitsky, Thoyer and Stern ("Stonehill Management") (inclusive of the ADSs beneficially owned by SCM). SCM is the investment adviser of Stonehill Master. The individuals comprising Stonehill Management are the managing members of SCM. Each member of the Stonehill Group disclaims beneficial ownership of such ordinary shares except to the extent of its or his pecuniary interest therein. The principal business address of each member of the Stonehill Group is c/o Stonehill Capital Management LLC, 885 Third Avenue, 30th Floor, New York, NY 10022.

(2)
This information is based solely on the Schedule 13G filed on February 10, 2015 by T. Rowe Price Associates, Inc. ("Price Associates"), a Maryland corporation, and T. Rowe Price Small-Cap Stock Fund Inc. ("Price Fund"), a Maryland corporation. Includes (i) 1,388,169 ADSs (equivalent to 1,388,169 ordinary shares) beneficially owned by Price Fund and (ii) 3,424,061 ADSs (equivalent to 3,424,061 ordinary shares) beneficially owned by Price Associates (inclusive of the ADSs beneficially owned by Price Fund). Price Associates is an investment adviser, including to Price Fund. Price Associates and Price Fund disclaim beneficial ownership of such ADSs and ordinary shares. The principal business of Price Associates and Price Fund is 100 E. Pratt Street, Baltimore, MD 21202.

(3)
This information is based solely on the Schedule 13G filed on February 12, 2015 by Wellington Management Group LLP ("Wellington") (formerly known as Wellington Management Company, LLP), a Massachusetts limited liability partnership. Wellington is an investment adviser and may be deemed to beneficially own 3,731,131 ordinary shares (equivalent to 3,731,131 ADSs) held by its clients. Wellington's principal business address is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(4)
This information is based solely on the Schedule 13G jointly filed on February 18, 2014 by GMT Capital Corp. ("GMT Capital"), a Georgia corporation, Bay Resource Partners, L.P. ("Bay"), a Delaware limited partnership, Bay II Resource Partners, L.P. ("Bay II"), a Delaware limited partnership, Bay

  Resource Partners Offshore Fund, Ltd ("Bay Offshore"), a Cayman Islands exempted company, and Thomas E. Claugus (collectively, the "GMT Capital Group"). Includes (i) 665,100 ADSs (equivalent to 665,100 ordinary shares) held by Bay, (ii) 500,300 ADSs (equivalent to 500,300 ordinary shares) held by Bay II, (iii) 1,013,167 ADSs (equivalent to 1,013,167 ordinary shares) held by Bay Offshore, (iv) 2,295,567 ADSs (equivalent to 2,295,567 ordinary shares) beneficially owned by GMT Capital (inclusive of the ADSs held by Bay, Bay II and Bay Offshore) and (v) 2,426,367 ADSs (equivalent to 2,426,367 ordinary shares) beneficially owned by Mr. Claugus (inclusive of the ADSs beneficially owned by GMT and 130,800 ADSs (equivalent to 130,800 ordinary shares) held by Mr. Claugus). GMT Capital is the general partner of Bay and Bay II and the discretionary investment manager of Bay Offshore. Mr. Claugus is the President of GMT Capital. The principal business address of each member of the GMT Capital Group is 2300 Windy Ridge Parkway, Suite 550 South, Atlanta, GA 30339.

(5)
This information is based solely on the Schedule 13G filed jointly on February 17, 2015 by Canton Holdings, L.L.C ("Canton"), a Delaware limited liability company, Archer Capital Management, L.P. ("Archer"), a Delaware limited partnership, Joshua A. Lobel and Eric J. Edidin (together with Canton, Archer and Messrs. Lobel and Edidin, the "Canton Group"). Includes (i) 1,984,623 ADSs (equivalent to 1,984,623 ordinary shares) beneficially owned by Archer, (ii) 1,984,623 ADSs (equivalent to 1,984,623 ordinary shares) beneficially owned by Canton (inclusive of the ordinary shares beneficially owned by Archer) and (iii) 1,984,623 ADSs (equivalent to 1,984,623 ordinary shares) beneficially owned by each of Messrs. Lobel and Edidin (inclusive of the ordinary shares beneficially owned by Canton). Canton is the general partner of Archer, which is the investment manager for certain private investment funds. Messrs. Lobel and Edidin are principals of Canton. The principal business address of each member of the Canton Group is 570 Lexington Avenue, 40th Floor, New York, NY 10022.

(6)
This information is based solely on the Schedule 13G filed jointly on February 13, 2015 by FMR LLC ("FMR"), a Delaware limited liability company, Edward C. Johnson 3d and Abigail P. Johnson (together with FMR and Mr. Johnson, the "Fidelity Group"). Includes 1,415,034 ADSs (equivalent to 1,415,034 ordinary shares) beneficially owned by FMR and (ii) 1,415,034 ADSs (equivalent to 1,415,034 ordinary shares) beneficially owned by each of Mr. Johnson and Ms. Johnson (inclusive of the ADSs beneficially owned by FMR). FMR is the sole owner of Fidelity Management & Research Company, which is an investment manager for various investment companies. Members of Mr. Johnson's family, including Ms. Johnson, are deemed to form a controlling group with respect to FMR. The principal business address of each member of the Fidelity Group is 245 Summer Street, Boston, MA 02210.

(7)
Based upon the percentage of the total ordinary share capital in issue. As at December 31, 2014 this was 27,096,691 ordinary shares (December 31, 2013: 27,001,924).

Between January 1, 2014 and December 31, 2014:

  ▪
  the percentage of our ordinary shares beneficially owned by (i) Price Associates increased from 10.6% to 12.6%, (ii) the Stonehill Group decreased from 11.8% to 9.1% and (iii) Wellington increased from 8.2% to 13.8%;

  ▪
  the Fidelity Group became a major shareholder; and

  ▪
  entities and persons affiliated with Cetus Capital II, LLC (the "Cetus Group") and entities affiliated with Barclays PLC (the "Barclays Group") ceased to be major shareholders of the Company. The percentage of our ordinary shares beneficially owned by (i) the Cetus Group decreased from 7.2% to 4.5% and (ii) the Barclays Group decreased from 5.9% to 0.02%.

Between January 1, 2013 and December 31, 2013:

  ▪
  the percentage of our ordinary shares beneficially owned by (i) T. Rowe Price Associates Inc. increased from 6.9% to 10.7% and (ii) the Stonehill Group decreased from 17.4% to 11.8%;

  ▪
  the Canton Group and the GMT Capital Group each became a major shareholder; and

  ▪
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

  ▪
  the percentage of our ordinary shares beneficially owned by (i) the Stonehill Group decreased from 23.4% to 17.4% and (ii) the Marathon Group increased from 12.5% to 9.3%;

  ▪
  Wellington and T. Rowe Price Associates Inc. each became a major shareholder. Wellington increased its beneficial ownership of our ordinary shares from 0% to 8.9% and T. Rowe Price Associates Inc. increased its beneficial ownership of our shares from 0% to 6.9%; and

  ▪
  entities or persons affiliated with Avenue Capital Group ceased to be major shareholders of the Company, decreasing its beneficial ownership of our ordinary shares from 12.0% to 4.5%.

Voting Rights

Major shareholders have the same voting rights per share as all other ordinary shareholders.

Share split

Following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014 and change in ADR ratio on June 9, 2014, each £0.50 ordinary share represents one American Depositary Share ("ADS"). The share split and ratio change were proposed for administrative convenience and simplicity, in particular to enable us to present earnings per ordinary share equal to earnings per ADS to avoid the complexity of presenting different earnings per share measures given that previously each £1 ordinary share represented two ADSs.

U.S. Resident Shareholders of Record

BNY (Nominees) Limited is the holder of record for the company's ADR program, pursuant to which each ADS represents one Ordinary Share of £0.50 each. At January 23, 2015, BNY (Nominees) Limited held 25,561,551Ordinary Shares representing 94% of the issued share capital held at that date. As at that date, we had a further 76,512 Ordinary shares held by four U.S resident shareholders of record, representing approximately 2% of total voting power. Certain of these ordinary shares and ADSs were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the U.S. is not representative of the number of beneficial holders or of the residence of beneficial holders.

B.    Related Party Transactions

On February 5, 2014, as a part of a relocation, one of the subsidiary companies of the Group purchased outright the residential property of David Rix, a member of our executive management board. The property was valued on an arm's length basis by third parties with a purchase price of $1.3 million. This asset is currently held as a current asset classified as held for sale in the Group balance sheet. During 2014, to reflect the general decline in property values at the location in question we revised the fair value of the property down to $1.2 million.

Other than that noted above, since January 1, 2011, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of our directors, members of our executive management board, associates, holders of more than 10% of any class of our voting securities, or any affiliates or member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe where required in "Management."

C.    Interests of experts and counsel

Not applicable.

Item 8.    Financial Information.

A.    Consolidated Statements and Other Financial Information.

See "Item 18. Financial Statements."

  Dividend Distribution policy

We did not declare or pay any dividends on our ordinary shares in 2009, 2010 or 2011. In July 2012, our board of directors declared an interim dividend of £0.25 per £1 ordinary share (equal to $0.39 per £1 ordinary share at an exchange rate of $1.57:£1), totaling $3.8 million, which was paid on August 10, 2012. Our first quarterly dividend of $0.10 per ADS was declared and paid in October 2012 to holders of our ordinary shares as of September 30, 2012. In 2013 interim dividends totaling $2.7 million ($0.10 per ADS) were paid on February 6, 2013, May 8, 2013, August 7, 2013 and November 6, 2013. In 2014 interim dividends totaling $2.7 million ($0.10 per ADS) were paid on February 5, 2014, May 7, 2014, August 6, 2014 and November 5, 2014. The declaration and payment of these dividends and any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by our indebtedness, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant. As with the all the dividends declared to date, we expect future dividends to be paid out of our earnings. See Item 5, "Operating and Financial Review and Prospects" and Item 3.D, "Risk Factors"—Our ability to pay regular dividends on our ordinary shares is subject to the discretion of our board of directors and will depend on many factors, including our results of operations, cash requirements, financial condition, contractual restrictions, applicable laws and other factors, and may be limited by our structure and statutory restrictions and restrictions imposed by the Senior Facilities Agreement and Loan Notes due 2018 as well as any future agreements.

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

B.    Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no significant changes since December 31, 2014.

Item 9.    The Offer and Listing.

A.    Offer and Listing Details

Price History of Stock

Following the listing of our ordinary shares, in the form of ADSs evidenced by ADRs, on October 3, 2012 on the New York Stock Exchange, the following table sets forth, for the periods indicated, the reported high and low prices quoted in USD.

	Price Per ADS
	High	Low
	(in USD)
Annual
2014	22.05	13.44
2013	21.16	12.03
Quarter
2014
First Quarter	22.05	18.76
Second Quarter	20.83	16.91
Third Quarter	17.21	13.44
Fourth Quarter	22.05	18.76
2013
First Quarter	16.36	12.03
Second Quarter	19.00	14.62
Third Quarter	17.79	15.26
Fourth Quarter	21.16	16.04
Month
2014
July	20.40	18.65
August	19.33	18.60
September	19.08	16.68
October	17.21	14.16
November	16.18	14.07
December	15.84	13.44

B.    Plan of Distribution

Not applicable

C.    Markets

As at December 31, 2014, 29,208,191 ADSs of Luxfer Holdings PLC are listed on the New York Stock Exchange ("NYSE"). The depositary for the ADSs holds one £0.50 ordinary share for every ADS. Prior to this listing, no public market existed for our ordinary shares. Our ordinary shares are listed, in the form of ADSs evidenced by ADRs, on the NYSE under the symbol "LXFR".

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will generally be taxed at the lower rate applicable to qualified dividend income, provided that (1) the ADSs are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that has been approved by the Internal Revenue Service for purposes of the qualified dividend rules, (2) we are not a passive foreign investment company (a "PFIC") for either our taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange. Based on our financial statements and current expectations regarding our income, assets and activities, we believe that we were not a PFIC in 2014 and do not anticipate becoming a PFIC in 2015 or in the foreseeable future. If we were to be a PFIC for any taxable year during which a U.S. Holder holds our shares, certain adverse U.S. federal income tax consequences (including, but not limited to, dividends received by non-corporate U.S. Holders being treated as other than qualified dividends) could apply. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs.

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

Taxation of Dispositions of ADSs

Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS equal to the difference between the amount realized (in U.S. dollars) for the ADS and your tax basis (in U.S. dollars) in the ADS. The gain or loss will generally be capital gain or loss. If you are a non- corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss.

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

This section is based on current U.K. tax law as applied in England and published HM Revenue & Customs ("HMRC") practice as at the date of this annual report, both of which are subject to change, possibly with retrospective effect.

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

For the year ended December 31, 2014, our revenue by origin of manufacture and destination of sales, as a percentage of our consolidated revenue for continuing operations, were as follows:

Revenue by Geographic Destination
2014

Geographic Region	Percentage of Revenue
North America	47%
European Community excluding U.K	21%
Asia Pacific	15%
Africa	1%
Other Europe	1%
United Kingdom	11%
South & Central America	4%

Revenue by Geographic Origin
2014

Geographic Region	Percentage of Revenue
North America	54%
United Kingdom	29%
Other Europe	16%
Asia Pacific	1%

In 2014, 50%, 11% and 18% of our sales revenue from continuing operations was denominated in U.S. dollars, pound sterling and euro respectively.

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

The chart below shows the monthly rates used to translate our U.K. and European operations over the last year:

Translation Exchange Rates - 2014 v 2013

  Translation risk on net assets

We hold significant assets in the United States, United Kingdom and continental Europe, and we have in the past used either forward foreign currency exchange contracts or local currency debt to hedge translation risk on our net assets. Since 2004, we have not engaged in the use of forward foreign currency exchange contracts for the purpose of hedging translation risk, although we may in the future enter into other similar arrangements when we believe it appropriate. We use local denominated debt externally provided by third parties, in various forms and to various levels, to hedge the exchange rate risks. We had net assets employed in North America and continental Europe of $139.6 million and $45.2 million respectively, and net liabilities held in the United Kingdom of $14.8 million as of December 31, 2014. Of the $139.6 million net assets in North America, $22.1 million related to goodwill with a functional currency of pound sterling, the functional currency of the holding company, Luxfer Holdings PLC, following the transition to IFRS. Net assets in other regions only totaled $5.4million and therefore were not a significant risk. Following the change in presentation currency to U.S. dollars, we are now exposed to translation risk for the U.K. and all other non-U.S. net assets plus the U.S. goodwill, which in total is $67.9 million. Depreciation of the U.S. dollar compared to the pound sterling positively affects the value of our assets that are exposed to translation risk as reported in U.S. dollars in our consolidated financial statements and, conversely, the appreciation of the U.S dollar has a negative impact on the value of those assets.

As at December, 31, 2014, the U.S. dollar had strengthened by approximately 6% against pound sterling and by approximately 14% against the euro, compared to December, 31, 2013. These movements in conjunction with exchange rate movements of our other overseas investments, which are principally denominated in Czech koruna, Chinese renminbi, Canadian dollars and Australian dollars, decreased our consolidated net assets by $10.8 million, which we reported in our statement of other comprehensive income. As of December 31, 2014, we estimate that a 10% appreciation in the U.S. dollar against the other currencies of our operations would have decreased the value of our consolidated net assets by approximately $15.0 million.

  Translation risk on revenue and operating profits

The impact of changes in exchange rates on our reported revenue and operating profit is dependent on changes in average exchange rates in one year when compared to another. The chart above plots the pound sterling and euro exchange rates against U.S. dollars. The table below shows the impact of such shifts in average exchange rates had on our financial results. On average, the translation exchange rate was £0.6080 per $1 in 2014 and €0.7584 per $1 in 2013.

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	FY 2014
	(in $ millions)
All currencies—translation impact—gain/(loss)
Revenue	$2.7	$3.7	$1.3	$(3.4)	$4.3
Operating profit	0.4	0.3	0.1	0.1	0.9

The table above also indicates the impact of movements in the exchange rate of pound sterling, the euro and other currencies against the U.S. dollar for 2014. We estimate that a 10% appreciation in the U.S. dollar against the other currencies of our operations in 2014 would have decreased our operating profit by approximately $1.0 million.

  Hedging of currency translation risk

The gains and losses arising from our exposure to movements in foreign currency exchange rates are recognized in the statement of other comprehensive income.

We cannot easily hedge the impact of translation risk on our operating profits, but we are able to hedge the translation risk on our overseas net assets. The two common methods are through either bank borrowing denominated in the foreign currency or use of forward foreign currency exchange contracts. We have hedged this risk through bank borrowings denominated in the same currencies as the net assets they help to fund. We can draw down amounts under our Revolving Credit Facility in U.S. dollars, pound sterling and euro and we can also issue notes through our Shelf Facility in U.S. dollars, pound sterling and euro. As of December 31, 2014, we had $117.0 million of debt denominated in U.S. dollars and £4.7 million of debt denominated in pound sterling (as of December 31, 2013 we had $65.0 million of debt denominated in U.S. dollars). We have on occasion also used forward foreign currency exchange contracts to hedge this exposure. However, this approach is less desirable than the use of bank debt because it requires the cash settlement of the contracts, which exposes us to an additional cash flow risk. As a result, we have not used such hedges in recent years. We also report any gains and losses on hedging instruments in the statement of other comprehensive income, offsetting the exchange movements on overseas net assets.

  Currency transaction risk

In addition to currency translation risk, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or sales transaction in a currency other than its functional currency. Matching sales revenues and costs in the same currency reduces currency transaction risk.

Our U.S. operations have little currency exposure, as most purchases, costs and revenue are denominated in U.S. dollars. In our U.K. operations, purchases of raw materials and sales are conducted in a large number of countries and in differing currencies, while other operating costs are generally incurred in pound sterling, resulting in exposure to changes in foreign exchange rates. For example, purchases of raw materials are denominated principally in U.S. dollars, and a large portion of our sales by U.K. operations are in euros.

The analysis of our revenue by destination and origin demonstrates that, although 29% of our product sales revenue originates from manufacturing facilities in the United Kingdom, only 11% of our revenue is derived from sales to customers within the United Kingdom. The remaining percentage of revenue is generated from exports outside the United Kingdom. We sold 18% of our products into the countries that have adopted the euro, but we only manufactured 11% of our goods in the euro-zone. As a result, movement in the exchange rate between the euro and the pound sterling is our largest currency transaction risk. We estimate the net exposure to the euro between sales and purchases equates to a gross profit exposure varying between €40 million and €50 million a year, fluctuating due to changes in sales, which will vary due to market demand factors. The geographic sales analysis shows that the U.S. dollar is another potential source of currency transaction risk for our U.K. operations, with sales of products denominated in U.S. dollars extending beyond North America, as many of our sales to Asia are also priced in U.S. dollars. The U.K. operations are exposed to a transaction risk, with export sales being priced in U.S. dollars, and have an estimated $10 million to $30 million net sales risk per year. We manage transaction risk on the sales and purchase cash flows separately, using separate sell and buy forward currency contracts, rather than on a net basis.

  Hedging of currency transaction risk

To mitigate our exposure to currency transaction risk, we operate a policy of hedging all contracted commitments in foreign currency, and we also hedge a substantial portion of non-contracted forecast currency receipts and payments for up to eighteen months forward.

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

As of December 31, 2014, we held various foreign currency exchange contracts designated as hedges in respect of forward sales for U.S. dollars, euros, Japanese yen and Australian dollars for the receipt of pound sterling or euros. For our largest risk exposure, euro to pound sterling, we had hedges in place for 2015 covering approximately 60% of our forecasted sales. We also held foreign currency exchange contracts designated as hedges in respect of forward purchases for U.S. dollars by the sale of pound sterling. The contract totals in pound sterling, range of maturity dates and range of exchange rates are disclosed below:

Sales hedges as at December 31, 2014
	U.S. dollars	Euros	Japanese Yen
Contract totals/£M	30.5	38.8	0.1
Maturity dates	01/15 to 06/16	01/15 to 06/16	01/15 to 01/15
Exchange rates	$1.2970 to $1.7098	€1.1584 to €1.2802	¥186.3 to ¥186.3

Sales hedges as at December 31, 2014
Australian Dollars
Contract totals/€M	6.7
Maturity dates	01/15 to 03/15
Exchange rates	$1.5082 to $1.5898

Purchase hedges as at December 31, 2014
	U.S. dollars	Euros	Canadian dollars
Contract totals/£M	17.6	N/A	N/A
Maturity dates	01/15 to 06/16	N/A	N/A
Exchange rates	$1.5330 to $1.7103	N/A	N/A

The fair value of the above hedges was $0.2 million as of December 31, 2014. Under "International Accounting Standard 39—Financial Instruments: Recognition and Measurement," a gain of $0.8 million has been deferred from recognition in our consolidated income statement until 2015, because it relates to effective hedges against forecasted sales and purchases in 2015 and 2016. We disclose the amount deferred separately under hedging reserve in our consolidated balance sheet.

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

In 2013 raw material prices generally decreased or stabilized. The average LME price for aluminum was $1,887 per metric ton in 2013, a reduction of $162 per metric ton, or 8%, from the 2012 equivalent figure. Magnesium costs reduced in 2013 compared to the previous year with the average price of Chinese magnesium on a free on board basis being $2,713 per metric ton, a $401 per metric ton difference in 2013 compared to 2012. 2013 saw market conditions for rare earth chemicals stabilize further, with the quoted Asian Metal Index price of cerium carbonate, a raw material which has had a significant impact on the business over the previous few years, reduce progressively during the year, closing at approximately $8 per kilogram by December 2013.

In 2014 raw material prices generally were stable. The average LME price for aluminum was $1,896 per metric ton in 2014, an increase of $9 per metric ton, less than 1%, from the 2013 equivalent figure. However, the LME price for aluminum was more volatile during the year. Our purchase cost of aluminum raw materials was also adversely impacted by the significant risk in specific premiums added to the LME price, by suppliers, these premiums being for physical delivery and specific alloy types. For example, the United States Mid-Western transaction price for aluminum increased from $259 per metric ton to $526 per metric ton and there were similar increases for delivery premiums in Europe. Magnesium costs reduced in 2014 compared to the previous year with the average price of Chinese magnesium on a free on board basis being $2,496 per metric ton, a $217 per metric ton difference in 2014 compared to 2013. 2014 saw market conditions for rare earth chemicals stabilize further, with the quoted Asian Metal Index price of cerium carbonate, a raw material which has had a significant impact on the business over the previous several years, decrease progressively during the year, closing at approximately $4.5 per kilogram by December 2014.

Utility costs slightly increased by $0.2 million in 2014 compared to 2013 with the increase in costs being due to higher usage of gas and electricity, with two new acquisitions in the year; partially set off by a decrease in unit costs of electricity, gas and water mainly as a result of the global reduction in energy prices during the year. We continue to seek further cost savings in this area, especially given the risk of higher water and energy costs in the long-term.

Primary aluminum is a global commodity, with its principal trading market on the LME. In the normal course of business, we are exposed to aluminum price volatility to the extent that the prices of aluminum purchases are more closely related to the LME price than the sales prices of certain of our products. Our Gas Cylinders division will buy various aluminum alloys, in log, sheet, or tube form, and the contractual price will usually include an LME-linked base cost plus a premium for a particular type of alloy and the cost of casting, rolling or extruding. The price of high-grade aluminum, which is actively traded on the LME, has fluctuated significantly in recent years as shown in the LME price graph below. The price remains volatile and difficult to predict. Since aluminum is the Gas Cylinders division's largest single raw material cost, these fluctuations in the cost of aluminum can affect this division's and our financial results. In order to help mitigate this risk, we enter into LME- related transactions in the form of commodity contracts. Historically we have also ordered a certain amount of our aluminum billet purchases on a forward fixed price.

The three-month LME price for primary aluminum was as follows from January 1, 2011 through December 31, 2014

LME three month price for primary aluminum January 2011 to December 2014

Source: London Metal Exchange

We estimate that changes in the LME price of aluminum will normally take approximately three months to impact our reported costs of sales and operating profits. In the later stages of 2011, the average three month LME cost of primary aluminum began to fall, and this reduction continued in the first nine months of 2012, recovering slightly by December 2012. This overall reduction in 2012 reduced our cost base in 2012 by $1.3 million compared to 2011. The LME price reduced in 2013 also, reducing our cost base on 2012 by $0.4 million. In 2014 there was little change in the LME, though the price fluctuated during the year. The impact of the higher delivery premiums was approximately $1.6 million, based on the purchase of approximately 12,000 metric tons of aluminum raw materials.

We estimate the average LME cost of our hedges was $2,008 per metric ton in 2014, $2,173 per metric ton in 2013 and $2,220 per metric ton in 2012.

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

In 2014, approximately 62% of our price risk on primary aluminum costs was covered with LME hedges. Together, we estimate we have 60% and 25% of our forecasted price risk of aluminum covered by LME derivative contracts for 2015 and 2016 respectively.

Our hedging policy is designed to enable us to benefit from a more stable cost base. The effect of the LME-related transactions we enter into is to mitigate the unfavorable impact of price increases on aluminum purchases. Under IFRS, similar to the treatment of derivative financial instruments used to hedge foreign currency risk, the change in the fair value of the LME contracts that relate to future transactions is deferred and held in an equity hedging reserve account. Gains and losses derived from such commodity contracts are reflected in the cost of goods sold when the underlying physical transaction takes place. The LME contracts we had at the end of 2014 had a mark-to-market gain of $0.6 million, which was deferred and included in the equity hedging reserve account. This compares to a mark-to-market loss of $1.2 million in 2013.

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

Effect of Interest Rate Movements

  Interest Rate Risk

As at December 31, 2014, we had both fixed rate and variable rate debt outstanding on our consolidated balance sheet. As a result of this exposure, we have in the past hedged interest payable under our floating rate indebtedness based on a combination of forward rate agreements, interest rate caps and swaps. There were no fixed or variable rate interest hedge agreements in place at December 31, 2014 and December 31, 2013.

On May 13, 2011, we entered into the Senior Facilities Agreement and Note Purchase Agreement, providing a variable interest rate Term Loan and Revolving Credit Facility and fixed rated Loan Notes due 2018. This debt was all drawn down on June 15, 2011. The Loan Notes due 2018 have a $65 million principal amount and a fixed rate of interest of 6.19%. The Term Loan was fully repaid in October 2012 and under the revised agreement, the value of debt repaid could be re-drawn against the revolving credit facility available in pound sterling, U.S. dollars or euros. Following an amendment to the Senior Facilities Agreement on March 25, 2014, we are able to draw down up to a maximum aggregate principal amount of $150 million, of which $34.3 was outstanding at December 31, 2014. The variable interest charged is linked to LIBOR (or, in the case of euro loans, EURIBOR).

On September 18, 2014, we entered into the Note Purchase and Private Shelf Agreement. The Loan Notes due 2021 issued thereunder have a $25 million principal amount and a fixed rate of interest of 3.67%. Up to an additional $50 million in senior notes may be issued under the Shelf Facility, which will bear interest at a fixed rate set at the time of issuance.

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

During the year ended December 31, 2014, we received $0.5 million in fees from the depositary of our ADSs.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

None

Item 14.    Material Modifications To The Rights of Security Holders and Use of Proceeds.

Not applicable

Item 15.    Controls & Procedures.

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the Executive Management Board, which is responsible for the management of the internal controls, and which includes the Chief Executive Officer and the Group Finance Director. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of December 31, 2014, the Chief Executive Officer and Group Finance Director have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report in ensuring that information required to be recorded, processed, summarized and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Principal Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosure.

In accordance with the requirements of section 404(a) of Sarbanes-Oxley, the following report is provided by management in respect of our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934):

  ▪
  management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

  ▪
  management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission;

  ▪
  management has assessed the effectiveness of internal control over financial reporting, as at December 31, 2014 and has concluded that such internal control over financial reporting was effective. In addition, there have been no changes in the Group's internal control over financial reporting during 2014 that have materially affected, or are reasonably likely to affect materially, the Group's internal control over financial reporting.

Item 16.    [Reserved]

Item 16a.    Audit Committee Financial Expert

During the year ended December 31, 2014, David Landless served as a Non-Executive Director and as the audit committee financial expert and is independent for the purposes of Rule 10A-3 of the Exchange Act, the U.K. Corporate Governance Code and NYSE Section 303A.02.

Item 16b.    Code of Ethics

The Company has adopted a formal code of ethics applicable all employees, including to the chief executive officer, group financial director and group financial controller.

The Company's code of ethics is available on our website at http://www.luxfer.com/governance/code_of_ethics_and_business_conduct.asp.

Item 16c.    Principal Accountant Fees and Services

Ernst & Young LLP (E&Y) acted as our independent auditor for the fiscal years ended December 31, 2014 and December 31, 2013. The table below sets out the amount billed to us by E&Y for services performed in the year ended December 31, 2014 and 2013 and breaks down these amounts by category:

	2014	2013
	$ Millions
Audit Fees	1.1	1.0
Audit Related Fees	—	0.1
Tax Fees
Tax Compliance Fees	0.3	0.4
Tax Advisory Fees	0.2	0.2

Total	1.6	1.7

Audit Fees

Audit fees in 2014 and 2013 were related to the audit of our consolidated financial statements and other audit services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related fees in 2013 were related to assurance services in connection with the audit of our consolidated financial statements.

Tax Fees

Tax Compliance and Tax Advisory fees in 2014 and 2013 were related to tax compliance and tax planning services.

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

Item 16f.    Change in the Registrants Certifying Accountant

Not applicable.

Item 16g.    Corporate Governance

  Corporate governance practices

Our ADSs are listed on the New York Stock Exchange (NYSE). As a foreign private issuer, we rely on a provision in the NYSE's Listed Company Manual that permits us to follow home-country practice in lieu of certain NYSE corporate governance requirements. As a U.K. company, our corporate governance practices are governed by our Articles and the Companies Act. The significant differences between our corporate governance practices as a U.K. company and those required by NYSE listing standards for U.S. companies are as follows:

  Independence

The NYSE listing standards provide that listed companies must have a majority of independent directors and that both the nominating / corporate governance committee and the compensation committee must consist solely of independent directors. Under NYSE rule 303A.02, a director qualifies as independent only if the board affirmatively determines that such director has no material relationship with the company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company. In addition, in affirmatively determining the independence of any director who will serve on the compensation committee of the listed company's board of directors, the board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the listed company which is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to (i) the source of compensation of such director (including any consulting, advisory or other compensatory fee paid by the listed company to such director) and (ii) whether such director is affiliated with the listed company, a subsidiary of the listed company or an affiliate of a subsidiary of the listed company . Moreover, the NYSE listing standards enumerate a number of relationships that preclude independence.

The NYSE listing standards also provide that listed companies must have an audit committee that (i) satisfies the requirements of Rule 10A-3 under the Exchange Act, which, among other things, requires each member of the audit committee to be independent within the meaning of the Rule, subject to certain exemptions, and (ii) satisfies the requirements for independence set out in NYSE rule 303A.02.

Since we are a foreign private issuer, we have not needed to make an affirmative determination that our Non-Executive Directors are independent for the purposes of NYSE rule 303A.02. However, we have determined that our Non-Executive Directors are independent for the purposes of Rule 10A-3 under the Exchange Act.

  Committees

We have board committees that are different than those required by NYSE rules for listed U.S. companies.

For instance, in addition to the independence requirement described above, the nominating / corporate governance committee of a listed U.S. company must have (i) a written charter that addresses certain corporate governance matters and (ii) an annual performance evaluation of the committee. Our nomination committee comprises a majority of Non-Executive Directors who are independent under the U.K. Corporate Governance Code. Moreover, our nomination committee has written terms of reference that are generally responsive to the recommendations under and that are available on our website. The Companies Act does not require us to establish, and we have not established, a corporate governance committee.

Furthermore, in addition to the independence requirement described above, the compensation committee of a listed U.S. company must have (i) a written charter that addresses certain corporate governance matters and (ii) an annual performance evaluation of the compensation committee and (iii) the rights and responsibilities of the compensation committee set forth in NYSE rule 303A.05(c). Our remuneration committee comprises a majority of Non-Executive Directors who are independent under the U.K. Corporate Governance Code. Moreover, our compensation committee has written terms of reference that are generally responsive to the recommendations under the U.K. Corporate Governance Code and that are available on our website.

Finally, in addition to the independence requirement described above, the audit company of a U.S. listed company must (i) satisfy the other requirements of Rule 10A-3 under the Exchange Act, (ii) have a minimum of three members, and (iii) have a written charter that addresses certain corporate governance matters. Our audit committee comprises four Non-Executive Directors who are independent for purposes of Rule 10A-3 under the Exchange Act and satisfies the other requirements of Rule 10A-3 under the Exchange Act. Moreover, our audit committee has written terms of reference that are generally responsive to the requirements under NYSE rule 303A.07 and which are available on our website.

  Equity Compensation Plans

U.S. listed companies must give shareholders the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. We comply with legal requirements under the Companies Act 2006 and our Articles of Association regarding shareholder approval required in respect of equity compensation plans. Such requirements do not require shareholder approval of equity compensation plans and certain revisions thereof in all circumstance for which the NYSE rules applicable to the U.S. listed companies require such shareholder approval.

  Corporate Governance Guidelines

U.S. listed companies are required to adopt and disclose corporate governance guidelines. There is no equivalent recommendation under the U.K. Corporate Governance Code.

  Code of Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. The Companies Act 2006 does not require us to adopt a Code of Ethics. See Item 16b. Code of Ethics.

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
2.1
Form of specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form F-1 (file no. 333-178278), as amended, initially filed with the SEC on December 2, 2011)
2.2
Form of Deposit Agreement among Luxfer Holdings PLC, The Bank of New York Mellon and holders of American Depositary Receipts (incorporated by reference to Exhibit 2.2 to our Registration Statement on Form F-1 (file no. 333-178278), as amended, initially filed with the SEC on December 2, 2011)
2.3
Note Purchase Agreement dated as of May 13, 2011 by and among BA Holdings, Inc. and the parties named therein, as amended on November 30, 2012 and March 25, 2014. (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F (file no. 001-35370) filed with the SEC on March 31, 2014)
2.4	Third Amendment dated as of September 18, 2014 to Note Purchase dated as of May 13, 2011 by and among BA Holdings, Inc. and the parties named therein
2.5
Senior Facilities Agreement dated as of May 13, 2011, as amended and restated on March 25, 2014 by and among Luxfer Holdings PLC and the parties named therein (incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F (file no. 001-35370) filed with the SEC on March 31, 2014)
2.6	Note Purchase and Private Shelf Agreement dated as of September 18, 2014
4.1	Executive Share Option Plan (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-178278), as amended, initially filed with the SEC on December 2, 2011)
4.2
Long-Term Umbrella Incentive Plan (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-178278), as amended, initially filed with the SEC on December 2, 2011)
4.3	Amendment No. 1 to Long-Term Umbrella Incentive Plan (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F (file no. 001-35370), filed with the SEC on March 29, 2013)
4.4	Amendment No. 2 to Long-Term Umbrella Incentive Plan (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F (file no. 001-35370), filed with the SEC on March 29, 2013)

4.5	Amended and Restated Non-Executive Director Equity Incentive Plan (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (file no. 001-35370), filed with the SEC on March 29, 2013)
8.1	List of Subsidiaries (included under Item 4.C "Organizational Structure" in this Annual Report on Form 20-F)
12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934—Brian Gordon Purves
12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934—Andrew Michael Beaden
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)—Brian Gordon Purves
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)—Andrew Michael Beaden
15.1	Consent of Ernst & Young LLP

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Luxfer Holdings PLC
March 19, 2015	By:	/s/ Andrew Michael Beaden
Andrew Michael Beaden
Group Finance Director

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Luxfer Holdings PLC

We have audited the accompanying consolidated balance sheets of Luxfer Holdings PLC as of December 31, 2014 and 2013, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated cash flow statement and consolidated changes in equity, for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Luxfer Holdings PLC at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP

March 19, 2015

LUXFER HOLDINGS PLC
CONSOLIDATED INCOME STATEMENT
All amounts in millions

	Notes	2014 $M	2013 $M	2012 $M
CONTINUING OPERATIONS
REVENUE	2	489.5	481.3	511.6

Cost of sales		(376.6)	(363.5)	(385.7)

Gross profit		112.9	117.8	125.9
Distribution costs		(8.1)	(6.5)	(6.9)
Administrative expenses		(59.7)	(52.2)	(50.4)
Share of results of joint ventures	14	(0.3)	0.1	(0.1)

TRADING PROFIT	2	44.8	59.2	68.5
Restructuring and other expense	5	(3.9)	(2.7)	(2.1)

OPERATING PROFIT	3	40.9	56.5	66.4
Other income (expense):
Acquisitions and disposals	5	4.5	(0.1)	(0.8)
Finance income
Interest received	7	0.5	0.3	0.2
Finance costs
Interest costs	8	(6.6)	(6.2)	(6.7)
IAS 19—retirement benefits finance charge	8	(2.7)	(3.8)	(3.6)
Unwind of discount on contingent consideration from acquisitions	8	(0.3)	—	—

PROFIT ON OPERATIONS BEFORE TAXATION		36.3	46.7	55.5
Tax expense	9	(7.1)	(12.6)	(16.0)

NET INCOME FOR THE YEAR		29.2	34.1	39.5

Attributable to:
Equity shareholders		29.2	34.1	39.5

Earnings per share:
Basic
Unadjusted	10	$1.09	$1.27	$1.84

Diluted
Unadjusted	10	$1.05	$1.22	$1.81

LUXFER HOLDINGS PLC
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
All amounts in millions

	Notes	2014 $M	2013 $M	2012 $M
Net income for the year		29.2	34.1	39.5

Other comprehensive income movements
Items that may be reclassified to the income statement:
Exchange differences on translation of foreign operations		(10.8)	3.1	2.9
Fair value movements in cash flow hedges		1.4	(0.8)	(0.1)
Transfers to income statement on cash flow hedges		0.1	—	(0.2)
Exchange differences on translation of hedging reserve		0.2	—	—
Deferred tax on cash flow hedges		(0.5)	0.1	—

Hedge accounting income adjustments		1.2	(0.7)	(0.3)
Total hedge accounting and translation of foreign operation movements		(9.6)	2.4	2.6

Items that will not be reclassified to the income statement:
Remeasurement of defined benefit retirement plans	29	(35.4)	23.7	(17.4)
Deferred tax on retirement benefit remeasurements	23	8.9	(9.1)	2.9

Retirement benefit changes		(26.5)	14.6	(14.5)

Total other comprehensive income movements for the year		(36.1)	17.0	(11.9)

Total comprehensive (loss) / income for the year		(6.9)	51.1	27.6

Attributed to:
Equity shareholders		(6.9)	51.1	27.6

LUXFER HOLDINGS PLC
CONSOLIDATED BALANCE SHEET
All amounts in millions

	Notes	December 31, 2014	December 31, 2013
		$M	$M
ASSETS
Non-current assets
Property, plant and equipment	11	143.8	137.9
Intangible assets	12	93.3	41.4
Investments	14	7.4	7.9
Deferred tax assets	23	19.2	15.8

		263.7	203.0
Current assets
Inventories	15	104.6	94.1
Trade and other receivables	16	73.6	68.6
Income tax receivable		2.1	2.0
Cash and short term deposits	17	14.6	28.4

		194.9	193.1
Assets classified as held for sale	32	1.2	—

		196.1	193.1

TOTAL ASSETS		459.8	396.1

EQUITY AND LIABILITIES
Capital and reserves
Ordinary share capital	18	25.3	25.3
Deferred share capital	18	150.9	150.9
Share premium account	20	56.2	55.6
Retained earnings	20	308.8	317.3
Own shares held by ESOP	18	(0.4)	(0.5)
Other capital reserves	18	3.7	2.6
Hedging reserve	20	0.9	(0.3)
Translation reserve	20	(36.2)	(25.4)
Merger reserve	20	(333.8)	(333.8)

Capital and reserves attributable to the Group's equity holders		175.4	191.7

Total equity		175.4	191.7

Non-current liabilities
Bank and other loans	21	121.4	63.8
Retirement benefits	29	90.9	67.6
Deferred tax liability	23	2.0	5.5
Contingent consideration	25	2.6	—
Provisions	22	2.1	2.2

		219.0	139.1
Current liabilities
Trade and other payables	24	62.8	63.2
Current income tax liabilities		0.5	0.3
Provisions	22	2.1	1.8

		65.4	65.3

Total liabilities		284.4	204.4

TOTAL EQUITY AND LIABILITIES		459.8	396.1

LUXFER HOLDINGS PLC
CONSOLIDATED CASH FLOW STATEMENT
All amounts in millions

	Notes	2014	2013	2012
		$M	$M	$M
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		29.2	34.1	39.5
Adjustments to reconcile net income for the year to net cash from operating activities:
Income taxes	9	7.1	9.6	11.1
Deferred income taxes	9	—	3.0	4.9
Depreciation and amortization		18.1	15.8	14.7
Charges on retirement benefit obligations	5	—	1.7	—
Share based compensation charges	6	1.8	1.8	0.8
Loss on disposal of property, plant and equipment	3	0.3	0.3	—
Net interest costs		6.1	5.9	6.5
IAS 19 finance charge		2.7	3.8	3.6
Unwind of discount on contingent consideration from acquisitions		0.3	—	—
Acquisitions and disposals	5	(4.5)	0.1	—
Share of results of joint ventures	14	0.3	(0.1)	0.1
Changes in operating assets and liabilities:
Increase in assets classified as held for sale		(1.2)	—	—
(Increase)/decrease in receivables		(7.8)	5.7	(1.3)
(Increase)/decrease in inventories		(8.5)	(9.1)	24.1
Decrease in payables		(1.9)	(11.2)	(15.3)
Movement in retirement benefit obligations		(10.4)	(11.4)	(9.8)
Decrease in provisions	22	—	(0.7)	(0.6)
Acquisition and disposal costs paid	25	(1.6)	—	—
Income tax paid		(7.0)	(12.2)	(9.3)

NET CASH FLOWS FROM OPERATING ACTIVITIES		23.0	37.1	69.0
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(20.4)	(24.2)	(19.3)
Purchases of intangible assets		(1.9)	(2.3)	—
Receipts from sales of property, plant and equipment		—	0.1	—
Investment in joint ventures—equity funding	14	—	(2.5)	(0.4)
Investment in joint ventures—debt funding	14	0.2	(4.5)	—
Proceeds from sale of business		—	—	1.5
Interest income received from joint ventures		0.3	—	—
Net cashflow on purchase of businesses	25	(58.0)	—	(11.0)
Disposal of intellectual property	5	—	—	(0.2)

NET CASH USED IN INVESTING ACTIVITIES		(79.8)	(33.4)	(29.4)

NET CASH FLOW BEFORE FINANCING		(56.8)	3.7	39.6

FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities		(1.3)	(0.9)	(1.8)
Interest paid on Loan Notes due 2018		(4.0)	(4.0)	(3.9)
Interest paid on Loan Notes due 2021		(0.2)	—	—
Dividends paid	19	(10.8)	(10.8)	(5.8)
Draw down on banking facilities		35.2	—	—
Issue of Loan Notes due 2021		25.0	—	—
Repayment of banking facilities and other loans		(0.3)	—	(72.8)
Share issue costs		—	(0.3)	(3.5)
Purchase of shares from ESOP	18	0.1	—	0.1
Proceeds from issue of shares		0.6	—	65.1
Other interest received		0.2	0.3	0.2
Amendment to banking facilities and other loans—financing costs		(1.5)	—	(0.6)
Issue of Loan Notes due 2021—financing costs		(0.2)	—	—

NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES		42.8	(15.7)	(23.0)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(14.0)	(12.0)	16.6

Net (decrease)/increase in cash and cash equivalents		(14.0)	(12.0)	16.6
Net foreign exchange differences		0.2	0.2	1.4
Cash and cash equivalents at January 1	17	28.4	40.2	22.2

Cash and cash equivalents at December 31	17	14.6	28.4	40.2

LUXFER HOLDINGS PLC
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
All amounts in millions

	Equity attributable to the equity holders of the parent
	Notes	Ordinary share capital $M	Deferred share capital $M	Share premium account $M	Retained earnings $M	Own shares held by ESOP $M	Other reserves(1) $M	Total equity $M
At January 1, 2012		19.6	150.9	—	259.4	(0.6)	(364.5)	64.8

Net income for the year		—	—	—	39.5	—	—	39.5
Currency translation differences		—	—	—	—	—	2.9	2.9
Decrease in fair value of cash flow hedges		—	—	—	—	—	(0.1)	(0.1)
Transfer to income statement on cash flow hedges		—	—	—	—	—	(0.2)	(0.2)
Remeasurement of defined benefit retirement plans		—	—	—	(17.4)	—	—	(17.4)
Deferred tax on items taken to other comprehensive income		—	—	—	2.9	—	—	2.9

Total comprehensive income for the year		—	—	—	25.0	—	2.6	27.6
Equity dividends	19	—	—	—	(5.8)	—	—	(5.8)
Proceeds from shares issued	20	5.7	—	59.4	—	—	—	65.1
Share issue costs	20	—	—	(3.8)	—	—	—	(3.8)
Equity settled share based compensation charges	18	—	—	—	—	—	0.8	0.8
Purchase of shares from ESOP	18	—	—	—	—	0.1	—	0.1

Other changes in equity in the year		5.7	—	55.6	(5.8)	0.1	0.8	56.4

At December 31, 2012		25.3	150.9	55.6	278.6	(0.5)	(361.1)	148.8

Net income for the year		—	—	—	34.1	—	—	34.1
Currency translation differences		—	—	—	—	—	3.1	3.1
Decrease in fair value of cash flow hedges		—	—	—	—	—	(0.8)	(0.8)
Remeasurement of defined benefit retirement plans		—	—	—	23.7	—	—	23.7
Deferred tax on items taken to other comprehensive income	23	—	—	—	(9.1)	—	0.1	(9.0)

Total comprehensive income for the year		—	—	—	48.7	—	2.4	51.1

Equity dividends	19	—	—	—	(10.8)	—	—	(10.8)
Equity settled share based compensation charges	18	—	—	—	—	—	1.8	1.8
Deferred tax on items taken to equity	23	—	—	—	0.8	—	—	0.8

Other changes in equity in the year		—	—	—	(10.0)	—	1.8	(8.2)

At December 31, 2013		25.3	150.9	55.6	317.3	(0.5)	(356.9)	191.7

Net income for the year		—	—	—	29.2	—	—	29.2
Currency translation differences		—	—	—	—	—	(10.6)	(10.6)
Increase in fair value of cash flow hedges		—	—	—	—	—	1.4	1.4
Transfer to income statement on cash flow hedges		—	—	—	—	—	0.1	0.1
Remeasurement of defined benefit retirement plans		—	—	—	(35.4)	—	—	(35.4)
Deferred tax on items taken to other comprehensive income	23	—	—	—	8.9	—	(0.5)	8.4

Total comprehensive income for the year		—	—	—	2.7	—	(9.6)	(6.9)

Equity dividends	19	—	—	—	(10.8)	—	—	(10.8)
Proceeds from shares issued	20	—	—	0.6	—	—	—	0.6
Equity settled share based compensation charges	18	—	—	—	—	—	1.1	1.1
Deferred tax on items taken to equity	23	—	—	—	(0.4)	—	—	(0.4)
Purchase of shares from ESOP	18	—	—	—	—	0.1	—	0.1

Other changes in equity in the year		—	—	0.6	(11.2)	0.1	1.1	(9.4)

At December 31, 2014		25.3	150.9	56.2	308.8	(0.4)	(365.4)	175.4

(1)
Other reserves include a hedging reserve of a gain of $0.9 million (2013: loss of $0.3 million and 2012: gain of $0.4 million), a translation reserve of $36.2 million (2013: $25.4 million and 2012: $28.5 million), a merger reserve of $333.8 million (2013 and 2012: $333.8 million) and additional capital reserves of $3.7 million (2013: $2.6 million and 2012: $0.8 million).

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions)

1. Accounting policies

Basis of preparation and statement of compliance with IFRS

The consolidated financial statements have been prepared in accordance with both the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and as adopted by the European Union as they apply to the financial statements of the Group for the year ended December 31, 2014. The consolidated financial statements have been prepared on a historical cost basis, except where IFRS requires or permits fair value measurement.

The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Therefore the Directors continue to apply the going concern basis for accounting in the preparation of the financial statements.

For the purpose of the accompanying consolidated financial statements, subsequent events have been evaluated through to March 19, 2015, which is the date the financial statements were authorized by the board. The financial statements were issued on March 19, 2015.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Luxfer Holdings PLC and its subsidiaries (the "Group") as at December 31 each year. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. All inter-company balances and transactions, including unrealized profits arising from intra-Group transactions, have been eliminated in full.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

The accounting policies which follow, set out those polices which apply in preparing the financial statements for the years ended December 31, 2012, December 31, 2013 and December 31, 2014.

Presentation currency

The consolidated financial statements are presented in US dollars and all values are rounded to the nearest $0.1 million except when otherwise indicated. The books of the Group's non-US entities are converted to US dollars at each reporting period date in accordance with the accounting policy below.

The functional currency of the holding company Luxfer Holdings PLC and its UK subsidiaries remains GBP sterling, being the most appropriate currency for those particular operations.

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

Contingent consideration arising as a result of a business combination is recognized at fair value at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with the relevant IFRSs.

Other intangible assets

Other intangible assets are measured initially at purchase cost, or where acquired in a business combination at fair value, and are amortized on a straight-line basis over the lower of their estimated useful lives as follows:

Technology and patents	14 – 20 years
Tradenames and trademarks	20 – 25 years
Customer relationships	12.5 years
Backlogs and non-compete agreements	5 – 6 years
Development costs	5 – 10 years
Software	4 – 7 years

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

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is initially calculated on a straight-line basis over the estimated useful life of the particular asset. As a result of the complexity of our manufacturing process, there is a wide range of plant and equipment in operation. The rate of annual charge is summarized as follows:

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

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

Bank and other loans

Bank and other loans are recorded at the fair value of the proceeds received plus directly attributable transaction costs. Issue costs relating to revolving credit facilities are charged to the income statement over the life of the facility on a periodic basis and are added to the carrying amount of the facility. Issue costs relating to fixed term loans are charged to the income statement using the effective interest method and are added to the carrying amount of the fixed term loan.

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

Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

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

Pensions

Determining the present value of future obligations of pensions requires an estimation of future mortality rates, future salary increases, future pension increases, future inflation increases and discount rates. These assumptions are determined in association with qualified actuaries. Due to the long term nature of these plans, such estimates are subject to significant uncertainty. The pension liability at December 31, 2014 is $90.9 million (December 31, 2013: $67.6 million). Further details are given in Note 29.

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

Measurement of contingent consideration

Contingent consideration arising from business combinations is valued at fair value at the acquisition date. When the contingent consideration meets the definition of a financial liability, it is subsequently re-measured to fair value at each reporting date. The determination of the fair value is based on an estimate of the future profitability of the acquired businesses.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

Changes in accounting policies

The accounting policies adopted are consistent with those of the previous financial year except for the following new and amended standards and interpretations during the year that are applicable to the Group. Adoption of these revised standards and interpretations did not have any effect on the financial statements of the Group.

International Financial Reporting Standards		Effective date
IAS 32	Financial Instruments: Presentation (Amendment)	January 1, 2014
IAS 36	Impairment of Assets (Amendments)	January 1, 2014
IAS 39	Financial Instruments: Recognition and Measurements (Amendments)	January 1, 2014
IFRIC 21	Levies	January 1, 2014

New standards and amendments to standards not applied

The IASB has issued the following standards and amendments to standards with an effective date after the start of the period covered by these financial statements:

International Financial Reporting Standards		Effective date
IAS 19	Employee Benefits (Amendments)	July 1, 2014
IFRSs	Annual Improvements to IFRSs: 2010 - 2012 and 2011 - 2013 Cycles	July 1, 2014
IFRS 14	Regulatory deferral accounts	No earlier than January 1, 2016
IAS 1	Disclosure initiative	No earlier than January 1, 2016
IAS 16, IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	No earlier than January 1, 2016
IAS 27	Equity Method in Separate Financial Statements	No earlier than January 1, 2016
IFRS 10, IFRS 11, IFRS 12, IAS 28	Investment Entities (Amendments)	No earlier than January 1, 2016
IFRSs	Annual Improvements to IFRSs: 2012 - 2014 Cycle	No earlier than January 1, 2016
IFRS 15	Revenue from Contracts with Customers	No earlier than January 1, 2017
IFRS 7, IFRS 9, IAS 39	Financial Instruments (Amendments)	No earlier than January 1, 2017

The Group applies both IFRS as issued by the IASB and as adopted by the EU. Where mandatory effective dates differ, the Group applies the earlier date as issued by the IASB.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

2. Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments.

Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated by the chief operating decision maker based on trading profit or loss (defined as operating profit or loss before restructuring and other expense), and adjusted EBITDA, (defined as profit for the period before tax expense, finance income and costs, accounting charges relating to acquisitions and disposals of businesses, IAS 19 retirement benefits finance charges, restructuring and other income and expense, other share based compensation charges, amortization and depreciation and profit or loss on disposal of property, plant and equipment). For the purposes of our divisional segmental analysis, IFRS8 requires the use of "segment profit" performance measures that are used by our chief operating decision maker. Trading profit is the "segment profit" used to satisfy this requirement in the below analysis.

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

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

2. Revenue and segmental analysis (Continued)

REPORTING SEGMENTS:

Year ended December 31, 2014

	Gas Cylinders $M	Elektron $M	Unallocated $M	Total Continuing Activities $M
Revenue
Segment Revenue	258.9	231.5	—	490.4
Inter-segment sales	—	(0.9)	—	(0.9)

Sales to external customers	258.9	230.6	—	489.5

Result
Adjusted EBITDA	14.7	50.1	—	64.8
Other share based compensation charges	(0.8)	(0.8)	—	(1.6)
Loss on disposal of property, plant and equipment	(0.2)	(0.1)	—	(0.3)
Depreciation and amortization	(7.8)	(10.3)	—	(18.1)

Trading profit—segment result	5.9	38.9	—	44.8
Restructuring and other expense (Note 5)	(1.1)	(2.6)	(0.2)	(3.9)

Operating profit/(loss)	4.8	36.3	(0.2)	40.9
Acquisitions and disposals (Note 5)	1.2	3.3	—	4.5
Net interest costs	—	—	(6.1)	(6.1)
IAS 19 finance charge	—	—	(2.7)	(2.7)
Unwind of discount on contingent consideration from acquisitions	(0.1)	(0.2)	—	(0.3)

Profit/(loss) before tax	5.9	39.4	(9.0)	36.3
Tax expense				(7.1)

Net income for the year				29.2

Other segment information
Segment assets	189.5	216.8	53.5	459.8
Segment liabilities	(33.0)	(25.1)	(226.3)	(284.4)

Net assets/(liabilities)	156.5	191.7	(172.8)	175.4

Capital expenditure: Property, plant and equipment	8.2	12.3	—	20.5
Capital expenditure: Intangible assets	1.0	0.9	—	1.9

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

2. Revenue and segmental analysis (Continued)

Year ended December 31, 2013

	Gas Cylinders $M	Elektron $M	Unallocated $M	Total Continuing Activities $M
Revenue
Segment Revenue	261.6	220.4	—	482.0
Inter-segment sales	—	(0.7)	—	(0.7)

Sales to external customers	261.6	219.7	—	481.3

Result
Adjusted EBITDA	26.8	49.8	—	76.6
Other share based compensation charges	(0.6)	(0.7)	—	(1.3)
Loss on disposal of property, plant and equipment	(0.1)	(0.2)	—	(0.3)
Depreciation and amortization	(7.1)	(8.7)	—	(15.8)

Trading profit—segment result	19.0	40.2	—	59.2
Restructuring and other expense (Note 5)	(1.5)	(0.7)	(0.5)	(2.7)

Operating profit/(loss)	17.5	39.5	(0.5)	56.5
Acquisitions and disposals (Note 5)	(0.1)	—	—	(0.1)
Net interest costs	—	—	(5.9)	(5.9)
IAS 19 finance charge	—	—	(3.8)	(3.8)

Profit/(loss) before tax	17.4	39.5	(10.2)	46.7
Tax expense				(12.6)

Net income for the year				34.1

Other segment information
Segment assets	183.5	150.4	62.2	396.1
Segment liabilities	(35.0)	(22.3)	(147.1)	(204.4)

Net assets/(liabilities)	148.5	128.1	(84.9)	191.7

Capital expenditure: Property, plant and equipment	13.3	10.2	—	23.5
Capital expenditure: Intangible assets	0.3	2.0	—	2.3

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

2. Revenue and segmental analysis (Continued)

Year ended December 31, 2012

	Gas Cylinders $M	Elektron $M	Unallocated $M	Total Continuing Activities $M
Revenue
Segment Revenue	246.3	265.7	—	512.0
Inter-segment sales	—	(0.4)	—	(0.4)

Sales to external customers	246.3	265.3	—	511.6

Result
Adjusted EBITDA	22.2	61.0	—	83.2
Depreciation and amortization	(6.5)	(8.2)	—	(14.7)

Trading profit—segment result	15.7	52.8	—	68.5
Restructuring and other expense (Note 5)	(1.1)	(0.2)	(0.8)	(2.1)

Operating profit	14.6	52.6	(0.8)	66.4
Acquisitions disposals (Note 5)	(0.6)	(0.2)	—	(0.8)
Net finance costs	—	—	(6.5)	(6.5)
IAS 19 finance charge	—	—	(3.6)	(3.6)

Profit/(loss) before tax	14.0	52.4	(10.9)	55.5
Tax expense				(16.0)

Net income for the year				39.5

Other segment information
Segment assets	165.7	152.1	72.7	390.5
Segment liabilities	(40.3)	(28.2)	(173.2)	(241.7)

Net assets/(liabilities)	125.4	123.9	(100.5)	148.8

Capital expenditure: Property, plant and equipment	8.2	11.3	—	19.5
Capital expenditure: Intangible assets	—	—	—	—

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

2. Revenue and segmental analysis (Continued)

GEOGRAPHIC ORIGIN:

Year ended December 31, 2014

	United Kingdom $M	Rest of Europe $M	North America $M	Australasia $M	Asia $M	Total $M
Revenue
Segment revenue	181.9	81.9	292.1	0.1	5.5	561.5
Inter-segment sales	(38.2)	(4.6)	(29.2)	—	—	(72.0)

Sales to external customers	143.7	77.3	262.9	0.1	5.5	489.5

Result
Adjusted EBITDA	24.4	(1.9)	41.1	0.1	1.1	64.8
Other share based compensation charges	(1.1)	—	(0.5)	—	—	(1.6)
Loss on disposal of property, plant and equipment	(0.1)	—	(0.2)	—	—	(0.3)
Depreciation and amortization	(6.5)	(2.9)	(8.6)	—	(0.1)	(18.1)

Trading profit/(loss)—segment result	16.7	(4.8)	31.8	0.1	1.0	44.8
Restructuring and other expense (Note 5)	(0.9)	(0.3)	(2.7)	—	—	(3.9)

Operating profit/(loss)	15.8	(5.1)	29.1	0.1	1.0	40.9

Other geographical segment information
Non-current assets(1)	70.8	18.5	154.8	—	0.4	244.5
Net (liabilities)/assets(2)	(14.8)	45.2	139.6	0.1	5.3	175.4
Capital expenditure: Property, plant and equipment	8.0	2.0	10.5	—	—	20.5
Capital expenditure: Intangible assets	0.9	0.4	0.6	—	—	1.9

(1)
The Group's non-current assets analyzed by geographic origin include property, plant and equipment, intangible assets and investments.

(2)
Represents net assets/ (liabilities) employed—excluding inter-segment assets and liabilities.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

2. Revenue and segmental analysis (Continued)

Year ended December 31, 2013

	United Kingdom $M	Rest of Europe $M	North America $M	Australasia $M	Asia $M	Total $M
Revenue
Segment revenue	172.0	82.3	294.1	0.1	5.7	554.2
Inter-segment sales	(34.2)	(4.9)	(33.8)	—	—	(72.9)

Sales to external customers	137.8	77.4	260.3	0.1	5.7	481.3

Result
Adjusted EBITDA	21.9	6.4	47.2	0.1	1.0	76.6
Other share based compensation charges	(0.9)	—	(0.4)	—	—	(1.3)
Loss on disposal of property, plant and equipment	(0.1)	—	(0.2)	—	—	(0.3)
Depreciation and amortization	(5.9)	(2.8)	(7.0)	—	(0.1)	(15.8)

Trading profit—segment result	15.0	3.6	39.6	0.1	0.9	59.2
Restructuring and other expense (Note 5)	(0.7)	—	(2.0)	—	—	(2.7)

Operating profit	14.3	3.6	37.6	0.1	0.9	56.5

Other geographical segment information
Non-current assets(1)	66.2	21.6	98.9	—	0.5	187.2
Net assets(2)	63.9	42.5	80.4	0.1	4.8	191.7
Capital expenditure: Property, plant and equipment	7.4	3.3	12.7	—	0.1	23.5
Capital expenditure: Intangible assets	1.5	0.2	0.6	—	—	2.3

(1)
The Group's non-current assets analyzed by geographic origin include property, plant and equipment, intangible assets and investments

(2)
Represents net assets/ (liabilities) employed—excluding inter-segment assets and liabilities.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

2. Revenue and segmental analysis (Continued)

Year ended December 31, 2012

	United Kingdom $M	Rest of Europe $M	North America $M	Australasia $M	Asia $M	Total $M
Revenue
Segment revenue	210.1	65.2	304.2	0.1	5.9	585.5
Inter-segment sales	(42.9)	(4.5)	(26.5)	—	—	(73.9)

Sales to external customers	167.2	60.7	277.7	0.1	5.9	511.6

Result
Adjusted EBITDA	30.2	5.9	46.1	0.1	0.9	83.2
Depreciation and amortization	(5.5)	(2.7)	(6.5)	—	—	(14.7)

Trading profit—segment result	24.7	3.2	39.6	0.1	0.9	68.5
Restructuring and other expense (Note 5)	(1.0)	(0.2)	(0.9)	—	—	(2.1)

Operating profit	23.7	3.0	38.7	0.1	0.9	66.4

Other geographical segment information
Non-current assets(1)	56.7	20.9	90.8	—	0.4	168.8
Net assets(2)	52.1	32.8	58.9	0.4	4.6	148.8
Capital expenditure: Property, plant and equipment	6.7	2.4	10.2	—	0.2	19.5

(1)
The Group's non-current assets analyzed by geographic origin include property, plant and equipment, intangible assets and investments.

(2)
Represents net assets/ (liabilities) employed—excluding inter-segment assets and liabilities.

GEOGRAPHIC DESTINATION:

	United Kingdom $M	Rest of Europe $M	Africa $M	North America $M	South America $M	Asia Pacific $M	Total $M
Revenue—Continuing activities
Year ended December 31, 2014	54.7	109.1	4.6	231.0	16.2	73.9	489.5
Year ended December 31, 2013	56.5	120.7	5.3	223.6	16.3	58.9	481.3
Year ended December 31, 2012	58.8	126.6	7.6	226.6	19.4	72.6	511.6

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

3. Operating profit

Operating profit for continuing activities is stated after charging/(crediting):

	2014 $M	2013 $M	2012 $M
Research and development expenditure charged to the income statement	8.4	8.2	7.1
Research and development capital expenditure included within non-current assets	2.2	1.6	1.8

Total research and development expenditure	10.6	9.8	8.9
less external funding received—grants and recharges to third parties	—	(0.2)	(0.7)
less research and development expenditure capitalized within non-current assets	(2.2)	(1.6)	(1.8)

Net research and development	8.4	8.0	6.4

Depreciation of property, plant and equipment (Note 11)	16.9	15.5	14.4
Amortization of intangible assets (Note 12)	1.2	0.3	0.2
Loss on disposal of property, plant and equipment	0.3	0.3	—
Net foreign exchange gains	(0.5)	—	(0.7)
Staff costs (Note 6)	122.7	117.3	114.2
Cost of inventories recognized as expense	329.9	333.0	356.5

4. Fees payable to auditors

	2014 $M	2013 $M	2012 $M
Fees payable to auditors for the audit of the financial statements	1.1	1.0	0.9
Fees payable to auditors for non-audit services:
Audit related assurance services	—	0.1	0.4
Tax compliance services	0.3	0.4	0.5
Tax advisory services	0.2	0.2	0.3

	0.5	0.7	1.2

Total fees payable	1.6	1.7	2.1

The audit fee for the company financial statements of Luxfer Holdings PLC was $0.2 million (2013 and 2012: $0.1 million).

Included in fees payable to auditors was $0.7 million (2013: $1.0 million and 2012: $1.3 million) relating to the company and its UK subsidiaries.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

5. Other income (expense) items

(a)   Restructuring and other expense

	2014 $M	2013 $M	2012 $M
Charged to Operating profit:
Rationalization of operations	(1.7)	(0.5)	(1.3)
Environmental costs	(2.0)	—	—
I.P.O related share based compensation charges	(0.2)	(0.5)	(0.8)
Charges on retirement benefit obligations	—	(1.7)	—

	(3.9)	(2.7)	(2.1)

(b)   Acquisitions and disposals

	2014 $M	2013 $M	2012 $M
(Charged)/credited to Non-operating profit:
Net acquisition costs	(1.8)	(0.1)	(0.6)
Disposal costs of intellectual property	—	—	(0.2)
Remeasurement of contingent consideration	6.3	—	—

	4.5	(0.1)	(0.8)

Rationalization of operations

In 2014, $1.1 million (2013: $0.3 million and 2012: $1.1 million) of costs have been incurred in relation to rationalization costs in the Gas Cylinders division and $0.6 million (2013: $0.2 million and 2012: $0.2 million) have been incurred in the Elektron division.

Environmental costs

In 2014, $2.0 million of additional costs were incurred in relation to the remediation of an effluent pond contaminated with low-level radioactive material in our Elektron division. On planned removal and safe disposal of normal effluent from one of our Elektron sites, an unusual contamination of sludge waste was discovered that did not relate to the current operations and most likely related to historical contamination of raw materials from over 15 years ago. The material was removed and safely disposed of in late 2014.

I.P.O. related share based compensation charges

In 2014, a charge of $0.2 million (2013: $0.5 million and 2012: $0.8 million) was recognized in the income statement under IFRS 2 in relation to share options granted as part of the initial public offering. The share options are described in further detail in Note 31.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

5. Other income (expense) items (Continued)

Charges on retirement benefit obligations

In 2013, deferred members of the US pension plans were offered the option of a lump sum buyout in respect of their benefits in the plan. The settlement of the pension liabilities has resulted in a charge to the income statement of $1.7 million. There was no such charge in 2014.

Net acquisition costs

In 2014, acquisition costs of $1.5 million were recognized by the Elektron division and $0.3 million by the Gas Cylinders division in relation to acquisitions in the year. The acquisitions are described in further detail in Note 25. In 2013, $0.1 million was recognized in relation to the acquisition of Dynetek Industries Limited ("Dynetek Industries") and the finalization of the fair value exercise (2012: $0.6 million).

Remeasurement of contingent consideration

In 2014, a credit of $6.3 million was recognized in the income statement in relation to the remeasurement of deferred contingent consideration arising from acquisitions. Of the $6.3 million, $4.8 million related to the Elektron division and specifically to the acquisition of Luxfer Magtech Inc. where an element of deferred consideration was considered no longer payable due to the acquired business narrowly failing to achieve a profit trigger as at 31 December 2014. In addition $1.5 million related to the Gas Cylinders division, being the acquisition of Luxfer Utah and a subsequent reassessment of the potential profitability of this acquisition in the light of our revised expectations for the demand of CNG systems following the recent fall in oil prices.

Disposal costs of intellectual property

In 2012, the Elektron division incurred costs of $0.2 million in relation to the sale process of intellectual property in the USA, acquired as part of the 2007 acquisition of Revere Graphics.

6. Staff Costs

	2014 $M	2013 $M	2012 $M
Wages and salaries	98.0	92.8	89.6
Social security costs	12.3	12.2	12.3
Retirement benefit costs	6.6	6.4	6.7
IAS 19—retirement benefits finance charge	2.7	3.8	3.6
Redundancy costs:
Continuing activities	1.3	0.3	1.2
Share based compensation charges under IFRS 2	1.8	1.8	0.8

	122.7	117.3	114.2

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

6. Staff Costs (Continued)

The average monthly number of employees during the year was made up as follows:

	2014 No.	2013 No.	2012 No.
Production and distribution	1,435	1,363	1,284
Sales and administration	198	190	183
Research and development	57	52	53

	1,690	1,605	1,520

The compensation of the members of our board of directors (each, a "director" was):

	2014 $M	2013 $M	2012 $M
Remuneration (short-term benefits)	1.4	1.3	1.6
Social security costs	0.2	0.2	0.2
Post-employment benefits	0.3	0.2	0.2

Total short-term and post-retirement benefits	1.9	1.7	2.0

In 2014, compensation of key management personnel (including directors) was $2.5 million (2013: $2.3 million and 2012: $2.8 million) for short-term employee benefits, and $0.5 million (2013: $0.5 million and 2012: $0.4 million) for post-employment benefits. Social security costs were incurred of $0.3 million.

Details of the share awards granted are included in the remuneration report in table 5 of the Remuneration Report.

During the year, one of the directors was a member of the group's registered defined contribution and defined benefit pension arrangements and another director was a participant in the unfunded unregistered unsecured retirement benefit arrangement accrued by the company.

Directors' interests and related party transactions

No directors had a material interest in, nor were they a party to, any contract or arrangement to which the parent company, Luxfer Holdings PLC (the "Company") or any of its subsidiaries is or was party either during the year or at the end of the year, with the following exceptions: in the case of the executive directors their individual service contract and the Luxfer Holdings PLC Long-Term Umbrella Incentive Plan; in the case of the non-executive directors their engagement letters or the contract for services under which their services as a director of the Company are provided; in the case of the executive directors and the chairman, the Luxfer Holdings PLC Non-Executive Directors Equity Incentive Plan. Information regarding the share options exercised during the year is included within table 8 of the Remuneration Report.

On February 5, 2014 to as a part of a relocation, one of the subsidiary companies of the Group purchased outright the residential property of David Rix, a member of our executive management board. The property was valued on an arm's length basis by third parties with a purchase price of $1.3 million. This asset is currently held as a current asset in the Group balance sheet. During 2014, to reflect the general decline in property values at the location in question we revised the fair value of the property down to $1.2 million.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

7. Finance income

	2014 $M	2013 $M	2012 $M
Bank interest received	0.2	0.2	0.2
Other interest received	0.3	0.1	—

Total finance income	0.5	0.3	0.2

8. Finance costs

	2014 $M	2013 $M	2012 $M
Interest paid:
Bank and other loans	5.2	5.0	5.7
Amortization of issue costs	1.4	1.2	1.0
IAS 19 finance charge	2.7	3.8	3.6
Unwind of discount on contingent consideration from acquisitions	0.3	—	—

Total finance costs	9.6	10.0	10.3

9. Income tax

(a)   Analysis of taxation charge for the year

	2014 $M	2013 $M	2012 $M
Current tax:
UK Corporation tax	0.4	0.2	3.3
Adjustments in respect of previous years	—	(0.7)	(0.4)

	0.4	(0.5)	2.9
Non-UK tax	6.8	10.2	9.9
Adjustments in respect of previous years	(0.1)	(0.1)	(1.7)

Total current tax charge	7.1	9.6	11.1

Deferred tax:
Origination and reversal of temporary differences	0.1	2.6	3.5
Adjustments in respect of previous years	(0.1)	0.4	1.4

Total deferred tax (credit)/charge	—	3.0	4.9

Tax on profit on operations	7.1	12.6	16.0

The income tax charge relates to continuing activities and there is no tax charge in relation to discontinued activities.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

9. Income tax (Continued)

(b)   Factors affecting the taxation charge for the year

The tax assessed for the year differs from the standard rate of 21.5% (2013: 23.25% and 2012: 24.5%) for corporation tax in the UK.

The differences are explained below:

	2014 $M	2013 $M	2012 $M
Profit on operations before taxation	36.3	46.7	55.5

Profit on operations at 2014 standard rate of corporation tax in the UK of 21.5% (2013: 23.25% and 2012: 24.5%)
	7.8	10.9	13.6
Effects of:
Income not taxable	(1.7)	(1.1)	(0.2)
Unprovided deferred tax	(1.2)	(1.1)	(1.3)
Foreign tax rate differences	2.4	4.3	4.6
Adjustment in respect of previous years	(0.2)	(0.4)	(0.7)

Tax expense	7.1	12.6	16.0

(c)   Factors that may affect future taxation charge

As at December 31, 2014, the Group had carried forward tax losses of $91.8 million (UK: $62.4 million, non-UK $29.4 million). Carried forward tax losses for 2013 were $99.4 million (UK: $71.9 million, non-UK: $27.5 million) and for 2012 were $85.4 million (UK: $71.9 million, non-UK: $13.5 million). To the extent that these losses are available to offset against future taxable profits, it is expected that the future effective tax rate would be below the standard rate in the country where the profits are offset.

In his annual Budget announcement of March 20, 2013, the Chancellor of the Exchequer announced certain tax changes which will have a significant effect on the Group's future tax position. The proposals include phased reductions in the UK corporation tax rate to 20% from 1 April 2015.

As at December 31, 2014, the previously announced reduction in the rate to 20% had been 'substantively enacted' and this has been reflected in the Group's financial statements as at December 31, 2014.

10. Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average common shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the year.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the financial year has been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

Following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014, the nominal value of each ordinary share is £0.50 and now represents 1 American Depositary Share ("ADS"), resulting in the earnings per ordinary share being equivalent to the earnings per ADS.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

10. Earnings per share (Continued)

The ADSs of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company's £0.50 ordinary shares are not traded on any recognized stock exchange. The Depository for the ADSs holds 1 £0.50 ordinary share for every 1 ADS traded, through American Depositary Receipts.

Under IAS 33, the number of shares used in the earnings per share calculations for the prior periods shown has been adjusted to achieve comparability.

Management believe the use of non-GAAP financial measures such as adjusted earnings per share more closely reflects the underlying earnings per share performance.

	2014 $M	2013 $M	2012 $M
Basic earnings:
Basic earnings attributable to ordinary shareholders	29.2	34.1	39.5

Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses
Unwind of discount on contingent consideration from acquisitions	0.3	—	—
Acquisitions and disposals (Note 5)	(4.5)	0.1	0.8
Amortization on acquired intangibles	0.6	—	—
IAS 19—retirement benefits finance charge	2.7	3.8	3.6
Restructuring and other expense (Note 5)	3.9	2.7	2.1
Other share based compensation charges	1.6	1.3	—

Tax thereon	(2.9)	(2.2)	(1.3)

Adjusted earnings	30.9	39.8	44.7

Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,889,330	26,814,154	21,483,354
Exercise of share options	846,463	1,232,248	371,538

For diluted earnings per share	27,735,793	28,046,402	21,854,892

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$1.15	$1.48	$2.08
Unadjusted	$1.09	$1.27	$1.84
Diluted
Adjusted	$1.11	$1.42	$2.05
Unadjusted	$1.05	$1.22	$1.81

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

11. Property, plant and equipment

	Freehold $M	Long leasehold $M	Short leasehold $M	Plant and equipment $M	Total $M
Cost:
At January 1, 2013	49.3	4.2	7.6	296.8	357.9
Additions	2.9	0.4	0.6	19.6	23.5
Disposals	(0.5)	—	—	(3.7)	(4.2)
Exchange adjustments	0.1	0.1	—	3.2	3.4

At December 31, 2013	51.8	4.7	8.2	315.9	380.6
Additions	1.2	1.7	0.1	17.5	20.5
Business additions	5.6	0.2	0.1	2.4	8.3
Disposals	—	—	—	(2.3)	(2.3)
Exchange adjustments	(1.9)	(0.3)	(0.1)	(15.4)	(17.7)

At December 31, 2014	56.7	6.3	8.3	318.1	389.4

Depreciation:
At January 1, 2013	16.8	3.3	2.7	205.5	228.3
Provided during the year	1.4	0.1	0.6	13.4	15.5
Disposals	(0.5)	—	—	(3.3)	(3.8)
Exchange adjustments	—	0.1	—	2.6	2.7

At December 31, 2013	17.7	3.5	3.3	218.2	242.7
Provided during the year	1.9	0.1	0.7	14.2	16.9
Disposals	—	—	—	(2.0)	(2.0)
Exchange adjustments	(0.6)	(0.2)	(0.1)	(11.1)	(12.0)

At December 31, 2014	19.0	3.4	3.9	219.3	245.6

Net book values:
At December 31, 2014	37.7	2.9	4.4	98.8	143.8

At December 31, 2013	34.1	1.2	4.9	97.7	137.9

At January 1, 2013	32.5	0.9	4.9	91.3	129.6

Long and short leasehold

The long and short leasehold costs relate to leasehold property improvements.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

12. Intangible assets

	Goodwill $M	Customer related $M	Technology and trading related $M	Development costs $M	Other $M	Total $M
Cost:
At January 1, 2013	56.2	—	1.7	—	1.4	59.3
Additions	—	—	—	0.8	1.5	2.3
Business additions	0.2	—	—	—	—	0.2
Exchange adjustments	0.8	—	0.1	—	—	0.9

At December 31, 2013	57.2	—	1.8	0.8	2.9	62.7
Additions	—	—	—	1.4	0.5	1.9
Business additions	31.9	13.4	8.8	—	—	54.1
Exchange adjustments	(2.7)	—	(0.8)	(0.1)	0.1	(3.5)

At December 31, 2014	86.4	13.4	9.8	2.1	3.5	115.2

Amortization:
At January 1, 2013	18.9	—	1.0	—	1.0	20.9
Provided during the year	—	—	0.1	—	0.2	0.3
Exchange adjustments	0.1	—	—	—	—	0.1

At December 31, 2013	19.0	—	1.1	—	1.2	21.3
Provided during the year	—	0.4	0.3	—	0.5	1.2
Exchange adjustments	(0.5)	—	—	—	(0.1)	(0.6)

At December 31, 2014	18.5	0.4	1.4	—	1.6	21.9

Net book values:
At December 31, 2014	67.9	13.0	8.4	2.1	1.9	93.3

At December 31, 2013	38.2	—	0.7	0.8	1.7	41.4

At January 1, 2013	37.3	—	0.7	—	0.4	38.4

Customer related intangibles include customer relationships, order backlogs and non-compete agreements. Technology and trading related intangibles include technology, patents, tradenames and trademarks.

The additions to goodwill of $31.9 million in the year ended December 31, 2014 relate to the acquisitions of Luxfer Utah and Luxfer Magtech, as disclosed in Note 25.

The additions to goodwill of $0.2 million in the year ended December 31, 2013 relate to the acquisition of Dynetek Industries and the finalization of the fair value exercise.

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

CGUs are aggregated to form the Group's two defined reportable segments: Gas Cylinders division and Elektron division. The table below summarizes the carrying amount of goodwill by division:

	Gas Cylinders division $M	Elektron division $M	Total $M
At January 1, 2013	24.0	13.3	37.3
Additions	0.2	—	0.2
Exchange adjustments	0.5	0.2	0.7

At December 31, 2013	24.7	13.5	38.2
Additions	4.1	27.8	31.9
Exchange adjustments	(1.5)	(0.7)	(2.2)

At December 31, 2014	27.3	40.6	67.9

The Gas Cylinders division goodwill of $27.3 million (December 31, 2013: $24.7 million) included goodwill attributable to our Luxfer Gas Cylinders operations of $26.1 million (December 31, 2013: $23.4 million) and goodwill attributable to our Superform operations of $1.2 million (December 31, 2013: $1.3 million). The Elektron division goodwill of $40.6 million (December 31, 2013: $13.5 million) included goodwill attributable to our MEL Chemicals operations of $5.0 million (December 31, 2013: $5.2 million) and goodwill attributable to our Magnesium Elektron operations of $35.6 million (December 31, 2013: $8.3 million).

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amount of each of the cash-generating units has been determined based on a value in use calculation using a discounted cash flow method. The cash flows were derived from a business plan prepared at a detailed level by individual businesses within each CGU. The results of these plans were then extrapolated to give cash flow projections to 2016 and then a terminal value based on a growth rate of 2.5% (2013: 2.5% and 2012: 2.5%). The rate is estimated to be below the average long-term growth rate for the relevant markets. The business plans were driven by detailed sales forecasts by product type and best estimate of future demand by end market. The cash flows included allowance for detailed capital expenditure and maintenance programs, along with working capital requirements based on the projected level of sales. The before tax discount rate used was 12% for the Gas Cylinders CGU , and 10.4% for all other CGUs (2013: 9% and 2012: 10%), which was considered a best estimate for the risk-adjusted cost of capital for the business units. The long term projections assumed product prices and costs were at current levels, but the exchange rates used were: US$: £ exchange ranging from $1.65 - $1.70 and US$: € exchange ranging from €1.32 -€1.42. Based on the current business plans used in the impairment testing, it is believed no reasonable changes in the discount and growth rates or forecast future cash flows are expected to result in an impairment of the carrying value of the goodwill.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

14. Investments

	Shares in joint ventures $M	Loans to joint ventures $M	Other $M	Total $M
At January 1, 2013	0.6	—	0.2	0.8
Equity funding of joint ventures	2.5	—	—	2.5
Debt funding of joint ventures	—	4.5	—	4.5
Share of results of joint ventures	0.1	—	—	0.1

At December 31, 2013	3.2	4.5	0.2	7.9
Debt funding of joint ventures	—	(0.2)	—	(0.2)
Share of results of joint ventures	(0.3)	—	—	(0.3)

At December 31, 2014	2.9	4.3	0.2	7.4

Investment in joint ventures

At December 31, 2014, the Group had the following joint venture undertakings which affect the profit of the Group. Unless otherwise stated, the Group's joint ventures have share capital which consists solely of ordinary shares and are indirectly held, and the country of incorporation or registration is also their principal place of operation.

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

During 2012, the Group acquired two Joint Ventures in India and South Korea through its acquisition of Dynetek Industries and at the end of 2012 established a third in North America. The objective of these joint ventures is to promote and support the use of large composite cylinders for use by end customers in CNG and hydrogen gas transportation applications. Only the North American joint venture had any significant trading activity in 2014 and there was a break-even contribution to net income by Luxfer Holdings NA, LLC.

The Group has committed up to $12.5 million of future funding to aid expansion of the North American Joint Venture in the coming years, via $2.5 million of equity into Luxfer Holdings NA, LLC and a $10 million secured credit line for working capital and supplier finance of which $4.3 million was drawn down as at December 31, 2014.

The profit attributable to the Luxfer Uttam India Private Limited joint venture for 2014 was $nil (2013: loss of $0.1 million).

The share of results of all other joint ventures was $nil.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

14. Investments (Continued)

The Group has looked in detail at the ownership agreements of its joint ventures in order to determine the level of control that it has. The Group has determined that it has joint control of its joint ventures mainly based upon the number of members on each company board of directors and their associated voting rights. The Group therefore accounts for all material joint ventures on an equity basis.

Related party transactions with joint ventures have been disclosed in Note 32 to the Group's financial statements.

15. Inventories

	December 31, 2014 $M	December 31, 2013 $M
Raw materials and consumables	37.6	37.7
Work in progress	33.0	27.6
Finished goods and goods for resale	34.0	28.8

	104.6	94.1

The provision against obsolete and excess inventories at December 31, 2014 was $8.5 million (December 31, 2013: $4.8 million). The movement represents the net increase in inventory provisions. The cost of inventories recognized as an expense during the year has been disclosed in Note 3.

16. Trade and other receivables

	December 31, 2014 $M	December 31, 2013 $M
Trade receivables	61.1	53.0
Amounts owed by joint ventures and associates	2.8	1.7
Other receivables	2.1	5.4
Prepayments and accrued income	6.8	7.7
Derivative financial instruments	0.8	0.8

	73.6	68.6

The directors consider that the carrying value of trade and other receivables approximates to their fair value. Trade receivables are non-interest bearing and are generally on 30-90 days terms. Trade receivables above are disclosed net of any provisions for doubtful receivables.

As at December 31, 2014, trade receivables with a nominal value $2.6 million (December 31, 2013: $0.6 million) were impaired and fully provided for. Movements in the provision for impairment of trade receivables were as follows:

	2014 $M	2013 $M
At January 1	0.6	2.2
Charge/(credit) in the year	2.1	(1.1)
Utilized in the year	(0.1)	(0.5)

At December 31	2.6	0.6

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

17. Cash and short term deposits

	December 31, 2014 $M	December 31, 2013 $M
Cash at bank and in hand	14.6	28.4

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates. The directors consider that the carrying amount of cash and short-term deposits approximates to their fair value.

18. Share capital

(a)
Ordinary share capital

Following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014, the nominal value of each ordinary share is £0.50 and now represents 1 ADS. The number of shares for the prior periods shown has been adjusted to achieve comparability.

	December 31, 2014 No.	December 31, 2013 No.	December 31, 2014 $M		December 31, 2013 $M
Authorized:
Ordinary shares of £0.50 each	40,000,000	40,000,000	35.7	(1)	35.7	(1)
Deferred ordinary shares of £0.0001 each	769,423,688,000	769,423,688,000	150.9	(1)	150.9	(1)

	769,463,688,000	769,463,688,000	186.6	(1)	186.6	(1)

Allotted, called up and fully paid:
Ordinary shares of £0.50 each	27,096,691	27,001,924	25.3	(1)	25.3	(1)
Deferred ordinary shares of £0.0001 each	769,413,708,000	769,413,708,000	150.9	(1)	150.9	(1)

	769,440,804,691	769,440,709,924	176.2	(1)	176.2	(1)

(1)
The Group's ordinary and deferred share capital are shown in US dollars at the exchange rate prevailing at the month end spot rate at the time of the share capital being issued. This rate at the end of February 2007 was $1.9613: £1 when the first 20,000,000 shares were issued, and the rate at the end of October 2012 was $1.6129:£1 when 7,000,000 shares were issued.

The rights of the shares are as follows:

Ordinary shares of £0.50 each

The ordinary shares carry no entitlement to an automatic dividend but rank pari passu in respect of any dividend declared and paid.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

18. Share capital (Continued)

During the year, the Group has allotted and issued 94,767 ordinary shares of £0.50 each pursuant to an ordinary resolution empowering the directors to allot equity securities for cash up to an aggregate nominal amount of £20,000,000, passed by shareholders on 26 October, 2011. The ordinary shares were allotted and issued to satisfy share awards which vested under the Group's share award and share incentive plans.

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

(b)
American Depositary Shares

As at December 31, 2014, there were 25,208,151 ADSs of Luxfer Holdings PLC listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The Depository for the ADSs holds 1 £0.50 ordinary share for every ADS traded, through American Depositary Receipts.

ADS holders are entitled to instruct their Depositary to vote and to receive a dividend as per the ordinary shareholders, after deducting the fees and expenses of the Depositary.

(c)
Own shares held by ESOP

$M
At January 1, 2013 and December 31, 2013	0.5
Purchases of shares from ESOP	(0.1)

At December 31, 2014	0.4

As at December 31, 2014, there were 140,948 ordinary shares of £0.50 each held by The Luxfer Group Employee Share Ownership Plan.

(d)
Share based compensation reserve

Share based compensation $M
At January 1, 2012	—
Equity settled share based compensation charges	0.8

At December 31, 2012	0.8
Equity settled share based compensation charges	1.8

At December 31, 2013	2.6
Equity settled share based compensation charges	1.1

At December 31, 2014	3.7

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

18. Share capital (Continued)

The share based compensation reserve is used to recognize the fair value of options and performance shares granted under IFRS 2. For further information refer to Note 31. The charge in 2014 related to options over ADSs and not directly in ordinary shares.

During the year, shares were purchased on the open market by one of the share based compensation schemes for the value of $0.7 million. These shares are held by the scheme, in the names of the employees who are members of the scheme until the end of the holding period.

19. Dividends paid and proposed

	2014 $M	2013 $M	2012 $M
Dividends declared and paid during the year:
Interim dividend paid August 10, 2012 ($0.19 per ordinary share(1))	—	—	3.8
Interim dividend paid October 25, 2012 ($0.10 per ordinary share(1))	—	—	2.0
Interim dividend paid February 6, 2013 ($0.10 per ordinary share(1))	—	2.7	—
Interim dividend paid May 8, 2013 ($0.10 per ordinary share(1))	—	2.7	—
Interim dividend paid August 7, 2013 ($0.10 per ordinary share(1))	—	2.7	—
Interim dividend paid November 6, 2013 ($0.10 per ordinary share(1))	—	2.7	—
Interim dividend paid February 5, 2014 ($0.10 per ordinary share(1))	2.7	—	—
Interim dividend paid May 7, 2014 ($0.10 per ordinary share(1))	2.7	—	—
Interim dividend paid August 6, 2014 ($0.10 per ordinary share)	2.7	—	—
Interim dividend paid November 5, 2014 ($0.10 per ordinary share)	2.7	—	—

	10.8	10.8	5.8

	2014 $M	2013 $M	2012 $M
Dividends proposed and paid after December 31 (not recognized as a liability as at December 31):
Interim dividend paid February 6, 2013: ($0.10 per ordinary share(1))	—	—	2.7
Interim dividend paid February 5, 2014: ($0.10 per ordinary share(1))	—	2.7	—
Interim dividend paid February 4, 2015: ($0.10 per ordinary share)	2.7	—	—

	2.7	2.7	2.7

(1)
The amount paid per ordinary share has been adjusted for prior periods to achieve comparability, following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

20. Reserves

	Share premium account $M	Hedging reserve $M	Translation reserve $M	Merger reserve $M	Retained earnings $M
At December 31, 2011	—	0.7	(31.4)	(333.8)	259.4
Net income for the year	—	—	—	—	39.5
Currency translation differences	—	—	2.9	—	—
Decrease in fair value of cash flow hedges	—	(0.1)	—	—	—
Transfer to income statement on cash flow hedges	—	(0.2)	—	—	—
Remeasurement of defined benefit retirement plans	—	—	—	—	(17.4)
Deferred tax on items taken to other comprehensive income	—	—	—	—	2.9
Equity dividends	—	—	—	—	(5.8)
Arising from issue of share capital	59.4	—	—	—	—
Share issue costs	(3.8)	—	—	—	—

At December 31, 2012	55.6	0.4	(28.5)	(333.8)	278.6

Net income for the year	—	—	—	—	34.1
Currency translation differences	—	—	3.1	—	—
Decrease in fair value of cash flow hedges	—	(0.8)	—	—	—
Remeasurement of defined benefit retirement plans	—	—	—	—	23.7
Deferred tax on items taken to other comprehensive income	—	0.1	—	—	(9.1)
Equity dividends	—	—	—	—	(10.8)
Deferred tax on items taken to equity	—	—	—	—	0.8

At December 31, 2013	55.6	(0.3)	(25.4)	(333.8)	317.3

Net income for the year	—	—	—	—	29.2
Currency translation differences	—	0.2	(10.8)	—	—
Increase in fair value of cash flow hedges	—	1.4	—	—	—
Transfer to income statement on cash flow hedges	—	0.1	—	—	—
Remeasurement of defined benefit retirement plans	—	—	—	—	(35.4)
Deferred tax on items taken to other comprehensive income	—	(0.5)	—	—	8.9
Equity dividends	—	—	—	—	(10.8)
Arising from issue of share capital	0.6	—	—	—	—
Deferred tax on items taken to equity	—	—	—	—	(0.4)

At December 31, 2014	56.2	0.9	(36.2)	(333.8)	308.8

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

20. Reserves (Continued)

Nature and purpose of reserves

Share premium account

The share premium account is used to record the excess of proceeds over nominal value on the issue of shares. Share issue costs directly related to the issue of shares are deducted from share premium.

Hedging reserve

The hedging reserve contains the effective portion of the cash flow hedge relationships entered into by the Group at the reporting date. The movement in the year to December 31, 2014 of $1.3 million includes an increase in the fair value of cash flow hedges of $1.4 million, a gain of $0.1 million of cash flow hedges being transferred to the income statement, a $0.5 million decrease in deferred tax, and a gain on exchange movements of $0.2 million. For further information regarding the Group's forward foreign currency contracts, forward aluminum commodity contracts and forward rate interest rate agreements refer to Note 28 section (a)—Financial Instruments: Financial Instruments of the Group.

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

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

21. Bank and other loans

Non-current	December 31, 2014 $M	December 31, 2013 $M
Loan Notes due 2018	63.9	63.8
Loan Notes due 2021	24.8	—
Revolving credit facility	32.7	—

	121.4	63.8

On March 25, 2014 the Group amended its banking facilities, providing an expanded $150 million of committed revolving credit facilities, at slightly lower costs to previous terms, with an uncommitted standby accordion facility, which allows for up to an additional $50 million of borrowing. The amended facility is due to mature at the end of April 2019. The cost of extending these facilities was an additional $1.3 million commitment fee plus legal costs of $0.2 million.

On September 18, 2014, the Group issued $25 million principal amount of Loan Notes due 2021 in a private placement to an insurance company. The arrangement also allows for a further $50 million of borrowing through an uncommitted three-year shelf facility with the insurance company. The costs of this arrangement were legal costs of $0.2 million.

As at December 31, 2014 the outstanding debt was made up of the Loan Notes due 2018 of $65 million (December 31, 2013: $65 million), the Loan Notes due 2021 of $25 million (December 31, 2013: $nil) with $34.3 million draw down on the revolving credit facility (December 31, 2013: $nil).

The $65 million seven year private placement will be repayable in full in 2018 and bears interest at a fixed rate of 6.19%. The $25 million seven year private placement will be repayable in full in 2021 and bears interest at a fixed rate of 3.67%. The banking facilities mature at the end of April 2019 and bear interest equal to a margin based upon the Group's leverage plus either EURIBOR or LIBOR, depending on the currency drawn down.

The private placement notes and the revolving credit facility are unsecured. As at December 31, 2014, the total amounts outstanding on the Loan Notes due 2018 and the Loan Notes due 2021 were $65.0 million and $25.0 million respectively, which are shown in non-current bank and other loans net of unamortized finance costs of $1.1 million and $0.2 million respectively. The maturity profile of the Group's undiscounted contractual payments is disclosed in Note 27.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

22. Provisions

	Rationalization & redundancy $M	Employee benefits $M	Environmental provisions $M	Total $M
At January 1, 2013	0.4	1.3	3.0	4.7
Charged to income statement	0.5	0.2	—	0.7
Cash payments	(0.6)	(0.1)	(0.7)	(1.4)
Exchange adjustments	—	0.1	(0.1)	—

At December 31, 2013	0.3	1.5	2.2	4.0
Charged to income statement	1.7	0.7	2.0	4.4
Cash payments	(1.1)	(0.5)	(2.8)	(4.4)
Acquired on acquisition of business	—	—	0.2	0.2

At December 31, 2014	0.9	1.7	1.6	4.2

	Rationalization & redundancy $M	Employee benefits $M	Environmental provisions $M	Total $M
At December 31, 2014
Included in current liabilities	0.9	—	1.2	2.1
Included in non-current liabilities	—	1.7	0.4	2.1

	0.9	1.7	1.6	4.2

At December 31, 2013
Included in current liabilities	0.3	—	1.5	1.8
Included in non-current liabilities	—	1.5	0.7	2.2

	0.3	1.5	2.2	4.0

Rationalization and redundancy

At December 31, 2014 the Group had $0.9 million of provisions relating to redundancy and the rationalization of its operations (December 31, 2013: $0.3 million). $0.7 million of this provision relates to a rationalization and restructuring program across the Gas Cylinders division. A further $0.2 million of this provision relates to closure of the Gas Cylinders division manufacturing facility based at Aldridge in the UK.

Employee benefits

At December 31, 2014 the Group had $1.7 million of employee benefit liabilities (in addition to retirement benefits), as calculated on an actuarial basis, relating to a provision for workers' compensation at the Gas Cylinders division in the USA (December 31, 2013: $1.5 million).

Environmental provisions

As at December 31, 2014, the Group had environmental provisions of $1.6 million relating to environmental clean-up costs (December 31, 2013: $2.2 million). $0.6 million of the provision is for future

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

22. Provisions (Continued)

remediation costs required at the Speciality Aluminium site, in relation to an incident before Luxfer Group's ownership, $0.8 million relates to work required at the UK Elektron division site and $0.2 million relates to work required at the newly acquired Elektron business in the USA. This work is expected to take place over the next 2 years.

23. Deferred tax

	Accelerated tax depreciation $M	Other temporary differences $M	Tax losses $M	Retirement benefit obligations $M	Total $M
At January 1, 2013	10.4	(5.1)	(1.5)	(25.4)	(21.6)
Charged/(credited) to income statement	1.0	0.2	(0.4)	2.2	3.0
(Credited)/charged to other comprehensive income	—	(0.1)	—	9.1	9.0
Credited to equity	—	(0.8)	—	—	(0.8)
Exchange adjustment	0.1	—	—	—	0.1

At December 31, 2013	11.5	(5.8)	(1.9)	(14.1)	(10.3)

Charged/(credited) to income statement	1.3	(1.4)	(1.3)	1.4	—
Charged/(credited) to other comprehensive income	—	0.5	—	(8.9)	(8.4)
Charged to equity	—	0.4	—	—	0.4
Exchange adjustment	—	0.1	0.1	0.9	1.1

At December 31, 2014	12.8	(6.2)	(3.1)	(20.7)	(17.2)

The amount of deferred taxation accounted for in the Group balance sheet, after the offset of balances within countries for financial reporting purposes, comprised the following deferred tax assets and liabilities:

	December 31, 2014 $M	December 31, 2013 $M
Deferred tax liabilities	(2.0)	(5.5)
Deferred tax assets	19.2	15.8

Net deferred tax asset	17.2	10.3

At the balance sheet date, the Group has unrecognized deferred tax assets relating to certain trading and capital losses and other temporary differences of $17.8 million (December 31, 2013: $19.5 million) potentially available for offset against future profits. No deferred tax asset has been recognized in respect of this amount because of the unpredictability of future qualifying profit streams in the relevant entities. Of the total unrecognized deferred tax asset of $17.8 million (December 31, 2013: $19.5 million), $16.3 million (December 31, 2013: $19.1 million) relates to losses that can be carried forward indefinitely under current legislation.

At the balance sheet date there were unremitted earnings of overseas subsidiaries and joint ventures of $65.3 million (December 31, 2013: $72.7 million), for which there are no deferred tax liabilities recognized or unrecognized (December 31, 2013: $nil).

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

24. Trade and other payables

	December 31, 2014 $M	December 31, 2013 $M
Trade payables	34.2	33.7
Other taxation and social security	4.4	4.7
Accruals	24.0	23.4
Interest payable	0.2	0.2
Derivative financial instruments	—	1.2

	62.8	63.2

The directors consider that the carrying amount of trade payables approximates to their fair value.

25. Acquisitions

On March 21, 2014 the Group acquired a business specializing in the design and manufacture of composite cylinders and the associated production assets in Utah, acquiring 100% of the voting rights of the two legal entities that make up the business, Vexxel Composites LLC and Hypercomp Engineering Inc (together, "Luxfer Utah"). This provides our North American Gas Cylinders business with a facility purpose-built for the design and manufacture of Type 4 (polymer-lined) composite cylinder products, which are being targeted initially at the class 8 heavy-duty truck market, where an increasing rate of conversion from diesel to CNG is widely anticipated. We are in the final stages of developing a new range of larger-diameter Type 4 cylinders for growing CNG markets to complement our existing lightweight range of Type 3 (aluminum-lined) cylinder products and systems.

On July 29, 2014, the Group closed the acquisition of the trade and assets of two related businesses: Truetech Inc. and Innotech Products Limited (together, "Luxfer Magtech"). The acquired businesses produce magnesium-based flameless heating pads for self-heating meals used by the U.S. military and emergency relief agencies; an extensive line of self-heating meals, soups and beverages used by military and civilian end-users; seawater desalinization kits, chemical agent detection kits; and chemical decontamination equipment. Truetech Inc. operates a manufacturing and warehousing facility on a company-owned site in Riverhead, New York, and Innotech operates a leased manufacturing, assembly and distribution facility in Cincinnati, Ohio. The acquired businesses have been combined within Luxfer Magtech Inc, a new wholly-owned subsidiary of Luxfer Group, and will operate as part of the Group's specialty materials Elektron division. On closing, an initial consideration of $59.3 million was paid, and with the acquired businesses having $4 million of cash, the net cash cost was $55.3 million.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

25. Acquisitions (Continued)

Assessment of assets acquired and liabilities assumed

	Luxfer Utah $M	Luxfer Magtech $M	Total Group $M
Property, plant and equipment	1.1	7.2	8.3
Intangible assets	0.6	21.6	22.2
Cash and short term deposits	0.1	4.0	4.1
Inventories	—	6.5	6.5
Trade and other receivables	0.4	1.5	1.9

Total assets	2.2	40.8	43.0
Trade and other payables	(0.9)	(2.8)	(3.7)
Provisions	—	(0.2)	(0.2)
Bank and other loans	(0.3)	—	(0.3)

Total liabilities	(1.2)	(3.0)	(4.2)
Net assets acquired	1.0	37.8	38.8

Identifiable net assets at fair value	1.0	37.8	38.8
Goodwill arising on acquisition	4.1	27.8	31.9

Gross purchase consideration	5.1	65.6	70.7
Represented by:
Amounts paid	2.8	59.3	62.1
Contingent consideration liability	2.3	6.3	8.6

	5.1	65.6	70.7

The table above represents the initial assessment of the fair values of the assets acquired of the businesses at the date of initial acquisition, which will be finalized during 2015.

Goodwill includes the fair value of the expertise of the acquired workforce following the business combination and also the synergies that are expected to arise. Goodwill is expected to be tax deductible for the acquisition of Luxfer Magtech.

The contingent consideration for Luxfer Utah is linked into the future profitability of the company, and substantially all of it will be payable at March 31, 2017. The contingent consideration is shown in the balance sheet as at December 31, 2014, at $1.0 million, following a remeasurement of contingent consideration at the year-end based upon the estimated future cashflows and the weighted probability of those cashflows being achieved, resulting in a credit to the income statement of $1.5 million, net of an unwind of discount on contingent consideration of $0.2 million. The potential undiscounted future payment has been estimated at $1.3 million. The maximum undiscounted amount payable under the sale agreement is $9.3 million.

The contingent consideration for Luxfer Magtech is linked into the future profitability of the company and will be payable annually from 2015 to 2020. The contingent consideration is shown in the balance sheet as

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

25. Acquisitions (Continued)

at December 31, 2014, at $1.6 million, following a remeasurement of contingent consideration at the year-end based upon the estimated future cashflows and the weighted probability of those cashflows being achieved, resulting in a credit to the income statement of $4.8 million, net of an unwind of discount on contingent consideration of $0.1 million. The potential undiscounted future payment has been estimated at $2.3 million. The maximum undiscounted amount payable under the sale agreement is $10.0 million.

	December 31, 2014
	Luxfer Utah $M	Luxfer Magtech $M	Total Group $M
Acquisition costs:
Transaction costs	0.3	1.5	1.8

	0.3	1.5	1.8

	December 31, 2014
	Luxfer Utah $M	Luxfer Magtech $M	Total Group $M
Net cashflow on purchase of business:
Included in net cashflows from investing activities:
Amounts paid	2.8	59.3	62.1
Cash acquired	(0.1)	(4.0)	(4.1)

	2.7	55.3	58.0

Included in net cashflows from operating activities:
Acquisition costs	0.3	1.5	1.8
Less: acquisition costs unpaid	—	(0.2)	(0.2)

	0.3	1.3	1.6

Transaction costs for acquisitions were $1.8 million of which $1.6 million is included in cashflows from operating activities with the remainder provided for on the balance sheet.

The post-acquisition contribution to revenue and profit before tax for acquisitions was $17.0 million revenue and a profit of $1.7 million. Had the acquisitions occurred at the beginning of the year, the contribution to revenue and profit before tax is estimated to have been $33.0 million revenue and a profit of $5.1 million.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

26. Commitments and contingencies

	December 31, 2014 $M	December 31, 2013 $M	December 31, 2012 $M
Operating lease commitments—Group as a lessee
Minimum lease payments under operating leases recognized in the income statement	5.2	4.8	3.7

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	December 31, 2014 $M	December 31, 2013 $M	December 31, 2012 $M
Within one year	5.1	4.9	4.4
In two to five years	13.6	13.1	12.3
In over five years	15.3	16.4	15.9

	34.0	34.4	32.6

Operating lease payments represent rentals payable by the Group for certain of its properties and items of machinery. Leasehold land and buildings have a life between 2 and 65 years. Plant and equipment held under operating leases have an average life between 2 and 5 years. Renewal terms are included in the lease contracts.

Capital commitments

At December 31, 2014, the Group had capital expenditure commitments of $2.3 million (December 31, 2013: $2.6 million and December 31, 2012: $0.9 million) for the acquisition of new plant and equipment.

27. Financial risk management objectives and policies

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

(Dollars in millions)

27. Financial risk management objectives and policies (Continued)

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

Interest rate risk

The Group has exposure to variable interest rates when it draws down on the revolving credit facilities. As a result of this exposure, the Group may decide to hedge interest payable based on a combination of forward rate agreements, interest rate caps and swaps. It has also used fixed rate debt within its financing structure to mitigate volatility in interest rate movements as disclosed in Note 21.

Total debt and debt funding to joint ventures, as at December 31, 2014, all related to fixed interest rate debt and so there was no interest rate risk at that date.

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

The Group has been in compliance with the covenants under the Loan Notes due 2018, the Loan Notes due 2021 and the banking facilities throughout all of the quarterly measurement dates from and including September 30, 2011 to December 31, 2014.

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

	December 31, 2014				December 31, 2013
	Within 12 months $M	1-5 years $M	> 5 years $M	Total $M	Within 12 months $M	1-5 years $M	> 5 years $M	Total $M
Loan Notes due 2018	—	65.0	—	65.0	—	65.0	—	65.0
Loan Notes due 2021	—	—	25.0	25.0	—	—	—	—
Revolving credit facility	—	34.3	—	34.3	—	—	—	—
Contingent consideration	—	3.6	—	3.6	—	—	—	—
Trade payables	34.2	—	—	34.2	33.7	—	—	33.7
Accruals	24.0	—	—	24.0	23.4	—	—	23.4
Interest payable	0.2	—	—	0.2	0.2	—	—	0.2
Derivative financial instruments	—	—	—	—	1.2	—	—	1.2

	58.4	102.9	25.0	186.3	58.5	65.0	—	123.5

The table below summarizes the maturity profile of the Group's financial liabilities at December 31 based on contractual undiscounted payments. Interest rates on the Group's variable rate debt have been based on a forward curve.

	December 31, 2014 $M	December 31, 2013 $M
Undiscounted contractual maturity of financial liabilities:
Amounts payable:
Within 12 months	64.1	62.5
1-5 years	120.3	78.9
> 5 years	26.6	—

	211.0	141.4
Less: future finance charges	(24.7)	(17.9)

	186.3	123.5

Capital risk management

In prior years the Group had sought to reduce its indebtedness and increase the level of equity funding and organized its capital structure to fund medium and long-term investment programs aimed at the development of new products and production facilities. 2014 saw an increase in the Group's indebtedness as it pursued acquisitions as part of its growth strategy, described in further detail in Note 25.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

27. Financial risk management objectives and policies (Continued)

The Group monitors its adjusted EBITDA for continuing activities to net debt ratio and has sought to reduce this over time from 6x to below 2x. The table below sets out the calculations for 2014, 2013 and 2012:

	2014 $M	2013 $M	2012 $M
For continuing operations:
Operating profit	40.9	56.5	66.4
Add back: Restructuring and other expense (Note 5)	3.9	2.7	2.1
Loss on disposal of property, plant and equipment	0.3	0.3	—
Other share based compensation charges	1.6	1.3	—
Depreciation and amortization	18.1	15.8	14.7

Adjusted EBITDA	64.8	76.6	83.2

Bank and other loans	121.4	63.8	63.5

Total debt	121.4	63.8	63.5
Less:
Cash and short term deposits	(14.6)	(28.4)	(40.2)

Net debt	106.8	35.4	23.3

Net debt: EBITDA ratio	1.6x	0.5x	0.3x

Credit risk

The Group only provides trade credit to creditworthy third parties. Credit checks are performed on new and existing customers along with monitoring payment histories of customers. Outstanding receivables from customers are closely monitored to ensure they are paid when due, with both outstanding overdue days and total days of sales outstanding ("DSO days") reported as a business unit key performance measure. Where possible export sales are also protected through the use of credit export insurance. At December 31, 2014, the Group has a provision for bad and doubtful debtors of $2.6 million (December 31, 2013: $0.6 million) and a charge of $2.1 million (2013: credit of $0.4 million) has gone to the Income Statement in relation to bad debts incurred in 2014.

The analysis of trade receivables that were past due but not impaired is as follows:

			Past due but not impaired
		Neither past due nor impaired $M
	Total $M		< 31 days $M	31-61 days $M	61-91 days $M	91-121 days $M	> 121 days $M
At December 31, 2014	61.1	48.7	9.8	1.2	0.7	0.7	—
At December 31, 2013	53.0	41.8	9.5	1.6	0.1	—	—

The Group also monitors the spread of its customer base with the objective of trying to minimize exposure at a Group and divisional level to any one customer. The top ten customers in 2014 represented 27% (2013: 30.0% and 2012: 36.0%) of total revenue. There were no customers in 2014 or 2013 that represented over 10% of total revenue.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

27. Financial risk management objectives and policies (Continued)

Included in the trade receivables of $61.1 million is an amount outstanding of $6.5 million which relates to one customer of the Gas Cylinders Division. In the first half of 2014 the group's Gas Cylinders Division made a number of gas transportation module sales to this customer, for which extended terms were granted for part of the supply contract, in relation to a receivable of $8.5 million. The contract revenue and associated cost of sales were recognised when the risks and rewards of ownership of the modules were transferred to the customer. Late in 2014, the customer experienced financial difficulties due to engineering delays in its project and accordingly a provision of $2.0million has been recognised against the receivable to impair the balance to an estimated recoverable amount of $6.5 million.

Foreign currency translation risk

With substantial operations in the UK and Rest of Europe, the Group is exposed to translation risk on both its Income Statement, based on average exchange rates, and its Balance Sheet with regards to period end exchange rates.

The Group's results and net assets are reported by geographic region in Note 2. This analysis shows in 2014 the Group had revenue of $143.7 million derived from UK operations, operating profit of $15.8 million and when adding back restructuring and other expense, share based compensation, loss on disposals and depreciation and amortization, an adjusted EBITDA of $24.4 million. During 2014, the average exchange rate for GBP sterling was £0.6075 being stronger than the 2013 average of £0.6384. This resulted in a positive impact of $7.2 million on revenue, $1.1 million on operating profit and $1.4 million on adjusted EBITDA. Based on the 2014 level of sales and profits a weakening in GBP sterling leading to a £0.05 increase in the GBP sterling to US dollar exchange rate would result in a decrease of $11.6 million in revenue, $1.8 million in operating profit and $2.3 million in adjusted EBITDA.

The capital employed as at December 31, 2014 in the UK was $75.4 million translated at an exchange rate of £0.6417. A £0.05 increase in exchange rates would reduce capital employed by approximately $5.4 million.

During 2014, the average exchange rate for the Euro was €0.7575, being weaker than the 2013 average of €0.7518. This resulted in a negative impact of $0.5 million on revenue, $0.1 million on operating profit and $0.2 million on adjusted EBITDA. Based on the 2014 level of sales and profits a weakening in the Euro leading to a €0.05 increase in the Euro to US dollar exchange rate would result in a decrease of $4.4 million in revenue, $0.9 million in operating profit and $1.7 million in adjusted EBITDA.

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

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

27. Financial risk management objectives and policies (Continued)

The UK operations within the Group have around an estimated $20 million net sales risk after offsetting raw material purchases made in US dollars and a substantial euro sales risk, with approximately €45 million of exports priced in euros. These risks are being partly hedged through the use of forward foreign currency exchange rate contracts, but we estimate that in 2014 our Elektron division has incurred a transaction gain of $0.1 million, and the transaction impact at our Gas Cylinders division was a loss of $0.3 million.

Based on a $20 million net exposure to the US dollar, a $0.10 increase in exchange rates would have a $1.3 million annual decrease in Group operating profit and based on a €45 million euro sales risk a €0.10 increase in exchange rates would have a $3.9 million annual decrease in Group operating profit.

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

Unlike the other major commodities purchased, aluminum is traded on the London Metal Exchange ("LME") and therefore the Group is able to use LME derivative contracts to hedge a portion of its price exposure. In 2014 the Group purchased approximately 10,500 metric tons of primary aluminum. The processed waste can be sold as scrap aluminum at prices linked to the LME price. The price risk on aluminum is mitigated by the use of LME derivative contracts. As at December 31, 2014, the Group had hedged 60% of its main primary aluminum requirements for 2015. Before hedging the risk, a $100 increase in the LME price of aluminum would increase our Gas Cylinders division's costs by $1.1 million.

In the long term the Group has sought to recover the cost of increased commodity costs through price increases and surcharges. Any hedging of aluminum risk is performed to protect the Group against short-term fluctuations in aluminum costs.

In 2014 the Group purchased approximately 8,500 metric tons of primary magnesium. Magnesium is not traded on the LME so we are not able to maintain a hedge position of its price exposure.

The Group purchases various rare earth chemicals which it uses in the production of various materials produced by its Elektron division and when these chemicals became subject to significant price volatility it used surcharges on its products to maintain its product margins.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

28. Financial instruments

The following disclosures relating to financial instruments have been prepared on a basis which excludes short-term debtors and creditors which have resulted from the Group's operating activities.

(a)   Financial instruments of the Group

The financial instruments of the Group other than short-term debtors and creditors were as follows:

Primary financial instruments:	Book value December 31, 2014 $M	Fair value December 31, 2014 $M	Book value December 31, 2013 $M	Fair value December 31, 2013 $M
Financial assets:
Cash at bank and in hand	14.6	14.6	28.4	28.4

Financial liabilities(1):
Loan Notes due 2018	65.0	71.3	65.0	66.6
Loan Notes due 2021	25.0	25.0	—	—
Revolving credit facility	34.3	34.3	—	—
Contingent consideration	2.6	2.6	—	—

(1)
The financial instruments included in financial liabilities are shown gross of unamortized finance costs. The fair value of these financial instruments is calculated by discounting the future cash flows, including interest payments due.

All financial assets mature within one year. The maturity of the financial liabilities is disclosed in Note 27.

As at December 31, 2014, the amount drawn in bank and other loans was $124.3 million (December 31, 2013: $65.0 million), of which $117.0 million was denominated in US dollars with the remainder being denominated in GBP sterling (December 31, 2013: all $65.0 million was denominated in US dollars).

Derivative financial instruments are as follows:	Book value December 31, 2014 $M	Fair value December 31, 2014 $M	Book value December 31, 2013 $M	Fair value December 31, 2013 $M
Held to hedge purchases and sales by trading businesses:
Forward foreign currency contracts	0.2	0.2	0.8	0.8
LME derivative contracts	0.6	0.6	(1.2)	(1.2)

The fair value calculations were performed on the following basis:

Cash at bank and in hand

The carrying value approximates to the fair value as a result of the short-term maturity of the instruments.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

28. Financial instruments (Continued)

Bank loans

At December 31, 2014 bank and other loans of $124.3 million (December 31, 2013: $65.0 million) were outstanding. As at December 31, 2014 bank and other loans are shown net of issue costs of $2.9 million and these issue costs are to be amortized to the expected maturity of the facilities. As at December 31, 2014, $34.3 million of the total $124.3 million of bank and other loans was variable interest rate debt and subject to floating interest rate risk, with the remainder being fixed rate debt.

Forward foreign currency contracts

The fair value of these contracts was calculated by determining what the Group would be expected to receive or pay on termination of each individual contract by comparison to present market prices.

LME derivative contracts

The fair value of these contracts has been calculated by valuing the contracts against the equivalent forward rates quoted on the LME.

Contingent consideration

Disclosure of the basis of calculation of the fair value of contingent consideration is included within Note 25 of the financial statements.

Fair value hierarchy

At December 31, 2014, the Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

28. Financial instruments (Continued)

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	December 31, 2014 $M	Level 1 $M	Level 2 $M	Level 3 $M
Derivative financial liabilities at fair value through profit or loss:
Forward foreign currency contracts	0.2	—	0.2	—
LME derivative contracts	0.6	—	0.6	—
Interest bearing loans and borrowings:		—		—
Loan Notes due 2018	71.3	—	71.3	—
Loan Notes due 2021	25.0	—	25.0	—
Revolving credit facility	34.3	—	34.3	—
Other financial liabilities
Contingent consideration	2.6	—	—	2.6

During the year ended December 31, 2014, there were no transfers between Level 1 and Level 2 fair value measurements.

The contingent consideration relates to amounts payable in the future on acquisitions. This is based upon an estimate of the future profitability of the businesses versus targets agreed upon as part of the acquisitions.

(b)   Interest rate risks

Interest rate risk profile on financial assets

This table shows the Group's financial assets as at December 31, which are cash at bank and in hand. These assets are all subject to floating interest rate risk.

Cash by currency:	December 31, 2014 $M	December 31, 2013 $M
US Dollar	4.8	13.3
GBP	2.3	6.3
Euro	3.2	3.8
Australian Dollar	0.4	0.2
Chinese Renminbi	2.5	1.9
Czech Koruna	0.6	0.2
Canadian Dollar	0.7	2.5
Japanese Yen	0.1	0.2

	14.6	28.4

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

28. Financial instruments (Continued)

The Group earns interest on cash balances through either deposit accounts or placing funds on money markets at short-term fixed rates. In all cases, interest earned is at approximately LIBOR rates during the year.

Interest rate risk profile on financial liabilities

The following table sets out the carrying amount, by original maturity, of the Group's financial instruments that were exposed to both fixed and variable interest rate risk. The carrying amounts include interest payments to be made and interest rates on the Group's variable rate debt have been based on a forward curve.

	December 31, 2014				December 31, 2013
	Within 12 months $M	1-5 years $M	> 5 years $M	Total $M	Within 12 months $M	1-5 years $M	> 5 years $M	Total $M
Floating interest rate risk:
Revolving credit facility (including interest payments)	0.8	38.1	—	38.9	—	—	—	—
Fixed interest rate risk:
Loan Notes due 2018 (including interest payments)	4.0	74.9	—	78.9	4.0	78.9	—	82.9
Loan Notes due 2021 (including interest payments)	0.9	3.7	26.6	31.2	—	—	—	—

	5.7	116.7	26.6	149.0	4.0	78.9	—	82.9

(c)   Hedging activities

Forward foreign exchange contracts

The Group utilizes forward foreign exchange contracts to hedge significant future transactions and cash flows to manage its exchange rate exposures. The contracts purchased are primarily denominated in Sterling, US dollars, Euros and Australian dollars. The Group is also exposed to a number of other currencies like Japanese yen with hedges against these on a more ad hoc basis, when exposures are more significant.

At December 31, 2014, the fair value of forward foreign exchange contracts deferred in equity was a gain of $0.8 million (2013: gain of $1.0 million and 2012: gain of $0.7 million). During 2014 a gain of $0.1 million (2013: $nil and 2012: loss of $0.2 million) has been transferred to the income statement in respect of contracts that have matured in the year.

At December 31, 2014 and 2013 the Group held various foreign exchange contracts designated as hedges in respect of forward sales for US dollars, Euros, Australian dollars and Japanese yen for the receipt of GBP sterling or Euros. The Group also held foreign exchange contracts designated as hedges in respect of

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

28. Financial instruments (Continued)

forward purchases for US dollars by the sale of GBP sterling. The contract totals in GBP sterling and Euros, range of maturity dates and range of exchange rates are disclosed below:

December 31, 2014 Sales hedges	Euros	Japanese Yen	US dollars
Contract totals/£M	38.8	0.1	30.5
Maturity dates	01/15 to 06/16	01/15 to 01/15	01/15 to 06/16
Exchange rates	€1.1584 to €1.2802	¥186.3 to ¥186.3	$1.2970 to $1.7098

Australian dollars
Contract totals/€M	6.7
Maturity dates	01/15 to 03/15
Exchange rates	$1.5082 to $1.5898

Purchase hedges	US dollars
Contract totals/£M	17.6
Maturity dates	01/15 to 06/16
Exchange rates	$1.5330 to $1.7103

December 31, 2013 Sales hedges	Euros	Japanese Yen	US dollars
Contract totals/£M	27.7	0.1	14.2
Maturity dates	01/14 to 04/15	01/14 to 01/14	01/14 to 03/15
Exchange rates	€1.1395 to €1.2665	¥173.37 to ¥173.37	$1.5021 to $1.6509

Purchase hedges	US dollars
Contract totals/£M	17.3
Maturity dates	01/14 to 04/15
Exchange rates	$1.4888 to $1.6181

Aluminum commodity contracts

The Group did not hold any forward aluminum commodity contracts at December 31, 2014 or December 31, 2013.

Forward rate interest rate agreements

The Group did not hold any forward rate interest rate agreements at December 31, 2014 or December 31, 2013.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

28. Financial instruments (Continued)

LME derivative contracts

As at 31 December 2014, the Group has hedged 5,400 and 2,100 metric tons of aluminum for supply in 2015 and 2016 respectively using its ancillary banking facilities. The fair value of LME derivative contracts deferred in equity was a gain of $0.5 million (2013: loss of $1.4 million 2012: loss of $0.3 million).

(d)   Foreign currency translation risk disclosures

Exchange gains and losses arising on the translation of the Group's non-US assets and liabilities are classified as equity and transferred to the Group's translation reserve. In 2014 a loss of $10.8 million (2013: gain of $3.1 million and 2012: gain of $2.9 million) was recognized in translation reserves.

(e)   Un-drawn committed facilities

At December 31, 2014 the Group had committed banking facilities of $150 million. The facilities were for providing loans and overdrafts, with a separate facility for letters of credit which at December 31, 2014 was £7.0 million ($10.9 million). Of the committed facilities, $34.3 million of loans were drawn and $nil for letters of credit were utilized. The Group also has a separate bonding facility for bank guarantees denominated in GBP sterling of £ 3.0 million ($4.7 million), of which £1.4 million ($2.2 million) was utilized at December 31, 2014.

At December 31, 2013 the Group had committed banking facilities denominated in GBP sterling of £70.0 million ($116 million). The facilities were for providing short-term loans and overdrafts, with a sub-limit for letters of credit which at December 31, 2013 was £7.0 million ($11.6 million). Of these committed facilities, $nil of short-term loans were drawn and $nil for letters of credit was utilized. The Group had a separate bonding facility for bank guarantees denominated in GBP sterling of £3.0 million ($5.0 million), of which £1.2 million ($2.0 million) was utilized at December 31, 2013.

29. Retirement benefits

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

The principal defined benefit pension plan in the Group and in the UK is the Luxfer Group Pension Plan, which closed to new members in 1998, new employees then being eligible for a defined contribution plan. With effect from April 2004 the Luxfer Group Pension Plan changed from a final salary to a career average revalued earnings benefit scale. In August 2005 a plan specific earnings cap of £60,000 per annum subject to inflation increases was introduced, effectively replacing the statutory earnings cap. In October 2007 the rate of the future accrual for pension was reduced and a longevity adjustment was introduced to mitigate against the risk of further unexpected increases in life expectancies. The weighted average duration

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

29. Retirement benefits (Continued)

of the expected benefit payments from the Luxfer Group Pension Plan is around 18 years. The pension cost of the Plan is assessed in accordance with the advice of an independent firm of professionally qualified actuaries, Lane Clark & Peacock LLP. The Plan is registered with HMRC for tax purposes, operates separately from the Group and is managed by an independent set of Trustees. The Plan is subject to UK regulations, which require the Group and Trustees to agree a funding strategy and contribution schedule for the plan. Over and above the normal contributions required to meet the cost of future accrual, the schedule of payments provides for deficit funding, which is based upon minimum annual contributions of £3.4 million per year, together with additional variable contributions based on one-fifth of net earnings of Luxfer Holdings PLC in excess of £12 million, with total deficit funding contributions subject to an annual cap of £5 million.

The Group's other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings Inc Pension Plan in the US. In December 2005 the plan was closed to further benefit accrual with members being offered contributions to the Company's 401(k) plan.

The total charge to the Group's income statement for 2014 for retirement benefits was a cost of $9.3 million (2013: $11.9 million and 2012: $10.4 million).

The movement in the pension liability is shown below:

	2014 $M	2013 $M
Balance at January 1	67.6	96.7
Charged to the Income Statement	9.3	10.2
Contributions	(17.0)	(17.8)
Charged to the Statement of Comprehensive Income	35.4	(23.7)
Settlement charge	—	1.7
Exchange adjustments	(4.4)	0.5

Balance at December 31	90.9	67.6

The financial assumptions used in the calculations are:

	Projected Unit Valuation
	United Kingdom			Non United Kingdom
	2014%	2013%	2012%	2014%	2013%	2012%
Discount Rate	3.50	4.50	4.40	4.10	4.90	4.20
Retail Price Inflation	2.90	3.40	3.00	—	—	—
Inflation related assumptions:
Salary Inflation	3.90	4.40	4.00	—	—	—
Consumer Price Inflation	1.90	2.40	2.30	—	—	—
Pension increases—pre 6 April 1997	2.30	2.60	2.40	—	—	—
—1997 - 2005	2.80	3.30	2.90	—	—	—
—post 5 April 2005	2.00	2.20	2.10	—	—	—

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

29. Retirement benefits (Continued)

Other principal actuarial assumptions:	2014 Years	2013 Years	2012 Years
Life expectancy of male in the UK aged 65 at accounting date	20.6	20.5	20.3
Life expectancy of male in the UK aged 65 at 20 years after accounting date	22.3	22.2	22.1

Investment strategies

For the principal defined benefit plan in the Group and the UK, the Luxfer Group Pension Plan, the assets are invested in a diversified range of asset classes and include matching assets (comprising fixed interest and index linked bonds and swaps) and growth assets (comprising all other assets). The Trustees have formulated a de-risking strategy to help control the short term risks of volatility associated with holding growth assets. The Trustees also monitor the cost of a buy-in to secure pensioner liabilities with an insurance company to ensure they are able to act if such an opportunity arises.

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

Special Events

In 2013 the US Plans offered deferred members the opportunity to receive a lump sum in respect of their benefits in the Plans. As a result, in early November and December 2013 a total of $12.9 million of lump sums were paid to members. This resulted in a settlement charge of $1.7 million in 2013.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

29. Retirement benefits (Continued)

The amounts recognized in income in respect of the pension plans are as follows:

	2014 UK $M	2014 Non UK $M	2014 Total $M	2013 UK $M	2013 Non UK $M	2013 Total $M	2012 UK $M	2012 Non UK $M	2012 Total $M
In respect of defined benefit plans
Current service cost	1.5	0.1	1.6	1.4	0.1	1.5	1.2	—	1.2
Net interest on net liability	2.5	0.2	2.7	3.1	0.7	3.8	2.8	0.8	3.6
Administrative expenses	1.2	0.4	1.6	1.5	0.2	1.7	2.2	0.1	2.3
Past service cost	—	—	—	—	—	—	0.1	—	0.1
Settlements	—	—	—	—	1.7	1.7	—	—	—

Total charge for defined benefit plans	5.2	0.7	5.9	6.0	2.7	8.7	6.3	0.9	7.2

In respect of defined contribution plans
Total charge for defined contribution plans	1.4	2.0	3.4	1.3	1.9	3.2	1.3	1.9	3.2

Total charge for pension plans	6.6	2.7	9.3	7.3	4.6	11.9	7.6	2.8	10.4

Of the charge for the year, charges of $4.6 million and $2.0 million (2013: $4.5 million and $1.9 million; 2012: $4.6 million and $2.2 million); have been included in cost of sales and administrative costs respectively; a charge of $nil (2013: $1.7 million; 2012: $nil) has been included in restructuring and other expense and a charge of $2.7 million (2013: $3.8 million; 2012: $3.6 million) has been included in finance costs.

For the year, the amount of loss recognized in the Statement of Comprehensive Income is $35.4 million (2013: gain of $23.7 million and 2012: loss of $17.4 million).

The actual return of the plan assets was a gain of $32.5 million (2013: gain of $33.4 million and 2012: gain of $31.3 million).

The value of the plan assets were:

	2014 UK $M	2014 Non UK $M	2014 Total $M	2013 UK $M	2013 Non UK $M	2013 Total $M
Assets in active markets:
Equities and growth funds	186.3	26.9	213.2	197.3	28.7	226.0
Government bonds	43.6	—	43.6	22.0	—	22.0
Corporate bonds	75.0	23.5	98.5	76.8	19.8	96.6
Cash	0.5	—	0.5	0.3	—	0.3

Total market value of assets	305.4	50.4	355.8	296.4	48.5	344.9
Present value of plan liabilities	(382.3)	(64.4)	(446.7)	(357.8)	(54.7)	(412.5)

Deficit in the plan	(76.9)	(14.0)	(90.9)	(61.4)	(6.2)	(67.6)
Related deferred tax asset	15.4	5.3	20.7	12.3	1.7	14.0

Net pension liability	(61.5)	(8.7)	(70.2)	(49.1)	(4.5)	(53.6)

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

29. Retirement benefits (Continued)

The plans do not invest directly in property occupied by the Group or in financial securities issued by the Group.

Analysis of movement in the present value of the defined benefit obligations:

	2014 UK $M	2014 Non UK $M	2014 Group $M	2013 UK $M	2013 Non UK $M	2013 Group $M
At January 1	357.8	54.7	412.5	343.7	72.8	416.5
Service cost	1.5	0.1	1.6	1.4	0.1	1.5
Interest on obligation	15.7	2.6	18.3	14.3	2.9	17.2
Contributions from plan members	0.8	—	0.8	0.8	—	0.8
Actuarial losses and (gains) on financial assumptions	44.5	5.5	50.0	3.7	(6.3)	(2.6)
Actuarial losses on demographic assumptions	—	4.3	4.3	—	—	—
Actuarial losses and (gains) on plan experience	(2.2)	0.3	(1.9)	—	(1.1)	(1.1)
Exchange difference	(22.7)	(0.2)	(22.9)	6.6	0.1	6.7
Benefits paid	(13.1)	(2.9)	(16.0)	(12.7)	(2.6)	(15.3)
Settlements	—	—	—	—	(11.2)	(11.2)

At December 31	382.3	64.4	446.7	357.8	54.7	412.5

The defined benefit obligation comprises $2.2 million (December 31, 2013: $2.2 million) arising from unfunded plans and $444.5 million (December 31, 2013: $410.3 million) from plans that are funded.

The sensitivities regarding the principal assumptions used to measure the present value of the defined benefit obligations are set out below:

Assumption	Change in assumption	Impact on total defined benefit obligations
Discount rate	Increase/decrease by 1.0%	Decrease/increase by 18%
RPI inflation (and related increases)	Increase/decrease by 1.0%	Increase/decrease by 9%
Post retirement mortality	Increase by 1 year	Increase by 3%

The sensitivities have been calculated to show the movement in the total defined benefit obligation in isolation, assuming no other changes in market conditions at the accounting date. In practice, for example, a change in discount rate is likely to be associated with a movement in the value of the invested assets held by the plans.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

29. Retirement benefits (Continued)

Analysis of movement in the present value of the fair value of plan assets:

	2014 UK $M	2014 Non UK $M	2014 Group $M	2013 UK $M	2013 Non UK $M	2013 Group $M
At January 1	296.4	48.5	344.9	266.9	52.9	319.8
Interest on plan assets	13.2	2.4	15.6	11.2	2.2	13.4
Actuarial (gains) and losses	17.1	(0.1)	17.0	15.3	4.7	20.0
Exchange difference	(18.5)	—	(18.5)	6.2	—	6.2
Contributions from employer	10.7	2.9	13.6	10.2	4.4	14.6
Contributions from plan members	0.8	—	0.8	0.8	—	0.8
Administrative expenses	(1.2)	(0.4)	(1.6)	(1.5)	(0.2)	(1.7)
Benefits paid	(13.1)	(2.9)	(16.0)	(12.7)	(2.6)	(15.3)
Settlements	—	—	—	—	(12.9)	(12.9)

At December 31	305.4	50.4	355.8	296.4	48.5	344.9

The estimated amount of employer contributions expected to be paid to the defined benefit pension plans for the year ending December 31, 2015 is $12.2 million (2014: $13.4 million actual employer contributions).

30. The Luxfer Group Employee Share Ownership Plan

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

The current plan

The current share option plan, implemented by the Company in February 2007 is The Luxfer Holdings Executive Share Option Plan ("the Plan"), which consists of two parts. Part A of the Plan is approved by HM Revenue & Customs and Part B is unapproved. Options can be exercised at any time up to the tenth anniversary of their grant subject to the rules of the relevant part of the Plan. As a result of the I.P.O. all

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

30. The Luxfer Group Employee Share Ownership Plan (Continued)

leaver restrictions over the shares were released. There is no other performance criteria attached to the options.

Movements in the year

The movement in the number of shares held by the trustees of the ESOP and the number of share options held over those shares are shown below:

	Number of shares held by ESOP Trustees		Number of options held over £0.50 ordinary shares
	£0.0001 deferred shares	£0.50 ordinary shares	£0.49 options held	£1.50 options held	£2.00 options held	Total options held
At January 1, 2014	15,977,968,688	187,348	30,400	41,600	59,020	131,020
Options exercised during the year	—	(46,400)	(4,800)	(41,600)	—	(46,400)

At December 31, 2014	15,977,968,688	140,948	25,600	—	59,020	84,620

As at December 31, 2014 the loan outstanding from the ESOP was $3.3 million (December 31, 2013: $3.6 million).

During the year ended December 31, 2014, all of the shares held by the ESOP were subject to a 2-for-1 share split, so that each £1 ordinary share was split into two £0.50 ordinary shares. All prior year comparatives have been restated for the share split. During the year ended December 31, 2013 all of the shares held by the ESOP were transferred into the ADS plan.

The market value of each £0.50 ordinary share held by the ESOP as at December 31, 2014 was $14.93 (December 31, 2013: $20.86).

31. Share based compensation

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

The equity or equity-related awards under the LTIP and the Director EIP will be based on the ordinary shares or ADSs of the Group. The Remuneration Committee will administer the LTIP and will have the power to determine to whom the awards will be granted, the amount, type and other terms. Awards under the Director EIP are non-discretionary and purely time-based.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

31. Share based compensation (Continued)

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

In January 2013, 306,200 Restricted Stock Units and Options over ADSs, were granted under the LTIP and 9,252 ADS Restricted Stock was granted under the Director EIP. In March 2013, 1,924 ADS Restricted Stock was granted under the Director EIP. These awards were a mixture of time-based, market-based and performance-based awards.

In March 2014, 201,870 Restricted Stock Units and Options over ADSs were granted under the LTIP, which were all performance based awards. Following the Annual General Meeting on May 29, 2014, 12,517 Restricted Stock Units and Options over ADSs were granted under the Director EIP, which were all time-based awards.

	2014 $M	2013 $M	2012 $M
I.P.O. related share based compensation charges	0.2	0.5	0.8
Other share based compensation charges	1.6	1.3	—

	1.8	1.8	0.8

There were no cancellations or modifications to the awards in 2014.

The following table illustrates the number of, and movements in, share options during the year, with each option relating to 1 American Depositary Share:

	2014 Number	2014 WAEP	2013 Number	2013 WAEP
At January 1	1,131,776	$8.00	816,400	$10.00
Granted during the year	214,387	$0.83	317,376	$2.80
Exercised during the year	(84,366)	$(9.72)	—	—
Accrued dividend awards	11,033	$8.00	—	—
Lapsed during the year	(34,236)	$(9.80)	(2,000)	$(0.76)

At December 31	1,238,594	$6.90	1,131,776	$8.00

The weighted average remaining contractual life for the share options outstanding as at December 31, 2014 was 4 years (December 31, 2013: 5 years). The weighted average fair value of options granted during the year was $17.05 (December 31, 2013: $7.27).

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

31. Share based compensation (Continued)

The following table illustrates the number of, and movements in, share options during the year:

	2014	2013
Dividend yield (%)	2.00	2.25
Expected volatility range (%)	25.03 – 38.72	41.3 – 42.8
Risk-free interest rate (%)	0.13 – 1.81	0.15 – 0.86
Expected life of share options range (years)	1 – 5	1 – 7
Weighted average exercise price ($)	$0.83	$2.81
Model used	Black-Scholes	Black-Scholes

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

Employee share incentive plans

The Group operates an all-employee share incentive plan in its UK and US operations and will look to implement plans in other geographic regions.

32. Related party transactions

Joint venture in which the Group is a venturer

During 2014, the Group maintained its 51% investment in the equity of the joint venture Luxfer Uttam India Private Limited. During 2014, the Gas Cylinders division made $1.2 million of sales to the joint venture. At December 31, 2014, the amounts receivable from the joint venture amounted to $1.6 million. All sales to the joint venture are made at arm's length.

During 2014, the Group was repaid $0.2 million of its debt investment in the joint venture Luxfer Holdings NA, LLC, of which it holds 49% of the equity. The debt investment is provided through a secured revolving credit facility that the Group has granted to the joint venture of which up to $10 million can be drawn down until March 31, 2018 at an interest rate of 8% per annum. During 2014, the Gas Cylinders division made $2.0 million of sales to the joint venture. At December 31, 2014, the amounts receivable from the joint venture amounted to $1.2 million of trade debt and $4.3 million of debt investment. All sales to the joint venture are made at arm's length.

Transactions with other related parties

As at December 31, 2014 the directors and key management comprising the members of the Executive Management Board, owned 1,387,889 £0.50 ordinary shares (2013: 1,430,515 £0.50 ordinary shares) and held awards over a further 1,008,526 £0.50 ordinary shares (2013: 891,196 £0.50 ordinary shares).

During the years ended December 31, 2014 share options held by members of the Executive Management board were exercised, information relating to these exercised is disclosed in table 8 of the Remuneration Report.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

32. Related party transactions (Continued)

On February 5, 2014 to as a part of a relocation, one of the subsidiary companies of the Group purchased outright the residential property of David Rix, a member of our executive management board. The property was valued on an arm's length basis by third parties with a purchase price of $1.3 million. This asset is currently held as a current asset in the Group balance sheet. During 2014, to reflect the general decline in property values at the location in question we revised the fair value of the property down to $1.2 million, the cost of which is included within administrative expenses, within the Gas Cylinders Division.

Other than the transactions with the joint ventures disclosed above and key management personnel disclosed above, no other related party transactions have been identified.

33. Post Balance Sheet Events

Since the balance sheet date, the Company has allotted and issued 8,563 ordinary shares of £0.50, each pursuant to an ordinary resolution empowering the directors to allot equity securities for cash up to an aggregate nominal amount of £20,000,000 passed by shareholders on 26 October, 2011. The ordinary shares were allotted and issued to satisfy share awards over ADSs which vested under the Company's Long-Term Umbrella Incentive Plan.