Form 20-F
period 2015-12-31
LUXFER HOLDINGS PLC
filed 2016-03-15
CIK 1096056

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on March 15, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 26,916,914 Ordinary Shares of £0.50 each and 769,413,708,000 Deferred Ordinary Shares of £0.0001 each.

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") as they apply to the consolidated financial statements of the Group. The consolidated financial statements have been prepared on a historical cost basis, except where IFRS requires or permits fair value measurement.

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

  ▪
  fluctuations in the cost of raw materials and utilities;

  ▪
  currency fluctuations and hedging risks;

  ▪
  our ability to protect our intellectual property;

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

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A.    Selected financial data.

The following selected consolidated financial data of Luxfer as of December 31, 2015, 2014, 2013, 2012 and 2011 and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 have been derived from our consolidated financial statements and the related notes appearing elsewhere in this Annual Report (or prior Annual Reports), which have been prepared in accordance with IFRS as issued by the IASB. Our historical results are not necessarily indicative of results to be expected for future periods.

This financial data should be read in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this Annual Report (or prior Annual Reports) and Item 5. "Operating and Financial Review and Prospects" below.

Consolidated Statement of Income Data

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in $ million, except share and per share data)
Continuing operations
Revenue	$460.3	$489.5	$481.3	$511.6	$510.8
Cost of sales	(356.3)	(376.6)	(363.5)	(385.7)	(390.4)

Gross profit	104.0	112.9	117.8	125.9	120.4
Other income	—	—	—	—	2.0
Distribution costs	(7.9)	(8.1)	(6.5)	(6.9)	(7.3)
Administrative expenses	(52.6)	(59.7)	(52.2)	(50.4)	(51.2)
Share of results of joint ventures and associates	(1.2)	(0.3)	0.1	(0.1)	(0.2)

Trading profit(1):	$42.3	$44.8	$59.2	$68.5	$63.7
Changes to U.K. defined benefit pension plan(2)	18.0	—	—	—	—
Restructuring and other (expense) / income(3)	(22.4)	(3.9)	(2.7)	(2.1)	0.2

Operating profit	$37.9	$40.9	$56.5	$66.4	$63.9
Acquisitions and disposals(4)	(2.0)	4.5	(0.1)	(0.6)	—
Disposal costs of intellectual property(5)	—	—	—	(0.2)	(0.2)
Finance income:
Interest received	0.5	0.5	0.3	0.2	0.2
Finance costs:
Interest costs	(7.4)	(6.6)	(6.2)	(6.7)	(9.2)
IAS 19R retirement benefits finance charge	(3.0)	(2.7)	(3.8)	(3.6)	(1.9)
Unwind of discount on deferred contingent consideration from acquisitions	(0.4)	(0.3)	—	—	—

Profit on operations before taxation	$25.6	$36.3	$46.7	$55.5	$52.8
Tax expense	(9.5)	(7.1)	(12.6)	(16.0)	(12.5)

Net income for the year	$16.1	$29.2	$34.1	$39.5	$40.3

Profit for the year attributable to controlling interests	$16.1	$29.2	$34.1	$39.5	$40.3
Profit from continuing operations per ordinary share(6):
Basic	$0.60	$1.09	$1.27	$1.84	$2.04
Diluted	$0.59	$1.05	$1.22	$1.81	$2.02
Weighted average ordinary shares outstanding(6):
Basic	26,918,987	26,889,330	26,814,154	21,483,354	19,768,290
Diluted	27,372,723	27,735,793	28,046,402	21,854,892	19,960,110
Dividends declared and paid during the year per share(7):	$0.40	$0.40	$0.40	$0.30	—

Segmental Information

	As of December 31,
	2015	2014	2013	2012	2011
	(in $ million)
Revenue:
Elektron	$221.2	$230.6	$219.7	$265.3	$287.5
Gas Cylinders	239.1	258.9	261.6	246.3	223.3

	$460.3	$489.5	$481.3	$511.6	$510.8

Trading profit(1):
Elektron	$33.7	$38.9	$40.2	$52.8	$52.5
Gas Cylinders	8.6	5.9	19.0	15.7	11.2

	$42.3	$44.8	$59.2	$68.5	$63.7

Consolidated Balance Sheet Data

	As of December 31,
	2015	2014	2013	2012	2011
	(in $ million)
Total assets	$435.7	$459.8	$396.1	$390.5	$364.3
Total liabilities	(266.0)	(284.4)	(204.4)	(241.7)	(299.5)

Total equity	$169.7	$175.4	$191.7	$148.8	$64.8

Cash and cash equivalents	36.9	14.6	28.4	40.2	22.2
Non-current bank and other loans	(131.6)	(121.4)	(63.8)	(63.5)	(129.4)
Current bank and other loans	—	—	—	—	(3.1)

Net debt	$(94.7)	$(106.8)	$(35.4)	$(23.3)	$(110.3)

Non-GAAP Financial Measures

	Year ended December 31,
	2015	2014	2013	2012	2011
	(in $ million)
Net revenue(8):
Elektron	$221.2	$228.4	$211.3	$224.8	$217.7
Gas Cylinders	239.1	258.9	261.6	246.3	223.3

	$460.3	$487.3	$472.9	$471.1	$441.0

Adjusted EBITDA(9):
Elektron	$45.7	$50.1	$49.8	$61.0	$60.6
Gas Cylinders	16.5	14.7	26.8	22.2	17.6

	$62.2	$64.8	$76.6	$83.2	$78.2

Adjusted net income(9)	$29.5	$30.9	$39.8	$44.7	$41.1
Adjusted net income per ordinary share(10):
Basic	$1.10	$1.15	$1.48	$2.08	$2.08
Diluted	$1.08	$1.11	$1.42	$2.05	$2.06

(1)
Trading profit is defined as operating profit or loss before changes to U.K. defined benefit pension plan and restructuring and other (expense) / income. For the purposes of our divisional segmental analysis, IFRS 8 requires the use of "segment profit" performance measures that are used by our chief operating decision maker. Trading profit is the "segment profit" measure used by our chief operating decision maker for divisional segmental analysis. See "Note 2—Revenue and segmental analysis" in our consolidated financial statements included elsewhere in this Annual Report (or prior Annual Reports).

(2)
Changes to U.K. defined benefit pension plan

  During the fourth quarter of 2015, following a consultation with the trustees and members, it was agreed that the Luxfer Group Pension Plan in the U.K. would close to future accrual of benefits effective from April 5, 2016, and for the purpose of increasing pensions in payment, to use the Consumer Prices Index ("CPI") as the reference index in place of the Retail Prices Index ("RPI") where applicable. As a result, in the fourth quarter of 2015, we recognized a non-cash curtailment gain of $3.3 million in respect of the closure of the plan to future accrual, and a non-cash past service gain of $14.9 million in respect of the change in expected future pension increases in payment, net of advisory costs of $0.2 million.

(3)
Restructuring and other (expense) / income

	2015	2014	2013	2012	2011
	($ millions)
(Charged) / Credited to Operating Profit
Rationalization of operations	(21.8)	(1.7)	(0.5)	(1.3)	—
Patent infringement litigation costs	(0.5)	—	—	—	—
I.P.O. related share based compensation charges	(0.1)	(0.2)	(0.5)	(0.8)	—
Environmental costs	—	(2.0)	—	—	—
(Charges) / credits on retirement benefit obligations	—	—	(1.7)	—	1.6
Non-trade legal and professional costs	—	—	—	—	(1.4)

	$(22.4)	$(3.9)	$(2.7)	$(2.1)	$0.2

  Rationalization of operations—In 2015, the Gas Cylinders Division incurred $21.8 million of rationalization costs (2014: $1.1 million, 2013: $0.3million, 2012: $1.1 million, 2011: $nil) in relation to restructuring activities, while in the same period the Elektron Division incurred no rationalization costs (2014: $0.6 million, 2013: $0.2 million, 2012: $0.2 million, 2011: $nil) in relation to restructuring activities. The $21.8 million of costs incurred in the Gas Cylinders division related to the rationalization of its Alternative Fuel ("AF") operations, including closure of two manufacturing facilities (in Germany and Utah) and a review of related assets and investments for obsolescence and impairment. The charge comprises asset write-downs of $17.7 million, redundancy costs of $2.2 million, closure costs of $1.7 million and legal costs of $0.2 million.

  Patent infringement litigation costs—In 2015, the Elektron Division incurred $0.5 million of costs in relation to patent infringement litigation against a competitor.

  I.P.O. related share based compensation charges—In 2015, a charge of $0.1 million (2014: $0.2 million, 2013: $0.5 million, 2012: $0.8 million) was recognized in the income statement under IFRS 2 in relation to share options granted as part of the initial public offering.

  Environmental costs—In 2014, the Elektron Division incurred $2.0 million of unanticipated costs relating to the discovery of low-level uranium contamination during the routine and on-going removal of sludge and remediation of an effluent pond at our U.S. MEL Chemicals plant in Flemington, New Jersey. As a result of this, we were required to undertake specific actions to ensure disposal of the effluent material in accordance with Waste Acceptance Criteria, as set out by the New Jersey Department of Environmental Protection ("NJDEP"), before transportation and disposal. This exercise was completed with total project costs incurred of $4.0 million during 2014. The pond is now empty and closed.

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

  Non-trade legal and professional costs—In 2011, the Group incurred legal, audit and professional costs of $2.8 million in relation to the I.P.O. and regulatory and legal documentation to support the transaction. Of this, $1.4 million was expensed in the year mainly in relation to historical audit work, and $1.4 million was deferred to be taken against share premium when the I.P.O. took place in 2012.

(4)
Acquisitions and disposals

  In 2015, $2.0 million was charged to the income statement, of which $1.8 million related to two approaches to acquire the company. Neither of these approaches resulted in an executable offer that could be put to shareholders. The remaining $0.2 million was incurred in relation to the investment in Sub161 Pty Limited. In 2014, a credit of $6.3 million was recognized in the income statement in relation to the remeasurement of deferred contingent consideration arising from acquisitions. Of the $6.3 million, $4.8 million related to the Elektron Division and specifically to the acquisition of the trade and assets of Truetech Inc. and Innotech Products Limited (together "Luxfer Magtech") where an element of deferred contingent consideration was considered no longer payable due to the acquired business narrowly failing to achieve a profit trigger as at December 31, 2014. In addition $1.5 million related to the Gas Cylinders Division and specifically to the acquisition of Vexxel Composites LLC and HyPerComp Engineering Inc. ("Luxfer Utah") and a subsequent reassessment of the potential profitability of this acquisition in the light of our revised expectations for the demand of compressed natural gas ("CNG") systems following the fall in oil prices. This was offset in part by acquisition costs of $1.5 million recognized in the Elektron Division in relation to the acquisition of Luxfer Magtech, and $0.3 million of acquisition costs recognized in the Gas Cylinders Division in relation to the acquisition of Luxfer Utah. In 2013, a net acquisition cost of $0.1 million (2012: $0.6 million) was recognized by the Gas Cylinders Division in relation to the acquisition of Dynetek Industries Limited ("Dynetek").

(5)
Disposal costs of intellectual property—In 2012, the Elektron Division incurred costs of $0.2 million (2011: $0.2 million) in relation to the sale process of intellectual property in the U.S. acquired as part of the 2007 acquisition of Revere Graphics Worldwide.

(6)
Basic and diluted earnings per ordinary share—For further information, see "Note 10—Earnings per share" to our consolidated financial statements. We calculate earnings per share in accordance with IAS 33. Basic earnings per share is calculated based on the weighted average of ordinary shares outstanding for the period presented. The weighted average of ordinary shares outstanding is calculated by time-apportioning the shares outstanding during the year. For the purpose of calculating diluted earnings per share, the weighted average of ordinary shares outstanding during the period presented has been adjusted for the dilutive effect of all share options granted to employees. In calculating the diluted weighted average of ordinary shares outstanding, there are no shares that have not been included for anti-dilution reasons.

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

(7)
Dividends declared and paid in the year—In 2015, four interim dividends of $0.10 per share were declared, and payments took place on February 4, May 6, August 5, and November 4. In 2014, four interim dividends of $0.10 per share were declared, and payments took place on February 5, May 7, August 6, and November 5. In 2013, four interim dividends of $0.10 per share were declared, and payments took place on February 6, May 8, August 7, and November 6. In 2012, an interim dividend of $0.20 per share was declared and paid on August 10, 2012. A further interim dividend of $0.10 per share was declared and paid on October 25, 2012.

(8)
Net revenue—Net revenue is defined as revenue excluding rare earth surcharges; the following table presents a reconciliation of revenue to net revenue.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in $ million)
Revenue:
Elektron	$221.2	$230.6	$219.7	$265.3	$287.5
Gas Cylinders	239.1	258.9	261.6	246.3	223.3

	$460.3	$489.5	$481.3	$511.6	$510.8
Rare earth surcharge:
Elektron	—	$2.2	$8.4	$40.5	$69.8
Gas Cylinders	—	—	—	—	—

	—	$2.2	$8.4	$40.5	$69.8
Net revenue(8):
Elektron	$221.2	$228.4	$211.3	$224.8	$217.7
Gas Cylinders	239.1	258.9	261.6	246.3	223.3

	$460.3	$487.3	$472.9	$471.1	$441.0

(9)
Non-GAAP financial measures—The following tables present a reconciliation of adjusted net income and adjusted EBITDA to net income, the most comparable IFRS measure. A reconciliation of adjusted EBITDA to trading profit on a segmental basis is included in "Note 2—Revenue and segmental analysis" in our consolidated financial statements included elsewhere in this Annual Report (or prior Annual Reports).

	Year Ended December, 31
	2015	2014	2013	2012	2011
	(in $ million)
Net income for the year	$16.1	$29.2	$34.1	$39.5	$40.3
IAS 19R retirement benefits finance charge	3.0	2.7	3.8	3.6	1.9
Changes to U.K. defined benefit pension plan	(18.0)	—	—	—	—
Acquisition and disposal charges
Unwind of discount on deferred contingent consideration from acquisitions	0.4	0.3	—	—	—
Acquisitions and disposals	2.0	(4.5)	0.1	0.6	—
Amortization on acquired intangibles	1.4	0.6	—	—	—
Disposal costs of intellectual property	—	—	—	0.2	0.2
Restructuring and other expense / (income)	22.4	3.9	2.7	2.1	(0.2)
Other share based compensation charges	1.3	1.6	1.3	—	—
Tax thereon	0.9	(2.9)	(2.2)	(1.3)	(1.1)

Adjusted net income	$29.5	$30.9	$39.8	$44.7	$41.1
Add back:
Tax thereon	(0.9)	2.9	2.2	1.3	1.1
Tax expense	9.5	7.1	12.6	16.0	12.5
Interest costs	7.4	6.6	6.2	6.7	9.2
Interest received	(0.5)	(0.5)	(0.3)	(0.2)	(0.2)
Depreciation and amortization	18.6	18.1	15.8	14.7	14.5
Amortization on acquired intangibles	(1.4)	(0.6)	—	—	—
Loss on disposal of property, plant and equipment	—	0.3	0.3	—	—

Adjusted EBITDA	$62.2	$64.8	$76.6	$83.2	$78.2

  Adjusted net income consists of net income for the period adjusted for the post tax impact of non-trading items, including IAS 19R retirement benefits finance charge, certain accounting charges relating to acquisitions and disposals of businesses (comprising other income / (expense) from acquisitions and disposals of businesses, the unwind of the discount on deferred contingent consideration from acquisitions and the amortization on acquired intangibles), changes to U.K. defined benefit pension plan, restructuring and other (expense) / income and other share based compensation charges.

  Adjusted EBITDA is defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, changes to U.K. defined benefit pension plan, restructuring and other (expense) / income, other share based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment.

  We prepare and present adjusted net income and adjusted EBITDA to eliminate the effect of items that we do not consider indicative of our core operating performance. Management believes that adjusted net income and adjusted EBITDA are key performance indicators used by the investment community and that the presentation of adjusted net income and adjusted EBITDA will enhance investors' understanding of our results of operations. However, adjusted net income and adjusted EBITDA should not be considered in isolation by investors as an alternative to profit for the year as an indicator of our operating performance or as a measure of our profitability. Adjusted net income and adjusted EBITDA are not measures of financial performance under IFRS, may not be indicative of historic operating results and are not meant to be predictive of potential future results. Adjusted net income and adjusted EBITDA measures presented herein may not be comparable to other similarly titled measures of other companies. While adjusted net income and adjusted EBITDA are not measures of financial performance under IFRS, adjusted net income and adjusted EBITDA presented have been computed using IFRS amounts.

(10)
Basic and diluted adjusted earnings per ordinary share—For further information, see "Note 10—Earnings per share" to our consolidated financial statements. We believe that the use of non-GAAP financial measures such as adjusted earnings per ordinary share more closely reflects the underlying earnings per ordinary share performance and is a financial measure widely used by both investors and financial analysts of the company's ordinary shares.

B.    Capitalization and indebtedness.

Not applicable.

C.    Reasons for the offer and use of proceeds.

Not applicable.

D.    Risk factors.

You should carefully consider the following risk factors described below, together with all of the other information in this Annual Report, including our consolidated financial statements and the related notes appearing elsewhere in this Annual Report, before investing in our American Depositary Shares ("ADSs"). The risks and uncertainties described below are those significant risk factors currently known and specific to us that we believe are relevant to an investment in our securities. If any of these risks materialize, our business, financial position or results of operations could suffer, the price of our ADSs could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or those we now deem immaterial may also harm us and adversely affect your investment in our ADSs.

Risks Relating to Our Operations

We depend on certain end-markets, including automotive, alternative fuels, self-contained breathing apparatus, aerospace and defense, medical, and printing and paper. An economic downturn, or regulatory changes, in any of those end-markets could reduce sales, and margins on those sales.

We have significant exposures to certain key end-markets, including some end-markets that are cyclical in nature or subject to high levels of regulatory control. For example, 20% of our 2015 sales were related to automotive end-markets, 16% to the self-contained breathing apparatus ("SCBA") end-market, 20% to aerospace and defense end-markets, 7% to medical end-markets (including portable oxygen) and 9% to printing and paper end-markets. Together, these five markets accounted for 72% of our 2015 revenue. Dependence of either of our divisions on certain end-markets is even more pronounced. For example, in 2015, 23% of the Elektron Division's sales were to customers in the automotive end-market, which slumped in 2009; although global automotive production, which constitutes a significant driver of sales in our automotive end-market, has since improved, European production has not risen back to pre-recession levels. Moreover, in 2013, 19% of the Gas Cylinders Division's sales were to customers in the alternative fuels ("AF") end-markets, which dropped to 11% in 2015. Gas Cylinders Division's sales in this end-market were affected by falling oil prices, which have led to many customers deferring expenditure on AF projects due to the reduced saving on fuel costs when compared to using diesel, and by reduced activity in the oil and gas sector.

To the extent that any of these cyclical end-markets are in decline, at a low point in their economic cycle or subject to regulatory change, sales and margins on those sales may be adversely affected. It is possible that all or most of these end-markets could be in decline at the same time, such as during a recession. Any significant reduction in sales could have a material adverse impact on our results of operations, financial position and cash flows.

Our global operations expose us to economic conditions, political risks and specific regulations in the countries in which we operate, which could have a material adverse impact on our results of operations, financial position and cash flows.

We derive our revenue and earnings from operations in many countries and are subject to risks associated with doing business internationally. We have wholly-owned operations in the U.S., the U.K., Canada, France, the Czech Republic, China and Australia; joint venture facilities in India, South Korea, Japan and the U.S.; and an associate in Australia. Doing business in different countries has risks, including the potential for adverse changes in the local political, financial or regulatory climate, difficulty in staffing and managing geographically diverse operations, and the costs of complying with a variety of laws and regulations. Due to the fact we have operations in many countries, we are also liable to pay taxes in many fiscal jurisdictions. Our tax burden depends on the interpretation of local tax regulations, bilateral or multilateral international tax treaties and the administrative doctrines in each jurisdiction. Changes in these tax regulations may increase our tax burden. Moreover, the principal markets for our products are located in North America, Europe and Asia, and any financial difficulties experienced in these markets may have a material adverse impact on our businesses. For example, we continue to evaluate the implications for our business of a possible exit of the U.K. from the European Union, which could have a significant impact on U.K., European and global macroeconomic conditions or potentially create uncertainty and add complexity to our business activities. In addition, the maturity of some of our markets, particularly the U.S. medical oxygen cylinder market and the European fire extinguisher market, could require us to increase sales in developing regions, which may involve greater economic and political risks. We cannot provide any assurances that we will be able to expand sales in these regions. Any of these factors could have a material adverse impact on our results of operations, financial position and cash flows.

Our operations rely on a number of large customers in certain areas of our business, and the loss of any of our major customers could negatively impact our results of operations.

If we fail to maintain our relationships with our major customers or fail to replace lost customers, or if there is reduced demand from our customers or for products produced by our customers, such failures or reduced demand could materially reduce our sales. In addition, we could experience a reduction in sales if any of our customers fail to perform or default on any payment pursuant to our contracts with them. Long-term relationships with customers are especially important for suppliers of intermediate materials and components such as ourselves. We often work closely with customers to develop products that meet particular specifications as part of the design of a product intended for an end-user market. The bespoke nature of many of our products could make it difficult to replace lost customers. Our top ten customers accounted for 27% of our revenue in 2015. Any significant reduction in sale or customer payment default could have an adverse material impact on our results of operations, financial position and cash flows.

Competitive pressures could materially and adversely affect our sales and margins.

The markets for many of our products are now increasingly global and highly competitive, especially in terms of quality, price and service. Due to the highly competitive nature of some markets in which we operate, we may have difficulty raising customer prices to offset increases in the costs of raw materials. For example, the U.S. medical oxygen cylinder market has a number of dedicated producers with excess capacity, making it very difficult for us to raise customer prices to offset aluminum cost increases. In addition, rising aluminum costs could lead to the development of alternative products that use lower cost materials, which could become favored by end-market users.

We also experience competition from developing markets where manufacturers may benefit from lower labor costs. We are also affected by Western-based competitors that have chosen to relocate production to Asia to take advantage of lower labor costs. Competitors with operations in these regions may be able to produce goods at a relatively lower cost, which may enable them to offer highly competitive selling prices.

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

We may also enter new markets with established competitors. We expect to face new and significant challenges in our effort to enter into these highly competitive markets in which we did not have a presence historically. For example, in recent years, we have entered markets focused on the containment of CNG and incurred startup costs along with strong competitive pressures from existing providers of similar cylinder technologies. Even if we are able to enter into these new markets initially, we may not be able to sustain the effort on a long-term basis or establish sufficient market share to achieve meaningful returns from our investment.

Other parts of our operations manufacture and sell products that satisfy customer specifications. Competitors may develop lower cost or better performing products, and customers may not be willing to pay a premium for advantages offered by our products.

In addition, governments may impose import and export restrictions, grant subsidies to local companies and implement tariffs and other trade protection regulations and measures that may give competitive advantages to certain of our competitors and adversely affect our business.

Any of these factors could have a material adverse impact on our results of operations, financial position and cash flows.

We depend upon our larger suppliers for a significant portion of our raw materials, and a loss of one of these suppliers or a significant supply interruption could negatively impact our financial performance.

We rely, to varying degrees, on major suppliers for some of the principal raw materials of our engineered products, including aluminum, zirconium and carbon fiber. For example, in 2015, we obtained 66% of our aluminum, the largest single raw material purchased by the Gas Cylinders Division, from Rio Tinto Alcan and its associated companies. Moreover, demand for carbon fiber is increasing rapidly, which has led to occasional periods of short supply in recent years with a number of expanding applications competing for the same supply of this specialized raw material. We currently purchase most of our carbon fiber from Toray and Grafil, a subsidiary of Mitsubishi Chemical. For additional details of some of our major suppliers, see "Item 4.B. Business Overview."

We generally purchase raw materials from suppliers on a spot basis under standard terms and conditions. In 2014, we entered into a three-year supply contract with Rio Tinto Alcan for a substantial portion of our aluminum requirements. In addition, we have in place one-year and five-year magnesium supply contracts with U.S. Magnesium for a portion of our requirements that expire in December 2016 and December 2019, respectively.

An interruption in the supply of essential raw materials used in our production processes or an increase in the costs of raw materials due to market shortages, supplier financial difficulties, government quotas or natural disturbances could significantly affect our ability to provide competitively priced products to customers in a timely manner. In the event of a significant interruption in the supply of any materials used in our production processes or a significant increase in their prices (as we have experienced, for example, at different times with aluminum, magnesium and rare earths), we may have to purchase these materials from alternative sources, build additional inventory of raw materials, increase our prices, reduce our margins or possibly fail to fill customer orders by deadlines required in contracts. We can provide no assurance that we would be able to obtain replacement materials quickly on similar terms or at all. Failure to maintain relationships with key suppliers or to develop relationships with alternative suppliers could have a material adverse effect on our results of operations, financial position and cash flows.

We are exposed to fluctuations in the costs of the raw materials that are used to manufacture our products, and such fluctuations could lead us to incur unexpected costs and could affect our margins and / or working capital requirements.

The primary raw material we use to manufacture gas cylinders and superformed panels is aluminum supplied in billet and sheet form. The cost of aluminum is subject to both significant short-term price fluctuations and to longer-term cyclicality as a result of international supply and demand relationships. In 2015, the London Metal Exchange ("LME") three month cost of aluminum reached a high of just over $1,900 per metric ton and a low of just below $1,400 per metric ton. The delivery premiums added by suppliers to the LME price also fluctuate, for example: the Midwest Aluminum Premium for physical supply of aluminum billet in the U.S. has historically averaged around $200 per metric ton, but in 2015 rose to a high of $535 per metric ton then fell to a low of $155 per metric ton. We have experienced significant volatility in other raw material costs in the last few years, such as primary magnesium, carbon fiber, zircon sand and rare earths. For example, starting in mid-2010, Chinese authorities greatly reduced the export quota for rare earths, which resulted in a large increase in the cost of cerium carbonate and other rare earth compounds for a number of years. See "Item 4.B. Business Overview."

Fluctuations in the costs of these raw materials could affect margins and working capital requirements in the businesses in which we use them. See "Item 5. Operating and Financial Review and Prospects." We cannot always pass on cost increases or increase our prices to offset these cost increases immediately or at all, whether because of fixed-price agreements with customers, competitive pressures that restrict our ability to pass on cost increases or increase prices, or other factors. It can be particularly difficult to pass on cost increases or increase prices in product areas such as gas cylinders, where competitors offer similar products made from alternative materials, such as steel, if those materials are not subject to the same cost increases. Higher prices necessitated by large increases in raw material costs could make our current or future products unattractive compared to competing products made from alternative materials that have not been so affected by raw material cost increases or compared to products produced by competitors who have not incurred such large increases in their raw material costs.

If the cost of aluminum were to rise, we may not be able pass those cost increases on to our customers or manage the exposure effectively through hedging instruments. Currently we use derivative financial instruments to hedge our exposures to fluctuations in aluminum costs. Although it is our treasury policy to enter into these transactions only for hedging and not for speculative purposes, we are exposed to market risk and credit risk with respect to the use of these derivative financial instruments. See "Item 11. Quantitative & Qualitative Disclosures About Market Risk." In addition, if we have hedged our metal position, a fall in the cost of aluminum might give rise to hedging margin calls to the detriment of our borrowing position.

In the past several years we have made additional purchases of large stocks of magnesium and some rare earth chemicals in an effort to delay the effect of potentially increased costs in the future (although we have since stopped doing so with respect to rare earth chemicals). However, even though such purchases are not made for speculative purposes, there can be no assurance that costs will move as expected. Moreover, these strategic purchases increase our working capital needs, thus reducing our liquidity and cash flow.

Accordingly, a substantial increase in raw material costs could have a material adverse effect on our results of operations, financial position and cash flows.

We are exposed to fluctuations in costs of utilities that are used in the manufacture of our products, and such fluctuations could lead us to incur unexpected costs and could affect our margins and results of operations.

Our utility costs, which constitute another major input cost of our total expenses and include costs related to electricity, natural gas and water, may be subject to significant variations. The emergence of financial speculators in energy, increased taxation and other factors have contributed in the past to a significant increase in utility costs for us, particularly with respect to the price that we pay for our U.K. energy supplies.

Fluctuations in the costs of these utilities could affect margins in our businesses in which we use them. We cannot always pass on cost increases or increase our prices to offset cost increases immediately or at all, whether because of fixed-price agreements with customers, competitive pressures that restrict our ability to pass on cost increases or increase prices, or other factors. It can be particularly difficult to pass on cost increases or increase prices in product areas such as gas cylinders, where competitors offer similar products made from alternative materials, such as steel, if those materials are not subject to the same cost increases. As a result, a substantial increase in utility costs could have a material adverse effect on our results of operations, financial position and cash flows.

Changes in foreign exchange rates could reduce margins on our sales and reduce the reported revenue of our non-U.S. operations and have a material adverse effect on our results of operations.

We conduct a large portion of our commercial transactions, purchases of raw materials and sales of goods in various countries and regions, including the U.S., the U.K., continental Europe, Australia and Asia. Our manufacturing operations based in the U.S., continental Europe and Asia usually purchase raw materials and sell goods denominated in their local currency, but our manufacturing operations in the U.K. often purchase raw materials and sell products in different currencies. Changes in the relative values of currencies can decrease the profits of our subsidiaries when they incur costs in currencies that are different from the currencies in which they generate all or part of their revenue. These transaction risks principally arise as a result of purchases of raw materials in U.S. dollars, coupled with sales of products to customers in Euros. This impact is most pronounced in our exports to continental Europe from the U.K. In 2015, our U.K. operations sold approximately €40 million of goods into the Eurozone. Our policy is to hedge a portion of our net exposure to fluctuations in exchange rates with forward foreign currency exchange contracts. Therefore, we are exposed to market risk and credit risk through the use of derivative financial instruments. Moreover, any failure of hedging policies could negatively impact our profits, and thus damage our ability to fund our operations and to service our indebtedness.

In addition to subsidiaries and joint ventures in the U.S., we have subsidiaries located in the U.K., Canada, France, the Czech Republic, China, Germany and Australia, as well as joint ventures in Japan, South Korea and India, and an associate in Australia, whose revenue, costs, assets and liabilities are denominated in local currencies. As our consolidated financial statements are reported in U.S. dollars, we are exposed to fluctuations in those currencies when those amounts are translated to U.S. dollars for purposes of reporting our consolidated financial statements, which may cause declines in results of operations. The largest risk is from our operations in the U.K., which in 2015 generated operating profits of $16.5 million (though this included a one-off pension accounting credit of $18.0 million) and sales revenue of $118.0 million. Fluctuations in exchange rates, particularly between the U.S. dollar and GBP sterling, can have a material effect on our consolidated income statement and consolidated balance sheet. In 2015, movements in the average U.S. dollar exchange rate had a negative impact on revenue of $24.6 million, while in 2014 movements in the average U.S. dollar exchange rate had a positive impact on reported revenue of $4.3 million. Changes in translation exchange rates decreased net assets by $8.6 million in 2015 compared to a decrease of $10.8 million in 2014.

These foreign exchange risks could have a material adverse effect on our results of operations, financial position and cash flows. For additional information on these risks, and the historical impact on our results, see "Item 11. Quantitative & Qualitative Disclosure About Market Risk."

Our defined benefit pension plans have significant funding deficits and are exposed to market forces that could require us to make increased ongoing cash contributions in response to changes in market conditions, actuarial assumptions and investment decisions and that could expose us to significant short-term liabilities if a wind-up trigger occurred in relation to such plans, each of which could have a material adverse impact on our results of operations and financial position.

We have defined benefit pension arrangements in the U.K., the U.S. and France. See "Note 29—Retirement benefits" of the consolidated financial statements appearing elsewhere in this Annual Report. Our largest defined benefit plan, the Luxfer Group Pension Plan, which closed to new members in 1998 but remains open for accrual of future benefits based on career-average salary until April 5, 2016, is funded according to the regulations in effect in the U.K. and, as of December 31, 2015, and December 31, 2014, had an IAS 19R accounting deficit of $47.3 million and $76.9 million, respectively. Luxfer Group Limited is the principal employer under the Luxfer Group Pension Plan, and other U.K. subsidiaries also participate under the plan. Our other defined benefit plans are less significant than the Luxfer Group Pension Plan and, as of December 31, 2015, and December 31, 2014, had aggregate IAS 19R accounting deficits of $11.6 million and $14.0 million, respectively. The largest of these additional plans is the BA Holdings, Inc. Pension Plan in the U.S., which was closed to further benefit accruals in December 2005, and merged with the much smaller Luxfer Hourly Pension Plan effective January 1, 2016. According to the actuarial valuation of the Luxfer Group Pension Plan as at April 5, 2015, but after reflecting the reduction in liabilities from closing the plan to future accrual and changing the reference index (for the purpose of increasing pensions in payment), the Luxfer Group Pension Plan had a deficit of £32.5 million on a plan-specific basis. Should a wind-up trigger occur in relation to the Luxfer Group Pension Plan, the buy-out deficit of that plan will become due and payable by the employers. The aggregate deficit of the Luxfer Group Pension Plan on a buy-out basis was estimated at £117.0 million as at April 5, 2015. The trustees have the power to wind-up the Luxfer Group Pension Plan if they consider that in the best interests of members there is no reasonable purpose in continuing the Luxfer Group Pension Plan.

As a result of the actuarial valuation as at April 5, 2015, we are required to continue to make ongoing cash contributions, over and above normal contributions required to meet the cost of future accrual, to the Luxfer Group Pension Plan. These additional payments are intended to reduce the funding deficit. We have agreed with the trustees to a schedule of payments to reduce the deficit. This schedule has been provided to the U.K. Pensions Regulator (the "Pensions Regulator") and a response is expected later in 2016. The schedule of payments provides for minimum annual contributions of £3.8 million per year, together with additional variable contributions based on 15% of net earnings (in the previous calendar year) of Luxfer Holdings PLC between £12 million and £24 million, and 10% of net earnings (in the previous calendar year) of Luxfer Holdings PLC in excess of £24 million. The total contributions are not subject to an annual cap. These contribution rates are to apply until the deficit is eliminated (which is expected to take between 6 and 8 years from 2015, depending on variable contributions), but in practice the schedule will be reviewed and may be revised following the next triennial actuarial valuation. Regulatory burdens have also proven to be a significant risk, such as the U.K.'s Pension Protection Fund Levy, which was $0.4 million in 2015.

We are exposed to various risks related to our defined benefit plans, including the risk of loss of market value of the plan assets, the risk of actual investment returns being less than assumed rates of return, the trustees of the Luxfer Group Pension Plan switching investment strategy (which does require consultation with the employer) and the risk of actual experience deviating from actuarial assumptions for such things as mortality of plan participants. In addition, fluctuations in interest rates cause changes in the annual cost and benefit obligations. Any of these risks could have a material adverse impact on our results of operations, financial position and cash flows.

The Pensions Regulator in the U.K. has power in certain circumstances to issue contribution notices or financial support directions that, if issued, could result in significant liabilities arising for us.

The Pensions Regulator may issue a contribution notice to the employers that participate in the Luxfer Group Pension Plan or any person who is connected with or is an associate of these employers where the Pensions Regulator is of the opinion that the relevant person has been a party to an act, or a deliberate failure to act, which had as its main purpose (or one of its main purposes) the avoidance of pension liabilities or where such act has a materially detrimental effect on the likelihood of payment of accrued benefits under the Luxfer Group Pension Plan being received. A person holding alone or together with his or her associates directly or indirectly one-third or more of our voting power could be the subject of a contribution notice. The terms "associate" and "connected person," which are taken from the Insolvency Act 1986, are widely defined and could cover our significant shareholders and others deemed to be shadow directors. If the Pensions Regulator considers that a plan employer is "insufficiently resourced" or a "service company" (which terms have statutory definitions), it may impose a financial support direction requiring such plan's employer or any member of the Group, or any person associated or connected with an employer, to put in place financial support in relation to the Luxfer Group Pension Plan. Liabilities imposed under a contribution notice or financial support direction may be up to the difference between the value of the assets of the Luxfer Group Pension Plan and the cost of buying out the benefits of members and other beneficiaries of the Luxfer Group Pension Plan. In practice, the risk of a contribution notice being imposed may restrict our ability to restructure or undertake certain corporate activities. Additional security may also need to be provided to the trustees of the Luxfer Group Pension Plan before certain corporate activities can be undertaken (such as the payment of an unusual dividend), and any additional funding of the Luxfer Group Pension Plan may have a material adverse effect on our financial position and cash flows.

Our ability to remain profitable depends on our ability to protect and enforce our intellectual property, any failure to protect and enforce such intellectual property could have a material adverse impact on our results of operations and financial position.

We cannot ensure that we will always have the ability to protect proprietary information and our intellectual property rights. We protect our intellectual property rights (within the U.S., Europe and other countries) through various means, including patents and trade secrets. Due to the difference in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in other countries as they would in the U.S. or the U.K. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors will not infringe our patents or that we will have adequate resources to enforce our patents. In 2015, we felt it necessary to take legal action against one competitor where we believed such infringement had taken place. There is no certainty such action will be successful. Our patents will only be protected for the duration of the patent. Some of our older key patents have expired, and others will expire over the next few years. As a result, our competitors may introduce products using the technology previously protected, and these products may have lower prices than our products, which may negatively affect our market share. To compete, we may need to reduce our prices for those products. Additionally, the expiry of certain of those patents has reduced, or will reduce, barriers to entry to possible competitors for certain products and end-markets. With respect to our unpatented proprietary technology, it is possible that others will independently develop the same or similar technology or obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. Nevertheless, we cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and we have registered or applied to register many of these trademarks. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks.

Any failure to maintain, protect and enforce our intellectual property or the expiry of patent protection could have a material adverse impact on our results of operations, financial position and cash flows.

Expiration or termination of our right to use certain intellectual property granted by third parties, the right of those third parties to grant the right to use the same intellectual property to our competitors and the right of certain third parties to use certain intellectual property used as part of our business could have a material adverse impact on our results of operations, financial position and cash flows.

We have negotiated, and may from time to time in the future negotiate, licenses with third parties with respect to third party proprietary technologies used in certain of our manufacturing processes and products. If any of these licenses expire or terminate, we will no longer retain the rights to use the relevant third party proprietary technologies in our manufacturing processes and products, which could have a material adverse effect on our results of operations, financial position and cash flows. Further, the rights granted to us might be non-exclusive, which could result in our competitors gaining access to the same intellectual property.

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

We often enter into research and development agreements with academic institutions whereby they generally retain certain rights to the developed intellectual property. The academic institutions generally retain rights over the technology for use in non-commercial academic and research fields, including in some cases the right to license the technology to third parties for use in those fields. It is difficult to monitor and enforce such non-commercial academic and research uses, and we cannot predict whether the third party licensees would comply with the use restrictions of these licenses. We could incur substantial expenses to enforce our rights against such licensees. In addition, even though the rights that academic institutions obtain are generally limited to the non-commercial academic and research fields, they may obtain rights to commercially exploit developed intellectual property in certain instances. Under research and development agreements with academic institutions, our rights to intellectual property developed thereunder is not always certain, but instead may be in the form of an option to obtain license rights to such intellectual property. If we fail to exercise our option rights in a timely way and / or we are unable to negotiate a license agreement, the academic institution may offer a license to the developed intellectual property to third parties for commercial purposes. Any such commercial exploitation could adversely affect our competitive position and have a material adverse effect on our business.

If third parties claim that intellectual property used by us infringes upon their intellectual property, our operating profits could be adversely affected.

We may, from time to time, be notified of claims that we are infringing upon patents, copyrights, or other intellectual property rights owned by third parties, and we cannot provide assurances that other companies will not in the future pursue such infringement claims against us or any third party proprietary technologies we have licensed. If we were found to infringe upon a patent or other intellectual property right, or if we failed to obtain or renew a license under a patent or other intellectual property right from a third party, or if a third party from whom we are licensing technologies was found to infringe upon a patent or other intellectual property rights of another third party, we may be required to pay damages, suspend the manufacture of certain products or re-engineer or rebrand our products, if feasible, or we may be unable to enter certain new product markets. Any such claims could also be expensive and time consuming to defend and could divert management's attention and resources. In addition, if we have omitted to enter into a valid non-disclosure or assignment agreement for any reason, we may not own the invention or our intellectual property and may not be adequately protected. Our competitive position could suffer as a result of any of these events and have a material adverse impact on our results of operations, financial position and cash flows.

Any failure of our research and development activity to improve our existing products and develop new products could cause us to lose market share.

Our products are highly technical in nature, and in order to maintain and improve our market position, we depend on successful research and development activity to continue to improve our existing products and develop new products. We cannot be certain that we will have sufficient research and development capability to respond to changes in the industries in which we operate. These changes could include changes in the technological environment in which we currently operate, increased demand for new products or the development of alternatives to our products. For example, the development of lighter weight steel alloys has made the use of steel in gas cylinders a more competitive alternative to aluminum than it had been previously. In addition, our superformed aluminum components compete with new high-performance composite materials developed for use in the aerospace industry. In our efforts to develop and market new products and enhancements to our existing products, we may fail to identify new product opportunities successfully or develop and timely bring new products to market. We may also experience delays in completing development of, enhancements to or new versions of our products, and product innovations may not achieve the market penetration or price stability necessary for profitability. In addition to benefiting from our research collaboration with universities, we spent $8.3 million, $10.6 million and $9.8 million (including revenue and capital items but before funding grants received) in 2015, 2014 and 2013, respectively, on our own research and development activities. We expect to fund our future research and development expenditure requirements through operating profit cash flows and restricted levels of indebtedness, but if operating profit decreases, we may not be able to invest in research and development or continue to develop new products or enhancements.

Without the timely introduction of new products or enhancements to existing products, our products could become obsolete over time, in which case our results of operations, financial position and cash flows could be adversely affected.

Some of our key operational equipment is relatively old and may require significant capital expenditures for repair or replacement.

We incur considerable expense on maintenance, including preventative maintenance and repairs. Higher levels of maintenance and repair costs could result from the need to maintain our older plants, property and equipment, and machinery breakdowns could result in interruptions to the business, causing lost production time and reduced output. Machinery breakdowns or equipment failures may hamper or cause delays in the production and delivery of products to our customers and increase our operating costs, thus reducing cash flows from operations. In particular, the breakdown of some of our older equipment, such as the large hot-rolling mill at our Madison, Illinois plant, could be difficult to repair and would be very costly should it need to be replaced. Any failure to deliver products to our customers in a timely manner could adversely affect our customer relationships and reputation. Any failure to implement required investments, due to the need to divert funds to repair existing physical infrastructure, service debt obligations, unanticipated liquidity constraints or other factors, could have a material adverse effect on our results of operations, financial position and cash flows.

Our operations may prove harmful to the environment resulting in reputational damage and clean-up or other related costs.

We are exposed to substantial environmental costs and liabilities, including liabilities associated with divested assets and prior activities performed on sites before we acquired an interest in them. Our operations, including the production and delivery of our products, are subject to a broad range of continually changing environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations increasingly impose more stringent environmental protection standards on us with respect to, among other things, air emissions, wastewater discharges, the use and handling of hazardous materials, noise levels, waste disposal practices, soil and groundwater contamination and environmental clean-up. Complying with these regulations involves significant and recurring costs. See "Item 4.B. Business Overview" for details of our environmental management program and the environmental issues that we are currently addressing.

We cannot predict our future environmental liabilities and cannot assure investors that our management is aware of every fact or circumstance regarding potential liabilities or that the amounts provided and budgeted to address such liabilities will be adequate for all purposes. For example, in 2014, the Elektron Division incurred $2.0 million of unanticipated costs relating to the discovery of low-level uranium contamination during the routine and on-going removal of sludge and remediation of an effluent pond at our

U.S. MEL Chemicals plant in Flemington, New Jersey. In addition, future developments, such as changes in regulations, laws or environmental conditions, may result in reputational damage or increase environmental costs and liabilities that could have a material adverse effect on our results of operations, financial position and cash flows.

The health and safety of our employees and the safe operation of our business is subject to various health and safety regulations in each of the jurisdictions in which we operate. These regulations impose various obligations on us, including the provision of safe working environments and employee training on health and safety matters. Complying with these regulations involves recurring costs.

Certain of our operations are highly regulated by different agencies that require products to comply with their rules and procedures and can subject our operations to penalties or adversely affect production.

Certain of our operations are in highly regulated industries that require us to maintain regulatory approvals and, from time to time, obtain new regulatory approvals from various countries. This can involve substantial time and expense. In turn, higher costs of compliance reduce our cash flows from operations. For example, manufacturers of gas cylinders throughout the world must comply with high local safety and health standards and obtain regulatory approvals in the markets in which they sell their products. Furthermore, military organizations require us to comply with applicable government regulations and specifications when providing products or services to them directly or as subcontractors. In addition, we are required to comply with U.S. and other export regulations with respect to certain products and materials. The European Union has also passed legislation governing the registration, evaluation and authorization of chemicals, known as REACH, pursuant to which we are required to register chemicals and gain authorization for the use of certain substances. In the U.S. there is similar legislation under the Toxic Substance Control Act 1976 ("TSCA"). Although we make reasonable efforts to obtain all licenses and certifications that are required by countries in which we operate, there is always a risk that we may be found not to comply with certain required procedures. This risk grows with increased complexity and variance in regulations across the globe. As regulatory schemes vary by country, we may also be subject to regulations of which we are not presently aware and could be subject to sanctions by a foreign government that could materially and adversely affect our operations in the relevant country.

Governments and their agencies have considerable discretion to determine whether regulations have been satisfied. They may also revoke or limit existing licenses and certifications or change the laws and regulations to which we are subject at any time. If our operations fail to obtain, experience delays in obtaining or lose a needed certification or approval, we may not be able to sell our products to our customers, expand into new geographic markets or expand into new product lines. In addition, new or more stringent regulations, if imposed, could result in us incurring significant costs in connection with compliance. Non-compliance with these regulations could result in administrative, civil, financial, criminal or other sanctions against us, which could have negative consequences on our business and financial position. Furthermore, if we begin to operate in new countries, we may need to obtain new licenses, certifications and approvals.

Recently chemical companies have been in dispute with the U.S. Environmental Protection Agency ("E.P.A.") over technicalities of registering certain chemical mixed oxides and other mixtures. Our zirconium business is involved in this dispute though has been given permission to continue selling its products whilst this dispute is resolved.

Our customers are also often subject to similar regulations and risks. We therefore face the risk that our customers may have the demand for their products reduced as a result of regulatory matters that fall outside our direct control. This would in turn reduce demand for our products and have a negative financial impact on our operating results.

Any of these factors could have a material adverse impact on our results of operations, financial position and cash flows.

We are subject to legislation and regulations to reduce carbon dioxide and other greenhouse gas emissions.

Although we are working to improve our energy efficiency, our manufacturing processes and the manufacturing processes of many of our suppliers and customers are still energy-intensive and use or generate, directly or indirectly, greenhouse gases ("GHGs"). Political and scientific debates related to the effects of emissions of carbon dioxide and other greenhouse gases on the global climate are ongoing. In recent years, current regulatory programs impacting GHG emissions from large industrial plants and other sources include the European Union Emissions Trading Scheme, the CRC Energy Efficiency Scheme in the U.K. and certain federal and state programs in the U.S., including GHG reporting and permitting rules issued by the U.S. Environmental Protection Agency and the California Cap and Trade Program. Moreover, in December 2015, 195 countries participating in the United Nations Framework Convention on Climate Change, at its 21st Conference of the Parties meeting held in Paris, adopted a new global agreement on the reduction of climate change (the "Paris Agreement"). The Paris Agreement sets a goal of holding the increase in global average temperature to well below 2 degrees celsius and pursuing efforts to limit the increase to 1.5 degrees celsius, to be achieved by commitments by the participating countries to set emissions reduction targets, referred to as "nationally determined contributions." The Paris Agreement will be effective once it has been ratified by 55 countries, representing together at least 55% of global GHG emissions, with the intent that emissions reductions will occur beginning in 2020 or sooner. As it is implemented, the Paris Agreement is anticipated to result in more stringent requirements relating to greenhouse gas emissions. Due to the costs of compliance and the potential impact on our energy costs, these programs and additional future legislation and regulations aimed at reducing GHG emissions could have a material adverse effect on our results of operations, financial position and cash flows.

Due to the nature and use of the products that we manufacture, we may in the future face large liability claims.

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

  ▪
  a decline in our stock price.

We could be required to pay a material amount if a claim is made against us that is not covered by insurance or otherwise subject to indemnification or that exceeds the insurance coverage that we maintain. Moreover, we do not currently carry insurance to cover the expense of product recalls, and litigation involving significant product recalls or product liability could have a material adverse effect on our results of operations, financial position and cash flows.

Our businesses could suffer if we lose certain of our employees or cannot attract and retain qualified employees.

We rely upon a number of key executives and employees, particularly Brian Purves, our Chief Executive Officer, and other members of the Executive Management Board. If these and certain other employees ceased to work for us, we would lose valuable expertise and industry experience and could become less profitable. We do not carry "key-man" insurance covering the loss of any of our executives or employees. In addition, future operating results depend in part upon our ability to attract and retain qualified engineering and technical personnel. As a result of intense competition for talent in the market, we cannot ensure that we will be able to continue to attract and retain such personnel. While our key employees are generally subject to non-competition agreements for a limited period of time following the end of their employment, if we were to lose the services of key executives or employees, it could adversely impact our ability to maintain our technological position, and / or have a material adverse effect on our results of operations, financial position and cash flows.

We may not be able to consummate, finance or successfully integrate future acquisitions into our business, or expand our existing business, which could hinder our strategy or result in unanticipated expenses, losses or charges.

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

  ▪
  the loss of key personnel in the acquired company or business; and / or

  ▪
  a negative effect on our financial results resulting from an impairment of acquired intangible assets, the creation of provisions or write downs.

Goodwill represents the amount of acquisition cost over the fair value of net assets we acquired in the purchase of other businesses. We review goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate the carrying amount of the asset might be impaired. We determine impairment by comparing the implied fair value of the reporting unit with the carrying amount of that reporting unit (including goodwill). If the carrying amount of the reporting unit (including goodwill) exceeds the implied fair value of that reporting unit, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in our results of operations in the periods in which they become known. As at December 31, 2015, our goodwill totaled $62.2 million. While we have recorded few impairment charges since we initially recorded the goodwill, there can be no assurance that our future evaluations of goodwill will not result in findings of impairment and related write downs.

We cannot ensure that every acquisition will ultimately provide the benefits originally anticipated.

We also face certain challenges as a result of organic growth. For example, in order to grow while maintaining or decreasing per unit costs, we will need to improve efficiency, effectively manage operations and employees and hire enough qualified technical personnel. We may not be able to adequately meet these challenges. Any failure to do so could result in costs increasing more rapidly than any growth in sales, thus resulting in lower operating income from which to finance operations and indebtedness. In addition, we may need to incur indebtedness to finance organic growth, which will increase our debt service requirements. There can be no assurance that we will be able to incur indebtedness in the future on favorable terms or at all.

Any of these events could have a material adverse impact on our results of operations, financial position and cash flows.

We could suffer a material interruption in our operations as a result of unforeseen events or operating hazards.

Our production facilities are located in a number of different locations throughout the world. Any of our facilities could suffer an interruption in production, either at separate times or at the same time, because of various and unavoidable occurrences, such as severe weather events (for example, hurricanes and floods), earthquakes, casualty events (for example, explosions, fires or material equipment breakdowns), acts of terrorism, pandemic disease, labor disruptions or other events (for example, required maintenance shutdowns). For example, a severe hailstorm caused extensive damage to glazed panels at our Madison, Illinois plant in 2012, and our operations in California are subject to risks related to earthquakes. Further disruption occurred during 2015 at our Riverside, California facility when an electrical arc caused damage to electrical equipment which triggered a power outage at the facility. In addition, some of our products are highly flammable, and there is a risk of fire inherent in their production process. Such hazards could cause personal injury or death, serious damage to, or destruction of, property and equipment, suspension of operations, substantial damage to the environment and / or reputational harm. The risk is particularly high in the production of ultra-fine magnesium powders, which are highly flammable and explosive in certain situations. Similar disruptions in the operations of our suppliers and / or customers could materially affect our business and operations. Although we carry certain levels of business interruption insurance, the coverage on certain catastrophic events or natural disasters, including earthquakes, a failure of energy supplies and certain other events, is limited, and it is possible that the occurrence of such events may have a significant adverse impact on our results of operations, financial position and cash flows.

We are exposed to risks related to cybersecurity threats and incidents.

In the conduct of our business, we increasingly collect, use, transmit and store data on information technology systems. This data includes confidential information belonging to us, our customers and other business partners, as well as personally identifiable information of individuals. Like other global companies, we have experienced, and expect to continue to be subject to, cybersecurity threats and incidents, ranging from employee error or misuse to individual attempts to gain unauthorized access to information technology systems, to sophisticated and targeted measures known as advanced persistent threats, none of which have been material to the Group to date.

Although we devote significant resources to network security, data encryption and other measures to protect our information technology systems and data from unauthorized access or misuse, including those measures necessary to meet certain information security standards that may be required by our customers, there can be no assurance that these measures will be successful in preventing a cybersecurity incident. We also rely in part on the reliability of certain tested third parties' cybersecurity measures, including firewalls, virus solutions and backup solutions and our business may be affected if these third-party resources are compromised.

Cybersecurity incidents may result in business disruption, the misappropriation, corruption or loss of confidential information and critical data (ours or that of third parties), reputational damage, litigation with third parties, diminution in the value of our investment in research and development and data privacy issues and increased cybersecurity protection and remediation costs. As these cybersecurity threats, and government and regulatory oversight of associated risks continue to evolve, we may be required to expend additional resources to remediate, enhance or expand upon the cybersecurity protection and security measures we currently maintain. Future cybersecurity breaches, incidents or further increases in cybersecurity protection costs could have a material adverse effect on our results of operations, financial position and cash flows.

Employee strikes and other labor-related disruptions may adversely affect our operations.

Several of our production facilities depend on employees who are members of various trade union organizations. Strikes by, or labor disputes with, our employees may adversely affect our ability to conduct business. We cannot assure you that there will not be any strike, lock-out or material labor dispute in the future. Work interruptions or stoppages could have a material adverse effect on our results of operations, financial position and cash flows.

We could incur future liability claims arising from previous businesses now closed or sold.

We have sold or closed down a number of businesses over the years, but the products or services provided when the businesses were open and under our ownership could still result in potential liabilities which could have a material adverse effect on our operations, financial position and cash flows.

As a holding company, Luxfer Holdings PLC's main source of cash is distributions from our operating subsidiaries.

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

Our failure to perform under purchase or sale contracts could result in the payment of penalties to customers or suppliers, which could have a negative impact on our results of operations, financial position or cash flows.

A failure to perform under purchase or sale contracts could result in the payment of penalties to suppliers and / or customers, which could have a negative impact on our results of operations, financial position or cash flows. Certain contracts with suppliers could also obligate us to purchase a minimum product volume (clauses known as "take or pay") or contracts with customers may impose firm commitments for the delivery of certain quantities of products within certain time periods. The risk of incurring liability under a take or pay supply contract would increase during an economic crisis, which in turn would increase the likelihood of a sharp drop in demand for our products, which could have a material adverse effect on our results of operations, financial position and cash flows.

We could be adversely affected by violations of the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making or receiving improper payments to, or from, government officials or, third parties, for the purpose of obtaining or retaining business. Failing to prevent bribery is also an offense under the U.K. Bribery Act. Our policies mandate compliance with these laws. Despite our compliance program, we cannot assure you that our internal control policies and procedures will always protect us from reckless, negligent or improper acts committed by our employees or agents. The costs of violations of these laws or allegations of such violations could have a material adverse effect on our results of operations, financial position and cash flows.

We have a significant amount of indebtedness, which may adversely affect our cash flows and our ability to operate our business, remain in compliance with debt covenants, make payments on our indebtedness, pay dividends and respond to changes in our business or take certain actions.

As of December 31, 2015, we had $65.0 million of indebtedness under our senior notes due 2018 (the "Loan Notes due 2018"), $25.0 million of indebtedness under our senior notes due 2021 (the "Loan Notes due 2021") and $43.5 million of indebtedness under the Revolving Credit Facility.

Our indebtedness could have important consequences to you. For example, it could make it more difficult for us to satisfy obligations with respect to indebtedness, and any failure to comply with the obligations of any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under agreements governing our indebtedness. Further, our indebtedness could require us to dedicate a substantial portion of available cash flows to pay principal and interest on our outstanding debt, which would reduce the funds available for working capital, capital expenditures, dividends, acquisitions and other general corporate purposes. Our indebtedness could also limit our ability to operate our business, including the ability to engage in strategic transactions or implement business strategies. Factors related to our indebtedness could materially and adversely affect our business and our results of operations. Furthermore, our interest expense could increase if interest rates rise, because certain portions of our debt facilities bear interest at floating rates. If we do not have sufficient cash flows to service our debt, we may be required to refinance all or part of our existing debt, sell assets, incur further indebtedness or sell securities, none of which we can guarantee we will be able to do.

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

Any of these factors could have a material adverse impact on our results of operations, financial position and cash flows.

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

During recent years, securities markets in the U.S. and worldwide have experienced significant volatility in prices and trading volumes. This volatility could have a material effect on the market price of our ADSs, which could adversely impact our ability to access equity markets and have a material adverse impact on our results of operations, financial position and cash flows.

Our ability to pay regular dividends on our ordinary shares is subject to the discretion of our Board of Directors and will depend on many factors, including our results of operations, cash requirements, financial position, contractual restrictions, applicable laws and other factors, and may be limited by our structure and statutory restrictions and restrictions imposed by the Revolving Credit Facility, the Loan Notes due 2018 and the Loan Notes due 2021, as well as any future agreements.

We may declare cash dividends on our ordinary shares as described in "Item 8. Financial Information." However, the payment of future dividends will be at the discretion of our Board of Directors. Any recommendation by our Board to pay dividends will depend on many factors, including our results of operations, cash requirements, financial position, contractual restrictions, applicable laws and other factors. In addition, the Revolving Credit Facility, the Loan Notes due 2018 and the Loan Notes due 2021 limit our ability to pay dividends or make other distributions on our shares, and in the future we may become subject to debt instruments or other agreements that further limit our ability to pay dividends. Under English law, any payment of dividends would be subject to the Companies Act 2006 of England and Wales (the "Companies Act"), which requires, among other things, that we can only pay dividends on ordinary shares out of profits available for distribution determined in accordance with the Companies Act. Additionally, any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our ADSs.

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

We are a "foreign private issuer," as defined in the Securities and Exchange Commission ("SEC") rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the U.S. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we are not subject to certain New York Stock Exchange corporate governance rules applicable to U.S. listed companies.

We rely on a provision in the New York Stock Exchange's Listed Company Manual that allows us to follow English corporate law and the Companies Act with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the New York Stock Exchange ("NYSE").

For example, we are exempt from NYSE regulations that require a listed U.S. company, among other things, to:

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

In accordance with our NYSE listing, our Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and Rule 10A-3 of the Exchange Act, both of which are also applicable to NYSE listed U.S. companies. As we are a foreign private issuer, however, our Audit Committee is not subject to additional NYSE requirements applicable to listed U.S. companies, including:

  ▪
  an affirmative determination that all members of the Audit Committee are "independent," using more stringent criteria than those applicable to us as a foreign private issuer;

  ▪
  the adoption of a written charter specifying, among other things, the audit committee's purpose and including an annual performance evaluation; and

  ▪
  the review of an auditor's report describing internal quality control issues and procedures and all relationships between the auditor and us.

Furthermore, the New York Stock Exchange's Listed Company Manual requires listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of common stock.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2016. There is a risk that we will lose our foreign private issuer status.

In the future, we would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the U.S. and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. At the last determination date, June 30 2015, we were only marginally under the 50% hurdle. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers; these requirements would be additional to, and not in place of, those under U.K. law to prepare consolidated financial statements under IFRS and comply with U.K. corporate governance laws. Such conversion and modifications will involve additional costs, both one-off in nature on conversion and also extra ongoing costs to meet reporting in both U.S. GAAP and IFRS, which would reduce our operating profit. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, such as the ones described above, and exemptions from procedural requirements related to the solicitation of proxies. The additional costs that we would incur if we lost our foreign private issuer status could have an adverse impact on our results of operations, financial position and cash flows.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may, therefore, be adversely impacted.

We are subject to reporting obligations under U.S. securities laws. Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Our management is required to report on the effectiveness of our internal controls over financial reporting as required by Section 404(a) of the Sarbanes-Oxley Act, for which we perform system and process evaluation and testing of our internal controls over financial reporting.

Over time we may identify and correct deficiencies or weaknesses in our internal controls and, where and when appropriate, report on the identification and correction of these deficiencies or weaknesses. However, the internal control procedures can provide only reasonable, and not absolute, assurance that deficiencies or weaknesses are identified. Deficiencies or weaknesses that have not been identified by us could emerge, and the identification and correction of these deficiencies or weaknesses could have a material adverse impact on our results of operations. If our internal controls over financial reporting are not considered adequate, this may adversely affect our ability to report our financial results on a timely and accurate basis, which may result in a loss of public confidence or have an adverse effect on the market price of our ADSs, which could adversely impact our ability to access equity markets and could have a material adverse impact on our results of operations, financial position and cash flows.

On April 5, 2012, President Obama signed into law the Jumpstart Our Business Startups Act (the "JOBS Act"). The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We are an "emerging growth company," as defined in the JOBS Act and, for as long as we continue to be an emerging growth company, we are permitted to rely on exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including an exemption from the requirement to comply with auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We will remain an emerging growth company up to the last day of the fifth fiscal year following October 3, 2012, the date of our I.P.O., although (i) if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31; (ii) if our annual gross revenues are $1 billion or more during any fiscal year before that time, we would cease to be an emerging growth company as of the last day of such fiscal year; and (iii) if during any three-year period before that time we issue an aggregate of over $1 billion in non-convertible debt, we would cease to be an emerging growth company upon the date of such issuance.

It may be difficult to effect service of U.S. process and enforce U.S. legal process against the directors of Luxfer.

Luxfer is a public limited company incorporated under the laws of England and Wales. A number of our directors and officers reside outside of the U.S., principally in the U.K. A substantial portion of our assets, and the assets of such persons, are located outside of the U.S. Therefore, it may not be possible to effect service of process within the U.S. upon Luxfer or these persons in order to enforce judgments of U.S. courts against Luxfer or these persons based on the civil liability provisions of the U.S. federal securities laws. There is doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities solely based on the U.S. federal securities laws.

Item 4.    Information on the Company

A.    History and development of the company.

General

Although the origins of some of our operations date back to the early part of the 19th century, we trace our business as it is today back to the 1982 merger of The British Aluminium Company Limited and Alcan Aluminium U.K. Limited, which created British Alcan. The original Luxfer Group was formed in February 1996 in connection with the management buy-in (the "Management Buy-in") of certain downstream assets of British Alcan. Our current Chief Executive Officer, Brian Purves, was a member of the two-man Management Buy-in team. All of the current Executive Management Board members have served with Luxfer Group for more than 10 years. The Management Buy-in was financed by a syndicate of private equity investors. Largely through a leveraged reorganization in 1999, and finally a capital reorganization in 2007, these investors fully exited their original investments in the business.

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

In February 2007, Luxfer Holdings PLC completed a capital reorganization, which reduced its debt burden and realigned its share capital. A key part of this reorganization was the release and cancellation of the Senior Notes due 2009 in consideration for, among other things, the issuance of a lower principal amount of new senior notes due 2012 (the "Senior Notes due 2012"). Senior noteholders, other than Luxfer Group Limited, also acquired 87% of the voting share capital of Luxfer Holdings PLC from exiting shareholders with management and the employee share ownership plan ("ESOP") retaining 13% of the voting share capital.

Since the 2007 capital reorganization, we have considerably improved the profitability of our businesses and reduced debt, repaying the Senior Notes due 2012 early.

We have re-shaped the company since 1996 through a significant number of acquisitions and disposals.

In July 2012, we entered into an arrangement agreement with Dynetek Industries Ltd. ("Dynetek"), a Canadian business listed on the Toronto Stock Exchange, to acquire all of the common shares of Dynetek at a price of CAD0.24 per share, for a total equity value of CAD5 million. We assumed approximately CAD7 million of bank debt, for a total purchase cost of approximately CAD12 million. The acquisition closed on September 17, 2012. Dynetek, now operating as Luxfer Canada, designs and manufactures high-pressure aluminum and carbon fiber gas cylinders and systems for containment of CNG, for low-emission vehicles and for compressed hydrogen, zero-emission fuel cell vehicles. Dynetek's system applications include, but are not limited to, passenger automobiles, light and heavy-duty trucks, transit vehicles and school buses, bulk hauling of compressed gases and stationary storage or ground storage refueling applications.

In October 2012, Luxfer Holdings PLC successfully listed its shares (in the form of American Depositary Shares evidenced by American Depositary Receipts) on the NYSE.

In March 2014, we acquired a small composite cylinder designer and manufacturer and associated production assets in Utah. The initial cost was $3 million with a deferred contingent consideration element linked largely to the success of the operation over three years from the acquisition date and estimated at $0.9 million, net of discounting at the date of acquisition. This has provided our North American gas cylinder business with the equipment, technical know-how and facilities to manufacture advanced Type 4 (polymer-lined) composite cylinder products but the facility is currently idle due the collapse in the oil price and consequent impact on the previously expected increase in conversion of trucks from diesel to CNG.

On July 29, 2014, we completed the acquisition of the assets and businesses of Truetech Inc. and Innotech Products Limited following the receipt of certain required regulatory approvals. The acquired businesses produce magnesium-based flameless heating pads for self-heating meals used by the U.S. military and emergency relief agencies; an extensive line of self-heating meals, soups and beverages used by military and civilian end-users; chemical agent detection kits and chemical decontamination equipment; and seawater desalinization kits. Truetech operates a manufacturing and warehousing facility on a company-owned site in Riverhead, New York, and Innotech operates a leased manufacturing, assembly and distribution facility in Cincinnati, Ohio. The trade and businesses of these two entities have been combined within Luxfer Magtech Inc., a wholly-owned subsidiary of Luxfer Group. The acquired businesses operate as part of our Elektron Division. On closing, we paid an initial consideration of $59.3 million, and with the acquired businesses having $4 million of cash, the net cash cost was $55.3 million. There is also a deferred contingent consideration element linked to the profitability of the acquired businesses from 2014-2019 (payable annually from 2015 to 2020), which we have estimated to be $1.5 million net of discounting at the acquisition date.

Corporate

Luxfer Holdings PLC is registered as a public limited company under the laws of England and Wales with its registered office at Anchorage Gateway, 5 Anchorage Quay, Salford, M50 3XE, England. Our telephone number is +44(0) 161 300 0600.

We are a publicly traded company, listed on the NYSE under the symbol "LXFR".

Our agent in the U.S. is Corporation Service Company, 2711 Centreville Road, Wilmington, Delaware 19808.

B.    Business overview

Luxfer is a global materials technology company specializing in the design, manufacture and supply of high-performance materials, components and high-pressure gas-containment devices for healthcare, environmental, protection and specialty end-markets. Our customers include both end-users of our products and manufacturers that incorporate our products into finished goods (details about our products are found below in descriptions of our two reporting divisions and their brands).

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

We have a global presence, employing 1,881 people on average in 2015 and operating 21 manufacturing plants in the U.S., the U.K., Canada, France, the Czech Republic and China. We also have joint ventures in Japan, South Korea, India, and the U.S., and an associate in Australia. In 2015, our total revenue was $460.3 million, our adjusted EBITDA was $62.2 million, and our net income was $16.1 million. See "Item 3A. Selected Financial Data" for the definition of adjusted EBITDA and reconciliations to profit for the year. In 2015, we manufactured and sold approximately 16,400 metric tons of our magnesium products, approximately 2,800 metric tons of our zirconium products (excluding water weight as sold as a solution) and approximately 2.0 million gas cylinders. For a breakdown of our total revenue in 2015, 2014 and 2013 by geographic origin, see "Note 2—Revenue and segmental analysis" to our consolidated financial statements included in this Annual Report.

Our company is organized into two reporting divisions, Elektron and Gas Cylinders, which represented 48% and 52%, respectively, of our total revenue in 2015.

  Elektron Division

Our Elektron Division focuses on specialty materials based primarily on magnesium, zirconium and rare earths. We sell our products through two brands, Magnesium Elektron and MEL Chemicals.

Under our Magnesium Elektron brand, we develop and, in almost all cases, manufacture:

  ▪
  Advanced lightweight, corrosion-resistant and heat- and flame-resistant magnesium alloys used in aerospace, automotive, defense and healthcare applications.

  ▪
  Magnesium powders used in countermeasure flares that protect aircraft from heat-seeking missiles.

  ▪
  Magnesium, copper, zinc and brass photo-engraving plates used in the graphic arts industry, as well as a complete line of engraving-related chemicals and equipment. Our products are used for embossing, foiling and die-cutting in high-quality printed media, including decorative packaging, premium labels and greeting cards.

  ▪
  Magnesium products for biomedical applications, including powders for the pharmaceutical industry, lightweight alloys used in orthopedic devices and our exclusive, bio-absorbable SynerMag® alloy for use in body applications (undergoing medical trials).

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

  ▪
  Seawater desalination kits.

  ▪
  Soluble magnesium alloys for use in down-well oil and gas applications.

Under our MEL Chemicals brand, we develop and manufacture specialty zirconium products, including:

  ▪
  Zirconium-based materials used in automotive exhaust catalysts and in industrial catalysts (both process catalysts and pollution control).

  ▪
  High-performance zirconium oxides used in electronic and industrial ceramics, including circuit boards, fiber optics, oxygen sensors and fuel cells.

  ▪
  Filters for drinking water purification and wastewater treatment. Our Isolux® adsorbent products remove arsenic, lead and other heavy metals from water. Similar technology is being used in the development of various medical projects to remove noxious elements from the body.

  ▪
  Thermal barrier coatings for aerospace applications.

  ▪
  Zirconium-based reactive (crosslinking) chemicals used in oilfield production, paper production, steel production, adhesives, antiperspirants, printing inks, paint and a variety of other industrial and consumer products.

  ▪
  Zirconium materials being developed for use in biomedical implants, including knee and hip replacements, as well as dental crowns and implants.

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

  ▪
  Compressed natural gas (CNG) containment for alternative fuel (AF) vehicles, as well as CNG transportation and bulk storage.

  ▪
  Composite fuel tanks for hydrogen fuel-cell-powered vehicles or generators, as well as cylinders for storage and transportation of hydrogen.

  ▪
  Containment of high-purity specialty gases for electronics and pharmaceutical manufacturing, environmental monitoring and laboratory applications.

  ▪
  Containment of helium for military and industrial applications.

  ▪
  Inflation of aircraft escape slides and life rafts, as well as other aerospace applications.

  ▪
  Containment of carbon dioxide (CO2) for fire extinguishers and beverage dispensing.

  ▪
  Containment of air and specialized breathing blends for scuba diving.

  ▪
  Performance racing applications, including fire extinguisher cylinders, containment of nitrous oxide (N20) to enhance engine performance in racecars and boats, as well as nitrogen containment for tire inflation.

In addition to our aluminum and composite cylinders, we also manufacture spun steel cylinders for petroleum sampling and for containment of oxygen used by pilots and parachutists at high altitudes.

Under our Superform brand, we design and manufacture lightweight aluminum, titanium and magnesium panels superformed into highly complex shapes for aerospace, automotive, rail, architectural and healthcare components and products.

Our End-markets

Key end-markets for Luxfer Group products fall into four categories:

Healthcare:    We have a long history in the healthcare end-market, and we see this as a major area for the introduction of new technologies. These include lightweight aluminum and composite cylinders for containment of medical and laboratory gases; magnesium powders for pharmaceutical products; magnesium materials for lightweight orthopedic devices; specialized magnesium alloys for cardiovascular stents and implants; and zirconium materials for biomedical applications and dental implants.

Environmental:    We believe many Luxfer products serve a growing need to improve and safeguard the environment, including our zirconium-based products that clean up automotive and industrial exhausts, purify drinking water, remove heavy metals from wastewater and capture carbon dioxide; our lightweight magnesium alloys used in fuel-efficient aerospace and automotive designs; our lightweight, high-pressure carbon composite AF cylinders that contain clean-burning compressed natural gas; and our specialized cylinders that contain high-purity calibration gases used for environmental monitoring.

Protection:    Luxfer offers a number of products that address principal factors driving growth in this market, such as increasing societal expectations regarding protection of people, equipment and property during conflicts and emergencies. Such products include magnesium powders for countermeasure flares that defend aircraft against heat-seeking missile attack, life-support cylinders for firefighters and other emergency-service personnel, inflation cylinders for aircraft escape slides and life rafts, fire extinguisher cylinders, and chemical agent detection and decontamination products.

Specialty:    Our core technologies have enabled us to exploit various other niche and specialty markets and applications. Our products include a comprehensive range of graphic arts products, petroleum-production products and high-pressure cylinders for containment of high-purity specialty gases used in the manufacture of microprocessors and other high-technology electronic equipment.

Our Strengths

Market-leading positions.    We believe that all our main brands, Magnesium Elektron, MEL Chemicals, Luxfer Gas Cylinders and Superform, are market leaders, and we strive to achieve best-in-class performance and premium-price positions. We believe that we are the leading manufacturer in the Western world of high-performance magnesium alloys, powders, plates and rolled sheets used in aerospace, defense and photo-engraving industries. We believe that we are a leading manufacturer of specialty zirconium compounds for use in the global market for washcoats of catalytic converters in gasoline-powered vehicles. In addition, we believe that we are (i) the most global manufacturer of high-pressure aluminum and composite gas cylinders; (ii) a leading global supplier of cylinders for medical gases, fire extinguishers and breathing apparatuses; and (iii) the largest manufacturer by volume of portable high-pressure aluminum and composite cylinders in the world. Drawing on our expertise in the metallurgy of aluminum, we invented our Superform superplastic-forming process, and we believe that we are the largest independent supplier of superformed aluminum components in the Western world.

Focus on innovation and product development for growing specialized end-markets.    As we recognize the importance of fostering creative abilities of our employees, we have developed a "culture of ingenuity" in which any Luxfer employee can become actively involved in the innovation process. As a result of this culture, we continue to produce a steady stream of new products, including those developed in close collaboration with research departments in universities around the world.

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

Diversified blue chip customer base with long-standing relationships.    We have developed and seek to maintain and grow our long-term, diverse customer base of global leaders. We put the customer at the heart of our strategy, and we have long-standing relationships with many of our customers, including global leaders in our key markets. Our businesses have cultivated a number of these relationships over the course of many decades. The diversity and breadth of our customer base also mitigates reliance on any one customer. In 2015, our ten largest customers represented 27% of our total revenue. In 2015, our ten largest customers for the Elektron Division represented 31% of its revenue, and our ten largest customers for the Gas Cylinders Division represented 43% of its revenue.

Highly experienced and effective management team.    We are led by an experienced Executive Management Board, and all members have served with Luxfer Group for more than 10 years (See "History and development of the company", above). Our current Executive Management Board has played a significant role assisting the Board of Directors in developing our strategy and in delivering our stability in recent years. We also highly value the quality of our local senior management. Our Board of Directors actively supports our business and contributes a wealth of industrial and financial experience.

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

Each of our businesses has developed a strategy roadmap based on a Balanced Scorecard® methodology and driven by the Luxfer Model. These roadmaps contain business specific initiatives, actions and measures necessary to guide our businesses towards achieving financial objectives set by our Board of Directors. With the Luxfer Model as its backbone, our company-wide strategy includes the following key elements:

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

Focus on continued gains in operational and manufacturing efficiencies.    We seek to continually improve operational and manufacturing efficiencies, investing in modern enterprise resource planning systems and using external auditors to measure our performance against rigorous, world-class standards. We look for ways to automate our processes to provide protection against competition based in low-labor-cost economies. While we plan to maintain our focus on reducing our operational and manufacturing costs, we also plan to modernize machinery and equipment at minimal costs when necessary to prevent bottlenecks in our manufacturing processes.

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

Our Business Divisions

We are organized into two reporting divisions, Elektron and Gas Cylinders. The following table illustrates the revenue, trading profit and adjusted EBITDA of each division in 2015, 2014 and 2013.

	Year Ended December 31, 2015
	Revenue		Trading Profit(1)		Adjusted EBITDA(2)
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	(in $ million)	(%)	(in $ million)	(%)	(in $ million)	(%)
Elektron	$221.2	48.1%	$33.7	79.7%	$45.7	73.5%
Gas Cylinders	239.1	51.9%	8.6	20.3%	16.5	26.5%

	Year Ended December 31, 2014
	Revenue		Trading Profit(1)		Adjusted EBITDA(2)
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	(in $ million)	(%)	(in $ million)	(%)	(in $ million)	(%)
Elektron	$230.6	47.1%	$38.9	86.8%	$50.1	77.3%
Gas Cylinders	258.9	52.9%	5.9	13.2%	14.7	22.7%

	Year Ended December 31, 2013
	Revenue		Trading Profit(1)		Adjusted EBITDA(2)
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	(in $ million)	(%)	(in $ million)	(%)	(in $ million)	(%)
Elektron	$219.7	45.6%	$40.2	67.9%	$49.8	65.0%
Gas Cylinders	261.6	54.4%	19.0	32.1%	26.8	35.0%

(1)
Trading profit is defined as operating profit or loss before changes to U.K. defined benefit pension plan and restructuring and other expense. For the purposes of our divisional segmental analysis, IFRS 8 requires the use of "segment profit" performance measures that are used by our chief operating decision maker. Trading profit is the "segment profit" measure used by our chief operating decision maker for divisional segmental analysis. See "Note 2—Revenue and segmental analysis" in our consolidated financial statements included elsewhere in this Annual Report.

(2)
Adjusted EBITDA is defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charges and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, changes to U.K. defined benefit pension plan, restructuring and other expense, other share-based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment. See footnote (8) of Item 3.A. ("Selected financial data") of this Annual Report for a reconciliation to net income.

Elektron Division

Our Elektron Division sells products under two brands: Magnesium Elektron and MEL Chemicals. The Elektron Division represented 48.1% of our total revenue and 79.7% of our trading profit in 2015. The table below provides a summary of products, applications and principal markets and illustrative customers and end-users within each brand in the Elektron Division.

Products	Application / principal markets supplied	Illustrative customers and end-users
Magnesium Elektron:
Magnesium alloys	Aerospace and specialist automotive	United Technologies, Fansteel-Wellman, Boeing, Lockheed Martin
Magnesium powders	Defense (infrared countermeasure flares, illumination devices, tracer rounds)	Esterline Defense Technologies, Chemring
Fabricated products, recycling, sheets and plate	Automotive Photo-engraving	Volkswagen Hallmark
Magnesium flameless heating pads and self-heating meals and beverages	Self-heating meals for military troops and emergency-relief agencies	U.S. Armed Forces, SoPackCo Inc, Americqual Group LLC
Chemical detection and decontamination kits	Detection and decontamination kits for military troops and emergency relieve agencies	U.S. Armed Forces
MEL Chemicals:
Zirconium compounds	Automotive (catalytic converters)	Umicore, Johnson Matthey, BASF, Sud Chemie, Dinex
	Electro-ceramics (oxygen sensors, capacitors, microwave relays)	Bosch, EPCOS, Imerys
	Engineering ceramics	Ask-HiTech
	Aerospace ceramics	Oerlikon Metco
	Chemical synthesis	BASF
	Fuel cells	SOFC Power
	Refinery catalysis	UOP (Honeywell)
	Reflective coatings	3M

The principal geographic markets for the Elektron Division are North America and Europe, and the 2015 percentage of revenue by geographic destination and geographic origin and by key end-markets is shown below:

Elektron Division—Revenue by Geographic Destination
2015

Geographic Region	Percentage of Elektron Revenue
North America	58%
European Community, excluding U.K.	22%
Asia Pacific	9%
Other Europe	1%
U.K.	7%
South and Central America	2%
Africa	1%

Elektron Division—Revenue by Geographic Origin
2015

Geographic Region	Percentage of Elektron Revenue
North America	61%
U.K.	28%
Other Europe	11%

 Elektron Division—End-market Sales Analysis
2015

End-market	Percentage of Elektron Revenue
Environmental:
Aerospace—Lightweight materials	13%
Automotive—Catalysis (excluding surcharges)	12%
Automotive—Lightweight materials	13%
Specialty chemicals	6%

Environmental Total	44%

Healthcare Total	2%

Protection:
Countermeasures	7%
Defense	13%
Ceramics	1%
Emergency and survival	1%

Protection Total	22%

Specialty:
Graphic arts	19%
Industrial	3%
Chemicals	3%
Electronics	7%

Specialty Total	32%

Divisional and geographical information relating to revenue is disclosed in Note 2, "Revenue and segmental analysis" of the consolidated financial statements, attached to this Annual Report.

  Magnesium Elektron

We believe we are the leading manufacturer in the Western world of high-performance magnesium alloys, powders, plates and rolled sheets used in aerospace, defense and photo-engraving industries. Magnesium Elektron operates plants in Swinton, England; the Czech Republic; six plants in the U.S.; and a plant in Ontario, Canada.

Magnesium alloys offer significant advantages over aluminum alloys, since magnesium alloys are approximately a third lighter in weight while exhibiting similar strength and stability. Customers typically utilize our specialized alloys when lightness of weight, high strength and high temperature stability are important, such as in jet fighters and in helicopter gearboxes, which operate under extreme conditions.

Magnesium Elektron developed a large percentage of high-performance magnesium alloys available in major markets, including the U.S. For example, we developed 12 of the 18 magnesium alloys approved by the American Society for Testing Material ("ASTM") Standard Specification for Magnesium-Alloy Sand Castings. In the last 30 years, Magnesium Elektron developed and patented five out of six new alloys added to the list. The ASTM Standard Specification for Magnesium-Alloy Extruded Bars, Rods, Profiles, Tubes, and Wire lists nine currently used alloys, and Magnesium Elektron developed five of them.

Our Elektron®43 alloy demonstrated its excellent resistance to ignition when it became the first magnesium alloy to pass new, rigorous flammability testing conducted by the U.S. Federal Aviation Administration (the "FAA"). Consequently, in June 2013, the FAA stated that it would allow magnesium alloys in aircraft seats as long as certain requirements were met, including passing the FAA-developed flammability test, which was added to the "Materials Fire Test Handbook" in October 2014. This became a key reference for aircraft seat manufacturers. While working with the FAA, Magnesium Elektron was simultaneously working with SAE International, a leading engineering association that many years ago banned the use of magnesium in airline seats (reference: SAE AS8049B). In May 2014, SAE International submitted new technical findings to support removal of the ban, followed in August 2015 by a newly revised standard, AS8049C, which includes wording that now allows the use of magnesium alloys that meet criteria specified in the FAA fire test handbook. Since our patented Elektron®43 and Elektron®21 alloys meet these demanding performance requirements, seat manufacturers in Europe and North America continue actively to evaluate Elektron®43 due to the significant weight saving the alloy offers in aircraft seat construction. Seat manufacturers have been exhibiting prototype seats, which have been built utilizing our alloys in their construction, and one low volume manufacturer has commercialized a seat which is now in use.

We believe that Magnesium Elektron is the largest manufacturer of atomized magnesium powders in the world. Our magnesium powder facilities have been manufacturing ground magnesium powders since 1941 and atomized powders since 1966.

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

We expanded in 2014 by acquiring the assets and businesses of Truetech Inc. and Innotech Products Limited on July 29, 2014. We combined the acquired trade and businesses within Luxfer Magtech Inc., a wholly-owned subsidiary of Luxfer Group. Luxfer Magtech produces magnesium-based flameless heating pads for self-heating meals used by the U.S. military and emergency relief agencies; an extensive line of self-heating meals, soups and beverages used by military and civilian end-users; chemical agent detection kits and chemical decontamination equipment; and seawater desalinization kits. This product portfolio complements existing Elektron Division expertise in designing magnesium alloys and adsorbent zirconium chemicals.

Magnesium Elektron serves a wide range of customers globally and has close, collaborative relationships with its customers. The top ten customers for magnesium products accounted for 25% of Elektron Division revenue in 2015. Our largest Magnesium Elektron customer accounted for 4% of divisional revenue in 2015.

Magnesium Elektron competes in various specialty niches, including the production of military powders and high-performance alloys. Competition, which is fragmented and varies from sector to sector, includes Chinese suppliers of magnesium die-casting alloys. We do not normally compete directly against primary magnesium producers, which supply pure magnesium and simple alloys.

We have a number of patented and off-patent products that help us maintain our competitive position. Due to the significant complexity of producing our specific alloys, we believe that competitors are likely to have difficulty manufacturing these alloys even after our patents expire. Our principal competitor in magnesium powders is ESM, a U.S.-based subsidiary of the German company SKW Stahl-Metallurgie.

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

Our zirconium plants use a multi-stage process based on proprietary technology to produce zirconium salts and zirconium oxides differentiated by their chemical purity and unique physical properties. Zircon sand is often the base raw material in our manufacturing process, and we also use a number of rare earths and commodity chemical products to produce our zirconium compounds. Yttria-stabilized zirconia, for example, exhibits hardness, chemical inertness and low-heat conductivity that make it suitable for applications as diverse as dentistry and gas turbines.

The demand for our products is mainly driven by environmental concerns and legislation, since our environmentally-friendly products can replace toxic chemicals in many applications, including replacing formaldehyde in paper-coatings. Our products also remove arsenic and other environmental toxins from drinking water and wastewater. We focus on developing new applications for our zirconium products, helping our customers in a wide variety of industries address rising environmental, health and safety concerns related to chemical emissions, global environmental pollution and public health regulation and legislation. Key growth areas are catalytic applications for emission-control systems in automobiles and for the chemical industry, process catalysts, advanced ceramics in electronics and engineering, water purification technologies and biomedical applications.

With a leading position in the zirconium compounds market, MEL Chemicals has established itself over a number of years as an approved supplier to a number of blue-chip customers. These relationships have, in turn, facilitated the sharing of technical knowledge to develop new products and applications. The top ten customers for zirconium products accounted for 20% of the Elektron Division's revenue in 2015. Our largest zirconium customer accounted for 4% of divisional revenue in 2015.

MEL Chemicals has experienced significant competition in simple zirconium compounds from Chinese suppliers, either directly or through the availability of low-cost Chinese zirconium stock used by specialty competitors. Markets with relatively low technological needs, such as lead-replacement products for paint drying, now offer lower margins due to aggressive pricing by Chinese suppliers. Rather than compete in such lower margin markets, we have shifted our focus to more advanced markets that require our advanced technologies and know-how, which we use to develop customized products that meet the specific needs of our customers. We have a limited number of direct competitors in our chosen specialized markets that require complex chemical compounds with advanced catalytic, electrical and ceramic properties. In these markets, we compete primarily with Daiichi Kigenso Kagaku Kogyo of Japan, Solvay of France, Molycorp of the U.S. and Tosoh of Japan.

Gas Cylinders Division

Our Gas Cylinders Division sells products under two core brands: Luxfer Gas Cylinders and Superform. This division represented 51.9% of our total revenue and 20.3% of our trading profit in 2015. The table below shows products, applications, principal markets and illustrative customers and end-users within each brand.

Products	Application / principal markets supplied	Illustrative customers and end-users
Luxfer Gas Cylinders:
High-pressure aluminum and composite gas-containment cylinders and systems	Firefighter breathing apparatus	Scott Safety (Tyco), MSA, Honeywell
	Alternative fuels	Agility, Creative Bus, MAN
	Bulk gas transportation	GTM Technologies
	Specialty gases	Linde, Air Liquide, Airgas
	Medical	Linde, Air Products
	Fire extinguisher	Ansul (Tyco), Chubb / Kidde (UTC)
	Beverage	Coca-Cola, Pepsi
	Scuba	XS Scuba
	Inflation (aerospace)	Goodrich (UTC)
Superform:
Superplastically-formed aluminum, titanium and magnesium products	Aerospace	Exelis, Boeing, Bombardier, Honda, Spirit, UTC Aerospace, Honeywell, Embraer, Short Brothers Plc (Bombardier), BAE Systems, GKN Aerospace.
	Automotive	Rolls-Royce (BMW), Aston Martin, Morgan, Bentley (VW), Ferrari S.P.A., Chrysler / FnG, McLaren Automotive
	Medical	Siemens, Varian
	Rail	Bombardier, Kinki Sharyo, Hitachi, LUL.

The principal geographic markets for the Gas Cylinders Division are the U.S., Europe and Asia Pacific, and the percentage of 2015 sales revenue by geographic destination, geographic origin and end-markets is shown below:

Gas Cylinders Division—Revenue by Geographic Destination
2015

Geographic Region	Percentage of Gas Cylinders Revenue
North America	50%
European Community, excluding U.K.	18%
Asia Pacific	11%
Other Europe	1%
U.K.	16%
South and Central America	4%

Gas Cylinders Division—Revenue by Geographic Origin
2015

Geographic Region	Percentage of Gas Cylinders Revenue
North America	60%
U.K.	24%
Other Europe	14%
Asia Pacific	2%

 Gas Cylinders Division—End-market Sales Analysis
2015

End-market	Percentage of Gas Cylinders Revenue
Environmental:
Aerospace—Lightweight materials	7%
Alternative fuels	11%
Automotive—Lightweight materials	7%
Rail—Lightweight materials	2%

Environmental Total	27%

Healthcare:
Oxygen	13%
Medical equipment	1%

Healthcare Total	14%

Protection:
SCBA	29%
Fire	8%
Defense	2%
Scuba	2%

Protection Total	41%

Specialty:
Industrial gases	9%
Other	9%

Specialty Total	18%

Divisional and geographical information relating to revenue is disclosed in Note 2, "Revenue and segmental analysis" of the consolidated financial statements, attached to this Annual Report.

  Luxfer Gas Cylinders

Luxfer Gas Cylinders manufactured and sold approximately 2 million cylinders in 2015, and we believe that we remain the largest global manufacturer of portable high-pressure aluminum and composite cylinders. The business achieved its leadership position through a long history of innovation and a commitment to setting a leading worldwide standard in product specifications and customer service. In 2015, we manufactured gas cylinders at eight manufacturing facilities: three in the U.S. and one each in the U.K., France, Germany, Canada and China. In 2009, we established a presence in India through a 51% interest in a joint venture with a local business partner based in New Delhi. In 2012, we established a 49% joint venture with a business partner in the U.S. that specialized in CNG transportation and storage; the joint venture commenced trading in 2013. Most of our Luxfer Gas Cylinders manufacturing facilities also maintain sales and distribution facilities. We have an established sales, distribution and service center in Australia. During 2015, we acquired a 26.4% stake in an existing customer as part of its recapitalization.

Historically, overall growth in the Luxfer Gas Cylinders business has been driven by inherent benefits of aluminum over steel for high-pressure cylinders. In 2015, sales of aluminum cylinders accounted for approximately 33% of divisional revenue. Although steel was the first material used for the containment of high-pressure gas, aluminum cylinders have the following recognized benefits:

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

Luxfer Gas Cylinders is also a leading supplier of carbon composite cylinders, including thin-walled, aluminum-lined cylinders fully wrapped with aerospace-grade carbon fiber. Luxfer developed both the world's highest-pressure and lightest-weight composite life-support cylinders. In 2015, sales of composite cylinders accounted for approximately 43% of Gas Cylinders Division revenue. Over the last decade, our composite cylinder business has enjoyed higher growth rates and stronger margins than our aluminum cylinder business. We believe demand for carbon composite cylinders will continue to grow, driven by the following benefits when compared to aluminum and steel cylinders:

  ▪
  Carbon composite cylinders are about one-third the weight of comparable steel cylinders.

  ▪
  High strength-to-weight ratio enables increased pressure to be used for the same size cylinder, thereby increasing cylinder volume capacity.

Demand for composite cylinders has been driven in part by increased usage in the emergency services sector, which prefers lighter weight, higher-pressure cylinders for life-support applications. The use of carbon composite cylinders to contain CNG has also grown over the past decade. We make cylinders and systems for AF vehicles and for storage and transportation of bulk CNG, and we also specialize in cylinders and valves for hydrogen fuel-cell vehicles. Our research shows further growth opportunities in composite cylinders and associated new specialty products, such as our patented SmartFlow™ valve-regulator, currently under development.

Luxfer Gas Cylinders has a very broad customer base, both geographically and by number. In total, the top ten customers accounted for 43% of Gas Cylinders Division revenue in 2015, and the largest customer accounted for 11% of its revenue. Customers in medical, SCBA and fire extinguisher markets tend to be highly concentrated since there are relatively few end-user distributors. Within the SCBA market, we have achieved a very high level of market penetration by providing composite cylinders to the three major suppliers to the North American market: MSA, Scott Safety (Tyco) and Sperian (Honeywell).

Due to our strong worldwide distribution network, we believe that Luxfer Gas Cylinders is the most global manufacturer of high-pressure aluminum and composite gas cylinders. Luxfer had specialized in Type 3 (aluminum-lined) composite cylinders for a number of years, but in 2014, we introduced a new line of Luxfer-designed Type 4 (polymer-lined) cylinders for the AF market.

In recent years, the high-pressure gas cylinder market has undergone some consolidation. Worthington Industries, originally a steel cylinder competitor in the U.S. and Europe, has over the past decade purchased composite cylinder manufacturers that compete directly with Luxfer Gas Cylinders. Other competitors include Catalina Cylinders, an aluminum cylinder manufacturer in the U.S.; Faber, a steel cylinder manufacturer in Italy; and MES Cylinders, an aluminum cylinder manufacturer based in Turkey. In the AF sector, our main competitor is the Norwegian-owned Hexagon Composites, which produces Type 4 composite cylinders for CNG containment. Quantum Fuel Systems also makes Type 4 composite cylinders and fuel systems for CNG vehicles. In September 2012, Luxfer purchased Dynetek Industries, a specialty manufacturer of Type 3 AF cylinders and systems, with plants in Canada and Germany. In March 2014, Luxfer acquired a small composite cylinder designer and manufacturer in Utah, including a facility purpose-built for the manufacture of Type 4 cylinders.

In Asia, the market for aluminum cylinders is less developed, and larger competitors predominantly offer steel products. These include Everest Kanto Cylinder, based in India, and Beijing Tianhai Industry, based in China. However, the use of composite cylinders is growing in the Asia Pacific region, and several competitors are now also manufacturing composite cylinders.

  Superform

Superform developed a superplastic-forming process that uses customized tooling and controlled heat and air pressure applied to special aluminum, magnesium or titanium alloy sheets to elongate and form them into complex, bespoke shapes. These lightweight components are principally used in automotive, aerospace, medical, rail transportation and architectural end-markets. Although these products currently represent a relatively small niche market, we believe that Superform, which has operations in England and the U.S., is the largest independent supplier of such components in the Western world. In 2015, Superform sales accounted for approximately 17% of Gas Cylinders Division revenue.

Superforming gives designers the freedom to create subtle or highly customized geometric shapes that conventional stamping and forming processes cannot produce. Superform's technology is particularly well suited to manufacturing low to medium volumes of premium-priced components, the cost of which is generally offset by lower-cost tooling and reduced fabrication and assembly costs, since the Superform process can create complex components in a single piece.

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

In 2015, we have been developing new manufacturing processes to form parts at faster speeds and also to form titanium parts. These new innovations are targeted at widening the sales potential of our technology.

Due to the fact that Superform invented the superplastic-forming process, direct competition with our technology is limited. Competition mainly comes from alternative technologies, such as cold pressing, hydroforming and composite technologies, including those using carbon fiber. Cold pressing uses standard alloys and high-tonnage presses with matched tooling. While the cold-pressing process is very rapid, the tooling is heavy and expensive, and the process is limited to relatively shallow, simple shapes, since pressing deep shapes can thin out or tear material. Hydroforming is a specialized type of die forming that uses a high-pressure hydraulic fluid to press material into a die at room temperature. A sheet of aluminum is placed inside a negative mold shaped like the desired end product; hydraulic pumps then inject fluid at very high pressure, forcing a metal sheet into the mold. The process is slower than cold pressing, and tooling costs are generally higher than for superforming.

Competitors include KTK in China, Magna International in Ireland, Fontana in Italy and the U.K., and Verbom in Canada. Boeing, which purchased a license from Superform in 1998, has in-house aluminum superplastic-forming capability.

Luxfer Group—Our Key End-Markets

Environmental (35% of 2015 revenue)

We believe that many of our products serve a growing need to protect the environment and conserve its resources. Increasing environmental regulations, "green" taxes and climbing costs of fossil fuels have driven growth in this area. Our Elektron lightweight magnesium alloys and lightweight superformed panels are widely used in aircraft, trains, trucks, buses and cars to reduce weight and improve fuel efficiency. Our composite gas cylinders are used in more environmentally friendly AF vehicles. For many years, we have sold zirconium-based chemicals for catalytic converters in gasoline engines, and we have developed similar products for catalysis of emissions from diesel engines. Our zirconium chemical products are used to remove heavy metals, including arsenic, from drinking water and wastewater.

Area of Focus	Product	End-market Drivers
Alternative fuels	▪ Alternative fuel cylinders ▪ Exhaust catalysts ▪ CO2 capture ▪ Bulk gas transportation cylinders	▪ "Clean air" initiatives ▪ Abundance of natural gas ▪ Favorable tax treatment ▪ Increasing CNG filling infrastructure
Environmental catalysts (cleaning of exhaust emissions)	▪ Zirconium compounds with specific properties used in auto-catalysis washcoats	▪ Emissions legislation generally ▪ Application of tighter regulations on diesel engines in U.S. and Europe ▪ Cost effective for vehicle manufacturers as they reduce the use of precious metals
Specialty / high-end automotive	▪ Superformed complex body panels, door inners and other components ▪ Magnesium extrusions	▪ Fuel efficiency for a given level of performance ▪ Increased flexibility to vehicle designers ▪ Strong demand for top-end cars from wealthy individuals in emerging markets
Recycling	▪ Recycling service converting magnesium scrap into good die-casting ingot	▪ Marketing "whole of life" costing for vehicles ▪ Legislation requiring recycling at end of vehicle's life cycle
Sensors, piezoelectrics and electro-ceramics	▪ Zirconium-based ceramic materials used in sensors of engine management systems	▪ Engine efficiency ▪ Control of exhaust gases
Water purification	▪ Isolux® (removal of heavy metals from drinking water) and MELsorb® (wastewater treatment)	▪ Tightened World Health Organization guidelines on levels of heavy metals in water and associated legislation

Area of Focus	Product	End-market Drivers
Rail transport	▪ Superformed train front-cab and internal components	▪ Government investment in public transport ▪ Fuel efficiency ▪ Safety requirements moving from plastic to metal for internal components
Military and civil aerospace	▪ Superform (wing leading edges, engine nacelle skins, winglets) ▪ Elektron® aerospace alloys in cast, extruded, and sheet form	▪ Growing aircraft build rate ▪ Increasing cost of fuel
Helicopters	▪ Magnesium sand casting alloys, superformed panels	▪ Lightweighting ▪ Fuel efficiency
Paper	▪ Bacote™ and Zirmel™, both formaldehyde-free insolubilizers that aid high-quality printing	▪ Elimination of toxic chemicals

Healthcare (9% of 2015 revenue)

We have a long history in the healthcare end-market, and we see this as a major area of opportunity for new product technologies. We believe that we offer the world's most comprehensive range of high-pressure cylinders for containment of medical gases, including specialized composite cylinders popular in emergency medical services and for use by ambulatory oxygen users. Our materials are also being used in medical treatments and are present in various kinds of medical equipment, including MRI scanners. Recently announced innovations, still in development, include our lightweight AOS™ ("Advanced Oxygen System") medical oxygen delivery system featuring our L7X® higher-strength aluminum alloy and carbon composite cylinders integrated with our patented SmartFlow™ valve-regulator technology. We have also developed SynerMag®, a bio-absorbable magnesium alloy to be used for vascular intervention and skeletal repairs, and our zirconium MELsorb® materials, being developed as active ingredients in dialysis media and enterosorbents.

Area of Focus	Product	End-market Drivers
Medical gases	▪ Portable aluminum and composite cylinders ▪ Medical oxygen delivery system	▪ Growing use of medical gases ▪ Shift to paramedics, who need portable, lightweight products
▪ Growing trend to provide oxygen therapy in the home and to keep patients mobile
▪ Increasingly aging population
▪ Increase in respiratory diseases
Medical equipment casings	▪ Superformed panels (e.g., for MRI scanners)	▪ Growing use of equipment using powerful magnets and consequent need for non-ferrous, but hygienic casings
Pharmaceutical industry	▪ Magnesium powders as a catalyst for chemical synthesis (the Grignard process)	▪ Growth in pharmaceutical industry
Orthopedics	▪ Magnesium sheets	▪ Improved mobility through use of easy-to-wear, lightweight braces and trusses
Sorbents	▪ MELsorb® material being developed as active ingredient in dialysis equipment and enterosorbents	▪ Growth in kidney problems ▪ New technologies to remove noxious elements from the body

Protection (31% of 2015 revenue)

We offer a number of products used to protect individuals and property. Principal factors driving growth in this end-market include increasing societal expectations regarding protection of individuals and armed forces personnel, tightening health and safety regulations and the significant cost of investing in and replacing technologically advanced military property. We manufacture ultra-lightweight breathing-air cylinders that lighten the load on emergency services personnel working in dangerous environments, miniature cylinders for use in personal escape sets, aluminum cylinders for fire extinguishers and lightweight composite cylinders used to inflate aircraft emergency escape slides and life rafts. Our ultra-fine atomized magnesium powder is a principal ingredient in counter-measure flares that protect aircraft from heat-seeking missiles. We also manufacture a range of chemical agent detection and decontamination products used by both the military and civilian agencies. We are also developing lightweight magnesium alloy armor plates for use in composite armor systems for personnel carriers and patrol vehicles.

Area of Focus	Product	End-market Drivers
Life-support breathing apparatus	▪ Composite cylinders used in SCBA

▪

Increased awareness of importance of properly equipping firefighting services post 9/11

▪

Demand for lightweight products to upgrade from heavy all-metal cylinders

▪

Periodic upgrade of new U.S. National Institute for Occupational Safety and Health (NIOSH) standards and natural replacement cycles

▪

Asian and European fire services looking to adopt more modern SCBA equipment

Fire protection	▪ Cylinders (carbon-dioxide-filled fire extinguishers)	▪ New commercial buildings ▪ Cylinder replacement during annual servicing
Countermeasures	▪ Ultra-fine magnesium powders for flares used in the protection of aircraft from attack by heat-seeking missiles	▪ Use in combat and training ▪ Maintenance of countermeasures reserves (shelf-life restrictions)
Military vehicles	▪ Elektron® magnesium alloys in cast, rolled, and extruded form	▪ Maintaining high level of protection while reducing weight to improve maneuverability and fuel economy
Military personnel and emergency relief agencies	▪ Self-heating meals used for military troops and emergency-relief agencies	▪ Ensuring protection and well-being for military personnel and victims of natural disasters
	▪ Chemical detection and chemical decontamination kits	▪ Use in combat and training and in response to terrorist activities

Specialty (25% of 2015 revenue)

In addition to our strategic growth markets described above, our core technologies have enabled us to exploit other niche and specialty markets and applications. We are a leading producer of magnesium graphic arts photo-engraving plates used by engravers and printers to produce high-quality embossed, foil-stamped and die-cut printed pieces, including book covers, decorative packaging, greeting cards and premium labels. We also offer a range of cylinders with proprietary interior surfaces for containment of high-purity specialty gases used in microprocessor manufacturing and other electronics applications, pharmaceutical manufacturing, environmental monitoring and laboratory applications in which gas stability is crucial. Specialty products also include carbon dioxide cylinders for beverage dispensing, scuba diving cylinders and performance racing cylinders.

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

The world market for magnesium is around 900,000 metric tons per year. China provides about 75% of the world supply. Western primary production is, however, significant, from U.S. Magnesium based in the U.S., Dead Sea Magnesium based in Israel, RIMA Industrial based in Brazil and two smelters in Russia. We purchase approximately half of our magnesium needs from China. We use only U.S.-sourced materials for our products sold to the U.S., military, for which U.S. and Canadian sourcing is mandatory. In 2014, we entered a five-year magnesium supply contract to support contracts with U.S. military countermeasure flare manufacturers, and we continue each year to agree one-year contracts with various suppliers.

We purchase zircon sand, which is found in heavy-minerals sand, titanium dioxide and other products. Global production of zircon is estimated at approximately 1 million metric tons. We source premium-grade zircon sand from Rio Tinto in South Africa and Iluka in Australia. We also purchase intermediate zirconium chemicals from suppliers in China. The level of our purchases of intermediate zirconium products, as compared to our direct processing of zircon sand, is based on a number of factors, including the required properties and relative market prices.

There are 17 rare earth metals that are reasonably common in nature. Usually found mixed together with other mineral deposits, these rare earths have magnetic and light-emitting properties that make them invaluable to high-technology manufacturers. As they are key ingredients in the manufacturing of our zirconium chemical and magnesium alloy products, our use of rare earths has expanded over the last few years. Our main requirement is for cerium, which we use in automotive catalysis compounds because of its unique oxygen-storage capabilities.

Following a decade or more of low rare earth prices that drove most Western mines out of business, China developed a virtual monopoly on supply, producing 97% of the world's supply of rare earths in 2009. In mid-2010, China imposed quotas that limited export of these raw materials from China, causing significant price increases. The price of cerium soared from $10 per kilogram in May 2010 to a peak of $270 per kilogram in July 2011. During the second half of 2011 and throughout 2012, 2013 and 2014, rare earth prices fell, with cerium ending 2015 back at its starting point in 2010. Chinese export quotas are not, at present, a supply constraint. However, to protect ourselves and our customers from future significant price fluctuations, we are now sourcing a proportion of our rare earths from non-Chinese suppliers. There are several projects currently underway to mine and refine rare earths outside China, and we have held discussions with a small number of potential suppliers who have established non-Chinese mining and refining capabilities.

Gas Cylinders Division

The largest single raw material purchased by the Gas Cylinders Division is aluminum. In 2015, we purchased 66% of our aluminum from Rio Tinto Alcan and its associated companies, and aluminum represented 72% of the division's raw material costs in 2015.

Since 2005, the price of aluminum has been somewhat volatile. While we pass on most price movements to our customers, sometimes through contractual cost-sharing formulas, doing so can be more difficult or time consuming with our higher-value products. Consequently, we have historically hedged a portion of our exposure to fluctuations in aluminum pricing.

As a means of hedging against aluminum price increases, we use LME derivative contracts. As of December 31, 2015, such contracts covered approximately 78% of our estimated primary aluminum needs for the following twelve months. We source aluminum sheet used by our Superform operations from a number of different suppliers and distributors. We even manufacture some highly specialized aluminum sheet in-house, using Elektron Division equipment designed for casting and rolling magnesium sheet.

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

Environmental Matters

Like most manufacturing facilities, our operations are subject to a range of environmental laws and regulations, including those relating to air emissions, wastewater discharges, handling and disposal of solid and hazardous waste and remediation of contamination associated with current and historic use of hazardous substances or materials. If a release of hazardous substances or materials occurs on or from our properties, from our processes or at any off-site disposal location we have used, or if contamination from previous activities is discovered at any of our locations, we may be held liable for costs of remediation, including response costs, natural resource damage costs and associated transaction costs. We devote considerable efforts to complying with and reducing our risk of liability under environmental laws, including maintaining an environmental management system.

In view of their long history of industrial use, some of our facilities have areas of soil and water contamination that require or are anticipated to require investigation or remediation, including:

Magnesium Elektron, Swinton, England.    A dedicated landfill has been adjacent to our Swinton plant (near Manchester) for more than 60 years. Following a review, we decided to close the landfill and ship our continuing waste to commercial landfills off-site. A detailed closure plan for the landfill was approved in June 2011 with the U.K. Environment Agency as the relevant regulator. The remediation process has progressed well through 2013, 2014 and 2015, and we estimate that it will require a further cost of $0.5 million to complete the closure; covered by a specific reserve, this expenditure is expected to occur in 2016. The closure is being undertaken by an independent third party specialist contractor.

Magnesium Elektron CZ, Litvinov, Czech Republic.    Dross is a waste by-product of our production process. As the local Czech environmental agency withdrew permission for us to use our previous disposal route, we began stockpiling significant quantities of dross in 2007. The local agency also insisted on additional measures to ensure safe disposal and limited the amount of material being held on-site. We began addressing this issue in 2008 by installing a dross-processing plant, at a cost of $0.8 million, to deal with this by-product in an environmentally responsible way. The recovery process involves crushing dross waste and extracting the magnesium to leave a residual powder. This process has proven quite successful, yielding better than anticipated metal recovery, which we feed back into our main production process. We have also obtained approval to sell the residual powder, which still has useful magnesium content, as a soil supplement or fertilizer, and we sold approximately 1,500 metric tons in 2015.

MEL Chemicals, Swinton, England.    In 1998, MEL Chemicals identified radioactive scale in mineral buildup that was contaminating pipes, valves and tanks in a redundant ion-exchange plant. The zircon sand used by the operation contains low-level, naturally occurring radioactive material, which had concentrated in the scale. The ion-exchange plant has been assessed, and a disposal route for the contaminated pipes and valves has been identified. We have been advised that leaving the tanks in situ is a safe and suitable option with the area used for storage being isolated, clearly quarantined and declared off-limits to site personnel. We have accrued $0.4 million to cover the costs of the controlled disposal of the pipes and valves and the quarantining of the tanks, all of which will be undertaken during 2016. The disposal and quarantining plans have been formulated following consultation with and the full approval of the U.K. Environment Agency.

MEL Chemicals, Flemington, New Jersey.    We have requested permission to close a disused settling pond at this location and as a pre-condition to this closure, a program of remediation work to remove small amounts of contaminated soil and return the area to commercial land condition has been agreed with the NJDEP. pursuant to the Industrial Site Recovery Act. We are pursuing an agreement with the previous owners to share in remediation costs. In respect of this matter we have accrued $0.4 million.

MEL Chemicals, Flemington, New Jersey.    We have been investigating the presence of dissolved salts in groundwater adjacent to our plant to determine whether it was caused by activity on our site. At this point, we believe that most of the salts are naturally occurring, emanating from the local type of ground rock, and our consultants have submitted a report to the NJDEP for acceptance.

MEL Chemicals, Flemington, New Jersey.    The U.S. E.P.A. and a number of chemical companies are in dispute over the chemical technicalities of the types of chemicals required to be registered under the Toxic Substances Control Act 1976 ("TSCA"). The dispute is over the classification of chemical mixtures. Given we manufacture mixed oxides, we are involved in this matter. We expect the matter to be resolved without any major disruption in our supply chain, but there remains a risk that the dispute escalates to more formal legal proceedings.

Luxfer Magtech, Riverhead, New York.    This site contains a small, redundant laboratory once used for testing chemical decontamination products. It is currently sealed, but, as part of our acquisition due diligence, we determined to have the facility professionally removed and cleansed. We hold a specific provision of $0.2 million for this purpose, and we expect to carry out the work in 2016.

Redditch, England.    In 2000, civil works carried out at the BA Tubes plant in Redditch were undertaken as part of the facility's capital expenditure program. Under the U.K.'s Integrated Pollution Control regime, and at the request of the U.K. Environment Agency, soil samples were taken that revealed significant groundwater contamination. Further investigation suggested that two large trichloroethylene spillages had occurred before we owned the business. In 2008, the site was designated as a "special site" under the contaminated land regime in England and Wales, which makes the U.K. Environment Agency responsible for management and oversight of site assessment and remediation. We have been implementing a long-term improvement plan at the site in line with the action plan for voluntary remediation that we presented to the U.K. Environment Agency. Since 2008, there has been no industrial activity on the Redditch site. As of December 31, 2015, we had a specific provision of $0.6 million to cover future costs that would not be of a capital nature. It is expected that remediation will take several years, but recent sampling appears to indicate that our actions, which included modifying the drainage system and planting large numbers of trees, are having a beneficial effect. On March 11, 2016, we sold our redundant Redditch site to a company that specialises in remediating contaminated land. The sale was with passage of statutory liability for environmental issues to the purchaser, but our protection from future liabilities will depend in part on a pre-arranged insurance policy that only comes into force when the on-site remediation is complete, which is expected to be in 12-15 months' time.

General Issues.    Under the U.S. Superfund Law or similar laws, we may be subject to liability with regard to on-site contamination and off-site waste disposals. The costs and liabilities associated with matters identified above are not currently expected to be material. However, because additional contamination could be discovered or more stringent remediation requirements could be imposed in the future, there can be no assurance that costs and liabilities associated with further environmental investigation and clean-up related to these matters will not be material.

We have made and will continue to make expenditures related to environmental compliance. In 2014, we spent $5.1 million on environmental remediation which included $4.0 million on the removal of sludge and clean-up of related contamination from a large pond at our Flemington, New Jersey facility, which is now completed. In 2015 we spent $0.3 million on environmental remediation.

We estimate that our expenditures on general environmental matters could be approximately $1 million in 2016. These expenditures include finalizing the closure of the Swinton landfill and removing radioactive contamination from a sealed building on the Swinton site. The exact timing of these expenditures is still uncertain, and they may be delayed, reducing the expenditures in 2016 and pushing work into 2017 and later years. Since the magnitude of environmental problems often becomes clearer as remediation is under way, the actual cost of such remediation could be higher than our estimate. The nature of the cost is also difficult to fully ascertain, and we may capitalize some costs because the remediation work enhances the value of the land we own.

We have taken the future estimated environmental remediation expenditures into account in our ongoing financial planning, and we expect to fund expenditures from operating cash we generate. Based on information currently available to us, we do not believe that there are any other environmental liabilities or issues of non-compliance that will have a material adverse effect on our results of operations, financial position or cash flows. Future changes in environmental laws and regulations or other developments could, however, increase environmental expenditures and liabilities, and there can be no assurance that such costs and liabilities in any given year will not be material.

Environmental Management Systems.    Following the completion of the Management Buy-in, we retained independent environmental consultants RPS to design and implement an Environmental Management System ("EMS") for the purpose of monitoring and taking remedial action in respect of issues identified in the course of the Management Buy-in due diligence. This work led to the adoption of a corporate environmental policy and the development of an EMS manual used by all facilities acquired at that time. Subsequent to the original Management Buy-in, all acquired facilities have been the subject of appropriate environmental due diligence.

On all sites, we continued during 2015 to take a proactive approach to environmental issues, and we completed a number of projects to reduce potential environmental impacts of issues identified in previous base-line reviews. We intend to certify all our larger sites as ISO 14001-compliant. As of December 31, 2015, 15 out of 22 sites had achieved this objective.

We report the proportion of our sales that comes from ISO 14001-compliant sites as a non-financial KPI. The figure for 2015 is 88%, which is in line with 2014. The increase in compliant sites has been offset by the full-year contribution from non-compliant sites acquired midway through 2014.

Seasonality

In general, demand for our products is not seasonal. However, we have shutdown periods at most of our manufacturing sites during which we carry out important maintenance work. Shutdowns typically last two weeks in the summer and one to two weeks around the year end holidays, resulting in reduced levels of activity in the second half of the year compared to the first half. Third-quarter and fourth-quarter revenue and operating profit can be affected by our own shutdowns and by shutdowns by various industrial customers. In particular, we have found that our fourth-quarter results are generally lower, since many customers reduce production activity from late November through December. However, less activity in December usually leads to lower levels of working capital and therefore stronger cash flows around year-end. We also operate in various areas that are susceptible to bad weather during winter months, such as Calgary, Canada, and various U.S. eastern states. Bad weather can unexpectedly disrupt production and shipments from our manufacturing facilities, which can lead to reduced sales revenue and operating profits. We also manufacture products used in graphic arts and premium packaging, demand for which increases in the run up to Christmas.

C.    Organizational structure.

The following is a list of significant Luxfer Holdings PLC subsidiaries:

Name of company	Country of incorporation	Proportion of ownership interest
BA Holdings, Inc.*	U.S.	100%
Biggleswick Limited*	England and Wales	100%
Luxfer Group Services Limited*	England and Wales	100%
LGL 1996 Limited*	England and Wales	100%
BAL 1996 Limited*	England and Wales	100%
Hart Metals, Inc.*	U.S.	100%
Lumina Trustee Limited(1)	England and Wales	100%
Luxfer Australia Pty Limited*	Australia	100%
Luxfer Gas Cylinders Limited*	England and Wales	100%
Luxfer Gas Cylinders China Holdings Limited*	England and Wales	100%
Luxfer Gas Cylinders (Shanghai) Co., Limited*	Republic of China	100%
Luxfer Group Limited	England and Wales	100%
Luxfer Group 2000 Limited	England and Wales	100%
Luxfer, Inc.*	U.S.	100%
Luxfer Overseas Holdings Limited*	England and Wales	100%
Magnesium Elektron Limited*	England and Wales	100%
MEL Chemicals, Inc.*	U.S.	100%
Magnesium Elektron North America, Inc.*	U.S.	100%
Magnesium Elektron CZ s.r.o.*	Czech Republic	100%
MEL Chemicals China Limited*	England and Wales	100%
Niagara Metallurgical Products Limited*	Canada	100%
Reade Manufacturing, Inc.*	U.S.	100%
Luxfer Gas Cylinders S.A.S.*	France	100%
Luxfer Canada Limited*	Canada	100%
Luxfer Germany GmbH*	Germany	100%
Luxfer Utah LLC*	U.S.	100%
HyPerComp Engineering Inc.*	U.S.	100%
Luxfer Magtech Inc.*	U.S.	100%

Other Investments:

Name of company	Country of incorporation	Proportion of voting rights and shares held
Nikkei-MEL Co Limited*	Japan	50%
Luxfer Uttam India Private Limited*	India	51%
Dynetek Korea Co Limited*	South Korea	49%
Luxfer Holdings NA, LLC*	U.S.	49%
Sub161 Pty Limited*	Australia	26.4%

Subsidiary undertakings are all held by the Company unless indicated.

*
Held by a subsidiary undertaking.

(1)
Acts as bare trustee in connection with the 2007 share capital reorganization.

D.    Property, plants and equipment.

In 2015, we operated from 22 manufacturing plants in the U.K., U.S., France, Germany, Czech Republic, Canada and China. We also had joint ventures in Japan, South Korea, India and the U.S. Our headquarters are located in Salford, England. Our manufacturing plants for our operations, as of December 31, 2015, are shown in the table below:

Division	Property / Plant	Principal products manufactured	Ownership	Approximate area (square feet)
Elektron
	Swinton, England (3 plants)	Magnesium alloys / Zirconium chemicals	Split Lease / Own	561,264
	Madison, IL	Magnesium sheet	Lease	803,795
	Findlay, OH	Photo-engraving sheet	Own	43,000
	Tamaqua, PA	Magnesium powders	Own	64,304
	Lakehurst, NJ	Magnesium powders	Own	78,926
	Flemington, NJ	Zirconium chemicals	Own	65,000
	Ontario, Canada	Magnesium powders	Lease	16,335
	Litvinov, Czech Republic	Magnesium recycling	Own	62,140
	Riverhead, NY	Magnesium heating pads	Own	75,000
	Cincinnati, OH	Magnesium heating pads	Lease	150,000
Gas Cylinders
	Nottingham, England	Aluminum cylinders	Lease	143,222
	Gerzat, France	Cylinders	Own	327,535
	Calgary, Canada	Composite cylinders	Lease	65,500
	Ratingen, Germany	Composite cylinders	Lease	47,361
	Worcester, England	Aluminum panels	Lease	97,315
	Riverside, CA	Composite cylinders	Lease / Own	125,738
	Graham, NC	Aluminum cylinders	Own	121,509
	Riverside, CA	Aluminum panels	Lease	68,240
	Shanghai, China	Cylinders	Lease	15,383
	Brigham City, UT	Composite cylinders	Lease	29,669

We also have locations in Australia and Italy that are involved in sales and distribution but not in manufacturing, as well as our headquarters in Salford, England. Our headquarters office, which we hold under a short-term lease, is approximately 5,500 square feet.

Utilization of our main production facilities is generally moderate to high across our businesses. We can adjust capacity relatively easily by varying shift patterns and / or manning levels, and we currently have few areas that require major capital investment to add capacity. Our strategic growth projects may require additional capacity over the next three years, depending on the degree to which these projects are successful.

Item 4A.    Unresolved Staff Comments

There are no written comments from the staff of the SEC that remain unresolved as of the date of filing this Annual Report with the SEC.

Item 5.    Operating and Financial Review and Prospects

The following discussion of our financial position and results of operations should be read in conjunction with Item 3.A "Selected Financial Data, "our consolidated financial statements and accompanying notes appearing elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The preparation of our consolidated financial statements required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. See "Note 1—Accounting policies" to our consolidated financial statements included in this Annual Report for additional details on assumptions and estimates. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those identified under "Forward-Looking Statements" and "Risk factors" and other factors discussed in this Annual Report.

Overview

We are a global materials technology company specializing in the design, manufacture and supply of high-performance materials, components and high-pressure gas-containment devices for healthcare, environmental, protection and specialty end-markets. Our company is organized into two reporting divisions, Elektron and Gas Cylinders, which represented 48% and 52%, respectively, of our total revenue in 2015. Our Elektron Division focuses on specialty materials based primarily on magnesium, zirconium and rare earths. We sell our products through two brands, Magnesium Elektron and MEL Chemicals. Our Gas Cylinders Division manufactures and markets specialized products using aluminum, magnesium, carbon composites and steel. We sell our products through two brands, Luxfer Gas Cylinders and Superform. For a description of our products, see Item 4.B "Business Overview." Our customers include both end-users of our products and manufacturers that incorporate our products into their finished goods.

Key Factors Affecting our Results

A number of factors have contributed to our results of operations during recent periods, including the effects of fluctuations in raw material costs, effects of fluctuations in foreign exchange rates, changes in market sector demand, our development of new products, the global nature of our operations, our ability to improve operating efficiencies and costs associated with our retirement benefit arrangements.

Raw material costs

We are exposed to commodity price risks in relation to purchases of our raw materials. Raw materials we use include primary magnesium, rare earth metals and chemical compounds, zircon sand, zirconium oxychloride intermediates and other chemical inputs like soda ash for the Elektron Division and aluminum log and sheet and carbon fiber for the Gas Cylinders Division. Many of these raw materials have been subject to price rises and volatility over the last few years, some of which were substantial. We take certain actions to attempt to manage the impact of fluctuations in the costs of these commodities, including passing commodity prices through to certain customers through increasing prices and surcharges on certain products, entering into forward fixed purchase contracts and engaging in some hedging of aluminum prices. Changes in the costs of raw materials can nevertheless have a significant impact on our results of operations. For more information on the effect of commodity price movements on our results of operations, see "Item 11. Quantitative & Qualitative Disclosure About Market Risk—Effect of Commodity Price Movements on Results of Operations."

Exchange rates

As a result of our international operations, we are subject to risks associated with fluctuations among different foreign currencies. This affects our consolidated financial statements and results of operations in various ways.

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

  ▪
  Our operating subsidiaries make purchases and sales denominated in a number of currencies, including currencies other than their respective functional currencies. To the extent that an entity makes purchases in a currency that appreciates against its functional currency, its cost basis expressed in its functional currency will increase (or decrease if the other currency depreciates against its functional currency). Similarly, for sales in a currency other than the entity's functional currency, its revenues will increase to the extent that the other currency appreciates against the entity's functional currency and decrease to the extent that the currency depreciates against the entity's functional currency. These movements can have a material effect on the gross profit margin of the entity concerned and on our consolidated gross profit margin. We refer to this as the currency transaction risk.

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

The continued strength of GBP sterling against the Euro in 2015 squeezed margins on some sales from our U.K. operations. In 2015, we sold €41.6 million from the U.K. into the Eurozone, and despite the fact that the Euro has recently strengthened against GBP sterling, we are unable to take full advantage of this due to hedges being taken out during 2015 at less favorable exchange rates (these hedges currently cover approximately 45% of 2016 forecast sales in Euros). Gas Cylinders Division, selling mainly aluminum cylinders priced in Euros, is more affected than Elektron. Exports from U.S. business units, largely of composite cylinders, into Europe tend to be priced in U.S. dollars, as most of the competition also prices in dollars. For more information on the effect of currency movement on our results of operations, and how we use foreign currency exchange derivative contracts to hedge this risk, see "Item 11. Quantitative & Qualitative Disclosure About Market Risk—Effect of Currency Movement on Results of Operations." We evaluate our results of operations on both an as-reported basis and a constant translation exchange rate basis. The constant translation exchange rate presentation is not a financial measure under IFRS as issued by the IASB, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations, consistent with how we evaluate our performance. We calculate constant translation exchange rate percentages by converting our prior-period local currency financial results using the current-period foreign currency exchange rates and comparing these adjusted amounts to our current period reported results. This calculation may differ from similarly-titled measures used by others and, accordingly, the constant translation exchange rate presentation is not meant to be a substitution for recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation.

Demand in end-markets

Our sales are driven by demand in the major end-markets for our products, which are environmental technologies, healthcare technologies, protection technologies and specialty technologies.

  ▪
  Healthcare:    We have a long history in the healthcare end-market, and we see this as a major area for the introduction of new technologies. These include lightweight aluminum and composite cylinders for containment of medical and laboratory gases; magnesium powders for pharmaceutical products; magnesium materials for lightweight orthopedic devices; specialized magnesium alloys for cardiovascular stents and implants; and zirconium materials for biomedical and dental implants.

  ▪
  Environmental:    We believe many Luxfer products serve a growing need to improve and safeguard the environment, including our zirconium-based products that clean up automotive and industrial exhausts, purify drinking water, remove heavy metals from wastewater and capture carbon dioxide; our lightweight magnesium alloys used in fuel-efficient aerospace and automotive designs; our lightweight, high-pressure carbon composite AF cylinders that contain clean-burning compressed natural gas; and our specialized cylinders that contain high-purity calibration gases used for environmental monitoring.

  ▪
  Protection:    Luxfer offers a number of products that address principal factors driving growth in this market, such as increasing societal expectations regarding protection of people, equipment and property during conflicts and emergencies. Such products, include magnesium powders for countermeasure flares that defend aircraft against heat-seeking missile attack, life-support cylinders for firefighters and other emergency-service personnel, inflation cylinders for aircraft escape slides and life rafts, fire extinguisher cylinders, and chemical agent detection and decontamination products.

  ▪
  Specialty:    Our core technologies have enabled us to exploit various other niche and specialty markets and applications. Our products include a comprehensive range of graphic arts products, petroleum-production products and high-pressure cylinders for containment of high-purity specialty gases used in the manufacture of microprocessors and other high-technology electronic equipment.

Changes in the dynamics of any of these key end-markets could have a significant effect on our results of operations. For instance, governmental regulation, including government spending and delays in regulatory approvals, as well as decreased prices of substitute products, including falling oil prices, may affect our results of operations in any of these end-markets. See Item 3.D. "Risk factors—Risks Relating to Our Operations—We depend on certain end-markets, including automotive, alternative fuels, self-contained breathing apparatus, aerospace and defense, medical, and printing and paper. An economic downturn or regulatory changes in any of those end-markets could reduce sales, and margins on those sales." and "Risk factors—Risks Relating to Our Operations—Certain of our operations are highly regulated by different agencies that require products to comply with their rules and procedures and can subject our operations to penalties or adversely affect production." For a more detailed discussion of our key end-markets and the factors affecting our results of operations in each market, see Item 4 "Business Overview—Our End-markets."

Product development

Part of our strategy is to increase our focus on high-performance value-added product lines and markets, and every year we make a major investment in product development. In collaboration with universities and our customers, we have developed a steady stream of new products in recent years. In the near-term, we plan to focus on maximizing the potential of the following products that we have already introduced into the market: large AF cylinders for CNG and hydrogen, industrial catalysts using our zirconia-based materials, L7X® higher-pressure medical oxygen cylinders, superplastic magnesium and titanium sheet-based components, extruded magnesium alloy shapes and absorbable or soluble magnesium alloys.

Global operations

We are a global company with operations and customers around the world. In 2015, our sales to Europe (including the U.K.), North America and the rest of the world accounted for 33%, 53% and 14% of our revenues, respectively. Changes in global economic conditions have impacted, and will continue to impact, demand for our products. The recession in 2008 and 2009 had a significant impact on our financial results, even though we remained profitable in each quarter through the recession. Further, our geographic diversity exposes us to a range of risks, such as compliance with different regulatory and legal regimes, exchange controls and regional economic conditions. For more information about potential risks we face, see Item 3.D. "Risk factors—Risks Relating to Our Operations—Our global operations expose us to economic conditions, political risks and specific regulations in the countries in which we operate, which could have a material adverse impact on our results of operations, financial position and cash flows."

We believe, however, that our geographic diversity also allows us to take advantage of opportunities arising in individual countries or regions. As a result of this diversity, demand for our products across sectors in which we operate can vary depending on the economic health and demographic shifts of our geographic markets. These macro factors can have a significant effect on our financial results. For instance, aging populations in the world's developed economies, along with increasing awareness of the importance of good healthcare in emerging markets, are driving an increase in the use of various medical technologies and applications, creating a growth opportunity for us. Economic expansion in developing economies such as Brazil, Russia, India and China has created increased demand in areas such as auto-catalysis chemicals and gas cylinders.

Operating efficiency

Our management seeks to improve long-term profitability and operating efficiencies to maintain our competitive position. These efforts include identifying operations with costs disproportionate to related revenues, especially operations with significant fixed costs that could negatively impact gross profit margin. In the past few years, in part due to the recession in 2008 and 2009, we have taken more aggressive rationalization measures. Initiatives have included automation projects, employee redundancy exercises and undertaking temporary and permanent facility closings. Total charges for rationalization were $21.8 million, $1.7 million and $0.5 million in 2015, 2014 and 2013, respectively.

Retirement benefit arrangements

We operate defined benefit arrangements in the U.K., the U.S. and France. Funding levels are determined by periodic actuarial valuations. Further, we also operate defined contribution plans in the U.K., the U.S. and Australia. Assets of the plans are generally held in separate trustee administered funds. We incur costs related to these retirement benefit arrangements, which can vary from year to year depending on various factors such as interest rates, valuations, regulatory burdens, life expectancy and investment returns. Total charges we incurred for all retirement benefit arrangements were $8.9 million, $9.3 million and $11.9 million in 2015, 2014 and 2013, respectively.

Key Line Items

Revenue

We generate revenue through sales of products that we have developed and manufactured for our customers. The main products that we sell are magnesium alloy powders, ingot, bar, extruded product, rolled plates and thin sheets, engraving plates, zirconium compounds in powder form, various forms of aluminum and carbon composite gas cylinders and superplastically-formed parts pressed using our vacuum pressing technology. We also generate revenue from designing and manufacturing special tools used with our superform presses to make formed parts and from recycling magnesium alloy scrap for customers, along with sales of scrapped aluminum arising from the manufacture of gas cylinders. In general, for our magnesium and zirconium products, we charge our customers by weight sold, while for our gas cylinder and Superform products, we charge our customers by units and parts sold. For a description of our products, see Item 4.B "Business Overview."

Cost of sales

Our cost of sales primarily consists of a complex set of materials, energy, water and steam, direct shop-floor labor costs, supervisory management costs at our manufacturing facilities, engineering and maintenance costs, depreciation of property, plant and equipment, factory rents, security costs, property taxes and factory consumables, including machinery oils and protective equipment for employees. For a description of raw materials we use, see "—Key Factors Affecting Our Results—Raw material costs" and Item 4.B "Business Overview—Suppliers and Raw Materials."

Distribution costs

As a global business, we transport and deliver our products to customers around the world. While some customers pay for their own transport, we can organize transportation through third parties. These distribution costs are recovered in the product price included in our revenue.

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

Restructuring and other income / (expense)

Our restructuring and other income (expense) primarily consist of items of income and expense, which, because of their infrequent nature, merit separate presentation. In the past, these expenses have included costs related to redundancies, restructuring of manufacturing operations, demolition and environmental remediation, among others.

Other income / (expense)

Other income / (expense) consists of costs related to corporate finance activities, including business acquisitions, disposals such as the sale of intellectual property and financing income and costs. Our finance costs consist of interest costs representing amounts accrued and paid on the outstanding balances under our indebtedness.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB and the accounting policies that we use are set out under the heading "Note 1—Accounting policies" to our consolidated financial statements. In applying these policies, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as well as our results of operation. The actual outcome could differ from these estimates. Some of these policies require a high level of judgment, either because they are especially subjective or complex. We believe that the most critical accounting policies and significant areas of judgment and estimation are with respect to impairment of goodwill, intangible assets and property, plant and equipment, retirement benefits and fair values of financial instruments.

Impairment of goodwill, intangible assets and property, plant and equipment

Under IFRS as issued by the IASB, goodwill is held at cost and tested annually for impairment, or more frequently if events or changes in circumstances indicate the carrying amount of the asset might be impaired. Tests for impairment are based on discounted cash flow projections, which require us to estimate both future cash flows and an appropriate discount rate. Such estimates are inherently subjective.

For intangible assets and property, plant and equipment, we assess whether there is any indication that an asset may be impaired at each balance sheet date, or more frequently if events or changes in circumstances indicate the carrying amount of the asset might be impaired. If such an indication exists, we estimate the recoverable amount of the asset and charge any impairment directly to the income statement. The process of reviewing and calculating impairments of fixed assets necessarily involves certain assumptions. It requires the preparation of cash flow forecasts for a particular set of assets, known as "cash generating units." These forecasts are based on, among other things, our current expectations regarding future industry conditions, our own operational plans and assumptions about the future revenues and costs of the unit under review. Accordingly, there can be no certainty that the cash flow forecasts are correct. Current turmoil in many financial and industrial markets will make this type of analysis far more difficult to perform and therefore subject to a greater risk of error.

After acquiring Dynetek at the end of 2012, and Vexxel Composites LLC in early 2014, we had AF manufacturing facilities in Canada, Germany and Utah, in addition to our original facility in California. When the AF market became depressed, partly as a result of collapsing oil prices in the second half of 2014, our AF business became loss-making. Since the outlook for the sector was far from clear, we decided to rationalize our AF facilities and concentrate manufacturing in Canada and California. The German and Utah manufacturing plants were closed in 2015. This rationalization resulted in impairments of goodwill of $3.7 million, and property, plant and equipment of $1.7 million.

Further analysis was performed to assess whether the remaining goodwill, intangible assets and property, plant and equipment in our consolidated balance sheet were impaired as at December 31, 2015, and it was concluded that no impairment had taken place, based on the commercial information available and applying a discount rate of 11.4%, which represents an estimate.

Post-employment benefits

We account for the pension costs relating to our retirement plans under IAS 19R "Employee Benefits." In applying IAS 19R, we have adopted the option of recognizing actuarial gains and losses in full through reserves. In all cases, the pension costs are assessed in accordance with the advice of independent qualified actuaries, but require the exercise of significant judgment in relation to assumptions for future salary and pension increases, long-term price inflation and investment returns. The most sensitive assumption is the long-term discount rate used to discount the retirement benefit obligations.

Deferred income taxes

Deferred income tax assets are recognized for unabsorbed tax losses and unutilized capital allowances to the extent that it is probable that taxable profit will be available against which the losses and capital allowances can be utilized. Judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

Inventories obsolescence and inventories write down

Inventories are stated at the lower of cost and net realizable value. Inventories are reviewed on a regular basis, and we will make allowance for excess or obsolete inventories and write down to net realizable value based primarily on committed sales prices and our estimates of expected and future product demand and related pricing.

Other significant accounting policies

Other significant accounting policies not involving the same levels of measurement uncertainties as those discussed above are nevertheless important to an understanding of our consolidated financial statements. Policies related to financial instruments, the characterization of operating and finance leases and consolidation policy require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. Certain of these matters are among topics currently under re-examination by accounting bodies and regulators. Although no specific conclusions reached by these standard setters appear likely to cause a material change in our accounting policies, we cannot predict outcomes with confidence.

Recent Accounting Pronouncements

See "Note 1—Accounting policies" to our consolidated financial statements for a description of other recent accounting pronouncements, including the respective dates of effectiveness and effects on our results of operations.

A.    Operating results.

Results of Operations for the Years Ended December 31, 2015, 2014 and 2013

The table below summarizes our consolidated results of operations for the years ended December 31, 2015, 2014 and 2013, both in U.S. dollars and as a percentage of total revenue. For more detailed segment information, see "Note 2—Revenue and segmental analysis" to our consolidated financial statements included elsewhere in this Annual Report.

	Year Ended December 31,
	2015		2014		2013
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in $ million)	(%)	(in $ million)	(%)	(in $ million)	(%)
Revenue	$460.3	100.0%	$489.5	100.0%	$481.3	100.0%
Cost of sales	(356.3)	(77.4)%	(376.6)	(76.9)%	(363.5)	(75.5)%

Gross profit	104.0	22.6%	112.9	23.1%	117.8	24.5%
Distribution costs	(7.9)	(1.7)%	(8.1)	(1.7)%	(6.5)	(1.4)%
Administrative expenses	(52.6)	(11.4)%	(59.7)	(12.2)%	(52.2)	(10.8)%
Share of results of joint ventures and associates	(1.2)	(0.3)%	(0.3)	(0.1)%	0.1	0.0%

Trading profit(1)	$42.3	9.2%	$44.8	9.1%	$59.2	12.3%
Changes to U.K. defined benefit pension plan	18.0	3.9%	—	—	—	—
Restructuring and other expense(2)	(22.4)	(4.9)%	(3.9)	(0.8)%	(2.7)	(0.6)%

Operating profit	$37.9	8.2%	$40.9	8.3%	$56.5	11.7%
Other income / (expense):
Acquisition and disposal costs(2)	(2.0)	(0.4)%	4.5	0.9%	(0.1)	(0.0)%
Finance income:
Interest received	0.5	0.1%	0.5	0.1%	0.3	0.0%
Finance costs:
Interest costs	(7.4)	(1.6)%	(6.6)	(1.3)%	(6.2)	(1.3)%
IAS 19R retirement benefits finance charge	(3.0)	(0.6)%	(2.7)	(0.6)%	(3.8)	(0.8)%
Unwind of discount on deferred contingent consideration from acquisitions	(0.4)	(0.1)%	(0.3)	(0.1)%	—	—

Profit on operations before taxation	$25.6	5.6%	$36.3	7.3%	$46.7	9.6%
Tax expense	(9.5)	(2.1)%	(7.1)	(1.4)%	(12.6)	(2.6)%

Net income for the year	$16.1	3.5%	$29.2	5.9%	$34.1	7.0%

Non-GAAP measures:
Adjusted EBITDA(3)	$62.2	13.5%	$64.8	13.2%	$76.6	15.9%

Adjusted net income for the year(4)	$29.5	6.4%	$30.9	6.3%	$39.8	8.3%

(1)
Trading profit is defined as operating profit or loss before changes to U.K. defined benefit pension plan and restructuring and other expense. For the purposes of our divisional segmental analysis, IFRS 8 requires the use of "segment profit" performance measures that is used by our chief operating decision maker. Trading profit is the "segment profit" measure used by our chief operating decision maker for divisional segmental analysis. See "Note 2—Revenue and segmental analysis" in our consolidated financial statements included elsewhere in this Annual Report.

(2)
For further information, see "Note 5—Other income / (expense) items" in our consolidated financial statements included elsewhere in this Annual Report and footnote (2) of Item 3.A. ("Selected financial data") of this Annual Report.

(3)
Adjusted EBITDA is a non-GAAP financial measure and is defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charges and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, changes to U.K. defined benefit pension plan, restructuring and other expense, other share based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment. See footnote (8) of Item 3.A. ("Selected financial data") of this Annual Report for a reconciliation to net income.

(4)
Adjusted net income is a non-GAAP financial measure and consists of net income adjusted for the post-tax impact of non-trading items, including IAS 19R retirement benefits finance charge, certain accounting charges relating to acquisitions and disposals of businesses (comprising other income / (expense) from acquisitions and disposals of businesses, the unwind of the discount on deferred contingent consideration from acquisitions and the amortization on acquired intangibles), changes to U.K. defined benefit pension plan, restructuring and other expense, and other share based compensation charges. See footnote (8) of Item 3.A. ("Selected financial data") of this Annual Report for a reconciliation to net income.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenue.    Our revenue from continuing operations was $460.3 million in 2015, a decrease of $29.2 million from $489.5 million in 2014. Compared to 2014, revenue reflected a $24.6 million loss from less-favorable average translation exchange rates and from the absence of rare earth surcharges to zirconium customers that our Elektron Division previously used to recover the increased cost of rare earths (2014: $2.2 million). In 2015, $15.1 million of additional revenue was attributable to the effect of a full twelve months of revenue from acquisitions made midway through 2014. Thus, underlying revenue, net of the effect of acquisitions in 2014, rare earth surcharges and exchange rate translation, fell by $17.5 million. Reasons for the revenue change are discussed in detail by division, but in general, we saw lower demand for our aluminum cylinders both in Europe and the U.S. We did, however, enjoy much higher sales demand in the U.S. SCBA market, stimulated by a replacement cycle of older SCBA kits used by U.S. fire departments. This cycle had been expected to improve demand in 2014, but it had been forestalled by unexpected delays in regulatory approvals of our customers' breathing apparatus kits. Sales of our high-performance magnesium alloys declined in 2015, as a result of U.S. defense spending cuts impacting military sales, and the low oil price detrimentally affecting the commercial helicopter market, especially demand for helicopters used to transport workers to and from offshore rigs. Our auto-catalysis zirconium chemicals generated less revenue in 2015 due to increased competitive pressures, and later in the year we launched a legal action against a competitor for what we believe to be patent infringement. Weak demand for AF products continued into 2015 as lower oil prices lessened short-term economic benefits of using natural gas and reduced investment in new CNG projects. Revenues generated from these AF products were particularly low in Europe; however, our North American facilities performed well in this market in 2015, winning market share through new product innovations. In magnesium markets, we saw an improvement in sales of military powders following a particularly low 2014, and we achieved the first sales of our new SoluMag® alloy into the oil and gas industry.

Analysis of revenue variances from 2014 to 2015 for continuing operations

	Elektron	Gas Cylinders	Group
	(in $ million)
2014 revenue—as reported under IFRS	$230.6	$258.9	$489.5
FX translation impact—on non-U.S. operating results	$(9.8)	$(14.8)	$(24.6)
Trading variances for underlying operations—2015 v 2014	$(12.5)	$(5.0)	$(17.5)
Full year effect of acquisitions in 2014	$15.1	—	$15.1
Rare earth surcharge variance	$(2.2)	—	$(2.2)

2015 revenue—as reported under IFRS	$221.2	$239.1	$460.3

The above table shows the change in each division's revenue between 2015 and 2014. It separates the impact of changes in average exchange rates on non-U.S. operations when translated into U.S. dollar consolidated results, the impact of receiving a full twelve months revenue from acquisitions purchased midway through 2014 and the impact of the rare earth surcharge that we introduced in late 2010 to offset the effect of a substantial increase in the cost of rare earth chemicals. The total rare earth surcharge levied in 2015 was $nil, compared to $2.2 million in 2014.

We have separated out the impact of changes in the rare earth surcharge, because in 2011 and 2012, it represented a material element of the Elektron Division's revenue that was not indicative of the underlying performance of the Group and division. For consistency, in 2013 and 2014, we continued to report the surcharge changes separately, although they have fallen significantly due to falling rare earth costs. The following discussion provides an explanation of our changes in revenue by division.

  Elektron Division

Elektron Division revenue was $221.2 million in 2015, a decrease of $9.4 million from $230.6 million in 2014. Excluding the $9.8 million adverse translation exchange rate impact on revenue, the revenue changes relating to the rare earth surcharge ($nil in 2015 and $2.2 million in 2014) and the $15.1 million in revenue arising from the full twelve months result from Luxfer Magtech, the underlying revenue, at constant translation exchange rates, was $12.5 million, or 5.4%, lower than in 2014. Across the division, sales volumes were down in both magnesium and zirconium operations.

The reduction in magnesium demand was driven primarily by lower recycling volume at our Czech Republic operation caused by a customer deciding not to recycle scrap with third parties. Volumes were also lower for our high-performance alloys that are used extensively on military and commercial helicopters, with reduced U.S. defense spending impacting military sales and the low oil price affecting commercial volumes. Demand was also lower, to a lesser extent, for magnesium extrusions and commercial magnesium powders but remained stable in the photo-engraving and other sheet markets. Demand for magnesium powders for military countermeasure flares increased in 2015 from a low base in 2014 that resulted from defense cutbacks and various customer supply chain disruptions. In 2015, we successfully launched our new SoluMag® alloy, a soluble material for down-well applications in the oil and gas industry.

In our zirconium operations, increased competitive pressures significantly affected volumes of auto-catalysis products, which led us to take legal action against a competitor for what we believe to be a breach of our patent-protected intellectual property. The effect of this was compounded by some sales price reductions on certain zirconium products in response to increased competition.

  Gas Cylinders Division

Gas Cylinders Division revenue was $239.1 million in 2015, a decrease of $19.8 million from $258.9 million in 2014. Excluding a $14.8 million adverse impact on revenue attributable to exchange rate translation, the underlying revenue, at constant translation exchange rates, was $253.9 million, or 1.9%, lower than in 2014.

Sales volumes of our aluminum cylinders decreased by 3.7% in 2015, with higher demand in the U.S. for our medical cylinders offset by a reduction in sales in Europe across a range of markets.

Sales volumes of our composite cylinders increased by 3.9% in 2015 compared to 2014, though revenue was down 9.7% as a result of reduced sales of large CNG cylinders and transportation modules by our German AF operation. Increased competitive pressures and falling oil prices made the switch to CNG as a fuel less economically attractive and significantly impacted sales of CNG transportation modules. Rapid growth in the AF market in prior years attracted increased competition, which we believe led to excess production capacity and lower prices, particularly as suppliers invested in capacity for anticipated longer-term increases in demand. It is pleasing to note, however, that our North American business saw significant growth compared to 2014, winning market share by introducing lighter-weight Type 3 cylinders, successfully launching our Type 4 cylinders range and expanding our hydrogen product offerings. Sales of composite life-support cylinders, used in SCBA by emergency services, were significantly up on 2014 for two primary reasons: regulatory delays in approvals of SCBA kits in the U.S. were finally resolved, and U.S. end-market demand increased as fire departments replaced older SCBA kits.

Superform sales decreased by 0.6% in 2015 compared to 2014 due to lower tooling revenues, but forming sales improved with a larger number of customer projects moving from development phase to commercial production. Aerospace demand remained strong in North America.

  Luxfer Group

Cost of sales.    Our cost of sales was $356.3 million in 2015, a decrease of $20.3 million from $376.6 million in 2014. Excluding an exchange rate translation gain of $19.2 million on cost of sales of non-U.S. operations, our cost of sales at constant translation exchange rates decreased by $1.1 million, or 0.3%, from 2014.

Gross profit.    Gross profit was $104.0 million in 2015, a decrease of $8.9 million from $112.9 million in 2014, the fall being mainly a result of weaker exchange rates. Overall gross profit margin was relatively stable with a decrease to 22.6% in 2015 from 23.1% in 2014. This was the result of adverse foreign exchange transaction movements and a slightly weaker sales mix, with fewer higher margin products being sold.

Distribution costs.    Distribution costs were $7.9 million in 2015, a decrease of $0.2 million from $8.1 million in 2014. There was an exchange rate translation gain on distribution costs from non-U.S. operations of $0.6 million, and the underlying movement in distribution costs at constant translation exchange rates was an increase of $0.4 million, or 4.9%, reflecting increased levels of exports from the U.K. to the U.S., which more than offset the lower sales activity in 2015.

Administrative expenses.    Our administrative expenses were $52.6 million in 2015, a decrease of $7.1 million, or 11.9%, from $59.7 million in 2014. There was an exchange rate translation gain on administrative expenses from our non-U.S. operations of $3.0 million. The underlying decrease in administrative costs of $4.1 million was due to the impact of a Group wide initiative to reduce fixed costs, and some impact from lower share based compensation charges.

Share of results of joint ventures and associates.    We have a number of joint venture operations and an associate, the most active being in India and the U.S. In 2013, we entered into a new joint venture agreement to establish a manufacturing facility to produce gas transportation modules in the U.S. These joint ventures have been accounted for using the equity method, as the partners have a contractual agreement that establishes joint control over the economic activities of the entities. In 2015, we invested in an associate (Sub161 Pty Limited), which is also accounted for using the equity method. In 2015, a loss of $1.2 million was attributable to joint ventures and associates, compared to a loss of $0.3 million in 2014. However, we also received interest income from the U.S. joint venture in 2015 of $0.3 million, which under IFRS would be recognized below operating and trading profit, offsetting the loss recognized in operating profit, when calculating net profits after tax for the joint venture.

Operating and trading profit.    Our operating profit was $37.9 million in 2015, a decrease of $3.0 million, or 7.3%, from $40.9 million in 2014. Our trading profit was $42.3 million in 2015, a decrease of $2.5 million, or 5.6%, from $44.8 million in 2014.

 Analysis of trading profit and operating profit variances from 2014 to 2015 for continuing operations

	Elektron Trading Profit	Gas Cylinders Trading Profit	Group Trading Profit	Changes to U.K. Defined Benefit Pension Plan	Restructuring and Other Expense	Group Operating Profit
	(in $ million)
2014—as reported under IFRS	$38.9	$5.9	$44.8	—	$(3.9)	$40.9
FX translation impact—on non-U.S. operating results	(1.2)	0.4	(0.8)	—	0.1	(0.7)

2014—adjusted for FX translation	37.7	6.3	44.0	—	(3.8)	40.2
Trading variances for underlying operations—2014 v 2015	(4.0)	2.3	(1.7)	18.0	(18.6)	(2.3)

2015—as reported under IFRS	$33.7	$8.6	$42.3	$18.0	$(22.4)	$37.9

The above table shows the change in each division's trading profit, the Group trading profit and the Group operating profit between 2014 and 2015. The table also provides a reconciliation of the Group trading profit to the Group operating profit. The table separates the impact of changes in average exchange rates on non-U.S. operations when translated into U.S. dollar consolidated results.

Translating our non-U.S. operations into U.S. dollars resulted in an exchange rate translation loss of $0.8 million in our trading profit and $0.7 million in operating profit in 2015. This decrease represented 1.8% and 1.7% of the change in trading profit and operating profit, respectively, from 2014. The results were also negatively impacted by less favorable transaction exchange rates, which reduced trading and operating profit by $2.0 million. At constant exchange rates, our trading profit increased by $0.3 million, or 0.7%, and our operating profit decreased by $0.3 million, or 0.8%, in 2015.

Trading profit variances in the Elektron Division were adverse by $4.0 million, or 10.3%, compared to 2014; however, Gas Cylinder Divisions' trading variances were favorable by $2.3 million, or 39.0%. These trading variances are explained by division in more detail below. The full year benefit of businesses acquired in 2014 was $2.4 million. The fall in sales volumes and changes in the mix of sales of the remaining businesses, reduced trading profit by $13.5 million in the year.

In addition to the exchange rate, business acquisitions and sales variances, we had a number of cost changes that together increased trading profit by a net $11.1 million in 2015. The main reasons for these changes were as follows:

  ▪
  Employment and other costs have decreased by a net $6.9 million in 2015, driven by initiatives across the Group to reduce fixed costs.

  ▪
  Net of sales price changes, we benefited from savings in raw material and other direct costs of $2.7 million.

  ▪
  Share-based compensation charges decreased by $0.3 million from $1.6 million in 2014 to $1.3 million in 2015, primarily due to recent share price performance.

  ▪
  In 2014, we recognized an impairment charge of $2.0 million against a trade receivable from a customer in the AF market.

  ▪
  Depreciation costs increased by $0.5 million due to investments in property, plant and equipment.

Operating profit was also impacted by several other non-trading items as follows:

  ▪
  Due to a closure of the Luxfer Group Pension Plan in the U.K. to future accrual of benefits (effective April 5, 2016), we recognized a non-cash curtailment gain of $3.3 million in respect of the closure of the plan to future accrual and a non-cash past service gain of $14.9 million in respect of the change in expected future pension increases in payment, net of advisory costs of $0.2 million.

  ▪
  The restructuring and other expense charge increased from $3.9 million in 2014 to $22.4 million in 2015, driven primarily by restructuring activity in the Gas Cylinders Division implemented to eliminate trading losses caused by the downturn in the CNG-AF market following the oil price collapse.

The segment trading profit results by division are explained in more detail below:

  Elektron Division

Elektron Division trading profit of $33.7 million in 2015 was a decrease of $5.2 million from $38.9 million in 2014. Changes in exchange rates used to translate segment trading profit into U.S. dollars led to a $1.2 million translation loss in 2015. Less-favorable transaction rates reduced profits by $2.1 million, and profits at constant translation exchange rates therefore decreased by $1.9 million, or 4.9%.

The benefit of the additional seven months ownership of Luxfer Magtech added $2.2 million to trading profit. There was an adverse variance of $9.8 million in 2015 due to changes in sales volumes and mix across the division. A $1.4 million favorable variance resulted from reduced raw material costs, net of reduced selling prices on our zirconium products.

Employment and other costs decreased by a net $4.8 million, driven by cost-saving activities initiated in 2015. The depreciation charge increased by $0.5 million due to increased investment in property, plant and equipment across the division.

  Gas Cylinders Division

Gas Cylinders Division trading profit of $8.6 million in 2015 was an increase of $2.7 million from $5.9 million in 2014. Changes in exchange rates used to translate segment trading profit into U.S. dollars led to a $0.4 million translation gain in 2015. We also benefitted from transaction exchange rates by $0.1 million. Profits at constant exchange rates therefore increased by $2.2 million or 37.3%.

Sales of aluminum cylinders fell across all markets other than medical. Composite cylinder unit sales increased, though revenue fell due to reduced sales of large CNG cylinders and transportation modules by our German AF operation. Volume and mix variances had a total negative impact of $3.7 million compared to 2014. Material costs and sales prices offset this in part, being favorable by $3.3 million. Luxfer Utah, acquired in 2014, benefited the division by $0.2 million in 2015 due to a full year of ownership and improved underlying performance.

Savings of $2.4 million in employment and other costs were achieved in 2015, through reducing administrative headcount and various efficiency improvement projects. The depreciation charge was equal to that of 2014.

  Luxfer Group

Restructuring and other income / (expense).    In 2015, $22.4 million was charged to restructuring and other expense (2014: $3.9 million). We incurred rationalization costs of $21.8 million in the Gas Cylinders Division as we continued to restructure the division following the downturn in the AF market. In addition, we incurred $0.5 million of costs in our Elektron Division related to patent infringement litigation against a competitor. There was also a charge of $0.1 million to the income statement under IFRS 2 related to share options granted as part of the I.P.O.

In 2014, there was a $3.9 million charge to restructuring and other expense. We incurred rationalization costs of $1.1 million in the Gas Cylinders Division and $0.6 million in the Elektron Division. In addition, we incurred $2.0 million of unanticipated costs in our Elektron Division because of environmental costs needed to remediate an effluent pond contaminated with low-level radioactive material. There was also a charge of $0.2 million to the income statement under IFRS 2 related to share options granted as part of the I.P.O.

Changes to U.K. defined benefit pension plan.    Due to the closure of the U.K. defined benefit pension plan to future accrual, and a move to CPI as opposed to RPI for the purpose of increasing pensions in payment, we recognized a credit to the income statement of $18.0 million in 2015. This credit consisted of a non-cash curtailment gain of $3.3 million in respect of the closure of the plan to future accrual and a non-cash past service gain of $14.9 million in respect of the change in expected future pension increases in payment, net of advisory costs of $0.2 million.

Net acquisition and disposal costs.    In 2015, we incurred a non-operating charge of $2.0 million compared to a $4.5 million credit in 2014. Of the charge in 2015, $1.8 million related to two approaches to acquire the company. Neither of these approaches resulted in an executable offer that could be put to shareholders. The balance of $0.2 million being incurred due to the investment in Sub161 Pty Limited. In 2014, we incurred $1.5 million of costs for the acquisition of Luxfer Magtech (attributable to the Elektron Division) and $0.3 million for the acquisition of Luxfer Utah (attributable to the Gas Cylinders Division). In 2014, a credit of $6.3 million was recognized in the income statement in relation to the remeasurement of deferred contingent consideration arising from acquisitions. Of the $6.3 million, $4.8 million related to the Elektron Division and $1.5 million related to the Gas Cylinders Division.

Finance income—interest received.    Interest received was $0.5 million in 2015 equal to the amount received in 2014. Interest received in 2015 included $0.3 million in respect of funding provided to our U.S. joint venture Luxfer-GTM Technologies and $0.2 million generated by placing surplus cash on short-term deposit (equal to $0.2 million in 2014).

Finance costs—interest costs.    We incurred $7.4 million of interest costs in 2015, up from $6.6 million in 2014. Costs were higher as a result of a full year of the increased drawdown of facilities in order to fund the Luxfer Magtech acquisition at the end of July 2014. The finance costs we incurred in 2015 included $6.5 million of interest payable on our current financing facilities and $0.9 million of amortization relating to finance costs.

The finance costs we incurred in 2014 included $5.2 million of interest payable on our current financing facilities and $1.4 million of amortization relating to finance costs.

Finance costs—IAS 19R retirement benefits finance charge.    The charge under IAS 19R in relation to our retirement benefit deficits was $3.0 million in 2015, an increase from $2.7 million in 2014, as a result of the deficit being higher for the majority of 2015 than it was for 2014.

Finance costs—unwind of discount on deferred contingent consideration from acquisitions.    In 2015, there was a $0.4 million charge in relation to the unwind of discount on the deferred contingent consideration that arose from the acquisitions of Luxfer Utah and Luxfer Magtech in 2014.

Taxation.    In 2015, our tax expense was $9.5 million on profit before tax of $25.6 million. The statutory effective tax rate was 37.1% on the profit before tax. Of the charge of $9.5 million, $6.1 million (23.8% effective rate) related to current tax payable and $3.4 million (13.3% effective rate) was a deferred income tax charge. In 2014, our tax expense was $7.1 million on profit before tax of $36.3 million. The statutory effective tax rate was 19.6% on the profit before tax. Of the charge of $7.1 million, all (19.6% effective rate) related to current tax payable and $nil (nil% effective rate) was a deferred income tax charge. In recent years our statutory effective tax rate has been distorted by various non-trading items. The statutory effective tax rate for 2015 increased to 37.1%, primarily because nearly all of the $21.8 million of restructuring costs in the Gas Cylinder Division did not lead to a tax credit due to losses in AF operations. The effective rate in 2014 was distorted by non-taxable gains in the income statement of $6.3 million due to the remeasurement of deferred contingent consideration relating to the acquisitions in the year. The effective rate excluding the distortion of these losses and gains was 22.6% in 2015 compared to 23.7% in 2014.

Net income for the financial year.    Net income for the year was $16.1 million compared to $29.2 million in 2014, which was primarily the result of the fall in operating profits of the Elektron Division.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue.    Our revenue from continuing operations was $489.5 million in 2014, an increase of $8.2 million from $481.3 million in 2013. Compared to 2013, revenue reflected a $4.3 million gain from more favorable average translation exchange rates and a $6.2 million reduction from rare earth surcharges to zirconium customers that our Elektron Division used to recover the increased price of rare earths. $17.0 million of 2014 revenue was attributable to acquisitions made in the year. Thus, underlying revenue, net of the effect of acquisitions in 2014, rare earth surcharges and exchange rate translation, fell by $6.9 million. Reasons for the revenue change are discussed in detail by division, but in general, European demand for our products was weaker, particularly in markets supplying automotive manufacturers. In the U.S., we encountered lower sales demand in the SCBA market as a result of unexpected delays in regulatory approval of our customers' breathing apparatus kits due largely to delays in government testing. Demand for military countermeasure flares was also lower. Globally, AF markets, where we already had faced weaker demand due to increased competitive pressures, continued to face increased competition, and were adversely impacted by lower oil prices during the second half of 2014 as it reduced economic benefits of using natural gas in the short term, which weakened demand for our CNG cylinders. Some markets performed better, including aerospace and magnesium recycling, and overall Superform performance improved. In zirconium markets, we experienced increased sales in sorption and industrial catalysis products.

Analysis of revenue variances from 2013 to 2014 for continuing operations

	Elektron	Gas Cylinders	Group
	(in $ million)
2013 revenue—as reported under IFRS	$219.7	$261.6	$481.3
FX translation impact—on non-U.S. operating results	2.4	1.9	4.3
Trading variances for underlying operations—2014 v 2013	—	(6.9)	(6.9)
Acquisitions in 2014	14.7	2.3	17.0
Rare earth surcharge variance	(6.2)	—	(6.2)

2014 revenue—as reported under IFRS	$230.6	$258.9	$489.5

The above table shows the change in each division's revenue between 2014 and 2013. It separates the impact of changes in average exchange rates on non-U.S. operations when translated into U.S. dollar consolidated results, the impact of acquisitions in 2014 and the impact of the rare earth surcharge that we introduced in late 2010 to offset the effect of a substantial increase in the price of rare earth chemicals. The total rare earth surcharge levied in 2014 was $2.2 million, compared to $8.4 million in 2013.

We have separated out the impact of changes in the rare earth surcharge, because in 2011 and 2012, it represented a material element of the Elektron Division's revenue that was not indicative of the underlying performance of the Group and division. For consistency, in 2013 and 2014, we continued to report the surcharge changes separately, although they have fallen significantly due to falling rare earth prices. The following discussion provides an explanation of our changes in revenue by division.

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

Revenue from our magnesium operations increased as compared to 2013 in part due to the contribution of Luxfer Magtech, which was acquired in July 2014. We also benefited from improved sales of high-performance aerospace alloys, lower margin commercial alloys and photo-engraving products, as well as from our recycling operations. Trading conditions in the European auto-catalysis market remained challenging in 2014 due to increased competition and weakness in the European automotive market, but the rare earth price spike, which brought severe competitive challenges, receded. Our zirconium business made good progress in other developmental markets, posting larger sales for industrial catalysts (due in part to major sales in the first quarter) and sorption products.

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

Sales volumes of our aluminum gas cylinders decreased by 1% in 2014. However, sales revenue from these products increased by 4% because stronger demand for our beverage, fire and medical cylinders offset weaker demand for specialty gas cylinders.

Sales volumes of our composite cylinders decreased by 3% in 2014 compared to 2013, but revenue was down 12% as a result of a significant change in product sales mix (involving sizes and types of cylinder). This decrease resulted from a number of regulatory, competitive and economic factors. Sales of composite life-support cylinders, used in SCBA by emergency services, suffered from unexpected regulatory delays in approvals of SCBA kits in the U.S., with some approvals only being completed late in 2014. This contributed to under-utilization of our production capacity, which we had increased in expectation from our customers of rising demand. It also led to excess inventories. We also experienced weaker demand in the U.S. and Europe for our AF composite cylinders due to ongoing competitive pressures and, later in the year, impact from falling oil prices, which made the switch to using CNG as a fuel less attractive economically. Rapid growth in the AF market in prior years attracted increased competition, which we believe led to excess production capacity in 2014 and reduced prices, particularly as suppliers invested in capacity for anticipated longer-term increases in demand. In particular, AF sales and margins suffered as a result of weakened demand for CNG buses in Europe. Although we re-invigorated sales and marketing efforts, won new customers globally and improved our large AF product offerings, competing in this relatively new sector came with start-up costs and a higher-than-usual degree of risk. Disappointingly, one customer suffered delays in their major virtual pipeline project and therefore encountered financial difficulties. This led to a delay in their remaining payments on the purchase of AF modules and in turn an impairment of their trade receivable of $8.5 million to an estimated recoverable amount of $6.5 million in our year-end consolidated balance sheet. The European medical market was also weaker, reflecting downside pressure on demand due to government funding restraints and customers seeking to reduce costs through better utilization of existing cylinder assets.

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

Gross profit.    Gross profit was $112.9 million in 2014, a decrease of $4.9 million from $117.8 million in 2013. Overall gross profit margin was relatively stable with a decrease to 23.1% in 2014 from 24.5% in 2013. This was the result of a weaker sales mix, with fewer higher margin products being sold.

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

Share of results of joint ventures.    We have a number of joint venture operations, the most active being in India and the U.S. In 2013, we entered into a new joint venture agreement to establish a manufacturing facility to produce gas transportation modules in the U.S. These joint ventures have been accounted for using the equity method, as the partners have a contractual agreement that establishes joint control over the economic activities of the entities. In 2014, there was a loss of $0.3 million attributable to the joint ventures, compared to a profit of $0.1 million in 2013. However, we also received interest income from the U.S. joint venture in 2014 of $0.3 million, which under IFRS is recognized below operating and trading profit, but would offset the loss recognized in operating profit, when calculating net profits after tax for the joint venture.

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
	(in $ million)
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

Translating our non-U.S. operations into U.S. dollars resulted in an exchange rate translation gain in both our trading profit and operating profit of $0.9 million in 2014. This increase represented 1.5% and 1.6% of the change in trading profit and operating profit, respectively, from 2013. At constant translation exchange rates, our trading profit decreased by $15.3 million, or 25.5%, and our operating profit decreased by $16.5 million, or 28.7%, in 2014.

Both our divisions had a fall in trading and operating profits and their trading variances are explained below, by division in more detail. The newly acquired businesses added $1.7 million of trading and operating profit, which includes a profit from Luxfer Magtech that was offset by a loss from Luxfer Utah, which was not commissioned for production until the fourth quarter of 2014. The fall in sales volumes and changes in the mix of sales of the remaining businesses, along with sales price changes, reduced profit by $10.0 million in the year. We also incurred a $3.1 million charge in relation to the write down in inventories and receivables in our AF business, as further explained under the revenue analysis for the Gas Cylinders Division.

We had a number of cost changes that together reduced trading profit and operating profit by a net $3.7 million and $4.9 million, respectively, in 2014. The main reasons for these changes were as follows:

  ▪
  The overall impact of foreign exchange transaction rates on sales and purchases was a charge of $0.2 million, net of the benefit of utilizing foreign currency exchange derivative contracts.

  ▪
  Employment and other costs have increased by a net $1.7 million in 2014, which mainly related to costs added to our Elektron Division in relation to longer-term sales development initiatives. There was no change in the total charge to trading and operating profits for the defined benefit plans for 2014 when compared to 2013. There was, however, a small increase in the charges for defined contribution plans of $0.2 million, which is included in the $1.7 million increase.

  ▪
  As a result of implementing a series of share based compensation plans across the Group we incurred an additional IFRS 2 charge of $0.3 million linked to the fair value of these awards vesting in 2014.

  ▪
  Depreciation costs increased by $1.7 million due to investments in property, plant and equipment.

The segment trading profit results by division are explained in more detail below:

  Elektron Division

Elektron Division trading profit of $38.9 million in 2014 was a decrease of $1.3 million from $40.2 million in 2013. Changes in exchange rates used to translate segment trading profit into U.S. dollars led to a $1.0 million translation gain in 2014, and profits at constant translation exchange rates therefore decreased by $2.3 million, or 5.6%.
The acquisition of Luxfer Magtech, net of a $0.6 million amortization cost of acquired intangibles, added $2.9 million. There was a small favorable variance of $0.3 million in 2014 due to the changes in sales volumes and mix across the division. A $2.5 million adverse variance resulted from reduced margins on lower pricing, net of reduced material costs, and some other factory cost changes.

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

Sales of composite cylinders used in SCBA, medical, and AF markets fell in 2014, and despite overall improvement in aluminum cylinder sales, and some benefit from lower aluminum costs, profits were negatively impacted by these trading variances by $7.8 million. The reduction resulted in part due to the impact of major disruption in our factory utilizations as a result of the regulatory delays in approvals of SCBA kits in North America as well as the slowdown in our AF business as the oil price fell and increased competition in this area has resulted in spare capacity and a reduction in prices. Losses at Luxfer Utah, which only started production in the final quarter of 2014, reduced profit by a further $1.2 million. We also incurred $3.1 million of losses through writing down inventory and receivables in our AF business, which included a write down of an $8.5 million receivable to $6.5 million as a further explained in the sales revenue analysis for the division.

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

  Luxfer Group

Restructuring and other income / (expense).    In 2014, there was a $3.9 million charge to restructuring and other expense compared to a charge of $2.7 million in 2013. We incurred rationalization costs of $1.1 million in the Gas Cylinders Division and $0.6 million in the Elektron Division. In addition, we incurred $2.0 million of costs in our Elektron Division because of environmental costs needed to remediate an effluent pond contaminated with low level radioactive material. There was also a charge of $0.2 million to the income statement under IFRS 2 related to share options granted as part of the I.P.O.

In 2013, there was a $2.7 million charge to restructuring and other expense. We incurred rationalization costs of $0.3 million in the Gas Cylinders Division and $0.2 million in the Elektron Division. In 2013, deferred members of the U.S. pension plans were offered the option of a lump sum buy-out in respect of their benefits. The settlement of the pension liabilities resulted in a one-off actuarial charge to the income statement of $1.7 million. There was also a charge of $0.5 million to the income statement under IFRS 2 in relation to share options granted as part of our I.P.O.

Net acquisition and disposal costs.    In 2014, we incurred a non-operating credit of $4.5 million compared to a $0.1 million charge in 2013. In 2014, we incurred $1.5 million of costs for the acquisition of Luxfer Magtech (attributable to the Elektron Division) and $0.3 million for the acquisition of Luxfer Utah (attributable to the Gas Cylinders Division). In 2014, a credit of $6.3 million was recognized in the income statement in relation to the remeasurement of deferred contingent consideration arising from acquisitions. Of the $6.3 million, $4.8 million related to the Elektron Division and $1.5 million related to the Gas Cylinders Division. In 2013, $0.1 million was recognized by the Gas Cylinders Division in relation to the acquisition of Dynetek and the finalization of the fair-value exercise.

Finance income—interest received.    Interest received was $0.5 million in 2014 compared to $0.3 million in 2013. Interest received in 2014 included $0.3 million from funding provided to our U.S. joint venture Luxfer-GTM and $0.2 million generated by placing surplus cash on short-term deposit (compared to $0.3 million in 2013).

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

Finance costs—IAS 19R retirement benefits finance charge.    The charge under IAS 19R in relation to our retirement benefit deficits was $2.7 million in 2014, a fall from $3.8 million in 2013, as a result of the deficit being lower at the start of 2014 when compared to the start of 2013.

Finance costs—unwind of discount on deferred contingent consideration from acquisitions.    In 2014, there was a $0.3 million charge in relation to the unwind of discount on the deferred contingent consideration that arose from the acquisitions of Luxfer Utah and Luxfer Magtech during the year.

Taxation.    In 2014, our tax expense was $7.1 million on profit before tax of $36.3 million. The statutory effective tax rate was 19.6% on the profit before tax. Of the charge of $7.1 million, all (19.6% effective rate) related to current tax payable and $nil (nil% effective rate) was a deferred income tax charge. In 2013, our tax expense was $12.6 million on profit before tax of $46.7 million. The statutory effective tax rate was 27.0% on the profit before tax. Of the charge of $12.6 million, $9.6 million (20.6% effective rate) related to current tax payable and $3.0 million (6.4% effective rate) was a deferred income tax charge. The effective rate in 2014 was distorted by non-taxable gains in the income statement of

$6.3 million due to the remeasurement of deferred contingent consideration relating to the acquisitions in the year. The effective rate excluding the distortion of these gains was 23.7%. This effective rate was still lower than the tax rate of 27.0% in 2013, as a result of better utilization of historical U.K. tax losses in the year and changes in the mix of profits, with proportionately more profit before tax being generated in the U.K., which has a lower tax rate.

Net income for the financial year.    Net income for the financial year was $29.2 million compared to $34.1 million in 2013, which was primarily the result of the fall in operating profits of the Gas Cylinders Division.

B.    Liquidity and capital resources.

Liquidity

Our liquidity requirements arise primarily from obligations under our indebtedness, capital expenditures, acquisitions, the funding of working capital and the funding of hedging facilities to manage foreign exchange and commodity purchase price risks. We meet these requirements primarily through cash flows from operating activities, cash deposits and borrowings under the Revolving Credit Facility (as defined below) and accompanying ancillary hedging facilities, the Loan Notes due 2018, the Loan Notes due 2021 and the Shelf Facility (as defined below). As of December 31, 2015, we had available $106.5 million under the Revolving Credit Facility. Our principal liquidity needs are:

  ▪
  funding acquisitions, including deferred contingent consideration payments;

  ▪
  capital expenditure requirements;

  ▪
  payment of shareholder dividends;

  ▪
  servicing interest on the Loan Notes due 2018 and the Loan Notes due 2021, which is payable at each quarter end, in addition to interest and / or commitment fees on the Senior Facilities Agreement (as defined below);

  ▪
  working capital requirements, particularly in the short term as we aim to achieve organic sales growth;

  ▪
  hedging facilities used to manage our foreign exchange and aluminum purchase price risks.

From time to time, we consider acquisitions or investments in other businesses that we believe would be appropriate additions to our business. For example, we purchased Revere for $14.7 million in 2007, and in 2012 we acquired Dynetek for a consideration of $11.8 million. In March 2014, we acquired Luxfer Utah, a small composite cylinder manufacturer, and its associated production facilities for an initial cost of $3.0 million with a deferred contingent consideration element (payable in March 2017) currently estimated at $1.1 million net of discounting. In July 2014, we closed the acquisition of the assets and businesses of Truetech Inc. and Innotech Products Limited (together "Luxfer Magtech"). On closing, we paid an initial consideration of $59.3 million, and with the acquired businesses having $4 million of cash, the net cash cost was $55.3 million. There is also a deferred contingent consideration element linked to the profitability of the acquired businesses from 2014-2019 (payable annually from 2015 to 2020), which is currently estimated to be $1.8 million net of discounting. In 2015, we acquired a 26.4% equity stake in Sub161 Pty Limited for a cash consideration of $3.7 million and the contribution of a number of non-cash AF assets with a value of $1.7 million.

The Senior Facilities Agreement that was entered into in June 2011 and amended several times, most recently on March 25, 2014, contains certain restrictions on its use for acquisitions, unless an acquisition is a Permitted Acquisition (as defined in the Senior Facilities Agreement) or is agreed to by lenders thereunder. As part of the renegotiated facility agreement, agreed in March 2014, these restrictions were amended to relax the terms of use of the facilities for acquisitions, including increasing the size of an acquisition before consent is required to 25% of the consolidated net assets of Luxfer Holdings PLC. The Senior Facilities Agreement has an uncommitted accordion facility which provides for a mechanism for the

Revolving Credit Facility to be expanded further by up to an additional $50 million (representing up to $200 million in aggregate).

We believe that, in the long term, cash generated from our operations will be adequate to meet our anticipated requirements for working capital, capital expenditures and interest payments on our indebtedness. In the short term, we believe we have sufficient credit facilities to cover any variation in our cash flow generation. However, any major repayments of indebtedness will be dependent on our ability to raise alternative financing or to realize substantial returns from operational sales. Also, our ability to expand operations through sales development and capital expenditures could be constrained by the availability of liquidity, which, in turn, could impact the profitability of our operations.

The history of the current facilities is that on May 13, 2011, we entered into a senior facilities agreement (the "Senior Facilities Agreement"), initially providing £70 million of funding through a combination of a senior term loan of £30 million (the "Term Loan"), initially designated in GBP sterling, and a revolving credit facility of £40 million (the "Revolving Credit Facility"). The Revolving Credit Facility has undergone a series of amendments and extensions, including designation into U.S. dollars, to form the current $150 million banking facility in the form of a multi-currency revolving credit facility.

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

Following the listing of our shares on the NYSE, we utilized some of the proceeds of our I.P.O. to repay the Term Loan, under the pre-amended Senior Facilities Agreement. We subsequently undertook a renegotiation of the terms and conditions of the Senior Facilities Agreement in November 2012 and again in March 2014. Under the modified agreement, the Revolving Credit Facility is available in GBP sterling, U.S. dollars or Euros up to a maximum aggregate principal amount of $150 million. As at December 31, 2015, amounts drawn down under the Revolving Credit Facility were $43.5 million. We also negotiated in March 2014 the addition of an uncommitted accordion facility (the "Accordion Facility") to the Senior Facilities Agreement, which provides for a mechanism for the Revolving Credit Facility to be expanded further by up to an additional $50 million (representing up to $200 million in aggregate). The lenders under the Senior Facilities Agreement are given priority to fund the Accordion Facility, but are not committed to do so. As a result, the Company has the right to seek funding outside the current banking syndicate for amounts under the Accordion Facility that are not funded by the existing lenders and to make it part of the committed facilities. See "—Financing—Senior Facilities Agreement" below for a detailed explanation of the Senior Facilities Agreement.

On September 18, 2014, we issued the Loan Notes due 2021, which represent $25 million principal amount of senior notes due 2021 in a private placement to an insurance company. This arrangement also allows for a further $50 million of borrowing through an uncommitted three-year shelf facility with the insurance company (the "Shelf Facility"). See "—Financing—Loan Notes due 2021 and Shelf Facility" below for a detailed explanation of the Loan Notes due 2021.

We have been in compliance with the covenants under the Loan Notes due 2018, the Loan Notes due 2021 and the Senior Facilities Agreement throughout all of the quarterly measurement dates from and including September 30, 2011, to December 31, 2015.

Our total interest expense was $7.4 million in 2015, compared to $6.6 million in 2014. We expect to invest in the range of $20 million to $25 million in capital expenditures in 2016. We have also been funding the rising costs of retirement benefits and some historical environmental remediation requirements.

Luxfer Holdings PLC conducts all of its operations through its subsidiaries, joint ventures and associate. Accordingly, Luxfer Holdings PLC's main cash source is dividends from its subsidiaries. The ability of each subsidiary to make distributions depends on the funds that a subsidiary receives from its operations in excess of the funds necessary for its operations, obligations or other business plans. We have not historically experienced any material impediment to these distributions, and we do not expect any local legal or regulatory regimes to have any impact on our ability to meet our liquidity requirements in the future. In addition, since our subsidiaries are wholly-owned, our claims will generally rank junior to all other obligations of the subsidiaries. If our operating subsidiaries are unable to make distributions, our growth may slow, unless we are able to obtain additional debt or equity financing. In the event of a subsidiary's liquidation, there may not be assets sufficient for us to recoup our investment in the subsidiary.

Our ability to maintain or increase the generation of cash from our operations in the future will depend significantly on the competitiveness of and demand for our products, including our success in launching new products that we have been developing over many years. Achieving such success is a key objective of our business strategy. Due to commercial, competitive and external economic factors, however, we cannot guarantee that we will generate sufficient cash flows from operations or that future working capital will be available in an amount sufficient to enable us to service our indebtedness or make necessary capital expenditures.

We are still vulnerable to external shocks relating to our fixed and variable cost of goods sold. In recent years, external economic shocks to oil prices, commodity prices and currency fluctuations have impacted our results. In 2015, our continuing operations incurred over $15 million of energy costs, purchased over $43 million of primary aluminum and over $39 million of primary magnesium. In 2015, $29.5 million, or 77.8%, of our operating profit was derived from North American businesses. A significant economic shock that has a major impact on one or more of these areas simultaneously could have a severe impact on our financial position.

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

Cash Flow

The following table presents information regarding our cash flows, cash and cash equivalents for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013
	(in $ million)
Net cash flows from operating activities	$52.8	$23.0	$37.1
Net cash used in investing activities	(21.2)	(79.8)	(33.4)

Net cash flows before financing activities	31.6	(56.8)	3.7
Net cash flows from financing activities	(9.2)	42.8	(15.7)

Net increase / (decrease) in cash and cash equivalents	$22.4	$(14.0)	$(12.0)

Cash flows from operating activities

	Year Ended December 31,
	2015	2014	2013
	(in $ million)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	$16.1	$29.2	$34.1
Adjustments to reconcile net income for the year to net cash flows from continuing operating activities:
Income taxes	6.2	7.1	9.6
Deferred income taxes	3.3	—	3.0
Depreciation and amortization	18.6	18.1	15.8
Loss on disposal of property, plant and equipment	—	0.3	0.3
Share based compensation charges net of cash settlement	1.3	1.8	1.8
Net interest costs	6.9	6.1	5.9
Non-cash restructuring charges	17.7	—	—
Settlement charge on retirement benefits obligations	—	—	1.7
Curtailment and past service credits on retirement benefits obligations	(18.2)	—	—
IAS 19R retirement benefits finance charge	3.0	2.7	3.8
Acquisitions and disposals.	2.0	(4.5)	0.1
Unwind of discount on deferred contingent consideration from acquisitions	0.4	0.3	—
Share of results of joint ventures and associates	1.2	0.3	(0.1)
Sale / (purchase) of assets classified as held for sale	1.2	(1.2)	—
Decrease / (increase) in receivables	5.0	(7.8)	5.7
Decrease / (increase) in inventories	3.0	(8.5)	(9.1)
Decrease in payables	(0.9)	(1.9)	(11.2)
Movement in retirement benefits obligations	(8.6)	(10.4)	(11.4)
Movement in provisions	0.3	—	(0.7)
Acquisitions and disposals costs paid	(0.6)	(1.6)	—
Income taxes paid	(5.1)	(7.0)	(12.2)

	$52.8	$23.0	$37.1

In 2015, net cash flows from operating activities increased by $29.8 million to $52.8 million from $23.0 million in 2014. Net income in 2015 of $16.1 million decreased by $13.1 million from $29.2 million in 2014. There was a net working capital inflow of $7.1 million in 2015 compared to an outflow of $18.2 million in 2014, a favorable variance of $25.3 million. The decrease in inventories resulted in a cash inflow of $3.0 million in 2015, a $11.5 million increase from a cash outflow of $8.5 million in 2014. Inventory levels reduced in 2015 from high levels in 2014 that were affected by various disruptive factors in the Gas Cylinders Division, including regulatory delays in approval of SCBA kits in the U.S., weak demand in Europe and weakness in demand for AF products. There was an inflow in receivables of $5.0 million in 2015 compared to an outflow of $7.8 million in 2014, a favorable movement of $12.8 million. The average days taken to collect debt were much improved in 2015 at 46 days, compared to 59 days in 2014. The Gas Cylinders Division saw the greatest improvement after suffering in 2014 as a result of entering into a number of bulk gas transportation contracts in the latter part of 2014 that extended the division's receivable days. There was also an outflow in payables of $0.9 million in 2015, a decrease of $1.0 million from the $1.9 million outflow in 2014. Payable levels reduced in the latter part of 2015, with reduced purchasing of new raw materials, as a result of the initiative to improve working capital. There was a decrease in assets classified as held for sale of $1.2 million relating to the sale of a property that was purchased in 2014 in relation to the relocation of a member of the Executive Management Board. Higher average indebtedness resulted in the net interest costs of $6.9 million in 2015 being $0.8 million more than the $6.1 million in 2014. The charge in respect of the U.S. retirement benefits obligation of $1.7 million in 2013 did not recur in 2014 or 2015, and the gain on the changes to U.K. defined benefit pension plan of $18.2 million in 2015 was non-cash. Acquisition activity in 2015 resulted in acquisition costs paid in 2015 of $0.6 million compared to $1.6 million in 2014. The income tax outflow in 2015 of $5.1 million was $1.9 million lower than the outflow of $7.0 million in 2014.

In 2014, net cash flows from operating activities decreased by $14.1 million to $23.0 million from $37.1 million in 2013. Net income in 2014 of $29.2 million decreased by $4.9 million from $34.1 million in 2013. There was a net working capital outflow of $18.2 million in 2014 compared to an outflow of $14.6 million in 2013, an adverse variance of $3.6 million. The increase in inventories resulted in a cash outflow of $8.5 million in 2014, a $0.6 million decrease from a cash outflow of $9.1 million in 2013. Inventories increased in 2014 as a result of various disruptive factors in the Gas Cylinders Division, including regulatory delays in approval of SCBA kits in the U.S., weak demand in Europe and weakness in demand for AF products. Inventory levels peaked in the third quarter of 2014 and started to fall in the fourth quarter as a result of planned reductions in inventory to generate cash. There was an outflow in receivables of $7.8 million in 2014 compared to an inflow of $5.7 million in 2013, an adverse movement of $14.7 million. 2013 had benefited from a significant reduction in the surcharge for rare earths, which reduced receivables outstanding with some Elektron Division customers, and 2014 was higher as a result of extended receivables in the Gas Cylinders Division, mainly a result of a number of new bulk gas transportation contracts, including one contract where the customer was not able to meet its payment terms as a result of its own financial difficulties. There was also an outflow in payables of $1.9 million in 2014, a decrease of $9.3 million from the $11.2 million outflow in 2013. Payable levels reduced in the latter part of 2014, with reduced purchasing of new raw materials, as result of the initiative to reduce inventory levels in the final months of 2014. There was an increase in assets classified as held for sale of $1.2 million relating to the purchase of a property in relation to the relocation of a member of the Executive Management Board. Higher average indebtedness resulted in the net interest costs of $6.1 million in 2014 being $0.2 million more than the $5.9 million in 2013. The charge in respect of the U.S. retirement benefits obligation of $1.7 million in 2013 did not recur in 2014. Acquisition activity in 2014 resulted in acquisition costs paid in 2014 of $1.6 million (2013: $nil). The income tax outflow in 2014 of $7.0 million was $5.2 million lower than the outflow of $12.2 million in 2013.

Cash flows from investing activities

	Year Ended December 31,
	2015	2014	2013
	(in $ million)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	$(15.3)	$(20.4)	$(24.2)
Purchases of intangible assets	(2.1)	(1.9)	(2.3)
Receipts from sales of property, plant and equipment	—	—	0.1
Investment in joint ventures—equity funding	—	—	(2.5)
Investment in joint ventures—debt funding	(0.5)	0.2	(4.5)
Investment in associates	(3.7)	—	—
Interest income received from joint ventures	0.4	0.3	—
Net cash flows on purchase of businesses	—	(58.0)	—

	$(21.2)	$(79.8)	$(33.4)

Net cash used in investing activities decreased by $58.6 million, or 73.4%, to $21.2 million in 2015 from $79.8 million in 2014. Capital expenditure in 2015 was $15.3 million, a decrease of $5.1 million from the $20.4 million expenditure in 2014. See "—Capital Expenditures—". In addition, we incurred $2.1 million of intangible capital expenditure in 2015. We had an outflow of $0.5 million in 2015 from investments in joint ventures, compared to an inflow of $0.2 million in 2014. Interest received from joint ventures increased by $0.1 million to $0.4 million in 2015 from $0.3 million in 2014. In 2015, the Group acquired a 26.4% equity stake in Sub161 Pty Limited for a cash consideration of $3.7 million and the contribution of a number of non-cash AF assets with a value of $1.7 million. On March 21, 2014, the Group acquired Luxfer Utah, a business specializing in the design and manufacture of composite cylinders and consisting of two sister companies, Vexxel Composites LLC and HyPerComp Engineering, Inc., for a total cash consideration of $2.7 million. On July 29, 2014, the Group acquired Luxfer Magtech for a net cash consideration of $55.3 million. Total cash flows on acquisitions during 2014 were $58.0 million and $nil in 2013.

Net cash used in investing activities increased by $46.4 million, or 138.9%, to $79.8 million in 2014 from $33.4 million in 2013. We incurred capital expenditure of $20.4 million in 2014, a decrease of $3.8 million from the $24.2 million expenditure in 2013. See "—Capital Expenditures—." In addition, we incurred $1.9 million of intangible capital expenditure in 2014. We had an inflow of $0.2 million in 2014 from investments in joint ventures, compared to an outflow of $7.0 million in 2013 due to equity and debt funding into our Gas Cylinders U.S. joint venture. Interest received from joint ventures was $0.3 million. On March 21, 2014, the Group acquired Luxfer Utah, a business specializing in the design and manufacture of composite cylinders and consisting of two sister companies, Vexxel Composites LLC and HyPerComp Engineering, Inc., for a total cash consideration of $2.7 million. On July 29, 2014, the Group acquired Luxfer Magtech for a net cash consideration of $55.3 million. Total cash flows on acquisitions during 2014 were $58.0 million (2013—$nil).

Cash flows from financing activities

	Year Ended December 31,
	2015	2014	2013
	(in $ million)
CASH FLOWS FROM FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	$(1.7)	$(1.3)	$(0.9)
Interest paid on Loan Notes due 2018	(4.0)	(4.0)	(4.0)
Interest paid on Loan Notes due 2021	(0.9)	(0.2)	—
Other interest received	0.2	0.2	0.3
Draw down on banking facilities	9.6	35.2	—
Issue of Loan Notes due 2021	—	25.0	—
Repayment of other loans	—	(0.3)	—
Amendment to banking facilities—financing costs	—	(1.5)	—
Issue of Loan Notes due 2021—financing costs	—	(0.2)	—
Dividends paid	(10.8)	(10.8)	(10.8)
Share issue costs	—	—	(0.3)
Purchase of shares from ESOP	0.1	0.1	—
Proceeds from issue of shares	0.2	0.6	—
Purchase of treasury shares	(1.9)	—	—

	$(9.2)	$42.8	$(15.7)

Net cash flows from financing activities decreased by $52.0 million to a $9.2 million outflow in 2015 from a $42.8 million inflow in 2014. Cash outflows in respect of dividend payments to holders of our ordinary shares were $10.8 million, consistent with 2014. Following the funding of the Luxfer Magtech acquisition, an increase in the Group's indebtedness resulted in total interest paid on banking facilities of $6.6 million, an increase of 20.0% from $5.5 million in 2014. Drawdowns from banking facilities were $9.6 million in 2015. Following the approval of a share buy-back program at the 2014 Annual General Meeting, the purchase of 146,804 shares resulted in a cash outflow in 2015 of $1.9 million.

Net cash flows from financing activities increased by $58.5 million to a $42.8 million inflow in 2014 from a $15.7 million outflow in 2013. In 2014, the Group issued the Senior Loan Notes due 2021 with a $25.0 million principal amount and drew down $35.2 million of existing banking facilities in order to finance the acquisitions detailed above. Cash outflows in respect of dividend payments to holders of our ordinary shares were $10.8 million, consistent with 2013. An increase in the Group's indebtedness resulted in total interest paid on banking facilities of $5.5 million, an increase of 12.2% from $4.9 million in 2013.

Increase / (decrease) in cash and cash equivalents

Our cash and cash equivalents increased by $22.3 million to $36.9 million for the year ended December 31, 2015, from December 31, 2014. We had cash and cash equivalents of $14.6 million as of December 31, 2014. As of December 31, 2015, we held $14.1 million of cash and cash equivalents denominated in GBP sterling, $14.9 million denominated in U.S. dollars and $7.9 million of foreign cash and cash equivalents denominated in Australian dollars, Canadian dollars, Euro, Chinese renminbi, Japanese yen and Czech koruna.

Our cash and cash equivalents decreased by $13.8 million to $14.6 million for the year ended December 31, 2014, from December 31, 2013. We had cash and cash equivalents of $28.4 million as of December 31, 2013. As of December 31, 2014, we held $2.3 million of cash and cash equivalents denominated in GBP sterling, $4.8 million denominated in U.S. dollars and $7.5 million of foreign cash and cash equivalents denominated in Australian dollars, Canadian dollars, Euro, Chinese renminbi, Japanese yen and Czech koruna.

Financing

Indebtedness and cash and cash equivalents

Our indebtedness under the Revolving Credit Facility, the Loan Notes due 2018 and the Loan Notes due 2021 was $133.5 million gross of issue costs, and reported under IFRS as $131.6 million (net of issue costs) as of December 31, 2015, while our cash and cash equivalents were $36.9 million as of December 31, 2015. Our indebtedness under the Revolving Credit Facility and the Loan Notes due 2018 and the Loan Notes due 2021 was $124.3 million gross of issue costs, and reported under IFRS as $121.4 million (net of issue costs) as of December 31, 2014, while our cash and cash equivalents were $14.6 million as of December 31, 2014.

As of December 31, 2015, we also had utilized $2.2 million (December 31, 2014: $2.3 million) of the ancillary facilities available under the Senior Facilities Agreement in connection with certain derivative financial instruments, letters of credit and bank guarantees.

Loan Notes due 2018

On May 13, 2011, our subsidiary, BA Holdings, Inc., entered into a note purchase agreement (the "Note Purchase Agreement") among us, our subsidiaries and the note purchasers, to issue $65 million aggregate principal amount of senior notes due 2018 in a U.S. private placement to an insurance company and related parties. We used the net proceeds from the private placement of the Loan Notes due 2018, together with borrowings under the Revolving Credit Facility and the Term Loan, to redeem the Senior Notes due 2012, repay borrowings under our previous credit facility and for general corporate purposes. The Loan Notes due 2018 bear interest at a rate of 6.19% per annum, payable quarterly on the 15th day of September, December, March and June, commencing on September 15, 2011 and continuing until the principal amount of the Loan Notes due 2018 has become due and payable. The Loan Notes due 2018 mature on June 15, 2018.

Following the listing of our shares on the NYSE, we successfully renegotiated and agreed amendments to the original Note Purchase Agreement, which removed all U.K. and U.S. security debentures together with the cancellation of all share pledges. These amendments were achieved without any changes to the interest rate of 6.19% per annum.

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

We have been in compliance with the covenants under the Note Purchase Agreement throughout all of the quarterly measurement dates from and including September 30, 2011, to December 31, 2015.

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

Loan Notes due 2021 and Shelf Facility

On September 18, 2014, we entered into a note purchase and shelf facility agreement (the "Note Purchase and Private Shelf Agreement") among us, our subsidiaries and the note purchasers, to issue $25 million aggregate principal amount of senior notes due 2021 in a U.S. private placement to an insurance company and related parties. This arrangement also allows for a further $50 million of borrowing through an uncommitted three-year shelf facility with the insurance company. We used the net proceeds from the private placement of the Loan Notes due 2021 to repay some of the borrowings under the Revolving Credit Facility, which had been used to fund the acquisition of the assets and businesses of Truetech Inc. and Innotech Products Limited in July 2014. The Loan Notes due 2021 bear interest at a rate of 3.67% per annum, payable quarterly on the 15th day of December, March, June and September, commencing on December 15, 2014, and continuing until the principal amount of the Loan Notes 2021 has become due and payable. The Loan Notes due 2021 mature on September 15, 2021.

The Note Purchase and Private Shelf Agreement contains the same customary covenants and events of default as for the Note Purchase Agreement. The Note Purchase and Private Shelf Agreement also requires us to maintain compliance with the same debt service coverage, interest and leverage ratios as for the Note Purchase Agreement.

We have been in compliance with the covenants under the Note Purchase and Private Shelf Agreement throughout all of the quarterly measurement dates from and including September 30, 2014, to December 31, 2015.

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

Structure.    The current Senior Facilities Agreement provides $150 million of committed debt facilities, in the form of a multi-currency (GBP sterling, U.S. dollars or Euros) Revolving Credit Facility and an additional $50 million of uncommitted facilities through an accordion clause. The amended facilities mature April 30, 2019. The original May 13, 2011 Senior Facilities Agreement provided £70 million of debt facilities in the form of a senior term loan facility available in GBP sterling, U.S. dollars or Euros, in an aggregate amount of £30 million and a revolving facility available in GBP sterling, U.S. dollars or Euros up to a maximum aggregate principal amount of £40 million. Using part of the funds generated by the I.P.O. in October 2012, we repaid fully the amounts outstanding on the senior term loan. Following the listing of the Company's shares on the NYSE and the repayment of the senior term loan, we undertook a renegotiation of the terms and conditions of the Senior Facilities Agreement, including the removal of all U.K. and U.S. security debentures together with the cancellation of all share pledges and conversion of the facilities into a single Revolving Credit Facility. As at December 31, 2015, we had drawn down $43.5 million under the Revolving Credit Facility (December 31, 2014: $34.3 million).

Availability.    The facility is used for loans and overdrafts. Amounts unutilized under the Revolving Credit Facility (or, if the case, under the revolving portion of the Accordion) are allocated to ancillary facilities available under the Senior Facilities Agreement in connection with overdraft facilities, bilateral loan facilities and letter of credit facilities. As at December 31, 2015, we had drawn down $43.5 million under the ancillary facilities (December 31, 2014: $34.3 million). We may use amounts drawn under the Revolving Credit Facility for our general corporate purposes and certain capital expenditures, as well as for the financing of permitted acquisitions and reorganizations. As of December 31, 2015, $106.5 million was available under the Revolving Credit Facility. The last day we may draw funds from the Revolving Credit Facility is March 30, 2019.

The Company has a separate bonding facility for bank guarantees and documentary letters of credit denominated in GBP sterling of £10.0 million ($14.7 million), of which £1.5 million ($2.2 million) was drawn as at December 31, 2015. The amount drawn on the bonding facility as at December 31, 2014, was £1.4 million ($2.3 million).

Interest rates and fees.    Borrowings under the facility bears an interest rate equal to an applicable margin plus either EURIBOR, in the case of amounts drawn in Euros, or LIBOR, in the case of amounts drawn in GBP sterling or U.S. dollars.

The applicable base margin for the Revolving Credit Facility is subject to adjustment each quarter end based on our leverage ratio, which is defined in the Senior Facilities Agreement as the ratio of the Total Net Debt to Adjusted Acquisition EBITDA (each as defined in the Senior Facilities Agreement) in respect of the rolling 12-month period ending on the last day of the relevant quarter.

The table below sets out the range of ratios and the related margin percentage currently in effect.

Leverage	Margin
(% per annum)
Greater than 2.5:1	2.75
Less than or equal to 2.5:1, but greater than 2.0:1	2.50
Less than or equal to 2.0:1, but greater than 1.5:1	2.00
Less than or equal to 1.5:1, but greater than 1.0:1	1.75
Less than or equal to 1.0:1	1.50

As at December 31, 2015, we had drawn down $43.5 million under the Revolving Credit Facility (December 31, 2014: $34.3 million). A commitment fee is levied each quarter against any unutilized element of the Revolving Credit Facility, excluding overdraft or ancillary facilities and is currently calculated at 40% of the applicable margin in force. During 2015, this fee percentage was 0.8% for each quarter.

Guarantees and security.    The renegotiated Senior Facilities Agreement, agreed in November 2012, removed all U.K. and U.S. security debentures from the agreement together with the cancellation of all share pledges, with no change to this in the March 2014 amendments.

Repayment of principal.    Any amounts borrowed under the Revolving Credit Facility must be paid at the end of an interest period agreed between the borrower (or Luxfer Holdings PLC acting on its behalf) and the agent when the loan is made.

Change of control.    In the event of a sale of all or substantially all of our business and / or assets or if any person or group of persons acting in concert gains direct or indirect control (as defined in the Senior Facilities Agreement) of Luxfer Holdings PLC, we will be required to immediately prepay all outstanding amounts under the Revolving Credit Facility (and, if the case, the Accordion) and the ancillary facilities under the Senior Facilities Agreement.

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

We are permitted to dispose of assets up to $25 million in aggregate until April 2019, without restriction as to the use of the proceeds under the Senior Facilities Agreement. Above this level, we would need to seek agreement from the majority of the lenders under the Senior Facilities Agreement. In addition, we may pay dividends, subject to certain limitations.

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

We have been in compliance with the covenants under the Senior Facilities Agreement throughout all of the quarterly measurement dates from and including September 30, 2011, to December 31, 2015.

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

  ▪
  certain change of control events;

  ▪
  cessation of business;

  ▪
  material adverse change; and

  ▪
  certain ERISA matters.

Upon the occurrence of an event of default under the Senior Facilities Agreement, the lenders will be able to terminate the commitments under the senior secured credit facilities, and declare all amounts, including accrued interest, to be due and payable and to take certain other actions.

The Senior Facilities Agreement is governed by English law.

Capital Expenditures

Investment in upgrading and expanding our production facilities is a key part of our strategy. In 2013 and 2014, we reaffirmed our commitment to capital expenditures by investing $24.2 million and $20.5 million, respectively. In 2015, we spent a further $15.3 million on the purchase of property, plant and equipment. The projects conducted in 2015, 2014 and 2013 included:

  ▪
  In 2015, we invested in new ERP systems at our Madison, Illinois and Finley, Ohio sites, and also upgraded key manufacturing equipment at both sites. We invested a total of $3.2 million in these projects.

  ▪
  In 2015, we continued to invest in our facilities in Riverside, California and Graham, North Carolina to expand the composite cylinder lines in place at these facilities. We invested a total of $2.9 million in this project.

  ▪
  In 2014, we invested $1.2 million to replace key manufacturing equipment at our aluminum cylinder plant in Graham, North Carolina. We further invested $1.2 million at our Riverside, California plant as part of our composite cylinders growth strategy.

  ▪
  In 2014, we invested $0.5 million in plate-polishing equipment at our Madison, Illinois facility as part of our strategy to introduce the use of magnesium in aircraft interiors.

  ▪
  In 2013, we commenced a significant investment to expand capacity at both our Gerzat, France, and Riverside, California facilities to support growth in demand for our ultra-lightweight composite SCBA cylinders for emergency services. We invested $3.9 million in 2013 for this project.

  ▪
  In 2013, as a continuation of our then strategy to expand in the AF market, we made an additional investment of $2.8 million to further increase capacity at our Riverside, California facility. As part of the same strategy, we made a $7.0 million investment in the Luxfer-GTM joint venture in the U.S. for gas transportation modules, which use AF cylinders manufactured at our Riverside facility.

C.    Research and development, patents and licenses, etc.

  Research and Development

Luxfer has always recognized the importance of research in materials science and the need to develop innovative new products to meet future needs of customers and to continue providing growth opportunities for the business. Each year we make a major investment across the Group in the development of new products and processes directed towards healthcare, environmental, protection and specialty end-markets. Direct expenditure on research and development (including revenue and capital items and before funding grants received) amounted to $8.3 million in 2015 (2014: $10.6 million; 2013: $9.8 million). The wider cost of product development and our financial commitment to its success is much harder for us to measure, because our product development projects include utilizing skills of our wider commercial technical sales staff and general management, many of whom are highly qualified scientists and engineers. A large proportion of senior sales and management time is spent overseeing development of products and working with customers on integrating our technology into their product designs.

To provide customers with improving products and services, we continually invest in new technology and research and employ some of the world's leading specialists in materials science and metallurgy. Our engineers and metallurgists collaborate closely with our customers to design, develop and manufacture our products. We also co-sponsor ongoing research programs at major universities in the U.S., Canada and Europe. Thanks to the ingenuity of our own research and development teams, Luxfer has developed a steady stream of new products, most recently including:

  ▪
  soluble magnesium alloys, branded SoluMag®, for down-well oil and gas applications;

  ▪
  ultra-lightweight large composite cylinders, branded G-Stor™, for containment of CNG, hydrogen, helium and other gases;

  ▪
  enabling technologies for AF systems, including high-pressure valves, branded G-Flo™, and pressure- release devices;

  ▪
  new magnesium alloy variants such as in Elektron®43, designed for use in aircraft seating;

  ▪
  zirconium catalysts for large-scale industrial chemical applications;

  ▪
  L7X® higher-strength aluminum alloy and carbon composite gas cylinders;

  ▪
  SmartFlow™ valve-regulator technology;

  ▪
  bio-absorbable magnesium alloys, branded SynerMag®; and

  ▪
  zirconium sorbents, branded MELsorb®, being developed for use as an active ingredient in kidney dialysis equipment.

We believe that our commitment to research and new product development, through dedicated resources and significant use of management's time, is the core of Luxfer Group's growth potential worldwide. This commitment reflects our strategy of focusing on high-performance, value-added product lines and markets and leveraging our collaboration with universities. We invest in developing products for end-markets that we believe have long-term growth potential. Although such products sometimes take considerable time to commercialize, when they succeed, they provide significant competitive advantages and opportunities for sustainable profit growth.

  Intellectual Property

We rely on a combination of patents, trade secrets, copyrights, trademarks and design rights, together with non-disclosure agreements and technical measures, to establish and protect proprietary rights in our products. Our Elektron Division holds key patents related to protection applications, including numerous aerospace alloys and magnesium-gadolinium alloys, as well as patents related to environmental applications, including water-treatment products and our specialized G4 process used to manufacture zirconium-cerium oxides for emissions-control catalysts. The division also has patented technology for magnesium-based flameless heater pads used to heat meals and beverages. Key patents held by our Gas Cylinders Division relate to our SmartFlow™ valve-regulator technology, aluminum alloys for pressurized hollow bodies and superplastic-forming techniques.

In certain areas, we rely more heavily upon trade secrets and unpatented proprietary know-how than patent protection in order to establish and maintain our competitive advantage. We generally enter into non-disclosure and invention assignment agreements with our employees and subcontractors.

D.    Trend information.

Information required by this item is set forth in Item 5.A of this Annual Report, "Risk factors" and below.

The Group has a diversified portfolio of products and end-markets, and therefore it is not unusual for certain markets to be down or to be showing positive or negative trends. In 2008-09, the automotive sector slumped with the global recession (other than in certain emerging markets) and has still not recovered to pre-2008 levels in various developed economic regions. The North American market appears to be reaching pre-crisis levels. Europe has recovered somewhat, but the economic climate is still fragile in certain regions, and new car registrations continue to lag behind pre-recession levels. The weakness in the European automotive industry has impacted sales volumes in our Elektron Division and consequently has had a negative impact on the Division's profitability. Independent automotive industry forecasts, such as those published by IHS Automotive, project long-term growth in all major regions for automotive production, with the recession of 2008-09 and recent economic problems in Europe being interpreted as shorter-term adjustments to positive long-term growth trends in production and sales. The level of defense spending in the U.S. can also have a positive or negative impact on our Elektron Division's results. For example, demand for our high-performance aerospace alloys weakened in 2015 due to lower helicopter build rates for U.S. defense applications.

Our strategy is focused around introducing new products into markets with expected strong growth trends. For example, we seek to respond to the need for more environmentally friendly products resulting from stricter government regulations on emissions and the increasing price of fossil fuels. We have developed new gas cylinder products targeted at the AF markets for CNG and hydrogen, though in 2015 we encountered, with the fall of the oil price, weaker demand that impacted our CNG-related sales. Our revenue from automotive catalyst products has been distorted in recent years by rare earth surcharges levied on customers to recover volatile cost increases for rare earth chemicals. For example the impact was an additional $40.5 million in revenue in 2012, $8.4 million in 2013 and $2.2 million in 2014; in 2015, there was no additional revenue generated through rare earth surcharges.

E.    Off-balance sheet arrangements.

In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognized in the consolidated financial statements in accordance with IFRS as issued by the IASB and are more fully disclosed therein.

As at December 31, 2015, neither Luxfer Holdings PLC nor any of its subsidiaries has any off-balance sheet arrangements that currently have or are reasonably likely to have a future effect on the Group's financial position, changes in financial position, results of operations, liquidity, capital expenditure or capital resources.

F.     Tabular disclosure of contractual obligations.

We have various contractual obligations arising from both our continuing and discontinued operations. The following table lists the aggregate maturities of various classes of obligations and expiration amounts of various classes of commitments related to our continuing operations as of December 31, 2015. See "Note 26—Commitments and contingencies" and "Note 27—Financial risk management objectives and policies" to our consolidated financial statements attached to this Annual Report for additional details on these obligations and commitments.

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
	(in $ million)
Contractual cash obligations
Loan Notes due 2018(1)	65.0	—	65.0	—	—
Loan Notes due 2021(1)	25.0	—	—	—	25.0
Revolving Credit Facility	43.5	—	—	43.5	—
Deferred contingent consideration	2.9	—	2.2	0.7	—
Obligations under operating leases	30.8	4.9	7.7	5.8	12.4
Capital commitments	3.1	3.1	—	—	—
Interest payments(2)	15.2	4.9	7.8	1.8	0.7

Total contractual cash obligations	185.5	12.9	82.7	51.8	38.1

(1)
The Loan Notes due 2018 and the Loan Notes due 2021 are gross of unamortized finance costs, which were $0.7 million and $0.1 million, respectively, as of December 31, 2015. As required by IFRS, the Loan Notes due 2018 and the Loan Notes due 2021 are disclosed in our consolidated balance sheet as $89.2 million, being net of these costs. The amounts to be repaid exclude interest payable on the indebtedness.

(2)
Interest payments include estimated interest payable on the Loan Notes due 2018 and the Loan Notes due 2021 at the fixed rates of 6.19% and 3.67%, respectively. No interest payments have been included for the Revolving Credit Facility given that the level of debt under this facility is managed on an ongoing basis in conjunction with the level of cash and cash equivalents held by us.

Loan notes due 2018.    See "—Financing—Loan Notes due 2018" above for a detailed explanation of the Loan Notes due 2018.

Loan notes due 2021.    See "—Financing—Loan Notes due 2021 and Shelf Facility" above for a detailed explanation of the Loan Notes due 2021.

Obligations under non-cancellable operating leases.    We lease certain land and buildings and a limited amount of plant and equipment pursuant to agreements that we cannot terminate prior to the end of their terms without incurring substantial penalties, absent breach by the counterparty. However, under the lease agreements, the risks and rewards of ownership have substantially remained with the lessors. In particular, the fair value of the future payments under these leases is significantly less than the value of the assets to which they relate, and the lease periods are significantly shorter than the estimated lives of the relevant assets. We therefore do not recognize the future lease obligations and the value of the assets leased in our consolidated balance sheet. The lease costs payable each year are charged to operating expenses during the year and amounted to $5.6 million in the year ended December 31, 2015.

Foreign currency forward contracts.    We use forward contracts to hedge the risk of exchange movements of foreign currencies in relation to sales and purchases and their corresponding trade receivable or trade payable. Under IFRS, we recognize the value of these contracts at their fair value in our consolidated balance sheet. As of December 31, 2015, we had outstanding contracts with a mark to market fair value loss of $0.4 million, calculated using exchange rates and forward interest rates compared to market rates as of December 31, 2015. See "Item 11. Quantitative and Qualitative Disclosure About Market Risk—Effect of Currency Movement on Results of Operations."

Aluminum forward contracts.    We may use LME forward purchase contracts to fix a portion of our aluminum purchase costs and thereby hedge against future price movements in the price of primary aluminum. In 2015, we entered into a number of LME contracts to provide hedges against some of our aluminum price risks in 2015. As of December 31, 2015, we had outstanding contracts with a mark to market fair value loss of $3.7 million. See "Item 11. Quantitative and Qualitative Disclosure About Market Risk—Effect of Commodity Price Movements on Results of Operations."

We do not recognize the fair value of forward LME contracts in our income statement until we receive delivery of the underlying physical aluminum. The value of such contracts is recognized as an asset or liability in our consolidated balance sheet, with the profit or loss deferred in a hedging reserve account in equity until the underlying delivery of the physical aluminum. The fair value of the contracts is based on quoted forward prices from the LME.

Forward interest rate agreements.    There were no forward interest rate agreements in place as of December 31, 2015.

Capital commitments.    From time to time, we have capital expenditure commitments when we have new plant and equipment on order. We treat these commitments as contingent liabilities, because they will not be recognized on the consolidated balance sheet until the capital equipment to which they relate has been delivered. As of December 31, 2015, we had capital commitments of $3.1 million.

G.    Safe harbor.

See the section entitled "Information Regarding Forward-Looking Statements" at the beginning of this Annual Report.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

The Board of Directors

The following table presents information regarding the members of the Board of Directors.

Name	Age	Position
Peter Joseph Kinder Haslehurst(1)(2)(3)(4)	75	Non-Executive Chairman
Brian Gordon Purves	61	Director and Chief Executive Officer
Andrew Michael Beaden	48	Director and Group Finance Director
Joseph Allison Bonn(1)(2)(3)(4)	72	Non-Executive Director
Kevin Sean Flannery(1)(2)(3)(4)	71	Non-Executive Director
David Farrington Landless(1)(3)(4)	56	Non-Executive Director

(1)
Member of the Audit Committee

(2)
Member of the Remuneration Committee

(3)
Member of the Nomination Committee

(4)
An "independent director" as such term is defined in Rule 10A-3 under the Exchange Act

Biographical information concerning the members of our Board of Directors is set forth below.

Peter Joseph Kinder Haslehurst

Non-Executive Chairman

Peter has been our Non-Executive Chairman for 10 years having been appointed in March, 2006. Prior to taking up the appointment as Non-Executive Chairman he had been a Non-Executive Director of the Company and a member of the Audit Committee and Remuneration Committee since 2003. On his appointment as our Chairman he was also appointed as Chair of both the Audit and Remuneration Committees and subsequently the Nomination Committee when it was established in July 2013. On May 28, 2015 he stepped down as Chair of the Audit Committee but remains a member of the Audit Committee.

Experience:    Peter has been a Managing Director, Chief Executive and / or Chairman in international manufacturing industries for over 45 years, including most recently as Chairman and Chief Executive of the Brunner Mond Group from 2000 to 2008 and Chairman of Imago at Loughborough Ltd from 2003 to 2009. He was appointed President emeritus of VAI Industries (U.K.), following Chairmanship of VA Tech (U.K.) from 1999 to 2002. Prior to that he was Chief Executive of the EIS Group PLC from 1985 to 1999, building a group of 100 companies in 30 countries involved in aircraft and defense equipment and fluid technology products. From 1969 to 1981 he was Managing Director of Wellman Mechanical Engineering Ltd., the metallurgical plant makers. He was appointed as Chairman of the British Metal Working Plant Makers Association in 1974. He holds a number of current appointments, including Chairman of the Audit Committee of the Institute of Materials, Minerals and Mining, where he was formerly Treasurer and Senior Vice President. He was proud to be made an honorary chief of the Maasai following his services to their tribe as Chairman of Magadi Soda Company in Kenya from 2001 to 2008.

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

Brian Gordon Purves

Chief Executive Officer

Brian was appointed as our Chief Executive Officer at the start of 2002 and has been an Executive Director of the Company and its predecessor since 1996. He was one of the two-man management buy-in team that led the private equity-funded acquisition of British Aluminium (including the core or our current Group) from Alcan in 1996, serving as Finance Director from that date until 2001.

Experience:    Before joining the Company, Brian held several senior positions in the U.K. motor manufacturing industry covering various financial, commercial and general management responsibilities.

Brian has an honours degree in natural philosophy (physics) from the University of Glasgow and a Master of business studies degree from the University of Edinburgh. A Fellow of the Chartered Institute of Management Accountants, he is also a Companion of the Chartered Management Institute.

Andrew Michael Beaden

Group Finance Director

Andrew (Andy) was appointed as Group Finance Director in June 2011 prior to the I.P.O., at which time he was appointed to the Board as an Executive Director. Andy joined the Group in 1997 and became Group Financial Controller in 2002, becoming a member of the Executive Management Board in January 2006. He worked as Director of Planning and Finance from 2008 to 2011.

Experience:    Before joining the Company Andy worked for KPMG, as well as several U.K. FTSE 100 companies in a variety of financial roles.

Andy is a Chartered Accountant and holds a degree in economics and econometrics from Nottingham University.

Joseph Allison Bonn

Non-Executive Director

Joseph (Joe) was appointed as a Non-Executive Director on March 1, 2007, at which time he was also appointed to both the Audit and Remuneration Committees. He has also been a member of the Nomination Committee since its establishment in July 2013.

Experience:    Joe has extensive experience in the aluminum and specialty chemical industry, having worked for Kaiser Aluminium and Chemical Corporation for over 35 years in various senior capacities. Among other appointments in the U.S., he has served on the Board and Executive Committee of the Aluminium Association, the Board of the National Association of Purchasing Management and the International Primary Aluminium Institute Board. He is currently a consultant with Joseph Bonn RE&C Corp.

Joe holds a BS degree from Rensselaer Polytechnic Institute and an MBA degree in Finance from Cornell University.

Kevin Sean Flannery

Non-Executive Director

Kevin was appointed as a Non-Executive Director on June 1, 2007, at which time he was also appointed to both the Audit and Remuneration Committees. He has also been a member of the Nomination Committee since its establishment in July 2013.

Experience:    Kevin has over 40 years of experience in both operational and financial management roles in a variety of industries and has also served in the capacities of Director, Chairman and Chief Executive Officer of several companies in the U.S. He is currently the President and Chief Executive Officer of Whelan Financial Corporation, a company he founded in 1993 that specializes in financial management and consulting. He was formerly the Chairman and Chief Executive Officer of several companies, including RoweCom, Inc., Telespectrum Worldwide and Rehrig United Inc. He currently serves as a director of FPM Heat Treating LLC, a leading provider of heat-treatment processes and Energy XXI, a Bermuda-based oil and gas company. He also served as a director of a number of other corporations between 2005 and 2011. Kevin began his career at Goldman, Sachs & Co and was a senior managing partner of Bear Stearns & Co.

David Farrington Landless

Non-Executive Director

David was appointed as a Non-Executive Director in March 2013 and was appointed to the Audit Committee on 28 March 2013 and the Nomination Committee on 23 July, 2013. He acts as the financial expert on the Audit Committee under the listing rules of the New York Stock Exchange. He was appointed as a member of the Remuneration Committee in January 2015 and on May 28, 2015 he was appointed Chair of the Audit Committee.

Experience:    David started his career with Bowater and Carrington Viyella and joined Courtaulds Plc in 1984. He was appointed a Finance Director in the U.K. and U.S. divisions of Courtaulds Plc from 1989 to 1997 and Finance Director of Courtaulds Coatings (Holdings) Limited from 1997 to 1999. He is currently Group Finance Director of Bodycote plc. He was appointed a Non-Executive Director of Innospec, Inc. on January 1, 2016.

David is a Chartered Management Accountant. He graduated from the University of Manchester Institute of Science and Technology.

Executive Management Board

The members of the Executive Management Board of Luxfer are responsible for the day-to-day management of our company.

The following table lists the names and positions of the members of the Executive Management Board during the year.

Name	Age	Position
Brian Gordon Purves	61	Director and Chief Executive Officer
Andrew Michael Beaden	48	Director and Group Finance Director
Edward John Haughey	60	Divisional Managing Director of MEL Chemicals
David Terence Rix	47	Divisional Managing Director of Magnesium Elektron
Andrew William John Butcher	47	President of Luxfer Gas Cylinders
Linda Frances Seddon(1)	64	Company Secretary and General Counsel

(1)
Linda Frances Seddon retired from Luxfer on March 4, 2016.

Biographical information of the members of our Executive Management Board who are not members of our Board of Directors is set forth below.

Brian Gordon Purves and Andrew Michael Beaden

Please refer to the Board of Directors biographies on pages 90 – 92.

Edward John Haughey

Managing Director of MEL Chemicals

Edward (Eddie) became a member of the Executive Management Board on his appointment as Managing Director of Luxfer's Zirconium business in 2003. Prior to joining Luxfer Group, he was Managing Director of Croda Colloids Limited for Croda International Plc from 1994 to 2003, and has held a series of senior management positions in the Croda Group, BASF and Rhone Poulenc. He holds a BA (Honours) degree in Chemistry.

David Terence Rix

Managing Director of Magnesium Elektron

David was appointed to the Executive Management Board in 2013 on assuming responsibility for Luxfer's Magnesium businesses. He joined Alcan Wire and Conductor in 1991 and moved to Luxfer Gas Cylinders in 1994, holding various sales and marketing positions in Germany, France and Dubai, UAE, before returning to the U.K. He was appointed Managing Director of Luxfer Gas Cylinders in Europe after serving as European Sales Director and was also a member of the Gas Cylinders Divisional Team with strategic responsibility for global marketing. David holds a BA (Honours) degree in business studies, and a diploma from the Chartered Institute of Marketing. He is fluent in French and German.

Andrew William John Butcher

President of Luxfer Gas Cylinders

Andrew (Andy) was appointed as President of Luxfer Gas Cylinders in April 2014. He became a member of the Executive Management Board on January 1, 2014, on his appointment as President designate. He joined Luxfer Gas Cylinders in Nottingham in 1991, before moving to California in 2002, where he led our composite businesses. He was President of Luxfer Gas Cylinders North America from 2009 to 2014. Andy holds an MA degree in Engineering from Cambridge University, and an MBA from Keele University.

Linda Frances Seddon

Company Secretary and General Counsel

Linda has been a member of the Executive Management Board since 2001. She has been Secretary of the Group holding company and legal adviser to the Luxfer Group since 1997. After qualifying as a solicitor in England and Wales in 1976, she spent 14 years in private practice as a solicitor before becoming a legal adviser with Simon Engineering PLC and subsequently legal adviser and company secretary at British Fuels upon its privatization. She has a BA (Honours) degree in Business Law. Linda retired from Luxfer on March 4, 2016.

B.    Compensation

The total amount of compensation paid and benefits in kind granted to the Executive Directors and members of our Executive Management Board for the 2015 fiscal year was $2.6 million. This amount includes bonuses paid to the Executive Directors and members of the Executive Management Board under the annual cash bonus plan, which is described below in Note 3 to Table 3 of the 2015 remuneration report (the "Remuneration Report") below. The annual bonus potential as a percentage of base salary of the members of our Executive Management Board ranged from 60% to 100%. Moreover, details of stock options granted to the Executive Directors and members of our Executive Management Board are provided in Item 6.E.

For the 2015 fiscal year, (i) we and our subsidiaries contributed a total of $0.4 million in respect of our contribution into money purchase plans to provide pension, retirement or similar benefits to our directors and members of the Executive Management Board and (ii) the total increase in accrued pension benefits earned during the 2015 fiscal year (excluding any increase due to inflation) by our Directors and members of the Executive Management Board under the defined benefit plans was less than $0.1 million.

Service Contracts

Other than as mentioned below, the Executive Directors are not entitled to any special arrangements on termination, just their contractual rights and, if appropriate, the Company's standard redundancy policy for all senior management, which provides for compensation based on length of service.

The Company has entered into service contracts with the Executive Directors that are not for a fixed term. Brian Purves' service contract is dated April 9, 1999. His service contract expressly states that he has continuity of employment from when he first joined the Group in March 1996. Andrew Beaden's service contract is dated August 5, 2011 and is effective from the date of his appointment as Group Finance Director on June 1, 2011. His service contract expressly states that he has continuity of employment from when he first joined the Group in 1997.

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

The relevant rules for both the I.P.O. standalone options and the Long-Term Umbrella Incentive Plan ("LTiP"), in which both Executive Directors participate, provide that upon a change in control, all unvested time-based awards will fully vest and become exercisable as applicable and unless determined by the Remuneration Committee, shall lapse on the first anniversary of the change of control if not exercised as applicable. Under the rules of the LTiP all performance-based awards will vest pro-rata based on the performance results to the date of change and the elapsed portion of the performance period.

The Company has entered into letters of appointment with the Non-Executive Directors that are not for a fixed term as it was inappropriate to engage them on a fixed term at the date of their appointment. The appointments are subject to termination with three months' notice to be given at any time by the Company except if they should fail to be re-elected at an AGM when their contract terminates immediately without notice or compensation. The Chairman, Peter Haslehurst's letter of appointment is dated June 27, 2012. Joseph Bonn's letter of appointment is dated February 28, 2007, Kevin Flannery's is dated May 11, 2007 and David Landless' is dated February 20, 2013. Neither the Non-Executive Directors nor the Chairman has any employment rights.

The Remuneration Report was prepared in accordance with our U.K. home-country regulations and is reproduced hereunder in all material respects.

DIRECTORS' REMUNERATION REPORT

Chairman's Letter

Dear Shareholder,

This is my third report to the shareholders pursuant to U.K. regulations governing the way remuneration for directors of quoted U.K. companies is reported and voted upon.

As our Remuneration Policy ("the Policy") was approved by our shareholders at the 2014 annual general meeting ("AGM"), we are not required to put the Policy to you again for three years unless it is amended. The Remuneration Committee ("the Committee") has no proposal to change the way the Directors are remunerated that would currently require shareholder approval. The Committee will be conducting a detailed review of the Policy during 2016 with a view to putting it before shareholders for approval once more at the 2017 AGM.

The Company's Remuneration Policy can be found in a standalone document in the Governance section of the Company's web site www.luxfer.com/governance/.

The Annual Remuneration Report starting on page 98 sets out how the Directors were remunerated in 2015 in accordance with the Policy. As the Committee generally reviews Directors' pay and incentives at the beginning of the financial year, the second half of the report on page 109 also contains details of the decisions already made on the remuneration of our Directors for 2016. The Annual Remuneration Report will be proposed for an advisory vote at the Company's 2016 AGM as required by the relevant U.K. regulations.

The Context of Decisions made during the year

2015 reported profitability was slightly down on prior year, impacted by the dramatic fall in the price of oil reducing demand in several key markets, along with changes to exchange rates reducing both margins on exports into continental Europe, and the translated profitability in U.S. dollars of our European operations. It is worth noting that adjusted EPS and trading profit would be ahead of prior year on constant exchange rates. Good progress, however, was made in those areas that caused difficulty in 2014-15, with decisive action being taken to restructure our Alternative Fuels business, which is no longer loss-making as we entered 2016. We also made significant progress in managing our pension deficit, with some difficult, but necessary, changes implemented. Our 2014 acquisition, Luxfer Magtech, has performed in line with expectations, and the year finished with the exciting product launch of our SoluMag® dissolving alloy.

The Group remains a strong profit generator, and after using cash in the first half of 2014, we have now produced six consecutive quarters of good positive operating cash flow, based on which the Board felt able, in early 2016, to increase the quarterly cash dividend payable to shareholders by 25%.

Major Decisions on Remuneration during the Year

Decisions made affecting 2015 remuneration

The Committee's overall approach to remuneration packages remained the same and followed the Policy approved by shareholders in 2014.

As I explained in my letter last year, recognising the Company's sole listing on the NYSE and, as a consequence, its significant U.S. shareholder base, the Committee and the Board continue to believe that in structuring remuneration packages for the Directors they should consider remuneration practices not only in the U.K. but also in the U.S. This philosophy is not used in relation to executive salaries, which reflect salaries in the country in which the Director resides, but it does influence the structure of the Group's share incentive schemes.

In accordance with the Policy, the Committee undertook a review of the Executive Directors' salaries at the beginning of 2015. Taking into account the 2014 results and the challenges facing the Group in 2015, they determined not to increase their salaries at that stage. For the same reasons, the Non-Executive Directors did not seek an increase in their fees.

No changes were made to the bonus potential of either of the two Executive Directors which remained at 100% of base salary for Brian Purves and 80% of base salary for Andrew Beaden. The main targets of the annual bonus for 2015 remained net cash flow and management trading profit, weighted in 2015 towards management trading profit. The bonus plan also contained a non-financial objective of establishing a revised strategy for the Alternative Fuels business, and the elimination of losses as a run rate before the end of 2015 in that business, key issues for Luxfer in 2015. The non-financial target was achieved and a strong cash flow performance was delivered over the year. The Executive Directors have agreed to take an award of shares in lieu of any cash bonus. Further details of the bonus arrangements and the bonus paid can be found in Table 3, Single Figure, Executive Directors' Remuneration of the Remuneration Report and Note 4 to that table.

I also explained in my letter last year, the focus of the Committee during the latter half of 2014 had been to redesign the way in which performance share incentives were made available. This new structure was implemented in 2015 by the Committee determining a score card of financial goals which they believed were appropriate, and that would, on achievement, lead to increased shareholder value.

The Committee believe they set challenging targets for the performance-based awards to motivate the executives and align the interests of the executive with those of shareholders. Stretch targets required exceptional performance to be achieved. Not all the goals were met at the end of 2015. However, sufficient goals were met to justify an award to both Executive Directors, which it has been decided will be an award of ADS. Further details on the goals to be met during the year leading to awards in 2016 are set out in the section headed Remuneration Report, Awards Granted During the Year and the section headed Implementation of the Remuneration Policy for the Year Ending 31 December 2016 under Long Term Incentives, Table 11 and its Notes.

Decisions affecting 2016

The Committee reviewed the Executive Directors' salaries at its January 2016 meeting in accordance with the Policy. Noting that there had been no increase in 2015, and taking into account the Policy objective to adjust remuneration packages for the Executive Directors to at least the median of the external comparator group, the Committee determined to increase their basic salary by two per cent to avoid falling further behind the median of the comparator group, and in line with general increases in pay in the wider Luxfer U.K. Group. The Committee has also determined the Executive Directors' variable remuneration arrangements for 2016. No change has been made to the basic structure of how bonuses are earned or share awards made. The focus remains on improving trading profit, adjusted EPS and net cash flow, with annual bonus goals also including organic growth and the goals leading to the award of share incentives also including value-enhancing inorganic growth. The Committee has determined this year to set a goal for the Additional Percentage Bonus permitted under the Policy, providing the Executive Directors with the ability to earn an additional bonus. A summary of the Executive Directors' salary and incentive arrangements for the financial year 2016 can be found under the section headed Implementation of the Remuneration Policy for the Year Ending 31 December 2016 on pages 109 to 111 of the Remuneration Report.

The progressive restrictions for higher-earners on tax-free pension contributions in the U.K. has caused the Committee to review pension provisions for the Executive Directors and U.K.-based senior managers. Generally available reports and surveys of market practice by, among others, PricewaterhouseCoopers LLP and the Company's actuaries, indicate that payment of a cash supplement to allow such executives to build up their own pension provision is becoming the norm in the U.K. The Committee has therefore concluded that from April 2016, the Executive Directors (along with other senior management) will receive a cash supplement calculated at a flat rate percentage of base salary, which will not exceed the percentage of salary referred to in the current Policy. Moving to a salary supplement is not expected to materially increase the costs of the Company, and will in fact reduce future costs such as age-related increases, and simplify administration. Further details of how this will operate can be found under the section headed Implementation of the Remuneration Policy for the year ending 31 December 2016 on pages 109 to 110 of the Remuneration Report under Pension Arrangements.

The Committee looks forward to gaining your support for the Annual Remuneration Report at the 2016 AGM.

P J K Haslehurst

CHAIRMAN OF THE REMUNERATION COMMITTEE

15 March 2016

Remuneration Report

2015 Remuneration Report
(subject to advisory vote by the shareholders at the 2016 AGM)

This report has been compiled in accordance with the U.K. 'The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendments) Regulations 2013'. As required by the Regulations, the report will be proposed for an advisory vote at the 2016 AGM. The approved Remuneration Policy can be found on the Company's website at www.luxfer.com/governance/.

The Remuneration Committee, its Activities and Responsibilities

David Landless joined the Remuneration Committee at the beginning of 2015. The members of the Committee during the year are set out below.

Table 1

Members of Committee during 2015		Meetings attended
Peter Haslehurst	Non-Executive Director and Chairman (Chair)	4
Joseph Bonn	Non-Executive Director	4
Kevin Flannery	Non-Executive Director	4
David Landless	Non-Executive Director	4
Total number of meetings in 2015		4

The Company Secretary acts as secretary to the Committee. Brian Purves normally attends all the meetings, at least in part.

The Committee is responsible for determining and agreeing with the Board the framework on executive remuneration and its costs. The Committee's written Terms of Reference can be accessed in the Governance section of the Company's website www.luxfer.com/governance/.

During 2015 among the matters dealt with by the Committee were the following:

Table 2

January 2015

▪

Consideration as to whether, and to what extent, the Executive Directors' bonus targets for 2014 had been met;

▪

Determination of the Executive Directors' annual bonus targets for 2015;

▪

Annual review of the Executive Directors' and Company Secretary salaries;

▪

Setting of goals to be met by the Executive Directors which if met would lead to time-based share awards in 2016;

▪

Determination to settle RSU granted under the LTiP by combination of cash and shares;

▪

Delegation of authority to Chief Executive Officer to make awards under the LTiP over a defined number of shares to junior and middle management in his sole discretion.

February 2015	▪ Review of 2014 Remuneration Report for subsequent approval by the Board.

May 2015	▪ Determination under the LTiP as to whether certain employees were to be permitted to retain unvested nominal cost options on termination of employment;
▪ Determination of vesting date for share awards to be granted under the LTiP.

July 2015

▪

Review of Executive Directors' salary postponed from January 2015;

▪

Confirmation of intention to make potential awards in 2016 to certain management on achievement of goals in 2015, and to new management.

Advisors to the Committee

The Committee has access to independent advice when it considers it requires such advice. PricewaterhouseCoopers LLP ("PwC") HR Services provided advice on remuneration reporting and long term incentive design during 2014 and early 2015. PwC were subsequently appointed as the Company's auditor in the middle of 2015 after a competitive tender. It was determined that PwC HR Services could continue to provide advisory and benchmarking services, subject to a case-by-case independence review and the Company's non-audit service approval process. The cost of advice by PwC HR Services provided during 2015 was $33,774 (2014: $42,801). Although the Committee have not made a specific determination to the effect, they are satisfied that PwC HR Services provides independent and professional advice. PwC is a member of the Remuneration Consultants Group and is signed up to the Group's Code of Conduct.

The Chief Executive Officer provides information and his views on remuneration packages for the Executive Directors which the Committee take into consideration in the course of their deliberations.

REMUNERATION RECEIVED BY THE DIRECTORS FOR THE YEAR ENDED 31 DECEMBER 2015
(Information in this part of the Remuneration Report is audited unless stated otherwise)

Single Figure

The tables below set out an analysis of each Director's total remuneration for 2015. Total remuneration reflects both the performance of the Company and the contribution made by each Director to the continued success of the Company.

Executive Directors' Remuneration

Table 3

U.S.$ NOTE 1	YEAR	Salary NOTE 2	Taxable Benefits NOTE 3	Annual Bonus NOTE 4	Long-Term Incentive Awards NOTE 5	Other Share Awards NOTE 6	Pensions Contributions NOTE 7	Total
Brian Purves	2015	594,672	30,469	0	0	232,779	163,437	1,021,357
	2014	642,018	32,369	0	0	2,401	176,532	853,320
Andrew Beaden	2015	312,584	24,414	0	0	116,869	66,109	519,976
	2014	337,471	25,148	0	0	2,401	74,099	439,119

Table compiled in accordance with the U.K. 'The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013'.

Notes to the Executive Directors' Single Figure Table 3:

Note 1

Exchange rates—Salary, Taxable Benefits and Annual Bonus are determined and paid in GBP sterling and translated into U.S. dollars at the average exchange rate for the year $1.5248:£ as used for the Consolidated Financial Statements. For consistency, the 2014 amounts remain as reported last year translated at the average exchange rate used for that year of $1.6462:£. Pension Contributions are made in GBP sterling and translated into U.S. dollars at the 2015 year-end exchange rate of $1.4738:£. The lower exchange rate of GBP sterling against the U.S. dollar in 2015 has caused the 2014 comparative amounts in the above table to appear inflated over and above the 2015 amounts.

Note 2

Salaries—As Brian Purves and Andrew Beaden are paid in GBP sterling and their salaries are translated as set out in Note 1, the salary amounts will differ from those shown in the 2014 Annual Remuneration Implementation Report for the coming year 2015 which were based on the 2014 year-end exchange rate. The actual GBP sterling amounts in 2015 were Brian Purves £390,000 (2014: £390,000) and Andrew Beaden £205,000 (2014: £205,000) reflecting no change in their base salary 2014 to 2015 as reported in the Chairman's letter.

Note 3

Taxable Benefits—For Brian Purves, this comprised: car allowance $27,666 medical insurance $2,275 and dental insurance $528 and for Andrew Beaden comprised car allowance $21,042, medical insurance $2,844 and dental insurance $528. Taxable benefits are valued at their GBP sterling taxable value. The actual GBP sterling amounts were Brian Purves 2015 £19,982 (2014: £19,663) and Andrew Beaden 2015 £16,011 (2014: £15,276).

Note 4

Annual Bonus—For the 2015 financial year, the annual cash bonus plan was based on the achievement of two short term financial performance goals, profit performance and cash performance (two of the key strategic performance indicators used by the Company to assess its development against its financial objectives during the year), measured against the annual budget. The non-financial goal concerned a revised strategy for the Alternative Fuel business and the elimination of losses in that business by the year-end. The bonus was weighted towards the achievement of the management profit target, which required a material improvement over the prior year outcome. The cash target set was aggressive. The Non-Executive Directors decided not to offer the Additional Percentage Bonus to the Executive Directors for 2015.

Summary of the annual bonus potential as a percentage of base salary of each of the Executive Directors for 2015:

Table 3 (a)

	Maximum Annual bonus (number of points available and % of salary)	Management Trading Profit (sliding scale between threshold, target and stretch)(1)	Net Cash Flow (sliding scale target and stretch)(2)	Non-financial objective	Bonus outcome 2015(3)
Number of points available	1,200	200 - 700	200 - 300	200	444
Brian Purves	100%	16.7% - 58.3%	16.7% - 25%	16.7%	—	(3)
Andrew Beaden	80%	13.3% - 46.7%	13.4% - 20%	13.3%	—	(3)

(1)
The management trading profit goal is adjusted to remove the net impact of restructuring and rationalisation expenditure from the calculation to avoid discouragement to cut costs if such action would be appropriate.

(2)
The net cash flow goal was pre-financing (debt or equity issuance and associated costs), pre-dividend and is adjusted to eliminate the effect of acquisitions and disposals made during the financial year.

(3)
By agreement with each of Brian Purves and Andrew Beaden, an award of restricted shares will be made in lieu of cash bonus, with the number of shares subject to the award to be determined based on our share price after the release of these Consolidated Financial Statements.

The performance of the Company during the year included trading profit of $42.3 million (2014: $44.8 million) and net cash flows from continuing operations of $52.8 million (2014: $23.0 million).

The Board has considered whether to include in this report the targets which applied to the bonus arrangements for the Executive Directors in 2015 but has determined that these amounts are commercially sensitive.

Note 5

The Long Term Incentive Awards—The 2015 Single Figure: No performance awards were granted during 2015. The Executive Directors were, however, working to achieve goals which would lead to the grant of time-based awards in 2016 if achieved as described in the Chairman's Letter. Certain of the targets were achieved leading to grants to be made in 2016. Details of the grants to be made can be found in the Implementation of the Remuneration Policy for the Year Ending 31 December 2016, Long Term Incentives on pages 110 to 111 of this report. No performance awards vested in 2015 so no value is ascribed to them in the Single Figure table.

Note 6

Other Share Awards—These comprise the following:

  ▪
  the value of the restricted shares to be awarded in respect of 2015 performance ($231,366 for Brian Purves and $115,683 for Andrew Beaden).

  ▪
  the value ascribed to the Matching Shares awarded to Brian Purves and Andrew Beaden under the Company's U.K. All Employee Share Investment Plan ("SIP"), as further explained below:-

Table 3b

	Monthly contribution from salary during 2015 (£)	No. of Partnership Shares purchased June 2015 @ average price of $12.49 each ADS	No. of Matching Shares awarded June 2015	No. of Partnership Share purchased December 2015 @ average price of $10.3980 each ADS	No. of Matching Shares awarded December 2015	Dividends shares acquired from dividend reinvestment during 2015	Total shares accumulated in SIP during 2015
Brian Purves	150	110	55	130	65	11	371
Andrew Beaden	125	92	46	108	54	11	311

Matching Shares are forfeit if Partnership Shares are not held for 3 years or if the participant leaves employment of the Group unless under good leaver circumstances such as retirement. Dividends are automatically reinvested. The reduction in value year on year in the Single Figure table reflects the change for the full year of Matching ADS gifted from one Matching share for each ADS Partnership share purchased to one Matching share for every two Partnership shares purchased.

Note 7

Pension—Further details on pension contributions can be found on pages 108 and 109 of this report in the section titled Pension Arrangements and Tables 7 and 8.

Non-Executive Directors' Remuneration

None of the Non-Executive Directors (including the Chairman) received taxable benefits, annual bonus, long-term incentive awards (exceeding one year) or pension contributions during the year.

Table 4

U.S.$ NOTE 1	YEAR	BASE FEE NOTE 1	Other Fees (Fees in the form of share awards) NOTE 2	Total
Peter Haslehurst	2015	157,054	75,202	232,256
	2014	169,559	82,763	252,322
Joseph Bonn	2015	77,500	36,945	114,445
	2014	77,500	37,785	115,285
Kevin Flannery	2015	77,500	36,945	114,445
	2014	77,500	37,785	115,285
David Landless(2)	2015	77,500	37,451	114,951
	2014	77,500	66,916	144,416

Table compiled in accordance with the U.K. 'The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendments) Regulations 2013.

Notes to Non-Executive Directors' Single Figure Table 4:

Note 1

The Chairman's base fee is determined and paid in GBP sterling and translated at the average exchange rate of $1.5248:£ for 2015 (2014: $1.6462:£). The actual GBP sterling figure paid for 2015 was £103,000 (2014: £103,000). The lower U.S. dollar amount for his fees for 2015 compared to 2014 reflects the difference in the exchange rate used to translate the fees to U.S. dollars.

The base fees of the other Non-Executive Directors are determined in U.S. dollars.

The base fee of David Landless, although determined in U.S. dollars, is paid in GBP sterling translated at the exchange rate reported in the Financial Times on the 5th of each month prior to payment. Actual payments received by David Landless for 2015 aggregated to £50,586 (2014: £46,855). The increase in GBP sterling payments reflect the change in the exchange rates from which David Landless benefited as his fees were not formally increased by the Company consistent with none of the Directors receiving an increase in fees during 2015.

Note 2

2015 Single figure:

The value of the Other Fees in the Single Figure table is calculated as follows:

  ▪
  An element of the fees received by the Chairman and the other Non-Executive Directors are delivered as time-based restricted stock unit ("RSU"). The award value is a fixed percentage of their Base Fee (50%) as provided in the Director Equity Incentive Plan ("EIP") less the issue price of the ADS of £0.50 translated into U.S. dollars at the exchange rate on the grant date of $1.5259:£ (76 cents). Awards were made immediately after the 2015 AGM and vest immediately before the 2016 AGM. The number of RSU was calculated using the closing price of each ADS on the NYSE ($12.23) the day before the award was made. (The 2014 comparative amount for David Landless includes the awards he would have received for 2013 had he been a Non-Executive Director for more than six months at the date of the 2013 AGM and is therefore greater than those of the other Non-Executive Directors for that year.) The number of awards received by each

    Non-Executive Director is set out in Table 5 Awards Granted During the Year—Non-Executive Directors Under the Director Equity Incentive Plan (EIP).

  ▪
  The RSU awards carry with them the right to receive accumulated dividend during the period of the award, in shares. The dividends are not credited until the award vests. The Other Fees amount includes the value of the dividends vested and paid on the 2014 RSU fee awards that vested immediately before the 2015 AGM. The value of the awards themselves was included in the Single Figure for 2014 as they were time-based awards (see below). The dividend shares were valued at the Closing Price of each ADS on the NYSE on the date of vesting, being $12.54, less the issue price of £0.50 translated at the date of vesting at an exchange rate of $1.5331:£ (76 cents). The number of dividend shares and their value were:

Table 4 (a)

Non-Executive Director	Dividend shares allocated	Value of dividend less nominal cost of share $
Peter Haslehurst	116	1,366
Joseph Bonn	52	612
Kevin Flannery	52	612
David Landless	95	1,118

LUXFER SHARE INCENTIVE PROGRAMS

Luxfer has a number of share incentive plans designed to align the interests of its Directors, managers and employees, with the interests of its shareholders, and to act as retention tools.

The plan under which awards are granted to the Executive Directors on an on-going basis is the Luxfer Holdings PLC Long-Term Umbrella Incentive Plan ("LTiP"). Awards, which are considered part of their fees, are made to the Non-Executive Directors under the Non-Executive Directors Equity Incentive Plan ("EIP"). The Executive Directors also participate in the Company's All Employee Share Plan ("SIP") open to all U.K. employees. In the U.S. the Company has established an Employee Share Purchase Plan ("ESPP") open to all U.S. employees. Currently there are no eligible Executive Directors to participate, however, members of the Company's Executive Management Board and senior managers based in the U.S. participate in the ESPP.

LTiP:    The LTiP was adopted for the I.P.O. in 2012. It is used to grant awards not only to the Executive Directors but also senior and junior managers in the Luxfer Group. A variety of different awards can be granted under the LTiP. To date, it has been used to grant time-based nominal cost options to U.K. employees including the Executive Directors, performance-based nominal cost options and market value options to the Executive Directors and other senior U.K. employees and time-based and performance restricted stock units to U.S. managers and managers from other countries in which the Luxfer Group operate. The maximum value of awards under the rules of the LTiP that can be granted to the Chief Executive Officer is 150% of salary, and to the Group Finance Director is 120% of salary. These maximum values are reflected in the Policy.

ESOP 2007:    In 2007, prior to the 2012 I.P.O. and as part of the re-organisation the Company underwent in that year, it implemented The Luxfer Holdings Executive Share Options Plan ("ESOP 2007"). All but one of the awards made under the 2007 Plan have now been exercised. The remaining award is vested. Although originally made over the ordinary shares, subsequent to the I.P.O. the Trustees, who hold the shares in the employee benefit trust ("EBT") to satisfy awards under the Company's long term incentive plans, were requested to transfer their ordinary shares into the ADR program. The remaining option holder,

Andrew Beaden, must exercise options by ten years from the date of grant which will be August 2021. The Trustees have agreed to make available for use under the various LTiP grants any remaining shares held in the EBT after the satisfaction of the remaining options. Further details on the EBT and the 2007 Plan can be found in Note 30 to the Consolidated Financial Statements.

I.P.O. Options:    As part of the I.P.O. in October 2012, stand-alone option grants were made over ADS to the Executive Directors, Non-Executive Directors and certain other key executives seen as critical to the Company's future success on completion of the I.P.O. Of these options, 40% vested on grant and the remaining awards vested in equal tranches over the following three years. The final tranche vested in October 2015. Awards are exercisable up to 7 years from the date of grant. No dividend shares are allocated on these awards, either before or after vesting, whilst unexercised. Both Brian Purves and Andrew Beaden have I.P.O. options. The exercise price is the I.P.O. price of $10 per ADS.

EIP:    Annual awards are made under the EIP to Non-Executive Directors as part of their fees. The value of the award is 50% of the base fee of a Non-Executive Director. These awards are made the day after the annual general meeting ("AGM") of the Company in each year and vest the day before the following AGM. Annual awards are usually made as restricted stock units. They are paid out immediately on vesting, together with dividends which have been accumulated during the vesting period. The EIP also provides for an award to be made to new Non-Executive Directors on joining the Company. Such awards are normally restricted stock awards vesting in equal tranches over a three-year period. New Non-Executive Directors cannot participate in the annual awards until they have served six months, however, the awards they would have earned from the date of appointment are added to the next annual award provided they remain in position.

Copies of the LTiP, ESOP 2007, I.P.O. Options and EIP plans mentioned above are filed on the Company's file at the SEC.

AWARDS GRANTED DURING THE YEAR

Executive Directors' Awards Under the LTiP

As 2015 was the first year of the new structure for performance share awards to the Executive Directors, no grants were made during the year. Instead, consistent with the redesigned structure of awards, the Committee set a score card of goals to assess performance consisting of management trading profit, net cash flow and fully diluted EPS which if attained at the end of 2015 would lead to the granting of nominal cost options to both Brian Purves and Andrew Beaden in 2016. The Committee decided it was inappropriate for 2015 to include a non-financial goal particularly as there was one included for the 2015 annual bonus. All three metrics were measurable at interim, goal and stretch, the achievement of which would allow between 50% and 150% of the potential awards to be earned. Although two of the metrics, management trading profit and net cash flow, were the same as under the annual bonus plan for 2015, they had different weightings to that of the 2015 bonus arrangements. 20% of the potential awards were earned.

The value of the grants will appear in the Single Figure table for 2016. The number, and details of the terms, of the proposed grants are set out in the section headed Implementation of the Remuneration Policy for the Year Ending 31 December 2016 under Long Term Incentives, Table 11 and its Notes.

The Committee believe they set challenging targets to motivate the executives and align the interests of the executives with those of shareholders. Stretch targets would have required exceptional performance.

Non-Executive Directors Under the Director EIP

Table 5

Chairman or Non- Executive Director	Date of Grant	Basis of Aggregate Awards Granted	Share Price at Date of Grant $	Type of Award	No. of Shares Granted	Face Value of Award $	(1)Issue Price per ADS & in Aggregate $	Vesting Date	% of Face Value That Would Vest
Peter Haslehurst	29 May 2015	50% of annual fee for 2015	12.23	Restricted Stock Unit	6,439	78,748	0.76 each ADS Aggregate 4,913	Day before 2016 AGM	On vesting date 100%
Joseph Bonn	29 May 2015	50% of annual fee for 2015	12.23	Restricted Stock Unit	3,168	38,750	0.76 each ADS Aggregate 2,417	Day before 2016 AGM	On vesting date 100%
Kevin Flannery	29 May 2015	50% of annual fee for 2015	12.23	Restricted Stock Unit	3,168	38,750	0.76 each ADS Aggregate 2,417	Day before 2016 AGM	On vesting date 100%
David Landless	29 May 2015	50% of annual fee for 2015	12.23	Restricted Stock	3,168	38,750	0.76 each ADS Aggregate 2,417	Day before 2016 AGM	Each vesting date 100%

(1)
The issue price of £0.50 each ADS has been translated at the U.S. dollar Financial Times exchange rate for 29 May 2015, the date of grant, of $1.5259:£

OUTSTANDING SHARE AWARDS DURING 2015

Executive and Non-Executive Directors

No awards were granted during 2015 to the Executive Directors. Awards earned in 2015 and granted in 2016 can be found on page 110. All awards are over ADS not the underlying ordinary shares.

Table 6

Executive Directors	Award Scheme, Type & Grant	Grant Date	Exercise Price/ Nominal Cost Each Award		No. of available Awards 1 Jan 2015	Exercised/ Settled During the Year	No. of Available Awards 31 Dec 15	No. of Options Vested 1 Jan 2015	No. of Options Vested/ (lapsed) During Year	Total No. Options Vested Awards 31 Dec 2015	No of Available Unvested Awards(4)	Remaining Vesting/ Settlement Dates	Exercise Period
Brian Purves	I.P.O. Options	2 Oct '12	$10.00		179,200	0	179,200	143,360	35,840	179,200	0	All vested	To 1 Oct '19
	LTiP 2013 Options TB	31 Jan '13	£0.50	(1)	7,900	0	7,900	2,633	2,633	5,266	2,634	31 Jan '16	Vesting to 30 Jan '18
	MV	31 Jan '13	$12.91		22,100	0	22,100	7,366	7,367	14,733	7,367	31 Jan '16	Vesting to 30 Jan '18
	Perf: EPS and TSR target	31 Jan '13	£0.50	(1)	31,500	0	26,250	5,250	(5,250)	5,250	21,000	31 Dec '16 31 Dec '17	Vesting to 30/01/20
	LTiP 2014 Perf(3)	20 March '14	£0.50	(1)	28,000	0	14,000	0	(14,000)	0	14,000	20 March '16 20 March '17	Vesting to 19 March '21
Totals					268,700		249,450	158,609	26,590	204,449	45,001
Andrew Beaden	ESOP 2007	3 August '11	£2.00	(1)	59,020	0	59,020	59,020	0	59,020	0	All vested	To 3 August '21
	I.P.O. Options	2 Oct '12	$10.00		69,000	0	69,000	55,200	13,800	69,000	0	All vested	To 1 Oct '19
	LTiP 2013 Options TB	31 Jan '13	£0.50	(1)	3,200	0	3,200	1,066	1,067	2,133	1,068	31 Jan '16	Vesting to 30 Jan '18
	MV	31 Jan '13	$12.91		9,100	0	9,100	3,033	3,033	6,066	3,034	31 Jan '16	Vesting to 30 Jan '18
	Perf: EPS and TSR target	31 Jan '13	£0.50	(1)	13,000	0	10,833	2,166	(2,167)	2,166	8,667	31 Dec '16 31 Dec '17	Vesting to 30 Jan '20
	LTiP 2014 Perf(3)	20 March '14	£0.50	(1)	11,800	0	5,900	0	(5,900)	0	5,900	20 March '16 20 March '17	Vesting to 19 March '21
Totals					165,120		157,053	120,485	9,833	138,385	18,669
Non-Executive Directors
Peter Haslehurst	I.P.O. Options	2 Oct '12	$10.00		40,400	0	40,400	32,320	8,080	40,400	0	All vested	Vesting to 1 Oct '19
	EIP 2014 RSU	30 May '14	£0.50	(1)	4,573	4,689	0	—	—	—	—	—	—
	EIP 2015 RSU	29 May '15	£0.50	(1)	0	0	6,439	—	—	—	6,439	Day before 2016 AGM	—
Totals					44,973	4,869	46,839	32,300	8,080	40,400	6,439
Joseph Bonn	I.P.O. Options	2 Oct '12	$10.00		20,000	0	20,000	16,000	4,000	20,000	0	All vested	vesting to 1 Oct '19
	EIP 2014 RSU	30 May '14	£0.50	(1)	2,086	2,138	0	—	—	—	0	—	—
	EIP 2015 RSU	29 May '15	£0.50	(1)	0	0	3,168	—	—	—	3,168	Day before 2016 AGM	—
Totals					22,086		23,168	16,000	4,000	20,000	3,168
Kevin Flannery	I.P.O. Options	2 Oct '12	$10.00		20,000	0	20,000	16,000	4,000	20,000	0	All vested	Vesting to 1 Oct '19
	EIP 2014 RSU	30 May '14	£0.50	(1)	2,086	2,138	0	—	—	—	0	—	—
	EIP 2015 RSU	29 May '15	£0.50	(1)	0	0	3,168	—	—	—	3,168	Day before 2016 AGM	—
Totals					22,086	2,138	23,168	16,000	4,000	20,000	3,168
David Landless	EIP 2014 RSU	30 May '14	£0.50	(1)	3,772	3,867	0	—	—	—	0	—	—
	EIP 2015 RSU	29 May '15	£0.50	(1)	0	0	3,168	—	—	—	3,168	Day before 2016 AGM	—
Totals					3,772	3,867	3,168				3,168

  Key to Table 8: TB = Time-based; MV =Market Value; Perf. = Performance awards; RSU= restricted stock unit paid out on vesting

  Notes Table 6

(1)
Where the exercise price / nominal cost is indicated in GBP sterling, in so far as it is required to be translated into U.S. dollars for the purpose of the exercise / settlement, it is translated at the $:£ exchange rate reported in the Financial Times for the date of exercise / settlement.

(2)
I.P.O. Options, ESOP 2007 and LTiP Awards: Brief details of these plans can be found in the section Luxfer Share Incentive Programs on pages 104 to 105 above.

(3)
Up to 50% additional shares are available for achievement of a stretch target.

(4)
LTiP 2013: Time-based and performance awards accumulate dividend shares until vesting only, which shares are added to the award when the option is exercised. Performance targets on the performance awards are divided equally between EPS and TSR.

(5)
LTiP 2014: Awards vest in equal tranches over three years, dependent on the attainment of a specified Group EPS in each year comprising threshold, target and stretch (as set out and defined in the grant) measured on 31 December in each of 2015, 2016 and 2017. Vesting is on the date the Committee determines the EPS performance goal(s) are met. If EPS goals are not attained on the specified measurement date the awards for that period lapse. In respect of each performance period, the number of awards that vest are as follows: below threshold Nil vesting; threshold to target 50%; target 100%; and between target and stretch, straight line vesting between 100% and 150% and stretch or above 150%. The awards must be held for a minimum of three years from the date of grant before sale (other than to fund the exercise price and tax liabilities on a vesting or exercise). Awards accumulate dividend shares until vesting which are added to the award on exercise.

(6)
EIP 2014 and EIP 2015 annual awards are settled immediately on vesting, together with dividends which have been accumulated during the vesting period. As a result the awards shown as settled in the year in the table are a greater number than the awards shown as outstanding at the beginning of the year, the difference being the dividend ADS. The 2014 awards were settled in 2015 net of payroll taxes.

PENSION ARRANGEMENTS

Pension arrangements for the Executive Directors are reviewed annually to ensure that the benefits are consistent with market practice. The Group's contributory pension arrangements consist of both defined benefit and defined contribution arrangements. The pensions for the Executive Directors who were Directors during the year were provided partly by the defined benefit and partly by registered defined contribution arrangements and an allocation to an unfunded unapproved retirement benefit plan ("UURBS") accrued by the Company.

Benefits provided by the Luxfer Group Pension Plan ("the Plan") will cease to accrue from 5 April 2016, following the agreement, reached during 2015, to close the Plan to future accrual from this date. The main features of the defined benefit arrangements are currently:

  ▪
  A normal retirement age of 65;

  ▪
  Accrual on a career average basis each year of 1.50% of pensionable earnings for a member contribution of 9.8% or 1.31% for a member contribution of 7.4%;

  ▪
  Pensionable earnings are limited to a plan-specific annual earnings cap of £76,000 p.a. from 6 April 2015 (£76,000 p.a. for 6 April 2014 to 5 April 2015);

  ▪
  A spouse's pension on death and a lump sum payment on death in service.

Details of the accrued pension entitlements of the Executive Directors under the defined benefit arrangement during 2015, and payments made to the defined contribution arrangement during 2015, are set out in the tables below.

Directors' Remuneration and Benefits for the Year Ended 31 December 2015 and 2014

Table 7

	2015
Executive Directors	Defined Benefit	Funded Defined Contribution	Unfunded Defined Contribution	Total
Brian Purves	—	—	$163,437	$163,437
Andy Beaden	$16,078	$45,972	$4,059	$66,109

	2014
Executive Directors	Defined Benefit	Funded Defined Contribution	Unfunded Defined Contribution	Total
Brian Purves	—	—	$176,532	$176,532
Andrew Beaden	$21,684	$52,415	—	$74,099

  Exchange rate used in Table 7 above: $1.5248:£ over 2015
  Exchange rate used in Table 7 above: $1.6462:£ over 2014

  Notes to Table 7:

(1)
The values of the increase in defined benefit pension in excess of inflation has been calculated on the basis set by legislation, less contributions paid by the Directors themselves.

Pension Benefits for the Years Ended 31 December 2015 and 2014

Table 8

Executive Directors	Accrued Pension as at 31 December 2015	Accrued Pension as at 31 December 2014
Brian Purves	$51,502 p.a.	$54,047 p.a.
Andrew Beaden	$33,897 p.a.	$33,778 p.a.

Exchange rates used in Table 8 above: $1.4738:£ as at 31 December 2015, $1.5583:£ as at 31 December 2014.

Notes to Table 8:

(1)
The accrued benefit is the total defined benefit pension which would be paid annually on retirement based on service to, and salary, at the end of the year. It includes the longevity adjustment factor that applies to benefits earned from 6 October 2007.

(2)
Brian Purves began drawing his pension from the defined benefit pension plan on 17 January 2015. His pension in payment at this date (before commutation) was $51,502 p.a. (calculated on the 2015 year-end exchange rate)

Implementation of the Remuneration Policy for the Year Ending 31 December 2016 (Information not subject to audit unless stated otherwise)

Set out below is a summary of how the Directors' Remuneration Policy will be applied during the year ending 31 December 2016.

Base Salary

Table 9

	2016 $	2015 $	% increase(2)
Brian Purves(1)	606,565	594,672	2%
Andrew Beaden(1)	318,836	312,584	2%

Notes to Table 9:

(1)
The 2016 salary of Brian Purves and Andrew Beaden has been translated at the 2015 average U.S. dollar exchange rate of $1.5248:£, the same exchange rate as the 2015 salary to aid comparison. Further details on the 2015 salaries can be found in the Notes 1 & 2 to Table 3 Single Figure Executive Directors' Remuneration.

(2)
The increase in salary for both Executive Directors is consistent with average increases to management in the Luxfer U.K. Group and follows a nil increase in 2015.

Pension Arrangements

As explained in the Chairman's letter, the Group's U.K. contributory defined benefit pension plan will be closed to future accrual on 5 April 2016. Andrew Beaden will continue to participate in the Group's defined benefit pension plan up to the salary cap applied by the rules of the plan and the Group U.K. defined contribution pension plan until 5 April 2016 at which point he will become a deferred member of the defined benefit pension plan. Until 5 April 2016, Brian Purves will continue to receive an allocation or payment to an unregistered unapproved savings arrangement based on contributions the Company would have made to the defined benefit and defined contribution pension plans had he been a member of those pension plans.

After 5 April 2016, the Executive Directors will receive a cash supplement calculated at a flat rate percentage of base salary. Andrew Beaden, at his discretion, will be permitted to make voluntary payments into the group defined contribution pension plan. The cash supplement will not exceed the percentage of salary set out in the approved Policy.

Annual Bonus

In line with the Policy, the standard annual bonus for Brian Purves, as Chief Executive Officer, will continue to be capped at 100% of base salary and for Andrew Beaden, as Group Finance Director, 80% of base salary. As in previous years the bonus targets are based on a combination of two financial performance targets, management trading profit and net cash flow pre-dividend. It will be calculated on a points system with a maximum of 1,200 points available to be earned. Points are earned on a sliding scale as follows:

The Committee has used its discretion in 2016 to add an additional percentage bonus of 50% of base salary for Brian Purves and 40% for Andrew Beaden for hitting certain strategic objectives.

The Committee intends to disclose the financial performance targets retrospectively in a subsequent years' Annual Remuneration Report provided they are no longer considered commercially sensitive.

Long Term Incentives

Table 10

	Maximum Annual Bonus (% of salary)	Management Trading Profit (sliding scale between threshold, target and stretch)	Net Cash Flow (pre-dividend)
	Points	200 - 800	100 - 400
Brian Purves	100%	16.7% - 66.7%	8.3% - 33.3%
Andrew Beaden	80%	13.3% - 53.3%	6.7% - 26.7%

In 2015 the Committee set profit, cash flow and EPS targets as described in Executive Director Awards Under the LTiP on page 105. The cash flow targets were achieved at threshold level leading to the grant in 2016 of time-based awards as follows:

Table 11

	Possible Award	Awards to be made in 2016
Brian Purves	67,500	13,500
Andrew Beaden	28,200	5,460

Consistent with the redesigned structure of awards described in the Chairman's Letter, the Committee has set goals which if attained in 2016 will lead to the granting of nominal cost options to both Brian Purves and Andrew Beaden in 2017. The Committee has set a score card of metrics to assess performance consisting of an EPS target, a cash flow target, and a target to support the inorganic growth strategy of the Company.

The options to be granted in 2016, and, if the 2016 goals are achieved, those to be granted in 2017, will be time-based nominal cost options vesting in equal tranches over three years from the date of grant and will be subject to claw back in the event of a misstatement of the Consolidated Financial Statements on which they were earned leading to an incorrect award. All ADS resulting from the awards must be held for a minimum of three years from the date of grant whether or not vested, effectively four years from the setting of the targets (other than to fund the exercise price and tax liabilities on a vesting or exercise). The maximum value of awards that can be granted is 150% of base salary for the Chief Executive Officer and 120% of base salary for the Group Finance Director as set out in LTiP rules and the approved Policy Report.

Non-Executive Directors

Summary of how the Directors' Remuneration Policy for the Non-Executive Directors will be applied during the year ending 31 December 2016.

The Board decide on the approach to compensating the Non-Executive Directors. The percentage of awards made as fees is fixed in the EIP.

Table 12

	2016 $ Base Fee	2015 $ Base Fee	% Increase Base Fee	Value of Share Awards % of Base Fee 2016	Value of Share Awards % of Base Fee 2015
Peter Haslehurst	160,195	157,054	2%	50%	50%
Joseph Bonn	79,050	77,500	2%	50%	50%
Kevin Flannery	79,050	77,500	2%	50%	50%
David Landless	79,050	77,500	2%	50%	50%

Notes to Table 12:

(1)
Base fees for Peter Haslehurst are determined in GBP sterling and translated at the average U.S. dollar exchange rate for 2015 of $1.5248:£ consistent with the financial statements.

(2)
Further details on the 2015 fees and share award fees can be found in the Notes to Table 4 Single Figure—Non-Executive Directors' Remuneration.

Payment to Past Directors and Payment for Loss of Office (audited)

No payments to past Directors or payment for loss of office were made during 2015 and 2014.

Directors' Interests in Shares in the Company (audited)

Table 13

	American Depository Shares (1 ADS=£0.50 ord.) Held at 1 Jan 2015 No.	American Depository Shares (1ADS=£0.50 ord.) Held at 31 Dec 2015 No.
Brian Purves	650,291	650,662
Andrew Beaden	91,293	91,604
Peter Haslehurst	132,517	134,938
Joseph Bonn	1,329	3,300
Kevin Flannery	11,329	12,533
David Landless	640	3,295

Notes to Table 13:

(1)
Brian Purves, Andrew Beaden and Peter Haslehurst hold a substantial number of shares as ordinary shares not yet having translated them to ADS. For ease of comparison the table shows their interests as ADS. Those shares acquired during the year have been acquired as ADS.

(2)
The shares identified as held by Brian Purves include his beneficial holding through connected persons and the 664 shares held in the SIP (2014: 293). 266 of the ADS held in the SIP are Matching Shares. Certain of the ADS held in the SIP are subject to forfeiture as explained in Note 6 to the Single Figure table 3 on page 100.

(3)
The shares identified as held by Andrew Beaden include shares held by connected persons and the 604 shares held in the SIP (2014: 293). 246 of the ADS held in the SIP are Matching Shares. Certain of the ADS held in the SIP are held subject to forfeiture as explained in Note 2 above.

(4)
The additional 2,421 ADS acquired by Peter Haslehurst were as the result of his 2014 Other Fees share award of 2,361 ADS vesting after the 2015 AGM together with accrued dividend on the shares of 60 shares. The additional 1,204 ADS acquired by Kevin Flannery during the year were as the result of his 2014 Other Fees share award of 1,175 ADS vesting after the 2015 AGM together with accrued dividend on the shares of 29 shares. The ADS fee awards are net of shares not issued to pay tax due on the value of the awards. Further details on these awards can be found in the Notes to Table 4 Single Figure—Non-Executive Directors' Remuneration.

(5)
The additional 1,971 ADS acquired by Joseph Bonn during the year were as the result of his 2014 Other Fees share awards of 1,175 ADS vesting after the 2015 AGM together with accrued dividend of 29 shares. He also purchased a further 767 ADS on the market. The ADS fee awards are net of shares not issued to pay tax due on the value of the awards. Further details on these awards can be found in the Notes to Table 4 Single Figure—Non-Executive Directors' Remuneration.

(6)
The additional 2,655 ADS acquired by David Landless during the year were as the result of his 2014 (and part-2013) Other Fees share awards of 1,948 ADS vesting after the 2015 AGM together with accrued dividend of 65 shares and 642 ADS comprising restricted stock ADS from those awarded to him on appointment, which vest in equal thirds over three years, commencing 15 March 2014. The restrictions were released over 640 in March 2014, a further 642 in March 2015, and the restrictions over the remaining 642 shares will be released in March 2016. Further details of his awards can be found in Note 3 to Table 4 Single Figure—Non-Executive Directors' Remuneration.

(7)
In addition to the above interests, Brian Purves, Andrew Beaden and Peter Haslehurst also have interests in the deferred shares of £0.0001 of the Company as follows:

Brian Purves	29,602,995,623
Andrew Beaden	4,144,419,390
Peter Haslehurst	5,920,598,526

  There was no movement in their interest in these shares during the year. Further details on the deferred shares can be found in Note 18 to the Consolidated Financial Statements.

Executive Director Shareholding Requirements

The Executive Directors are required to hold the number of shares (ordinary shares or the equivalent ADS) equal in value to 100% of base salary. This requirement was maintained by both Brian Purves and Andrew Beaden during the year. Both Executive Directors are required to obtain the Chairman's permission before they or their connected persons can deal in the Company's shares providing an effective way of ensuring their shareholding requirements are maintained.

Total Directors' Shareholdings and Interests at 31 December 2015 (audited)

Table 14

	Shares Owned Beneficially (1x ADS=£0.50 ord.)	Shares Subject to Forfeiture	Options Vested but not Exercised	Unvested Options Subject to Performance Criteria	Unvested Options	Restricted Stock Not Yet Vested	Restricted Stock Units Not Yet Vested (Assuming Will be Settled in Shares Not Cash)
Brian Purves	650,662	266	204,449	40,250-68,250	10,001	—	—
Andrew Beaden	91,604	246	138,385	16,733-28,533	4,102	—	—
Non-Executive—
Peter Haslehurst	134,938	—	40,400	—	—	—	6,439
Joseph Bonn	3,300	—	20,000	—	—	—	3,168
Kevin Flannery	12,533	—	20,000	—	—	—	3,168
David Landless	3,295	—	—	—	—	642	3,168

Notes to Table 14:

(1)
A breakdown of the vested and unvested awards and brief details of the plans under which the awards were made can be found in Table 6 and its notes Outstanding Share Awards During 2015 on page 107 of this report.

(2)
In addition to the above shareholdings and interests Brian Purves, Andrew Beaden and Peter Haslehurst also have interests in the deferred shares of £0.0001 of the Company details of which can be found in the Notes to Table 13 above.

Performance Graph

U.K. legislation requires the Annual Remuneration Report to contain a line graph that shows the total shareholder return (TSR) over a five year period for both a holding of the Company's listed shares and a hypothetical comparator holding of shares representing a specified broad equity market index. As the Company's ADS were only listed on the NYSE at the beginning of October 2012, we are only able to provide TSR for the Company's shares in a listed environment for a period 3 October 2012 to 31 December 2015. We have used the S&P SmallCap 600 (Industrial) index as the most appropriate to where we are placed as a small cap company in the U.S., and the industrials sub-sector includes most of our comparable companies.

Notes to Performance Graph:

(1)
The TSR is calculated in U.S. dollars.

(2)
The table shows the value of $100 vested in Luxfer in October 2012 at the I.P.O., compared to $100 invested in the S&P SmallCap 600 (Industrial) on the same date. The S&P SmallCap 600 (Industrial) was chosen as the index as it comprises companies that most closely resemble Luxfer.

History of Total Remuneration Figure for Chief Executive Officer

We have included the total remuneration figure for the Chief Executive Officer for a six year period as required by legislation despite the TSR graph only reflecting the TSR from the date of the I.P.O.

Table 15

U.S.$ Year ended 31 December	2010	2011	2012	2013	2014	2015
Total remuneration	897,421	998,638	1,050,878	985,076	853,320	1,021,357
Annual bonus %	100%	100%	71%	0%	0%	39	%*
Share awards vesting %	N/A	N/A	100%	59%	59%	20%

*
Based on the value of shares to be awarded in lieu of a cash bonus.

Relative Importance of Spend on Pay needs updating

The following chart sets out the groups actual spend on pay (for all employees) relative to dividends paid in the current and prior year.

Note:

To assist with conformity and transparency we have used staff costs as set out in Note 6 to the Consolidated Financial Statements.

Percentage Change in Chief Executive Officer's Remuneration

Table 16

U.S.$	2015	2014	% change
Salary
Chief Executive Officer	594,672	594,672	0.0%
U.K. employee average	49,448	49,886	(0.9)%
Benefits
Chief Executive Officer	30,469	29,982	1.6%
U.K. employee average	801	784	2.2%
Annual Bonus
Chief Executive Officer (bonus value taken in shares)	231,366	0	n/a
U.K. employee average	1,839	1,892	(2.8)%

Notes to Table 16:

(1)
We have selected U.K. employees as the most appropriate comparator as the Chief Executive Officer is based in the U.K. and the benefits structure is similar.

(2)
The 2014 amounts were adjusted for the impact of translation and have been calculated using the 2015 average exchange rate of $1.5248:£.

(3)
The Chief Executive Officer had no salary increase in 2015.

(4)
There was no bonus payment made to the Chief Executive Officer for 2014 as his bonus targets were not met. Bonus was paid to certain U.K. employees whose business unit targets were met.

(5)
For 2015, the Chief Executive Officer agreed to accept an award of shares in lieu of any cash bonus and therefore the figure for 2015 reflects the value of the shares to be awarded.

Statement of voting at AGM

The Annual Remuneration Implementation Report put to an advisory vote at the 2015 AGM.

Table 17

	Votes for (and percentage of votes cast)	Votes against (and percentage of votes cast)	Proportion of share capital voting	Shares on which votes were withheld
Annual Remuneration Implementation Report	20,338,033	5,806,991	96.44%	1,186
	77.79%	22.21%

Although the vote received in favour of the Remuneration Report was 77.79%, the larger shareholders with whom the Directors liaise with from time to time had not made any negative comments in those conversations concerning Directors' pay and incentives. As referred to in the Chairman's letter at the beginning of the Remuneration Report, in implementing the Policy in 2015 and 2016, the Committee took note of general shareholder sentiment in the general market in favour of holding periods and clawback provisions in share awards made to the Executive Directors, as can be noted in the time-based awards made to the Executive Directors in January 2016 based on performance goals achieved in 2015. During the process of restructuring the performance share award program a number of larger shareholders were consulted.

Approval of Report

Peter Haslehurst, the Chairman of the Committee, will attend the forthcoming AGM and will be available to answer any questions shareholders may have concerning the Directors' remuneration. This Remuneration Report will be submitted for approval by an advisory vote at the forthcoming AGM.

Signed on behalf of the Board by:

P J K Haslehurst
CHAIRMAN
15 March 2016
For and on behalf of the Board

C.    Board Practices

Corporate Governance

In this section we explain our corporate governance and what informs and influences our corporate governance practices.

Overview of Corporate Governance

The Company is incorporated in England and Wales and has a single listing of ADSs on the NYSE. Accordingly, our corporate governance is informed by the relevant aspects of two regulatory regimes, the U.K. and the U.S.

As a company incorporated in England and Wales, our corporate governance practices primarily are governed by our articles of association (our "Articles") and the Companies Act 2006 (the "Companies Act"). For example, as a company listed on the NYSE we are a "quoted company" for the purposes of the Companies Act and therefore required to comply with its "quoted company" requirements. Significant aspects of these requirements include the production of a yearly report on Directors' remuneration, details of which are prescribed by English corporate law, an annual advisory shareholder vote on whether to approve such remuneration and a binding shareholder vote every three years on our remuneration policy with respect to the Directors. These requirements in turn influence aspects of how we report remuneration.

As we are not, however, listed on the London Stock Exchange, the Company is not required to comply with the U.K. Corporate Governance Code (the "Code"). Nevertheless, we choose to follow aspects of the Code, insofar as it is appropriate, relevant and practical to a company of the size and status of the Company.

In 2015 (as in 2014), we were a foreign private issuer (an "FPI") as defined in the SEC's rules and regulations, and consequently, in many aspects of corporate governance we rely on a provision in the NYSE's Listed Company Manual ("NYSE's Manual") that permits us to follow home-country practice in lieu of certain NYSE corporate governance requirements. For example, although each member of our Audit Committee must be independent within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each such member does not need to satisfy the requirements for independence set out in Section 303A.02 of the NYSE's Manual. Our Nomination Committee and Remuneration Committee each consist entirely of Non-Executive Directors, however, each such Non-Executive Director is not required to satisfy the requirements for independence set out in Section 303A.02 of the NYSE's Manual. The Companies Act does not require us to establish, and we have not established, a corporate governance committee, as would otherwise be required for U.S. listed companies pursuant to the NYSE's Manual. As an FPI we are not subject to all of the disclosure requirements applicable to companies organized within the U.S. that relate to corporate governance. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act.

However, because our shares are listed on the NYSE, we are required to comply with certain U.S. law requirements, including certain provisions of the Sarbanes-Oxley Act that affect our corporate governance. For example, Section 404(a) requires our management to identify in our Annual Report on Form 20-F a framework used by management to evaluate the effectiveness of our internal controls over financial reporting. Such evaluation must be based on a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, such as the framework established in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "2013 COSO framework"). We are required to and have updated our framework for the evaluation of the effectiveness of our internal controls over financial reporting in accordance with the 2013 COSO framework.

In developing corporate governance practices for the Group, the Directors have taken note of all of these different regulatory requirements, as well as reflecting best practice as the Directors consider appropriate.

Board Members

During 2015 the Board comprised a Non-Executive Chairman, three Non-Executive Directors and two Executive Directors. The maximum number of Directors permitted under the Articles is eight. All Directors have an interest in the shares of the Company as set out in the Remuneration Report on pages 98 to 116.

Our Articles contain a provision requiring a third of the Directors to retire by rotation each year. In line with best practice, the Nomination Committee has proposed and the Board has agreed that all directors should offer themselves for re-election at the 2016 annual general meeting ("AGM").

Brief biographical details of the Directors who served at the end of 2015 are provided in Item 6.A, together with information on their Committee and other commitments.

Roles

The Board

The Board has responsibility for the overall leadership of the Company, its long-term success and helping to develop and approve its strategic aims. The Directors have determined a schedule of matters reserved to the Board. Reserved matters are comprehensive and reviewed as the Board considers appropriate, normally annually. A review was undertaken during the year, following a comprehensive review in 2013 in the context of a newly listed company. The directors determined no further amendments were necessary. Matters reserved to the Board are set out in the Governance section of the Company's website.

Executive Management Board

The Executive Management Board meets at least eight times a year. It is chaired by the Chief Executive Officer. The Executive Management Board consists of the Group Finance Director and senior management at group and divisional levels. The members of the Executive Management Board during 2015 are listed on page 92. The Executive Management Board acts in an advisory capacity to the Chief Executive Officer and provides a forum where matters of interest or concern to the Group can be reviewed and discussed, strategy debated, policies developed and agreed, best practice discussed and appropriate measures implemented. It also provides an opportunity for senior management to receive updates on progress in other areas of the Group outside their remit.

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

  ▪
  The Chairman is responsible for the leadership of the Board and ensuring its effectiveness. He ensures that Board discussions are conducted taking into account all views, promoting openness and debate by facilitating the effective contribution of the Non-Executive Directors and ensuring no individual or group dominates the Board.

The Chairman maintains a dialogue with the Non-Executive Directors in the absence of the Executive Directors, and where appropriate, canvasses their opinion on issues and meets with them in the absence of the Executive Directors on a regular basis.

The Nomination Committee annually reviews succession planning for senior appointments in the Group and to the Board, with recommendations made to the Board.

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

Attendance at Board and Committee Meetings during 2015

	Board	Audit Committee	Remuneration Committee	Nomination Committee
Peter Haslehurst	16	13	4	0
Andrew Beaden	16	Non-member*	Non-member	Non-member
Joseph Bonn	16	13	4	0
Kevin Flannery	16	13	3	0
David Landless	16	13	4	0
Brian Purves	16	Non-member*	Non-member*	Non-member*
Total number of meetings	16	13	4	0
No. of meetings held at operational sites in the U.K. or U.S.	3

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

The Company Secretary updates the Board on issues and changes of a legal and regulatory nature of which it and the individual Directors should be aware to refresh their skills and knowledge. There is a culture of information exchange on various matters of interest to the Group and its operations between Directors and senior managers to keep Directors abreast of relevant developments. In addition to meetings held at sites as described above, the Non-Executive Directors may independently visit operational sites to enlarge their knowledge of the individual businesses that make up the Group. The Executive Directors have regular business reviews at operational sites throughout the year and any appropriate information gathered on those visits will be reported to the Board.

Newly appointed directors undergo an induction program.

The Board evaluates its information and support procedures periodically to ensure they remain appropriate.

Audit Committee

The members of our Audit Committee during the year were:

Peter Haslehurst	Non-Executive Director and Chairman (Chair until May 28, 2015)
David Landless	Non-Executive Director (Chair from May 28, 2015)
Joseph Bonn	Non-Executive Director
Kevin Flannery	Non-Executive Director

The Company Secretary acts as secretary to the Audit Committee. The Group Finance Director and the Chief Executive Officer attend as required. The Company's external auditor is invited to attend most meetings of the Committee.

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

  ▪
  Financial Reporting:  Monitoring the integrity of the financial information to be included in all consolidated financial statements and announcements, reviewing and challenging critical accounting policies, the manner in which major elements of judgment are reflected in the consolidated financial statements, disclosures, significant adjustments and compliance with standards;

  ▪
  Internal Controls and Risk Management System:  Reviewing systems of internal control and risk management and adequacy of disclosure controls and procedures. Maintaining a record of complaints regarding accounting and audit matters;

  ▪
  Whistleblowing:  Establishment and monitoring of the Group whistleblowing policy and procedures; and

  ▪
  Oversight of the Code of Ethics.

The Board considers that all the members have appropriate financial experience to enable them to contribute to the Audit Committee's work. The Board also considers that each member of the Audit Committee satisfies the requirements for independence set out in Section 303A.02 of the NYSE rules and Rules 10A-3 under the Exchange Act. David Landless is the 'Audit Committee Financial Expert' as defined in Item 407(d) of Regulation S-K.

Each year, normally prior to the commencement of the financial year, the Committee establishes a schedule of meetings to coincide with the key events in the Company's financial reporting and audit cycle to ensure it has sufficient time on its agendas to deal with matters for which it has responsibility. Agendas and appropriate papers are issued for each meeting. The Chairman speaks to the external auditors as he considers appropriate and necessary in preparation for meetings at which matters are discussed that have been audited by the Company's external auditors or are relevant to them.

The Audit Committee has adopted and implemented a 'Policy on the Provision of Audit and Non-Audit Services by Auditors' (the "Pre-approval Policy") to comply with auditor independence requirements contained in Rule 2-01 of Regulation S-X under the Exchange Act. The policy requires the Audit Committee to pre-approve all matters upon which the Company's external auditors are requested to advise (audit and non-audit work), including fees, subject to certain pre-approvals made annually by the Audit Committee. A pre-approved sum to be spent on audit and tax matters is delegated to the Group Finance Director and there is a procedure for approval of urgent items by the Chairman between meetings. The policy also affirmatively proscribes the Company's external auditors from advising on certain matters.

During the year the Audit Committee met on thirteen occasions and among other matters they undertook the following:

  ▪
  On the resignation of the Company's former external auditors, Ernst & Young LLP, with the assistance of the Group Finance Director, a competitive tender of audit firms that satisfied the criteria agreed upon for auditors of a company of the nature and size of the Company with a sole listing on the NYSE. As part of the decision process, the Chairman of the Committee personally interviewed each audit firm. As a result of the process, PricewaterhouseCoopers LLP was appointed by the Committee on August 7, 2015, the date of the formal resignation of the former external auditors. This process resulted in a larger number of meetings this year compared to prior years.

  ▪
  A specific review of the Company's external auditors' independence with the Company's external auditors and the Company's management, which confirmed the independence of the external auditors both in connection with the former external auditors before their resignation and the newly appointed external auditors before their appointment;

  ▪
  A review of the performance of the Company's former external auditors and lead audit partner with management;

  ▪
  A discussion of matters pertaining to and approval of work to be undertaken by the Company's external auditors under the Pre-approval Policy;

  ▪
  A review with the Head of Corporate Review and senior management of the internal audit work, the system of internal controls and monitored the implementation of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and the progress of the update to the internal controls over financial reporting framework to reflect the 2013 COSO framework throughout the Group;

  ▪
  A review of how Group risks are assessed, the Group's risk profile and how the Group mitigates its risks;

  ▪
  A review of the Company's annual SEC filing, statutory report and consolidated financial statements and the quarterly financial releases made by the Company;

  ▪
  An evaluation of the work of the Audit Committee.

Remuneration Committee

Membership of the Remuneration Committee and details of its work appear in the Remuneration Report on pages 98 to 116. Its terms of reference appear under the Governance section on the Company's website.

Nomination Committee

Members of the Committee consist of the Non-Executive Directors and the Chairman of the Board chairs the Committee. There was no need for the Committee to meet during the year.

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

Whistleblowing Arrangements

We have established policies, subject to individual legal requirements in the countries in which the Group operates, which encourage and enable employees to report in confidence any possible impropriety in either financial reporting or, where permitted in the relevant jurisdiction, other matters. An independent third party telephone line is provided for reporting matters where the individual believes they cannot report any issue through their line management. The Audit Committee oversees the operation of the whistleblowing policy and receives a report from the Company Secretary at each meeting of the Audit Committee.

Anti-Corruption Policy

We have an established policy and procedures to enable compliance with current legislation.

Relations with Shareholders

Directors seek to develop an understanding of the views of our shareholders in various ways and from time to time engage with them on a one-to-one basis, as appropriate, taking into account the need to treat shareholders equally. The Chief Executive Officer and the Group Finance Director hold quarterly investor conference calls as part of the Group's reporting cycle. From time to time we consult with our major shareholders in an effort to seek feedback on various matters of corporate governance, including our Director remuneration policy. The Chief Executive Officer and the Group Finance Director also attend investor conferences.

AGM documentation is normally sent out at least 20 working days before the meeting. Separate resolutions are proposed and proxy votes for our ordinary shares are recorded. Results for, against and withheld are posted to the Company's website. All Directors attend the AGM. ADS holders are given the opportunity through procedures agreed with the depository, The Bank of New York Mellon, to vote the number of ordinary shares that represents their holding of ADSs at the AGM, provided they have submitted valid instructions to the depository by the date set by the depository for receiving such instructions. Holders of ADS under the Company's all employee share plans are also given the opportunity to vote under a similar process through the Trustee or Agent of the scheme as appropriate.

D.    Employees

The average number of employees by division, function and geography for the years ended December 31, 2015, 2014 and 2013 was as follows:

	2015	2014	2013
By Division:
Elektron	703	626	573
Gas Cylinders	1,003	1,064	1,032

Total	1,706	1,690	1,605

By Function:
Direct production and distribution	1,432	1,435	1,363
Indirect:
Sales and administration	218	198	190
Research and development	56	57	52

Total	1,706	1,690	1,605

By Geography:
Europe	870	884	860
North America	814	783	720
Rest of the World	22	23	25

Total	1,706	1,690	1,605

Employees at a number of our locations are members of various trade union organizations. We consider our employee relations to be good. We have experienced work stoppages in the past, but do not consider any of these work stoppages to have been material to our operations. We also employed on average 163, 143 and 191 temporary contract and agency staff in 2015, 2014 and 2013, respectively. Our average total headcount, including employees and temporary contract and agency staff, was 1,869, 1,833 and 1,796 in 2015, 2014 and 2013, respectively.

E.    Share Ownership

The following table shows the number of shares owned by our directors and members / designated members of our executive management as at December 31, 2015.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned(1)	ADS equivalent	Awards over Ordinary Shares(2)	ADS equivalent		Percentage ownership
Peter Joseph Kinder Haslehurst	134,938	134,938	46,839	46,839	(10)	(*	)
Brian Gordon Purves(3)	650,662	650,662	249,450	249,450	(11)	2.4%
Andrew Michael Beaden(4)	91,604	91,604	157,053	157,053	(12)	(*	)
Joseph Allison Bonn	3,300	3,300	23,168	23,168	(10)	(*	)
Kevin Sean Flannery	12,533	12,533	23,168	23,168	(10)	(*	)
David Farrington Landless(5)	3,937	3,937	3,168	3,168	(10)	(*	)
Edward John Haughey(6)	156,654	156,654	102,183	102,183	(13)	(*	)
Linda Frances Seddon(7)	64,454	64,454	70,350	70,350	(14)	(*	)
David Terence Rix(8)	55,829	55,829	55,733	55,733	(15)	(*	)
Andrew John Butcher(9)	70,746	70,746	50,734	50,734	(16)	(*	)

(*)
Indicates beneficial ownership of less than one percent of our ordinary shares

(1)
Number of shares owned as shown both in this table and the accompanying footnotes and percentage of ownership are based upon 27,136,799 £0.50 ordinary shares (equivalent 27,136,799 ADSs) outstanding as at December 31, 2015.

(2)
Awards comprise options and restricted stock units ("RSUs") over ADSs granted under the agreements or incentive plans described below:

ESOP:    The option awards were granted under The Luxfer Holdings Executive Share Options Plan ("ESOP options"). All ESOP options are vested. Mr. Beaden's ESOP options were granted on August 4, 2011, expire if not exercised on or prior to August 3, 2021, and have an exercise price of £2 per ADS. Mr. Butcher's ESOP options were granted on February 6, 2007, to expire on February 5, 2017 and have an exercise price of £0.485 per ADS. One ordinary share underlies each ESOP option.

I.P.O. Option Awards:    As part of the I.P.O. process in 2012, stand-alone options grants (each, an "I.P.O. option") were made over ADSs to the Executive Directors, Non-Executive Directors and certain other key executives. The I.P.O. options were granted on October 2, 2012, 40% of which vested on the date of grant and with the remainder vesting in equal tranches over three years from the date of grant. All options are now vested and exercisable. The I.P.O. options expire if not exercised on or prior to October 1, 2019 and have an exercise price of $10 per ADS.

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

  Performance-based options and performance-based RSUs ("performance-based 2013 options" and "performance-based 2013 RSUs", respectively) were granted on January 30, 2013. These performance-based awards are divided equally between those based on annual earnings per share ("EPS") targets and awards based on an annual total shareholders return ("TSR") target, all of which are tested annually over a four-year period and which vest on the date a target is attained. These performance-based awards that do not vest by the end of the performance period are forfeited. Performance-based 2013 options expire if not exercised on or prior to January 30, 2020, and each has an exercise price of £0.50 per ADS. Performance-based 2013 RSUs are settled on the vesting date and are subject to a nominal payment of £0.50 per ADS on settlement.

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

  EIP:    2014 awards granted under the Non-Executive Directors' Equity Incentive Plan (the "EIP") comprised RSUs ("EIP 2014 RSUs"), which were granted on May 30, 2014 and vested the day before the 2015 AGM of the Company. They were settled upon vesting and were subject to a nominal payment of £0.50 per ADS.

  2015 Grants

  LTiP: No awards were made to the Executive Directors or members of the Executive Management Board in 2015. However, the Remuneration Committee set a score card of goals which if met by the December 31, 2015 would lead to an award of time-based nominal cost options or time-based RSUs. Further detail on the proposed grants can be found on page 110.

  EIP:    2015 awards granted under the EIP comprised RSUs ("EIP 2015 RSUs"), which were granted on May 29, 2015 and vest the day before the 2016 AGM of the Company. They are settled upon vesting and are subject to a nominal payment of £0.50 per ADS.

(3)
Includes 413,216 ordinary shares held by Barnett Waddingham Capital Trustees Limited BG Purves Retirement Trust and 120,000 ordinary shares owned by Mr. Purves' spouse. Also includes 266 ADSs which are Matching Shares granted by the Company to Mr. Purves when he purchased the equivalent number of Partnership Shares under the all employee share incentive plan operated by the Company for its U.K. employees (the "U.K. SIP"). If within three years of purchase Mr. Purves leaves the Company in circumstances other than as a 'good leaver' or if he sells the Partnership Shares within that period, the Matching Shares are forfeited.

(4)
Includes 30,000 ordinary shares beneficially owned by Mr. Beaden's spouse. Also includes 246 ADSs which are Matching Shares granted by the Company to Mr. Beaden when he purchased the equivalent number of Partnership Shares under the U.K. SIP. If within three years of purchase Mr. Beaden leaves the Company in circumstances other than a 'good leaver' or if he sells the Partnership Shares within that period, the Matching Shares are forfeited.

(5)
Includes 642 of the remaining unvested restricted stock ADSs granted to Mr. Landless on March 15, 2013 in respect of his appointment as a Non-Executive Director. Under the EIP restricted stock was issued on payment by Mr. Landless of the nominal value of the underlying shares of £0.50 each share. One third of the restricted stock vests on each of the first three anniversaries of the grant date. The restrictions on the remaining 642 ADSs were lifted on March 15, 2016.

(6)
Includes 120,000 ordinary shares beneficially owned by Mr. Haughey's spouse. Also includes 292 ADSs which are Matching Shares granted by the Company to Mr. Haughey when he purchased the equivalent number of Partnership Shares under the U.K. SIP. If within three years of purchase Mr. Haughey leaves the Company in circumstances other than a 'good leaver' or if he sells the Partnership Shares within that period, the Matching Shares are forfeited.

(7)
Includes 14,050 ordinary shares beneficially owned by Mrs. Seddon's spouse. Also includes 266 ADSs which are Matching Shares granted by the Company to Mrs. Seddon when she purchased the equivalent number of Partnership Shares under the U.K. SIP. If within three years of purchase, Mrs. Seddon leaves the Company in circumstances other than a 'good leaver' or if she sells the Partnership Shares within that period, the Matching Shares are forfeited.

(8)
Includes 40,000 ordinary shares beneficially owned by Mr. Rix's spouse. Also includes 246 ADSs which are Matching Shares granted by the Company to Mr. Rix when he purchased the equivalent number of Partnership Shares under the U.K. SIP. If within three years of purchase Mr.Rix leaves the Company in circumstances other than a 'good leaver' or if he sells the Partnership Shares within that period, the Matching Shares are forfeited.

(9)
Includes 17,374 ADSs jointly owned with Mr. Butcher's spouse

(10)
Includes 40,400 I.P.O. options and 6,439 EIP 2015 RSUs granted to Mr. Haslehurst, 20,000 I.P.O. options and 3,168 EIP 2015 RSUs granted to Mr. Bonn and 20,000 I.P.O. options, 3,186 EIP 2015 RSUs granted to Mr. Flannery and 3,168 EIP 2015 RSUs granted to Mr. Landless.

(11)
Includes 179,200 I.P.O. options, 7,900 time-based 2013 options, 22,100 market-value 2013 options, 26,250 performance-based 2013 options and 14,000 performance-based 2014 options (in the event the EPS targets are attained at stretch, an additional 7,000 performance-based 2014 options could be earned).

(12)
Includes 69,000 I.P.O. options, 59,020 ESOP options, 3,200 time-based 2013 options, 9,100 market-value 2013 options, 10,833 performance-based 2013 options and 5,900 performance-based 2014 options (in the event the EPS targets are attained at stretch, an additional 2,950 performance-based 2014 options could be earned).

(13)
Includes 77,000 I.P.O. options, 2,900 time-based 2013 options, 8,100 market-value 2013 options, 9,583 performance-based 2013 options and 4,600 performance-based 2014 options (in the event the EPS targets are attained at stretch, an additional 2,300 performance-based 2014 options could be earned).

(14)
Includes 51,000 I.P.O. options, 2,200 time-based 2013 options, 6,100 market-value 2013 options, 7,250 performance-based 2013 options and 3,800 performance-based 2014 options (in the event the EPS targets are attained at stretch, an additional 1,900 performance-based 2014 options could be earned).

(15)
Includes 36,600 I.P.O. options, 5,000 time-based 2013 options, 8,333 performance-based 2013 options and 5,900 performance-based 2014 options (in the event the EPS targets are attained at stretch, an additional 2,900 performance-based 2014 options could be earned).

(16)
Includes 36,600 I.P.O. options, 1,667 time-based 2013 RSUs, 6,667 performance-based 2013 RSUs and 5,800 performance-based 2014 RSUs (in the event the EPS targets are attained at stretch, an additional 2,900 performance-based 2014 RSUs could be earned). Mr. Butcher exercised all his 25,600 ESOP options during the year.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders.

The following table shows our major shareholders (shareholders that are beneficial owners of 5% or more of the Company's voting shares) as at December 31, 2015, based on notifications made to the Company or public filings:

Shareholder	Number of Ordinary Shares Beneficially Owned	Equivalent ADS Beneficially Owned	Percent(7)
Wellington Management Group LLP(1)	3,731,131	3,731,131	13.8%
Canton Group(2).	2,544,946	2,544,946	9.4%
Stonehill Group(3)	2,475,685	2,475,685	9.2%
GMT Capital Group(4)	2,426,367	2,426,367	9.0%
T. Rowe Price Associates, Inc.(5)	1,964,530	1,964,530	7.3%
Paradice Investment Management LLC(6)	1,530,251	1,530,251	5.7%

(1)
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

(2)
This information is based solely on the Schedule 13D filed jointly on May 14, 2015 by Canton Holdings, L.L.C ("Canton"), a Delaware limited liability company, Archer Capital Management, L.P. ("Archer"), a Delaware limited partnership, Joshua A. Lobel and Eric J. Edidin (together with Canton, Archer and Messrs. Lobel and Edidin, the "Canton Group"). Includes (i) 2,544,946 ADSs (equivalent to 2,544,946 ordinary shares) beneficially owned by Archer, (ii) 2,544,946 ADSs (equivalent to 2,544,946 ordinary shares) beneficially owned by Canton (inclusive of the ordinary shares beneficially owned by Archer) and (iii) 2,544,946 ADSs (equivalent to 2,544,946 ordinary shares) beneficially owned by each of Messrs. Lobel and Edidin (inclusive of the ordinary shares beneficially owned by Canton). Canton is the general partner of Archer, which is the investment manager for certain private investment funds. Messrs. Lobel and Edidin are principals of Canton. The principal business address of each member of the Canton Group is 570 Lexington Avenue, 40th Floor, New York, NY 10022.

(3)
This information is based on the Schedule 13G jointly filed on February 9, 2016 by Stonehill Capital Management LLC ("SCM"), a Delaware limited liability company, Stonehill Master Fund Ltd. ("Stonehill Master"), a Caymans Islands exempted company, John Motulsky, Christopher Wilson, Thomas Varkey, Jonathan Sacks, Peter Sisitsky, Michael Thoyer and Michael Stern (together with SCM, Stonehill Master and Messrs. Motulsky, Wilson, Varkey, Sacks, Sisitsky, Thoyer, and Stern, the "Stonehill Group"). Includes (i) 1,407,629 ADSs (equivalent to 1,407,629 ordinary shares) beneficially owned by Stonehill Master, (ii) 2,475,685 ADSs (equivalent to 2,475,685 ordinary shares) beneficially owned by SCM (inclusive of the ADSs beneficially owned by Stonehill Master) and (iii) 2,475,685 ADSs (equivalent to 2,475,685 ordinary shares) beneficially owned by each of Messrs. Motulsky, Wilson, Varkey, Sacks, Sisitsky, Thoyer and Stern ("Stonehill Management") (inclusive of the ADSs beneficially owned by SCM). SCM is the investment adviser of Stonehill Master. The individuals comprising Stonehill Management are the managing members of SCM. Each member of the Stonehill Group disclaims beneficial ownership of such ordinary shares except to the extent of its or his pecuniary interest therein. The principal business address of each member of the Stonehill Group is c/o Stonehill Capital Management LLC, 885 Third Avenue, 30th Floor, New York, NY 10022.

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

(5)
This information is based solely on the Schedule 13G filed on February 11, 2016 by T. Rowe Price Associates, Inc. ("Price Associates"), a Maryland corporation. Price Associates is an investment adviser and may be deemed to beneficially own 1,964,530 ADSs (equivalent to 1,964,530 ordinary shares). Price Associates disclaims beneficial ownership of such ADSs and ordinary shares. The principal business address of Price Associates is 100 E. Pratt Street, Baltimore, MD 21202.

(6)
This information is based solely on the Schedule 13G filed jointly on February 9, 2016 by Paradice Investment Management LLC ("Paradice LLC"), a Delaware limited liability company, and Paradice Investment Management Pty Ltd ("Investment Pty"), a company incorporated in Australia. Includes 1,530,251 ADSs (equivalent to 1,530,251 ordinary shares) beneficially owned by Paradice LLC and (ii) 1,530,251 ADSs (equivalent to 1,530,251 ordinary shares) beneficially owned by Investment Pty (inclusive of the ADSs beneficially owned by Paradice LLC). The principal business address of Paradice LLC is 257 Fillmore Street, Suite 200, Denver, CO 80206. The principal business address of Investment Pty is Level 12, 139 Macquarie Street, Sydney, Australia 2000.

(7)
Based upon the percentage of the total ordinary share capital in issue. As at December 31, 2015 this was 27,136,799 ordinary shares (December 31, 2014: 27,096,691).

Between January 1, 2015 and December 31, 2015:

  ▪
  the percentage of our ordinary shares beneficially owned by (i) Canton Group increased from 7.3% to 9.4%, (ii) T. Rowe Price Associates, Inc. decreased from 12.6% to 7.3%;

  ▪
  Paradice Investment Management LLC became a major shareholder; and

  ▪
  FMR LLC ("FMR"), a Delaware limited liability company, Edward C. Johnson 3d and Abigail P. Johnson (together with FMR and Ms. Johnson, the "Fidelity Group") ceased to be major shareholders of the Company. The percentage of shares beneficially owned by the Fidelity Group decreased from 5.2% to 1.6%.

Between January 1, 2014 and December 31, 2014:

  ▪
  the percentage of our ordinary shares beneficially owned by (i) Price Associates increased from 10.6% to 12.6%, (ii) the Stonehill Group decreased from 11.8% to 9.1%, and (iii) Wellington increased from 8.2% to 13.8%;

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

Between January 1, 2013 and December 31, 2013:

  ▪
  the percentage of our ordinary shares beneficially owned by (i) Price Associates increased from 6.9% to 10.7%, and (ii) the Stonehill Group decreased from 17.4% to 11.8%;

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

Share split

Following the approval of a two-for-one share split at the AGM on May 29, 2014 and change in ADR ratio on June 9, 2014, each £0.50 ordinary share represents one American Depositary Share ("ADS"). The share split and ratio change were proposed for administrative convenience and simplicity, in particular to enable us to present earnings per ordinary share equal to earnings per ADS to avoid the complexity of presenting different earnings per share measures given that previously each £1 ordinary share represented two ADSs.

U.S. Resident Shareholders of Record

BNY (Nominees) Limited is the holder of record for the company's ADR program, pursuant to which each ADS represents one Ordinary Share of £0.50 each. At January 4, 2016, BNY (Nominees) Limited held 25,588,825 Ordinary Shares representing 94% of the issued share capital held at that date. As at that date, we had a further 81,721 Ordinary shares held by four U.S resident shareholders of record, representing approximately 0.3% of total voting power. Certain of these ordinary shares and ADSs were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the U.S. is not representative of the number of beneficial holders or of the residence of beneficial holders.

B.    Related Party Transactions

Since January 1, 2015, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of our directors, members of our Executive Management Board, associates, holders of more than 10% of any class of our voting securities, or any affiliates or member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe where required in "Management."

On February 5, 2014, as a part of a relocation, one of the subsidiary companies of the Group purchased outright the residential property of David Rix, a member of our Executive Management Board. The property was valued on an arm's length basis by third parties with a purchase price of $1.2 million. This asset was held as a current asset in the Group balance sheet. On July 3, 2015, the property was sold for proceeds of $1.2 million.

C.    Interests of experts and counsel

Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information.

See "Item 18. Financial Statements."

  Dividend distribution policy

We did not declare or pay any dividends on our ordinary shares in 2009, 2010 or 2011. In July 2012, our Board of Directors declared an interim dividend of £0.25 per £1 ordinary share (equal to $0.39 per £1 ordinary share at an exchange rate of $1.57:£1), totaling $3.8 million, which was paid on August 10, 2012. Our first quarterly dividend of $0.10 per ADS was declared and paid in October 2012 to holders of our ordinary shares as of September 30, 2012. In 2013, interim dividends totaling $2.7 million ($0.10 per ADS) were paid on February 6, 2013, May 8, 2013, August 7, 2013 and November 6, 2013. In 2014, interim dividends totaling $2.7 million ($0.10 per ADS) were paid on February 5, 2014, May 7, 2014, August 6, 2014 and November 5, 2014. In 2015, interim dividends totaling $2.7 million ($0.10 per ADS) were paid on February 5, 2015, May 6, 2015, August 5, 2015 and November 4, 2015. The declaration and payment of these dividends and any future dividends will be at the discretion of our Board of Directors and will depend upon our results of operations, cash requirements, financial position, contractual restrictions, restrictions imposed by our indebtedness, any future debt agreements or applicable laws and other factors that our Board of Directors may deem relevant. As with the all the dividends declared to date, we expect future dividends to be paid out of our earnings. See Item 5. "Operating and Financial Review and Prospects" and Item 3.D. "Risk factors—Risks Relating to Our Operations—Our ability to pay regular dividends on our ordinary shares is subject to the discretion of our Board of Directors and will depend on many factors, including our results of operations, cash requirements, financial position, contractual restrictions, applicable laws and other factors, and may be limited by our structure and statutory restrictions and restrictions imposed by the Revolving Credit Facility, the Loan Notes due 2018 and the Loan Notes due 2021, as well as any future agreements."

Under our Articles of Association, our shareholders must approve any final dividend, although the Board of Directors may resolve to pay interim dividends without shareholder approval. Any payment of dividends is also subject to the provisions of the Companies Act, according to which dividends may only be paid out of profits available for distribution determined by reference to financial statements prepared in accordance with the Companies Act and IFRS as issued by the IASB, which differ in some respects from U.S. GAAP. In the event that dividends are paid in the future, holders of the ADSs will be entitled to receive payments in U.S. dollars in respect of dividends on the underlying ordinary shares in accordance with the deposit agreement. Furthermore, because we are a holding company, any dividend payments would depend on cash flows from our subsidiaries. See Item 3.D. "Risk factors—Risks Relating to Our Operations—As a holding company, Luxfer Holdings PLC's main source of cash is distributions from our operating subsidiaries."

B.    Significant Changes.

Except as disclosed elsewhere in this Annual Report, there have been no significant changes since December 31, 2015.

Item 9.    The Offer and Listing.

A.    Offer and listing details.

Price History of Stock

Following the listing of our ordinary shares, in the form of ADSs evidenced by ADRs, on October 3, 2012 on the NYSE, the following table sets forth, for the periods indicated, the reported high and low prices quoted in USD.

	Price Per ADS
	High	Low
	(in USD)
Annual
2015	14.98	9.20
2014	22.05	13.44
Quarter
2015
First Quarter	14.98	12.67
Second Quarter	14.12	11.99
Third Quarter	13.48	10.29
Fourth Quarter	12.84	9.20
2014
First Quarter	22.05	18.76
Second Quarter	20.83	16.91
Third Quarter	17.21	13.44
Fourth Quarter	22.05	18.76
Month
2015
July	13.48	12.33
August	13.48	11.52
September	13.30	10.29
October	12.84	10.40
November	11.57	9.20
December	10.55	9.21

B.    Plan of distribution.

Not applicable.

C.    Markets.

As at December 31, 2015, 27,136,799 ADSs of Luxfer Holdings PLC are listed on the NYSE. The depositary for the ADSs holds one £0.50 ordinary share for every ADS. Prior to this listing, no public market existed for our ordinary shares. Our ordinary shares are listed, in the form of ADSs evidenced by ADRs, on the NYSE under the symbol "LXFR".

D.    Selling Shareholders.

Not applicable.

E.    Dilution.

Not applicable.

F.     Expenses of the issue.

Not applicable.

Item 10.    Additional Information.

A.    Share capital.

Not applicable.

B.    Memorandum and articles of association.

The information called for by this item has been reported previously in our Registration Statement on form F-1 (File No. 333-178278), filed with the SEC on October 4, 2012, as amended, under the heading "Description of Share Capital" and is incorporated by reference into this Annual Report.

C.    Material contracts.

For the two years immediately preceding the date of this Annual Report, we have not been a party to any material agreements other than in the ordinary course of business.

D.    Exchange controls.

There are no governmental laws, decrees, regulations or other legislation in the U.K. that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or which may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs, other than withholding tax requirements. There is no limitation imposed by U.K. law or Luxfer Holdings PLC's Articles of Association on the right of non-residents to hold or vote shares.

E.    Taxation.

U.S. Federal Income Taxation

The following discussion describes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs by a holder that is a citizen or resident of the U.S., a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our ADSs (a "U.S. Holder"). This discussion does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of ADSs. In particular, this discussion does not address all U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, certain short-term holders of ADSs or investors who hold our ADSs as part of a hedge, straddle, conversion or integrated transaction or investors who have a "functional currency" other than the U.S. dollar. In addition, the discussion does not address tax consequences to an entity treated as a partnership for U.S. federal income tax purposes that holds the ADSs, or a partner in such partnership. This summary deals only with U.S. Holders that will hold our ADSs as capital assets and does not address the tax treatment of a U.S. Holder that owns or is treated as owning 10% or more of the voting shares (including ADSs) of the company.

This discussion is based on the federal income tax laws of the U.S., as well as U.S. Treasury promulgated thereunder and judicial and administrative interpretations thereof, all as in effect as of the date of this

Annual Report, and the income and capital gains tax convention between the U.S. and the U.K. that was signed on July 24, 2001 (and amended by a Protocol signed on July 19, 2002) (the "Treaty"). All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This summary does not address any tax consequences under the laws of any state or locality of the U.S.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will generally be taxed at the lower rate applicable to qualified dividend income, provided that (1) the ADSs are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of a qualifying income tax treaty with the U.S. that has been approved by the Internal Revenue Service for purposes of the qualified dividend rules, (2) we are not a passive foreign investment company (a "PFIC") for either our taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed on the NYSE. Based on our financial statements and current expectations regarding our income, assets and activities, we believe that we were not a PFIC in 2015 and do not anticipate becoming a PFIC in 2016 or in the foreseeable future. If we were to be a PFIC for any taxable year during which a U.S. Holder holds our shares, certain adverse U.S. federal income tax consequences (including, but not limited to, dividends received by non-corporate U.S. Holders being treated as other than qualified dividends) could apply. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs.

Dividends generally will constitute foreign source income for foreign tax credit limitation purposes. However, if 50% or more of our stock is treated as held by U.S. persons, we will be treated as a "U.S.-owned foreign corporation." In view of the substantial number of shares of our stock that are held by shareholders of record that are U.S. persons, there is a significant possibility that we may be classified as a U.S.-owned foreign corporation. If that were the case, dividends on our stock would be treated for foreign tax credit limitation purposes as income from sources within the U.S. to the extent they are attributable to our U.S. source earnings and profits, and as income from sources outside the U.S. to the extent the dividends are attributable to our non-U.S. source earnings. As described below under "—U.K. Tax Considerations," U.S. Holders that are eligible for benefits under the Treaty and meet certain other requirements generally will not be subject to U.K. tax on dividend payments in respect of the ordinary shares and ADSs or on capital gains realized on the disposal of the ordinary shares or ADSs. The treatment of our dividends as U.S. source or foreign source income under the rules described above may nevertheless be relevant for determining your overall foreign tax credit limitation. We do not maintain information definitively establishing the extent to which our earnings and profits are treated as U.S. source for these purposes and such amount therefore is uncertain. You should consult your tax advisor regarding the consequences to you, if any, of the potential treatment of dividends on our stock as U.S. source income under these rules. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs will generally constitute "passive category income."

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

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders that are U.S. Persons who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the U.S. or through a U.S.-related financial intermediary. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

U.K. Tax Considerations

This section discusses the material U.K. tax consequences of an investment in ordinary shares or ADSs by Eligible U.S. Holders. It applies only to Eligible U.S. Holders that beneficially hold ordinary shares or ADSs as capital assets and does not address the tax treatment of investors that are subject to special rules. An "Eligible U.S. Holder" is an investor that, at all material times: (i) qualifies for benefits under the income and capital gains tax convention between the U.S. and the U.K. that was signed on July 24, 2001 (and amended by a Protocol signed on July 19, 2002) (the "Treaty"); (ii) is a resident of the U.S. for the purposes of the Treaty; and (iii) is not resident or (while it remains relevant to the charge to U.K. capital gains tax) ordinarily resident in the U.K. for U.K. tax purposes at any material time.

This section does not apply to an investor who holds shares in connection with the conduct of a business or the performance of personal services in the U.K. or otherwise in connection with a branch, agency or permanent establishment in the U.K.

This section is based on current U.K. tax law as applied in England and published HM Revenue & Customs ("HMRC") practice as at the date of this Annual Report, both of which are subject to change, possibly with retrospective effect.

POTENTIAL INVESTORS IN THE ADSs SHOULD SATISFY THEMSELVES PRIOR TO INVESTING AS TO THE OVERALL TAX CONSEQUENCES, INCLUDING, SPECIFICALLY, THE CONSEQUENCES UNDER UNITED KINGDOM TAX LAW AND HMRC PRACTICE OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES OR ADSs, IN THEIR OWN PARTICULAR CIRCUMSTANCES BY CONSULTING THEIR OWN TAX ADVISERS.

Taxation of dividends

  Withholding tax

Dividend payments in respect of the ordinary shares and ADSs may be made without withholding or deduction for or on account of U.K. tax.

  Income tax

Payments of dividends on the ordinary shares and ADSs will constitute U.K. source income for U.K. tax purposes and, as such, remain subject to U.K. income tax by direct assessment even if paid without deduction or withholding for or on account of any U.K. tax. However, dividends with a U.K. source will not generally be chargeable to U.K. tax by direct assessment in the hands of an Eligible U.S. Holder.

Taxation of disposals

As an Eligible U.S. Holder, you will not generally be liable for U.K. taxation on any capital gain realized on the disposal of the ordinary shares or ADSs.

  Inheritance Tax

If for the purposes of the Taxes on Estates of Deceased Persons and on Gifts Treaty 1978 between the U.S. and the U.K. an individual holder is domiciled in the U.S. and is not a national of the U.K., any ordinary shares or ADSs beneficially owned by that holder will not generally be subject to U.K. inheritance tax on that holder's death or on a gift made by that holder during his / her lifetime, provided that any applicable U.S. federal gift or estate tax liability is paid, except where (i) the ordinary shares or ADSs are part of the business property of a U.K. permanent establishment or pertain to a U.K. fixed base used for the performance of independent personal services; or (ii) the ordinary shares or ADSs are comprised in a settlement unless, at the time of the settlement, the settlor was domiciled in the U.S. and not a national of the U.K.

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

  Transfer of ADSs

No U.K. stamp duty will be payable on a written instrument transferring an ADS or on a written agreement to transfer an ADS provided that the instrument of transfer or the agreement to transfer is executed and remains at all times outside the U.K. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to U.K. stamp duty at the rate of 0.5% of the value of the consideration.

No SDRT will be payable in respect of an agreement to transfer an ADS.

F.     Dividends and paying agents.

Not applicable.

G.    Statement by experts.

Not applicable.

H.    Documents on display.

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

I.     Subsidiary Information.

Not applicable.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

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

Effect of Currency Movement on Results of Operations

We conduct business in the U.K., the U.S., continental Europe, Australasia and Asia and in various other countries around the world and, accordingly, our results of operations are subject to currency translation risk and currency transaction risk.

For the year ended December 31, 2015, our revenue by origin of manufacture and destination of sales, as a percentage of our consolidated revenue for continuing operations, were as follows:

Revenue by Geographic Origin
2015

Geographic Region	Percentage of Revenue
North America	60%
U.K.	26%
Other Europe	13%
Asia Pacific	1%

Revenue by Geographic Destination
2015

Geographic Region	Percentage of Revenue
North America	53%
European Community excluding U.K.	20%
Asia Pacific	10%
Africa	1%
Other Europe	1%
U.K.	12%
South and Central America	3%

In 2015, 50%, 12% and 18% of our sales revenue from continuing operations was denominated in U.S. dollars, GBP sterling and Euro, respectively.

  Currency translation risk

With respect to currency translation risk, our financial position and results of operations are measured and recorded in the relevant local base currency and then translated each month into U.S. dollars for inclusion in our consolidated financial statements. We translate balance sheet amounts at the exchange rates in effect on the date of the balance sheet, while income and cash flow items are translated at the average rate of exchange in effect for the relevant period.

The chart below shows the monthly rates used to translate our U.K. and continental Europe operations over the last year:

  Translation risk on net assets

We hold significant assets in the U.S., U.K. and continental Europe, and we have in the past used either forward foreign currency exchange contracts or local currency debt to hedge translation risk on our net assets. Since 2004, we have not engaged in the use of forward foreign currency exchange contracts for the purpose of hedging translation risk, although we may in the future enter into other similar arrangements when we believe it appropriate. We use local denominated debt externally provided by third parties, in various forms and to various levels, to hedge the exchange rate risks. We had net assets employed in North America, the U.K. and continental Europe of $121.5 million, $22.6 million and $24.0 million, respectively, as of December 31, 2015. Of the $121.5 million net assets in North America, $20.7 million related to goodwill with a functional currency of GBP sterling, the functional currency of the holding company, Luxfer Holdings PLC, following the transition to IFRS in 2012. Net assets in other regions only totaled $3.6 million and therefore were not a significant risk. Following the change in presentation currency to U.S. dollars as part of the transition to IFRS, we are now exposed to translation risk for the U.K. and all other non-U.S. net assets plus the U.S. goodwill, which in total is $62.1 million. Depreciation of the U.S. dollar compared to GBP sterling positively affects the value of our assets that are exposed to translation risk as reported in U.S. dollars in our consolidated financial statements and, conversely, the appreciation of the U.S dollar has a negative impact on the value of those assets.

As at December, 31, 2015, the U.S. dollar had strengthened by approximately 6% against GBP sterling and by approximately 12% against the Euro, compared to December, 31, 2014. These movements in conjunction with exchange rate movements of our other overseas investments, which are principally denominated in Czech koruna, Chinese renminbi, Canadian dollars and Australian dollars, decreased our consolidated net assets by $8.8 million, which we reported in our statement of other comprehensive income. As of December 31, 2015, we estimate that a 10% appreciation in the U.S. dollar against the other currencies of our operations would have decreased the value of our consolidated net assets by approximately $12.4 million.

  Translation risk on revenue and operating profits

The impact of changes in exchange rates on our reported revenue and operating profit is dependent on changes in average exchange rates in one year when compared to another. The chart above plots the GBP sterling and Euro exchange rates against U.S. dollars. The table below shows the impact of such shifts in average exchange rates had on our financial results.

	First quarter 2015	Second quarter 2015	Third quarter 2015	Fourth quarter 2015	Full year 2015
	(in $ million)
All currencies—translation impact—gain / (loss)
Revenue	$(8.7)	$(7.4)	$(4.8)	$(3.7)	$(24.6)
Operating profit	(0.3)	(0.3)	(0.1)	(0.0)	(0.7)

The table above also indicates the impact of movements in the exchange rate of GBP sterling, the Euro and other currencies against the U.S. dollar for 2015. We estimate that a 10% appreciation in the U.S. dollar against the other currencies of our operations in 2015 would have decreased our operating profit by approximately $0.8 million.

  Hedging of currency translation risk

The gains and losses arising from our exposure to movements in foreign currency exchange rates are recognized in the statement of other comprehensive income.

We cannot easily hedge the impact of translation risk on our operating profits, but we are able to hedge the translation risk on our overseas net assets. The two common methods are through either bank borrowing denominated in the foreign currency or use of forward foreign currency exchange contracts. We have hedged this risk through bank borrowings denominated in the same currencies as the net assets they help to fund. We can draw down amounts under our Revolving Credit Facility in U.S. dollars, GBP sterling and Euro and we can also issue notes through our Shelf Facility in U.S. dollars, GBP sterling and Euro. As of December 31, 2015, we had $117.0 million of debt denominated in U.S. dollars and £16.5 million of debt denominated in GBP sterling (as of December 31, 2014 we had $117.0 million of debt denominated in U.S. dollars and £7.3 million). We have on occasion also used forward foreign currency exchange contracts to hedge this exposure. However, this approach is less desirable than the use of bank debt because it requires the cash settlement of the contracts, which exposes us to an additional cash flow risk. As a result, we have not used such hedges in recent years. We also report any gains and losses on hedging instruments in the statement of other comprehensive income, offsetting the exchange movements on overseas net assets.

  Currency transaction risk

In addition to currency translation risk, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or sales transaction in a currency other than its functional currency. Matching sales revenues and costs in the same currency reduces currency transaction risk.

Our U.S. operations have little currency exposure, as most purchases, costs and revenue are denominated in U.S. dollars. In our U.K. operations, purchases of raw materials and sales are conducted in a large number of countries and in differing currencies, while other operating costs are generally incurred in GBP sterling, resulting in exposure to changes in foreign exchange rates. For example, purchases of raw materials are denominated principally in U.S. dollars, and a large portion of our sales by U.K. operations are in Euros.

The analysis of our revenue by destination and origin demonstrates that, although 26% of our product sales revenue in 2015 originates from manufacturing facilities in the U.K., only 12% of our revenue is derived from sales to customers within the U.K. The remaining percentage of revenue is generated from exports outside the U.K. In 2015, we sold 18% of our products into the countries that have adopted the Euro, but we only manufactured 7% of our goods in the Eurozone. As a result, movement in the exchange rate between the Euro and GBP sterling is our largest currency transaction risk. We estimate the net exposure to the Euro between sales and purchases equates to a gross profit exposure varying between €40 million and €50 million a year, fluctuating due to changes in sales, which will vary due to market demand factors. The geographic sales analysis shows that the U.S. dollar is another potential source of currency transaction risk for our U.K. operations, with sales of products denominated in U.S. dollars extending beyond North America, as many of our sales to Asia are also priced in U.S. dollars. The U.K. operations are exposed to a transaction risk, with export sales being priced in U.S. dollars, and have an estimated $10 million to $30 million net sales risk per year. We manage transaction risk on the sales and purchase cash flows separately, using separate sell and buy forward currency contracts, rather than on a net basis.

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

As of December 31, 2015, we held various foreign currency exchange contracts designated as hedges in respect of forward sales for U.S. dollars, Euros, Japanese yen and Australian dollars for the receipt of GBP sterling or Euros. For our largest risk exposure, Euro to GBP sterling, we had hedges in place for 2016 covering approximately 54% of our forecasted sales. We also held foreign currency exchange contracts designated as hedges in respect of forward purchases for U.S. dollars by the sale of GBP sterling. The contract totals in GBP sterling, range of maturity dates and range of exchange rates are disclosed below:

	Sales hedges as at December 31, 2015
	U.S. dollars	Euros	Australian dollars
Contract totals / £M	22.5	27.9	2.6
Maturity dates	01/16 to 06/17	01/16 to 05/17	09/16
Exchange rates	$1.4601 to $1.6250	€1.2385 to €1.4200	$2.1292

Purchase hedges as at December 31, 2015
	U.S. dollars	Euros
Contract totals / £M	13.3	7.7
Maturity dates	01/16 to 06/17	01/16 to 12/16
Exchange rates	$1.4573 to $1.6231	€1.3470 to €1.4183

The fair value of the above hedges was $0.4 million as of December 31, 2015. Under IAS39 a loss of $0.4 million has been deferred from recognition in our consolidated income statement until 2016, because it relates to effective hedges against forecasted sales and purchases in 2016 and 2017. We disclose the amount deferred separately under hedging reserve in our consolidated balance sheet.

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

In 2012, against the backdrop of global economic uncertainties, raw material costs generally stabilized or reduced from previous peak prices. The average LME price for aluminum was $2,049 per metric ton in 2012, a reduction of $370 per metric ton, or 15%, from the 2011 equivalent figure. Magnesium prices were almost identical in 2012 to the previous year with the average price of Chinese magnesium on a free on board basis being $3,114 per metric ton, a $2 per metric ton difference in 2012 compared to 2011. The largest single impact on our business in previous years was that of cerium carbonate. By the end of 2011 we had seen a softening of the price quoted on the Asian Metal Market to approximately $95 per kilogram (oxide contained) from the peak of $270 per kilogram months earlier. 2012 saw an increase in the supply of cerium carbonate and a return to more stable market conditions. As a result of this, the quoted Asian Metal Index price of cerium carbonate reduced progressively during the year, closing at approximately $28 per kilogram by December 2012.

In 2013, raw material costs generally decreased or stabilized. The average three month LME price for aluminum was $1,887 per metric ton in 2013, a reduction of $162 per metric ton, or 8%, from the 2012 equivalent figure. Magnesium prices reduced in 2013 compared to the previous year with the average price of Chinese magnesium on a free on board basis being $2,713 per metric ton, a $401 per metric ton difference in 2013 compared to 2012. 2013 saw market conditions for rare earth chemicals stabilize further, with the quoted Asian Metal Index price of cerium carbonate, a raw material which has had a significant impact on the business over the previous few years, reduce progressively during the year, closing at approximately $8 per kilogram by December 2013.

In 2014, raw material costs generally were stable. The average three month LME price for aluminum was $1,896 per metric ton in 2014, an increase of $9 per metric ton, less than 1%, from the 2013 equivalent figure. However, the LME price for aluminum was more volatile during the year. Our purchase cost of aluminum raw materials was also adversely impacted by the significant risk in specific premiums added to the LME price, by suppliers, these premiums being for physical delivery and specific alloy types. For example, the U.S. Midwest Aluminum Premium transaction price increased from $259 per metric ton to $526 per metric ton and there were similar increases for delivery premiums in Europe. Magnesium prices reduced in 2014 compared to the previous year with the average price of Chinese magnesium on a free on board basis being $2,496 per metric ton, a $217 per metric ton difference in 2014 compared to 2013. 2014 saw market conditions for rare earth chemicals stabilize further, with the quoted Asian Metal Index price of cerium carbonate, a raw material which has had a significant impact on the business over the previous several years, decrease progressively during the year, closing at approximately $4.5 per kilogram by December 2014.

In 2015, raw material costs generally decreased or stabilized. The average three month LME price for aluminum was $1,674 per metric ton in 2015, a decrease of $222 per metric ton, or 11.7%, from the 2014 equivalent figure. There was also a reduction in the U.S. Midwest Aluminum Premium throughout 2015, which decreased from a high of $535 per metric ton to a low of $155. Magnesium prices reduced in 2015 compared to the previous year with the average price of Chinese magnesium on a free on board basis being $2,140 per metric ton, a $356 per metric ton reduction, when compared to the average for 2014. 2015 saw further reductions in the price of rare earth chemicals, with the quoted Asian Metal Index price of cerium carbonate, a raw material which has had a significant impact on the business over the previous several years, closing at approximately $1.7 per kilogram by December 2015.

Utility costs slightly decreased by $1.0 million in 2015 compared to 2014 with the decrease being due to reduced usage driven by the closure of sites during 2015 as well as cost saving initiatives implemented during the year. We continue to seek further cost savings in this area, especially given the risk of higher water and energy costs in the long-term.

Primary aluminum is a global commodity, with its principal trading market on the LME. In the normal course of business, we are exposed to aluminum price volatility to the extent that the costs of aluminum purchases are more closely related to the LME price than the sales prices of certain of our products. Our Gas Cylinders Division will buy various aluminum alloys, in log, sheet, or tube form, and the contractual price will usually include an LME-linked base price plus a premium for a particular type of alloy and the cost of casting, rolling or extruding. The price of high-grade aluminum, which is actively traded on the LME, has fluctuated significantly in recent years as shown in the LME price graph below. The price remains volatile and difficult to predict. Since aluminum is the Gas Cylinders Division's largest single raw material cost, these fluctuations in the price of aluminum can affect this division's and our financial results. In order to help mitigate this risk, we enter into LME-related transactions in the form of commodity contracts. Historically we have also ordered a certain amount of our aluminum billet purchases on a forward fixed price.

The three month LME price for primary aluminum was as follows from January 1, 2012 through December 31, 2015:

LME three month price for primary aluminum January 2012 to December 2015

Source: London Metal Exchange

We estimate that changes in the LME price of aluminum will normally take approximately three months to impact our reported costs of sales and operating profits. In the later stages of 2011, the average three month LME price of primary aluminum began to fall, and this reduction continued in the first nine months of 2012, recovering slightly by December 2012. This overall reduction in 2012 reduced our cost base in 2012 by $1.3 million compared to 2011. The LME price reduced in 2013 also, reducing our cost base on 2012 by $0.4 million. In 2014, there was little change in the LME, though the price fluctuated during the year. The impact of the higher delivery premiums was approximately $1.6 million, based on the purchase of approximately 12,000 metric tons of aluminum raw materials. In 2015, the price of aluminum fell further, and the Midwest Aluminum Premium declined, resulting in a $1.9 million reduction in our cost base.

We estimate the average cost of our LME hedges was $1,942 per metric ton in 2015, $2,008 per metric ton in 2014 and $2,173 per metric ton in 2013.

There is no similar financial market to hedge magnesium, zirconium raw materials or carbon fiber, and prices for these raw materials have been volatile in recent years with some increasing substantially. To help mitigate these risks, we have a number of fixed-price supply contracts for these raw materials, which limit our exposure to price volatility over a calendar year. However, we remain exposed over time to rising prices in these markets, and therefore rely on the ability to pass on any major price increases to our customers in order to maintain our levels of profitability for zirconium-and magnesium-based products. We have also in the last few years, when we felt it was appropriate, made additional physical purchases of magnesium and some rare earth chemicals to delay the impact of higher prices, but this has had a cash flow impact on occasion thereby leading to greater utilization of our revolving credit bank facilities. Also, the price of magnesium in the U.S. is fairly high due to the protection of the U.S. market from Chinese imports through anti-dumping tariffs.

Ultimately we aim to recover all our raw material cost increases through adjustment to our sales prices. However, for aluminum costs, we can utilize LME financial derivative contracts over a one to two year period to mitigate shorter-term fluctuations and protect us in the short-term as we renegotiate sales prices with customers.

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

In 2015, approximately 62% of our price risk on primary aluminum costs was covered with LME hedges. We estimate we have 78% and 39% of our forecasted price risk of aluminum covered by LME derivative contracts for 2016 and 2017, respectively.

Our hedging policy is designed to enable us to benefit from a more stable cost base. The effect of the LME-related transactions we enter into is to mitigate the unfavorable impact of price increases on aluminum purchases. Under IFRS, similar to the treatment of derivative financial instruments used to hedge foreign currency risk, the change in the fair value of the LME contracts that relate to future transactions is deferred and held in an equity hedging reserve account. Gains and losses derived from such commodity contracts are reflected in the cost of goods sold when the underlying physical transaction takes place. The LME contracts we had at the end of 2015 had a mark-to-market loss of $3.7 million, which was deferred and included in the equity hedging reserve account. This compares to a mark-to-market gain of $0.6 million in 2014.

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

Effect of Interest Rate Movements

  Interest Rate Risk

As at December 31, 2015, we had both fixed rate and variable rate debt outstanding on our consolidated balance sheet. As a result of this exposure, we have in the past hedged interest payable under our floating rate indebtedness based on a combination of forward rate agreements, interest rate caps and swaps. There were no fixed or variable rate interest hedge agreements in place as at December 31, 2015 and December 31, 2014.

On May 13, 2011, we entered into the Senior Facilities Agreement and Note Purchase Agreement, providing a variable interest rate Term Loan and Revolving Credit Facility and fixed rated Loan Notes due 2018. This debt was all drawn down on June 15, 2011. The Loan Notes due 2018 have a $65 million principal amount and a fixed rate of interest of 6.19%. The Term Loan was fully repaid in October 2012 and under the revised agreement, the value of debt repaid could be re-drawn against the revolving credit facility available in GBP sterling, U.S. dollars or Euros. Following an amendment to the Senior Facilities Agreement on March 25, 2014, we are able to draw down up to a maximum aggregate principal amount of $150 million, of which $43.5 million was outstanding at December 31, 2015. The variable interest charged is linked to LIBOR (or, in the case of Euro loans, EURIBOR).

On September 18, 2014, we entered into the Note Purchase and Private Shelf Agreement. The Loan Notes due 2021 issued thereunder have a $25 million principal amount and a fixed rate of interest of 3.67%. Up to an additional $50 million in senior notes may be issued under the Shelf Facility, which will bear interest at a fixed rate set at the time of issuance.

Item 12.    Description of Securities Other than Equity Securities.

A.    Debt Securities.

Not applicable.

B.    Warrant and Rights.

Not applicable.

C.    Other Securities.

Not applicable.

D.    American Depositary Shares.

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

During the year ended December 31, 2015, we received $0.5 million in fees from the depositary of our ADSs.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.    Controls and Procedures.

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) under the supervision and the participation of the Executive Management Board, which is responsible for the management of the internal controls, and which includes the Chief Executive Officer and the Group Finance Director. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of December 31, 2015, the Chief Executive Officer and Group Finance Director have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information required to be recorded, processed, summarized and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Group Finance Director, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our Executive Management Board is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed, under the supervision of the Chief Executive Officer and the Group Finance Director, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with IFRS.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly, reflect transactions and dispositions of assets, provide reasonable assurance that transactions are recorded in the manner necessary to permit the preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures are only carried out in accordance with the authorization of our Executive Management Board and directors, and provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of our assets and that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Moreover, projections of any evaluation of the effectiveness of internal control to future periods are subject to a risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our Executive Management Board has assessed the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our Executive Management Board has concluded that our internal control over financial reporting as of December 31, 2015 was effective.

This Annual Report does not include an attestation report of the Company's registered public accounting firm because we qualify as an emerging growth company and, as such, are exempt from such attestation.

Changes in Internal Control over Financial Reporting

During the period covered by this report, we have not made any change to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.    [Reserved]

Item 16A.    Audit committee financial expert.

During the year ended December 31, 2015, David Landless served as a Non-Executive Director and as the audit committee financial expert and is independent for the purposes of Rule 10A-3 of the Exchange Act, the U.K. Corporate Governance Code and NYSE Section 303A.02.

Item 16B.    Code of Ethics.

The Company has adopted a formal code of ethics applicable all employees, including to the Chief Executive Officer, Group Finance Director and Group Financial Controller.

The Company's code of ethics is available on our website at http://www.luxfer.com/governance/code_of_ethics_and_business_conduct.asp.

Item 16C.    Principal Accountant Fees and Services.

PricewaterhouseCoopers LLP ("PwC") and Ernst & Young LLP ("E&Y") acted as our independent auditor for the fiscal years ended December 31, 2015 and December 31, 2014, respectively. The table below sets out the amount billed to us by our independent auditor for services performed in the year ended December 31, 2015 and 2014 and breaks down these amounts by category:

	2015	2014
	(in $ million)
Audit fees	1.1	1.1
Audit related fees	—	—
Tax fees
Tax compliance fees	—	0.3
Tax advisory fees	—	0.2

Total	1.1	1.6

Audit fees

Audit fees in 2015 and 2014 were related to the audit of our consolidated financial statements and other audit services provided in connection with statutory and regulatory filings or engagements.

Tax fees

Tax compliance and tax advisory fees in 2014 were related to tax compliance and tax planning services.

Pre-approval policies and procedures

The audit committee has established pre-approval policies and procedures which are followed prior to the engagement of PwC relating to the carrying out of audit and non-audit services. All services provided by our auditors are approved in advance by the audit committee in accordance with such policies and procedures.

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Effective June 4, 2015, the Board authorized a share buy-back program of up to $10.0 million, over the following twelve months, primarily to satisfy obligations under the Group's employee share programs, subject to applicable securities laws, regulatory considerations and other factors. Shareholder approval for this program was granted at the 2014 Annual General Meeting (for repurchases up to an aggregate amount of 2,700,000 ordinary shares or ADSs). Set forth below is the summary of shares repurchased by us during 2015 and the approximate dollar value, and number, of shares that may yet be repurchased under this program:

	Total number of shares purchased	Average price paid per share (in U.S. dollars)	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs (in $ million)	Maximum number of shares that may yet be purchased under the plans or programs
4 June—30 June 2015	146,804	$13.44	146,804	8.1	2,553,196
1 July—31 July 2015	—	—	146,804	8.1	2,553,196
1 August—31 August 2015	—	—	146,804	8.1	2,553,196
1 September—30 September 2015	—	—	146,804	8.1	2,553,196
1 October—31 October 2015	—	—	146,804	8.1	2,553,196
1 November—30 November 2015	—	—	146,804	8.1	2,553,196
1 December—31 December 2015	—	—	146,804	8.1	2,553,196

Total	146,804	$13.44	146,804	8.1	2,553,196

Item 16F.    Change in Registrant's Certifying Accountant.

On August 7, 2015 the then statutory auditor, Ernst & Young LLP ("E&Y"), resigned. As a result of a tender process we announced on August 7, 2015 that with immediate effect PricewaterhouseCoopers LLP ("PwC") would become the Company's statutory auditor. The change in statutory auditor was approved by the Company's Audit Committee and Board. PwC will hold office until the next annual general meeting of the Company at which the consolidated financial statements are presented, on May 24, 2016, when it will be proposed to the shareholders that PwC are re-elected as auditors of the Company.

During the two years prior to the year ended December 31, 2015, (i) E&Y had not issued any reports on the consolidated financial statements of the Company that contained an adverse opinion or a disclaimer of opinion, nor were the auditors' reports of E&Y qualified or modified as to uncertainty, audit scope, or accounting principles, (ii) there had not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to E&Y's satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors' reports, or any 'reportable event' as described in Item 16F(a)(1)(v) of Form 20-F.

Further, in the two years prior to the year ended December 31, 2015 we had not consulted with PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a 'reportable event' as described in Item 16F(a)(1)(v) of Form 20-F.

Item 16G.    Corporate Governance.

  Corporate Governance Practices

Our ADSs are listed on the NYSE. As a foreign private issuer, we rely on a provision in the NYSE's Listed Company Manual that permits us to follow home-country practice in lieu of certain NYSE corporate governance requirements. As a U.K. company, our corporate governance practices are governed by our Articles and the Companies Act. The significant differences between our corporate governance practices as a U.K. company and those required by NYSE listing standards for U.S. companies are as follows:

  Independence

The NYSE listing standards provide that listed companies must have a majority of independent directors and that both the nominating / corporate governance committee and the compensation committee must consist solely of independent directors. Under NYSE rule 303A.02, a director qualifies as independent only if the board affirmatively determines that such director has no material relationship with the company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company. In addition, in affirmatively determining the independence of any director who will serve on the compensation committee of the listed company's board of directors, the board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the listed company which is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to (i) the source of compensation of such director (including any consulting, advisory or other compensatory fee paid by the listed company to such director) and (ii) whether such director is affiliated with the listed company, a subsidiary of the listed company or an affiliate of a subsidiary of the listed company. Moreover, the NYSE listing standards enumerate a number of relationships that preclude independence.

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

  Code of Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. The Companies Act 2006 does not require us to adopt a Code of Ethics. See "Item 16b. Code of Ethics."

Item 16H.    Mine Safety Disclosure.

Not applicable.

 PART III

Item 17.    Financial Statements.

Not applicable.

Item 18.    Financial Statements.

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19.    Exhibits.

1.1	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-178278), as amended, initially filed with the SEC on December 2, 2011)
2.1
Form of specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form F-1 (file no. 333-178278), as amended, initially filed with the SEC on December 2, 2011)
2.2
Form of Deposit Agreement among Luxfer Holdings PLC, The Bank of New York Mellon and holders of American Depositary Receipts (incorporated by reference to Exhibit 2.2 to our Registration Statement on Form F-1 (file no. 333-178278), as amended, initially filed with the SEC on December 2, 2011)
2.3
Note Purchase Agreement dated as of May 13, 2011 by and among BA Holdings, Inc. and the parties named therein, as amended on November 30, 2012 and March 25, 2014. (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F (file no. 001-35370) filed with the SEC on March 31, 2014)
2.4
Third Amendment dated as of September 18, 2014 to Note Purchase dated as of May 13, 2011 by and among BA Holdings, Inc. and the parties named therein (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (file no. 001-35370) filed with the SEC on March 19, 2015)
2.5
Senior Facilities Agreement dated as of May 13, 2011, as amended and restated on March 25, 2014 by and among Luxfer Holdings PLC and the parties named therein (incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F (file no. 001-35370) filed with the SEC on March 31, 2014)
2.6
Note Purchase and Private Shelf Agreement dated as of September 18, 2014 (incorporated by reference to Exhibit 2.6 to our Annual Report on Form 20-F (file no. 001-35370) filed with the SEC on March 19, 2015)
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
8.1	List of Subsidiaries (included under Item 4.C "Organizational Structure" in this Annual Report on Form 20-F)
12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934—Brian Gordon Purves
12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934—Andrew Michael Beaden
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)—Brian Gordon Purves
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)—Andrew Michael Beaden
15.1	Consent of PricewaterhouseCoopers LLP
15.2	Consent of Ernst & Young LLP
16.1	Letter of Ernst & Young LLP with respect to change in registrant's certifying accountant

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Luxfer Holdings PLC
March 15, 2016	By:	/s/ Andrew Michael Beaden
Andrew Michael Beaden
Group Finance Director

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Luxfer Holdings PLC

In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement, consolidated statement of comprehensive income, consolidated cash flow statement and consolidated statement of changes in equity present fairly, in all material respects, the financial position of Luxfer Holdings PLC and its subsidiaries at December 31, 2015, and the results of their operations and their cash flows for the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

March 15, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Luxfer Holdings PLC

We have audited the accompanying consolidated balance sheet of Luxfer Holdings PLC as of December 31, 2014, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated cash flow statement and consolidated changes in equity, for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Luxfer Holdings PLC at December 31, 2014, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP

March 19, 2015

LUXFER HOLDINGS PLC
CONSOLIDATED INCOME STATEMENT
All amounts in millions, except share and per share data

	Note	2015 $M	2014 $M	2013 $M
CONTINUING OPERATIONS
REVENUE	2	460.3	489.5	481.3
Cost of sales		(356.3)	(376.6)	(363.5)

Gross profit		104.0	112.9	117.8
Distribution costs		(7.9)	(8.1)	(6.5)
Administrative expenses		(52.6)	(59.7)	(52.2)
Share of results of joint ventures and associates	14	(1.2)	(0.3)	0.1

TRADING PROFIT	2	42.3	44.8	59.2
Changes to U.K. defined benefit pension plan	5	18.0	—	—
Restructuring and other expense	5	(22.4)	(3.9)	(2.7)

OPERATING PROFIT	3	37.9	40.9	56.5
Other (expense) / income:
Acquisitions and disposals	5	(2.0)	4.5	(0.1)
Finance income:
Interest received	7	0.5	0.5	0.3
Finance costs:
Interest costs	8	(7.4)	(6.6)	(6.2)
IAS 19R retirement benefits finance charge	8	(3.0)	(2.7)	(3.8)
Unwind of discount on deferred contingent consideration from acquisitions	8	(0.4)	(0.3)	—

PROFIT ON OPERATIONS BEFORE TAXATION		25.6	36.3	46.7
Income tax expense	9	(9.5)	(7.1)	(12.6)

NET INCOME FOR THE YEAR		16.1	29.2	34.1

Attributable to:
Equity shareholders		16.1	29.2	34.1

Earnings per share:
Basic
Unadjusted	10	$0.60	$1.09	$1.27

Diluted
Unadjusted	10	$0.59	$1.05	$1.22

LUXFER HOLDINGS PLC
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
All amounts in millions, except share and per share data

	Note	2015 $M	2014 $M	2013 $M
Net income for the year		16.1	29.2	34.1

Other comprehensive income movements
Items that may be reclassified to the consolidated income statement:
Exchange differences on translation of foreign operations		(8.6)	(10.8)	3.1
Fair value movements in cash flow hedges		(5.4)	1.4	(0.8)
Transfers to consolidated income statement on cash flow hedges		(0.1)	0.1	—
Exchange differences on translation of hedging reserve		—	0.2	—
Deferred income taxes on cash flow hedges		1.1	(0.5)	0.1

Hedge accounting (expense) / income adjustments		(4.4)	1.2	(0.7)
Total hedge accounting and translation of foreign operations movements		(13.0)	(9.6)	2.4

Items that will not be reclassified to the consolidated income statement:
Remeasurement of defined benefit retirement plans	29	4.4	(35.4)	23.7
Deferred income taxes on retirement benefits remeasurements	23	(1.5)	8.9	(9.1)

Retirement benefits changes		2.9	(26.5)	14.6

Total other comprehensive income movements for the year		(10.1)	(36.1)	17.0

Total comprehensive income / (loss) for the year		6.0	(6.9)	51.1

Attributed to:
Equity shareholders		6.0	(6.9)	51.1

LUXFER HOLDINGS PLC
CONSOLIDATED BALANCE SHEET
All amounts in millions, except share and per share data

	Note	December 31, 2015 $M	December 31, 2014 $M
ASSETS
Non-current assets
Property, plant and equipment	11	136.0	143.8
Intangible assets	12	87.0	93.3
Investments	14	7.2	7.4
Deferred income tax assets	23	13.8	19.2

		244.0	263.7

Current assets
Inventories	15	91.8	104.6
Trade and other receivables	16	62.3	73.6
Income tax receivable		0.7	2.1
Cash and cash equivalents	17	36.9	14.6

		191.7	194.9
Assets classified as held for sale	32	—	1.2

		191.7	196.1

TOTAL ASSETS		435.7	459.8

EQUITY AND LIABILITIES
Capital and reserves
Ordinary share capital	18	25.3	25.3
Deferred share capital	18	150.9	150.9
Share premium account	18	56.4	56.2
Treasury shares	18	(1.3)	—
Retained earnings	20	316.6	308.8
Own shares held by ESOP	18	(0.2)	(0.4)
Share based compensation reserve	18	4.1	3.7
Hedging reserve	20	(3.5)	0.9
Translation reserve	20	(44.8)	(36.2)
Merger reserve	20	(333.8)	(333.8)

Capital and reserves attributable to the Group's equity shareholders		169.7	175.4

Total equity		169.7	175.4

Non-current liabilities
Bank and other loans	21	131.6	121.4
Retirement benefits	29	58.9	90.9
Deferred income tax liabilities	23	1.7	2.0
Deferred contingent consideration	25	2.9	2.6
Provisions	22	1.5	2.1

		196.6	219.0
Current liabilities
Trade and other payables	24	65.5	62.8
Current income tax liabilities		0.1	0.5
Provisions	22	3.8	2.1

		69.4	65.4

Total liabilities		266.0	284.4

TOTAL EQUITY AND LIABILITIES		435.7	459.8

LUXFER HOLDINGS PLC
CONSOLIDATED CASH FLOW STATEMENT
All amounts in millions, except share and per share data

	Note	2015 $M	2014 $M	2013 $M
RECONCILIATION OF CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income for the year		16.1	29.2	34.1
Adjustments to reconcile net income for the year to net cash flows from continuing operating activities:
Income taxes	9	6.2	7.1	9.6
Deferred income taxes	9	3.3	—	3.0
Depreciation and amortization		18.6	18.1	15.8
Loss on disposal of property, plant and equipment	3	—	0.3	0.3
Share based compensation charges net of cash settlement	6	1.3	1.8	1.8
Net interest costs		6.9	6.1	5.9
Non-cash restructuring charges		17.7	—	—
Settlement charge on retirement benefits obligations	5	—	—	1.7
Curtailment and past service credits on retirement benefits obligations	5	(18.2)	—	—
IAS 19R retirement benefits finance charge		3.0	2.7	3.8
Acquisitions and disposals	5	2.0	(4.5)	0.1
Unwind of discount on deferred contingent consideration from acquisitions		0.4	0.3	—
Share of results of joint ventures and associates	14	1.2	0.3	(0.1)
Changes in operating assets and liabilities:
Sale / (purchase) of assets classified as held for sale		1.2	(1.2)	—
Decrease / (increase) in receivables		5.0	(7.8)	5.7
Decrease / (increase) in inventories		3.0	(8.5)	(9.1)
Decrease in payables		(0.9)	(1.9)	(11.2)
Movement in retirement benefits obligations		(8.6)	(10.4)	(11.4)
Movement in provisions	22	0.3	—	(0.7)
Acquisitions and disposals costs paid		(0.6)	(1.6)	—
Income taxes paid		(5.1)	(7.0)	(12.2)

NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES		52.8	23.0	37.1
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(15.3)	(20.4)	(24.2)
Purchases of intangible assets		(2.1)	(1.9)	(2.3)
Receipts from sales of property, plant and equipment		—	—	0.1
Investment in joint ventures—equity funding	14	—	—	(2.5)
Investment in joint ventures—debt funding	14	(0.5)	0.2	(4.5)
Investment in associates	14	(3.7)	—	—
Interest income received from joint ventures		0.4	0.3	—
Net cash flows on purchase of businesses	25	—	(58.0)	—

NET CASH FLOWS FROM INVESTING ACTIVITIES		(21.2)	(79.8)	(33.4)

NET CASH FLOWS BEFORE FINANCING		31.6	(56.8)	3.7

CASH FLOWS FROM FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities		(1.7)	(1.3)	(0.9)
Interest paid on Loan Notes due 2018		(4.0)	(4.0)	(4.0)
Interest paid on Loan Notes due 2021		(0.9)	(0.2)	—
Other interest received		0.2	0.2	0.3
Draw down on banking facilities		9.6	35.2	—
Issue of Loan Notes due 2021		—	25.0	—
Repayment of other loans		—	(0.3)	—
Amendment to banking facilities—financing costs		—	(1.5)	—
Issue of Loan Notes due 2021—financing costs		—	(0.2)	—
Dividends paid	19	(10.8)	(10.8)	(10.8)
Share issue costs		—	—	(0.3)
Purchase of shares from ESOP	18	0.1	0.1	—
Proceeds from issue of shares		0.2	0.6	—
Purchase of treasury shares	18	(1.9)	—	—

NET CASH FLOWS FROM FINANCING ACTIVITIES		(9.2)	42.8	(15.7)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		22.4	(14.0)	(12.0)

Net foreign exchange differences		(0.1)	0.2	0.2
Cash and cash equivalents at January 1	17	14.6	28.4	40.2

Cash and cash equivalents at December 31	17	36.9	14.6	28.4

LUXFER HOLDINGS PLC
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
All amounts in millions, except share and per share data

	Equity attributable to the equity shareholders of the parent
	Note	Ordinary share capital $M	Deferred share capital $M	Share premium account $M	Treasury shares $M	Retained earnings $M	Own shares held by ESOP $M	Other reserves(1) $M	Total equity $M
At January 1, 2013		25.3	150.9	55.6	—	278.6	(0.5)	(361.1)	148.8

Net income for the year		—	—	—	—	34.1	—	—	34.1
Currency translation differences		—	—	—	—	—	—	3.1	3.1
Decrease in fair value of cash flow hedges		—	—	—	—	—	—	(0.8)	(0.8)
Remeasurement of defined benefit retirement plans		—	—	—	—	23.7	—	—	23.7
Deferred income taxes on items taken to other comprehensive income		—	—	—	—	(9.1)	—	0.1	(9.0)

Total comprehensive income for the year		—	—	—	—	48.7	—	2.4	51.1

Equity dividends	19	—	—	—	—	(10.8)	—	—	(10.8)
Equity settled share based compensation charges	18	—	—	—	—	—	—	1.8	1.8
Deferred income taxes on items taken to equity		—	—	—	—	0.8	—	—	0.8

Other changes in equity in the year		—	—	—	—	(10.0)	—	1.8	(8.2)

At December 31, 2013		25.3	150.9	55.6	—	317.3	(0.5)	(356.9)	191.7

Net income for the year		—	—	—	—	29.2	—	—	29.2
Currency translation differences		—	—	—	—	—	—	(10.6)	(10.6)
Increase in fair value of cash flow hedges		—	—	—	—	—	—	1.4	1.4
Transfer to consolidated income statement on cash flow hedges		—	—	—	—	—	—	0.1	0.1
Remeasurement of defined benefit retirement plans		—	—	—	—	(35.4)	—	—	(35.4)
Deferred income taxes on items taken to other comprehensive income	23	—	—	—	—	8.9	—	(0.5)	8.4

Total comprehensive income for the year		—	—	—	—	2.7	—	(9.6)	(6.9)

Equity dividends	19	—	—	—	—	(10.8)	—	—	(10.8)
Arising from issue of share capital	18	—	—	0.6	—	—	—	—	0.6
Equity settled share based compensation charges	18	—	—	—	—	—	—	1.1	1.1
Deferred income taxes on items taken to equity	23	—	—	—	—	(0.4)	—	—	(0.4)
Purchase of shares from ESOP	18	—	—	—	—	—	0.1	—	0.1

Other changes in equity in the year		—	—	0.6	—	(11.2)	0.1	1.1	(9.4)

At December 31, 2014		25.3	150.9	56.2	—	308.8	(0.4)	(365.4)	175.4

Net income for the year		—	—	—	—	16.1	—	—	16.1
Currency translation differences		—	—	—	—	—	—	(8.6)	(8.6)
Decrease in fair value of cash flow hedges		—	—	—	—	—	—	(5.4)	(5.4)
Transfer to consolidated income statement on cash flow hedges		—	—	—	—	—	—	(0.1)	(0.1)
Remeasurement of defined benefit retirement plans		—	—	—	—	4.4	—	—	4.4
Deferred income taxes on items taken to other comprehensive income	23	—	—	—	—	(1.5)	—	1.1	(0.4)

Total comprehensive income for the year		—	—	—	—	19.0	—	(13.0)	6.0

Equity dividends	19	—	—	—	—	(10.8)	—	—	(10.8)
Equity settled share based compensation charges	18	—	—	—	—	—	—	0.9	0.9
Arising from issue of share capital	18	—	—	0.2	—	—	—	—	0.2
Purchase of own shares	18	—	—	—	(1.9)	—	—	—	(1.9)
Purchase of shares from ESOP	18	—	—	—	—	—	0.1	—	0.1
Utilization of treasury shares	18	—	—	—	0.6	(0.1)	—	(0.5)	—
Deferred income taxes on items taken to equity	23	—	—	—	—	(0.3)	—	—	(0.3)
Exchange movement on ESOP	18	—	—	—	—	—	0.1	—	0.1

Other changes in equity in the year		—	—	0.2	(1.3)	(11.2)	0.2	0.4	(11.7)

At December 31, 2015		25.3	150.9	56.4	(1.3)	316.6	(0.2)	(378.0)	169.7

(1)
Other reserves include a hedging reserve of a loss of $3.5 million (2014: a gain of $0.9 million and 2013: a loss of $0.3 million), a translation reserve of $44.8 million (2014: $36.2 million and 2013: $25.4 million), a merger reserve of $333.8 million (2014 and 2013: $333.8 million) and a share based compensation reserve of $4.1 million (2014: $3.7 million and 2013: $2.6 million).

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts in millions, except share and per share data

1. Accounting policies

Basis of preparation and statement of compliance with IFRS

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as they apply to the consolidated financial statements of the Group for the year ended December 31, 2015. The consolidated financial statements have been prepared on a historical cost basis, except where IFRS requires or permits fair value measurement.

The directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Therefore the directors continue to apply the going concern basis for accounting in the preparation of the consolidated financial statements.

For the purpose of the accompanying consolidated financial statements, subsequent events have been evaluated through to March 15, 2016, which is the date the consolidated financial statements were authorized by the Board. The consolidated financial statements were issued on March 15, 2016.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Luxfer Holdings PLC and its subsidiaries (the "Group") at December 31 each year. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. All inter-company balances and transactions, including unrealized profits arising from intra-Group transactions, have been eliminated in full.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

The accounting policies which follow, set out those polices which apply in preparing the consolidated financial statements for the years ended December 31, 2013, December 31, 2014 and December 31, 2015.

Presentation currency

The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest $0.1 million except when otherwise indicated. The books of the Group's non-U.S. entities are converted to U.S. dollars at each reporting period date in accordance with the accounting policy below.

The functional currency of the holding company Luxfer Holdings PLC and its U.K. subsidiaries remains GBP sterling, being the most appropriate currency for those particular operations.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. The choice of measurement of non-controlling interest, either at fair value or at the proportionate share of the acquiree's identifiable net assets, is determined on a transaction by transaction basis. Acquisition costs are expensed as incurred.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

1. Accounting policies (Continued)

Goodwill is initially measured at cost being the excess of the aggregate of the acquisition-date fair value of the consideration transferred and the amount recognized for the non-controlling interest over the net identifiable amounts of the assets acquired and the liabilities assumed in exchange for the business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the Group's cash generating units that are expected to benefit from the combination. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying value of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash generating unit retained.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous U.K. GAAP amounts subject to being tested for impairment at that date.

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

Other intangible assets

Other intangible assets are measured initially at purchase cost, or where acquired in a business combination at fair value, and are amortized on a straight-line basis over their estimated useful lives as follows:

Technology and patents	14 – 20 years
Tradenames and trademarks	20 – 25 years
Customer relationships	12.5 years
Backlogs and non-compete agreements	5 – 6 years
Development costs	5 – 10 years
Software	4 – 7 years

The carrying values are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Reviews are made annually of the estimated remaining lives and residual values of the patents and trademarks.

Revenue

Revenue excludes inter-company revenue and value added tax and represents net invoice value less estimated rebates, returns and settlement discounts. Revenue is recognized on the sale of goods and services when the significant risks and rewards of ownership of those goods and services have been transferred to a third party.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

1. Accounting policies (Continued)

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

For any individual asset the carrying value is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying value exceeds the estimated recoverable amount, the asset is written-down to its recoverable amount. The recoverable amount of property, plant and equipment is the greater of the fair value less costs of disposal and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the consolidated income statement as part of the profit or loss on operations before taxation.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the item) is included in the consolidated income statement in the year the item is derecognized.

Inventories

Inventories are stated at the lower of cost and net realizable value. Raw materials are valued on a first-in, first-out basis. Strategic purchases of inventories in order to secure supply and reduce the impact of price volatility on the cost of inventories are valued on an average cost basis. Work in progress and finished goods costs comprise direct materials and, where applicable, direct labor costs, an apportionment of production overheads and any other costs that have been incurred in bringing the inventories to their present location

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

1. Accounting policies (Continued)

and condition. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in selling and distribution. Inventories are reviewed on a regular basis, and we will make allowance for excess or obsolete inventories and write-down to net realizable value based primarily on committed sales prices and our estimates of expected and future product demand and related pricing.

Research and development

Research expenditure is expensed as incurred. Internal development expenditure is charged as administrative costs to the consolidated income statement in the year it is incurred unless it meets the recognition criteria of IAS 38 "Intangible Assets". Where the recognition criteria are met, intangible assets are capitalized and amortized over their estimated useful economic lives from product launch. Intangible assets relating to products in development are subject to impairment testing at each balance sheet date or earlier upon indication of impairment.

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

On consolidation, the assets and liabilities of the Group's foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences that arise, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognized in the consolidated income statement in the period in which the operation is disposed.

Income taxes

Current income taxes

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted, or substantively enacted, at the reporting date in the countries where the Group operates and generates taxable income.

Current income taxes relating to items recognized directly in equity is recognized in equity and not in the consolidated income statement. Management periodically evaluates positions taken in the tax returns with

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

1. Accounting policies (Continued)

respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income taxes

Deferred income taxes are the future income taxes expected to be payable or recoverable on differences between the carrying values of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred income tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, investments in associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying value of a deferred income tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred income taxes are calculated at the tax rate that is expected to apply in the period when the liability is settled or the asset is realized based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Deferred income taxes are charged or credited to the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred income taxes are also dealt with in equity.

Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased items, are capitalized as a fixed asset at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments.

The capital element of the leasing commitment is shown as obligations under finance leases. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized as an expense in the consolidated income statement. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated income statement on a straight-line basis over the lease term.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

1. Accounting policies (Continued)

Retirement benefits costs

In respect of defined benefit plans, obligations are measured at the present value whilst plan assets are recorded at fair value. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date.

The charge to the consolidated income statement is based on an actuarial calculation of the Group's portion of the annual expected costs of the benefit plans and the net interest cost, which is calculated by applying the discount rate to the net defined benefit obligation, taking into account contributions and benefits paid. Remeasurements are recognized in the statement of comprehensive income.

When a settlement or curtailment occurs the obligation and related plan assets are remeasured using current actuarial assumptions and the resultant gain or loss recognized in the consolidated income statement in the period in which the settlement or curtailment occurs.

Payments to defined contribution plans are charged as an expense as they fall due.

Government grants

Government grants relating to property, plant and equipment are treated as deferred income and released to the consolidated income statement over the expected useful lives of the asset concerned.

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that a transfer of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Share based compensation

The cost of equity settled transactions is recognized, based upon the fair value at grant date, together with a corresponding increase in the share based compensation reserve in equity, over the period in which the performance or service conditions are fulfilled. The cumulative expense recognized for equity settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The consolidated income statement expense or credit for a period represents the movement in cumulative expense recognized at the beginning and end of that period.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

1. Accounting policies (Continued)

Separate disclosure of expenses or income

Certain items of expense or income are presented separately based on management's judgment that they need to be disclosed by virtue of their size, nature or incidence in order to provide a proper understanding of our results of operations and financial condition. Such items of expense or income incurred during a period are disclosed under identifiable headings in the consolidated income statement and further explained in Note 5 to the consolidated financial statements. Examples of such items include but are not limited to:

  ▪
  Restructurings of the activities of the Group and reversals of any provisions for the costs of restructuring;

  ▪
  write-downs of inventories to net realizable value or of property, plant and equipment to recoverable amount, as well as reversals of such write-downs;

  ▪
  disposals of items of property, plant and equipment;

  ▪
  disposals of investments and subsidiaries;

  ▪
  discontinued operations;

  ▪
  litigation settlements; and

  ▪
  other material reversals of provisions.

The nature of the items of expense or income is considered to determine whether the item should be presented as part of operating profit or loss or as other expenses or income. The trading profit, and adjusted earnings per share calculations, presented by the Group exclude the impact of these items. Management believes that the use of adjusted measures such as this provides additional useful information on underlying trends to shareholders.

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

For those activities classified as discontinued, the post-tax profit or loss is disclosed separately on the face of the consolidated income statement. The cash flows associated with the discontinued operations are also separately disclosed.

Assets (or disposal groups) held for sale are classified as assets held for sale and stated at the lower of their carrying value and fair value costs to sell, if their carrying value is recovered principally through a sale transaction rather than through continuing use. Assets held for sale are no longer amortized or depreciated from the time they are classified as such.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

1. Accounting policies (Continued)

Interest in joint ventures

The Group has applied IFRS 11 to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group's share of the post-acquisition profits or losses and movements in other comprehensive income.

When the Group's share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group's net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the joint ventures.

The Group determines at each reporting date whether there is any objective evidence that the investment in the joint venture is impaired. If the investment is impaired, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount as 'restructuring and other expense' in the consolidated income statement.

Gains or losses resulting from upstream and downstream transactions between the Group and its joint venture are recognized in the Group's consolidated financial statements only to the extent of unrelated investor's interests in the joint venture. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

Interest in associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method of accounting, the investment is initially recognized at cost, and the carrying value is increased or decreased to recognize the investor's share of the profit or loss and movements in other comprehensive income of the investee after the date of acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group's share of post-acquisition profit or loss is recognized in the consolidated income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying value of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

1. Accounting policies (Continued)

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount as 'restructuring and other expense' in the consolidated income statement.

Gains or losses resulting from upstream and downstream transactions between the Group and its associate are recognized in the Group's consolidated financial statements only to the extent of unrelated investor's interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in associates are recognized in the consolidated income statement.

Financial assets and liabilities

Trade and other receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Bank and other loans

Bank and other loans are recorded at the fair value of the proceeds received plus directly attributable transaction costs. Issue costs relating to revolving credit facilities are charged to the consolidated income statement over the estimated life of the facility on a periodic basis and are added to the carrying value of the facility. Issue costs relating to fixed term loans are charged to the consolidated income statement using the effective interest method and are added to the carrying value of the fixed term loan.

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

In relation to cash flow hedges to hedge the foreign currency risk of firm commitments which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in the consolidated income statement.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

1. Accounting policies (Continued)

In relation to derivative financial instruments used to hedge a forecast transaction, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in the consolidated income statement. Amounts taken to equity are transferred to the consolidated income statement when the hedged transaction affects profit or loss.

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

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. All equity instruments are included in shareholders' funds. The finance costs incurred in respect of an equity instrument are charged directly to the consolidated income statement. Other instruments are classified as financial liabilities if they contain a contractual obligation to transfer economic benefits.

Critical accounting judgments and key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying values of assets and liabilities within the next financial year, are discussed below. The judgments used by management in the application of the Group's accounting policies in respect of these key areas of estimation are considered to be the most significant.

Impairment of non-financial assets

The Group assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Goodwill is tested for impairment annually and at other times when such indicators exist. Other non-financial assets are tested for impairment when there are indicators that the carrying value may not be recoverable.

When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash generating unit, including suitable sales growth and terminal growth rates, and choose a suitable discount rate in order to calculate the present value of those cash flows. Details regarding goodwill and assumptions used in carrying out the impairment review are given in Note 13.

Pensions

Determining the present value of future obligations of pensions requires an estimation of future mortality rates, future salary increases, future pension increases, future inflation increases and discount rates. These assumptions are determined in association with qualified actuaries. Due to the long-term nature of these

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

1. Accounting policies (Continued)

plans, such estimates are subject to significant uncertainty. The pension liabilities at December 31, 2015 are $58.9 million (2014: $90.9 million). Further details are given in Note 29.

Deferred income taxes

Deferred income tax assets are recognized for unabsorbed tax losses and unutilized capital allowances to the extent that it is probable that taxable profit will be available against which the losses and capital allowances can be utilized. Judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are given in Note 23.

Measurement of contingent consideration

Contingent consideration arising from business combinations is valued at fair value at the acquisition date. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured to fair value at each reporting date. The determination of the fair value is based on an estimate of the future profitability of the acquired businesses.

Changes in accounting policies

The accounting policies adopted are consistent with those of the previous financial year except for the following new and amended standards and interpretations during the year that are applicable to the Group. Adoption of these revised standards and interpretations did not have any significant effect on the consolidated financial statements of the Group.

International Financial Reporting Standards		Effective date
IFRIC 21	Levies	January 1, 2014
IAS 19R	Employee Benefits (Amendments)	July 1, 2014
IFRSs	Annual Improvements to IFRSs: 2012 Cycle	July 1, 2014
IFRSs	Annual Improvements to IFRSs: 2013 Cycle	January 1, 2015

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

1. Accounting policies (Continued)

New standards and amendments to standards not applied

The IASB has issued the following standards and amendments to standards with a mandatory effective date after January 1, 2015:

International Financial Reporting Standards		Mandatory effective date
IFRS 11	Joint Arrangements (Amendments)	No earlier than January 1, 2016
IAS 16, IAS 38	Property, Plant and Equipment, Intangible Assets (Amendments)	No earlier than January 1, 2016
IAS 27	Separate Financial Statements (Amendments)	No earlier than January 1, 2016
IFRS 10, IAS 28	Consolidated Financial Statements, Investments in Associates and Joint Ventures (Amendments)	No earlier than January 1, 2016
IFRSs	Annual Improvements to IFRSs: 2014 Cycle	No earlier than January 1, 2016
IAS 1	Presentation of Financial Statements (Amendments)	No earlier than January 1, 2016
IFRS 15	Revenue from Contracts with Customers	No earlier than January 1, 2018
IFRS 9	Financial Instruments	No earlier than January 1, 2018
IFRS 16	Leases	No earlier than January 1, 2019

The Group applies IFRS as issued by the IASB.

The directors do not expect that the adoption of the standards listed above will have a material impact on the consolidated financial statements of the Group in future periods, except as follows:

  ▪
  IFRS 15 may impact the measurement and disclosures of revenue;

  ▪
  IFRS 9 may impact the measurement and disclosures of financial instruments; and

  ▪
  IFRS 16 may impact the measurement and disclosures of leases.

Beyond the information above it is not practicable to provide a reasonable estimate of the effect of these standards until a detailed review has been completed.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

2. Revenue and segmental analysis

For management purposes, the Group is organized into two reporting divisions, Gas Cylinders and Elektron. These divisions are aggregated from the four identified CGUs in the Group; Luxfer Gas Cylinders and Superform aggregate to Gas Cylinders; and Magnesium Elektron and MEL Chemicals aggregate to Elektron. This rationale is in line with IFRS 8 which allows for aggregation of operating segments on the basis they share similar economic characteristics for the nature of the products and services; the nature of the production processes; the type or class of customer for their products and services; the methods used to distribute their products or provide their services; and the nature of the regulatory environment. The tables below set out information on the results of these two reportable segments.

Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated by the chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments and has been identified as the Board, based on trading profit or loss (defined as operating profit or loss before changes to U.K. defined benefit pension plan and restructuring and other expense), and adjusted EBITDA (defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, changes to U.K. defined benefit pension plan, restructuring and other expense, other share based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment). For the purposes of our divisional segmental analysis, IFRS 8 requires the use of "segment profit" performance measures that are used by our chief operating decision maker. Trading profit is the "segment profit" used to satisfy this requirement in the below analysis.

Unallocated assets and liabilities include those which are held on behalf of the Group and cannot be allocated to a division, such as taxation, investments, cash, retirement benefits obligations, bank and other loans and holding company assets and liabilities.

All inter-segment revenue is made on an arm's length basis.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

2. Revenue and segmental analysis (Continued)

REPORTING SEGMENTS:

Year ended December 31, 2015

	Gas Cylinders $M	Elektron $M	Unallocated $M	Total Continuing Activities $M
Revenue
Segment revenue	239.1	221.8	—	460.9
Inter-segment revenue	—	(0.6)	—	(0.6)

Revenue to external customers	239.1	221.2	—	460.3

Result
Adjusted EBITDA	16.5	45.7	—	62.2
Other share based compensation charges	(0.7)	(0.6)	—	(1.3)
Depreciation and amortization	(7.2)	(11.4)	—	(18.6)

Trading profit—segment result	8.6	33.7	—	42.3
Changes to U.K. defined benefit pension plan (Note 5)	—	—	18.0	18.0
Restructuring and other expense (Note 5)	(21.9)	(0.5)	—	(22.4)

Operating (loss)/profit	(13.3)	33.2	18.0	37.9
Acquisitions and disposals (Note 5)	(0.2)	—	(1.8)	(2.0)
Net interest costs	—	—	(6.9)	(6.9)
IAS 19R retirement benefits finance charge	—	—	(3.0)	(3.0)
Unwind of discount on deferred contingent consideration from acquisitions	—	(0.4)	—	(0.4)

(Loss)/profit on operations before taxation	(13.5)	32.8	6.3	25.6
Tax expense				(9.5)

Net income for the year				16.1

Other segment information
Segment assets	158.3	208.5	68.9	435.7
Segment liabilities	(32.3)	(21.4)	(212.3)	(266.0)

Net assets/(liabilities)	126.0	187.1	(143.4)	169.7

Capital expenditure: Property, plant and equipment	6.0	9.3	—	15.3
Capital expenditure: Intangible assets	1.3	1.0	—	2.3

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

2. Revenue and segmental analysis (Continued)

Year ended December 31, 2014

	Gas Cylinders $M	Elektron $M	Unallocated $M	Total Continuing Activities $M
Revenue
Segment revenue	258.9	231.5	—	490.4
Inter-segment revenue	—	(0.9)	—	(0.9)

Revenue to external customers	258.9	230.6	—	489.5

Result
Adjusted EBITDA	14.7	50.1	—	64.8
Other share based compensation charges	(0.8)	(0.8)	—	(1.6)
Loss on disposal of property, plant and equipment	(0.2)	(0.1)	—	(0.3)
Depreciation and amortization	(7.8)	(10.3)	—	(18.1)

Trading profit—segment result	5.9	38.9	—	44.8
Restructuring and other expense (Note 5)	(1.1)	(2.6)	(0.2)	(3.9)

Operating profit/(loss)	4.8	36.3	(0.2)	40.9
Acquisitions and disposals (Note 5)	1.2	3.3	—	4.5
Net interest costs	—	—	(6.1)	(6.1)
IAS 19R retirement benefits finance charge	—	—	(2.7)	(2.7)
Unwind of discount on deferred contingent consideration from acquisitions	(0.1)	(0.2)	—	(0.3)

Profit/(loss) on operations before taxation	5.9	39.4	(9.0)	36.3
Tax expense				(7.1)

Net income for the year				29.2

Other segment information
Segment assets	189.5	216.8	53.5	459.8
Segment liabilities	(33.0)	(25.1)	(226.3)	(284.4)

Net assets/(liabilities)	156.5	191.7	(172.8)	175.4

Capital expenditure: Property, plant and equipment	8.2	12.3	—	20.5
Capital expenditure: Intangible assets	1.0	0.9	—	1.9

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

2. Revenue and segmental analysis (Continued)

Year ended December 31, 2013

	Gas Cylinders $M	Elektron $M	Unallocated $M	Total Continuing Activities $M
Revenue
Segment revenue	261.6	220.4	—	482.0
Inter-segment revenue	—	(0.7)	—	(0.7)

Revenue to external customers	261.6	219.7	—	481.3

Result
Adjusted EBITDA	26.8	49.8	—	76.6
Other share based compensation charges	(0.6)	(0.7)	—	(1.3)
Loss on disposal of property, plant and equipment	(0.1)	(0.2)	—	(0.3)
Depreciation and amortization	(7.1)	(8.7)	—	(15.8)

Trading profit—segment result	19.0	40.2	—	59.2
Restructuring and other expense (Note 5)	(1.5)	(0.7)	(0.5)	(2.7)

Operating profit/(loss)	17.5	39.5	(0.5)	56.5
Acquisitions and disposals (Note 5)	(0.1)	—	—	(0.1)
Net interest costs	—	—	(5.9)	(5.9)
IAS 19R retirement benefits finance charge	—	—	(3.8)	(3.8)

Profit/(loss) on operations before taxation	17.4	39.5	(10.2)	46.7
Tax expense				(12.6)

Net income for the year				34.1

Other segment information
Segment assets	183.5	150.4	62.2	396.1
Segment liabilities	(35.0)	(22.3)	(147.1)	(204.4)

Net assets/(liabilities)	148.5	128.1	(84.9)	191.7

Capital expenditure: Property, plant and equipment	13.3	10.2	—	23.5
Capital expenditure: Intangible assets	0.3	2.0	—	2.3

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

2. Revenue and segmental analysis (Continued)

GEOGRAPHIC ORIGIN:

Year ended December 31, 2015

	United Kingdom $M	Rest of Europe $M	North America $M	Australasia $M	Asia $M	Total $M
Revenue
Segment revenue	145.0	62.4	299.6	0.1	3.9	511.0
Inter-segment revenue	(27.0)	(2.9)	(20.8)	—	—	(50.7)

Revenue to external customers	118.0	59.5	278.8	0.1	3.9	460.3

Result
Adjusted EBITDA	13.6	1.3	46.5	0.2	0.6	62.2
Other share based compensation charges	(1.0)	—	(0.3)	—	—	(1.3)
Depreciation and amortization	(6.1)	(2.3)	(10.1)	—	(0.1)	(18.6)

Trading profit/(loss)—segment result	6.5	(1.0)	36.1	0.2	0.5	42.3
Changes to U.K. defined benefit pension plan	18.0	—	—	—	—	18.0
Restructuring and other expense (Note 5)	(8.0)	(7.8)	(6.6)	—	—	(22.4)

Operating profit/(loss)	16.5	(8.8)	29.5	0.2	0.5	37.9

Other geographical segment information
Non-current assets(1)	67.8	14.5	147.6	—	0.3	230.2
Net assets(2)	19.7	23.7	122.6	0.3	3.4	169.7
Capital expenditure: Property, plant and equipment	5.5	1.4	8.4	—	—	15.3
Capital expenditure: Intangible assets	1.7	—	0.4	—	—	2.1

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

2. Revenue and segmental analysis (Continued)

Year ended December 31, 2014

	United Kingdom $M	Rest of Europe $M	North America $M	Australasia $M	Asia $M	Total $M
Revenue
Segment revenue	181.9	81.9	292.1	0.1	5.5	561.5
Inter-segment revenue	(38.2)	(4.6)	(29.2)	—	—	(72.0)

Revenue to external customers	143.7	77.3	262.9	0.1	5.5	489.5

Result
Adjusted EBITDA	24.4	(1.9)	41.1	0.1	1.1	64.8
Other share based compensation charges	(1.1)	—	(0.5)	—	—	(1.6)
Loss on disposal of property, plant and equipment	(0.1)	—	(0.2)	—	—	(0.3)
Depreciation and amortization	(6.5)	(2.9)	(8.6)	—	(0.1)	(18.1)

Trading profit/(loss)—segment result	16.7	(4.8)	31.8	0.1	1.0	44.8
Restructuring and other expense (Note 5)	(0.9)	(0.3)	(2.7)	—	—	(3.9)

Operating profit/(loss)	15.8	(5.1)	29.1	0.1	1.0	40.9

Other geographical segment information
Non-current assets(1)	70.8	18.5	154.8	—	0.4	244.5
Net (liabilities)/assets(2)	(14.8)	45.2	139.6	0.1	5.3	175.4
Capital expenditure: Property, plant and equipment	8.0	2.0	10.5	—	—	20.5
Capital expenditure: Intangible assets	0.9	0.4	0.6	—	—	1.9

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

2. Revenue and segmental analysis (Continued)

Year ended December 31, 2013

	United Kingdom $M	Rest of Europe $M	North America $M	Australasia $M	Asia $M	Total $M
Revenue
Segment revenue	172.0	82.3	294.1	0.1	5.7	554.2
Inter-segment revenue	(34.2)	(4.9)	(33.8)	—	—	(72.9)

Revenue to external customers	137.8	77.4	260.3	0.1	5.7	481.3

Result
Adjusted EBITDA	21.9	6.4	47.2	0.1	1.0	76.6
Other share based compensation charges	(0.9)	—	(0.4)	—	—	(1.3)
Loss on disposal of property, plant and equipment	(0.1)	—	(0.2)	—	—	(0.3)
Depreciation and amortization	(5.9)	(2.8)	(7.0)	—	(0.1)	(15.8)

Trading profit—segment result	15.0	3.6	39.6	0.1	0.9	59.2
Restructuring and other expense (Note 5)	(0.7)	—	(2.0)	—	—	(2.7)

Operating profit	14.3	3.6	37.6	0.1	0.9	56.5

Other geographical segment information
Non-current assets(1)	66.2	21.6	98.9	—	0.5	187.2
Net assets(2)	63.9	42.5	80.4	0.1	4.8	191.7
Capital expenditure: Property, plant and equipment	7.4	3.3	12.7	—	0.1	23.5
Capital expenditure: Intangible assets	1.5	0.2	0.6	—	—	2.3

(1)
The Group's non-current assets analyzed by geographic origin include property, plant and equipment, intangible assets and investments.

(2)
Represents net assets employed—excluding inter-segment assets and liabilities.

GEOGRAPHIC DESTINATION:

	United Kingdom $M	Rest of Europe $M	Africa $M	North America $M	South America $M	Asia Pacific $M	Total $M
Revenue—Continuing activities
Year ended December 31, 2015	53.5	98.9	2.7	245.9	13.4	45.9	460.3
Year ended December 31, 2014	54.7	109.1	4.6	231.0	16.2	73.9	489.5
Year ended December 31, 2013	56.5	120.7	5.3	223.6	16.3	58.9	481.3

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

3. Operating profit

Operating profit for continuing activities is stated after charging/(crediting):

	2015 $M	2014 $M	2013 $M
Research and development expenditure charged to the consolidated income statement	5.8	8.4	8.2
Development capital expenditure included within non-current assets	2.5	2.2	1.6

Total research and development expenditure	8.3	10.6	9.8
less external funding received—grants and recharges to third parties	—	—	(0.2)
less development expenditure capitalized within non-current assets	(2.5)	(2.2)	(1.6)

Net research and development	5.8	8.4	8.0

Depreciation of property, plant and equipment (Note 11)	16.6	16.9	15.5
Amortization of intangible assets (Note 12)	2.2	1.2	0.3
Loss on disposal of property, plant and equipment	—	0.3	0.3
Net foreign exchange gains	(0.6)	(0.5)	—
Staff costs (Note 6)	119.0	122.7	117.3
Cost of inventories recognized as expense	316.2	329.9	333.0

4. Fees payable to auditors

The total remuneration of the Group's auditor, PricewaterhouseCoopers LLP and other member firms of PricewaterhouseCoopers International Limited, for services provided to the Group during the year ended December 31, 2015 is analyzed below.

PricewaterhouseCoopers LLP was appointed as the Group's auditor for the year ended December 31, 2015. Accordingly, comparative figures in the table below for the years ended December 31, 2014 and December 31, 2013 are in respect of remuneration paid to the Group's previous auditor, Ernst & Young LLP and other member firms of Ernst & Young Global Limited.

	2015 $M	2014 $M	2013 $M
Fees payable to auditors for the audit of the consolidated financial statements	1.1	1.1	1.0
Fees payable to auditors for non-audit services:
Audit related assurance services	—	—	0.1
Tax compliance services	—	0.3	0.4
Tax advisory services	—	0.2	0.2

	—	0.5	0.7

Total fees payable	1.1	1.6	1.7

The audit fee for the company financial statements of Luxfer Holdings PLC was $0.1 million (2014: $0.2 million and 2013: $0.1 million).

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

5. Other income/(expense) items

	2015 $M	2014 $M	2013 $M
(a) Changes to U.K. defined benefit pension plan
Credited to operating profit:
Changes to U.K. defined benefit pension plan	18.0	—	—

	18.0	—	—

(b)   Restructuring and other expense

Charged to operating profit:
Rationalization of operations	(21.8)	(1.7)	(0.5)
Patent infringement litigation costs	(0.5)	—	—
I.P.O. related share based compensation charges	(0.1)	(0.2)	(0.5)
Environment costs	—	(2.0)	—
Charges on retirement benefits obligations	—	—	(1.7)

	(22.4)	(3.9)	(2.7)

(c)   Acquisitions and disposals

(Charged)/credited to non-operating profit:
Merger and acquisition costs	(2.0)	(1.8)	(0.1)
Remeasurement of deferred contingent consideration	—	6.3	—

	(2.0)	4.5	(0.1)

Changes to U.K. defined benefit pension plan

In 2015, a credit of $18.0 million has been recognized in relation to changes to the U.K. defined benefit pension plan effective April 5, 2016 in respect of closure of the plan to future accrual and changing the reference index from the Retail Prices Index ("RPI") to the Consumer Prices Index ("CPI") when increasing pensions in payment. This credit comprises a past service credit of $14.9 million and a curtailment credit of $3.3 million, offset by associated advisory costs of $0.2 million.

Rationalization of operations

In 2015, $21.8 million (2014: $1.1 million and 2013: $0.3 million) of costs have been incurred in relation to rationalization costs in the Gas Cylinders division and $nil (2014: $0.6 million and 2013: $0.2 million) have been incurred in the Elektron division. The $21.8 million of costs incurred in the Gas Cylinders division related to the rationalization of its Alternative Fuel ("AF") operations, including closure of two manufacturing facilities (in Germany and Utah) and a review of related assets and investments for

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

5. Other income/(expense) items (Continued)

obsolescence and impairment. The charge comprises asset write-downs of $17.7 million, redundancy costs of $2.2 million, closure costs of $1.7 million and legal costs of $0.2 million.

Patent infringement litigation costs

In 2015, $0.5 million of costs have been incurred in relation to a patent infringement litigation action taken against a competitor; all such costs relate to the Elektron division.

I.P.O. related share based compensation charges

In 2015, a charge of $0.1 million (2014: $0.2 million and 2013: $0.5 million) was recognized in the consolidated income statement under IFRS 2 in relation to share options granted as part of the initial public offering. The share options are described in further detail in Note 31.

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

Charges on retirement benefits obligations

In 2013, deferred members of the U.S. pension plans were offered the option of a lump sum buyout in respect of their benefits in the plans. The settlement of the pension liabilities has resulted in a charge to the consolidated income statement of $1.7 million. There were no such charges in 2014 and 2015.

Merger and acquisition costs

In 2015, a charge of $1.8 million related to two approaches to acquire the company. Neither of these approaches resulted in an executable offer that could be put to shareholders. In 2015, $0.2 million of legal costs have been incurred in relation to the investment in Sub161 Pty Limited, further details are given in Note 14. In 2014, acquisition costs of $1.5 million were recognized by the Elektron division and $0.3 million by the Gas Cylinders division in relation to acquisitions in the year. The acquisitions are described in further detail in Note 25. In 2013, $0.1 million was recognized in relation to the acquisition of Dynetek Industries Limited ("Dynetek Industries") and the finalization of the fair value exercise.

Remeasurement of deferred contingent consideration

In 2014, a credit of $6.3 million was recognized in the consolidated income statement in relation to the remeasurement of deferred contingent consideration arising from acquisitions. Of the $6.3 million, $4.8 million related to the Elektron division and specifically to the acquisition of Luxfer Magtech Inc. where an element of deferred contingent consideration was considered no longer payable due to the acquired business narrowly failing to achieve a profit trigger at December 31, 2014. In addition, $1.5 million related to the Gas Cylinders division, being the acquisition of Luxfer Utah and a subsequent reassessment of the

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

5. Other income/(expense) items (Continued)

potential profitability of this acquisition in the light of our then revised expectations for the demand of CNG systems following the fall in oil prices at that time.

6. Staff Costs

	2015 $M	2014 $M	2013 $M
Wages and salaries	96.3	98.0	92.8
Social security costs	11.2	12.3	12.2
Retirement benefits costs	5.9	6.6	6.4
IAS 19R retirement benefits finance charge	3.0	2.7	3.8
Redundancy costs: Continuing activities	1.5	1.3	0.3
Share based compensation charges	1.1	1.8	1.8

	119.0	122.7	117.3

The average monthly number of employees during the year was made up as follows:

	2015 No.	2014 No.	2013 No.
Production and distribution	1,432	1,435	1,363
Sales and administration	218	198	190
Research and development	56	57	52

	1,706	1,690	1,605

The compensation of the members of our Board of Directors (each, a "director") was:

	2015 $M	2014 $M	2013 $M
Remuneration (short-term benefits)	1.7	1.4	1.3
Social security costs	0.2	0.2	0.2
Post-retirement benefits	0.2	0.3	0.2

Total short-term and post-retirement benefits	2.1	1.9	1.7

In 2015, compensation of key management personnel (including directors) was $2.6 million (2014: $2.5 million and 2013: $2.3 million) for short-term employee benefits, and $0.4 million (2014: $0.5 million and 2013: $0.5 million) for post-employment benefits. Social security costs were incurred of $0.4 million (2014: $0.3 million and 2013: $0.3 million).

Details of the share awards granted are included in the remuneration report in tables 3 and 4 of the Remuneration Report.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

6. Staff Costs (Continued)

During the year, one of the directors was a member of the Group's registered defined contribution and defined benefit pension arrangements and another director was a participant in the unfunded unregistered unsecured retirement benefits arrangement accrued by the Company.

Directors' interests and related party transactions

No directors had a material interest in, nor were they a party to, any contract or arrangement to which the parent company, Luxfer Holdings PLC (the "Company") or any of its subsidiaries is or was party to either during the year or at the end of the year, with the following exceptions: in the case of the executive directors their individual service contract and the Luxfer Holdings PLC Long-Term Umbrella Incentive Plan; in the case of the non-executive directors their engagement letters or the contract for services under which their services as a director of the Company are provided; in the case of the executive directors and the chairman, the Luxfer Holdings PLC Non-Executive Directors Equity Incentive Plan. Information regarding the share options exercised during the year is included within table 6 of the Remuneration Report.

On February 5, 2014, as a part of a relocation, one of the subsidiary companies of the Group purchased outright the residential property of David Rix, a member of our Executive Management Board. The property was valued on an arm's length basis by third parties with a purchase price of $1.2 million. This asset was held as a current asset in the Group balance sheet. On July 3, 2015, the property was sold for proceeds of $1.2 million.

7. Finance income

	2015 $M	2014 $M	2013 $M
Bank interest received	0.2	0.2	0.2
Other interest received	0.3	0.3	0.1

Total finance income	0.5	0.5	0.3

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

8. Finance costs

	2015 $M	2014 $M	2013 $M
Bank and other loan interest paid	6.5	5.2	5.0
Amortization of issue costs	0.9	1.4	1.2
IAS 19R retirement benefits finance charge	3.0	2.7	3.8
Unwind of discount on deferred contingent consideration from acquisitions	0.4	0.3	—

Total finance costs	10.8	9.6	10.0

9. Income taxes

(a)   Analysis of taxation charge for the year

	2015 $M	2014 $M	2013 $M
Current income taxes:
U.K. corporation tax	0.3	0.4	0.2
Adjustments in respect of previous years	(0.4)	—	(0.7)

	(0.1)	0.4	(0.5)
Non-U.K. tax	7.2	6.8	10.2
Adjustments in respect of previous years	(0.9)	(0.1)	(0.1)

Total current tax charge	6.2	7.1	9.6

Deferred income taxes:
Origination and reversal of temporary differences	2.7	0.1	2.6
Adjustments in respect of previous years	0.6	(0.1)	0.4

Total deferred income taxes charge	3.3	—	3.0

Tax on profit on operations	9.5	7.1	12.6

The income taxes charges relate to continuing activities and there is no tax charge in relation to discontinued activities.

(b)   Factors affecting the taxation charge for the year

The tax assessed for the year differs from the standard rate of 20.25% (2014: 21.5% and 2013: 23.25%) for corporation tax in the U.K.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

9. Income taxes (Continued)

The differences are explained below:

	2015 $M	2014 $M	2013 $M
Profit on operations before taxation	25.6	36.3	46.7

Profit on operations at 2015 standard rate of corporation tax in the U.K. of 20.25% (2014: 21.5% and 2013: 23.25%)	5.2	7.8	10.9
Effects of:
Non-deductible expenses/(income not taxable)	2.4	(1.7)	(1.1)
Unprovided deferred income taxes	—	(1.2)	(1.1)
Foreign tax rate differences	2.6	2.4	4.3
Adjustment in respect of previous years	(0.7)	(0.2)	(0.4)

Tax expense	9.5	7.1	12.6

(c)   Factors that may affect future taxation charge

At December 31, 2015, the Group had carried forward tax losses of $82.9 million (U.K.: $52.9 million, non-U.K.: $30.0 million). Carried forward tax losses for 2014 were $91.8 million (U.K.: $62.4 million, non-U.K.: $29.4 million) and for 2013 were $99.4 million (U.K.: $71.9 million, non-U.K.: $27.5 million). To the extent that these losses are not already provided for as deferred income taxes, and available to offset against future taxable profits, it is expected that the future effective tax rate would be below the standard rate in the country where the profits are offset.

In his summer Budget announcement of July 8, 2015, the Chancellor of the Exchequer announced certain tax changes which will have a significant effect on the Group's future tax position. The proposals include phased reductions in the U.K. corporation tax rate to 18% from April 1, 2020.

At December 31, 2015, the previously announced reductions in the rate had been 'substantively enacted' and this has been reflected in the Group's consolidated financial statements at December 31, 2015.

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

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

10. Earnings per share (Continued)

The ADSs of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company's £0.50 ordinary shares are not traded on any recognized stock exchange. The Depositary for the ADSs holds 1 £0.50 ordinary share for every 1 ADS traded, through American Depositary Receipts.

Under IAS 33, the number of shares used in the earnings per share calculations for the prior periods shown has been adjusted to achieve comparability.

Management believe the use of non-GAAP financial measures such as adjusted earnings per share more closely reflects the underlying earnings per share performance.

	2015 $M	2014 $M	2013 $M
Basic earnings:
Basic earnings attributable to ordinary shareholders	16.1	29.2	34.1
Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses
Unwind of discount on deferred contingent consideration from acquisitions	0.4	0.3	—
Acquisitions and disposals (Note 5)	2.0	(4.5)	0.1
Amortization on acquired intangibles	1.4	0.6	—
IAS 19R retirement benefits finance charge	3.0	2.7	3.8
Changes to U.K defined benefit pension plan (Note 5)	(18.0)	—	—
Restructuring and other expense (Note 5)	22.4	3.9	2.7
Other share based compensation charges	1.3	1.6	1.3
Tax thereon	0.9	(2.9)	(2.2)

Adjusted earnings	29.5	30.9	39.8

Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,918,987	26,889,330	26,814,154
Exercise of share options	453,736	846,463	1,232,248

For diluted earnings per share	27,372,723	27,735,793	28,046,402

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$1.10	$1.15	$1.48
Unadjusted	$0.60	$1.09	$1.27
Diluted
Adjusted	$1.08	$1.11	$1.42
Unadjusted	$0.59	$1.05	$1.22

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

11. Property, plant and equipment

	Freehold $M	Long leasehold $M	Short leasehold $M	Plant and equipment $M	Total $M
Cost:
At January 1, 2014	51.8	4.7	8.2	315.9	380.6
Additions	1.2	1.7	0.1	17.5	20.5
Business additions	5.6	0.2	0.1	2.4	8.3
Disposals	—	—	—	(2.3)	(2.3)
Exchange difference	(1.9)	(0.3)	(0.1)	(15.4)	(17.7)

At December 31, 2014	56.7	6.3	8.3	318.1	389.4
Additions	0.9	0.4	2.2	11.8	15.3
Disposals	(0.1)	—	(0.1)	(2.7)	(2.9)
Exchange difference	(1.4)	(0.3)	(0.1)	(12.6)	(14.4)

At December 31, 2015	56.1	6.4	10.3	314.6	387.4

Accumulated depreciation and impairment:
At January 1, 2014	17.7	3.5	3.3	218.2	242.7
Provided during the year	1.9	0.1	0.7	14.2	16.9
Disposals	—	—	—	(2.0)	(2.0)
Exchange difference	(0.6)	(0.2)	(0.1)	(11.1)	(12.0)

At December 31, 2014	19.0	3.4	3.9	219.3	245.6
Provided during the year	1.6	0.7	0.9	13.4	16.6
Impairment	—	—	—	1.7	1.7
Disposals	(0.1)	—	—	(2.7)	(2.8)
Exchange difference	(0.4)	(0.2)	(0.1)	(9.0)	(9.7)

At December 31, 2015	20.1	3.9	4.7	222.7	251.4

Net book values:
At December 31, 2015	36.0	2.5	5.6	91.9	136.0

At December 31, 2014	37.7	2.9	4.4	98.8	143.8

At January 1, 2014	34.1	1.2	4.9	97.7	137.9

Long and short leasehold

The long and short leasehold costs relate to leasehold property improvements.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

12. Intangible assets

	Goodwill $M	Customer related $M	Technology and trading related $M	Development costs $M	Software $M	Total $M
Cost:
At January 1, 2014	57.2	—	1.8	0.8	2.9	62.7
Additions	—	—	—	1.4	0.5	1.9
Business additions	31.9	13.4	8.8	—	—	54.1
Exchange difference	(2.7)	—	(0.8)	(0.1)	0.1	(3.5)

At December 31, 2014	86.4	13.4	9.8	2.1	3.5	115.2
Additions	—	—	—	2.1	0.2	2.3
Exchange difference	(3.0)	—	(0.5)	(0.2)	(0.2)	(3.9)

At December 31, 2015	83.4	13.4	9.3	4.0	3.5	113.6

Accumulated amortization and impairment:
At January 1, 2014	19.0	—	1.1	—	1.2	21.3
Provided during the year	—	0.4	0.3	—	0.5	1.2
Exchange difference	(0.5)	—	—	—	(0.1)	(0.6)

At December 31, 2014	18.5	0.4	1.4	—	1.6	21.9
Provided during the year	—	1.1	0.5	0.1	0.5	2.2
Impairment	3.7	—	—	—	—	3.7
Exchange difference	(1.0)	—	(0.1)	—	(0.1)	(1.2)

At December 31, 2015	21.2	1.5	1.8	0.1	2.0	26.6

Net book values:
At December 31, 2015	62.2	11.9	7.5	3.9	1.5	87.0

At December 31, 2014	67.9	13.0	8.4	2.1	1.9	93.3

At January 1, 2014	38.2	—	0.7	0.8	1.7	41.4

Customer related intangibles include customer relationships, order backlogs and non-compete agreements. Technology and trading related intangibles include technology, patents, tradenames and trademarks.

The additions to goodwill of $31.9 million in the year ended December 31, 2014, relate to the acquisitions of Luxfer Utah and Luxfer Magtech, as disclosed in Note 25.

13. Impairment of goodwill

Goodwill acquired in a business combination is allocated, at acquisition, to the cash-generating units (CGUs) that are expected to benefit from the business combination. The four identified CGUs (Luxfer Gas Cylinders, Superform, Magnesium Elektron and MEL Chemicals) represent the lowest level within the Group at which goodwill is monitored for internal management reporting purposes. The four CGUs are aggregated

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

13. Impairment of goodwill (Continued)

to form the Group's two defined reportable segments: Gas Cylinders division and Elektron division. The table below summarizes the carrying value of goodwill by segment:

	Gas Cylinders division $M	Elektron division $M	Total $M
At January 1, 2014	24.7	13.5	38.2
Additions	4.1	27.8	31.9
Exchange difference	(1.5)	(0.7)	(2.2)

At December 31, 2014	27.3	40.6	67.9
Impairment	(3.7)	—	(3.7)
Exchange difference	(1.3)	(0.7)	(2.0)

At December 31, 2015	22.3	39.9	62.2

The Gas Cylinders division goodwill of $22.3 million (2014: $27.3 million) included goodwill attributable to our Luxfer Gas Cylinders operations of $21.1 million (2014: $26.1 million) and goodwill attributable to our Superform operations of $1.2 million (2014: $1.2 million). The Elektron division goodwill of $39.9 million (2014: $40.6 million) included goodwill attributable to our MEL Chemicals operations of $4.8 million (2014: $5.0 million) and goodwill attributable to our Magnesium Elektron operations of $35.1 million (2014: $35.6 million).

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The recoverable amount of each of the cash-generating units has been determined based on a value in use calculation using a discounted cash flow method. The cash flows were derived from a five-year business plan prepared at a detailed level by individual businesses within each CGU. The results of these plans were then extrapolated to give a terminal value based on a growth rate of 2.5% (2014: 2.5%). The rate is estimated to be below the average long-term growth rate for the relevant markets. The five-year business plans were driven by detailed sales forecasts by product type and best estimate of future demand by end market, using current margins. The cash flows included allowance for detailed capital expenditure and maintenance programs, along with working capital requirements based on the projected level of sales. The pre-tax discount rate used was 11.4% for all CGUs (2014: 12.0% for Gas Cylinders and 10.4% for all other CGUs), which was considered a best estimate for the risk-adjusted cost of capital for the CGUs. The long-term projections assumed product prices and costs were at current levels, but the exchange rates used were: U.S. dollars: GBP sterling exchange ranging from $1.55-$1.60 and U.S. dollars: Euro exchange ranging from €1.25-€1.40.

Ahead of this annual impairment review, as part of the review of the AF business within the Gas Cylinders division, during March 2015, the goodwill attributable to the manufacturing site at Utah, which was closed during the year, with a carrying value of $3.7 million was impaired.

Based on the current five-year business plans used in the impairment testing, it is believed no reasonable changes in the pre-tax discount and sales growth rates or forecast future cash flows are expected to result in an impairment of the carrying value of the goodwill.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

14. Investments

	Shares in joint ventures $M	Shares in associates $M	Loans to joint ventures $M	Other $M	Total $M
At January 1, 2014	3.2	—	4.5	0.2	7.9
Debt funding	—	—	(0.2)	—	(0.2)
Share of results	(0.3)	—	—	—	(0.3)

At December 31, 2014	2.9	—	4.3	0.2	7.4
Debt funding	—	—	0.5	—	0.5
Additions	—	5.4	—	—	5.4
Share of results	(0.7)	(0.5)	—	—	(1.2)
Impairment	—	(4.6)	—	—	(4.6)
Exchange difference	—	(0.3)	—	—	(0.3)

At December 31, 2015	2.2	—	4.8	0.2	7.2

Investment in joint ventures and associates

At December 31, 2015, the Group had the following joint ventures and associates which affect the profit of the Group. Unless otherwise stated, the Group's joint ventures and associates have share capital which consists solely of ordinary shares and are indirectly held, and the country of incorporation or registration is also their principal place of operation.

Name of company	Country of incorporation	Holding	Proportion of voting rights and shares held	Classification	Nature of business
Dynetek Cylinders India Private Limited	India	Ordinary shares	49%	Joint venture	Engineering
Dynetek Korea Co. Limited	South Korea	Ordinary shares	49%	Joint venture	Engineering
Luxfer Holdings NA, LLC	U.S.	N/A	49%	Joint venture	Engineering
Luxfer Uttam India Private Limited	India	Ordinary shares	51%	Joint venture	Engineering
Nikkei-MEL Co Limited	Japan	Ordinary shares	50%	Joint venture	Distribution
Sub161 Pty Limited	Australia	Ordinary shares	26.4%	Associate	Engineering

During 2012, the Group acquired two joint ventures in India and South Korea through its acquisition of Dynetek Industries and at the end of 2012 established a third in the U.S. The objective of these joint ventures is to promote and support the use of large composite cylinders for use by end customers in CNG and hydrogen gas transportation applications. Only the U.S. joint venture had any significant trading activity in 2014 and there was a break-even contribution to net income by Luxfer Holdings NA, LLC.

During 2015, the Group acquired 26.4% of the share capital of Sub161 Pty Limited, an associate, which is a start-up virtual pipeline operator based in Western Australia, for a cash consideration of $3.7 million and the contribution of a number of AF assets with a value of $1.7 million. The business is actively pursuing new opportunities in the Australian mining market, but given the weakness in this sector, those opportunities are likely to take time to realize. Therefore an impairment of this investment has been recognized as part of the review of AF assets following this business stream's restructuring. This write-down would be reversed on any sale or realization of value of these assets in future years.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

14. Investments (Continued)

The main trading activity in 2015 was in Luxfer Holdings NA, LLC and Sub161 Pty Limited.

The Group has committed up to $12.5 million of future funding to aid expansion of the U.S. joint venture in the coming years, via $2.5 million of equity into Luxfer Holdings NA, LLC and a $10.0 million secured credit line for working capital and supplier finance of which $4.8 million (2014: $4.3 million) was drawn down at December 31, 2015.

The share of losses of all joint ventures and associates were $0.7 million and $0.5 million, respectively (2014: $0.3 million and $nil, respectively), with no items recognized in other comprehensive income in 2015 or 2014.

The Group has looked in detail at the ownership agreements of its joint ventures and associates in order to determine the level of control that it has. The Group has determined that it has joint control of its joint ventures mainly based upon the number of members on each company board of directors and their associated voting rights. In relation to the associate undertaking, the Group has significant influence but not joint control based on the proportion of directors on the company board and associated voting rights. The Group therefore accounts for all material joint ventures and associates on an equity basis.

Related party transactions with joint ventures and associates have been disclosed in Note 32 to the Group's consolidated financial statements.

15. Inventories

	December 31, 2015 $M	December 31, 2014 $M
Raw materials and consumables	32.5	37.6
Work in progress	30.9	33.0
Finished goods and goods for resale	28.4	34.0

	91.8	104.6

The provision against obsolete and excess inventories at December 31, 2015 was $10.4 million (2014: $8.5 million). The movement represents the net increase in inventory provisions. The cost of inventories recognized as an expense during the year has been disclosed in Note 3. The cost of inventories written-off during 2015 was $4.8 million (2014: $nil).

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

16. Trade and other receivables

	December 31, 2015 $M	December 31, 2014 $M
Trade receivables	43.9	61.1
Amounts owed by joint ventures and associates	6.2	2.8
Other receivables	3.7	2.1
Prepayments and accrued income	8.5	6.8
Derivative financial instruments	—	0.8

	62.3	73.6

The directors consider that the carrying value of trade and other receivables approximates to their fair value. Trade receivables are non-interest bearing and are generally on 30-90 day terms. Trade receivables above are disclosed net of any provisions for doubtful receivables.

Included within amounts owed by joint ventures and associates is a receivable from Sub161 Pty Limited for $3.6 million, which is secured over certain assets in the business. Sub161 Pty Limited has the option to convert the receivable to a lease arrangement thereby re-phasing the repayment but increasing the amount ultimately repayable.

At December 31, 2015, trade receivables with a nominal value of $4.8 million (2014: $2.6 million) were impaired and fully provided for. Movements in the provision for impairment of trade receivables and amounts owed by joint ventures and associates were as follows:

	2015 $M	2014 $M
At January 1	2.6	0.6
Charge in the year	2.5	2.1
Utilized in the year	—	(0.1)
Exchange difference	(0.3)	—

At December 31	4.8	2.6

17. Cash and cash equivalents

	December 31, 2015 $M	December 31, 2014 $M
Cash at bank and in hand	36.9	14.6

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates. The directors consider that the carrying value of cash and cash equivalents approximates to their fair value.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

18. Share capital

(a)
Ordinary share capital

Following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014, the nominal value of each ordinary share is £0.50 and now represents 1 ADS. The number of shares for the prior periods shown has been adjusted to achieve comparability.

	December 31, 2015 No.	December 31, 2014 No.	December 31, 2015 $M		December 31, 2014 $M
Authorized:
Ordinary shares of £0.50 each	40,000,000	40,000,000	35.7	(1)	35.7	(1)
Deferred ordinary shares of £0.0001 each	769,423,688,000	769,423,688,000	150.9	(1)	150.9	(1)

	769,463,688,000	769,463,688,000	186.6	(1)	186.6	(1)

Allotted, called up and fully paid:
Ordinary shares of £0.50 each	27,136,799	27,096,691	25.3	(1)	25.3	(1)
Deferred ordinary shares of £0.0001 each	769,413,708,000	769,413,708,000	150.9	(1)	150.9	(1)

	769,440,844,799	769,440,804,691	176.2	(1)	176.2	(1)

(1)
The Group's ordinary and deferred share capital are shown in U.S. dollars at the exchange rate prevailing at the month end spot rate at the time of the share capital being issued. This rate at the end of February 2007 was $1.9613:£1 when the first 20,000,000 shares were issued; the rate at the end of October 2012 was $1.6129:£1 when 7,000,000 shares were issued; the rate at the end of March 2013 was $1.5173:£1 when 1,924 shares were issued; the rate at the end of January 2014 was $1.6487:£1 when 12,076 shares were issued; the rate at the end of May 2014 was $1.6760:£1 when 24,292 shares were issued; the rate at the end of August 2014 was $1.6580:£1 when 58,399 shares were issued; the rate at the end of February 2015 was $1.5436:£1 when 8,563 shares were issued; the rate at the end of March 2015 was $1.4847:£1 when 3,866 shares were issued; and the rate at the end of June 2015 was $1.5715:£1 when 27,679 shares were issued.

The rights of the shares are as follows:

Ordinary shares of £0.50 each

The ordinary shares carry no entitlement to an automatic dividend but rank pari passu in respect of any dividend declared and paid.

During 2015, the Group has allotted and issued 40,108 ordinary shares of £0.50 each (2014: 94,767 ordinary shares of £0.50 each) pursuant to an ordinary resolution empowering the directors to allot equity securities for cash up to an aggregate nominal amount of £20,000,000, passed by shareholders on

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

18. Share capital (Continued)

October 26, 2011. The ordinary shares were allotted and issued to satisfy share awards which vested under the Group's share award and share incentive plans.

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

(b)
American Depositary Shares

At December 31, 2015, there were 27,136,799 ADSs (2014: 27,096,691 ADSs) of Luxfer Holdings PLC listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The Depositary for the ADSs holds 1 £0.50 ordinary share for every ADS traded, through American Depositary Receipts.

ADS holders are entitled to instruct their Depositary to vote and to receive a dividend as per the ordinary shareholders, after deducting the fees and expenses of the Depositary.

(c)
Share premium account

$M
At January 1, 2013 and December 31, 2013	55.6
Arising from issue of share capital	0.6

At December 31, 2014	56.2
Arising from issue of share capital	0.2

At December 31, 2015	56.4

The share premium account is used to record the excess of proceeds over nominal value on the issue of shares. Share issue costs directly related to the issue of shares are deducted from share premium.

(d)
Treasury shares

$M
At January 1, 2015	—
Purchase of own shares	(1.9)
Utilization of treasury shares	0.6

At December 31, 2015	(1.3)

During 2015, the Board announced a share buy-back program of up to $10 million, to cover the needs of employee share plans. Shareholder approval for this program was granted at the 2014 Annual General Meeting (for repurchases up to an aggregate amount of 2,700,000 ordinary shares or ADSs).

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

18. Share capital (Continued)

During 2015, 146,804 ordinary shares had been repurchased under the share buy-back program at a cost of $1.9 million; these repurchased shares are presented as treasury shares. At December 31, 2015, there were 104,537 treasury shares held at a cost of $1.3 million.

(e)
Own shares held by ESOP

$M
At January 1, 2014	(0.5)
Purchases of shares from ESOP	0.1

At December 31, 2014	(0.4)
Purchases of shares from ESOP	0.1
Exchange difference	0.1

At December 31, 2015	(0.2)

At December 31, 2015, there were 115,348 ordinary shares of £0.50 each (2014: 140,948 ordinary shares of £0.50 each) held by The Luxfer Group Employee Share Ownership Plan (the "ESOP").

(f)
Share based compensation reserve

$M
At January 1, 2013	0.8
Equity settled share based compensation charges	1.8

At December 31, 2013	2.6
Equity settled share based compensation charges	1.1

At December 31, 2014	3.7
Equity settled share based compensation charges	1.4
Utilization of treasury shares	(0.5)
Cash settled	(0.5)

At December 31, 2015	4.1

The share based compensation reserve is used to recognize the fair value of options and performance shares granted under IFRS 2. For further information refer to Note 31. The charges in 2013, 2014 and 2015 related to options over ADSs and not directly in ordinary shares.

During the year, shares were purchased on the open market on behalf of one of the share based compensation schemes for the value of $0.2 million (2014: $0.7 million). These shares are held by the scheme, in the names of the employees who are members of the scheme until the end of the holding period.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

19. Dividends paid and proposed

	2015 $M	2014 $M	2013 $M
Dividends declared and paid during the year:
Interim dividend paid February 6, 2013 ($0.10 per ordinary share(1))	—	—	2.7
Interim dividend paid May 8, 2013 ($0.10 per ordinary share(1))	—	—	2.7
Interim dividend paid August 7, 2013 ($0.10 per ordinary share(1))	—	—	2.7
Interim dividend paid November 6, 2013 ($0.10 per ordinary share(1))	—	—	2.7
Interim dividend paid February 5, 2014 ($0.10 per ordinary share(1))	—	2.7	—
Interim dividend paid May 7, 2014 ($0.10 per ordinary share(1))	—	2.7	—
Interim dividend paid August 6, 2014 ($0.10 per ordinary share)	—	2.7	—
Interim dividend paid November 5, 2014 ($0.10 per ordinary share)	—	2.7	—
Interim dividend paid February 4, 2015 ($0.10 per ordinary share)	2.7	—	—
Interim dividend paid May 6, 2015 ($0.10 per ordinary share)	2.7	—	—
Interim dividend paid August 5, 2015 ($0.10 per ordinary share)	2.7	—	—
Interim dividend paid November 4, 2015 ($0.10 per ordinary share)	2.7	—	—

	10.8	10.8	10.8

	2015 $M	2014 $M	2013 $M
Dividends declared and paid after December 31 (not recognized as a liability at December 31):
Interim dividend paid February 5, 2014: ($0.10 per ordinary share(1))	—	—	2.7
Interim dividend paid February 4, 2015: ($0.10 per ordinary share)	—	2.7	—
Interim dividend paid February 3, 2016: ($0.125 per ordinary share)	3.4	—	—

	3.4	2.7	2.7

(1)
The amount paid per ordinary share has been adjusted for prior periods to achieve comparability, following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

20. Reserves

	Retained earnings $M	Hedging reserve $M	Translation reserve $M	Merger reserve $M
At January 1, 2013	278.6	0.4	(28.5)	(333.8)
Net income for the year	34.1	—	—	—
Currency translation differences	—	—	3.1	—
Decrease in fair value of cash flow hedges	—	(0.8)	—	—
Remeasurement of defined benefit retirement plans	23.7	—	—	—
Deferred income taxes on items taken to other comprehensive income	(9.1)	0.1	—	—
Equity dividends	(10.8)	—	—	—
Deferred income taxes on items taken to equity	0.8	—	—	—

At December 31, 2013	317.3	(0.3)	(25.4)	(333.8)

Net income for the year	29.2	—	—	—
Currency translation differences	—	0.2	(10.8)	—
Increase in fair value of cash flow hedges	—	1.4	—	—
Transfer to consolidated income statement on cash flow hedges	—	0.1	—	—
Remeasurement of defined benefit retirement plans	(35.4)	—	—	—
Deferred income taxes on items taken to other comprehensive income	8.9	(0.5)	—	—
Equity dividends	(10.8)	—	—	—
Deferred income taxes on items taken to equity	(0.4)	—	—	—

At December 31, 2014	308.8	0.9	(36.2)	(333.8)

Net income for the year	16.1	—	—	—
Currency translation differences	—	—	(8.6)	—
Decrease in fair value of cash flow hedges	—	(5.4)	—	—
Transfer to consolidated income statement on cash flow hedges	—	(0.1)	—	—
Remeasurement of defined benefit retirement plans	4.4	—	—	—
Deferred income taxes on items taken to other comprehensive income	(1.5)	1.1	—	—
			—
Equity dividends	(10.8)	—	—	—
Deferred income taxes on items taken to equity	(0.3)	—	—	—
Utilization of treasury shares	(0.1)	—	—	—

At December 31, 2015	316.6	(3.5)	(44.8)	(333.8)

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

20. Reserves (Continued)

Nature and purpose of reserves

Hedging reserve

The hedging reserve contains the effective portion of the cash flow hedge relationships entered into by the Group at the reporting date. The movement in the year to December 31, 2015 of $4.4 million (2014: $1.2 million) includes a decrease in the fair value of cash flow hedges of $5.4 million (2014: increase of $1.4 million), a loss of $0.1 million of cash flow hedges being transferred to the consolidated income statement (2014: gain of $0.1 million), a $1.1 million increase in deferred income taxes (2014: decrease of $0.5 million), and $nil exchange rate movements (2014: gain of $0.2 million). For further information regarding the Group's forward foreign currency exchange rate contracts, forward aluminum commodity contracts and forward interest rate agreements refer to Note 28 section (a)—Financial Instruments: Financial Instruments of the Group.

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

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

21. Bank and other loans

Non-current	December 31, 2015 $M	December 31, 2014 $M
Loan Notes due 2018—gross	65.0	65.0
Unamortized finance costs	(0.7)	(1.1)

Loan Notes due 2018—net	64.3	63.9

Loan Notes due 2021—gross	25.0	25.0
Unamortized finance costs	(0.1)	(0.2)

Loan Notes due 2021—net	24.9	24.8

Revolving credit facility—gross	43.5	34.2
Unamortized finance costs	(1.1)	(1.5)

Revolving credit facility—net	42.4	32.7

	131.6	121.4

On March 25, 2014, the Group amended its banking facilities, providing an expanded $150.0 million of committed revolving credit facilities, at slightly lower costs to previous terms, with an uncommitted standby accordion facility, which allows for up to an additional $50.0 million of borrowing. The amended facility is due to mature at the end of April 2019. The cost of extending these facilities was an additional $1.3 million commitment fee plus legal costs of $0.2 million.

On September 18, 2014, the Group issued $25.0 million principal amount of Loan Notes due 2021 in a private placement to an insurance company. The arrangement also allows for a further $50.0 million of borrowing through an uncommitted three-year shelf facility with the insurance company. The costs of this arrangement were legal costs of $0.2 million.

The $65.0 million seven year private placement will be repayable in full in 2018 and bears interest at a fixed rate of 6.19%. The $25.0 million seven year private placement will be repayable in full in 2021 and bears interest at a fixed rate of 3.67%. The banking facilities mature at the end of April 2019 and bear interest equal to a margin based upon the Group's leverage plus either EURIBOR or LIBOR, depending on the currency drawn down.

The maturity profile of the Group's undiscounted contractual payments is disclosed in Note 27.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

22. Provisions

	Rationalization and redundancy $M	Employee benefits $M	Environmental provisions $M	Total $M
At January 1, 2014	0.3	1.5	2.2	4.0
Charged to consolidated income statement	1.7	0.7	2.0	4.4
Cash payments	(1.1)	(0.5)	(2.8)	(4.4)
Acquired on acquisition of business	—	—	0.2	0.2

At December 31, 2014	0.9	1.7	1.6	4.2
Charged to consolidated income statement	4.7	0.3	—	5.0
Cash payments	(3.0)	(0.5)	(0.4)	(3.9)

At December 31, 2015	2.6	1.5	1.2	5.3

At December 31, 2015
Included in current liabilities	2.6	—	1.2	3.8
Included in non-current liabilities	—	1.5	—	1.5

	2.6	1.5	1.2	5.3

At December 31, 2014
Included in current liabilities	0.9	—	1.2	2.1
Included in non-current liabilities	—	1.7	0.4	2.1

	0.9	1.7	1.6	4.2

Rationalization and redundancy

At December 31, 2015, the Group had $2.6 million of provisions relating to redundancy and the rationalization of its operations (2014: $0.9 million). $2.4 million of this provision relates to a rationalization and restructuring program across the Gas Cylinders division. A further $0.2 million of this provision relates to closure of the Gas Cylinders division manufacturing facility based at Aldridge in the U.K.

Employee benefits

At December 31, 2015, the Group had $1.5 million of employee benefit liabilities (in addition to retirement benefits), as calculated on an actuarial basis, relating to a provision for workers' compensation at the Gas Cylinders division in the U.S. (2014: $1.7 million).

Environmental provisions

At December 31, 2015, the Group had environmental provisions of $1.2 million relating to environmental clean-up costs (2014: $1.6 million). $0.5 million of the provision is for future remediation costs required at the Speciality Aluminium site, in relation to an incident before Luxfer Group's ownership, $0.5 million relates to work required at the U.K. Elektron division site and $0.2 million relates to work required at the Elektron business in the U.S. acquired during 2014.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

23. Deferred income taxes

	Accelerated tax depreciation $M	Other temporary differences $M	Tax losses $M	Retirement benefit obligations $M	Total $M
At January 1, 2014	(11.5)	5.8	1.9	14.1	10.3
(Charged)/credited to consolidated income statement	(1.3)	1.4	1.3	(1.4)	—
(Charged)/credited to other comprehensive income	—	(0.5)	—	8.9	8.4
Charged to equity	—	(0.4)	—	—	(0.4)
Exchange difference	—	(0.1)	(0.1)	(0.9)	(1.1)

At December 31, 2014	(12.8)	6.2	3.1	20.7	17.2

Credited/(charged) to consolidated income statement	1.8	(1.9)	2.0	(5.2)	(3.3)
Credited/(charged) to other comprehensive income	—	1.1	—	(1.5)	(0.4)
Charged to equity	—	(0.3)	—	—	(0.3)
Exchange difference	—	—	(0.4)	(0.7)	(1.1)

At December 31, 2015	(11.0)	5.1	4.7	13.3	12.1

The amount of deferred income taxes accounted for in the Group balance sheet, after the offset of balances within countries for financial reporting purposes, comprised the following deferred income tax assets and liabilities:

	December 31, 2015 $M	December 31, 2014 $M
Deferred income tax liabilities	(1.7)	(2.0)
Deferred income tax assets	13.8	19.2

Net deferred income tax assets	12.1	17.2

At the balance sheet date, the Group has unrecognized deferred income tax assets relating to certain trading and capital losses and other temporary differences of $14.2 million (2014: $17.8 million) potentially available for offset against future profits. No deferred income tax assets have been recognized in respect of this amount because of the unpredictability of future qualifying profit streams in the relevant entities. Of the total unrecognized deferred income tax assets of $14.2 million (2014: $17.8 million), $10.4 million (2014: $16.3 million) relates to losses that can be carried forward indefinitely under current legislation.

At the balance sheet date, there were unremitted earnings of overseas subsidiaries and joint ventures and associates of $64.1 million (2014: $65.3 million), for which there are no deferred income tax liabilities recognized or unrecognized (2014: $nil).

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

24. Trade and other payables

	December 31, 2015 $M	December 31, 2014 $M
Trade payables	34.9	34.2
Other taxation and social security	1.7	4.4
Accruals	24.6	24.0
Interest payable	0.2	0.2
Derivative financial instruments	4.1	—

	65.5	62.8

The directors consider that the carrying value of trade payables approximates to their fair value.

25. Acquisitions

On March 21, 2014, the Group acquired a business specializing in the design and manufacture of composite cylinders and the associated production assets in Utah, acquiring 100% of the voting rights of the two legal entities that make up the business, Vexxel Composites LLC and HyPerComp Engineering Inc. (together, "Luxfer Utah"). This provided our North American Gas Cylinders business with a facility purpose-built for the design and manufacture of Type 4 (polymer-lined) composite cylinder products, which were being targeted initially at the class 8 heavy-duty truck market, where an increasing rate of conversion from diesel to CNG was widely anticipated. We were in the final stages of developing a new range of larger-diameter Type 4 cylinders for growing CNG markets to complement our existing lightweight range of Type 3 (aluminum-lined) cylinder products and systems.

On July 29, 2014, the Group closed the acquisition of the trade and assets of two related businesses: Truetech Inc. and Innotech Products Limited (together, "Luxfer Magtech"). The acquired businesses produced magnesium-based flameless heating pads for self-heating meals used by the U.S. military and emergency relief agencies; an extensive line of self-heating meals, soups and beverages used by military and civilian end-users; seawater desalinization kits, chemical agent detection kits; and chemical decontamination equipment. Truetech Inc. operated a manufacturing and warehousing facility on a company-owned site in Riverhead, New York, and Innotech operated a leased manufacturing, assembly and distribution facility in Cincinnati, Ohio. The acquired businesses were combined within Luxfer Magtech Inc., a new wholly-owned subsidiary of Luxfer Group, and operate as part of the Group's Elektron division. On closing, an initial consideration of $59.3 million was paid, and with the acquired businesses having $4.0 million of cash, the net cash cost was $55.3 million.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

25. Acquisitions (Continued)

Assessment of assets acquired and liabilities assumed

	Luxfer Utah $M	Luxfer Magtech $M	Total Group $M
Property, plant and equipment	1.1	7.2	8.3
Intangible assets	0.6	21.6	22.2
Cash and cash equivalents	0.1	4.0	4.1
Inventories	—	6.5	6.5
Trade and other receivables	0.4	1.5	1.9

Total assets	2.2	40.8	43.0
Trade and other payables	(0.9)	(2.8)	(3.7)
Provisions	—	(0.2)	(0.2)
Bank and other loans	(0.3)	—	(0.3)

Total liabilities	(1.2)	(3.0)	(4.2)
Net assets acquired	1.0	37.8	38.8

Identifiable net assets at fair value	1.0	37.8	38.8
Goodwill arising on acquisition	4.1	27.8	31.9

Gross purchase consideration	5.1	65.6	70.7

Represented by:
Amounts paid	2.8	59.3	62.1
Deferred contingent consideration liability	2.3	6.3	8.6

	5.1	65.6	70.7

The table above represents the final assessment of the fair values of the assets acquired of the businesses at the date of initial acquisition, which is unchanged from the assessment disclosed in the consolidated financial statements for the year ended December 31, 2014.

Goodwill included the fair value of the expertise of the acquired workforce following the business combination and also the synergies that are expected to arise.

The deferred consideration for Luxfer Utah is fixed and substantially all of it will be payable at March 31, 2017. The deferred consideration is shown in the balance sheet at December 31, 2015, at $1.1 million (2014: $1.0 million), resulting in a credit to the consolidated income statement of $0.1 million (2014: $1.5 million), net of an unwind of discount on deferred consideration of $0.2 million (2014: $0.2 million). The undiscounted future payment is $1.3 million.

The contingent consideration for Luxfer Magtech is linked into the future profitability of the company and where appropriate will be payable annually from 2015 to 2020. The deferred contingent consideration is shown in the balance sheet at December 31, 2015, at $1.8 million (2014: $1.6 million), following a remeasurement of deferred contingent consideration at the year-end based upon the estimated future cash

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

25. Acquisitions (Continued)

flows and the weighted probability of those cash flows being achieved, resulting in a credit to the consolidated income statement of $nil (2014: credit of $4.8 million), net of an unwind of discount on deferred contingent consideration of $0.2 million (2014: $0.1 million). The potential undiscounted future payment has been estimated at $2.3 million. The maximum undiscounted amount payable under the sale agreement is $10.0 million.

	December 31, 2014
	Luxfer Utah $M	Luxfer Magtech $M	Total Group $M
Acquisition costs:
Transaction costs	0.3	1.5	1.8

	December 31, 2014
	Luxfer Utah $M	Luxfer Magtech $M	Total Group $M
Net cash flows on purchase of business:
Included in net cash flows from investing activities:
Amounts paid	2.8	59.3	62.1
Cash acquired	(0.1)	(4.0)	(4.1)

	2.7	55.3	58.0

Included in net cash flows from operating activities:
Acquisition costs	0.3	1.5	1.8
Less: acquisition costs unpaid	—	(0.2)	(0.2)

	0.3	1.3	1.6

In the year ended December 31, 2014, transaction costs for acquisitions were $1.8 million of which $1.6 million is included in cash flows from operating activities with the remainder provided for on the balance sheet. In the year ended December 31, 2015, the residual $0.2 million was cash settled.

The 2014 post-acquisition contribution to revenue and profit before tax for acquisitions was $17.0 million revenue and a profit of $1.7 million. Had the acquisitions occurred at the beginning of 2014, the contribution to revenue and profit on operations before taxation is estimated to have been $33.0 million revenue and a profit of $5.1 million.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

26. Commitments and contingencies

	December 31, 2015 $M	December 31, 2014 $M	December 31, 2013 $M
Operating lease commitments—Group as a lessee
Minimum lease payments under operating leases recognized in the consolidated income statement	5.6	5.2	4.8

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	December 31, 2015 $M	December 31, 2014 $M	December 31, 2013 $M
Within one year	4.9	5.1	4.9
In two to five years	13.5	13.6	13.1
In over five years	12.4	15.3	16.4

	30.8	34.0	34.4

Operating lease payments represent rentals payable by the Group for certain of its properties and items of machinery. Leasehold land and buildings have a life between 2 and 65 years. Plant and equipment held under operating leases have an average life between 2 and 5 years. Renewal terms are included in the lease contracts.

Capital commitments

At December 31, 2015, the Group had capital expenditure commitments of $3.1 million (2014: $2.3 million and 2013: $2.6 million) for the acquisition of new plant and equipment.

Contingencies

The U.S. E.P.A. and a number of chemical companies are in dispute over the technicalities of the types of chemicals required to be registered under the Toxic Substances Control Act 1976 ("TSCA"). The dispute is over the classification of chemical mixtures. We manufacture mixed oxides, the components of which are registered, but until recently we believe, along with other industry participants, there has been no apparent requirement to also register these mixtures, and therefore we are involved in this dispute. We expect the matter to be resolved without any major disruption in our supply chain or any material additional cost, but there remains a risk that the dispute escalates to more formal legal proceedings.

27. Financial risk management objectives and policies

The Group's financial instruments comprise bank and other loans, senior loan notes, derivatives and trade payables. Other than derivatives, the main purpose of these financial instruments is to raise finance for the Group's operations. The Group also has various financial assets such as trade receivables and cash and cash equivalents, which arise directly from its operations.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

27. Financial risk management objectives and policies (Continued)

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

Interest rate risk

The Group has exposure to variable interest rates when it draws down on the revolving credit facilities. As a result of this exposure, the Group may decide to hedge interest payable based on a combination of forward rate agreements, interest rate caps and swaps. It has also used fixed rate debt within its financing structure to mitigate volatility in interest rate movements as disclosed in Note 21. If the interest rates were to change by 1%, based on the balance on the revolving credit facilities at December 31, 2015, this would impact the interest cost by approximately $0.4 million.

Total debt and debt funding to joint ventures and associates, at December 31, 2015, all related to fixed interest rate debt and so there was no interest rate risk at that date.

Liquidity risk

To understand and monitor cash flows, the Group uses a combination of a short-term rolling six week cash forecast, based on expected daily liquidity requirements and longer term monthly rolling forecasts, covering forecast periods of between six and eighteen months forward. The Group also prepares, at least annually, longer-term strategic cash forecasts. Together this system of control is used to ensure the Group can fund its ongoing operations, including working capital, capital expenditure and interest payments and to ensure that bank covenant targets will be met. Short and medium term changes in liquidity needs are funded from the Group's $150.0 million revolving bank facility, as disclosed in Note 21, which provides the ability to draw down and repay funds on a daily basis. In monitoring liquidity requirements and planning its working capital and capital expenditure programs, the Group aims to maintain a sufficiently prudent level of headroom against its banking facilities and forecast covenant position as protection against any unexpected or sudden market shocks.

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

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

27. Financial risk management objectives and policies (Continued)

The Group has been in compliance with the covenants under the Loan Notes due 2018, the Loan Notes due 2021 and the banking facilities throughout all of the quarterly measurement dates from and including September 30, 2011 to December 31, 2015.

The maturity of the Group's liabilities is also monitored to ensure sufficient funds remain available to meet liabilities as they fall due. The table below summarizes the maturity profile of the Group's financial liabilities at December 31 based on contractual payments.

	December 31, 2015				December 31, 2014
	Within 12 months $M	1-5 years $M	> 5 years $M	Total $M	Within 12 months $M	1-5 years $M	> 5 years $M	Total $M
Loan Notes due 2018	—	65.0	—	65.0	—	65.0	—	65.0
Loan Notes due 2021	—	—	25.0	25.0	—	—	25.0	25.0
Revolving credit facility	—	43.5	—	43.5	—	34.3	—	34.3
Deferred contingent consideration	—	2.9	—	2.9	—	3.6	—	3.6
Trade payables	34.9	—	—	34.9	34.2	—	—	34.2
Accruals	24.6	—	—	24.6	24.0	—	—	24.0
Interest payable	0.2	—	—	0.2	0.2	—	—	0.2
Derivative financial instruments	4.1	—	—	4.1	—	—	—	—

	63.8	111.4	25.0	200.2	58.4	102.9	25.0	186.3

The table below summarizes the maturity profile of the Group's financial liabilities at December 31 based on contractual undiscounted payments. Interest rates on the Group's variable rate debt have been based on a forward curve.

	December 31, 2015 $M	December 31, 2014 $M
Undiscounted contractual maturity of financial liabilities:
Amounts payable:
Within 12 months	67.1	64.1
1-5 years	124.3	120.3
> 5 years	25.7	26.6

	217.1	211.0
Less: future finance charges	(19.7)	(24.7)

	197.4	186.3

Capital risk management

In prior years the Group had sought to reduce its indebtedness and increase the level of equity funding and organized its capital structure to fund medium and long-term investment programs aimed at the

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

27. Financial risk management objectives and policies (Continued)

development of new products and production facilities. 2014 saw an increase in the Group's indebtedness as it pursued acquisitions as part of its growth strategy, described in further detail in Note 25.

The Group monitors its adjusted EBITDA for continuing activities to net debt ratio and has sought to reduce this over time from 6x to below 2x. The table below sets out the calculations for 2015, 2014 and 2013:

	2015 $M	2014 $M	2013 $M
For continuing operations:
Operating profit	37.9	40.9	56.5
Deduct: Changes to U.K. defined benefit pension plan (Note 5)	(18.0)	—	—
Add back: Restructuring and other expense (Note 5)	22.4	3.9	2.7
Loss on disposal of property, plant and equipment	—	0.3	0.3
Other share based compensation charges	1.3	1.6	1.3
Depreciation and amortization	18.6	18.1	15.8

Adjusted EBITDA	62.2	64.8	76.6

Bank and other loans	131.6	121.4	63.8

Total debt	131.6	121.4	63.8
Less: Cash and cash equivalents	(36.9)	(14.6)	(28.4)

Net debt	94.7	106.8	35.4

Net debt: EBITDA ratio	1.5x	1.6x	0.5x

Credit risk

The Group only provides trade credit to creditworthy third parties. Credit checks are performed on new and existing customers along with monitoring payment histories of customers. Outstanding receivables from customers are closely monitored to ensure they are paid when due, with both outstanding overdue days and total days of sales outstanding reported as a business unit key performance measure. Where possible export sales are also protected through the use of credit export insurance. At December 31, 2015, the Group has a provision for bad and doubtful debtors of $4.8 million (2014: $2.6 million) and a charge of $2.5 million (2014: $2.1 million) has been made to the consolidated income statement in relation to bad debts recognized in 2015.

The analysis of trade receivables that were past due but not impaired is as follows:

			Past due but not impaired
		Neither past due nor impaired $M
	Total $M		< 31 days $M	31-60 days $M	61-90 days $M	91-121 days $M	> 121 days $M
At December 31, 2015	43.9	37.1	5.3	1.1	0.3	0.1	—
At December 31, 2014	61.1	48.7	9.8	1.2	0.7	0.7	—

The Group also monitors the spread of its customer base with the objective of trying to minimize exposure at a Group and divisional level to any one customer. The top ten customers in 2015 represented 27%

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

27. Financial risk management objectives and policies (Continued)

(2014: 27% and 2013: 30%) of total revenue. There were no customers in 2015, 2014 or 2013 that represented over 10% of total revenue.

Included in the trade receivables of $61.1 million at December 31, 2014 was an amount outstanding of $6.5 million which related to Sub161 Pty Limited, a customer of the Gas Cylinders Division. In the first half of 2014 the group's Gas Cylinders Division made a number of gas transportation module sales to this customer, for which extended terms were granted for part of the supply contract, in relation to a receivable of $8.5 million. The contract revenue and associated cost of sales were recognized when the risks and rewards of ownership of the modules were transferred to the customer. Late in 2014, the customer experienced financial difficulties due to engineering delays in its project and accordingly a provision of $2.0 million was recognized against the receivable to impair the balance to a then estimated recoverable amount of $6.5 million. During 2015, the Group acquired 26.4% of the share capital of Sub161 Pty Limited, an associate. At December 31, 2015, the amounts receivable from Sub161 Pty Limited denominated in Australian dollars amounted to $3.6 million, net of a provision of $3.8 million. This net receivable, which is now secured over certain assets in the business, is included within amounts owed by joint ventures and associates.

Foreign currency translation risk

With substantial operations in the U.K. and Rest of Europe, the Group is exposed to translation risk on both its consolidated income statement, based on average exchange rates, and its balance sheet with regards to period end exchange rates.

The Group's results and net assets are reported by geographic region in Note 2. This analysis shows in 2015 the Group had revenue of $118.0 million derived from U.K. operations, operating profit of $16.5 million and when deducting changes to U.K. defined benefit pension plan and adding back restructuring and other expense, share based compensation, and depreciation and amortization, an adjusted EBITDA of $13.6 million. During 2015, the average exchange rate for GBP sterling was £0.6558 compared to the 2014 average of £0.6075. This resulted in a negative impact of $8.7 million on revenue, $1.2 million on operating profit and $1.0 million on adjusted EBITDA. Based on the 2015 level of sales and profits a weakening in GBP sterling leading to a £0.05 increase in the GBP sterling to U.S. dollar exchange rate would result in a decrease of $9.0 million in revenue, $1.3 million in operating profit and $1.0 million in adjusted EBITDA.

The capital employed at December 31, 2015 in the U.K. was $77.4 million translated at an exchange rate of £0.6785. A £0.05 change in exchange rates would change capital employed by approximately $5.7 million.

During 2015, the average exchange rate for the Euro was €0.9070, compared to the 2014 average of €0.7575. This resulted in a negative impact of $5.7 million on revenue, $1.6 million on operating loss and $nil on adjusted EBITDA. Based on the 2015 level of sales and profits a weakening in the Euro leading to a €0.05 increase in the Euro to U.S. dollar exchange rate would result in a decrease of $1.9 million in revenue, $0.5 million in operating loss and $nil in adjusted EBITDA.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

27. Financial risk management objectives and policies (Continued)

Foreign currency transaction risk

In addition to currency translation risk, the Group incurs currency transaction risk whenever one of the Group's operating subsidiaries enters into either a purchase or sales transaction in a currency other than its functional currency. Currency transaction risk is reduced by matching sales revenues and costs in the same currency. The Group's U.S. operations have little currency exposure as most purchases, costs and revenues are conducted in U.S. dollars. The Group's U.K. operations are exposed to exchange transaction risks, mainly because these operations sell goods priced in Euros and U.S. dollars, and purchase raw materials priced in U.S. dollars. The Group also incurs currency transaction risk if it lends currency other than its functional currency to one of its joint venture partners.

The U.K. operations within the Group have approximately $15.0 million net sales risk after offsetting raw material purchases made in U.S. dollars and a substantial Euro sales risk, with approximately €40.0 million of exports priced in Euros. These risks are being partly hedged through the use of forward foreign currency exchange rate contracts, but we estimate that in 2015 our Elektron division has incurred a transaction loss of $2.1 million, and the transaction impact at our Gas Cylinders division was a gain of $0.1 million.

Based on a $15.0 million net exposure to the U.S. dollar, a $0.10 increase in exchange rates would have a $1.0 million annual decrease in Group operating profit and based on a €50.0 million Euro sales risk a €0.10 increase in exchange rates would have a $3.6 million annual decrease in Group operating profit.

Commodity price risks

The Group is exposed to a number of commodity price risks, including primary aluminum, magnesium, rare earth chemicals, zircon sand and other zirconium basic compounds. All have been subject to substantial increases in recent years. Historically the two largest exposures to the Group have been the prices of aluminum and magnesium and the Group will spend annually approximately $75.0 million to $85.0 million on these two raw materials. In recent years the costs of rare earth chemicals had been subject to significant commodity inflation.

Unlike the other major commodities purchased, aluminum is traded on the London Metal Exchange ("LME") and therefore the Group is able to use LME derivative contracts to hedge a portion of its price exposure. In 2015 the Group purchased approximately 10,200 metric tons of primary aluminum. The processed waste can be sold as scrap aluminum at prices linked to the LME price. The price risk on aluminum is mitigated by the use of LME derivative contracts. At December 31, 2015, the Group had hedged 78% of its main primary aluminum requirements for 2016. Before hedging the risk, a $100 increase in the LME price of aluminum would increase our Gas Cylinders division's costs by approximately $1.0 million.

In the long-term the Group has sought to recover the cost of increased commodity costs through price increases and surcharges. Any hedging of aluminum risk is performed to protect the Group against short-term fluctuations in aluminum costs.

In 2015 the Group purchased approximately 6,800 metric tons of primary magnesium. Magnesium is not traded on the LME so we are not able to maintain a hedge position of its price exposure.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

27. Financial risk management objectives and policies (Continued)

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

(a)   Financial instruments of the Group

The financial instruments of the Group other than short-term debtors and creditors were as follows:

Primary financial instruments:	Book value December 31, 2015 $M	Fair value December 31, 2015 $M	Book value December 31, 2014 $M	Fair value December 31, 2014 $M
Financial assets:
Cash at bank and in hand	36.9	36.9	14.6	14.6

Financial liabilities(1):
Loan Notes due 2018	65.0	69.1	65.0	71.3
Loan Notes due 2021	25.0	25.0	25.0	25.0
Revolving credit facility	43.5	43.5	34.3	34.3
Deferred contingent consideration	2.9	2.9	2.6	2.6

(1)
The financial instruments included in financial liabilities are shown gross of unamortized finance costs. The fair value of these financial instruments is calculated by discounting the future cash flows, including interest payments due.

All financial assets mature within one year. The maturity of the financial liabilities is disclosed in Note 27.

At December 31, 2015, the amount drawn in bank and other loans was $133.5 million (2014: $124.3 million), of which $117.0 million was denominated in U.S. dollars with the remainder being denominated in GBP sterling (2014: $117.0 million was denominated in U.S. dollars with the remainder being denominated in GBP sterling).

Derivative financial instruments are as follows:	Book value December 31, 2015 $M	Fair value December 31, 2015 $M	Book value December 31, 2014 $M	Fair value December 31, 2014 $M
Held to hedge purchases and sales by trading businesses:
Forward foreign currency exchange rate contracts	(0.4)	(0.4)	0.2	0.2
LME derivative contracts	(3.7)	(3.7)	0.6	0.6

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

28. Financial instruments (Continued)

The fair value calculations were performed on the following basis:

Cash at bank and in hand

The carrying value approximates to the fair value as a result of the short-term maturity of the instruments.

Bank loans

At December 31, 2015, bank and other loans of $133.5 million (2014: $124.3 million) were outstanding. At December 31, 2015, bank and other loans are shown net of issue costs of $1.9 million and these issue costs are to be amortized to the expected maturity of the facilities. At December 31, 2015, $43.5 million of the total $133.5 million of bank and other loans was variable interest rate debt and subject to floating interest rate risk, with the remainder being fixed rate debt.

Forward foreign currency exchange rate contracts

The fair value of these contracts was calculated by determining what the Group would be expected to receive or pay on termination of each individual contract by comparison to present market prices.

LME derivative contracts

The fair value of these contracts has been calculated by valuing the contracts against the equivalent forward rates quoted on the LME.

Deferred contingent consideration

Disclosure of the basis of calculation of the fair value of deferred contingent consideration is included within Note 25 of the consolidated financial statements.

Fair value hierarchy

At December 31, 2015, the Group used the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

28. Financial instruments (Continued)

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	December 31, 2015 $M	Level 1 $M	Level 2 $M	Level 3 $M
Derivative financial liabilities at fair value through profit or loss:
Forward foreign currency exchange rate contracts	0.4	—	0.4	—
LME derivative contracts	3.7	—	3.7	—
Interest bearing loans and borrowings:
Loan Notes due 2018	69.1	—	69.1	—
Loan Notes due 2021	25.0	—	25.0	—
Revolving credit facility	43.5	—	43.5	—
Other financial liabilities:
Deferred contingent consideration	2.9	—	—	2.9

During the year ended December 31, 2015, there were no transfers between Level 1 and Level 2 fair value measurements.

The deferred contingent consideration relates to estimations of amounts payable in the future on acquisitions. This is based upon an estimate of the future profitability of the businesses versus targets agreed upon as part of the acquisitions.

(b)   Interest rate risks

Interest rate risk profile on financial assets

This table shows the Group's financial assets at December 31, which are cash and cash equivalents. These assets are all subject to floating interest rate risk.

Cash by currency:	December 31, 2015 $M	December 31, 2014 $M
U.S. dollar	14.9	4.8
GBP sterling	14.1	2.3
Euro	2.7	3.2
Australian dollar	0.4	0.4
Chinese renminbi	1.3	2.5
Czech koruna	2.9	0.6
Canadian dollar	0.5	0.7
Japanese yen	0.1	0.1

	36.9	14.6

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

28. Financial instruments (Continued)

The Group earns interest on cash balances through either deposit accounts or placing funds on money markets at short-term fixed rates. In all cases, interest earned is at approximately LIBOR rates during the year.

Interest rate risk profile on financial liabilities

The following table sets out the carrying value, by original maturity, of the Group's financial instruments that were exposed to both fixed and variable interest rate risk. The carrying values include interest payments to be made and interest rates on the Group's variable rate debt have been based on a forward curve.

	December 31, 2015				December 31, 2014
	Within 12 months $M	1-5 years $M	> 5 years $M	Total $M	Within 12 months $M	1-5 years $M	> 5 years $M	Total $M
Floating interest rate risk:
Revolving credit facility (including interest payments)	1.2	46.7	—	47.9	0.8	38.1	—	38.9
Fixed interest rate risk:
Loan Notes due 2018 (including interest payments)	4.0	70.9	—	74.9	4.0	74.9	—	78.9
Loan Notes due 2021 (including interest payments)	0.9	3.7	25.7	30.3	0.9	3.7	26.6	31.2

	6.1	121.3	25.7	153.1	5.7	116.7	26.6	149.0

(c)   Hedging activities

Forward foreign currency exchange contracts

The Group utilizes forward foreign currency exchange contracts to hedge significant future transactions and cash flows to manage its exchange rate exposures. The contracts purchased are primarily denominated in GBP sterling, U.S. dollars, Euros and Australian dollars. The Group is also exposed to a number of other currencies like Japanese yen with hedges against these on a more ad hoc basis, when exposures are more significant.

At December 31, 2015, the fair value of forward foreign currency exchange contracts deferred in equity was a loss of $0.4 million (2014: gain of $0.8 million and 2013: gain of $1.0 million). During 2015 a loss of $0.1 million (2014: gain of $0.1 million and 2013: $nil) has been transferred to the consolidated income statement in respect of contracts that have matured in the year.

At December 31, 2015 and 2014, the Group held various forward foreign currency exchange contracts designated as hedges in respect of forward sales for U.S. dollars, Euros, Australian dollars and Japanese yen for the receipt of GBP sterling or Euros. The Group also held forward foreign currency exchange contracts designated as hedges in respect of forward purchases for U.S. dollars by the sale of GBP sterling. The

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

28. Financial instruments (Continued)

contract totals in GBP sterling and Euros, range of maturity dates and range of exchange rates are disclosed below:

December 31, 2015 Sales hedges	Euros	Australian dollars	U.S. dollars
Contract totals/£M	27.9	2.6	22.5
Maturity dates	01/16 to 05/17	09/16	01/16 to 06/17
Exchange rates	€1.2385 – €1.4200	$2.1292	$1.4601 to $1.6250

Purchase hedges	Euros	U.S. dollars
Contract totals/£M	7.7	13.3
Maturity dates	01/16 to 12/16	01/16 to 06/17
Exchange rates	€1.3470 to €1.4186	$1.4573 to $1.6231

December 31, 2014 Sales hedges	Euros	Japanese yen	Australian dollars	U.S. dollars
Contract totals/£M	38.8	0.1	6.7	30.5
Maturity dates	01/15 to 06/16	01/15	01/15 to 03/15	01/15 to 06/16
Exchange rates	€1.1584 to €1.2802	¥186.3	$1.5082 to $1.5898	$1.2970 to $1.7098

Purchase hedges	U.S. dollars
Contract totals/£M	17.6
Maturity dates	01/15 to 06/16
Exchange rates	$1.5330 to $1.7103

Aluminum commodity contracts

The Group did not hold any forward aluminum commodity contracts at December 31, 2015 or December 31, 2014.

Forward interest rate agreements

The Group did not hold any forward interest rate agreements at December 31, 2015 or December 31, 2014.

LME derivative contracts

At December 31, 2015, the Group has hedged 6,900 and 3,600 metric tons of aluminum for supply in 2016 and 2017 respectively, using its ancillary banking facilities. The fair value of LME derivative contracts deferred in equity was a loss of $3.7 million (2014: gain of $0.5 million and 2013: loss of $1.4 million).

(d)   Foreign currency translation risk disclosures

Exchange gains and losses arising on the translation of the Group's non-U.S. assets and liabilities are classified as equity and transferred to the Group's translation reserve. In 2015 a loss of $8.6 million (2014: loss of $10.8 million and 2013: gain of $3.1 million) was recognized in translation reserves.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

28. Financial instruments (Continued)

(e)   Un-drawn committed facilities

At December 31, 2015, the Group had committed banking facilities of $150.0 million. The facilities were for providing loans and overdrafts, with a separate facility for letters of credit which at December 31, 2015 was £7.0 million ($10.3 million). Of the committed facilities, $43.5 million of loans were drawn and $nil for letters of credit were utilized. The Group also has a separate bonding facility for bank guarantees denominated in GBP sterling of £3.0 million ($4.4 million), of which £1.5 million ($2.2 million) was utilized at December 31, 2015.

At December 31, 2014, the Group had committed banking facilities of $150.0 million. The facilities were for providing loans and overdrafts, with a separate facility for letters of credit which at December 31, 2014 was £7.0 million ($10.9 million). Of the committed facilities, $34.3 million of loans were drawn and $nil for letters of credit were utilized. The Group also has a separate bonding facility for bank guarantees denominated in GBP sterling of £3.0 million ($4.7 million), of which £1.4 million ($2.2 million) was utilized at December 31, 2014.

29. Retirement benefits

The Group operates defined benefit arrangements in the U.K., the U.S. and France. The levels of funding are determined by periodic actuarial valuations. The assets of the plans are generally held in separate trustee administered funds. The Group also operates defined contribution plans in the U.K., the U.S., Australia and Canada.

Remeasurements are recognized in full in the period in which they occur. The liability recognized in the balance sheet represents the present value of the defined benefit obligation, as reduced by the fair value of plan assets. The cost of providing benefits is determined using the Projected Unit Credit Method.

The principal defined benefit pension plan in the Group and in the U.K. is the Luxfer Group Pension Plan ("the Plan"), which closed to new members in 1998, new employees then being eligible for a defined contribution plan. With effect from April 2004, the Plan changed from a final salary to a career average revalued earnings benefit scale. In August 2005, a plan specific earnings cap of £60,000 per annum subject to inflation increases was introduced, effectively replacing the statutory earnings cap. In October 2007, the rate of the future accrual for pension was reduced and a longevity adjustment was introduced to mitigate against the risk of further unexpected increases in life expectancies. In 2015, following a consultation with the trustees and members, it was agreed the Plan would close to future accrual of benefits effective from April 5, 2016 and for the purpose of increasing pensions in payment, to use the Consumer Prices Index ("CPI") as the reference index in place of the Retail Prices Index ("RPI") where applicable. The weighted average duration of the expected benefit payments from the Plan is around 17 years. The pension cost of the Plan is assessed in accordance with the advice of an independent firm of professionally qualified actuaries, Lane Clark & Peacock LLP. The Plan is registered with HMRC for tax purposes, operates separately from the Group and is managed by an independent set of trustees. The Plan operates under U.K. trust law and the trust is a separate legal entity from the Group. The Plan is governed by a board of trustees, composed of two member nominated trustees and five company appointed trustees. The trustees are required by law to act in the best interests of scheme members and are responsible for setting certain policies (e.g. investment funding) together with the Group. Over and above the normal

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

29. Retirement benefits (Continued)

contributions required to meet the cost of future accrual, the schedule of payments provides for deficit funding, which is based upon minimum annual contributions of £3.8 million per year, together with additional variable contributions based on 15% of net earnings of Luxfer Holdings PLC between £12 million and £24 million, and 10% of net earnings of Luxfer Holdings PLC in excess of £24 million.

The Group's other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings, Inc. Pension Plan in the U.S. In December 2005, this plan was closed to further benefit accrual with members being offered contributions to that company's 401(k) plan. At January 1, 2016, the U.S. pension plans (BA Holdings, Inc. Pension Plan and Luxfer Hourly Pension Plan) merged into one plan.

The total credit to the Group's consolidated income statement for 2015 for retirement benefits was $9.3 million (2014: charge of $9.3 million).

The movement in the pension liabilities is shown below:

	2015 $M	2014 $M
Balance at January 1	90.9	67.6
(Credited) / charged to the consolidated income statement:
Past service credit	(14.9)	—
Curtailment credit	(3.3)	—
Current service cost	1.5	1.6
Net interest on net liability	3.0	2.7
Administrative costs	1.3	1.6
Total charge for defined contribution plans	3.1	3.4
Cash contributions	(14.5)	(17.0)
(Credited)/charged to the statement of comprehensive income	(4.4)	35.4
Exchange difference	(3.8)	(4.4)

Balance at December 31	58.9	90.9

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

29. Retirement benefits (Continued)

The financial assumptions used in the calculations were:

	Projected Unit Credit Valuation
	U.K.			Non-U.K.
	2015%	2014%	2013%	2015%	2014%	2013%
Discount rate	3.70	3.50	4.50	4.50	4.10	4.90
Retail Price Inflation	3.00	2.90	3.40	—	—	—
Inflation related assumptions:
Salary inflation	4.00	3.90	4.40	—	—	—
Consumer Price Inflation	2.00	1.90	2.40	—	—	—
Pension increases—pre 6 April 1997	1.80	2.30	2.60	—	—	—
—1997 - 2005	2.10	2.80	3.30	—	—	—
—post 5 April 2005	1.70	2.00	2.20	—	—	—

Other principal actuarial assumptions:	2015 Years	2014 Years	2013 Years
Life expectancy of male in the U.K. aged 65 at accounting date	21.5	20.6	20.5
Life expectancy of male in the U.K. aged 65 at 20 years after accounting date	23.1	22.3	22.2

Investment strategies

For the principal defined benefit plan in the Group and the U.K., the Luxfer Group Pension Plan, the assets are invested in a diversified range of asset classes and include matching assets (comprising fixed interest and index linked bonds and swaps) and growth assets (comprising all other assets). The Trustees have formulated a de-risking strategy to help control the short term risks of volatility associated with holding growth assets. The Trustees also monitor the cost of a buy-in to secure pensioner liabilities with an insurance company to ensure they are able to act if such an opportunity arises.

Risk exposures

The Group is at risk of adverse experience relating to the defined benefit plans.

The plans hold a high proportion of assets in equity and other growth investments, with the intention of growing the value of assets relative to liabilities. The Group is at risk if the value of liabilities grows at a faster rate than the plans assets, or if there is a significant fall in the value of these assets not matched by a fall in the value of liabilities. If these events occurred, this would be expected to lead to an increase in the Group's future cash contributions.

Special events

In 2015, following a consultation with the trustees and members, it was agreed that the Luxfer Group Pension Plan in the U.K. would close to future accrual of benefits effective from April 5, 2016 and for the purpose of increasing pensions in payment, to use CPI as the reference index in place of RPI where

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

29. Retirement benefits (Continued)

applicable. As a result, in 2015 the Group has recognized a curtailment credit of $3.3 million in respect of the closure of the Plan to future accrual and a past service credit of $14.9 million in respect of the change in expected future pension increases in payment.

The amounts recognized in the consolidated income statement in respect of the pension plans were as follows:

	2015 U.K. $M	2015 Non-U.K. $M	2015 Total $M	2014 U.K. $M	2014 Non-U.K. $M	2014 Total $M	2013 U.K. $M	2013 Non-U.K. $M	2013 Total $M
In respect of defined benefit plans:
Current service cost	1.4	0.1	1.5	1.5	0.1	1.6	1.4	0.1	1.5
Net interest on net liability	2.5	0.5	3.0	2.5	0.2	2.7	3.1	0.7	3.8
Administrative expenses	1.0	0.3	1.3	1.2	0.4	1.6	1.5	0.2	1.7
Past service credit	(14.9)	—	(14.9)	—	—	—	—	—	—
(Curtailment credit)/settlement	(3.3)	—	(3.3)	—	—	—	—	1.7	1.7

Total (credit)/charge for defined benefit plans	(13.3)	0.9	(12.4)	5.2	0.7	5.9	6.0	2.7	8.7
In respect of defined contribution plans:
Total charge for defined contribution plans	1.3	1.8	3.1	1.4	2.0	3.4	1.3	1.9	3.2

Total (credit)/charge for pension plans	(12.0)	2.7	(9.3)	6.6	2.7	9.3	7.3	4.6	11.9

Of the total credit for the year (2014: charge for the year and 2013: charge for the year), charges of $4.6 million and $1.3 million (2014: $4.6 million and $2.0 million and 2013: $4.5 million and $1.9 million); have been included in cost of sales and administrative costs, respectively; a credit of $18.2 million has been recognized as changes to U.K. defined benefit pension plan in the consolidated income statement; a charge of $nil (2014: $nil and 2013: $1.7 million) has been included in restructuring and other expense and a charge of $3.0 million (2014: $2.7 million and 2013: $3.8 million) has been included in finance costs.

For the year, the amount of gain recognized in the Statement of Comprehensive Income is $4.4 million (2014: loss of $35.4 million and 2013: gain of $23.7 million).

The actual return of the plans assets was a loss of $0.6 million (2014: gain of $32.5 million and 2013: gain of $33.4 million).

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

29. Retirement benefits (Continued)

The value of the plans assets were:

	2015 U.K. $M	2015 Non-U.K. $M	2015 Total $M	2014 U.K. $M	2014 Non-U.K. $M	2014 Total $M
Assets in active markets:
Equities and growth funds	179.5	27.3	206.8	186.3	26.9	213.2
Government bonds	40.2	—	40.2	43.6	—	43.6
Corporate bonds	67.0	22.1	89.1	75.0	23.5	98.5
Cash	0.4	—	0.4	0.5	—	0.5

Total market value of assets	287.1	49.4	336.5	305.4	50.4	355.8
Present value of plan liabilities	(334.4)	(61.0)	(395.4)	(382.3)	(64.4)	(446.7)

Deficit in the plans	(47.3)	(11.6)	(58.9)	(76.9)	(14.0)	(90.9)
Related deferred income tax assets	9.0	4.3	13.3	15.4	5.3	20.7

Net pension liabilities	(38.3)	(7.3)	(45.6)	(61.5)	(8.7)	(70.2)

The plans do not invest directly in property occupied by the Group or in financial securities issued by the Group.

Analysis of movement in the present value of the defined benefit obligations:

	2015 U.K. $M	2015 Non-U.K. $M	2015 Total $M	2014 U.K. $M	2014 Non-U.K. $M	2014 Total $M
At January 1	382.3	64.4	446.7	357.8	54.7	412.5
Service cost	1.5	0.1	1.6	1.5	0.1	1.6
Interest on obligation	12.8	2.6	15.4	15.7	2.6	18.3
Contributions from plan members	0.7	—	0.7	0.8	—	0.8
Actuarial (gains)/losses on financial assumptions	(11.1)	(3.1)	(14.2)	44.5	5.5	50.0
Actuarial losses on demographic assumptions	4.6	—	4.6	—	4.3	4.3
Actuarial (gains)/losses on plan experience	(7.8)	(0.1)	(7.9)	(2.2)	0.3	(1.9)
Exchange difference	(16.8)	(0.1)	(16.9)	(22.7)	(0.2)	(22.9)
Benefits paid	(13.6)	(2.8)	(16.4)	(13.1)	(2.9)	(16.0)
Past service credit	(14.9)	—	(14.9)	—	—	—
Curtailment credit	(3.3)	—	(3.3)	—	—	—

At December 31	334.4	61.0	395.4	382.3	64.4	446.7

The defined benefit obligation comprises $2.4 million (2014: $2.2 million) arising from unfunded plans and $390.6 million (2014: $444.5 million) from plans that are funded.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

29. Retirement benefits (Continued)

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

Analysis of movement in the present value of the fair value of plan assets:

	2015 U.K. $M	2015 Non-U.K. $M	2015 Total $M	2014 U.K. $M	2014 Non-U.K. $M	2014 Total $M
At January 1	305.4	50.4	355.8	296.4	48.5	344.9
Interest on plan assets	10.4	2.1	12.5	13.2	2.4	15.6
Actuarial (gains)/losses	(10.6)	(2.5)	(13.1)	17.1	(0.1)	17.0
Exchange difference	(13.1)	—	(13.1)	(18.5)	—	(18.5)
Contributions from employer	8.9	2.5	11.4	10.7	2.9	13.6
Contributions from plan members	0.7	—	0.7	0.8	—	0.8
Administrative expenses	(1.0)	(0.3)	(1.3)	(1.2)	(0.4)	(1.6)
Benefits paid	(13.6)	(2.8)	(16.4)	(13.1)	(2.9)	(16.0)

At December 31	287.1	49.4	336.5	305.4	50.4	355.8

The estimated amount of employer contributions expected to be paid to the defined benefit pension plans for the year ending December 31, 2016 is $9.1 million (2015: $11.4 million actual employer contributions).

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

30. The Luxfer Group Employee Share Ownership Plan

The trust

In 1997, the Group established an employee benefit trust ("the ESOP") with independent trustees, to purchase and hold shares in the Group in trust to be used to satisfy options granted to eligible senior employees under the Group's share plans established from time to time.

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

The current plan

The current share option plan, implemented by the Group in February 2007 is The Luxfer Holdings Executive Share Option Plan ("the Plan"), which consists of two parts. Part A of the Plan is approved by HM Revenue & Customs and Part B is unapproved. Options can be exercised at any time up to the tenth anniversary of their grant subject to the rules of the relevant part of the Plan. As a result of the I.P.O. all leaver restrictions over the shares were released. There is no other performance criteria attached to the options.

Movements in the year

The movement in the number of shares held by the trustees of the ESOP and the number of share options held over those shares are shown below:

	Number of shares held by ESOP Trustees		Number of options held over £0.50 ordinary shares
	£0.0001 deferred shares	£0.50 ordinary shares	£0.49 options held	£1.50 options held	£2.00 options held	Total options held
At January 1, 2015	15,977,968,688	140,948	25,600	—	59,020	84,620
Options exercised during the year	—	(25,600)	(25,600)	—	—	(25,600)

At December 31, 2015	15,977,968,688	115,348	—	—	59,020	59,020

At December 31, 2015, the loan outstanding from the ESOP was $3.1 million (2014: $3.3 million).

During the year ended December 31, 2014, all of the shares held by the ESOP were subject to a 2-for-1 share split, so that each £1 ordinary share was split into two £0.50 ordinary shares. All prior year comparatives have been restated for the share split. During the year ended December 31, 2013 all of the shares held by the ESOP were transferred into the ADS plan.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

30. The Luxfer Group Employee Share Ownership Plan (Continued)

The market value of each £0.50 ordinary share held by the ESOP at December 31, 2015 was $9.84 (2014: $14.93).

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

The equity or equity-related awards under the LTiP and the Director EIP are based on the ordinary shares or ADSs of the Group. The Remuneration Committee administers the LTiP and have the power to determine to whom the awards will be granted, the amount, type and other terms. Awards under the Director EIP are non-discretionary and purely time-based.

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

In March 2014, 201,870 Restricted Stock Units and Options over ADSs were granted under the LTiP, which were all performance-based awards. Following the Annual General Meeting on May 29, 2014, 12,517 Restricted Stock Units and Options over ADSs were granted under the Director EIP, which were all time-based awards.

	2015 $M	2014 $M	2013 $M
I.P.O. related share based compensation charges	0.1	0.2	0.5
Other share based compensation charges	1.3	1.6	1.3

	1.4	1.8	1.8

There were no cancellations or modifications to the awards in 2015.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

31. Share based compensation (Continued)

The following table illustrates the number of, and movements in, share options during the year, with each option relating to 1 ADS:

	2015 Number	2015 Weighted average exercise price	2014 Number	2014 Weighted average exercise price
At January 1	1,178,158	$7.13	1,135,357	$8.02
Granted during the year	62,743	$0.76	214,387	$0.82
Exercised during the year	(38,377)	$(0.76)	(84,301)	$(6.24)
Accrued dividend awards	9,393	$0.76	7,107	$0.82
Lapsed during the year	(67,383)	$(0.76)	(94,392)	$(3.82)

At December 31	1,144,534	$7.26	1,178,158	$7.13

The weighted average remaining contractual life for the share options outstanding at December 31, 2015 was 4 years (2014: 4 years). The weighted average fair value of options granted during the year was $11.42 (2014: $17.05).

The following table illustrates the assumptions used in deriving the fair value of share options during the year:

	2015	2014
Dividend yield (%)	4.00	2.00
Expected volatility range (%)	28.24 – 41.39	25.03 – 38.72
Risk-free interest rate (%)	0.09 – 1.40	0.13 – 1.81
Expected life of share options range (years)	1 – 5	1 – 5
Weighted average exercise price ($)	$0.76	$0.82
Model used	Black-Scholes	Black-Scholes

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

Employee share incentive plans

The Group operates an all-employee share incentive plan in its U.K. and U.S. operations and will look to implement plans in other geographic regions.

32. Related party transactions

Joint venture in which the Group is a venturer

During 2015, the Group maintained its 51% investment in the equity of the joint venture Luxfer Uttam India Private Limited. During 2015, the Gas Cylinders division made $0.8 million (2014: $1.2 million) of

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

32. Related party transactions (Continued)

sales to the joint venture. At December 31, 2015, the amounts receivable from the joint venture amounted to $1.7 million (2014: $1.6 million). All sales to the joint venture are made at arm's length.

During 2015, the Group provided $0.5 million in debt investment (2014: received $0.2 million in repayment) to the joint venture Luxfer Holdings NA, LLC, of which it holds 49% of the equity. The debt investment is provided through a secured revolving credit facility that the Group has granted to the joint venture of which up to $10.0 million can be drawn down until March 31, 2018 at an interest rate of 8% per annum. During 2015, the Gas Cylinders division made $1.5 million (2014: $2.0 million) of sales to the joint venture. At December 31, 2015, the amounts receivable from the joint venture amounted to $0.8 million (2014: $1.2 million) of trade debt and $4.8 million (2014: $4.3 million) of debt investment. All sales to the joint venture are made at arm's length.

Associates in which the Group holds an investment

During 2015, the Group acquired 26.4% of the share capital of Sub161 Pty Limited. Following the investment, the Group has made sales of $0.1 million to the associate. At December 31, 2015, the amounts receivable from the associate denominated in Australian dollars amounted to $3.6 million, net of a provision of $3.8 million.

Transactions with other related parties

At December 31, 2015, the directors and key management comprising the members of the Executive Management Board, owned 1,089,949 £0.50 ordinary shares (2014: 1,387,889 £0.50 ordinary shares) and held awards over a further 685,503 £0.50 ordinary shares (2014: 1,008,526 £0.50 ordinary shares).

During the year ended December 31, 2015, share options held by members of the Executive Management Board were exercised, information relating to these exercises is disclosed in table 6 of the Remuneration Report.

On February 5, 2014, as a part of a relocation, one of the subsidiary companies of the Group purchased outright the residential property of David Rix, a member of our Executive Management Board. The property was valued on an arm's length basis by third parties with a purchase price of $1.2 million. This asset was held as a current asset in the Group balance sheet. On July 3, 2015, the property was sold for proceeds of $1.2 million.

Other than the transactions with the joint ventures and associates disclosed above, and key management personnel disclosed above, no other related party transactions have been identified.

33. Post Balance Sheet Events

Since the balance sheet date, the Company has purchased 590,837 ordinary shares of £0.50 at a cost of $6.0 million, to cover the needs of employee share plans. Shareholder approval for this program was granted at the 2014 Annual General Meeting (for repurchases up to an aggregate amount of 2,700,000 ordinary shares or ADSs).

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

33. Post Balance Sheet Events (Continued)

On March 11, 2016, we sold our redundant Redditch site to a company that specializes in remediating contaminated land. The sale was with passage of statutory liability for environmental issues to the purchaser, but our protection from future liabilities will depend in part on a pre-arranged insurance policy that only comes into force when the on-site remediation is complete, which is expected to be in 12-15 months' time.