Form 20-F
period 2016-12-31
LUXFER HOLDINGS PLC
filed 2017-03-14
CIK 1096056

Use these links to rapidly review the document

TABLE OF CONTENTS2

As filed with the Securities and Exchange Commission on March 14, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 26,415,559 Ordinary Shares of £0.50 each and 769,413,708,000 Deferred Ordinary Shares of £0.0001 each.

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

All references in this Annual Report to (i) "U.S. dollar," "USD" or "$" are to the currency of the United States (the "U.S."), (ii) "pounds sterling," "GBP sterling," "pence," "p" or "£" are to the currency of the United Kingdom (the "U.K.") and (iii) "euro" or "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain statements, statistics and projections that are, or may be, forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding our future financial position, strategy, plans and objectives for the management of future operations, is not warranted or guaranteed. These statements typically contain words such as "believes," "intends," "expects," "anticipates," "estimates," "may," "will," "should" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, factors identified in "Risk factors," "Information on the Company" and "Operating and Financial Review and Prospects," or elsewhere in this Annual Report, as well as:

  ▪
  general economic conditions, or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected;

  ▪
  worldwide economic and business conditions and conditions in the industries in which we operate;

  ▪
  fluctuations in the cost of raw materials and utilities;

  ▪
  currency fluctuations and other financial risks;

  ▪
  our ability to protect our intellectual property;

  ▪
  the significant amount of indebtedness we have incurred and may incur, and the obligations to service such indebtedness and to comply with the covenants contained therein;

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

You are urged to read the sections "Risk Factors," "Information on the Company" and "Operating and Financial Review and Prospects" of this Annual Report for a more complete discussion of the factors that could affect our performance and the industries in which we operate.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A.    Selected financial data.

The following selected consolidated financial data of Luxfer as of December 31, 2016, 2015, 2014, 2013 and 2012, and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, have been derived from our consolidated financial statements and the related notes appearing elsewhere in this Annual Report (or prior Annual Reports), which have been prepared in accordance with IFRS as issued by the IASB. Our historical results are not necessarily indicative of results to be expected for future periods.

This financial data should be read in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this Annual Report (or prior Annual Reports) and Item 5, "Operating and Financial Review and Prospects" below.

Consolidated Statement of Income Data

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in $ million, except share and per share data)
Continuing operations
Revenue	$414.8	$460.3	$489.5	$481.3	$511.6
Cost of sales	(321.4)	(356.3)	(376.6)	(363.5)	(385.7)

Gross profit	93.4	104.0	112.9	117.8	125.9
Distribution costs	(7.8)	(7.9)	(8.1)	(6.5)	(6.9)
Administrative expenses	(50.8)	(52.6)	(59.7)	(52.2)	(50.4)
Share of results of joint ventures and associates	0.5	(1.2)	(0.3)	0.1	(0.1)

Trading profit(1):	$35.3	$42.3	$44.8	$59.2	$68.5
Profit on sale of redundant site(2)	2.1	—	—	—	—
Changes to defined benefit pension plans(3)	0.6	18.0	—	(1.7)	—
Restructuring and other expense(4)	(2.2)	(22.4)	(3.9)	(1.0)	(2.1)

Operating profit	$35.8	$37.9	$40.9	$56.5	$66.4
Acquisitions and disposals(5)	0.2	(2.0)	4.5	(0.1)	(0.6)
Disposal costs of intellectual property(6)	—	—	—	—	(0.2)
Finance income:
Interest received	1.2	0.5	0.5	0.3	0.2
Finance costs:
Interest costs	(6.8)	(7.4)	(6.6)	(6.2)	(6.7)
IAS 19R retirement benefits finance charge	(2.1)	(3.0)	(2.7)	(3.8)	(3.6)
Unwind of discount on deferred contingent consideration from acquisitions	(0.4)	(0.4)	(0.3)	—	—

Finance costs—net	(8.1)	(10.3)	(9.1)	(9.7)	(10.1)

Profit on operations before taxation	$27.9	$25.6	$36.3	$46.7	$55.5
Tax expense	(6.0)	(9.5)	(7.1)	(12.6)	(16.0)

Net income for the year	$21.9	$16.1	$29.2	$34.1	$39.5

Profit for the year attributable to controlling interests	$21.9	$16.1	$29.2	$34.1	$39.5
Net income per ordinary share(7):
Basic	$0.83	$0.60	$1.09	$1.27	$1.84
Diluted	$0.82	$0.59	$1.05	$1.22	$1.81
Weighted average ordinary shares outstanding(7):
Basic	26,443,662	26,918,987	26,889,330	26,814,154	21,483,354
Diluted	26,714,659	27,372,723	27,735,793	28,046,402	21,854,892
Dividends declared and paid during the year per share(8):	$0.50	$0.40	$0.40	$0.40	$0.30

Segmental Information

	As of December 31,
	2016	2015	2014	2013	2012
	(in $ million)
Revenue:
Elektron	$189.0	$221.2	$230.6	$219.7	$265.3
Gas Cylinders	225.8	239.1	258.9	261.6	246.3

	$414.8	$460.3	$489.5	$481.3	$511.6

Trading profit(1):
Elektron	$23.9	$33.7	$38.9	$40.2	$52.8
Gas Cylinders	11.4	8.6	5.9	19.0	15.7

	$35.3	$42.3	$44.8	$59.2	$68.5

Consolidated Balance Sheet Data

	As of December 31,
	2016	2015	2014	2013	2012
	(in $ million)
Total assets	$391.5	$435.7	$459.8	$396.1	$390.5
Total liabilities	(249.6)	(266.0)	(284.4)	(204.4)	(241.7)

Total equity	$141.9	$169.7	$175.4	$191.7	$148.8

Cash and cash equivalents	13.6	36.9	14.6	28.4	40.2
Non-current bank and other loans	(121.0)	(131.6)	(121.4)	(63.8)	(63.5)

Net debt (non-GAAP)(10)	$(107.4)	$(94.7)	$(106.8)	$(35.4)	$(23.3)

Non-GAAP Financial Measures

	Year ended December 31,
	2016	2015	2014	2013	2012
	(in $ million)
Net revenue(9):
Elektron	$189.0	$221.2	$228.4	$211.3	$224.8
Gas Cylinders	225.8	239.1	258.9	261.6	246.3

	$414.8	$460.3	$487.3	$472.9	$471.1

Adjusted EBITDA(10):
Elektron	$35.6	$45.7	$50.1	$49.8	$61.0
Gas Cylinders	19.7	16.5	14.7	26.8	22.2

	$55.3	$62.2	$64.8	$76.6	$83.2

Adjusted net income(10)	$24.7	$29.5	$30.9	$39.8	$44.7
Adjusted net income per ordinary share(11):
Basic	$0.93	$1.10	$1.15	$1.48	$2.08
Diluted	$0.92	$1.08	$1.11	$1.42	$2.05

(1)
Trading profit is defined as operating profit or loss before profit on sale of redundant site, changes to defined benefit pension plans and restructuring and other expense. For the purposes of our divisional segmental analysis, IFRS 8 requires the use of "segment profit" performance measures that are used by our chief operating decision maker. Trading profit is the "segment profit" measure used by our chief operating decision maker for divisional segmental analysis. See "Note 2—Revenue and segmental analysis" in our consolidated financial statements included elsewhere in this Annual Report (or prior Annual Reports).

(2)
Profit on sale of redundant site

  In 2016, a profit of $2.1 million was recognized in relation to the sale of the redundant Redditch site to a company that specializes in remediating contaminated land.

(3)
Changes to defined benefit pension plans

  During 2016, we paid an insurance company to relieve us of $9.9 million of liabilities and separately offered lump sums to certain U.S. deferred pensioners, receiving $4.2 million of acceptances, the combined transactions resulting in the recognition of a settlement credit of $0.6 million.

  During the fourth quarter of 2015, following a consultation with the trustees and members, it was agreed that the Luxfer Group Pension Plan in the U.K. would close to future accrual of benefits effective from April 5, 2016, and for the purpose of increasing pensions in payment, to use the Consumer Prices Index ("CPI") as the reference index in place of the Retail Prices Index ("RPI") where applicable. As a result, in the fourth quarter of 2015, we recognized a non-cash curtailment gain of $3.3 million in respect of the closure of the plan to future accrual, and a non-cash past service gain of $14.9 million in respect of the change in expected future pension increases in payment, offset by advisory costs of $0.2 million.

  In 2013, deferred members of the U.S. pension plan were offered the option of a lump sum in respect of their benefits in the plan. This partial settlement of the pension liabilities resulted in a non-cash charge to the income statement of $1.7 million.

(4)
Restructuring and other expense

	2016	2015	2014	2013	2012
	($ millions)
Charged to Operating Profit
Rationalization of operations	(0.4)	(21.8)	(1.7)	(0.5)	(1.3)
Patent infringement litigation costs	(0.6)	(0.5)	—	—	—
Receivable impairment provision	(1.2)	—	—	—	—
I.P.O. related share based compensation charges	—	(0.1)	(0.2)	(0.5)	(0.8)
Environmental costs	—	—	(2.0)	—	—

	$(2.2)	$(22.4)	$(3.9)	$(1.0)	$(2.1)

  Rationalization of operations—In 2016, the Elektron Division incurred $0.4 million of rationalization costs (2015: $nil, 2014: $0.6 million, 2013: $0.2 million, 2012: $0.2 million) in relation to restructuring activities, while in the same period the Gas Cylinders Division incurred $nil of rationalization costs (2015: $21.8 million, 2014: $1.1 million, 2013: $0.3 million, 2012: $1.1 million) in relation to restructuring activities.

  The $21.8 million of costs incurred in the Gas Cylinders division in 2015 related to the rationalization of its Alternative Fuel ("AF") operations, including closure of two manufacturing facilities (in Germany and Utah) and a review of related assets and investments for obsolescence and impairment. The charge comprises asset write-downs of $17.7 million, redundancy costs of $2.2 million, closure costs of $1.7 million and legal costs of $0.2 million.

  Patent infringement litigation costs—In 2016, the Elektron Division incurred $0.6 million (2015: $0.5 million) of costs in relation to patent infringement litigation against a competitor.

  Receivable impairment provision—In 2016, the Elektron division incurred a $1.2 million charge on receivables in relation to an aerospace customer that entered Chapter 11 protection.

  I.P.O. related share based compensation charges—In 2016, a charge of $nil (2015: $0.1, 2014: $0.2 million, 2013: $0.5 million, 2012: $0.8 million) was recognized in the income statement under IFRS 2 in relation to share options granted as part of the initial public offering.

  Environmental costs—In 2014, the Elektron Division incurred $2.0 million of unanticipated costs relating to the discovery of low-level uranium contamination during the routine and on-going removal of sludge and remediation of an effluent pond at our U.S. MEL Chemicals plant in Flemington, New Jersey. As a result of this, we were required to undertake specific actions to with respect to the effluent material in accordance with Waste Acceptance Criteria, as set out by the New Jersey Department of Environmental Protection ("NJDEP"), before transportation and disposal of the material. The pond is now empty and closed.

(5)
Acquisitions and disposals

  In 2016, a net credit of $0.2 million was recognized in the income statement in relation to acquisition and disposal costs. A $0.5 million credit in the Elektron Division related to the remeasurement of deferred contingent consideration arising from the 2014 acquisition of Luxfer Magtech, as described below. This was offset by $0.3 million of costs incurred on a potential acquisition, which was subsequently aborted.

  In 2015, $2.0 million was charged to the income statement, of which $1.8 million related to two approaches to acquire the company. Neither of these approaches resulted in an executable offer that could be put to shareholders. The remaining $0.2 million was incurred in relation to the investment in Sub161 Pty Limited.

  In 2014, a credit of $6.3 million was recognized in the income statement in relation to the remeasurement of deferred contingent consideration arising from acquisitions. Of the $6.3 million, $4.8 million related to the Elektron Division and specifically to the acquisition of the trade and assets of Truetech Inc. and Innotech Products Limited (together "Luxfer Magtech") where an element of deferred contingent consideration was considered no longer payable due to the acquired business narrowly failing to achieve a profit trigger as of December 31, 2014. In addition $1.5 million related to the Gas Cylinders Division and specifically to the acquisition of Vexxel Composites LLC and HyPerComp Engineering Inc. ("Luxfer Utah") and a subsequent reassessment of the potential profitability of this acquisition in the light of our revised expectations for the demand of compressed natural gas ("CNG") systems following the fall in oil prices. This was offset in part by acquisition costs of $1.5 million recognized in the Elektron Division in relation to the acquisition of Luxfer Magtech, and $0.3 million of acquisition costs recognized in the Gas Cylinders Division in relation to the acquisition of Luxfer Utah.

  In 2013, a net acquisition cost of $0.1 million (2012: $0.6 million) was recognized by the Gas Cylinders Division in relation to the acquisition of Dynetek Industries Limited ("Dynetek").

(6)
Disposal costs of intellectual property

  In 2012, the Elektron Division incurred costs of $0.2 million in relation to the sale process of intellectual property in the U.S. acquired as part of the 2007 acquisition of Revere Graphics Worldwide.

(7)
Basic and diluted earnings per ordinary share

  For further information, see "Note 10—Earnings per share" to our consolidated financial statements. We calculate earnings per share in accordance with IAS 33. Basic earnings per share is calculated based on the weighted average of ordinary shares outstanding for the period presented. The weighted average of ordinary shares outstanding is calculated by time-apportioning the shares outstanding during the year. For the purpose of calculating diluted earnings per share, the weighted average of ordinary shares outstanding during the period presented has been adjusted for the dilutive effect of all share options granted to employees. In calculating the diluted weighted average of ordinary shares outstanding, there are no shares that have not been included for anti-dilution reasons.

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

(8)
Dividends declared and paid in the year

  In 2016, four interim dividends of $0.125 per share were declared, and payments took place on February 3, May 4, August 3 and November 2. In 2015, four interim dividends of $0.10 per share were declared, and payments took place on February 4, May 6, August 5, and November 4. In 2014, four interim dividends of $0.10 per share were declared, and payments took place on February 5, May 7, August 6, and November 5. In 2013, four interim dividends of $0.10 per share were declared, and payments took place on February 6, May 8, August 7, and November 6. In 2012, an interim dividend of $0.20 per share was declared and paid on August 10, 2012. A further interim dividend of $0.10 per share was declared and paid on October 25, 2012.

(9)
Net revenue

  Net revenue is defined as revenue excluding rare earth surcharges; the following table presents a reconciliation of revenue to net revenue.

	Year Ended December, 31
	2016	2015	2014	2013	2012
	(in $ million)
Revenue:
Elektron	$189.0	$221.2	$230.6	$219.7	$265.3
Gas Cylinders	225.8	239.1	258.9	261.6	246.3

	$414.8	$460.3	$489.5	$481.3	$511.6
Rare earth surcharge:
Elektron	—	—	$2.2	$8.4	$40.5
Gas Cylinders	—	—	—	—	—

	—	—	$2.2	$8.4	$40.5
Net revenue(9):
Elektron	$189.0	$221.2	$228.4	$211.3	$224.8
Gas Cylinders	225.8	239.1	258.9	261.6	246.3

	$414.8	$460.3	$487.3	$472.9	$471.1

(10)
Non-GAAP financial measures

  The following table presents a reconciliation of adjusted net income and adjusted EBITDA to net income, the most comparable IFRS measure. A reconciliation of adjusted EBITDA to trading profit on a segmental basis is included in "Note 2—Revenue and segmental analysis" in our consolidated financial statements included elsewhere in this Annual Report (or prior Annual Reports).

	Year Ended December, 31
	2016	2015	2014	2013	2012
	(in $ million)
Net income for the year	$21.9	$16.1	$29.2	$34.1	$39.5
Acquisition and disposal charges
Unwind of discount on deferred contingent consideration from acquisitions	0.4	0.4	0.3	—	—
Acquisitions and disposals	(0.2)	2.0	(4.5)	0.1	0.6
Amortization on acquired intangibles	1.0	1.4	0.6	—	—
Disposal costs of intellectual property	—	—	—	—	0.2
IAS 19R retirement benefits finance charge	2.1	3.0	2.7	3.8	3.6
Profit on sale of redundant site	(2.1)	—	—	—	—
Changes to defined benefit pension plans	(0.6)	(18.0)	—	1.7	—
Restructuring and other expense	2.2	22.4	3.9	1.0	2.1
Other share based compensation charges	1.4	1.3	1.6	1.3	—
Tax thereon	(1.4)	0.9	(2.9)	(2.2)	(1.3)

Adjusted net income	$24.7	$29.5	$30.9	$39.8	$44.7
Add back:
Tax thereon	1.4	(0.9)	2.9	2.2	1.3
Tax expense	6.0	9.5	7.1	12.6	16.0
Interest costs	6.8	7.4	6.6	6.2	6.7
Interest received	(1.2)	(0.5)	(0.5)	(0.3)	(0.2)
Depreciation and amortization	18.4	18.6	18.1	15.8	14.7
Amortization on acquired intangibles	(1.0)	(1.4)	(0.6)	—	—
Loss on disposal of property, plant and equipment	0.2	—	0.3	0.3	—

Adjusted EBITDA	$55.3	$62.2	$64.8	$76.6	$83.2

  Adjusted net income consists of net income for the period adjusted for the post tax impact of non-trading items, including certain accounting charges relating to acquisitions and disposals of businesses (comprising other income / (expense) from acquisitions and disposals of businesses, the unwind of the discount on deferred contingent consideration from acquisitions and the amortization on acquired intangibles), IAS 19R retirement benefits finance charge, profit on sale of redundant site, changes to defined benefit pension plans, restructuring and other expense and other share based compensation charges.

  Adjusted EBITDA is defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge, profit on sale of redundant site and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, changes to defined benefit pension plans, restructuring and other expense, other share based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment.

  We prepare and present adjusted net income and adjusted EBITDA to eliminate the effect of items that we do not consider indicative of our core operating performance. Management believes that adjusted net income and adjusted EBITDA are key performance indicators used by the investment community, and that the presentation of adjusted net income and adjusted EBITDA will enhance investors' understanding of our results of operations. However, adjusted net income and adjusted EBITDA should not be considered in isolation by investors as an alternative to profit for the year as an indicator of our operating performance or as a measure of our profitability. Adjusted net income and adjusted EBITDA are not measures of financial performance under IFRS, may not be indicative of historic operating results and are not meant to be predictive of potential future results. Adjusted net income and adjusted EBITDA measures presented herein may not be comparable to other similarly titled measures of other companies. While adjusted net income and adjusted EBITDA are not measures of financial performance under IFRS, adjusted net income and adjusted EBITDA presented have been computed using IFRS amounts.

  We use Net Debt as a measure of our financial leverage. We believe that investors may also find Net Debt to be helpful in evaluating our financial leverage.

(11)
Basic and diluted adjusted earnings per ordinary share

For further information, see "Note 10—Earnings per share" to our consolidated financial statements. We believe that the use of non-GAAP financial measures, such as adjusted earnings per ordinary share more closely reflects the underlying earnings per ordinary share performance and is a financial measure widely used by both investors and financial analysts of the Company's ordinary shares.

B.    Capitalization and indebtedness.

Not applicable.

C.    Reasons for the offer and use of proceeds.

Not applicable.

D.    Risk factors.

You should carefully consider the following risk factors described below, together with all of the other information in this Annual Report, including our consolidated financial statements and the related notes appearing elsewhere in this Annual Report, before investing in our American Depositary Shares ("ADSs"). The risks and uncertainties described below are those significant risk factors currently known and specific to us that we believe are relevant to an investment in our securities. If any of these risks materialize, our business, financial position or results of operations could suffer, the price of our ADSs could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or those we now deem immaterial, may also harm us and adversely affect your investment in our ADSs.

Risks Relating to Our Operations

We depend on certain end-markets, including automotive, alternative fuels, self-contained breathing apparatus, aerospace and defense, medical, and printing and paper. An economic downturn, or regulatory changes, in any of those end-markets, could reduce sales and margins on those sales.

We have significant exposures to certain key end-markets, including some end-markets that are cyclical in nature or subject to high levels of regulatory control. For example, 21% of our 2016 sales were related to automotive end-markets, 16% to the self-contained breathing apparatus ("SCBA") end-market, 19% to aerospace and defense end-markets, 8% to alternative fuel and 10% to printing and paper end-markets. Together, these five markets accounted for 74% of our 2016 revenue. Dependence of either of our divisions on certain end-markets is even more pronounced. For example, in 2016, 30% of the Elektron Division's sales were to customers in aerospace and defense end-markets which were depressed during 2016. Lower defense spending affected demand for our magnesium-based products, compounded by an outage at a defense customer's plant.

To the extent that any of these cyclical end-markets are in decline, at a low point in their economic cycle, or subject to regulatory change, sales and margins on those sales may be adversely affected. It is possible that all or most of these end-markets could be in decline at the same time, such as during a recession. Any significant reduction in sales could have a material adverse impact on our results of operations, financial position and cash flows.

Our global operations expose us to economic conditions, political risks and specific regulations in the countries in which we operate, which could have a material adverse impact on our results of operations, financial position and cash flows.

We derive our revenue and earnings from operations in many countries and are subject to risks associated with doing business internationally. We have wholly-owned operations in the U.S., the U.K., Canada, France, the Czech Republic, China and Australia; joint venture facilities in India, Japan and the U.S.; and an associate in Australia. Doing business in different countries has risks, including the potential for adverse changes in the local political, financial or regulatory climate, difficulty in staffing and managing geographically diverse operations, and the costs of complying with a variety of laws and regulations. Due to the fact we have operations in many countries, we are also liable to pay taxes in many fiscal jurisdictions. Our tax burden depends on the interpretation of local tax regulations, bilateral or multilateral international tax treaties and the administrative doctrines in each jurisdiction. Changes in these tax regulations may increase our tax burden. Moreover, the principal markets for our products are located in North America, Europe and Asia, and any financial difficulties experienced in these markets may have a material adverse impact on our businesses. For example, the maturity of some of our markets, particularly the U.S. medical oxygen cylinder market and the European fire extinguisher market, could require us to increase sales in developing regions, which may involve greater economic and political risks. We cannot provide any assurances that we will be able to expand sales in these regions. Any of these factors could have a material adverse impact on our results of operations, financial position and cash flows.

On June 23, 2016, the U.K. held a referendum in which voters approved an exit from the European Union (the "E.U.")., commonly referred to as 'Brexit'. As a result, it is expected that the British Government will commence negotiating the terms of the U.K.'s future relationship with the E.U. from early 2017, resulting in a formal exit from 2019. Although those terms are unknown, it is possible that there will be greater restrictions on imports and exports between the U.K. and other countries and increased regulatory complexity. These changes may adversely affect our operations and financial results. See also "—Changes in foreign exchange rates could reduce margins on our sales and reduce the reported revenue of our non-U.S. operations and have a material adverse effect on our results of operations."

Our operations rely on a number of large customers in certain areas of our business, and the loss of any of our major customers could negatively impact our results of operations.

If we fail to maintain our relationships with our major customers, or fail to replace lost customers, or if there is reduced demand from our customers or for products produced by our customers, such failures or reduced demand could materially reduce our sales. In addition, we could experience a reduction in sales if any of our customers fail to perform or default on any payment pursuant to our contracts with them. Long-term relationships with customers are especially important for suppliers of intermediate materials and components such as ourselves. We often work closely with customers to develop products that meet particular specifications as part of the design of a product intended for an end-user market. The bespoke nature of many of our products could make it difficult to replace lost customers. Our top 10 customers accounted for 27% of our revenue in 2016. Any significant reduction in sales or customer payment default could have an adverse material impact on our results of operations, financial position and cash flows.

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

We depend upon our larger suppliers for a significant portion of our raw materials, and a loss of one of these suppliers, or a significant supply interruption could negatively impact our financial performance.

We rely, to varying degrees, on major suppliers for some of the principal raw materials of our engineered products, including aluminum, zirconium and carbon fiber. For example, in 2016, we obtained 65% of our aluminum, the largest single raw material purchased by the Gas Cylinders Division, from Rio Tinto Alcan and its associated companies. Moreover, demand for carbon fiber is increasing, which has led to occasional periods of short supply in recent years with a number of expanding applications competing for the same supply of this specialized raw material. Our largest suppliers of carbon fiber are Toray and Grafil, a subsidiary of Mitsubishi Chemical. For additional details of some of our major suppliers, see "Item 4.B. Business Overview."

We generally purchase raw materials from suppliers on a spot basis under standard terms and conditions. In 2014, we entered into a three-year supply contract with Rio Tinto Alcan for a substantial portion of our aluminum requirements. In addition, we have in place one-year and five-year magnesium supply contracts with U.S. Magnesium for a portion of our requirements that expire in December 2017 and December 2019 respectively.

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

The primary raw material we use to manufacture gas cylinders and superformed panels is aluminum supplied in billet and sheet form. The cost of aluminum is subject to both significant short-term price fluctuations and to longer-term cyclicality as a result of international supply and demand relationships. In 2016, the London Metal Exchange ("LME") three month cost of aluminum reached a high of just below $1,800 per metric ton and a low of just below $1,450 per metric ton. The delivery premiums added by suppliers to the LME price also fluctuate, for example: the Midwest Aluminum Premium for physical supply of aluminum billet in the U.S. has historically averaged around $200 per metric ton, but in 2015 rose to a high of $535 per metric ton then fell to a low of $155 per metric ton. We have experienced significant volatility in other raw material costs in the last few years, such as primary magnesium, carbon fiber, zircon sand and rare earths. For example, starting in mid-2010, Chinese authorities greatly reduced the export quota for rare earths, which resulted in a large increase in the cost of cerium carbonate and other rare earth compounds for a number of years. See "Item 4.B. Business Overview."

Fluctuations in the costs of these raw materials could affect margins and working capital requirements in the businesses in which we use them. See "Item 5. Operating and Financial Review and Prospects." We cannot always pass on cost increases or increase our prices to offset these cost increases immediately or at all, whether because of fixed-price agreements with customers, competitive pressures that restrict our ability to pass on cost increases or increase prices, or other factors. It can be particularly difficult to pass on cost increases or increase prices in product areas such as gas cylinders, where competitors offer similar products made from alternative materials, such as steel, if those materials are not subject to the same cost increases. Higher prices necessitated by large increases in raw material costs could make our current or future products unattractive compared to competing products made from alternative materials that have not been so affected by raw material cost increases, or compared to products produced by competitors who have not incurred such large increases in their raw material costs.

If the cost of aluminum were to rise, we may not be able pass those cost increases on to our customers or manage the exposure effectively through hedging instruments. Currently we use derivative financial instruments to hedge our exposures to fluctuations in aluminum costs. Although it is our treasury policy to enter into these transactions only for hedging and not for speculative purposes, we are exposed to market risk and credit risk with respect to the use of these derivative financial instruments. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk." In addition, if we have hedged our metal position, a fall in the cost of aluminum might give rise to hedging margin calls to the detriment of our borrowing position.

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

We conduct a large portion of our commercial transactions, purchases of raw materials and sales of goods in various countries and regions, including the U.S., the U.K., continental Europe, Australia and Asia. Our manufacturing operations based in the U.S., continental Europe and Asia usually purchase raw materials and sell goods denominated in their local currency, but our manufacturing operations in the U.K. often purchase raw materials and sell products in different currencies. Changes in the relative values of currencies can decrease the profits of our subsidiaries when they incur costs in currencies that are different from the currencies in which they generate all or part of their revenue. These transaction risks principally arise as a result of purchases of raw materials in U.S. dollars, coupled with sales of products to customers in euros. This impact is most pronounced in our exports to continental Europe from the U.K. In 2016, our U.K. operations sold approximately €44.0 million of goods into the Eurozone. The announcement of the U.K. referendum decision to leave the E.U. caused significant fluctuations of currency exchange rates that resulted in the strengthening of the U.S. dollar against GBP sterling, and to a lesser extent the euro. Our policy is to hedge a portion of our net exposure to fluctuations in exchange rates with forward foreign currency exchange contracts. Therefore, we are exposed to market risk and credit risk through the use of derivative financial instruments. Moreover, any failure of hedging policies could negatively impact our profits, and thus damage our ability to fund our operations and to service our indebtedness. Until the terms of the U.K.'s future relationship with the E.U. are known, further exchange rate volatility is to be expected.

In addition to subsidiaries and joint ventures in the U.S., we have subsidiaries located in the U.K., Canada, France, the Czech Republic, China, Germany and Australia, as well as joint ventures in Japan and India, and an associate in Australia, whose revenue, costs, assets and liabilities are denominated in local currencies. As our consolidated financial statements are reported in U.S. dollars, we are exposed to fluctuations in those currencies when those amounts are translated to U.S. dollars for purposes of reporting our consolidated financial statements, which may cause declines in results of operations. The largest risk is from our operations in the U.K., which in 2016 generated operating profits of $12.2 million (though this included a one-off profit on the sale of a redundant site of $2.1 million) and sales revenue of

$114.0 million. Fluctuations in exchange rates, particularly between the U.S. dollar and GBP sterling (which has been subject to significant fluctuations, as described above), can have a material effect on our consolidated income statement and consolidated balance sheet. In 2016, movements in the average U.S. dollar exchange rate had a negative impact on revenue of $13.4 million, while in 2015; movements in the average U.S. dollar exchange rate had a negative impact on reported revenue of $24.6 million. Changes in translation exchange rates decreased net assets by $13.1 million in 2016, compared to a decrease of $8.6 million in 2015.

These foreign exchange risks could have a material adverse effect on our results of operations, financial position and cash flows. For additional information on these risks, and the historical impact on our results, see "Item 11. Quantitative and Qualitative Disclosure About Market Risk."

Our defined benefit pension plans have significant funding deficits and are exposed to market forces that could require us to make increased ongoing cash contributions in response to changes in market conditions, actuarial assumptions and investment decisions, and that could expose us to significant short-term liabilities if a wind-up trigger occurred in relation to such plans, each of which could have a material adverse impact on our results of operations and financial position.

We have defined benefit pension arrangements in the U.K., the U.S. and France. See "Note 29—Retirement benefits" of the consolidated financial statements appearing elsewhere in this Annual Report. Our largest defined benefit plan, the Luxfer Group Pension Plan, which closed to new members in 1998, remained open for accrual of future benefits based on career-average salary until April 5, 2016. However, following a consultation, it was agreed with the trustees and plan members to close the Luxfer Group Pension Plan in the U.K. to future accrual of benefits, effective from April 5, 2016. Moreover, for the purpose of increasing pensions in payment, it was agreed to use the CPI as the reference index, in place of the RPI where applicable. The Luxfer Group Pension Plan is funded according to the regulations in effect in the U.K. and, as of December 31, 2016, and December 31, 2015, had an IAS 19R accounting deficit of $54.5 million and $47.3 million, respectively. Luxfer Group Limited is the principal employer under the Luxfer Group Pension Plan, and other U.K. subsidiaries also participate under the plan. Our other defined benefit plans are less significant than the Luxfer Group Pension Plan and, as of December 31, 2016, and December 31, 2015, had aggregate IAS 19R accounting deficits of $12.0 million and $11.6 million, respectively. The largest of these additional plans is the BA Holdings, Inc. Pension Plan in the U.S., which was closed to further benefit accruals in December 2005, and merged with the much smaller Luxfer Hourly Pension Plan, effective January 1, 2016. According to the actuarial valuation of the Luxfer Group Pension Plan as of April 5, 2015, but after reflecting the reduction in liabilities from closing the plan to future accrual and changing the reference index (for the purpose of increasing pensions in payment), the Luxfer Group Pension Plan had a deficit of £32.5 million on a plan-specific basis. Should a wind-up trigger occur in relation to the Luxfer Group Pension Plan, the buy-out deficit of that plan will become due and payable by the employers. The aggregate deficit of the Luxfer Group Pension Plan on a buy-out basis was estimated at £117.0 million as of April 5, 2015. The trustees have the power to wind-up the Luxfer Group Pension Plan if they consider that in the best interests of members there is no reasonable purpose in continuing the Luxfer Group Pension Plan.

As a result of the actuarial valuation as of April 5, 2015, we are required to continue to make ongoing cash contributions, over and above normal contributions required to meet the cost of future accrual, to the Luxfer Group Pension Plan. These additional payments are intended to reduce the funding deficit. We have agreed with the trustees to a schedule of payments to reduce the deficit. This schedule has been provided to the U.K. Pensions Regulator (the "Pensions Regulator") and a response was received in 2016 stating there were no issues with the valuation methodology. The schedule of payments provides for minimum annual contributions of £3.8 million per year, together with additional variable contributions based on 15% of net earnings (in the previous calendar year) of Luxfer Holdings PLC between £12 million and £24 million, and 10% of net earnings (in the previous calendar year) of Luxfer Holdings PLC in excess of £24 million. The total contributions are not subject to an annual cap. These contribution rates are to apply until the deficit is eliminated (which is expected to take between 5 and 7 years from 2016, depending on variable contributions), but in practice the schedule will be reviewed and may be revised following the next triennial actuarial valuation. Regulatory burdens have also proven to be a significant risk, such as the U.K.'s Pension Protection Fund Levy, which was $0.4 million in 2016.

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

The Pensions Regulator may issue a contribution notice to the employers that participate in the Luxfer Group Pension Plan, or any person who is connected with, or is an associate of, these employers where the Pensions Regulator is of the opinion that the relevant person has been a party to an act, or a deliberate failure to act, which had as its main purpose (or one of its main purposes) the avoidance of pension liabilities or where such act has a materially detrimental effect on the likelihood of payment of accrued benefits under the Luxfer Group Pension Plan being received. A person holding alone or together with his or her associates, directly or indirectly, one-third or more of our voting power, could be the subject of a contribution notice. The terms "associate" and "connected person," which are taken from the Insolvency Act 1986, are widely defined and could cover our significant shareholders and others deemed to be shadow directors. If the Pensions Regulator considers that a plan employer is "insufficiently resourced" or a "service company" (which terms have statutory definitions), it may impose a financial support direction requiring such plan's employer or any member of the Group, or any person associated or connected with an employer, to put in place financial support in relation to the Luxfer Group Pension Plan. Liabilities imposed under a contribution notice or financial support direction may be up to the difference between the value of the assets of the Luxfer Group Pension Plan and the cost of buying out the benefits of members and other beneficiaries of the Luxfer Group Pension Plan. In practice, the risk of a contribution notice being imposed may restrict our ability to restructure or undertake certain corporate activities. Additional security may also need to be provided to the trustees of the Luxfer Group Pension Plan before certain corporate activities can be undertaken (such as the payment of an unusual dividend), and any additional funding of the Luxfer Group Pension Plan may have a material adverse effect on our financial position and cash flows.

Our ability to remain profitable depends on our ability to protect and enforce our intellectual property, and any failure to protect and enforce such intellectual property could have a material adverse impact on our results of operations and financial position.

We cannot ensure that we will always have the ability to protect proprietary information and our intellectual property rights. We protect our intellectual property rights (within the U.S., Europe and other countries) through various means, including patents and trade secrets. Due to the difference in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in other countries as they would in the U.S. or the U.K. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors will not infringe our patents or that we will have adequate resources to enforce our patents. In 2015, we felt it necessary to take legal action against one competitor where we believed such infringement had taken place. The legal case is still ongoing and there is no certainty such action will be successful. Our patents will only be protected for the duration of the patent. Some of our older key patents have expired, and others will expire over the next few years. As a result, our competitors may introduce products using the technology previously protected, and these products may have lower prices than our products, which may negatively affect our market share. To compete, we may need to reduce our prices for those products. Additionally, the expiry of certain of those patents has reduced, or will reduce, barriers to entry to possible competitors for certain products and end-markets. With respect to our unpatented proprietary technology, it is possible that others will independently develop the same or similar technology or obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. Nevertheless, we cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and we have registered or applied to register many of these trademarks. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks.

Any failure to maintain, protect and enforce our intellectual property or the expiry of patent protection could have a material adverse impact on our results of operations, financial position and cash flows.

Expiration or termination of our right to use certain intellectual property granted by third parties, the right of those third parties to grant the right to use the same intellectual property to our competitors, and the right of certain third parties to use certain intellectual property used as part of our business, could have a material adverse impact on our results of operations, financial position and cash flows.

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

Some of our patents may cover inventions that were conceived or first reduced to practice under, or in connection with, government contracts or other government funding agreements or grants. With respect to inventions conceived or first reduced to practice under such government funding agreements, a government may retain a non-exclusive, irrevocable, royalty-free license to practice, or have practiced for or on behalf of the relevant country, the invention throughout the world. In addition, if we fail to comply with our reporting obligations, or to adequately exploit the developed intellectual property under these government funding agreements, the relevant country may obtain additional rights to the developed intellectual property, including the right to take title to any patents related to government funded inventions or to license the same to our competitors. Furthermore, our ability to exclusively license or assign the intellectual property developed under these government funding agreements to third parties may be limited or subject to the relevant government's approval or oversight. These limitations could have a significant impact on the commercial value of the developed intellectual property.

We often enter into research and development agreements with academic institutions whereby they generally retain certain rights to the developed intellectual property. The academic institutions generally retain rights over the technology for use in non-commercial academic and research fields, including in some cases the right to license the technology to third parties for use in those fields. It is difficult to monitor and enforce such non-commercial academic and research uses, and we cannot predict whether the third party licensees would comply with the use restrictions of these licenses. We could incur substantial expenses to enforce our rights against such licensees. In addition, even though the rights that academic institutions obtain are generally limited to the non-commercial academic and research fields, they may obtain rights to commercially exploit developed intellectual property in certain instances. Under research and development agreements with academic institutions, our rights to intellectual property developed thereunder are not always certain, but instead may be in the form of an option to obtain license rights to such intellectual property. If we fail to exercise our option rights in a timely way and / or we are unable to negotiate a license agreement, the academic institution may offer a license to the developed intellectual property to third parties for commercial purposes. Any such commercial exploitation could adversely affect our competitive position and have a material adverse effect on our business.

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

Our products are highly technical in nature, and in order to maintain and improve our market position, we depend on successful research and development activity to continue to improve our existing products and develop new products. We cannot be certain that we will have sufficient research and development capability to respond to changes in the industries in which we operate. These changes could include changes in the technological environment in which we currently operate, increased demand for new products or the development of alternatives to our products. For example, the development of lighter weight steel alloys has made the use of steel in gas cylinders a more competitive alternative to aluminum than it had been previously. In addition, our superformed aluminum components compete with new high-performance composite materials developed for use in the aerospace industry. In our efforts to develop and market new products and enhancements to our existing products, we may fail to identify new product opportunities or timely bring new products to market. We may also experience delays in completing development of, enhancements to or new versions of our products and product innovations may not achieve the market penetration or price stability necessary for profitability. In addition to benefiting from our research collaboration with universities, we spent $7.6 million, $8.3 million and $10.6 million (including revenue and capital items but before funding grants received) in 2016, 2015 and 2014 respectively, on our own research and development activities. We expect to fund our future research and development expenditure requirements through operating cash flows and restricted levels of indebtedness, but if operating profit decreases, we may not be able to invest in research and development or continue to develop new products or enhancements.

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

We cannot predict our future environmental liabilities and cannot assure investors that our management is aware of every fact or circumstance regarding potential liabilities, or that the amounts provided and budgeted to address such liabilities will be adequate for all purposes. For example, in 2014, the Elektron Division incurred $2.0 million of unanticipated costs relating to the discovery of low-level uranium contamination during the routine and on-going removal of sludge and remediation of an effluent pond at our U.S. MEL Chemicals plant in Flemington, New Jersey. The pond remediation and closure ultimately was completed in 2014 at a total project cost of $4.0 million. In addition, future developments, such as changes in regulations, laws or environmental conditions, may result in reputational damage or increase environmental costs and liabilities that could have a material adverse effect on our results of operations, financial position and cash flows.

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

Certain of our operations are in highly regulated industries that require us to maintain regulatory approvals and, from time to time, obtain new regulatory approvals from various countries. This can involve substantial time and expense. In turn, higher costs of compliance reduce our cash flows from operations. For example, manufacturers of gas cylinders throughout the world must comply with high local safety and health standards and obtain regulatory approvals in the markets in which they sell their products. Furthermore, military organizations require us to comply with applicable government regulations and specifications when providing products or services to them directly or as subcontractors. In addition, we are required to comply with U.S. and other export regulations with respect to certain products and materials. The E.U. has also passed legislation governing the registration, evaluation and authorization of chemicals, known as REACH, pursuant to which we are required to register chemicals and gain authorization for the use of certain substances. In the U.S. there is similar legislation under the Toxic Substance Control Act 1976 ("TSCA"). Although we make reasonable efforts to obtain all licenses and certifications that are required by countries in which we operate, there is always a risk that we may be found not to comply with certain required procedures. This risk grows with increased complexity and variance in regulations across the globe. As regulatory schemes vary by country, we may also be subject to regulations of which we are not presently aware and could be subject to sanctions by a foreign government that could materially and adversely affect our operations in the relevant country.

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

Recently chemical companies have been in dispute with the U.S. Environmental Protection Agency ("U.S.E.P.A.") over technicalities of registering certain chemical mixed oxides and other mixtures required to be registered under the Toxic Substances Control Act 1976. Our zirconium business is involved in this dispute though has been given permission to continue selling its products while this dispute is resolved. Although we expect the matter to be resolved without any major disruption to our supply chain, there remains a risk that the dispute escalates to more formal legal proceedings.

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

Although we are working to improve our energy efficiency, our manufacturing processes and the manufacturing processes of many of our suppliers and customers are still energy-intensive and use or generate, directly or indirectly, greenhouse gases ("GHGs"). Political and scientific debates related to the effects of emissions of carbon dioxide and other greenhouse gases on the global climate are ongoing. In recent years, current regulatory programs impacting GHG emissions from large industrial plants and other sources include the E.U. Emissions Trading Scheme, the CRC Energy Efficiency Scheme in the U.K. and certain federal and state programs in the U.S., including GHG reporting and permitting rules issued by the U.S.E.P.A and the California Cap and Trade Program. Moreover, in December 2015, 195 countries participating in the United Nations Framework Convention on Climate Change, at its 21st Conference of the Parties meeting held in Paris, adopted a new global agreement on the reduction of climate change (the "Paris Agreement"). The Paris Agreement sets a goal of holding the increase in global average temperature to well below 2 degrees Celsius and pursuing efforts to limit the increase to 1.5 degrees Celsius, to be achieved by commitments by the participating countries to set emissions reduction targets, referred to as "nationally determined contributions." The Paris Agreement came into effect on November 4, 2016, after it was ratified the previous month, with the intent that emissions reductions will occur beginning in 2020 or sooner. As it is implemented, the Paris Agreement is anticipated to result in more stringent requirements relating to greenhouse gas emissions. Due to the costs of compliance and the potential impact on our energy costs, these programs and additional future legislation and regulations aimed at reducing GHG emissions could have a material adverse effect on our results of operations, financial position and cash flows.

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

Our businesses could suffer if we lose certain employees or cannot attract and retain qualified employees.

We rely upon a number of key executives and employees, particularly members of the Executive Management Board. If these and certain other employees ceased to work for us, we would lose valuable expertise and industry experience and could become less profitable. We do not carry "key-man" insurance covering the loss of any of our executives or employees. On November 4, 2016, it was announced that Brian Purves, our Chief Executive Officer, had informed our Board of Directors of his intention to retire during the course of 2017.

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

As part of our strategy, we have supplemented and may continue to supplement organic growth by acquiring companies or operations engaged in similar or complementary businesses. If the consummation of acquisitions and integration of acquired companies and businesses excessively diverts management's attention from the operations of our core businesses, operating results could suffer. Any acquisition made could be subject to a number of risks, including:

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

  ▪
  the loss of key personnel in the acquired company or business; and / or

  ▪
  a negative effect on our financial results resulting from an impairment of acquired intangible assets, the creation of provisions, or write downs.

Goodwill represents the amount of acquisition cost over the fair value of net assets we acquired in the purchase of other businesses. We review goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate the carrying amount of the asset might be impaired. We determine impairment by comparing the implied fair value of the reporting unit with the carrying amount of that reporting unit (including goodwill). If the carrying amount of the reporting unit (including goodwill) exceeds the implied fair value of that reporting unit, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in our results of operations in the periods in which they become known. As of December 31, 2016, our goodwill totaled $56.9 million. While we have recorded few impairment charges since we initially recorded the goodwill, there can be no assurance that our future evaluations of goodwill will not result in findings of impairment and related write downs.

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

Our production facilities are located in a number of different locations around the world. Any of our facilities could suffer an interruption in production, either at separate times or at the same time, because of various and unavoidable occurrences, such as severe weather events (for example, hurricanes and floods), earthquakes, casualty events (for example, explosions, fires or material equipment breakdowns), acts of terrorism, pandemic disease, labor disruptions or other events (for example, required maintenance shutdowns). For example, a severe hailstorm caused extensive damage to glazed panels at our Madison, Illinois, plant in 2012, and our operations in California are subject to risks related to earthquakes. Further disruption occurred during 2015 at our Riverside, California, facility when an electrical arc caused damage to electrical equipment which triggered a power outage at the facility. In addition, some of our products are highly flammable, and there is a risk of fire inherent in their production process. Such hazards could cause personal injury or death, serious damage to, or destruction of, property and equipment, suspension of operations, substantial damage to the environment and / or reputational harm. The risk is particularly high in the production of ultra-fine magnesium powders, which are highly flammable and explosive in certain situations. Similar disruptions in the operations of our suppliers and / or customers could materially affect our business and operations. Although we carry certain levels of business interruption insurance, the coverage on certain catastrophic events or natural disasters, including earthquakes, a failure of energy supplies and certain other events, is limited, and it is possible that the occurrence of such events may have a significant adverse impact on our results of operations, financial position and cash flows.

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

Although we devote significant resources to network security, data encryption and other measures to protect our information technology systems and data from unauthorized access or misuse, including those measures necessary to meet certain information security standards that may be required by our customers, there can be no assurance that these measures will be successful in preventing a cybersecurity incident. We also rely in part on the reliability of certain tested third parties' cybersecurity measures, including firewalls, virus solutions and backup solutions, and our business may be affected if these third-party resources are compromised.

Cybersecurity incidents may result in business disruption, the misappropriation, corruption or loss of confidential information and critical data (ours or that of third parties), reputational damage, litigation with third parties, regulatory fines, diminution in the value of our investment in research and development and data privacy issues and increased cybersecurity protection and remediation costs. As these cybersecurity threats, and government and regulatory oversight of associated risks continue to evolve, we may be required to expend additional resources to remediate, enhance or expand upon the cybersecurity protection and security measures we currently maintain. Future cybersecurity breaches, incidents or further increases in cybersecurity protection costs could have a material adverse effect on our results of operations, financial position and cash flows.

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

As of December 31, 2016, we had $90.0 million of indebtedness under our senior notes (the "Loan Notes") divided into tranches of $15.0 million, $25.0 million, $25.0 million and $25.0 million due 2018, 2021, 2023 and 2026 respectively; and $32.8 million of indebtedness under the Revolving Credit Facility. See item 5 "Operating and Financial Review and Prospects—Financing."

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

Our ability to pay regular dividends on our ordinary shares is subject to the discretion of our Board of Directors and will depend on many factors, including our results of operations, cash requirements, financial position, contractual restrictions, applicable laws and other factors, and may be limited by our structure and statutory restrictions and restrictions imposed by the Revolving Credit Facility and the Loan Notes, as well as any future agreements.

We may declare cash dividends on our ordinary shares as described in "Item 8. Financial Information." However, the payment of future dividends will be at the discretion of our Board of Directors. Any recommendation by our Board to pay dividends will depend on many factors, including our results of operations, cash requirements, financial position, contractual restrictions, applicable laws and other factors, including availability of future debt facilities. Under English law, any payment of dividends would be subject to the Companies Act 2006 of England and Wales (the "Companies Act"), which requires, among other things, that we can only pay dividends on ordinary shares out of profits available for distribution determined in accordance with the Companies Act. Additionally, any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our ADSs.

Holders of our ADSs may not have the same voting rights as holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

Holders of our ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs on an individual basis. Holders of the ADSs will instead appoint the depositary, or its nominee, as their representative to exercise voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

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

  ▪
  have a majority of the board of directors consisting of independent directors;

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

We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2017. There is a risk that we will lose our foreign private issuer status.

In the future, we would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the U.S. and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. At the last determination date, June 30, 2016, we were only marginally under the 50% hurdle. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers; these requirements would be additional to, and not in place of, those under U.K. law to prepare consolidated financial statements under IFRS and comply with U.K. corporate governance laws. Such conversion and modifications will involve additional costs, both one-off in nature on conversion and also extra ongoing costs to meet reporting in both U.S. GAAP and IFRS, which would reduce our operating profit. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, such as the ones described above, and exemptions from procedural requirements related to the solicitation of proxies. The additional costs that we would incur if we lost our foreign private issuer status could have an adverse impact on our results of operations, financial position and cash flows.

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

On April 5, 2012, President Obama signed into law the Jumpstart Our Business Startups Act (the "JOBS Act"). The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We are an "emerging growth company," as defined in the JOBS Act and, for as long as we continue to be an emerging growth company, we are permitted to rely on exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including an exemption from the requirement to comply with auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We will remain an emerging growth company up to the last day of the fifth fiscal year following October 3, 2012, the date of our I.P.O., although (i) if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31; (ii) if our annual gross revenues are $1 billion or more during any fiscal year before that time, we would cease to be an emerging growth company as of the last day of such fiscal year; and (iii) if during any three-year period before that time we issue an aggregate of over $1 billion in non-convertible debt, we would cease to be an emerging growth company upon the date of such issuance. See "—We will cease being an "emerging growth company" as defined under the JOBS Act no later than December 31, 2017".

We will cease being an "emerging growth company" as defined under the JOBS Act no later than December 31, 2017, which could result in additional expenses.

We will cease to be an "emerging growth company" no later than December 31, 2017. We will therefore no longer be able to rely on those exemptions to reporting requirements available to "emerging growth companies." As a result, we will need to comply with certain more burdensome reporting requirements. For example, we will need to comply with the independent auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act beginning with our annual report for the 2017 fiscal year. Our inability to continue to take advantage of these exemptions may place additional strain on our resources and divert our management's attention from other business concerns. Moreover, we may incur additional expenses toward ensuring compliance with the requirements applicable to non-emerging growth companies.

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

In February 2007, Luxfer Holdings PLC completed a capital reorganization, which reduced its debt burden and realigned its share capital. A key part of this reorganization was the release and cancellation of the Senior Notes due 2009 in consideration for, among other things, the issuance of a lower principal amount of new senior notes due 2012 (the "Senior Notes due 2012"). Senior noteholders, other than Luxfer Group Limited, also acquired 87% of the voting share capital of Luxfer Holdings PLC from existing shareholders with management and the employee share ownership plan ("ESOP") retaining 13% of the voting share capital.

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

In March 2014, we acquired a small composite cylinder designer and manufacturer and associated production assets in Utah. The initial cost was $3 million with a deferred contingent consideration element linked largely to the success of the operation over three years from the acquisition date and estimated at $0.9 million, net of discounting at the date of acquisition. This has provided our North American gas cylinder business with the equipment, technical know-how and facilities to manufacture advanced Type 4 (polymer-lined) composite cylinder products. We have since focused the manufacture of larger volumes of Type 4 cylinders at our main composite cylinder facility at Riverside, California. Utah has retained its specialist development services and still manufactures (smaller volume) bespoke composite pressure vessels.

On July 29, 2014, we completed the acquisition of the assets and businesses of Truetech Inc. and Innotech Products Limited following the receipt of certain required regulatory approvals. The acquired businesses produce magnesium-based flameless heating pads for self-heating meals used by the U.S. military and emergency relief agencies; an extensive line of self-heating meals, soups and beverages used by military and civilian end-users; chemical agent detection kits and chemical decontamination equipment; and seawater desalinization kits. Truetech operates a manufacturing and warehousing facility on a company-owned site in Riverhead, New York, and Innotech operates a leased manufacturing, assembly and distribution facility in Cincinnati, Ohio. The trade and businesses of these two entities have been combined within Luxfer Magtech Inc., a wholly-owned subsidiary of Luxfer Group. The acquired businesses operate as part of our Elektron Division. On closing, we paid an initial consideration of $59.3 million, and with the acquired businesses having $4 million of cash, the net cash cost was $55.3 million. There is also a deferred contingent consideration element linked to the profitability of the acquired businesses from 2014 to 2019 (payable annually from 2015 to 2020), which we have estimated to be $1.5 million net of discounting at the acquisition date.

In order to support the Luxfer Magtech business, in April 2016 we acquired a small European distributor to aid sales expansion of our own-label meal products outside the U.S.

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

We have a global presence, employing 1,816 people, including temporary staff, on average in 2016 and operating 20 manufacturing plants in the U.S., the U.K., Canada, France, the Czech Republic and China. We also have joint ventures in Japan, India, and the U.S., and an associate in Australia. In 2016, our total revenue was $414.8 million, net income was $21.9 million and our adjusted EBITDA was $55.3 million See "Item 3A. Selected Financial Data" for the definition of adjusted EBITDA and reconciliations to profit for the year. In 2016, we manufactured and sold approximately 13,600 metric tons of our magnesium products, approximately 2,500 metric tons of our zirconium products (excluding water weight as sold as a solution) and approximately 1.8 million gas cylinders. For a breakdown of our total revenue in 2016, 2015 and 2014 by geographic origin, see "Note 2—Revenue and segmental analysis" to our consolidated financial statements included in this Annual Report.

Our company is organized into two reporting divisions, Elektron and Gas Cylinders, which represented 46% and 54%, respectively, of our total revenue and 68% and 32%, respectively, of our total trading profit in 2016.

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

  ▪
  Magnesium products for biomedical applications, including powders for the pharmaceutical industry, lightweight alloys used in orthopedic devices and our exclusive, bioresorbable SynerMag® alloy for use in body applications, such as a cardiovascular stent.

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
  Seawater desalinization kits.

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

  ▪
  Zirconium materials being developed for use in biomedical applications, including knee and hip replacements, as well as dental crowns and implants.

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

Environmental:    We believe many Luxfer products serve a growing need to improve and safeguard the environment, including our zirconium-based products that clean up automotive and industrial exhausts, purify drinking water, remove heavy metals from wastewater and capture carbon dioxide; our lightweight magnesium alloys used in fuel-efficient aerospace and automotive designs; our lightweight, high-pressure carbon composite alternative fuel ("AF") cylinders that contain clean-burning compressed natural gas; and our specialized cylinders that contain high-purity calibration gases used for environmental monitoring.

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

Our Strengths

Market-leading positions.    We believe that all our main brands, Magnesium Elektron, MEL Chemicals, Luxfer Gas Cylinders and Superform, are market leaders, and we strive to achieve best-in-class performance and premium-price positions. We believe that we are the leading manufacturer in the Western world of high-performance magnesium alloys, powders, plates and rolled sheets used in aerospace, defense and photo-engraving industries. We believe that we are a leading developer and manufacturer of specialty zirconium compounds for use in catalytic, ceramic and sorbent applications, such as in the market for washcoats of catalytic converters in gasoline-powered vehicles. In addition, we believe that we are (i) the most global manufacturer of high-pressure aluminum and composite gas cylinders; (ii) a leading global supplier of cylinders for medical gases, fire extinguishers and breathing apparatuses; and (iii) the largest manufacturer by volume of portable high-pressure aluminum and composite cylinders in the world. Drawing on our expertise in the metallurgy of aluminum, we invented our Superform superplastic-forming process, and we believe that we are the largest independent supplier of superformed aluminum components in the Western world.

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

Diversified blue chip customer base with long-standing relationships.    We have developed and seek to maintain and grow our long-term, diverse customer base of global leaders. We put the customer at the heart of our strategy, and we have long-standing relationships with many of our customers, including global leaders in our key markets. Our businesses have cultivated a number of these relationships over the course of many decades. The diversity and breadth of our customer base also mitigates reliance on any one customer. In 2016, our 10 largest customers represented 27% of our total revenue. In 2016, our 10 largest customers for the Elektron Division represented 30% of its revenue, and our 10 largest customers for the Gas Cylinders Division represented 45% of its revenue.

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

Our Business Divisions

We are organized into two reporting divisions, Elektron and Gas Cylinders. The following table illustrates the revenue, trading profit and adjusted EBITDA of each division in 2016, 2015 and 2014.

	Year Ended December 31, 2016
	Revenue		Trading Profit(1)		Adjusted EBITDA(2)
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	(in $ million)	(%)	(in $ million)	(%)	(in $ million)	(%)
Elektron	$189.0	45.6%	$23.9	67.7%	$35.6	64.4%
Gas Cylinders	225.8	54.4%	11.4	32.3%	19.7	35.6%

	Year Ended December 31, 2015
	Revenue		Trading Profit(1)		Adjusted EBITDA(2)
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	(in $ million)	(%)	(in $ million)	(%)	(in $ million)	(%)
Elektron	$221.2	48.1%	$33.7	79.7%	$45.7	73.5%
Gas Cylinders	239.1	51.9%	8.6	20.3%	16.5	26.5%

	Year Ended December 31, 2014
	Revenue		Trading Profit(1)		Adjusted EBITDA(2)
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	(in $ million)	(%)	(in $ million)	(%)	(in $ million)	(%)
Elektron	$230.6	47.1%	$38.9	86.8%	$50.1	77.3%
Gas Cylinders	258.9	52.9%	5.9	13.2%	14.7	22.7%

(1)
Trading profit is defined as operating profit or loss before profit on sale of redundant site, changes to defined benefit pension plans and restructuring and other expense. For the purposes of our divisional segmental analysis, IFRS 8 requires the use of "segment profit" performance measures that are used by our chief operating decision maker. Trading profit is the "segment profit" measure used by our chief operating decision maker for divisional segmental analysis. See "Note 2—Revenue and segmental analysis" in our consolidated financial statements included elsewhere in this Annual Report.

(2)
Adjusted EBITDA is defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charges and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, changes to defined benefit pension plans, restructuring and other expense, other share-based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment. See footnote (8) of Item 3.A. ("Selected financial data") of this Annual Report for a reconciliation to net income.

Elektron Division

Our Elektron Division sells products under two brands: Magnesium Elektron and MEL Chemicals. The Elektron Division represented 45.6% of our total revenue and 67.7% of our trading profit in 2016. The table below provides a summary of products, applications and principal markets and illustrative customers and end-users within each brand in the Elektron Division.

Products	Application / principal markets supplied	Illustrative customers and end-users
Magnesium Elektron:
Magnesium alloys	Aerospace, oil and gas and specialist automotive	United Technologies, Fansteel-Wellman, Boeing, Lockheed Martin
Magnesium powders	Defense (infrared countermeasure flares, illumination devices, tracer rounds)	Esterline Defense Technologies, Chemring
Fabricated products, recycling, sheets and plate	Automotive Photo-engraving	Volkswagen, BMW American Greetings
Magnesium flameless heating pads and self-heating meals and beverages	Self-heating meals for military troops and emergency-relief agencies	U.S. Armed Forces, Sopakco, Wornick, AmeriQual, FEMA, Homeland Security, Red Cross
Chemical detection and decontamination kits	Detection and decontamination kits for military troops and emergency relief agencies	U.S. Armed Forces, State and Municipal EMA First Responders
MEL Chemicals:
Zirconium compounds	Automotive (catalytic converters)	Umicore, Johnson Matthey, BASF, Sud Chemie, Dinex
	Electro-ceramics (oxygen sensors, capacitors, microwave relays)	Bosch, EPCOS, Imerys
	Engineering ceramics	Ask-HiTech
	Aerospace ceramics	Oerlikon Metco
	Chemical synthesis	BASF
	Fuel cells	SOFC Power
	Refinery catalysis	UOP (Honeywell)
	Reflective coatings	3M

The principal geographic markets for the Elektron Division are North America and Europe, and the 2016 percentage of revenue by geographic destination and geographic origin and by key end-markets is shown below:

Elektron Division—Revenue by Geographic Destination
2016

Geographic Region	Percentage of Elektron Revenue
North America	60%
European Community, excluding U.K.	24%
Asia Pacific	10%
U.K.	3%
South and Central America	1%
Other Europe	1%
Africa	1%

Elektron Division—Revenue by Geographic Origin
2016

Geographic Region	Percentage of Elektron Revenue
North America	64%
U.K.	28%
Other Europe	8%

 Elektron Division—End-market Sales Analysis
2016

End-market	Percentage of Elektron Revenue
Environmental:
Aerospace—Lightweight materials	14%
Automotive—Catalysis	12%
Automotive—Lightweight materials	10%
Specialty chemicals	8%

Environmental Total	44%

Healthcare Total	2%

Protection:
Defense	11%
Countermeasures	6%
Emergency and survival	2%
Ceramics	1%

Protection Total	20%

Specialty:
Graphic arts	21%
Industrial	9%
Chemicals	2%
Electronics	2%

Specialty Total	34%

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

Our Elektron®43 alloy demonstrated its excellent resistance to ignition when it became the first magnesium alloy to pass new, rigorous flammability testing conducted by the U.S. Federal Aviation Administration (the "FAA"). Consequently, in June 2013, the FAA stated that it would allow magnesium alloys in aircraft seats as long as certain requirements were met, including passing the FAA-developed flammability test, which was added to the "Materials Fire Test Handbook" in October 2014. This became a key reference for aircraft seat manufacturers. While working with the FAA, Magnesium Elektron was simultaneously working with SAE International, a leading engineering association that many years ago banned the use of magnesium in airline seats (reference: SAE AS8049B). In May 2014, SAE International submitted new technical findings to support removal of the ban, followed in August 2015 by a newly revised standard, AS8049C, which includes wording that now allows the use of magnesium alloys that meet criteria specified in the FAA fire test handbook. Since our patented Elektron®43 and Elektron®21 alloys meet these demanding performance requirements, seat manufacturers in Europe and North America continue actively to evaluate Elektron®43 due to the significant weight saving the alloy offers in aircraft seat construction. Seat manufacturers have been exhibiting prototype seats, which have been built utilizing our alloys in their construction, and one manufacturer has commercialized a seat for use in a low volume aerospace application. Recently we have commercialized two new alloys, SynerMag®, for use in bioresorbable cardio stents and SoluMag®, a dissolvable alloy for use in the oil and gas industry.

We believe that Magnesium Elektron is the largest manufacturer of atomized magnesium powders in the world. Our magnesium powder facilities have been manufacturing ground magnesium powders since 1941 and atomized powders since 1966.

Our growth strategy for Magnesium Elektron is to build on the strength of our brand and worldwide reputation for developing and producing high-performance magnesium alloys. This includes maintaining an ongoing focus on developing value-added products that leverage our extensive knowledge in magnesium metallurgy for a number of specialty markets, including aerospace, defense, oil and gas, medical, high-end graphic arts and consumer packaging. Although we ultimately sell tangible products, we believe our customers place significant value on our technical know-how and ability to help them effectively utilize our materials in their products. Our strategy is to patent new materials, as well as processes used to make them, whenever possible. We may also charge a royalty fee for the use of some materials (for example, in medical applications).

We expanded in 2014 by acquiring the assets and businesses of Truetech Inc. and Innotech Products Limited on July 29, 2014. We combined the acquired trade and businesses within Luxfer Magtech Inc., a wholly-owned subsidiary of Luxfer Group. Luxfer Magtech produces magnesium-based flameless heating pads for self-heating meals used by the U.S. military and emergency relief agencies; an extensive line of self-heating meals, soups and beverages used by military and civilian end-users; chemical agent detection kits and chemical decontamination equipment; and seawater desalinization kits. This product portfolio complements existing Elektron Division expertise in designing magnesium alloys and adsorbent zirconium chemicals. During 2016, we purchased a small European distributor to aid sales expansion of our own-label self-heating meals products outside of the U.S.

Magnesium Elektron serves a wide range of customers globally and has close, collaborative relationships with its customers. The top ten customers for magnesium products accounted for 24% of Elektron Division revenue in 2016. Our largest Magnesium Elektron customer accounted for 4% of divisional revenue in 2016.

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

  MEL Chemicals

We believe that our MEL Chemicals business is a leader in the manufacture of specialty zirconium compounds. Chemically derived MEL zirconium products are more versatile, pure and suitable for demanding applications than thermally derived products or natural zirconia, and our products consequently command significantly higher value-added premiums. Sold in powder and solution forms, these products are used in a broad range of applications, including wash coats for catalytic converters that remove noxious gases in gasoline vehicles, electronics, structural and functional ceramics, paper production, chemical catalysis, solid-oxide fuel cells and water purification. Our zirconium products are key components in products ranging from automotive catalytic converters to microwave telecommunications to back-lighting technology found in mobile phones. MEL Chemicals operates two main manufacturing facilities, in Swinton, England, and in Flemington, New Jersey. We also have a joint venture with Nippon Light Metal in Japan that is primarily devoted to research and analysis.

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

With a leading position in the zirconium compounds market, MEL Chemicals has established itself over a number of years as an approved supplier to a number of blue-chip customers. These relationships have, in turn, facilitated the sharing of technical knowledge to develop new products and applications. The top 10 customers for zirconium products accounted for 19% of the Elektron Division's revenue in 2016. Our largest zirconium customer accounted for 4% of divisional revenue in 2016.

MEL Chemicals has experienced significant competition in simple zirconium compounds from Chinese suppliers, either directly or through the availability of low-cost Chinese zirconium stock used by specialty competitors. Markets with relatively low technological needs, such as lead-replacement products for paint drying, now offer lower margins due to aggressive pricing by Chinese suppliers. Rather than compete in such lower margin markets, we have shifted our focus to more advanced markets that require our advanced technologies and know-how, which we use to develop customized products that meet the specific needs of our customers. We have a limited number of direct competitors in our chosen specialized markets that require complex chemical compounds with advanced catalytic, electrical and ceramic properties. In these markets, we compete primarily with Daiichi Kigenso Kagaku Kogyo of Japan, Solvay of France, Neo Performance Materials of the U.S. and Tosoh of Japan.

Gas Cylinders Division

Our Gas Cylinders Division sells products under two core brands: Luxfer Gas Cylinders and Superform. This division represented 54.4% of our total revenue and 32.3% of our trading profit in 2016. The table below shows products, applications, principal markets and illustrative customers and end-users within each brand.

Products	Application / principal markets supplied	Illustrative customers and end-users
Luxfer Gas Cylinders:
High-pressure aluminum and composite gas-containment cylinders and systems	Firefighter breathing apparatus	Scott Safety (Johnson Controls), MSA, Honeywell
	Alternative fuels	Agility, Creative Bus, MAN
	Bulk gas transportation	GTM Technologies
	Specialty gases	Linde, Air Liquide, Airgas
	Medical	Linde, Air Products
	Fire extinguisher	Ansul (Johnson Controls), Chubb / Kidde (UTC)
	Beverage	Coca-Cola, Pepsi
	Scuba	XS Scuba
	Inflation (aerospace)	Goodrich (UTC)
Superform:
Superplastically-formed aluminum, titanium and magnesium products	Aerospace	Exelis, Boeing, Bombardier, Honda, Spirit, UTC Aerospace, Honeywell, Embraer, Short Brothers Plc (Bombardier), BAE Systems, GKN Aerospace.
	Automotive	Aston Martin, Morgan, Bentley (VW), Ferrari S.P.A., Chrysler / FnG, McLaren Automotive
	Medical	Siemens, Varian
	Rail	Bombardier, Kinki Sharyo, Hitachi, LUL.

The principal geographic markets for the Gas Cylinders Division are the U.S., Europe and Asia Pacific, and the percentage of 2016 sales revenue by geographic destination, geographic origin and end-markets is shown below:

Gas Cylinders Division—Revenue by Geographic Destination
2016

Geographic Region	Percentage of Gas Cylinders Revenue
North America	51%
European Community, excluding U.K.	20%
Asia Pacific	13%
U.K.	12%
South and Central America	3%
Other Europe	1%

Gas Cylinders Division—Revenue by Geographic Origin
2016

Geographic Region	Percentage of Gas Cylinders Revenue
North America	61%
U.K.	27%
Other Europe	10%
Asia Pacific	2%

 Gas Cylinders Division—End-market Sales Analysis
2016

End-market	Percentage of Gas Cylinders Revenue
Environmental:
Alternative fuels	15%
Aerospace—Lightweight materials	7%
Automotive—Lightweight materials	7%
Rail—Lightweight materials	2%

Environmental Total	31%

Healthcare:
Oxygen	10%
Medical equipment	1%

Healthcare Total	11%

Protection:
SCBA	29%
Fire	8%
Defense	2%
Scuba	2%

Protection Total	41%

Specialty:
Industrial gases	10%
Other	7%

Specialty Total	17%

Divisional and geographical information relating to revenue is disclosed in Note 2, "Revenue and segmental analysis" of the consolidated financial statements, attached to this Annual Report.

  Luxfer Gas Cylinders

Luxfer Gas Cylinders manufactured and sold approximately 1.8 million cylinders in 2016, and we believe that we remain the largest global manufacturer of portable high-pressure aluminum and composite cylinders. The business achieved its leadership position through a long history of innovation and a commitment to setting a leading worldwide standard in product specifications and customer service. In 2016, we manufactured gas cylinders at six manufacturing facilities: two in the U.S. and one each in the U.K., France, Canada and China. In 2009, we established a presence in India through a 51% interest in a joint venture with a local business partner based in New Delhi. In 2012, we established a 49% joint venture with a business partner in the U.S. that specialized in CNG transportation and storage; the joint venture commenced trading in 2013. Most of our Luxfer Gas Cylinders manufacturing facilities also maintain sales and distribution facilities. We have an established sales, distribution and service center in Australia. During 2015, we acquired a 26.4% stake in an existing customer as part of its recapitalization.

Historically, overall growth in the Luxfer Gas Cylinders business has been driven by inherent benefits of aluminum over steel for high-pressure cylinders. In 2016, sales of aluminum cylinders accounted for approximately 33% of divisional revenue. Although steel was the first material used for the containment of high-pressure gas, aluminum cylinders have the following recognized benefits:

  ▪
  Aluminum cylinders are up to 40% lighter in weight than steel cylinders.

  ▪
  Non-corroding and non-reactive aluminum cylinders are ideal for maintaining the purity of many specialty gases used in critical manufacturing and laboratory applications.

  ▪
  Considered by many to be more cosmetically attractive than steel, aluminum cylinders are desirable for fire extinguishers, medical and scuba applications.

  ▪
  Non-magnetic cylinders may be safely used near diagnostic medical equipment containing powerful magnets.

Luxfer Gas Cylinders is also a leading supplier of carbon composite cylinders, including thin-walled, aluminum-lined cylinders fully wrapped with aerospace-grade carbon fiber. Luxfer developed both the world's highest-pressure and lightest-weight composite life-support cylinders. In 2016, sales of composite cylinders accounted for approximately 46% of Gas Cylinders Division revenue. Over the last decade, our composite cylinder business has enjoyed higher growth rates and stronger margins than our aluminum cylinder business. We believe demand for carbon composite cylinders will continue to grow, driven by the following benefits when compared to aluminum and steel cylinders:

  ▪
  Carbon composite cylinders are about one-third the weight of comparable steel cylinders.

  ▪
  High strength-to-weight ratio enables increased pressure to be used for the same size cylinder, thereby increasing cylinder volume capacity.

Demand for composite cylinders has been driven in part by increased usage in the emergency services sector, which prefers lighter weight, higher-pressure cylinders for life-support applications. The use of carbon composite cylinders to contain CNG has also grown over the past decade. We make cylinders and systems for AF vehicles and for storage and transportation of bulk CNG and we also specialize in cylinders and valves for hydrogen fuel-cell vehicles. Our research shows further growth opportunities in composite cylinders and associated new specialty products, such as our patented SmartFlow™ valve-regulator, used in our Advanced Oxygen System which received full CE certification in November 2016.

Luxfer Gas Cylinders has a very broad customer base, both geographically and by number. In total, the top 10 customers accounted for 47% of Gas Cylinders Division revenue in 2016, and the largest customer accounted for 13% of its revenue. Customers in medical, SCBA and fire extinguisher markets tend to be highly concentrated since there are relatively few end-user distributors. Within the SCBA market, we have achieved a very high level of market penetration by providing composite cylinders to the three major suppliers to the North American market: MSA, Scott Safety (Johnson Controls) and Sperian (Honeywell).

Due to our strong worldwide distribution network, we believe that Luxfer Gas Cylinders is the most global manufacturer of high-pressure aluminum and composite gas cylinders. Luxfer had specialized in Type 3 (aluminum-lined) composite cylinders for a number of years, but in 2014, we introduced a new line of Luxfer-designed Type 4 (polymer-lined) cylinders for the AF market.

In recent years, the high-pressure gas cylinder market has undergone some consolidation. Worthington Industries, originally a steel cylinder competitor in the U.S. and Europe, has over the past decade purchased composite cylinder manufacturers that compete directly with Luxfer Gas Cylinders. Other competitors include Catalina Cylinders, an aluminum cylinder manufacturer in the U.S.; Faber, a steel cylinder manufacturer in Italy; and MES Cylinders, an aluminum cylinder manufacturer based in Turkey. In the AF sector, our main competitor is the Norwegian-owned Hexagon Composites, which produces Type 4 composite cylinders for CNG containment. Agility Fuel Solutions and Quantum Fuel Systems also make Type 4 composite cylinders and fuel systems for CNG vehicles. In September 2012, Luxfer purchased Dynetek Industries, a specialty manufacturer of Type 3 AF cylinders and systems, with plants in Canada and Germany. In March 2014, Luxfer acquired a small composite cylinder designer and manufacturer in Utah, including a facility purpose-built for the manufacture of Type 4 cylinders.

In Asia, the market for aluminum cylinders is less developed, and larger competitors predominantly offer steel products. These include Everest Kanto Cylinder, based in India, and Beijing Tianhai Industry, based in China. However, the use of composite cylinders is growing in the Asia Pacific region, and several competitors are now also manufacturing composite cylinders.

  Superform

Superform developed a superplastic-forming process that uses customized tooling and controlled heat and air pressure applied to special aluminum, magnesium or titanium alloy sheets to elongate and form them into complex, bespoke shapes. These lightweight components are principally used in automotive, aerospace, medical, rail transportation and architectural end-markets. Although these products currently represent a relatively small niche market, we believe that Superform, which has operations in England and the U.S., is the largest independent supplier of such components in the Western world. In 2016, Superform sales accounted for approximately 16% of Gas Cylinders Division revenue.

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

In 2016, we continued to develop new manufacturing processes and high-strength materials to form parts at faster speeds and also to form titanium parts. Complementary value-added processes have been added to enhance our customer offering. These new innovations are targeted at widening the sales potential of our technology.

Due to the fact that Superform invented the superplastic-forming process, direct competition with our technology is limited. Competition mainly comes from alternative technologies, such as cold pressing (which Superform is investing in), hydroforming and composite technologies, including those using carbon fiber. Hydroforming is a specialized type of die forming that uses a high-pressure hydraulic fluid to press material into a die at room temperature. A sheet of aluminum is placed inside a negative mold shaped like the desired end product; hydraulic pumps then inject fluid at very high pressure, forcing a metal sheet into the mold. The process is slower than cold pressing, and tooling costs are generally higher than for superforming.

Competitors include KTK in China, Magna International in Ireland, EBP in Sweden, Fontana in Italy and Verbom in Canada. Boeing, which purchased a license from Superform in 1998, has in-house aluminum superplastic-forming capability.

Luxfer Group—Our Key End-Markets

Environmental (37% of 2016 revenue)

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

Area of Focus	Product	End-market Drivers
Alternative fuels	▪ Alternative fuel cylinders ▪ Exhaust catalysts ▪ CO2 capture ▪ Bulk gas transportation cylinders	▪ "Clean air" initiatives ▪ Abundance of natural gas ▪ Favorable tax treatment ▪ Increasing CNG filling infrastructure
Environmental catalysts (cleaning of exhaust emissions)	▪ Zirconium compounds with specific properties used in auto-catalysis washcoats	▪ Emissions legislation generally ▪ Application of tighter regulations on diesel engines in U.S. and Europe ▪ Cost effective for vehicle manufacturers as they reduce the use of precious metals
Specialty / high-end automotive	▪ Superformed complex body panels, doors and trunk assemblies and other high strength components ▪ Magnesium extrusions

▪

Fuel efficiency for a given level of performance

▪

Increased flexibility to vehicle designers in terms of shape and strength

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

Healthcare (7% of 2016 revenue)

We have a long history in the healthcare end-market, and we see this as a major area of opportunity for new product technologies. We believe that we offer the world's most comprehensive range of high-pressure cylinders for containment of medical gases, including specialized composite cylinders popular in emergency medical services and for use by ambulatory oxygen users. Our materials are also being used in medical treatments and are present in various kinds of medical equipment, including MRI scanners. Recently launched innovations, include our lightweight AOS™ ("Advanced Oxygen System") medical oxygen delivery system featuring our L7X® higher-strength aluminum alloy and carbon composite cylinders integrated with our patented SmartFlow™ valve-regulator technology. We have also developed SynerMag®, a bioresorbable magnesium alloy used for vascular intervention and skeletal repairs, and our zirconium MELsorb® materials, being developed as active ingredients in dialysis media and enterosorbents.

Area of Focus	Product	End-market Drivers
Medical gases	▪ Portable aluminum and composite cylinders ▪ Medical oxygen delivery system ▪ Portable oxygen concentrators

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

Protection (31% of 2016 revenue)

We offer a number of products used to protect individuals and property. Principal factors driving growth in this end-market include increasing societal expectations regarding protection of individuals and armed forces personnel, tightening health and safety regulations and the significant cost of investing in and replacing technologically advanced military property. We manufacture ultra-lightweight breathing-air cylinders that lighten the load on emergency services personnel working in dangerous environments, miniature cylinders for use in personal escape sets, aluminum cylinders for fire extinguishers and lightweight composite cylinders used to inflate aircraft emergency escape slides and life rafts. Our ultra-fine atomized magnesium powder is a principal ingredient in countermeasure flares that protect aircraft from heat-seeking missiles. We also manufacture a range of chemical agent detection and decontamination products used by both the military and civilian agencies. We are also developing lightweight magnesium alloy armor plates for use in composite armor systems for personnel carriers and patrol vehicles.

Area of Focus	Product	End-market Drivers
Life-support breathing apparatus	▪ Composite cylinders used in SCBA

▪

Increased awareness of importance of properly equipping firefighting services post 9/11

▪

Demand for lightweight products to upgrade from heavy all-metal cylinders

▪

Periodic upgrade of new U.S. National Institute for Occupational Safety and Health (NIOSH) standards and natural replacement cycles

▪

Asian and European fire services looking to adopt more modern SCBA equipment

Fire protection	▪ Cylinders (carbon-dioxide-filled fire extinguishers)	▪ New commercial buildings ▪ Cylinder replacement during annual servicing
Countermeasures	▪ Ultra-fine magnesium powders for flares used in the protection of aircraft from attack by heat-seeking missiles	▪ Use in combat and training ▪ Maintenance of countermeasures reserves (shelf-life restrictions)
Military vehicles	▪ Elektron® magnesium alloys in cast, rolled, and extruded form	▪ Maintaining high level of protection while reducing weight to improve maneuverability and fuel economy
Military personnel and emergency relief agencies	▪ Self-heating meals used for military troops and emergency-relief agencies ▪ Chemical detection and chemical decontamination kits	▪ Ensuring protection and well-being for military personnel and victims of natural disasters ▪ Use in combat and training and in response to terrorist activities

Specialty (25% of 2016 revenue)

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

Area of Focus	Product	End-market Drivers
Specialty industrial gases	▪ Inert-interior aluminum cylinders for high-purity gases	▪ Semiconductor and electronics industries ▪ Pharmaceutical industry ▪ Specialized laboratory requirements ▪ Oil exploration
Graphic arts	▪ Photo-engraving plates	▪ Luxury packaging as part of marketing high-end products
Leisure activities	▪ Cylinders for scuba diving, car and boat racing	▪ Leisure time ▪ Growth of middle class in emerging markets
General engineering	▪ Magnesium billets, sheets, coil, tooling plates ▪ Zirconium ceramic compounds for hard working components	▪ Economic growth ▪ Need for components to operate in more extreme environments for longer periods, such as underground or in the ocean

Suppliers and Raw Materials

Elektron Division

Key raw materials used by our Elektron Division are magnesium, zircon sand and rare earths.

The world market for magnesium is around 1 million metric tons per year. China provides about 70% of the world supply. Western primary production is, however, significant, from U.S. magnesium based in the U.S., Dead Sea magnesium based in Israel, RIMA Industrial based in Brazil and two smelters in Russia. We purchase approximately half of our magnesium needs from China. We use only U.S.-sourced materials for our products sold to the U.S. military, for which U.S. and Canadian sourcing is mandatory. In 2014, we entered a five-year magnesium supply contract to support contracts with U.S. military countermeasure flare manufacturers, and we continue each year to agree one-year contracts with various suppliers.

We purchase zircon sand, which is found in heavy-minerals sand, titanium dioxide and other products. Global production of zircon is estimated at approximately 1.6 million metric tons. We source premium-grade zircon sand from Rio Tinto in South Africa and Iluka in Australia. We also purchase intermediate zirconium chemicals from suppliers in China. The level of our purchases of intermediate zirconium products, as compared to our direct processing of zircon sand, is based on a number of factors, including the required properties and relative market prices.

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

Gas Cylinders Division

The largest single raw material purchased by the Gas Cylinders Division is aluminum. In 2016, we purchased 72% of our aluminum from Rio Tinto Alcan and its associated companies, and aluminum represented 33% of the division's raw material costs in 2016.

Since 2005, the price of aluminum has been somewhat volatile. While we pass on most price movements to our customers, sometimes through contractual cost-sharing formulas, doing so can be more difficult or time consuming with our higher-value products. Consequently, we have historically hedged a portion of our exposure to fluctuations in aluminum pricing.

As a means of hedging against aluminum price increases, we use LME derivative contracts. As of December 31, 2016, such contracts covered approximately 60% of our estimated primary aluminum needs for the following 12 months. We source aluminum sheet used by our Superform operations from a number of different suppliers and distributors. We even manufacture some highly specialized aluminum sheet in-house, using Elektron Division equipment designed for casting and rolling magnesium sheet.

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

In view of their long history of industrial use, some of our facilities have areas of soil and water contamination that require or are anticipated to require investigation or remediation, including:

Magnesium Elektron, Swinton, England.    A dedicated landfill has been adjacent to our Swinton plant (near Manchester) for more than 60 years. Following a review, we decided to close the landfill and ship our continuing waste to commercial landfills off-site. A detailed closure plan for the landfill was approved in June 2011 with the U.K. Environment Agency as the relevant regulator. The remediation process has progressed well although work slowed during 2016 due to inclement weather. The main work around capping the landfill has been completed and the final 'making good' of the site (laying topsoil and seeding) is now expected to be completed mid-2017. We have accrued a further $0.3 million which we estimate to be the cost to complete the closure, which is to be undertaken by an independent third party specialist contractor.

MEL Chemicals, Swinton, England.    In 1998, MEL Chemicals identified radioactive scale in mineral buildup that was contaminating pipes, valves and tanks in a redundant ion-exchange plant. The zircon sand used by the operation contains low-level, naturally occurring radioactive material, which had concentrated in the scale. The ion-exchange plant has been assessed, and a disposal route for the contaminated pipes and valves has been identified. We have been advised that leaving the tanks in situ is a safe and suitable option with the building used for storage being isolated, clearly quarantined and declared off-limits to site personnel. The U.K. Environment Agency has been made aware of this and has confirmed that it does not have any objections to this proposal. We do not expect there to be any health or safety risks as long as the building remains sealed.

MEL Chemicals, Flemington, New Jersey.    We have requested permission to close a disused settling pond at this location and as a pre-condition to this closure, a program of remediation work to remove small amounts of contaminated soil and return the area to commercial land condition has been proposed to the NJDEP. Pursuant to the Industrial Site Recovery Act, we are pursuing an agreement with the previous owners to share in remediation costs. In respect of this matter we have accrued $0.4 million.

MEL Chemicals, Flemington, New Jersey.    We have been investigating the presence of dissolved salts in groundwater adjacent to our plant to determine whether it was caused by activity on our site. At this point, we believe that most of the salts are naturally occurring, emanating from the local type of ground rock, and our consultants have submitted a report to the NJDEP for acceptance.

Luxfer Magtech, Riverhead, New York.    This site contains a small, redundant laboratory once used for testing chemical decontamination products. It is currently sealed, but as part of our acquisition due diligence, we determined to have the facility professionally removed and cleansed. During 2016, the expected work began and we expect to carry out the remaining work in 2017. As of December 31, 2016, the remaining provision in respect of this matter was $0.1 million.

Redditch, England.    In 2000, civil works carried out at the BA Tubes plant in Redditch led to the discovery of significant sub-soil contamination. Further investigation suggested that two large trichloroethylene spillages had occurred before we owned the business. Over several years we have been implementing a long-term improvement plan at the site in line with an action plan for voluntary remediation that we presented to the U.K. Environment Agency. Since 2008, there has been no industrial activity on the Redditch site. On March 11, 2016, we sold our redundant Redditch site to a company that specializes in remediating contaminated land. The sale was with passage of statutory liability for environmental issues to the purchaser, but our protection from future liabilities will depend in part on a pre-arranged insurance policy that comes into force when the on-site remediation is complete. We are monitoring progress of the on-site remediation, which is expected to be completed in 2017. As of December 31, 2016, we are still holding a provision of $0.3 million to cover potential future costs. If the company that has purchased the land fails to complete the removal of the on-site contamination, under English law, the U.K. Environment Agency would look to us to, at minimum, continue our containment activities, and/or complete the on-site source remediation.

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

We have made and will continue to make expenditures related to environmental compliance. In 2014, we spent $5.1 million on environmental remediation which included $4.0 million on the removal of sludge and clean-up of related contamination from a large pond at our Flemington, New Jersey facility, which is now completed. In each of 2015 and 2016 we spent $0.3 million on environmental remediation.

We estimate that our expenditures on general environmental matters could be approximately $0.4 million in 2017. These expenditures include finalizing the closure of the Swinton landfill and completing the decommissioning of the laboratory in Riverhead, New York. The exact timing of these expenditures is still uncertain, and they may be delayed, reducing the expenditures in 2017 and pushing work into 2018 and later years. Since the magnitude of environmental problems often becomes clearer as remediation is under way, the actual cost of such remediation could be higher than our estimate. The nature of the cost is also difficult to fully ascertain, and we may capitalize some costs because the remediation work enhances the value of the land we own.

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

Environmental Management Systems.    Following the completion of the Management Buy-in, we retained independent environmental consultants RPS to design and implement an Environmental Management System ("EMS") for the purpose of monitoring and taking remedial action in respect of issues identified in the course of the acquisition due diligence. This work led to the adoption of a corporate environmental policy and the development of an EMS manual used by all facilities acquired at that time. Subsequent to the original Management Buy-in, all acquired facilities have been the subject of appropriate environmental due diligence.

On all sites, we continued during 2016 to take a proactive approach to environmental issues, and we completed a number of projects to reduce potential environmental impacts of issues identified in previous base-line reviews. We intend to certify all our larger sites as ISO 14001-compliant. As of December 31, 2016, 14 out of 20 sites had achieved this objective, with one newly-compliant plant in Canada, but the closure of the previously compliant German operation.

We report the proportion of our sales that comes from ISO 14001-compliant sites as a non-financial KPI. The figure for 2016 is 92%, which is 4% higher than in 2015 (88%).

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

C.    Organizational structure.

The following is a list of Luxfer Holdings PLC subsidiaries:

Name of company	Country of incorporation	Proportion of ownership interest
BA Holdings, Inc.*	U.S.	100%
Biggleswick Limited*	England and Wales	100%
Luxfer Group Services Limited*	England and Wales	100%
LGL 1996 Limited*	England and Wales	100%
BAL 1996 Limited*	England and Wales	100%
Hart Metals, Inc.*	U.S.	100%
Lumina Trustee Limited(1)	England and Wales	100%
Luxfer Australia Pty Limited*	Australia	100%
Luxfer Gas Cylinders Limited*	England and Wales	100%
Luxfer Gas Cylinders China Holdings Limited*	England and Wales	100%
Luxfer Gas Cylinders (Shanghai) Co., Limited*	Republic of China	100%
Luxfer Group Limited	England and Wales	100%
Luxfer Group 2000 Limited	England and Wales	100%
Luxfer, Inc.*	U.S.	100%
Luxfer Overseas Holdings Limited*	England and Wales	100%
Magnesium Elektron Limited*	England and Wales	100%
MEL Chemicals, Inc.*	U.S.	100%
Magnesium Elektron North America, Inc.*	U.S.	100%
Magnesium Elektron CZ s.r.o.*	Czech Republic	100%
MEL Chemicals China Limited*	England and Wales	100%
Niagara Metallurgical Products Limited*	Canada	100%
Reade Manufacturing, Inc.*	U.S.	100%
Luxfer Gas Cylinders S.A.S.*	France	100%
Luxfer Canada Limited*	Canada	100%
Luxfer Germany GmbH*	Germany	100%
Luxfer Utah LLC*	U.S.	100%
HyPerComp Engineering Inc.*	U.S.	100%
Luxfer Magtech Inc.*	U.S.	100%
Luxfer Magtech International Limited*	England and Wales	100%

Other Investments:

Name of company	Country of incorporation	Proportion of voting rights and shares held
Nikkei-MEL Co Limited*	Japan	50%
Luxfer Uttam India Private Limited*	India	51%
Dynetek Cylinders India Private Ltd*	India	49%
Dynetek Korea Co Limited*	South Korea	49%
Luxfer Holdings NA, LLC*	U.S.	49%
Sub161 Pty Limited*	Australia	26.4%

Subsidiary undertakings are all held by the Company unless indicated.

*
Held by a subsidiary undertaking.

(1)
Acts as bare trustee in connection with the 2007 share capital reorganization.

D.    Property, plants and equipment.

In 2016, we operated from 20 manufacturing plants in the U.K., U.S., France, Czech Republic, Canada and China. We also had joint ventures in Japan, South Korea, India and the U.S. Our headquarters are located in Salford, England. Our manufacturing plants for our operations, as of December 31, 2016, are shown in the table below:

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

We also have locations in Australia, England and Italy that are involved in sales and distribution but not in manufacturing, as well as our headquarters in Salford, England. Our headquarters office, which we hold under a short-term lease, is approximately 5,500 square feet.

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

Item 5.    Operating and Financial Review and Prospects

The following discussion of our financial position and results of operations should be read in conjunction with Item 3.A "Selected Financial Data", our consolidated financial statements and accompanying notes appearing elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

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

Overview

We are a global materials technology company specializing in the design, manufacture and supply of high-performance materials, components and high-pressure gas-containment devices for healthcare, environmental, protection and specialty end-markets. Our company is organized into two reporting divisions, Elektron and Gas Cylinders, which represented 45.6% and 54.4%, respectively, of our total revenue in 2016. Our Elektron Division focuses on specialty materials based primarily on magnesium, zirconium and rare earths. We sell our products through two brands, Magnesium Elektron and MEL Chemicals. Our Gas Cylinders Division manufactures and markets specialized products using aluminum, magnesium, carbon composites and steel. We sell our products through two brands, Luxfer Gas Cylinders and Superform. For a description of our products, see Item 4.B "Business Overview." Our customers include both end-users of our products and manufacturers that incorporate our products into their finished goods.

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

Exchange rates

As a result of our international operations, we are subject to risks associated with fluctuations among different foreign currencies. This affects our consolidated financial statements and results of operations in various ways:

  ▪
  As part of our consolidation each period, we translate the financial statements of those entities in our group that have functional currencies other than U.S. dollars into U.S. dollars at the period-end exchange rates (in the case of the balance sheet amounts) and the average exchange rates for the period (in the case of income statement and cash flow amounts). The translated values in respect of each entity fluctuate over time with the movement of the exchange rate for the entity's functional currency against the U.S. dollar. We refer to this as the currency translation risk;

  ▪
  Our operating subsidiaries make purchases and sales denominated in a number of currencies, including currencies other than their respective functional currencies. To the extent that an entity makes purchases in a currency that appreciates against its functional currency, its cost basis expressed in its functional currency will increase (or decrease if the other currency depreciates against its functional currency). Similarly, for sales in a currency other than the entity's functional currency, its revenues will increase to the extent that the other currency appreciates against the entity's functional currency and decrease to the extent that the currency depreciates against the entity's functional currency. These movements can have a material effect on the gross profit margin of the entity concerned and on our consolidated gross profit margin. We refer to this as the currency transaction risk;

  ▪
  After a purchase or sale is completed, the currency transaction risk continues to affect foreign currency accounts payable and accounts receivable on the books of those entities that made purchases or sales in a foreign currency. These entities are required to remeasure these balances at market exchange rates at the end of each period; and

  ▪
  To mitigate our exposure to currency transaction risk, we operate a policy of hedging all contracted commitments in foreign currency, and we also hedge a substantial portion of non-contracted forecast currency receipts and payments for up to 18 months forward.

On June 23, 2016, the U.K. held a referendum in which voters approved an exit from the E.U., commonly referred to as "Brexit". As a result it is expected that the British government will commence negotiating the terms of the U.K.'s future relationship with the E.U. from early 2017, resulting in a formal exit in 2019. The result of the referendum caused significant fluctuations of currency exchange rates that resulted in the weakening of GBP sterling against the U.S. dollar and, to a lesser extent, the euro. As we have a strong presence in the U.K. this has resulted in an immediate negative foreign exchange translation impact. Provided, however, that GBP sterling remains weak, we anticipate a potential transactional benefit once pre-existing hedges run off.

In 2016, we sold €44.9 million from the U.K. into the Eurozone, and despite the fact that GBP sterling has recently weakened against the euro, we are unable to take full advantage of this due to hedges being taken out during 2015 and the first half of 2016 at less favorable exchange rates (these hedges currently cover approximately 60% of 2017 forecast sales in euros). The Gas Cylinders Division, selling mainly aluminum cylinders priced in euros, is more affected than Elektron. Exports from U.S. business units, largely of composite cylinders, into Europe tend to be priced in U.S. dollars, as most of the competition also prices in dollars. For more information on the effect of currency movement on our results of operations, and how we use foreign currency exchange derivative contracts to hedge this risk, see "Item 11. Quantitative and Qualitative Disclosure About Market Risk—Effect of Currency Movement on Results of Operations." We evaluate our results of operations on both an as-reported basis and a constant translation exchange rate basis. The constant translation exchange rate presentation is a non-GAAP measure, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations, consistent with how we evaluate our performance. We calculate constant translation exchange rate percentages by converting our prior-period local currency financial results using the current-period foreign currency exchange rates and comparing these adjusted amounts to our current period reported results. This calculation may differ from similarly-titled measures used by others and, accordingly, the constant translation exchange rate presentation is not meant to be a substitution for recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation.

Demand in end-markets

Our sales are driven by demand in the major end-markets for our products, which are environmental technologies, healthcare technologies, protection technologies and specialty technologies.

  ▪
  Healthcare:  We have a long history in the healthcare end-market, and we see this as a major area for the introduction of new technologies. These include lightweight aluminum and composite cylinders for containment of medical and laboratory gases; magnesium powders for pharmaceutical products; magnesium materials for lightweight orthopedic devices; specialized magnesium alloys for cardiovascular stents and implants; zirconium-based absorbent materials for pharmaceuticals and zirconium-based ceramic materials for dental implants and joint repair.

  ▪
  Environmental:  We believe many Luxfer products serve a growing need to improve and safeguard the environment, including our zirconium-based products that clean up automotive and industrial exhausts, purify drinking water, remove heavy metals from wastewater and absorb noxious elements from air; our lightweight magnesium alloys used in fuel-efficient aerospace and automotive designs; our lightweight, high-pressure carbon composite AF cylinders that contain clean-burning compressed natural gas; and our specialized cylinders that contain high-purity calibration gases used for environmental monitoring.

  ▪
  Protection:  Luxfer offers a number of products that address principal factors driving growth in this market, such as tightening health and safety regulations and increasing societal expectations regarding the protection of people during conflicts and emergencies. Such products, include magnesium powders for countermeasure flares that defend aircraft against heat-seeking missile attack, life-support cylinders for firefighters and other emergency-service personnel, inflation cylinders for aircraft escape slides and life rafts, fire extinguisher cylinders, and chemical agent detection and decontamination products.

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

Product development

Part of our strategy is to increase our focus on high-performance value-added product lines and markets, and every year we make a major investment in product development. Often in collaboration with universities and our customers, we have developed a steady stream of new products in recent years. In the near-term, we plan to focus on maximizing the potential of the following products that we have already introduced into the market: large AF cylinders for CNG and hydrogen; industrial catalysts and biomedical applications using our zirconia-based materials; L7X® higher-pressure medical oxygen cylinders; superplastic magnesium and titanium sheet-based components; extruded magnesium alloy shapes; and absorbable magnesium alloys for medical applications and soluble magnesium alloys for the oil and gas industry.

Global operations

We are a global company with operations and customers around the world. In 2016, our sales to Europe (including the U.K.), North America and the rest of the world accounted for 31%, 55% and 14% of our revenues respectively. Changes in global economic conditions have impacted, and will continue to impact, demand for our products. Further, our geographic diversity exposes us to a range of risks, such as compliance with different regulatory and legal regimes, exchange controls and regional economic conditions. For more information about potential risks we face, see Item 3.D. "Risk factors—Risks Relating to Our Operations—Our global operations expose us to economic conditions, political risks and specific regulations in the countries in which we operate, which could have a material adverse impact on our results of operations, financial position and cash flows."

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

Operating efficiency

Our management seeks to improve long-term profitability and operating efficiencies to maintain our competitive position. These efforts include identifying operations with costs disproportionate to related revenues, especially operations with significant fixed costs that could negatively impact gross profit margin. In the past few years, we have taken more aggressive rationalization measures. Initiatives have included automation projects, employee redundancy exercises and undertaking temporary and permanent facility closings. Total charges for rationalization were $0.4 million, $21.8 million and $1.7 million in 2016, 2015 and 2014 respectively.

Retirement benefit arrangements

We operate defined benefit arrangements in the U.K., the U.S. and France. Funding levels are determined by periodic actuarial valuations. Further, we also operate defined contribution plans in the U.K., the U.S. and Australia. Assets of the plans are generally held in separate trustee administered funds. We incur costs related to these retirement benefit arrangements, which can vary from year to year depending on various factors such as interest rates, valuations, regulatory burdens, life expectancy and investment returns. Total charges we incurred for all retirement benefit arrangements were $7.0 million, $8.9 million and $9.3 million in 2016, 2015 and 2014, respectively.

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

Cost of sales

Our cost of sales primarily consists of a complex set of materials, energy, water and steam, direct shop-floor labor costs, supervisory management costs at our manufacturing facilities, engineering and maintenance costs, depreciation of property, plant and equipment, factory rents, security costs, property taxes and factory consumables, including machinery oils and protective equipment for employees. For a description of raw materials we use, see "Key Factors Affecting Our Results—Raw material costs" and Item 4.B "Business Overview—Suppliers and Raw Materials."

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

Restructuring and other income / (expense)

Our restructuring and other income / (expense) primarily consist of items of income and expense, which, because of their infrequent nature, merit separate presentation. In the past, these expenses have included costs related to redundancies, restructuring of manufacturing operations, demolition and environmental remediation, among others.

Other income / (expense)

Other income / (expense) consists of costs related to corporate finance activities, including business acquisitions, disposals such as the sale of intellectual property and financing income and costs. Our finance costs consist of interest costs representing amounts accrued and paid on the outstanding balances under our indebtedness.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB and the accounting policies that we use are set out under the heading "Note 1—Accounting policies" to our consolidated financial statements. In applying these policies, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as well as our results of operations. The actual outcome could differ from these estimates. Some of these policies require a high level of judgment, either because they are especially subjective or complex. We believe that the most critical accounting policies and significant areas of judgment and estimation are with respect to impairment of goodwill, intangible assets and property, plant and equipment, retirement benefits, deferred income taxes, inventories obsolescence and write down and measurement of contingent consideration.

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

For intangible assets other than goodwill, and property, plant and equipment, we assess whether there is any indication that an asset may be impaired at each balance sheet date or more frequently if events or changes in circumstances indicate the carrying amount of the asset might be impaired. If such an indication exists, we estimate the recoverable amount of the asset and charge any impairment directly to the income statement.

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

Further analysis was performed to assess whether the remaining goodwill, intangible assets and property, plant and equipment in our consolidated balance sheet were impaired as of December 31, 2016, and it was concluded that no impairment had taken place, based on the commercial information available and applying an average discount rate of 10.4% across the group, which represents an estimate.

Post-employment benefits

We account for the pension costs relating to our retirement plans under IAS 19R "Employee Benefits." In applying IAS 19R, we have recognized actuarial gains and losses in full through reserves. In all cases, the pension costs are assessed in accordance with the advice of independent qualified actuaries, but require the exercise of significant judgment in relation to assumptions for future salary and pension increases, long-term price inflation and investment returns. The most sensitive assumption is the long-term discount rate used to discount the net retirement benefit obligation.

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

A.    Operating results.

Results of Operations for the Years Ended December 31, 2016, 2015 and 2014

The table below summarizes our consolidated results of operations for the years ended December 31, 2016, 2015 and 2014, both in U.S. dollars and as a percentage of total revenue. For more detailed segment information, see "Note 2—Revenue and segmental analysis" to our consolidated financial statements included elsewhere in this Annual Report.

	Year Ended December 31,
	2016		2015		2014
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in $ million)	(%)	(in $ million)	(%)	(in $ million)	(%)
Revenue	$414.8	100.0%	$460.3	100.0%	$489.5	100.0%
Cost of sales	(321.4)	(77.5)%	(356.3)	(77.4)%	(376.6)	(76.9)%

Gross profit	93.4	22.5%	104.0	22.6%	112.9	23.1%
Distribution costs	(7.8)	(1.9)%	(7.9)	(1.7)%	(8.1)	(1.7)%
Administrative expenses	(50.8)	(12.2)%	(52.6)	(11.4)%	(59.7)	(12.2)%
Share of results of joint ventures and associates	0.5	0.1%	(1.2)	(0.3)%	(0.3)	(0.1)%

Trading profit(1)	$35.3	8.5%	$42.3	9.2%	$44.8	9.1%
Profit on sale of redundant site(2)	2.1	0.5%	—	—	—	—
Changes to defined benefit pension plans(2)	0.6	0.1%	18.0	3.9%	—	—
Restructuring and other expense(2)	(2.2)	(0.5)%	(22.4)	(4.9)%	(3.9)	(0.8)%

Operating profit	$35.8	8.6%	$37.9	8.2%	$40.9	8.3%
Other income / (expense):
Acquisition and disposal costs(2)	0.2	0.1%	(2.0)	(0.4)%	4.5	0.9%
Finance income:
Interest received	1.2	0.3%	0.5	0.1%	0.5	0.1%
Finance costs:
Interest costs	(6.8)	(1.6)%	(7.4)	(1.6)%	(6.6)	(1.3)%
IAS 19R retirement benefits finance charge	(2.1)	(0.5)%	(3.0)	(0.6)%	(2.7)	(0.6)%
Unwind of discount on deferred contingent consideration from acquisitions	(0.4)	(0.1)%	(0.4)	(0.1)%	(0.3)	(0.1)%

Total finance costs:	(9.3)	(2.2)%	(10.8)	(2.3)%	(9.6)	(2.0)%

Profit on operations before taxation	$27.9	6.7%	$25.6	5.6%	$36.3	7.3%
Tax expense	(6.0)	(1.5)%	(9.5)	(2.1)%	(7.1)	(1.4)%

Net income for the year	$21.9	5.3%	$16.1	3.5%	$29.2	5.9%

Non-GAAP measures:
Adjusted EBITDA(3)	$55.3	13.3%	$62.2	13.5%	$64.8	13.2%

Adjusted net income for the year(4)	$24.7	6.0%	$29.5	6.4%	$30.9	6.3%

(1)
Trading profit is defined as operating profit or loss before profit on sale of redundant site, changes to defined benefit pension plans and restructuring and other expense. For the purposes of our divisional segmental analysis, IFRS 8 requires the use of "segment profit" performance measures that is used by our chief operating decision maker. Trading profit is the "segment profit" measure used by our chief operating decision maker for divisional segmental analysis. See "Note 2—Revenue and segmental analysis" in our consolidated financial statements included elsewhere in this Annual Report.

(2)
For further information, see footnote (2) of Item 3.A. ("Selected financial data") of this Annual Report.

(3)
Adjusted EBITDA is a non-GAAP financial measure and is defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charges and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, profit on sale of redundant site, changes to defined benefit pension plans, restructuring and other expense, other share based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment. See footnote (8) of Item 3.A. ("Selected financial data") of this Annual Report for a reconciliation to net income.

(4)
Adjusted net income is a non-GAAP financial measure and consists of net income adjusted for the post-tax impact of non-trading items, including IAS 19R retirement benefits finance charge, certain accounting charges relating to acquisitions and disposals of businesses (comprising other income / (expense) from acquisitions and disposals of businesses, the unwind of the discount on deferred contingent consideration from acquisitions and the amortization on acquired intangibles), changes to defined benefit pension plans, profit on sale of redundant site, restructuring and other expense, and other share based compensation charges. See footnote (8) of Item 3.A. ("Selected financial data") of this Annual Report for a reconciliation to net income.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue.    Our revenue from continuing operations was $414.8 million in 2016, a decrease of $45.5 million from $460.3 million in 2015. Compared to 2015, revenue reflected a $13.4 million loss from less-favorable average translation exchange rates. Thus, underlying revenue, net of exchange rate translation, fell by $32.1 million. Reasons for the revenue change are discussed in detail by division, but in general, there were lower sales of our automotive materials for catalysis and magnesium recycling services, along with lower sales of U.S. defense-related magnesium products following cuts to U.S. defense spending. Whilst medical cylinder demand was depressed we did achieve higher sales in the AF market, which is still subdued by the low oil price and following on from the launch of our SoluMag® alloy in 2015, sales of that have continued to improve throughout 2016.

Analysis of revenue variances from 2015 to 2016 for continuing operations

	Elektron	Gas Cylinders	Group
	(in $ million)
2015 revenue—as reported under IFRS	$221.2	$239.1	$460.3
FX translation impact—on non-U.S. operating results	(6.5)	(6.9)	(13.4)

2015 revenue—adjusted for FX translation	$214.7	$232.2	$446.9
Trading variances for underlying operations—2016 v 2015	(25.7)	(6.4)	(32.1)
2016 revenue—as reported under IFRS	$189.0	$225.8	$414.8

The above table shows the change in each division's revenue between 2016 and 2015. It separates the impact of changes in average exchange rates on non-U.S. operations when translated into U.S. dollar consolidated results and any trading variances which have been noted. The following discussion provides an explanation of our changes in revenue by division.

  Elektron Division

Elektron Division revenue in 2016 was $189.0 million compared to $221.2 million in 2015. Exchange rate translation differences were adverse by $6.5 million, and underlying revenue was $25.7 million, or 12.0%, lower than 2015.

Revenue was lower in the Division primarily due to reduced sales of automotive catalysis materials, currently in transition to a new generation of technology, and a reduction in lower-margin magnesium recycling services. In the second half of the year, sales of U.S. defense-related magnesium products were depressed reflecting budgetary pressure on U.S. defense spending. Revenue, however, from European high-performance aerospace alloys and industrial catalysis chemical products increased, as did sales of our new SoluMag® alloy. Photo-engraving revenue was impacted by de-stocking at distributors in the latter part of the year, as we made a transition to selling direct to certain customers instead of through distributors. This action will enable us to better support major customers and take cost out of the supply chain.

  Gas Cylinders Division

Gas Cylinders Division revenue was lower at $225.8 million compared to £239.1 million in 2015. Exchange rate translation differences were adverse by $6.9 million, and underlying revenue was $6.4 million, or 2.8% lower than 2015.

Revenue was lower in the Division largely due to depressed medical cylinder demand, in part due to our customers reassigning stocks of cylinders between regions rather than buying new cylinders. On a positive note, the AF business continued to perform well with year-on-year growth and sales of industrial cylinders were also up.

Superform sales were down slightly on 2015 due to lower forming sales as existing contracts expire, but tooling sales on new long-term contracts have increased as a result of the new business won with Ferrari and other prestige car manufacturers.

  Luxfer Group

Cost of sales.    Our cost of sales was $321.4 million in 2016, a decrease of $34.9 million from $356.3 million in 2015. Excluding an exchange rate translation gain of $10.3 million on cost of sales of non-U.S. operations, our cost of sales at constant translation exchange rates decreased by $24.6 million, or 7.1%, from 2015.

Gross profit.    Gross profit was $93.4 million in 2016, a decrease of $10.6 million from $104.0 million in 2015 resulting mainly due to weaker exchange rates (as compared to the dollar, our presentation currency), coupled with decreased sales. The gross margin percentage fell marginally to 22.5%, compared with 22.6% in 2015.

Distribution costs.    Distribution costs were $7.8 million in 2016, a decrease of $0.1 million from $7.9 million in 2015. There was an exchange rate translation gain on distribution costs from non-U.S. operations of $0.5 million, and the underlying movement in distribution costs at constant translation exchange rates was an increase of $0.4 million, or 5.4%, reflecting increased levels of exports from the U.K. to the U.S., which more than offset the lower sales activity in 2016.

Administrative expenses.    Our administrative expenses were $50.8 million in 2016, a decrease of $1.8 million, or 3.4%, from $52.6 million in 2015. There was an exchange rate translation gain on administrative expenses from our non-U.S. operations of $2.1 million, with a small underlying increase due to rising underlying costs.

Share of results of joint ventures and associates.    We have a number of joint venture operations and an associate, the most active being in India and the U.S. The joint ventures have been accounted for using the equity method, as the partners have a contractual agreement that establishes joint control over the economic activities of the entities. In 2016, a profit of $0.5 million was attributable to joint ventures and associates, compared to a loss of $1.2 million in 2015. We also received interest income from the U.S. joint venture in 2016 and 2015 of $0.3 million, which under IFRS would be recognized below operating and trading profit. When calculating net profits after tax for the joint venture, this would also need to be included.

Operating and trading profit.    Our operating profit was $35.8 million in 2016, a decrease of $2.1 million, or 5.5%, from $37.9 million in 2015. Our trading profit was $35.3 million in 2016, a decrease of $7.0 million, or 16.5%, from $42.3 million in 2015.

Analysis of trading profit and operating profit variances from 2015 to 2016 for continuing operations

	Elektron Trading Profit	Gas Cylinders Trading Profit	Group Trading Profit	Profit on sale of redundant site	Changes to Defined Benefit Pension Plans	Restructuring and Other Expense	Group Operating Profit
	(in $ million)
2015—as reported under IFRS	$33.7	$8.6	$42.3	—	$18.0	$(22.4)	$37.9
FX translation impact—on non-U.S. operating results	(0.7)	0.2	(0.5)	—	(2.9)	1.2	(2.2)

2015—adjusted for FX translation	33.0	8.8	41.8	—	15.1	(21.2)	35.7
Trading variances for underlying operations—2015 v 2016	(9.1)	2.6	(6.5)	2.1	(14.5)	19.0	0.1

2016—as reported under IFRS	$23.9	$11.4	$35.3	$2.1	$0.6	$(2.2)	$35.8

The above table shows the change in each division's trading profit, the Group trading profit and the Group operating profit between 2015 and 2016. The table also provides a reconciliation of the Group trading profit to the Group operating profit. The table separates the impact of changes in average exchange rates on non-U.S. operations when translated into U.S. dollar consolidated results.

Translating our non-U.S. operations into U.S. dollars resulted in an exchange rate translation loss of $0.5 million in our trading profit and $2.2 million loss in operating profit in 2016. The results were also negatively impacted by less favorable transaction exchange rates, which reduced trading and operating profit by $0.3 million. At constant exchange rates, our trading profit decreased by $6.2 million, or 14.9%, and our operating profit increased by $0.4 million, or 1.1%, in 2016.

Trading profit in the Elektron Division was $23.9 million in 2016, a decrease of £9.8 million, or 29.1%, from $33.7 million in 2015. Translating our non-U.S. operations into U.S. dollars resulted in an exchange rate translation loss of $0.7 million in the Elektron Division's trading profit in 2016. Trading profit variances in the Elektron Division were adverse by $9.1 million, or 27.6%, compared to 2015. Trading profit in the Gas Cylinders Division was $11.4 million in 2016, an increase of $2.8 million, or 32.6%, from $8.6 million in 2015. Translating our non-U.S. operations into U.S. dollars resulted in an exchange rate translation gain of $0.2 million in the Gas Cylinders Division's trading profit in 2016. Gas Cylinders Division's trading variances were favorable by $2.6 million, or 29.5%. These trading variances are explained by division in more detail below. The fall in sales volumes and changes in the mix of sales, reduced trading profit by $13.4 million in the year.

In addition to the exchange rate and sales variances, we had a number of cost changes that together increased trading profit by a net $7.2 million in 2016. The main reasons for these changes were as follows:

  ▪
  Other trading variances net of price changes benefited the Group by $5.7 million.

  ▪
  Employment and other costs decreased by $1.5 million in 2016, driven by initiatives across the Group to reduce fixed costs.

Operating profit was also impacted by several other non-trading items as follows:

  ▪
  In 2016, the redundant site at Redditch was sold to a company that specializes in remediating contaminated land, realizing a profit of $2.1million.

  ▪
  During 2016, a net credit of $0.6million was recognized following the sale of $10.0 million of U.S. deferred pensioner liabilities to an insurer, and lump sum payments of $4.9 million offered to certain U.S. deferred pensioners.

  ▪
  The restructuring and other expense charge decreased from $22.4 million in 2015 to $2.2 million in 2016. The charge in 2015 was higher primarily due to restructuring activity in the Gas Cylinders Division implemented to eliminate trading losses caused by the downturn in the CNG-AF market following the oil price collapse in 2015.

The segment trading profit results by division are explained in more detail below:

  Elektron Division

Elektron Division trading profit of $23.9 million in 2016 was a decrease of $9.8 million from $33.7 million in 2015. Changes in exchange rates used to translate divisional trading profit into U.S. dollars led to a $0.7 million translation loss in 2016. Favorable transaction rates increased profits by $1.8 million, and trading profit at constant translation exchange rates therefore decreased by $10.9 million, or 31.3%.

The reduction in trading profit for the Elektron Division was primarily due to the challenges faced in the magnesium business highlighted above. However, zirconium has held up well during the transition in autocatalysis technologies, with trading profit being flat compared to the prior year, helped by the progress in chemical catalysis.

There was an adverse variance of $11.0 million from 2015 due to changes in sales volumes and mix across the division and other trading variances net of price changes were adverse by $0.4 million as a result of reduced selling prices on our zirconium products, net of reduced raw material costs. Employment and other costs decreased by a net $0.5 million, driven by cost-saving activities initiated in 2016.

  Gas Cylinders Division

Gas Cylinders Division trading profit of $11.4 million in 2016 was an increase of $2.8 million from $8.6 million in 2015. Changes in exchange rates used to translate divisional trading profit into U.S. dollars led to a $0.2 million translation gain in 2016. Less-favorable transaction rates reduced profits by $2.1 million. Trading profit at constant exchange rates therefore increased by $4.7 million or 70.1%.

Sales of aluminum cylinders fell across all markets, other than industrial, while composite cylinder unit sales increased. Volume and sales mix variances had a total negative impact of $2.4 million compared to 2015, although material costs and sales prices offset this, being favorable by $6.1 million.

Savings of $1.0 million in employment and other costs were achieved in 2016 through a reduction of administrative headcount and various efficiency improvement projects.

  Luxfer Group

Profit on sale of redundant site.    In 2016, a profit of $2.1 million has been recognized in relation to the sale of the redundant Redditch site to a company that specializes in remediating contaminated land.

Changes to defined benefit pension plans.    During 2016, we recognized a settlement credit of $0.6 million in respect of the U.S. defined benefit pension plan, see above for further details.

In 2015, due to the closure of the U.K. defined benefit pension plan to future accrual, and a move to CPI from RPI, for the purpose of increasing pensions in payment, we recognized a credit to the income statement of $18.0 million. This credit consisted of a non-cash curtailment gain of $3.3 million in respect of the closure of the plan to future accrual and a non-cash past service gain of $14.9 million in respect of the change in expected future pension increases in payment, offset by advisory costs of $0.2 million.

Restructuring and other income / (expense).    In 2016, $2.2 million was charged to restructuring and other expense (2015: $22.4 million). We incurred rationalization costs of $0.4 million in the Elektron Division, in addition to $0.6 million of costs related to patent infringement litigation against a competitor. There was also a charge of $1.2 million in respect of a receivable impairment provision recognized in relation to an aerospace customer entering Chapter 11 protection.

In 2015, we incurred rationalization costs of $21.8 million in the Gas Cylinders Division as we continued to restructure the division following the downturn in the AF market. In addition, we incurred $0.5 million of costs in the Elektron Division related to patent infringement litigation against a competitor. There was also a charge of $0.1 million to the income statement under IFRS 2 related to share options granted as part of the I.P.O.

Net acquisition and disposal costs.    In 2016, we incurred a non-operating credit of $0.2 million compared to a $2.0 million charge in 2015. There was a $0.5 million credit related to the remeasurement of deferred contingent consideration arising from acquisitions, more specifically the acquisition of Luxfer Magtech in the Elektron Division, where an element of the deferred contingent consideration was no longer payable due to the acquired business failing to achieve a profit trigger as of December 31, 2016, offset by a $0.3 million charge in relation to aborted acquisition costs.

Of the charge in 2015, $1.8 million related to two approaches to acquire the company. Neither of these approaches resulted in an executable offer that could be put to shareholders. The balance of $0.2 million was incurred in connection with our investment in Sub161 Pty Limited. In 2014, we incurred $1.5 million of costs for the acquisition of Luxfer Magtech (attributable to the Elektron Division) and $0.3 million for the acquisition of Luxfer Utah (attributable to the Gas Cylinders Division). In 2014, a credit of $6.3 million was recognized in the income statement in relation to the remeasurement of deferred contingent consideration arising from acquisitions. Of the $6.3 million, $4.8 million related to the Elektron Division and $1.5 million related to the Gas Cylinders Division.

Finance income—interest received.    Interest received was $1.2 million in 2016, up from $0.5 million in 2015. Interest received in 2016 included $0.3 million in respect of funding provided to our U.S. joint venture Luxfer-GTM Technologies (equal to $0.3 million in 2015) and $0.2 million generated by placing surplus cash on short-term deposit (equal to $0.2 million in 2015). There was also a $0.7 million exchange gain on the loan to Luxfer-GTM Technologies.

Finance costs—interest costs.    We incurred $6.8 million of interest costs in 2016, down from $7.4 million in 2015. Costs were lower as a result of the refinancing exercise during the year. The finance costs we incurred in 2016 included $6.3 million of interest payable on our current financing facilities and $0.5 million of amortization relating to finance costs.

The finance costs we incurred in 2015 included $6.5 million of interest payable on our current financing facilities and $0.9 million of amortization relating to finance costs.

Finance costs—IAS 19R retirement benefits finance charge.    The charge under IAS 19R in relation to our retirement benefit deficits was $2.1 million in 2016, a decrease from $3.0 million in 2015, as a result of the deficit being lower for the majority of 2016 than it was for 2015.

Finance costs—unwind of discount on deferred contingent consideration from acquisitions.    In 2016, there was a $0.4 million charge in relation to the unwind of discount on the deferred contingent consideration that arose from the acquisitions of Luxfer Utah and Luxfer Magtech in 2014, ($0.4 million in 2015).

Taxation.    In 2016, our tax expense was $6.0 million on profit before tax of $27.9 million. The statutory effective tax rate was 21.5% on the profit before tax. Of the charge of $6.0 million, $3.7 million (13.3% effective rate) related to current tax payable and $2.3 million (8.2% effective rate) was a deferred income tax charge. In 2015, our tax expense was $9.5 million on profit before tax of $25.6 million. The statutory effective tax rate was 37.1% on the profit before tax. Of the charge of $9.5 million, $6.1 million (23.8% effective rate) related to current tax payable and $3.4 million (13.3% effective rate) was a deferred income tax charge. In recent years our statutory effective tax rate has been affected by various non-trading items. The statutory effective tax rate for 2016 decreased to 21.5%. The 2015 effective tax rate was affected as nearly all of the $21.8 million of restructuring costs in the Gas Cylinder Division did not lead to a tax credit due to losses in AF operations. The effective rate excluding the effect of these losses in 2015 was 22.6%.

Net income for the financial year.    Net income for the year increased to $21.9 million from $16.1 million in 2015. The $5.8 million increase can be attributed to lower restructuring and other expenses, offset by a lower credit for changes to defined benefit pension plans, and net finance costs which are $2.2 million lower. This was offset by a reduction in trading profit for the year, for the reasons described above.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenue.    Our revenue from continuing operations was $460.3 million in 2015, a decrease of $29.2 million from $489.5 million in 2014. Compared to 2014, revenue reflected a $24.6 million loss from less-favorable average translation exchange rates and from the absence of rare earth surcharges to zirconium customers that our Elektron Division previously used to recover the increased cost of rare earths (2014: $2.2 million). In 2015, $15.1 million of additional revenue was attributable to the effect of a full 12 months of revenue from acquisitions made midway through 2014. Thus, underlying revenue, net of the effect of acquisitions in 2014, rare earth surcharges and exchange rate translation, fell by $17.5 million. Reasons for the revenue change are discussed in detail by division, but in general, we saw lower demand for our aluminum cylinders both in Europe and the U.S. We did, however, enjoy much higher sales demand in the U.S. SCBA market, stimulated by a replacement cycle of older SCBA kits used by U.S. fire departments. This cycle had been expected to improve demand in 2014, but it had been forestalled by unexpected delays in regulatory approvals of our customers' breathing apparatus kits. Sales of our high-performance magnesium alloys declined in 2015, as a result of U.S. defense spending cuts impacting military sales, and the low oil price detrimentally affecting the commercial helicopter market, especially demand for helicopters used to transport workers to and from offshore rigs. Our auto-catalysis zirconium chemicals generated less revenue in 2015 due to increased competitive pressures, and later in the year we launched a legal action against a competitor for what we believe to be patent infringement. Weak demand for AF products continued into 2015 as lower oil prices lessened short-term economic benefits of using natural gas and reduced investment in new CNG projects. Revenues generated from these AF products were particularly low in Europe; however, our North American facilities performed well in this market in 2015, winning market share through new product innovations. In magnesium markets, we saw an improvement in sales of military powders following a particularly low 2014, and we achieved the first sales of our new SoluMag® alloy into the oil and gas industry.

Analysis of revenue variances from 2014 to 2015 for continuing operations

	Elektron	Gas Cylinders	Group
	(in $ million)
2014 revenue—as reported under IFRS	$230.6	$258.9	$489.5
FX translation impact—on non-U.S. operating results	(9.8)	(14.8)	(24.6)
Trading variances for underlying operations—2015 v 2014	(12.5)	(5.0)	(17.5)
Full year effect of acquisitions in 2014	15.1	—	15.1
Rare earth surcharge variance	(2.2)	—	(2.2)

2015 revenue—as reported under IFRS	$221.2	$239.1	$460.3

The above table shows the change in each division's revenue between 2015 and 2014. It separates the impact of changes in average exchange rates on non-U.S. operations when translated into U.S. dollar consolidated results, the impact of receiving a full 12 months revenue from acquisitions purchased midway through 2014 and the impact of the rare earth surcharge that we introduced in late 2010 to offset the effect of a substantial increase in the cost of rare earth chemicals. The total rare earth surcharge levied in 2015 was $nil, compared to $2.2 million in 2014.

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

  Elektron Division

Elektron Division revenue was $221.2 million in 2015, a decrease of $9.4 million from $230.6 million in 2014. Excluding the $9.8 million adverse translation exchange rate impact on revenue, the revenue changes relating to the rare earth surcharge ($nil in 2015 and $2.2 million in 2014) and the $15.1 million in revenue arising from the full 12 months result from Luxfer Magtech, the underlying revenue, at constant translation exchange rates, was $12.5 million, or 5.4%, lower than in 2014. Across the division, sales volumes were down in both magnesium and zirconium operations.

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

Analysis of trading profit and operating profit variances from 2014 to 2015 for continuing operations

	Elektron Trading Profit	Gas Cylinders Trading Profit	Group Trading Profit	Changes to Defined Benefit Pension Plans	Restructuring and Other Expense	Group Operating Profit
	(in $ million)
2014—as reported under IFRS	$38.9	$5.9	$44.8	—	$(3.9)	$40.9
FX translation impact—on non-U.S. operating results	(1.2)	0.4	(0.8)	—	0.1	(0.7)

2014—adjusted for FX translation	37.7	6.3	44.0	—	(3.8)	40.2
Trading variances for underlying operations—2014 v 2015	(4.0)	2.3	(1.7)	18.0	(18.6)	(2.3)

2015—as reported under IFRS	$33.7	$8.6	$42.3	$18.0	$(22.4)	$37.9

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

The segment trading profit results by division are explained in more detail below:

  Elektron Division

Elektron Division trading profit of $33.7 million in 2015 was a decrease of $5.2 million from $38.9 million in 2014. Changes in exchange rates used to translate divisional trading profit into U.S. dollars led to a $1.2 million translation loss in 2015. Less-favorable transaction rates reduced profits by $2.1 million, and trading profit at constant translation exchange rates therefore decreased by $1.9 million, or 4.9%.

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

  Gas Cylinders Division

Gas Cylinders Division trading profit of $8.6 million in 2015 was an increase of $2.7 million from $5.9 million in 2014. Changes in exchange rates used to translate divisional trading profit into U.S. dollars led to a $0.4 million translation gain in 2015. We also benefitted from transaction exchange rates by $0.1 million. Trading profit at constant exchange rates therefore increased by $2.2 million or 37.3%.

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

Changes to defined benefit pension plans.    Due to the closure of the U.K. defined benefit pension plan to future accrual, and a move to CPI from RPI for the purpose of increasing pensions in payment, we recognized a credit to the income statement of $18.0 million in 2015. This credit consisted of a non-cash curtailment gain of $3.3 million in respect of the closure of the plan to future accrual and a non-cash past service gain of $14.9 million in respect of the change in expected future pension increases in payment, offset by advisory costs of $0.2 million.

Net acquisition and disposal costs.    In 2015, we incurred a non-operating charge of $2.0 million compared to a $4.5 million credit in 2014. Of the charge in 2015, $1.8 million related to two approaches to acquire the company. Neither of these approaches resulted in an executable offer that could be put to shareholders. The balance of $0.2 million was incurred in connection with our investment in Sub161 Pty Limited. In 2014, we incurred $1.5 million of costs for the acquisition of Luxfer Magtech (attributable to the Elektron Division) and $0.3 million for the acquisition of Luxfer Utah (attributable to the Gas Cylinders Division). In 2014, a credit of $6.3 million was recognized in the income statement in relation to the remeasurement of deferred contingent consideration arising from acquisitions. Of the $6.3 million, $4.8 million related to the Elektron Division and $1.5 million related to the Gas Cylinders Division.

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

Taxation.    In 2015, our tax expense was $9.5 million on profit before tax of $25.6 million. The statutory effective tax rate was 37.1% on the profit before tax. Of the charge of $9.5 million, $6.1 million (23.8% effective rate) related to current tax payable and $3.4 million (13.3% effective rate) was a deferred income tax charge. In 2014, our tax expense was $7.1 million on profit before tax of $36.3 million. The statutory effective tax rate was 19.6% on the profit before tax. Of the charge of $7.1 million, all (19.6% effective rate) related to current tax payable and $nil (nil% effective rate) was a deferred income tax charge. In recent years our statutory effective tax rate has been affected by various non-trading items. The statutory effective tax rate for 2015 increased to 37.1%, primarily because nearly all of the $21.8 million of restructuring costs in the Gas Cylinder Division did not lead to a tax credit due to losses in AF operations. The effective rate in 2014 was affected by non-taxable gains in the income statement of $6.3 million due to the remeasurement of deferred contingent consideration relating to the acquisitions in the year. The effective rate excluding the effect of these losses and gains was 22.6% in 2015 compared to 23.7% in 2014.

Net income for the financial year.    Net income for the year was $16.1 million compared to $29.2 million in 2014, which was primarily the result of the fall in operating profits of the Elektron Division, as described above.

B.    Liquidity and capital resources.

Liquidity

Our liquidity requirements arise primarily from obligations under our indebtedness, capital expenditures, acquisitions, the funding of working capital and the funding of hedging facilities to manage foreign exchange and commodity purchase price risks. We meet these requirements primarily through cash flows from operating activities, cash deposits and borrowings under the Revolving Credit Facility (as defined below) and accompanying ancillary hedging facilities, the Loan Notes due 2018, 2021, 2023 and 2026 (each as defined below and, together, the "Loan Notes"), and the Shelf Facility (as defined below). As of December 31, 2016, we had available $32.8 million under the Revolving Credit Facility. Our principal liquidity needs are:

  ▪
  funding acquisitions, including deferred contingent consideration payments;

  ▪
  capital expenditure requirements;

  ▪
  payment of shareholder dividends;

  ▪
  servicing interest on the Loan Note, which is payable at each quarter end, in addition to interest and / or commitment fees on the Senior Facilities Agreement (as defined below);

  ▪
  working capital requirements, particularly in the short term as we aim to achieve organic sales growth;

  ▪
  hedging facilities used to manage our foreign exchange and aluminum purchase price risks.

From time to time, we consider acquisitions or investments in other businesses that we believe would be appropriate additions to our business. For example, we purchased Revere for $14.7 million in 2007, and in 2012 we acquired Dynetek for a consideration of $11.8 million. In March 2014, we acquired Luxfer Utah, a small composite cylinder manufacturer, and its associated production facilities for an initial cost of $3.0 million with a deferred contingent consideration element (payable in March 2017) currently estimated at $1.3 million net of discounting. In July 2014, we closed the acquisition of the assets and businesses of Truetech Inc. and Innotech Products Limited (together "Luxfer Magtech"). On closing, we paid an initial consideration of $59.3 million, and with the acquired businesses having $4 million of cash, the net cash cost was $55.3 million. There is also a deferred contingent consideration element linked to the profitability of the acquired businesses from 2014-2019 (payable annually from 2015 to 2020), which is currently estimated to be $1.5 million net of discounting. In 2015, we acquired a 26.4% equity stake in Sub161 Pty Limited for a cash consideration of $3.7 million and the contribution of a number of non-cash AF assets with a value of $1.7 million.

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

On May 13, 2011, we entered into a senior facilities agreement (the "Senior Facilities Agreement"), initially providing £70 million of funding through a combination of a senior term loan of £30 million (the "Term Loan"); initially designated in GBP sterling, and a revolving credit facility of £40 million (the "Revolving Credit Facility"). The Revolving Credit Facility has undergone a series of amendments and extensions, including designation into U.S. dollars, to form the current $150 million banking facility in the form of a multi-currency revolving credit facility.

On May 13, 2011, we also issued the Loan Notes due 2018, which represent $65 million principal amount of senior notes due 2018 in a private placement to an insurance company. In connection with this financing, we issued a redemption notice for the Senior Notes due 2012, and they were repaid on June 15, 2011. See—"Financing Loan Notes due 2018, 2023 and 2026" below for additional information.

Following the listing of our shares on the NYSE, we utilized some of the proceeds of our I.P.O. to repay the Term Loan, under the pre-amended Senior Facilities Agreement. We subsequently undertook a renegotiation of the terms and conditions of the Senior Facilities Agreement in November 2012 and again in March 2014. Under the modified agreement, the Revolving Credit Facility is available in GBP sterling, U.S. dollars or euros up to a maximum aggregate principal amount of $150 million. As of December 31, 2016, amounts drawn down under the Revolving Credit Facility were $32.8 million. We also negotiated in March 2014 the addition of an uncommitted accordion facility (the "Accordion Facility") to the Senior Facilities Agreement, which provides for a mechanism for the Revolving Credit Facility to be expanded further by up to an additional $50 million (representing up to $200 million in aggregate). The lenders under the Senior Facilities Agreement are given priority to fund the Accordion Facility, but are not committed to do so. As a result, the Company has the right to seek funding outside the current banking syndicate for amounts under the Accordion Facility that are not funded by the existing lenders and to make it part of the committed facilities. See "—Financing—Senior Facilities Agreement" below for a detailed explanation of the Senior Facilities Agreement.

On September 18, 2014, we issued the Loan Notes due 2021, which represent $25 million principal amount of senior notes due 2021 in a private placement to an insurance company. This arrangement also allows for a further $50 million of borrowing through an uncommitted three-year shelf facility with the insurance company (the "Shelf Facility"). See "—Financing—Loan Notes due 2021 and Shelf Facility" below for a detailed explanation of the Loan Notes due 2021 and the Shelf Facility.

On June 29, 2016, Luxfer agreed with the lender under the Loan Notes due 2018 to extend the maturity date of $50 million of outstanding $65 million principal amount. $15 million of the principal amount remains scheduled to mature in 2018, while $25 million is now scheduled to mature in 2023 (now referred to as the Loan Notes due 2023) and $25 million is scheduled to mature in 2026 (now referred to as the Loan Notes due 2026). This was facilitated through the utilization of the Shelf Facility.

On December 23, 2016, restrictions were amended to relax the terms of the Senior Facilities Agreement, and remove permitted distributions restrictions and the debt service covenant. The Senior Facilities Agreement has an uncommitted accordion facility which provides for a mechanism for the Revolving Credit Facility to be expanded further by up to an additional $50 million (representing up to $200 million in aggregate).

We have been in compliance with the covenants under the Loan Notes and the Senior Facilities Agreement throughout all of the quarterly measurement dates from and including September 30, 2011, to December 31, 2016.

Our total interest expense was $6.8 million in 2016, compared to $7.4 million in 2015. We expect to invest in the range of $20 million to $22 million in capital expenditures in 2017. We have also been funding the costs of retirement benefits and some historical environmental remediation requirements.

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

We are still vulnerable to external shocks relating to our fixed and variable cost of goods sold. In recent years, external economic shocks to oil prices, commodity prices and currency fluctuations have impacted our results. In 2016, our continuing operations incurred $15 million of energy costs, purchased over $30 million of primary aluminum and over $37 million of primary magnesium. In 2016, $26.0 million, or 73%, of our operating profit was derived from North American businesses. A significant economic shock that has a major impact on one or more of these areas simultaneously could have a severe impact on our financial position.

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

Cash Flow

The following table presents information regarding our cash flows, cash and cash equivalents for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
	(in $ million)
Net cash flows from operating activities	$29.2	$52.8	$23.0
Net cash used in investing activities	(15.1)	(21.2)	(79.8)

Net cash flows before financing activities	14.1	31.6	(56.8)
Net cash flows from financing activities	(35.5)	(9.2)	42.8

Net (decrease) / increase in cash and cash equivalents	$(21.4)	$22.4	$(14.0)

Cash flows from operating activities

	Year Ended December 31,
	2016	2015	2014
	(in $ million)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	$21.9	$16.1	$29.2
Adjustments to reconcile net income for the year to net cash flows from continuing operating activities:
Income taxes	6.0	9.5	7.1
Depreciation and amortization	18.4	18.6	18.1
Loss on disposal of property, plant and equipment	0.2	—	0.3
Profit on sale of redundant site	(2.1)	—	—
Share based compensation charges net of cash settlement	1.1	1.3	1.8
Net interest costs	5.6	6.9	6.1
Non-cash restructuring charges	—	17.7	—
Curtailment and past service credits on retirement benefits obligations	(0.6)	(18.2)	—
IAS 19R retirement benefits finance charge	2.1	3.0	2.7
Acquisitions and disposals.	(0.2)	2.0	(4.5)
Unwind of discount on deferred contingent consideration from acquisitions	0.4	0.4	0.3
Share of results of joint ventures and associates	(0.5)	1.2	0.3
Sale / (purchase) of assets classified as held for sale	—	1.2	(1.2)
(Increase) / decrease in receivables	(1.8)	5.0	(7.8)
Decrease / (increase) in inventories	4.5	3.0	(8.5)
Decrease in payables	(10.3)	(0.9)	(1.9)
Movement in retirement benefits obligations	(6.3)	(8.6)	(10.4)
Movement in provisions	(2.6)	0.3	—
Acquisitions and disposals costs paid	(1.2)	(0.6)	(1.6)
Income taxes paid	(5.4)	(5.1)	(7.0)

	$29.2	$52.8	$23.0

In 2016, net cash flows from operating activities decreased by $23.6 million to $29.2 million from $52.8 million in 2015. Net income in 2016 of $21.9 million increased by $5.8 million from $16.1 million in 2015. There was a net working capital (as defined as, net movement in current receivables, current payables and inventories) outflow of $7.6 million in 2016 compared to an inflow of $7.1 million in 2015, an unfavorable variance of $14.7 million. The decrease in inventories resulted in a cash inflow of $4.5 million in 2016, a $1.5 million increase from a cash inflow of $3.0 million in 2015. There was an outflow in receivables of $1.8 million in 2016 compared to an inflow of $5.0 million in 2015, an unfavorable movement of $6.8 million. The average days taken to collect debt increased slightly in 2016 to 49 days, compared to 46 days in 2015. There was also an outflow in payables of $10.3 million in 2016, an increase of $9.4 million from the $0.9 million outflow in 2015. Payable levels reduced in the latter part of 2016, with reduced purchasing of new raw materials, as a result of the decreased sales volumes. Lower average indebtedness, coupled with the refinancing of our private placement loans, resulted in the net interest costs of $5.6 million in 2016 being $1.3 million lower than the $6.9 million in 2015. The gain on the changes to defined benefit pension plans of $0.6 million in 2016 and $18.2 million in 2015 was non-cash. There was an outflow in provisions of $2.6 million in 2016 compared to an inflow of $0.3 million in 2015, an unfavorable variance of $2.9 million which related to the settlement of 2015 restructuring costs in the AF cylinder business. Neither the non-cash restructuring charges of $17.7 million nor the $1.2 million inflow from the sale of assets classified as held for sale, each recognized in 2015, recurred in 2016.

In 2015, net cash flows from continuing activities increased by $29.8 million to $52.8 million from $23.0 million in 2014. Net income in 2015 of $16.1 million decreased by $13.1 million from $29.2 million in 2014. There was a net working capital inflow of $7.1 million in 2015 compared to an outflow of $18.2 million in 2014, a favorable variance of $25.3 million. The decrease in inventories resulted in a cash inflow of $3.0 million in 2015, a $11.5 million increase from a cash outflow of $8.5 million in 2014. Inventory levels reduced in 2015 from high levels in 2014 that were affected by various disruptive factors in the Gas Cylinders Division, including regulatory delays in approval of SCBA kits in the U.S., weak demand in Europe and weakness in demand for AF products. There was an inflow in receivables of $5.0 million in 2015 compared to an outflow of $7.8 million in 2014, a favorable movement of $12.8 million. The average days taken to collect debt were much improved in 2015 at 46 days, compared to 59 days in 2014. The Gas Cylinders Division saw the greatest improvement after suffering in 2014 as a result of entering into a number of bulk gas transportation contracts in the latter part of 2014 that extended the division's receivable days. There was also an outflow in payables of $0.9 million in 2015, a decrease of $1.0 million from the $1.9 million outflow in 2014. Payable levels reduced in the latter part of 2015, with reduced purchasing of new raw materials, as a result of the initiative to improve working capital. There was a decrease in assets classified as held for sale of $1.2 million relating to the sale of a property that was purchased in 2014 in relation to the relocation of a member of the Executive Management Board. Higher average indebtedness resulted in the net interest costs of $6.9 million in 2015 being $0.8 million more than the $6.1 million in 2014. The charge in respect of the U.S. retirement benefits obligation of $1.7 million in 2013 did not recur in 2014 or 2015, and the gain on the changes to U.K. defined benefit pension plan of $18.2 million in 2015 was non-cash. Acquisition activity in 2015 resulted in acquisition costs paid in 2015 of $0.6 million compared to $1.6 million in 2014. The income tax outflow in 2015 of $5.1 million was $1.9 million lower than the outflow of $7.0 million in 2014.

Cash flows from investing activities

	Year Ended December 31,
	2016	2015	2014
	(in $ million)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	$(16.5)	$(15.3)	$(20.4)
Purchases of intangible assets	(2.4)	(2.1)	(1.9)
Proceeds from sale of redundant site	3.0	—	—
Receipts from sales of property, plant and equipment	0.4	—	—
Cash received from compensation for insured assets	0.2	—	—
Investment in joint ventures and associates	0.2	(4.2)	0.2
Interest income received from joint ventures	0.3	0.4	0.3
Net cash flows on purchase of businesses	(0.3)	—	(58.0)

	$(15.1)	$(21.2)	$(79.8)

Net cash used in investing activities decreased by $6.1 million, or 28.8%, to $15.1 million in 2016 from $21.2 million in 2015. Capital expenditure in 2016 was $16.5 million, an increase of $1.2 million from the $15.3 million expenditure in 2015. See "—Capital Expenditures—". In addition, we incurred $2.4 million of intangible capital expenditure in 2016. We had an inflow of $3.0 million and $0.4 million respectively in relation to proceeds from the sale of the redundant Redditch site and sales of property, plant and equipment. There was also $0.2 million received from compensation for insured assets. Investment in joint ventures and associates was a $0.2 million inflow, compared with a $4.2 million outflow in 2015. Interest income from joint ventures decreased to $0.3 million compared with $0.4 million in 2015. We had a net cash outflow of $0.3 million in relation to purchase of businesses.

Net cash used in investing activities decreased by $58.6 million, or 73.4%, to $21.2 million in 2015 from $79.8 million in 2014. Capital expenditure in 2015 was $15.3 million, a decrease of $5.1 million from the $20.4 million expenditure in 2014. See "—Capital Expenditures—". In addition, we incurred $2.1 million of intangible capital expenditure in 2015. We had an outflow of $0.5 million in 2015 from investments in joint ventures, compared to an inflow of $0.2 million in 2014. Interest received from joint ventures increased by $0.1 million to $0.4 million in 2015 from $0.3 million in 2014. In 2015, the Group acquired a 26.4% equity stake in Sub161 Pty Limited for a cash consideration of $3.7 million and the contribution of a number of non-cash AF assets with a value of $1.7 million. On March 21, 2014, the Group acquired Luxfer Utah, a business specializing in the design and manufacture of composite cylinders and consisting of two sister companies, Vexxel Composites LLC and HyPerComp Engineering, Inc., for a total cash consideration of $2.7 million. On July 29, 2014, the Group acquired Luxfer Magtech for a net cash consideration of $55.3 million. Total cash flows on acquisitions during 2014 were $58.0 million.

Cash flows from financing activities

	Year Ended December 31,
	2016	2015	2014
	(in $ million)
CASH FLOWS FROM FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	$(1.9)	$(1.7)	$(1.3)
Interest paid on Loan Notes	(4.5)	(4.9)	(4.2)
Bank interest received	0.2	0.2	0.2
(Repayment) / draw down on banking facilities	(8.5)	9.6	35.2
Issue of Loan Notes due 2021	—	—	25.0
Repayment of other loans	—	—	(0.3)
Amendment to banking facilities—financing costs	—	—	(1.5)
Extension of Loan Notes—financing costs	(0.2)	—	—
Issue of Loan Notes due 2021—financing costs	—	—	(0.2)
Dividends paid	(13.3)	(10.8)	(10.8)
ESOP cash movements	(1.0)	0.1	0.1
Proceeds from issue of shares	—	0.2	0.6
Purchase of treasury shares	(6.3)	(1.9)	—

	$(35.5)	$(9.2)	$42.8

Net cash flows from financing activities decreased by $26.3 million to a $35.5 million outflow in 2016 from a $9.2 million outflow in 2015. Cash outflows in respect of dividend payments to holders of our ordinary shares were $13.3 million, $2.5 million up on 2015 as a result of the increase in the quarterly dividend from $0.10 per share to $0.125. Total interest paid on borrowings was $6.4 million, down $0.2 million on the $6.6 million paid in 2015. Repayments of $8.5 million were made to the banking facilities, compared to $9.6 million of drawdowns in 2015, a movement of $18.1 million. Following the approval of a share buy-back program at the 2014 Annual General Meeting, the purchase of 634,185 shares resulted in a cash outflow in 2016 of $6.3 million, compared with $1.9 million in 2015.

In 2015, net cash flows from financing activities decreased by $52.0 million to a $9.2 million outflow, from a $42.8 million inflow in 2014. Cash outflows in respect of dividend payments to holders of our ordinary shares were $10.8 million, consistent with 2014. Following the funding of the Luxfer Magtech acquisition, an increase in the Group's indebtedness resulted in total interest paid on banking facilities of $6.6 million, an increase of 20.0% from $5.5 million in 2014. Drawdowns from banking facilities were $9.6 million in 2015. Following the approval of a share buy-back program at the 2014 Annual General Meeting, the purchase of 146,804 shares resulted in a cash outflow in 2015 of $1.9 million.

(Decrease) / increase in cash and cash equivalents

Our cash and cash equivalents decreased by $23.3 million to $13.6 million for the year ended December 31, 2016, from $36.9 million at December 31, 2015. As of December 31, 2016, we held $9.1 million of cash and cash equivalents denominated in GBP sterling, $1.3 million denominated in U.S. dollars, $1.4 million denominated in euros and $1.8 million of foreign cash and cash equivalents denominated in Australian dollars, Canadian dollars, Chinese renminbi, and Czech koruna.

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

Financing

Indebtedness and cash and cash equivalents

Our indebtedness under the Revolving Credit Facility and the Loan Notes was $122.8 million gross of issue costs, and reported under IFRS as $121.0 million (net of issue costs) as of December 31, 2016, while our cash and cash equivalents were $13.6 million as of December 31, 2016. Our indebtedness under the Revolving Credit Facility and the Loan Notes was $133.5 million gross of issue costs, and reported under IFRS as $131.6 million (net of issue costs) as of December 31, 2015, while our cash and cash equivalents were $36.9 million as of December 31, 2015.

As of December 31, 2016, we also had utilized $1.3 million (December 31, 2015: $2.2 million) of the ancillary facilities available under the Senior Facilities Agreement in connection with certain derivative financial instruments, letters of credit and bank guarantees.

Loan Notes due 2018, 2023 and 2026

On May 13, 2011, our subsidiary, BA Holdings, Inc., entered into a note purchase agreement (the "Note Purchase Agreement") among us, our subsidiaries and the note purchasers, to issue $65 million aggregate principal amount of senior notes due 2018 in a U.S. private placement to an insurance company and related parties (the "Loan Notes due 2018"). We used the net proceeds from the private placement of the Loan Notes due 2018, together with borrowings under the Revolving Credit Facility and the Term Loan, to redeem the Senior Notes due 2012, repay borrowings under our previous credit facility and for general corporate purposes. The Loan Notes due 2018 bore interest at a rate of 6.19% per annum, payable quarterly on the 15th day of September, December, March and June, commencing on September 15, 2011, and continuing until the principal amount of the Loan Notes due 2018 has become due and payable. The Loan Notes due 2018 were due to mature on June 15, 2018.

Following the listing of our shares on the NYSE, we successfully renegotiated and agreed amendments to the original Note Purchase Agreement, which removed all U.K. and U.S. security debentures together with the cancellation of all share pledges. These amendments were achieved without any changes to the interest rate of 6.19% per annum.

On June 29, 2016, Luxfer agreed with the lender under the Loan Notes due 2018 to extend the maturity date of $50 million of the outstanding $65 million principal amount. This was facilitated through the utilization of the Shelf Facility. The extension also includes a lower long-term fixed interest rate on the debt. The maturity date on $25 million was extended from June 2018 to June 2023 (the "Loan Notes due 2020") at a fixed interest rate of 4.88%; and the maturity date on $25 million was extended to June 2026 (the "Loan Notes due 2020") at a fixed interest rate of 4.94%. The revised loan documents also relaxed a number of provisions and covenants, including the removal of various restrictions on distributions, including dividends.

The Note Purchase Agreement contains customary covenants and events of default, in each case with customary and appropriate grace periods and thresholds. In addition, the Note Purchase Agreement requires us to maintain compliance with an interest coverage ratio and a leverage ratio. The interest coverage ratio measures our EBITDA (as defined in the Note Purchase Agreement) to Net Finance Charges (as defined in the Note Purchase Agreement). We are required to maintain an interest coverage ratio of 4.0:1. The leverage ratio measures our Total Net Debt (as defined in the Note Purchase Agreement) to Adjusted Acquisition EBITDA (as defined in the Note Purchase Agreement). We are required to maintain a leverage ratio of no more than 3.0:1. We have been in compliance with the covenants under the Note Purchase Agreement throughout all of the quarterly measurement dates from and including September 30, 2011, to December 31, 2016.

The Loan Notes due 2018, 2023 and 2026 and the Note Purchase Agreement are governed by the law of the State of New York.

The Loan Notes due 2018, 2023 and 2026 are denominated in U.S. dollars, which creates a natural partial offset between the dollar-denominated net assets and earnings of our U.S. operations and the dollar-denominated debt and related interest expense of the notes. We have included the Note Purchase Agreement and a form of the Loan Notes due 2018, 2023 and 2026 as exhibits to this Annual Report and refer you to the exhibits for more information on the Note Purchase Agreement and the Loan Notes due 2018, 2023 and 2026.

Loan Notes due 2021 and Shelf Facility

On September 18, 2014, we entered into a note purchase and shelf facility agreement (the "Note Purchase and Private Shelf Agreement") among us, our subsidiaries and the note purchasers, to issue $25 million aggregate principal amount of senior notes due 2021 in a U.S. private placement to an insurance company and related parties (the "Loan Notes due 2021"). This arrangement also allows for a further $50 million of borrowing through an uncommitted three-year shelf facility with the insurance company (the "Shelf Facility"). We used the net proceeds from the private placement of the Loan Notes due 2021 to repay some of the borrowings under the Revolving Credit Facility, which had been used to fund the acquisition of the assets and businesses of Truetech Inc. and Innotech Products Limited in July 2014. The Loan Notes due 2021 bear interest at a rate of 3.67% per annum, payable quarterly on the 15th day of December, March, June and September, commencing on December 15, 2014, and continuing until the principal amount of the Loan Notes 2021 has become due and payable. The Loan Notes due 2021 mature on September 15, 2021.

The Note Purchase and Private Shelf Agreement contains the same customary covenants and events of default as for the Note Purchase Agreement. The Note Purchase and Private Shelf Agreement also requires us to maintain compliance with the same, interest and leverage ratios as for the Note Purchase Agreement. Amounts drawn under the Shelf Facility in June 2016 were used to facilitate an extension of the maturity of $50 million of the outstanding principal amount of the Loan Notes due 2018.

We have been in compliance with the covenants under the Note Purchase and Private Shelf Agreement throughout all of the quarterly measurement dates from and including September 30, 2014, to December 31, 2016.

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

Structure.    The current Senior Facilities Agreement provides $150 million of committed debt facilities, in the form of a multi-currency (GBP sterling, U.S. dollars or euros) Revolving Credit Facility and an additional $50 million of uncommitted facilities through an accordion clause. The amended facilities mature April 30, 2019. The original May 13, 2011, Senior Facilities Agreement provided £70 million of debt facilities in the form of a senior term loan facility available in GBP sterling, U.S. dollars or euros, in an aggregate amount of £30 million and a revolving facility available in GBP sterling, U.S. dollars or euros up to a maximum aggregate principal amount of £40 million. Using part of the funds generated by the I.P.O. in October 2012, we repaid fully the amounts outstanding on the senior term loan. Following the listing of the Company's shares on the NYSE and the repayment of the senior term loan, we undertook a renegotiation of the terms and conditions of the Senior Facilities Agreement, including the removal of all U.K. and U.S. security debentures together with the cancellation of all share pledges and conversion of the facilities into a single Revolving Credit Facility. As of December 31, 2016, we had drawn down $32.8 million under the Revolving Credit Facility (December 31, 2015: $43.5 million).

Availability.    The facility is used for loans and overdrafts. Amounts unutilized under the Revolving Credit Facility (or, if the case, under the revolving portion of the Accordion) are allocated to ancillary facilities available under the Senior Facilities Agreement in connection with overdraft facilities, bilateral loan facilities and letter of credit facilities. As of December 31, 2016, we had drawn down $32.8 million under the ancillary facilities (December 31, 2015: $43.5 million). We may use amounts drawn under the Revolving Credit Facility for our general corporate purposes and certain capital expenditures, as well as for the financing of permitted acquisitions and reorganizations. As of December 31, 2016, $106.8 million was available under the Revolving Credit Facility. The last day we may draw funds from the Revolving Credit Facility is March 30, 2019.

The Company has a separate bonding facility for bank guarantees and documentary letters of credit denominated in GBP sterling of £10.0 million ($12.3 million), of which £nil ($nil) was drawn as of December 31, 2016. The amount drawn on the bonding facility as of December 31, 2015, was £1.5 million ($2.2 million).

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

As of December 31, 2016, we had drawn down $32.8 million under the Revolving Credit Facility (December 31, 2015: $43.5 million). A commitment fee is levied each quarter against any unutilized element of the Revolving Credit Facility, excluding overdraft or ancillary facilities and is currently calculated at 40% of the applicable margin in force. During 2016, this fee percentage was 0.8% for each quarter.

Guarantees and security.    The renegotiated Senior Facilities Agreement, agreed in November 2012, removed all U.K. and U.S. security debentures from the agreement together with the cancellation of all share pledges, with no change to this in the March 2014 amendments.

Repayment of principal.    Any amounts borrowed under the Revolving Credit Facility must be paid at the end of an interest period agreed between the borrower (and Luxfer Holdings PLC acting on its behalf) and the agent when the loan is made.

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

In addition, the Senior Facilities Agreement requires us to maintain compliance with an interest coverage ratio and a leverage ratio. The interest coverage ratio measures our EBITDA (as defined in the Senior Facilities Agreement) to Net Finance Charges (as defined in the Senior Facilities Agreement). We are required to maintain an interest coverage ratio of 4.0:1. The leverage ratio measures our Total Net Debt (as defined in the Senior Facilities Agreement) to the Relevant Period Adjusted Acquisition EBITDA (as defined in the Senior Facilities Agreement). We are required to maintain a leverage ratio of no more than 3.0:1. Previous restrictions requiring compliance with a debt service coverage ratio and limitations on dividend payments were removed following renegotiations of the terms of the Senior Facility Agreement on December 23, 2016.

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

We have been in compliance with the covenants under the Senior Facilities Agreement throughout all of the quarterly measurement dates from and including September 30, 2011, to December 31, 2016.

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

The Senior Facilities Agreement is governed by English law.

Capital Expenditures

Investment in upgrading and expanding our production facilities is a key part of our strategy. In 2014 and 2015, we reaffirmed our commitment to capital expenditures by investing $20.5 million and $15.3 million, respectively. In 2016, we spent a further $16.5 million on the purchase of property, plant and equipment. The projects conducted in 2016, 2015 and 2014 included:

  ▪
  In 2016, we invested in a new restrike press at our Worcester site to expand the capability of the Superform business in the U.K. We invested a total of $2.2 million in this project. The new capability this provides has enabled us to win significant new business which starts in the latter part of 2017.

  ▪
  In 2016 and 2015, we continued to expand and upgrade the cylinders lines in place at our facilities in Riverside, California, and Graham, North Carolina. We invested a total of $3.4 million in 2016 and $2.9 million in 2015 in this project.

  ▪
  In 2015, we invested in new ERP systems at our Madison, Illinois, and Findlay, Ohio, sites, and also upgraded key manufacturing equipment at both sites. We invested a total of $3.2 million in these projects.

  ▪
  In 2014, we invested $1.2 million to replace key manufacturing equipment at our aluminum cylinder plant in Graham, North Carolina. We further invested $1.2 million at our Riverside, California, plant as part of our composite cylinders growth strategy.

  ▪
  In 2014, we invested $0.5 million in plate-polishing equipment at our Madison, Illinois, facility as part of our strategy to introduce the use of magnesium in aircraft interiors.

C.    Research and development, patents and licenses, etc.

  Research and Development

Luxfer has always recognized the importance of research in materials science and the need to develop innovative new products to meet future needs of customers and to continue providing growth opportunities for the business. Each year we make a major investment across the Group in the development of new products and processes directed towards healthcare, environmental, protection and specialty end-markets. Direct expenditure on research and development (including revenue and capital items and before funding grants received) amounted to $7.6 million in 2016 (2015: $8.3 million; 2014: $10.6 million). The wider cost of product development and our financial commitment to its success is much harder for us to measure, because our product development projects include utilizing skills of our wider commercial technical sales staff and general management, many of whom are highly qualified scientists and engineers. A large proportion of senior sales and management time is spent overseeing development of products and working with customers on integrating our technology into their product designs.

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

  ▪
  SmartFlow™ valve-regulator technology and its use in our Advanced Oxygen Systems;

  ▪
  bioresorbable magnesium alloys, branded SynerMag®; and

  ▪
  zirconium sorbents, branded MELsorb®, being developed for use as an active ingredient in kidney dialysis equipment.

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

The Group has a diversified portfolio of products and end-markets, and therefore it is not unusual for certain markets to be down or to be showing positive or negative trends. In particular, the level of defense spending in the U.S. can have a positive or negative impact on our Elektron Division's results. For example, demand for our high-performance aerospace alloys weakened in 2015 due to lower helicopter build and refurbishment rates, which were attributed to pressure on defense budgets. This was compounded during the latter part of 2016 with a number of our magnesium-based products being affected by delays in the placing of defense orders.

Our strategy is focused around introducing new products into markets with expected strong growth trends. For example, we seek to respond to the need for more environmentally-friendly products resulting from stricter government regulations on emissions and the long-term view of the increasing cost of fossil fuels.

E.    Off-balance sheet arrangements.

In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognized in the consolidated financial statements in accordance with IFRS as issued by the IASB and are more fully disclosed therein.

As of December 31, 2016, neither Luxfer Holdings PLC nor any of its subsidiaries has any off-balance sheet arrangements that currently have or are reasonably likely to have a future effect on the Group's financial position, changes in financial position, results of operations, liquidity, capital expenditure or capital resources.

F.     Tabular disclosure of contractual obligations.

We have various contractual obligations arising from both our continuing and discontinued operations. The following table lists the aggregate maturities of various classes of obligations and expiration amounts of various classes of commitments related to our continuing operations as of December 31, 2016. See "Note 26—Commitments and contingencies" and "Note 27—Financial risk management objectives and policies" to our consolidated financial statements attached to this Annual Report for additional details on these obligations and commitments.

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
	(in $ million)
Contractual cash obligations
Loan Notes due 2018(1)	15.0	—	15.0	—	—
Loan Notes due 2021(1)	25.0	—	—	25.0	—
Loan Notes due 2023(1)	25.0	—	—	—	25.0
Loan Notes due 2026(1)	25.0	—	—	—	25.0
Revolving Credit Facility	32.8	—	32.8	—	—
Deferred contingent consideration	2.8	1.3	1.5	—	—
Obligations under operating leases	27.1	4.6	6.8	5.0	10.7
Capital commitments	3.6	3.6	—	—	—
Interest payments(2)	28.3	5.3	9.0	6.6	7.4

Total contractual cash obligations	$184.6	$14.8	$65.1	$36.6	$68.1

(1)
The Loan Notes due 2018, 2021, 2023 and 2026 are gross of unamortized finance costs, which were $0.1 million, $0.1 million, $0.3 million and $0.3 million respectively, as of December 31, 2016. As required by IFRS, the Loan Notes due 2018, 2021, 2023 and 2026 are disclosed in our consolidated balance sheet as $89.2 million, being net of these costs. The amounts to be repaid exclude interest payable on the indebtedness.

(2)
Interest payments include estimated interest payable on the Loan Notes due 2018, 2021, 2023 and 2026 at the fixed rates of 6.19%, 3.67%, 4.88% and 4.94% respectively. No interest payments have been included for the Revolving Credit Facility given that the level of debt under this facility is managed on an ongoing basis in conjunction with the level of cash and cash equivalents held by us.

Loan notes due 2018, 2023 and 2026.    See "—Financing—Loan Notes due 2018, 2023 and 2026" above for a detailed explanation of the Loan Notes due 2018, 2023 and 2026.

Loan notes due 2021.    See "—Financing—Loan Notes due 2021 and Shelf Facility" above for a detailed explanation of the Loan Notes due 2021.

Obligations under non-cancellable operating leases.    We lease certain land and buildings and a limited amount of plant and equipment pursuant to agreements that we cannot terminate prior to the end of their terms without incurring substantial penalties, absent breach by the counterparty. However, under the lease agreements, the risks and rewards of ownership have substantially remained with the lessors. In particular, the fair value of the future payments under these leases is significantly less than the value of the assets to which they relate, and the lease periods are significantly shorter than the estimated lives of the relevant assets. We therefore do not recognize the future lease obligations and the value of the assets leased in our consolidated balance sheet. The lease costs payable each year are charged to operating expenses during the year and amounted to $4.8 million in the year ended December 31, 2016.

Foreign currency forward contracts.    We use forward contracts to hedge the risk of exchange movements of foreign currencies in relation to sales and purchases and their corresponding trade receivable or trade payable. Under IFRS, we recognize the value of these contracts at their fair value in our consolidated balance sheet. As of December 31, 2016, we had outstanding contracts with a mark to market fair value loss of $3.0 million, calculated using exchange rates and forward interest rates compared to market rates as of December 31, 2016. See "Item 11. Quantitative and Qualitative Disclosure About Market Risk—Effect of Currency Movement on Results of Operations."

Aluminum forward contracts.    We may use LME forward purchase contracts to fix a portion of our aluminum purchase costs and thereby hedge against future price movements in the price of primary aluminum. In 2016, we entered into a number of LME contracts to provide hedges against some of our aluminum price risks in 2016. As of December 31, 2016, we had outstanding contracts with a mark to market fair value loss of $0.6 million. See "Item 11. Quantitative and Qualitative Disclosure About Market Risk—Effect of Commodity Price Movements on Results of Operations."

We do not recognize the fair value of forward LME contracts in our income statement until we receive delivery of the underlying physical aluminum. The value of such contracts is recognized as an asset or liability in our consolidated balance sheet, with the profit or loss on effective hedges deferred in a hedging reserve account in equity until the underlying delivery of the physical aluminum. The fair value of the contracts is based on quoted forward prices from the LME.

Forward interest rate agreements.    There were no forward interest rate agreements in place as of December 31, 2016.

Capital commitments.    From time to time, we have capital expenditure commitments when we have new plant and equipment on order. We treat these commitments as contingent liabilities, because they will not be recognized on the consolidated balance sheet until the capital equipment to which they relate has been delivered. As of December 31, 2016, we had capital commitments of $3.6 million.

G.    Safe harbor.

See the section entitled "Information Regarding Forward-Looking Statements" at the beginning of this Annual Report.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

The Board of Directors

The following table presents information regarding the members of the Board of Directors during the year.

Name	Age	Position
Peter Joseph Kinder Haslehurst(1)(2)(3)(4)(5)	76	Non-Executive Chairman (retired)
Joseph Allison Bonn(1)(2)(3)(4)(6)	73	Non-Executive Chairman
Brian Gordon Purves	62	Director and Chief Executive Officer
Andrew Michael Beaden	49	Director and Group Finance Director
Kevin Sean Flannery(1)(2)(4)	72	Non-Executive Director
David Farrington Landless(1)(2)(3)(4)	57	Non-Executive Director
Dr Brian Kushner(1)(2)(3)(4)(7)	58	Non-Executive Director
Clive Snowdon(1)(2)(3)(4)(8)	63	Non-Executive Director
Adam Cohn(2)(4)(9)	45	Non-Executive Director

(1)
Member of the Audit Committee.

(2)
Member of the Remuneration Committee.

(3)
Member of the Nomination Committee.

(4)
An "independent director" as such term is defined in Rule 10A-3 under the Exchange Act.

(5)
Peter Joseph Kinder Haslehurst retired from Luxfer on May 24, 2016.

(6)
Joseph Allison Bonn was appointed as Interim Non-Executive Chairman on May 24, 2016, (originally appointed to the Board of Directors in March 2007) and as of December 6, 2016, was appointed Non-Executive Chairman.

(7)
Dr Brian Kushner was appointed as a Non-Executive Director on May 24, 2016.

(8)
Clive Snowdon was appointed as a Non-Executive Director on July 29, 2016.

(9)
Adam Cohn was appointed as a Non-Executive Director on July 18, 2016.

Biographical information concerning the members of our Board of Directors is set forth below.

Peter Joseph Kinder Haslehurst

Non-Executive Chairman

Peter was our Non-Executive Chairman for 10 years having been appointed in March 2006. Prior to taking up the appointment as Non-Executive Chairman he had been a Non-Executive Director of the Company and a member of the Audit Committee and Remuneration Committee since 2003. On his appointment as our Chairman he was also appointed as Chair of both the Audit and Remuneration Committees and subsequently the Nomination Committee when it was established in July 2013. On May 28, 2015, he stepped down as Chair of the Audit Committee but remained a member of the Audit Committee. Peter retired from Luxfer on May 24, 2016.

Experience:    Peter has been a Managing Director, Chief Executive and / or Chairman in international manufacturing industries for over 45 years, including most recently as Chairman and Chief Executive of the Brunner Mond Group from 2000 to 2008 and Chairman of Imago at Loughborough Ltd from 2003 to 2009. He was appointed President emeritus of VAI Industries (U.K.), following Chairmanship of VA Tech (U.K.) from 1999 to 2002. Prior to that he was Chief Executive of the EIS Group PLC from 1985 to 1999, building a group of 100 companies in 30 countries involved in aircraft and defence equipment and fluid technology products. From 1969 to 1981 he was Managing Director of Wellman Mechanical Engineering Ltd., the metallurgical plant makers. He was appointed as Chairman of the British Metal Working Plant Makers Association in 1974. He is currently Chairman of the Audit Committee of the Institute of Materials, Minerals and Mining where he was formerly Treasurer and Senior Vice President. He was proud to be made an honorary chief of the Maasai following his services to their tribe as Chairman of Magadi Soda Company in Kenya from 2001 to 2008.

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

Joseph Allison Bonn

Non-Executive Chairman

Joseph (Joe) was appointed as a Non-Executive Director on March 1, 2007, at which time he was also appointed to both the Audit and Remuneration Committees. He has also been a member of the Nomination Committee since its establishment in July 2013. Joe was appointed as Interim Non-Executive Chairman on May 24, 2016, and on December 6, 2016, was appointed as Non-Executive Chairman.

Experience:    Joe has extensive experience in the aluminum and specialty chemical industry, having worked for Kaiser Aluminum and Chemical Corporation for over 35 years in various senior capacities. Among other appointments in the U.S., he has served on the Board and Executive Committee of the Aluminum Association, the Board of the National Association of Purchasing Management and the International Primary Aluminium Institute Board. He is currently a consultant with Joseph Bonn RE&C Corp.

Joe holds a BS degree from Rensselaer Polytechnic Institute and an MBA degree in Finance from Cornell University.

Brian Gordon Purves

Chief Executive Officer

Brian was appointed as our Chief Executive Officer at the start of 2002 and has been an Executive Director of the Company and its predecessor since 1996. He was one of the two-man management buy-in team that led the private equity-funded acquisition of British Aluminium (including the core or our current Group) from Alcan in 1996, serving as Finance Director from that date until 2001. Brian informed the Board of Directors during 2016 of his intention to retire during the course of 2017, although he will remain in his current role until his successor is appointed.

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

Experience:    Before joining the Company, Andy worked for KPMG, as well as several U.K. FTSE 100 companies in a variety of financial roles.

Andy is a Chartered Accountant and holds a degree in economics and econometrics from Nottingham University.

Kevin Sean Flannery

Non-Executive Director

Kevin was appointed as a Non-Executive Director on June 1, 2007, at which time he was also appointed to both the Audit and Remuneration Committees. He was appointed to the Nomination Committee on its establishment in July 2013, but stepped down on October 6, 2016.

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

David Farrington Landless

Non-Executive Director

David was appointed as a Non-Executive Director in March 2013 and was appointed to the Audit Committee on March 28, 2013, and the Nomination Committee on July 23, 2013. He acts as the financial expert on the Audit Committee under the listing rules of the New York Stock Exchange. He was appointed as a member of the Remuneration Committee in January 2015 and on May 28, 2015, he was appointed Chair of the Audit Committee.

Experience:    David started his career with Bowater and Carrington Viyella and joined Courtaulds Plc in 1984. He was appointed a Finance Director in the U.K. and U.S. divisions of Courtaulds Plc from 1989 to 1997 and Finance Director of Courtaulds Coatings (Holdings) Limited from 1997 to 1999. He retired from the position of Group Finance Director of Bodycote plc on January 1, 2017. He was appointed a Non-Executive Director of Innospec, Inc. on January 1, 2016, and a Non-Executive Director of Renold plc on January 9, 2017.

David is a Chartered Management Accountant. He graduated from the University of Manchester Institute of Science and Technology.

Dr. Brian Kushner

Non-Executive Director

Brian was appointed as a Non-Executive Director on May, 24 2016, at which time he was also appointed to the Remuneration and Nomination committees. He was appointed to the Audit Committee on August 5, 2016.

Experience:    Brian, who holds a doctorate in applied and engineering physics from Cornell University, was co-founder of CXO LLC ("CXO"), a management consulting firm headquartered in Austin, Texas. In 2008, CXO was acquired by FTI Consulting, a global business advisory firm. Dr. Kushner is now Senior Managing Director, Corporate Finance, for FTI and a co-leader in activities related to technology practices and aerospace, defense and government contracting practices.

Brian began his career in 1982 at BDM International, a defense firm, as part of the management team that completed a leveraged buyout of BDM in 1990 by the Carlyle Group. Over the past two decades, he has served as Chief Executive, Chief Restructuring Officer or Director of more than 20 public and private technology, manufacturing, telecom and defense companies.

Brian serves as a Director and Chair of the Audit Committee of Dex Media Inc, a digital marketing and directories company. He is also on the Board of Zodiac Interactive, a software development company for the cable industry, where he serves on the Audit and Governance Committees. Furthermore, during 2016, Brian served as a Director and Chair of the Audit Committee of Everyware Global Inc, the parent company of the Oneida and Anchor Hocking brands; he resigned from Everyware Global Inc on September 30, 2016. He is also a member of the Executive Committee of the Advisory Council of the College of Natural Sciences at the University of Texas at Austin, Chairman of the Physics Advisory Council at the University of Texas at Austin and a member of the Engineering College Council at Cornell University in Ithaca, New York.

Clive Snowdon

Non-Executive Director

Clive was appointed as a Non-Executive Director on July 29, 2016, at which time he was also appointed to the Remuneration and Nomination committees. He was appointed to the Audit Committee on August, 5 2016.

Experience:    Clive has served as Chairman of the Midlands Aerospace Alliance since 2007 and is a Trustee of the Stratford Town Trust. He is also the aerospace industry advisor to Cooper Parry Corporate Finance. In May 2016, Mr. Snowdon stepped down from the board of Hill & Smith Holdings PLC, where he had been Senior Non-Executive Director since May 2007 and chair of the remuneration committee, as well as a member of the audit and nomination committees. Mr. Snowdon retired from Umeco PLC in June 2011 after serving as Chief Executive since April 1997, and he was Executive Chairman of Shimtech Industries Group Limited until the sale of the business in May 2015. From 1992 to 1997, Mr. Snowdon served as Managing Director of Burnfield PLC after being promoted to that position from Finance Director. He has also held senior positions with Vickers PLC, BTR PLC and Hawker Siddeley Group. Mr. Snowdon is qualified as a Chartered Accountant.

Adam Cohn

Non-Executive Director

Adam was appointed as a Non-Executive Director on July 18, 2016, at which time he was also appointed to the Remuneration Committee.

Experience:    Mr. Cohn is Co-CEO of Stone Canyon Industries LLC (SCI), a company he co-founded in September 2014. SCI has a small investment in Luxfer. Prior to SCI, from March 2000 to September 2014, Mr. Cohn was a Partner at Knowledge Universe ("KU"), where he served as Head of Mergers and Acquisitions and Business Development for KU and its portfolio companies. Prior to joining KU, he was a Senior Associate with Whitney & Co., a private equity firm. Before that, Mr. Cohn was an investment banker in the Financial Sponsors Group at Bankers Trust Company and Deutsche Bank. He has a B.S. in business from Skidmore College and an M.B.A. from Columbia University. Mr. Cohn served on the board of k12, Inc, where he was also Chairman of the Compensation Committee. In addition, he serves on several other private company boards.

Executive Management Board

The members of the Executive Management Board of Luxfer are responsible for the day-to-day management of our company.

The following table lists the names and positions of the members of the Executive Management Board during the year.

Name	Age	Position
Brian Gordon Purves	62	Director and Chief Executive Officer
Andrew Michael Beaden	49	Director and Group Finance Director
Edward John Haughey	61	Divisional Managing Director of MEL Chemicals
David Terence Rix	48	Divisional Managing Director of Magnesium Elektron
Andrew William John Butcher	48	President of Luxfer Gas Cylinders
Linda Frances Seddon(1)	65	Company Secretary and General Counsel

(1)
Linda Frances Seddon retired from Luxfer on March 4, 2016.

Biographical information of the members of our Executive Management Board who are not members of our Board of Directors is set forth below.

Brian Gordon Purves and Andrew Michael Beaden

Please refer to the Board of Directors biographies on page 90.

Edward John Haughey

Managing Director of MEL Chemicals

Edward (Eddie) became a member of the Executive Management Board on his appointment as Managing Director of Luxfer's zirconium business in 2003. Prior to joining Luxfer Group, he was Managing Director of Croda Colloids Limited for Croda International Plc from 1994 to 2003, and has held a series of senior management positions in the Croda Group, BASF and Rhone Poulenc. He holds a BA (Honours) degree in Chemistry. Eddie is to retire in 2017 with a replacement to be announced in due course.

David Terence Rix

Managing Director of Magnesium Elektron

David was appointed to the Executive Management Board in 2013 on assuming responsibility for Luxfer's magnesium businesses. He joined Alcan Wire and Conductor in 1991 and moved to Luxfer Gas Cylinders in 1994, holding various sales and marketing positions in Germany, France and Dubai, UAE, before returning to the U.K. He was appointed Managing Director of Luxfer Gas Cylinders in Europe after serving as European Sales Director and was also a member of the Gas Cylinders Divisional Team with strategic responsibility for global marketing. David holds a BA (Honours) degree in business studies and a diploma from the Chartered Institute of Marketing. He is fluent in French and German.

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

Linda Frances Seddon

Company Secretary and General Counsel

Linda was a member of the Executive Management Board from 2001 until her retirement on March 4, 2016. She was Secretary of the Group holding company and legal adviser to the Luxfer Group from 1997 until her retirement. After qualifying as a solicitor in England and Wales in 1976, she spent 14 years in private practice as a solicitor before becoming a legal adviser with Simon Engineering PLC and subsequently legal adviser and company secretary at British Fuels upon its privatization. She has a BA (Honours) degree in Business Law.

Other Officers of the Company

Other officers of the Company are also responsible for the day-to-day management of our Company but are not members of the Executive Management Board.

David Nicholas Fletcher

Company Secretary

David joined the Luxfer Group in 2001, being appointed the Financial Controller of Magnesium Elektron. He then joined the Head Office Accounting Team in 2004, being made Group Financial Controller in 2011, a position he held during the Group's IPO in 2012. He was appointed the Divisional Finance Director of the Zirconium Division in 2013 before being appointed as Company Secretary in March 2016.

David is a Chartered Management Accountant and Chartered Company Secretary.

Claire Louise Swarbrick

General Counsel and Legal Adviser

Claire has been legal adviser to the Luxfer Group since joining the business in January 2012. She was appointed general counsel in March 2016. After graduating from the University of Nottingham with a degree in law, Claire completed the legal practice course at Chester Law College and qualified as a solicitor in September 2000. Before taking the role at Luxfer, Claire spent 12 years in private practice, specializing in corporate and commercial law.

B.    Compensation

The total amount of compensation paid and benefits in kind granted to the Executive Directors and members of our Executive Management Board for the 2016 fiscal year was $2.2 million. This amount includes bonuses paid to the Executive Directors and members of the Executive Management Board under the annual cash bonus plan, which is described below in Note 4, page 100 of the 2016 remuneration report (the "Remuneration Report") below. The annual bonus potential as a percentage of base salary of the members of our Executive Management Board ranged from 60% to 100%. Moreover, details of stock options granted to the Executive Directors and members of our Executive Management Board are provided in Item 6.E.

For the 2016 fiscal year, (i) we and our subsidiaries contributed a total of $0.2 million in respect of our contribution into money purchase plans to provide pension, retirement or similar benefits to our Directors and members of the Executive Management Board and (ii) the total increase in accrued pension benefits earned during the 2016 fiscal year (excluding any increase due to inflation) by our Directors and members of the Executive Management Board under the defined benefit plans was less than $0.1 million.

Service Contracts

Other than as mentioned below, the Executive Directors are not entitled to any special arrangements on termination, just their contractual rights and, if appropriate, the Company's standard redundancy policy for all senior management, which provides for compensation based on length of service.

The Company has entered into service contracts with the Executive Directors that are not for a fixed term. Brian Purves' service contract is dated April 9, 1999. His service contract expressly states that he has continuity of employment from when he first joined the Group in March 1996. Andrew Beaden's service contract is dated August 5, 2011, and is effective from the date of his appointment as Group Finance Director on June 1, 2011. His service contract expressly states that he has continuity of employment from when he first joined the Group in 1997.

The Executive Directors' service contracts are terminable by 12 months' notice from the Company, which notice can be given at any time. The contracts also provide for pay in lieu of notice, which include base salary, benefits and pension payable for the notice period. A bonus may be paid if the period for which pay in lieu of notice is made extends past the year end, subject to targets being met. In the event that an acquiring company does not assume their employment agreements or offers them a materially different position, they will be entitled to severance payments based on our standard severance policy, but calculated using two times their annual salary. Otherwise, the Executive Directors have the same employment rights as any other employee in the case of redundancy or if the termination of their employment was determined by a relevant tribunal to be unfair under English law.

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

The Company has entered into letters of appointment with the Non-Executive Directors that are not for a fixed term as it was inappropriate to engage them on a fixed term at the date of their appointment. The appointments are subject to termination with three months' notice to be given at any time by the Company except if they should fail to be re-elected at an AGM when their contract terminates immediately without notice or compensation. The Chairman, Joseph Bonn's letter of appointment was dated February 28, 2007. Kevin Flannery's letter of appointment is dated May 11, 2007, David Landless' is dated February 20, 2013, Brian Kushner's is dated May 24, 2016, Adam Cohn's is dated July 18, 2016, and Clive Snowdon's is dated July 29, 2016. Neither the Non-Executive Directors nor the Chairman has any employment rights.

The Remuneration Report was prepared in accordance with our U.K. home-country regulations and is reproduced hereunder in all material respects.

DIRECTORS' REMUNERATION REPORT

Chairman's Letter

Dear Shareholder,

Following my appointment as Chairman of the Remuneration Committee in 2016, I present my first report to the shareholders pursuant to U.K. regulations governing the way remuneration for directors of quoted U.K. companies is reported and voted upon.

As our Remuneration Policy ("the Policy") was last approved by our shareholders at the 2014 annual general meeting ("AGM") and in accordance with U.K. regulations governing the way remuneration for Directors is reported and voted on, we are required to put the policy before you for a binding vote at the 2017 AGM. The Remuneration Committee ("the Committee") is satisfied with the way the Directors are remunerated but following a review, the Policy has been amended to bring it in line with current practices and policies and to reflect the changes made to the pension and various equity award schemes since 2014. The Policy to be presented to Shareholders for approval in 2017 will not differ in substance or content from the Policy previously approved in 2014.

The Company's Remuneration Policy can be found in a standalone document in the Governance section of the Company's web site www.luxfer.com/governance/.

The Annual Remuneration Report starting on page 98 sets out how the Directors were remunerated in 2016 in accordance with the Policy. As the Committee generally reviews Directors' pay and incentives at the beginning of the financial year, the second half of the report on page 107 also contains details of the decisions already made on the remuneration of our Directors for 2017. The Annual Remuneration Report will be proposed for an advisory vote at the Company's 2017 AGM as required by the relevant U.K. regulations.

The Context of Decisions made during the year

Despite a strong start to the year, 2016 proved to be a difficult year with reported trading profit being lower than the previous year. The Elektron Division suffered in the second half of 2016 from lower demand for our U.S magnesium products, reflecting the tightness of U.S. defense budgets and destocking by certain distributors of photo engraving products as a result of increasing the number of customers with whom we deal directly. Elektron was also impacted by lower sales of automotive catalysis products, currently in transition to a new generation of technology. Mitigating the impact of these was increased demand for high performance aerospace magnesium alloys in Europe and industrial catalysis chemical products. 2016 also saw the launch of our bioresorbable magnesium alloy, SoluMag® into the medical market. Gas Cylinders trading profit increased by 32.6% in 2016 over the previous year largely due to a combination of our actions to reduce the AF cost base, and increased AF sales.

Major Decisions on Remuneration during the Year

Decisions made affecting 2016 remuneration

The Committee's overall approach to remuneration packages remained the same and followed the Policy approved by shareholders in 2014. In recognizing the Company's sole listing on the NYSE and, as a consequence, its significant U.S. shareholder base, the Committee and the Board continue to believe that in structuring remuneration packages for the Directors they should consider remuneration practices not only in the U.K. but also in the U.S. This philosophy is not used in relation to executive salaries, which reflect salaries in the country in which the Director resides, but it does influence the structure of the Group's share incentive schemes.

In accordance with the Policy, the Committee undertook a review of the Executive Directors' salaries at the beginning of 2016. In line with the policy of adjusting the packages of Executive Directors to at least the median of external comparators and recognizing that no increase had been applied in 2015, it was agreed that the Executive Directors' base salaries should be increased in 2016 by 2%.

We closed the Luxfer Group Pension Plan to future accruals from April 6, 2016, removing that pension benefit from all remaining members, including the Directors. Having reviewed the various alternatives and considering the increasingly complicated and restrictive regulations being imposed on higher earners in the U.K., it was decided, in line with the practice of many other U.K. companies, to offer the senior executives salary supplements in lieu of direct contributions into a pension scheme. The salary supplement is no higher cost to the company than continuing with the previous arrangements would have been. The current remuneration policy will be amended to reflect this change prior to putting before shareholders at the 2017 AGM.

The main targets of the annual bonus for 2016 related to management trading profit and net cash flow, weighted towards the management trading profit metric. The bonus plan also contained a number of non-financial objectives relating to organic revenue growth, generating positive PR and achievement of strategic project milestones. Certain of these non-financial objectives were achieved in 2016 which generated a bonus payable of 25% and 20% of base salary for the CEO and FD respectively. However, as both of the main financial targets for 2016 were not achieved, the Executive Directors thought it appropriate to waive their right to any bonus in respect of the 2016 non-financial targets. Further details of the bonus arrangements and the bonus paid can be found in Single Figure, Executive Directors' Remuneration of the Remuneration Report on page 100 and Note 4 to that table.

The Committee believe they set challenging targets for the performance-based awards to motivate the executives and align the interests of the executive with those of shareholders. Stretch targets required exceptional performance to be achieved. Sufficient goals were met at the end of 2015 to justify award of ADS to both Executive Directors in 2016. The targets set for 2016 were not achieved and therefore no awards were made in respect of these. Further details are set out in the section headed Remuneration Report, Awards Granted During the Year and the section headed Implementation of the Remuneration Policy for the Year Ending 31 December 2017 under Long Term Incentives and its associated Notes.

Decisions affecting 2017

The Committee reviewed the Executive Directors' salaries at its January 2017 meeting in accordance with the Policy. It was recognized that the achievement of the 2017 budget is paramount and while we believe that the reasons behind the downturn in 2016 were in the main temporary, at the present time we are focused on efficiency improvements and cost reductions to improve the robustness of our forecasts. Accordingly, the Board is taking a very cautious approach on base remuneration, and has frozen executive director salaries and benefits and non-executive director fees for 2017. On the other hand, to support and encourage the difficult actions now being taken, it was felt appropriate to offer an enhanced equity potential award for 2017, entirely performance-based—on generating improved shareholder returns.

The Committee has also determined the Executive Directors' variable remuneration arrangements for 2017. No change has been made to the basic structure of how bonuses are earned or share awards made. The focus remains on improving trading profit and net cash flow. Unlike previous years there are no non-financial bonus targets for 2017. A summary of the Executive Directors' salary and incentive arrangements for the financial year 2017 can be found under the section headed Implementation of the Remuneration Policy for the Year Ending December 31, 2017 on pages 107 to 108 of the Remuneration Report.

The Committee looks forward to gaining your support for the updated Remuneration Policy and the Annual Remuneration Report at the 2017 AGM.

J A Bonn

CHAIRMAN OF THE REMUNERATION COMMITTEE
March 14, 2017

Remuneration Report

2016 Remuneration Report
(subject to advisory vote by the shareholders at the 2017 AGM)

This report has been compiled in accordance with the U.K. 'The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendments) Regulations 2013'. As required by the Regulations, the report will be proposed for an advisory vote at the 2017 AGM. The approved Remuneration Policy can be found on the Company's website at www.luxfer.com/governance/.

The Remuneration Committee, its Activities and Responsibilities

Peter Haslehurst retired from the Luxfer Board at the AGM on May 24, 2016. The members of the Committee during the year are set out below.

Members of Committee during 2016		Meetings attended
Peter Haslehurst	Non-Executive Director and Chairman (Chair) until May 24, 2016	2
Joseph Bonn	Non-Executive Director, Interim Chairman (Chair) from May 24, 2016 and Chairman (Chair) from December 6, 2016	2
Kevin Flannery	Non-Executive Director	2
David Landless	Non-Executive Director	2
Total number of meetings in 2016		2

The Company Secretary acts as secretary to the Committee. Brian Purves normally attends all the meetings, at least in part.

The Committee is responsible for determining and agreeing with the Board the framework on executive remuneration and its costs. The Committee's written Terms of Reference can be accessed in the Governance section of the Company's website www.luxfer.com/governance/.

During 2016 among the matters dealt with by the Committee were the following:

January 2016

▪

Consideration as to whether, and to what extent, the Executive Directors' bonus targets for 2015 had been met;

▪

Determination of the Executive Directors' annual bonus targets for 2016;

▪

Annual review of the Executive Directors' and Company Secretary salaries;

▪

Review of UK Executive Pension Provisions;

▪

Setting of goals to be met by the Executive Directors and Senior Managers which if met would lead to time-based share awards in 2017;

▪

Determination to settle RSU granted under the LTiP by combination of cash and shares;

▪

Delegation of authority to Chief Executive Officer to make awards under the LTiP over a defined number of shares to junior and middle management in his sole discretion;

▪

Consideration of accelerating of vesting of LTiP awards and extension of exercise periods for IPO and LTiP awards held by impending retirees.

March 2016

▪

Review of 2015 Remuneration Report for subsequent approval by the Board;

▪

Approval of amendments to the schedule of the U.K. Umbrella Incentive Plan;

▪

Review of Awards under the LTiP made to junior and middle management.

Advisors to the Committee

The Committee has access to independent advice when it considers it requires such advice. PricewaterhouseCoopers LLP ("PwC") HR Services provided advice on remuneration reporting and long term incentive design during 2016 and early 2017. PwC were appointed as the Company's auditor in the middle of 2015 after a competitive tender. It was determined that PwC HR Services could continue to provide advisory and benchmarking services, subject to a case-by-case independence review and the Company's non-audit service approval process. The cost of advice by PwC HR Services provided during 2016 was $24,425 (2015: $33,774). Although the Committee has not made a specific determination to the effect, they are satisfied that PwC HR Services provides independent and professional advice. PwC is a member of the Remuneration Consultants Group and is signed up to the Group's Code of Conduct.

REMUNERATION RECEIVED BY THE DIRECTORS FOR THE YEAR ENDED DECEMBER 31 2016
(Information in this part of the Remuneration Report is audited unless stated otherwise)

Single Figure

The tables below set out an analysis of each Director's total remuneration for 2016. Total remuneration reflects both the performance of the Company and the contribution made by each Director to the continued success of the Company.

Executive Directors' Remuneration

U.S.$(1)	Year	Salary(2)	Taxable Benefits(3)	Annual Bonus(4)	Long-Term Incentive Awards(5)	Other Share Awards(6)	Pensions Contributions	Total
Brian Purves	2016	534,802	27,635	0	135,134	1,236	137,510	836,317
	2015	594,672	30,469	0	0	232,779	163,437	1,021,357
Andrew Beaden	2016	281,114	22,492	0	56,456	1,159	70,674	431,895
	2015	312,584	24,414	0	0	116,869	66,109	519,976

Table compiled in accordance with the U.K. 'The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013'.

(1)
Exchange rates—Salary, Taxable Benefits, Awards and Pension Contributions are determined and paid in GBP sterling and translated into U.S. dollars at the average exchange rate for the year $1.3444:£ as used for the Consolidated Financial Statements. For consistency, the 2015 amounts remain as reported last year translated at the average exchange rate used for that year of $1.5248:£.

(2)
Salaries—As Brian Purves and Andrew Beaden are paid in GBP sterling and their salaries are translated as set out in Note 1, the salary amounts will differ from those shown in the 2015 Annual Remuneration Implementation Report for the coming year 2016 which were based on the 2015 year-end exchange rate. The actual GBP sterling amounts in 2016 were Brian Purves £397,800 (2015: £390,000) and Andrew Beaden £209,100 (2015: £205,000) reflecting the change in their base salary 2015 to 2016 as reported in the Chairman's letter.

(3)
Taxable Benefits—For Brian Purves, this comprised: car allowance $24,392, medical insurance $2,782, and dental insurance $461, and for Andrew Beaden comprised car allowance $18,553, medical insurance $3,478, and dental insurance $461. Taxable benefits are valued at their GBP sterling taxable value. The actual GBP sterling amounts in 2016 were Brian Purves £20,556 (2015: £19,982) and Andrew Beaden £16,730 (2015: £16,011).

(4)
Annual Bonus—For the 2016 financial year, the annual bonus plan was based on the achievement of two financial performance goals, profit performance and cash performance (two of the key strategic performance indicators used by the Company to assess its development against its financial objectives during the year), measured against the annual budget. The strategic goal related to organic revenue growth and the achievement of strategic project milestones. The bonus was weighted towards the achievement of the management profit target, which required a material improvement over the prior year outcome. The cash target set was aggressive. While several of the strategic milestones were achieved, the financial targets were missed and the Executive Directors agreed to waive any bonus. For the 2015 financial year, the annual cash bonus was waived in favor of an award of restricted shares, with these being included under 'Other Share Awards'.

  Summary of the annual bonus potential as a percentage of base salary of each of the Executive Directors for 2016:

	Maximum Annual bonus (number of points available and % of salary)	Management Trading Profit(2) (sliding scale between threshold, target and stretch)	Net Cash Flow (sliding scale target and stretch)	Non-financial objectives	Bonus outcome 2016(1)
Number of points available	1,800	200 - 800	100 - 400	600	300
Brian Purves	150%	16.7% - 66.7%	8.3% - 33.3%	50.0%	—	(1)
Andrew Beaden	120%	13.3% - 53.3%	6.7% - 26.7%	40.0%	—	(1)

  (1)
  A number of the non-financial objectives were achieved during 2016, resulting in a bonus of 25% and 20% being payable to the CEO and FD respectively. Given that no bonus was generated from main financial targets, both the CEO and the FD thought it appropriate to waive any bonus payable in respect to achievement of non-financial targets under the 2016 plan.

  (2)
  Management trading profit is defined as operating profit or loss before profit on sale of redundant site, changes to defined benefit pension plans, restructuring and other expense, amortization on acquired intangibles and share based compensation charges.

  The performance of the Company during the year included trading profit of $35.3 million (2015: $42.3 million) and net cash flows from continuing operations of $29.2 million (2015: $52.8 million).

  The Board has considered whether to include in this report the targets which applied to the bonus arrangements for the Executive Directors in 2016 but has determined that these amounts are commercially sensitive.

(5)
The Long Term Incentive Awards—the 2016 Single Figure: In 2015, the Committee set profit, cash flow and EPS targets with all three metrics being measured at threshold, target and stretch. Greater weighting was assigned to the cash flow and EPS targets. On attainment of the cash flow target for 2015 being met at the threshold level, an award under the LTiP was made in 2016. For additional information refer to the section of this report headed Outstanding Share Awards During 2016 on page 105. Details of the grants made can be found in the Implementation of the Remuneration Policy for the Year Ending December 31, 2017, Long Term Incentives on page 108 of this report. No performance awards vested in 2016 relating to 2016 awards, so no value is ascribed to them in the Single Figure table.

(6)
Other Share Awards—Apart from the shares awarded in lieu of 2015 cash bonus (see note 4 above), this relates to the value ascribed to the Matching Shares awarded to Brian Purves and Andrew Beaden under the Company's U.K. All Employee Share Investment Plan ("SIP"), as further detailed below: -

	Monthly contribution from salary during 2016 (£)	No. of Partnership Shares purchased June 2016 @ average price of $9.648 each ADS	No. of Matching Shares awarded June 2016	No. of Partnership Share purchased December 2016 @ average price of $11.020 each ADS	No. of Matching Shares awarded December 2015	Dividends shares acquired from dividend reinvestment during 2016	Total shares accumulated in SIP during 2016
Brian Purves	150	141	70	102	51	34	398
Andrew Beaden	140	125	62	102	51	30	370

Non-Executive Directors' Remuneration

None of the Non-Executive Directors (including the Chairman) received taxable benefits, annual bonus, long-term incentive awards (exceeding one year) or pension contributions during the year.

U.S.$(1)	YEAR	BASE FEE(1)	Other Fees (Fees in the form of share awards)(2)	Total
Peter Haslehurst	2016	62,690	2,976	65,666
	2015	157,054	75,202	232,256
Joseph Bonn	2016	80,702	38,704	119,406
	2015	77,500	36,945	114,445
Kevin Flannery	2016	79,050	38,704	117,754
	2015	77,500	36,945	114,445
David Landless	2016	79,050	38,704	117,754
	2015	77,500	37,451	114,951
Brian Kushner	2016	46,116	37,246	83,362
	2015	—	—	—
Clive Snowdon	2016	32,940	—	32,940
	2015	—	—	—
Adam Cohn	2016	32,940	—	32,940
	2015	—	—	—

Table compiled in accordance with the U.K. 'The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendments) Regulations 2013.

(1)
Peter Haslehurst stepped down as Chairman on May 24, 2016. His base fee was determined and paid in GBP sterling and translated at the average exchange rate of $1.4321:£ being the rate applicable for the first five months of 2016 (full year 2015:$1.5248:£). The actual GBP sterling figure paid for the five months to May 2016 was £43,775 (full year 2015: £103,000).

The base fees of the Joseph Bonn, Kevin Flannery, Adam Cohn and Brian Kushner are all determined in U.S. dollars.

The base fee of David Landless, and Clive Snowdon although determined in U.S. dollars, is paid in GBP sterling translated at the exchange rate reported in the Financial Times on the 5th of each month prior to payment. Actual payments received by David Landless and Clive Snowdon for 2016 aggregated to £58,117 (2015: £50,586) and £25,739 (2015: nil) respectively.

(2)
2016 Single figure:

The value of the Other Fees in the Single Figure table is calculated as follows:

▪
An element of the fees received by the Chairman and the other Non-Executive Directors are delivered as time-based restricted stock unit ("RSU"). The award value is a fixed percentage of their Base Fee (50%) as provided in the Director Equity Incentive Plan ("EIP") less the issue price per ADS of £0.50 translated into U.S. dollars at the exchange rate on the grant date of $1.4609:£ (73 cents). Awards were made immediately after the 2016 AGM and vest immediately before the 2017 AGM. The number of RSU was calculated using the closing price of each ADS on the NYSE ($12.63) the day before the award was made. The number of awards received by each Non-Executive Director is set out in Awards Granted During the Year—Non-Executive Directors Under the Director Equity Incentive Plan (EIP).

  ▪
  The RSU awards carry with them the right to receive accumulated dividend during the period of the award, in shares. The dividends are not credited until the award vests. The Other Fees amount includes the value of the dividends vested and paid on the 2015 RSU fee awards that vested immediately before the 2016 AGM. The value of the awards themselves was included in the Single Figure for 2015 as they were time-based awards (see below). The dividend shares were valued at the Closing Price of each ADS on the NYSE on the date of vesting, being $12.77, less the issue price of £0.50 translated at the date of vesting at an exchange rate of $1.4463:£ (72 cents). The number of dividend shares and their value were:

Non-Executive Director	Dividend shares allocated	Value of dividend less nominal cost of share $
Peter Haslehurst	247	2,976
Joseph Bonn	121	1,458
Kevin Flannery	121	1,458
David Landless	121	1,458

LUXFER SHARE INCENTIVE PROGRAMS

Luxfer has a number of share incentive plans designed to align the interests of its Directors, managers and employees, with the interests of its shareholders, and to act as retention tools.

The plan under which awards are granted to the Executive Directors on an on-going basis is the Luxfer Holdings PLC Long-Term Umbrella Incentive Plan ("LTiP"). Awards, which are considered part of their fees, are made to the Non-Executive Directors under the Non-Executive Directors Equity Incentive Plan ("EIP"). The Executive Directors also participate in the Company's All Employee Share Plan ("SIP") open to all U.K. employees. In the U.S. the Company has established an Employee Share Purchase Plan ("ESPP") which is open to all U.S. employees and U.S. based Executive Directors.

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

ESOP 2007:    In 2007, prior to the 2012 I.P.O. and as part of the re-organization the Company underwent in that year, it implemented The Luxfer Holdings Executive Share Options Plan ("ESOP 2007"). All the options made available under the 2007 Plan have been exercised, the remaining option holder, Andrew Beaden, exercised all his options during 2016. The Trustees have agreed to make available for use under the various LTiP grants the remaining shares held in the employee benefit trust ("EBT"). Further details on the EBT and the 2007 Plan can be found in Note 30 to the Consolidated Financial Statements.

I.P.O. Options:    As part of the I.P.O. in October 2012, stand-alone option grants were made over ADSs to the Executive Directors, Non-Executive Directors and certain other key executives seen as critical to the Company's future success on completion of the I.P.O. All these options have fully vested and are exercisable up to October 2019, being seven years from the date of grant. No dividend shares are allocated on these awards, either before or after vesting, whilst unexercised. Both Brian Purves and Andrew Beaden have I.P.O. options. The exercise price is the I.P.O. price of $10 per ADS.

EIP:    Annual awards are made under the EIP to Non-Executive Directors as part of their fees. The value of the award is 50% of the base fee of a Non-Executive Director. These awards are made the day after the annual general meeting ("AGM") of the Company in each year and vest the day before the following AGM. Annual awards are usually made as restricted stock units. They are paid out immediately on vesting, together with dividends which have been accumulated during the vesting period. New Non-Executive Directors cannot participate in the annual awards until they have served six months, however, the awards they would have earned from the date of appointment are added to the next annual award provided they are re-elected at the AGM.

Copies of the LTiP, ESOP 2007, I.P.O. Options and EIP plans mentioned above are filed on the Company's file at the SEC.

AWARDS GRANTED DURING THE YEAR

Executive Directors' Awards Under the LTiP

During 2015 the Remuneration Committee set a score card of goals to assess performance consisting of management trading profit, net cash flow and fully diluted EPS which if attained at the end of 2015 would lead to the granting of nominal cost options to both Brian Purves and Andrew Beaden in 2016. The Committee decided it was inappropriate for 2015 to include a non-financial goal particularly as there was one included for the 2015 annual bonus. All three metrics were measurable at interim, goal and stretch, the achievement of which would allow between 50% and 150% of the potential awards to be earned.

The 2015 performance resulted in the threshold targets for management trading profit and fully diluted EPS not being attained. There was a strong conversion of profit into cash during 2015 resulting in the attainment of the threshold target for net cash flow being achieved. The weighting applicable to this metric resulted in 20% of the available awards being earned.

The value of the grants appears in the Single Figure table for 2016. The number, and details of the terms, of the grants are set out in the section headed Implementation of the Remuneration Policy for the Year Ending December 31, 2017 under Long Term Incentives and its Notes.

The Committee believe they set challenging targets to motivate the executives and align the interests of the executives with those of shareholders. Achievement of stretch targets would require exceptional performance.

Non-Executive Directors under the Director EIP

Chairman or Non- Executive Director	Date of Grant	Basis of Aggregate Awards Granted	Share Price at Date of Grant $	Type of Award	No. of Shares Granted	Face Value of Award $	(1)Issue Price per ADS & in Aggregate $	Vesting Date	% of Face Value that would vest
Joseph Bonn	May 25, 2016	50% of annual fee for 2016	12.63	Restricted Stock Unit	3,130	39.532	0.73 each ADS Aggregate 2,286	Day before 2017 AGM	On vesting date 100%
Kevin Flannery	May 25, 2016	50% of annual fee for 2016	12.63	Restricted Stock Unit	3,130	39,532	0.73 each ADS Aggregate 2,286	Day before 2017 AGM	On vesting date 100%
David Landless	May 25, 2016	50% of annual fee for 2016	12.63	Restricted Stock	3,130	39,532	0.73 each ADS Aggregate 2,286	Day before 2017 AGM	Each vesting date 100%
Brian Kushner	May 25, 2016	50% of annual fee for 2016	12.63	Restricted Stock	3,130	39,532	0.73 each ADS Aggregate 2,286	Day before 2017 AGM	Each vesting date 100%

(1)
The issue price of £0.50 each ADS has been translated at the U.S. dollar Financial Times exchange rate for May 25, 2016, the date of grant, of $1.4609:£

OUTSTANDING SHARE AWARDS DURING 2016

Executive and Non-Executive Directors

Awards earned on 2015 performance were granted during 2016 to the Executive Directors. No Awards were granted in 2017 in respect of 2016 performance. All awards are over ADS not the underlying ordinary shares.

Awards					Options
Award	Available Jan 1, 2016	Granted During Year	(Lapsed) / (Exercised) During Year	Available Dec 31, 2016	Vested Awards Jan 1, 2016	Vested Awards During Year	(Lapsed) / (Exercised) During Year	Vested Awards Dec 31, 2016	Available Unvested Awards(4)
Brian Purves
IPO Options(2)	179,200	—	—	179,200	179,200	—	—	179,200	—
LTiP 2013(3)	7,900	—	(7,900)	—	5,266	2,634	(7,900)	—	—
M.V.(4)	22,100	—	—	22,100	14,733	7,367	—	22,100	—
LTiP 2013(5)	26,250	—	(26,250)	—	5,250	—	(5,250)	—	—
LTiP 2014(6)	14,000	—	(14,000)	—	—	—	—	—	—
LTiP 2016(7)	—	13,500	—	13,500	—	—	—	—	13,500

Totals	249,450	13,500	(48,150)	214,800	204,449	10,001	(13,150)	201,300	13,500
Andrew Beaden
ESOP(1)	59,020	—	(59,020)	—	59,020	—	(59,020)	—	—
IPO Options(2)	69,000	—	—	69,000	69,000	—	—	69,000	—
LTiP 2013(3)	3,200	—	(3,200)	—	2,133	1,067	(3,200)	—	—
M.V.(4)	9,100	—	—	9,100	6,066	3,034	—	9,100	—
LTiP 2013(5)	10,833	—	(8,667)	2,166	2,166	—	—	2,166	—
LTiP 2014(6)	5,900	—	(5,900)	—	—	—	—	—	—
LTiP 2016(7)	—	5,640	—	5,640	—	—	—	—	5,640

Totals	157,053	5,640	(76,787)	85,906	138,385	4,101	(62,220)	80,266	5,640
Joseph Bonn
IPO Options(2)	20,000	—	—	20,000	20,000	—	—	20,000	—
EIP 2015(8)	3,168	—	(3,168)	—	—	3,168	(3,168)	—	—
EIP 2016(9)	—	3,130	—	3,130	—	—	—	—	3,130

Totals	23,168	3,130	(3,168)	23,130	20,000	3,168	(3,168)	20,000	3,130
Kevin Flannery
IPO Options(2)	20,000	—	—	20,000	20,000	—	—	20,000	—
EIP 2015(8)	3,168	—	(3,168)	—	—	3,168	(3,168)	—	—
EIP 2016(9)	—	3,130	—	3,130	—	—	—	—	3,130

Totals	23,168	3,130	(3,168)	23,130	20,000	3,168	(3,168)	20,000	3,130
David Landless
EIP 2015(8)	3,168	—	(3,168)	—	—	3,168	(3,168)	—	—
EIP 2016(9)	—	3,130	—	3,130	—	—	—	—	3,130
Totals	3,168	3,130	(3,168)	3,130	—	3,168	(3,168)	—	3,130
Brian Kushner
EIP 2016(9)	—	3,130	—	3,130	—	—	—	—	3,130

Totals	—	3,130	—	3,130	—	—	—	—	3,130

  Key to table:

Award	Award Scheme, Type & Grant	Grant Date	Exercise Price / Nominal Cost Each Award	Remaining Vesting/ Settlement Dates	Exercise Period
(1)	ESOP 2007	Aug 3, '11	£2.00(i)	All Vested & Settled	No longer applicable
(2)	I.P.O. Options	Oct 2, '12	$10.00	All vested	To October 2019
(3)	LTiP 2013 Options—Time Based(ii)	Jan 31, '12	£0.50(i)	All Vested	To Jan 30, 2018
(4)	Market Value	Jan 31, '12	$12.91	All Vested	To Jan 30, 2018
(5)	LTiP 2013—Performance based—EPS and TSR targets	Jan 31, '12	£0.50(i)	All Lapsed	No longer applicable
(6)	LTiP 2014 Options Performance Based—EPS Targets	Mar 20, '14	£0.50(i)	All Lapsed	No longer applicable

Award	Award Scheme, Type & Grant	Grant Date	Exercise Price / Nominal Cost Each Award	Remaining Vesting/ Settlement Dates	Exercise Period
(7)	LTiP 2016 Options—Time Based(iv)	Mar 21, '16	£0.50(i)	March 21, 2017,2018,2019	To March 21, 2021
(8)	EIP 2015—Restricted Stock Units(iii)	May 29, '15	£0.50(i)	Day before 2016 AGM	—
(9)	EIP 2016—RSU(iii)	May 24, '16	£0.50(i)	Day before 2017 AGM	—

(i)
Where the exercise price / nominal cost is indicated in GBP sterling, in so far as it is required to be translated into U.S. dollars for the purpose of the exercise / settlement, it is translated at the $:£ exchange rate reported in the Financial Times for the date of exercise / settlement.

(ii)
LTiP 2013: Time-based awards accumulated dividend shares until vesting only, which shares are added to the award when the option is exercised.

(iii)
EIP 2015 and EIP 2016 annual awards are settled immediately on vesting, together with dividends which have been accumulated during the vesting period. The 2015 awards were settled in 2016 net of payroll taxes.

(iv)
LTiP 2016: Awards made on attainment of 2015 performance goals and include a "claw back" provision. Time-based option awards accumulate dividend shares until vesting only, which shares are added to the award when the option is exercised.

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

Benefits provided by the Luxfer Group Pension Plan ("the Plan") ceased to accrue on April 5, 2016, following the agreement, reached during 2015, to close the Plan to future accrual from this date. The main features of the defined benefit arrangements prior to closure were:

  ▪
  A normal retirement age of 65;

  ▪
  Accrual on a career average basis each year of 1.50% of pensionable earnings for a member contribution of 9.8% or 1.31% for a member contribution of 7.4%;

  ▪
  Pensionable earnings are limited to a plan-specific annual earnings cap of $107,700 p.a. (£76,000) to April 6, 2016;

  ▪
  A spouse's pension on death and a lump sum payment on death in service.

Following the closure to future accrual of the defined benefit Luxfer Group Pension Plan, the Company also decided members would cease to accrue further benefits in the unfunded unapproved retirement benefit plan ("UURBS"). In lieu of contributions into these schemes, the Company now offers a salary supplement. Reflecting the cost of previous defined benefit arrangements, now withdrawn, both Executive Directors have been paid the equivalent to 25% of base salary from the date of closure to future accrual of the Luxfer Group Pension Plan.

Details of the accrued pension entitlements of the Executive Directors under the defined benefit arrangement during 2016, payments made to the defined contribution arrangement and salary supplement during 2016, are set out in the tables below.

Directors' Remuneration and Benefits for the Year Ended December 31, 2016 and 2015

	2016
Executive Directors	Defined Benefit(1)	Funded Defined Contribution	Unfunded Defined Contribution	Cash Supplement	Total
Brian Purves	—	—	$37,233	$100,276	$137,509
Andrew Beaden	$6,536	$17,702	$3,809	$42,627	$70,674

	2015
Executive Directors	Defined Benefit(1)	Funded Defined Contribution	Unfunded Defined Contribution	Total
Brian Purves	—	—	$163,437	$163,437
Andrew Beaden	$16,078	$45,972	$4,059	$66,109

Exchange rate used above: $1.3444:£ over 2016
Exchange rate used above: $1.5248:£ over 2015

(1)
The values of the increase in the defined benefit pension in excess of inflation has been calculated on the basis set by U.K. legislation, less contributions paid by the Directors themselves.

Pension Benefits for the Years Ended December 31, 2016 and 2015

	Accrued Pension as at December 31, 2016	Accrued Pension as at December 31, 2015
Andrew Beaden	$28,752 p.a.	$33,897 p.a.

Exchange rates used in the table above: $1.2336:£ as at December 31, 2016, $1.4738:£ as at December 31, 2015.

(1)
The accrued benefit is the total defined benefit pension which would be paid annually on retirement based on service to, and salary, at the end of the date of closure of the Plan (April 5, 2016). It includes the longevity adjustment factor that applies to benefits earned from October 6, 2007.

Implementation of the Remuneration Policy for the Year Ending December 31, 2017 (Information not subject to audit unless stated otherwise)

Set out below is a summary of how the Directors' Remuneration Policy will be applied during the year ending December 31, 2017.

Base Salary

	2017 $	2016 $	% increase(2)
Brian Purves(1)	534,802	534,802	0%
Andrew Beaden(1)	281,114	281,114	0%

(1)
The 2017 salary of Brian Purves and Andrew Beaden has been translated at the 2016 average U.S. dollar exchange rate of $1.344:£, the same exchange rate as the 2016 salary to aid comparison. Further details on the 2016 salaries can be found in the Notes 1 & 2 to Single Figure Executive Directors' Remuneration.

(2)
Neither of the Executive Directors will receive any pay increase during 2017 which is consistent with wage control measures currently in place in many areas of the Group. Base Salaries rose by 2% in 2016 over 2015.

Pension Arrangements

As explained in the Chairman's letter, the Group's U.K. contributory defined benefit pension plan closed to future accrual on April 5, 2016. Andrew Beaden continued to participate in the Group's defined benefit pension plan up to the salary cap applied by the rules of the plan and the Group U.K. defined contribution pension plan until April 5, 2016 at which point he became a deferred member of the defined benefit pension plan. Until April 5, 2016, Brian Purves continued to receive an allocation or payment to an unregistered unapproved savings arrangement based on contributions the Company would have made to the defined benefit and defined contribution pension plans had he continued to be a member of those pension plans.

After April 5, 2016, the Executive Directors received a cash supplement calculated at a flat rate percentage of base salary.

Annual Bonus

In line with the Policy, the standard annual bonus for Brian Purves, as Chief Executive Officer, will continue to be capped at 100% of base salary and for Andrew Beaden, as Group Finance Director, 80% of base salary. As in previous years the bonus targets are based on a combination of two financial performance targets, management trading profit and net cash flow after tax. It will be calculated on a points system with a maximum of 1,200 points available to be earned. Points are earned on a sliding scale that commences only once threshold has been achieved and rises through the target performance up to a stretch target. On profit, threshold approximates to beating prior-year. Target is the annual profit budget, while stretch is beating the annual profit budget by a considerable margin.

The Committee intends to disclose the actual financial performance targets retrospectively in a subsequent year's Annual Remuneration Report once they are no longer considered commercially sensitive.

		Sliding scale between threshold, target and stretch
	Maximum Annual Bonus (% of salary)	Management Trading Profit	Net Cash Flow (after tax)
	Points	0 - 800	0 - 400
Brian Purves	100%	0% - 66.7%	0% - 33.3%
Andrew Beaden	80%	0% - 53.3%	0% - 26.7%

Long Term Incentives

In 2016 the Committee set profit, cash flow and EPS targets as described in Executive Directors' Awards Under the LTiP on page 104. These targets were missed, and consequently, no grants have been made in 2017.

The Committee has set goals which if attained in 2017 will lead to the granting of nominal cost options to both Brian Purves and Andrew Beaden in 2018. The Committee has concentrated solely on a range of EPS targets for 2017.

The options to be granted in 2018, if the 2017 goals are achieved, will be time-based nominal cost options vesting in equal tranches over three years from the date of grant and will be subject to claw back in the event of a misstatement of the Consolidated Financial Statements on which they were earned leading to an incorrect award. Subject to Committee discretion, all ADSs resulting from the awards must be held for a minimum of three years from the date of grant whether or not vested, effectively four years from the setting of the targets (other than to fund the exercise price and tax liabilities on a vesting or exercise). The maximum value of awards that can be granted is 150% of base salary for the Chief Executive Officer and 120% of base salary for the Group Finance Director as set out in LTiP rules and the approved Policy Report.

Non-Executive Directors

Summary of how the Directors' Remuneration Policy for the Non-Executive Directors will be applied during the year ending December 31, 2017.

The Board decide on the approach to compensating the Non-Executive Directors. The percentage of awards made as fees is fixed in the EIP.

	2017 $ Base Fee	2016 $ Base Fee	% Increase Base Fee	Value of Share Awards % of Base Fee 2017	Value of Share Awards % of Base Fee 2016
Joseph Bonn(1)	98,812	80,702	0%	50%	50%
Kevin Flannery(3)	79,050	79,050	0%	50%	50%
David Landless	79,050	79,050	0%	50%	50%
Brian Kushner(2)	79,050	46,116	0%	50%	50%
Clive Snowdon(2)	79,050	32,940	0%	50%	50%
Adam Cohn(2)	79,050	32,940	0%	50%	50%

(1)
Base fee increase reflects additional supplement for Chairman Fees from December 2016. Mr. Bonn did not take this supplement during his period as interim Chairman.

(2)
Fee for 2016 part year only

(3)
Kevin Flannery will not offer himself for re-election to the Board at the 2017 AGM

Payment to Past Directors and Payment for Loss of Office (audited)

No payments to past Directors or payment for loss of office were made during 2016 and 2015.

Directors' Interests in Shares in the Company (audited)

	American Depository Shares (1 ADS=£0.50 ord.) Held at Dec 31, 2016 No.	American Depository Shares (1ADS=£0.50 ord.) Held at Jan 1, 2016 No.
Brian Purves(1)(2)(8)	670,160	650,662
Andrew Beaden(1)(3)(8)	103,406	91,604
Joseph Bonn(4)	5,783	3,300
Kevin Flannery(5)	14,355	12,533
David Landless(6)	5,581	3,295
Brian Kushner	—	—
Adam Cohn	—	—
Clive Snowdon(7)	2,000	—

(1)
Brian Purves and Andrew Beaden hold a substantial portion of their shares as ordinary shares not yet having translated them to ADS. For ease of comparison the table shows their interests as ADSs. Those shares acquired during the year have been acquired as ADSs.

(2)
The shares identified as held by Brian Purves include his beneficial holding through connected persons and the 1,062 shares held in the SIP (2015: 664). The SIP shareholding includes 387 Matching Shares. Certain of the ADSs held in the SIP are subject to forfeiture as explained in Note 6 to the Single Figure table on page 101.

(3)
The shares identified as held by Andrew Beaden include shares held by connected persons and the 974 shares held in the SIP (2015: 604). The SIP shareholding includes 359 Matching Shares. Certain of the ADSs held in the SIP are held subject to forfeiture as explained in Note 2 above.

(4)
The additional 2,483 ADS acquired by Joseph Bonn during the year were as the result of his 2015 "Other Fees" share award of 3,168 ADS vesting prior to the 2016 AGM together with accrued dividend of 121 shares. He also purchased a further 661 ADS on the market. The ADS delivered are net of shares not issued to pay option costs and tax due on the value of the awards. Further details on these awards can be found in the Notes to Single Figure—Non-Executive Directors' Remuneration on pages 102 to 103.

(5)
The additional 1,822 ADS acquired by Kevin Flannery during the year were as the result of his 2015 "Other Fees" share awards of 3,168 ADS vesting prior the 2016 AGM together with accrued dividend of 121 shares. The ADSs delivered are net of shares not issued to pay option costs and tax due on the value of the awards. Further details on these awards can be found in the Notes to Single Figure—Non-Executive Directors' Remuneration on pages 102 to 103.

(6)
The additional 2,286 ADS acquired by David Landless during the year were as the result of his 2015 "Other Fees" share awards of 3,168 ADS vesting prior to the 2016 AGM together with accrued dividend of 121 shares and 642 ADS comprising restricted stock ADS from those awarded to him on appointment, which vested in equal thirds over three years, the final tranche being released in March 2016. The ADSs delivered are net of shares not issued to pay option costs and tax due on the value of the awards. Further details of his awards can be found in Notes to Single Figure—Non-Executive Directors' Remuneration on pages 102 to 103.

(7)
The shares identified as held by Clive Snowdon are held by a connected person and were ADS purchased on the market during the year.

(8)
In addition to the above interests, Brian Purves and Andrew Beaden also have interests in the deferred shares of £0.0001 of the Company as follows:

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

Total Directors' Shareholdings and Interests at 31 December 2016

	Shares Owned Beneficially (1x ADS=£0.50 ord.)	Shares Subject to Forfeiture	Options Vested but not Exercised	Restricted Stock Units Not Yet Vested (Assuming will be settled in Shares not Cash)
Brian Purves	670,160	387	201,300	—
Andrew Beaden	103,406	359	80,266	—
Non-Executive
Joseph Bonn	5,783	—	20,000	3,200
Kevin Flannery	14,355	—	20,000	3,200
David Landless	5,581	—	—	3,200
Brian Kushner	—	—	—	3,200
Adam Cohn	—	—	—	—
Clive Snowdon	2,000	—	—	—

(1)
A breakdown of the vested and unvested awards and brief details of the plans under which the awards were made can be found in Outstanding Share Awards During 2016 table on page 105 of this report.

(2)
In addition to the above shareholdings and interests Brian Purves and Andrew Beaden also have interests in the deferred shares of £0.0001 of the Company details of which can be found in the Notes Directors' Interests in Shares in the Company (audited) table above.

Performance Graph

U.K. legislation requires the Annual Remuneration Report to contain a line graph that shows the total shareholder return (TSR) over a seven year period for both a holding of the Company's listed shares and a hypothetical comparator holding of shares representing a specified broad equity market index. As the Company's ADSs were only listed on the NYSE at the beginning of October 2012, we are only able to provide TSR for the Company's shares in a listed environment for a period October 3, 2012 to December 31, 2016. We have used the S&P SmallCap 600 (Industrial) index as the most appropriate to where we are placed as a small cap company in the U.S. and the industrials sub-sector includes most of our comparable companies. The graph shows the value of $100 vested in Luxfer in October 2012 at the I.P.O., compared to $100 invested in the S&P SmallCap 600 (Industrial) on the same date. The S&P SmallCap 600 (Industrial) was chosen as the index as it comprises companies that most closely resemble Luxfer. The TSR is calculated in U.S. dollars.

History of Total Remuneration Figure for Chief Executive Officer

We have included the total remuneration figure for the Chief Executive Officer for a seven year period as required by legislation despite the TSR graph only reflecting the TSR from the date of the I.P.O.

U.S.$ Year ended December 31	2010	2011	2012	2013	2014	2015	2016
Total remuneration	897,421	998,638	1,050,878	985,076	853,320	1,021,357	836,317
Annual bonus %	100%	100%	71%	0%	0%	39%	0%
Share awards vesting %	N/A	N/A	100%	59%	59%	21%	0%

Relative Importance of Spend on Pay

The following chart sets out the Group's actual spend on pay (for all employees) relative to dividends paid in the current and prior year.

(To assist with conformity and transparency we have used staff costs as set out in Note 6 to the Consolidated Financial Statements.)

Percentage Change in Chief Executive Officer's Remuneration

We have selected U.K. employees as the most appropriate comparator as the Chief Executive Officer is based in the U.K. and the benefits structure is similar. The 2015 amounts were adjusted for the impact of translation and have been calculated using the 2016 average exchange rate of $1.3444:£.

U.S.$	2016	2015	% change
Salary
Chief Executive Officer	534,802	524,316	2.0%
U.K. employee average	43,927	43,598	0.8%
Benefits
Chief Executive Officer	27,635	26,864	2.9%
U.K. employee average	660	706	(6.5)%
Annual Bonus
Chief Executive Officer (bonus value taken in shares)	—	203,992	(100.0)%
U.K. employee average	1,215	1,621	(25.0)%

Statement of voting at AGM

The Annual Remuneration Implementation Report was put to an advisory vote at the 2016 AGM.

	Votes for (and percentage of votes cast)	Votes against (and percentage of votes cast)	Proportion of share capital voting	Shares on which votes were withheld
Annual Remuneration Implementation Report	18,986,432	528,850	73.77%	3,130
	97.29%	2.71%

The vote received in favor of the Remuneration Report was 97.29%, and the larger shareholders with whom the Directors liaise with from time to time did not make any negative comments in those conversations concerning Directors' pay and incentives. As referred to in the Chairman's letter at the beginning of the Remuneration Report, the remuneration policy is currently under review and will be presented at the 2017 AGM for Shareholder approval.

Approval of Report

Joseph Bonn, the Chairman of the Committee, will attend the forthcoming AGM and will be available to answer any questions shareholders may have concerning the Directors' remuneration. This Remuneration Report will be submitted for approval by an advisory vote at the forthcoming AGM.

Signed on behalf of the Board by:

J A Bonn
CHAIRMAN
March 14, 2017
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

In 2016 (as in 2015), we were a foreign private issuer (an "FPI") as defined in the SEC's rules and regulations, and consequently, in many aspects of corporate governance we rely on a provision in the NYSE's Listed Company Manual ("NYSE's Manual") that permits us to follow home-country practice in lieu of certain NYSE corporate governance requirements. For example, although each member of our Audit Committee must be independent within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each such member does not need to satisfy the requirements for independence set out in Section 303A.02 of the NYSE's Manual. Our Nomination Committee and Remuneration Committee each consist entirely of Non-Executive Directors; however, each such Non-Executive Director is not required to satisfy the requirements for independence set out in Section 303A.02 of the NYSE's Manual. The Companies Act does not require us to establish, and we have not established, a corporate governance committee, as would otherwise be required for U.S. listed companies pursuant to the NYSE's Manual. As an FPI we are not subject to all of the disclosure requirements applicable to companies organized within the U.S. that relate to corporate governance. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act.

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

Board Members

During 2016, the Board comprised a Non-Executive Chairman, between four and five Non-Executive Directors and two Executive Directors. The maximum number of Directors permitted under the Articles is eight. All Directors have an interest in the shares of the Company as set out in the Remuneration Report on pages 98 to 113.

Our Articles contain a provision requiring a third of the Directors to retire by rotation each year. In line with best practice, the Nomination Committee has proposed and the Board has agreed that all directors should offer themselves for re-election at the 2017 annual general meeting ("AGM").

Brief biographical details of the Directors who served during 2016 are provided in Item 6.A, together with information on their Committee and other commitments.

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

Executive Management Board

The Executive Management Board meets at least eight times a year. It is chaired by the Chief Executive Officer. The Executive Management Board consists of the Group Finance Director and senior management at group and divisional levels. The members of the Executive Management Board during 2016 are listed on page 92. The Executive Management Board acts in an advisory capacity to the Chief Executive Officer and provides a forum where matters of interest or concern to the Group can be reviewed and discussed, strategy debated, policies developed and agreed, best practice discussed and appropriate measures implemented. It also provides an opportunity for senior management to receive updates on progress in other areas of the Group outside their remit.

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

Attendance at Board and Committee Meetings during 2016

	Board	Audit Committee	Remuneration Committee	Nomination Committee
Peter Haslehurst	3	3	2	0
Joseph Bonn	10	8	2	2
Andrew Beaden	11	Non-member*	Non-member	Non-member
Adam Cohn	5	Non-member	0	Non-member
Kevin Flannery	10	8	2	1
Brian Kushner	6	3	0	1
David Landless	10	8	2	2
Brian Purves	11	Non-member*	Non-member*	Non-member*
Clive Snowdon	5	3	0	1
Total number of meetings	11	8	2	2
No. of meetings held at operational sites in the U.K. or U.S.	1

*
Although not a member of the Committee the director attended the meeting to present to the Committee.

See Item 6.A, as to when certain members of the Board and Committee members retired.

Information and Support

The Company Secretary normally distributes Board and Committee agendas and materials to the Board and Committees seven days before a scheduled meeting.

There is a written procedure for decisions to be taken between scheduled Board and Committee meetings that also deal with information distribution in such cases.

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

The Board evaluates its information and support procedures periodically to ensure they remain appropriate.

Audit Committee

The members of our Audit Committee during the year were:

David Landless	Non-Executive Director and Chairman
Joseph Bonn	Non-Executive Director
Kevin Flannery	Non-Executive Director
Peter Haslehurst	Non-Executive Director (retired from Luxfer on May 24, 2016)
Brian Kushner	Non-executive Director (appointed on August 5, 2016)
Clive Snowdon	Non-executive Director (appointed on August 5, 2016)

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

Each year, normally prior to the commencement of the financial year, the Committee establishes a schedule of meetings to coincide with the key events in the Company's financial reporting and audit cycle to ensure it has sufficient time on its agendas to deal with matters for which it has responsibility. Agendas and appropriate papers are issued for each meeting. The Chairman speaks to the external auditors as he considers appropriate and necessary in preparation for meetings at which matters are discussed that have been identified by the Company's external auditors or are relevant to them.

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

During the year the Audit Committee met on eight occasions and among other matters they undertook the following:

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

Remuneration Committee

Membership of the Remuneration Committee and details of its work appear in the Remuneration Report on pages 98 to 113. Its terms of reference appear under the Governance section on the Company's website.

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

AGM documentation is normally sent out at least 20 working days before the meeting. Separate resolutions are proposed and proxy votes for our ordinary shares are recorded. Results for, against and withheld are posted to the Company's website. All Directors attend the AGM. ADS holders are given the opportunity through procedures agreed with the depository, The Bank of New York Mellon, to vote the number of ordinary shares that represents their holding of ADSs at the AGM, provided they have submitted valid instructions to the depository by the date set by the depository for receiving such instructions. Holders of ADSs under the Company's all employee share plans are also given the opportunity to vote under a similar process through the Trustee or Agent of the scheme as appropriate.

D.    Employees

The average number of employees by division, function and geography for the years ended December 31, 2016, 2015 and 2014, were as follows:

	2016	2015	2014
By Division:
Elektron	699	703	626
Gas Cylinders	988	1,003	1,064

Total	1,687	1,706	1,690

By Function:
Direct production and distribution	1,381	1,432	1,435
Indirect:
Sales and administration	246	218	198
Research and development	60	56	57

Total	1,687	1,706	1,690

By Geography:
Europe	844	870	884
North America	822	814	783
Rest of the World	21	22	23

Total	1,687	1,706	1,690

Employees at a number of our locations are members of various trade union organizations. We consider our employee relations to be good. We have experienced work stoppages in the past, but do not consider any of these work stoppages to have been material to our operations. We also employed on average 129, 163 and 143 temporary contract and agency staff in 2016, 2015 and 2014, respectively. Our average total headcount, including employees and temporary contract and agency staff, was 1,816, 1,869 and 1,833 in 2016, 2015 and 2014, respectively.

E.    Share Ownership

The following table shows the number of shares owned by our Directors and members / designated members of our executive management as of December 31, 2016.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned(1)	ADS equivalent	Awards over Ordinary Shares(2)	ADS equivalent		Percentage ownership
Joseph Allison Bonn	5,783	5,783	23,200	23,200	(7)	(*	)
Brian Gordon Purves(3)	670,160	670,160	215,235	215,235	(8)	2.5%
Andrew Michael Beaden(4)	103,406	103,406	86,088	86,088	(9)	(*	)
Adam Cohn	—	—	—	—		—
Kevin Sean Flannery	14,355	14,355	23,200	23,200	(7)	(*	)
Brian G Kushner	—	—	3,200	3,200	(7)	—
David Farrington Landless	5,581	5,581	3,200	3,200	(7)	(*	)
Clive Snowdon	2,000	2,000	—	—		—
Edward John Haughey(5)	157,042	157,042	90,363	90,363	(10)	(*	)
David Terence Rix(6)	59,774	59,774	42,050	42,050	(11)	(*	)
Andrew John Butcher	72,290	72,290	43,103	43,103	(12)	(*	)

(*)
Indicates beneficial ownership of less than one percent of our ordinary shares

(1)
Number of shares owned as shown both in this table and the accompanying footnotes and percentage of ownership are based upon 27,136,799 £0.50 ordinary shares (equivalent 27,136,799 ADSs) outstanding as at December 31, 2016.

(2)
Awards comprise options and restricted stock units ("RSUs") over ADSs granted under the agreements or incentive plans described below:

I.P.O. Option Awards:    As part of the I.P.O. process in 2012, stand-alone options grants (each, an "I.P.O. option") were made over ADSs to the Executive Directors, Non-Executive Directors and certain other key executives. The I.P.O. options were granted on October 2, 2012, 40% of which vested on the date of grant and with the remainder vesting in equal tranches over three years from the date of grant. All options are now vested and exercisable. The I.P.O. options expire if not exercised on or prior to October 1, 2019, and have an exercise price of $10 per ADS.

LTiP Awards:    Awards granted under the Luxfer Holdings PLC Long-Term Umbrella Incentive Plan ("LTiP") in 2013 ("2013 Grants"), 2014 ("2014 Grants"), 2015 ("2015 Grants") and 2016 ("2016 Grants") were made either as options or RSUs.

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

Time-based and market-value options were granted on January 31, 2013, and vest annually in equal tranches over three years from the date of grant ("time-based 2013 options" and "market-value 2013 options", respectively). The time-based and market-value 2013 options expire if not exercised on or prior to January 30, 2018. Time-based and market-value 2013 options have an exercise price of £0.50 per ADS and $12.91 per ADS, respectively. RSUs have no expiry date as they are settled on vesting. Time-based RSUs ("time-based 2013 RSUs") are settled on the vesting date and are subject to a nominal payment of £0.50 per ADS on settlement.

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

  2014 Grants

  Performance-based options and performance-based RSUs ("performance-based 2014 options" and "performance-based 2014 RSUs", respectively) were granted on March 20, 2014, and vest on the attainment of annual EPS targets tested annually over a three-year period. If an EPS target is not attained in a specific year, the awards subject to that EPS target lapse. Performance-based 2014 options expire, if not exercised, on or prior to March 19, 2021, and have an exercise price of £0.50 per ADS. Performance-based 2014 RSUs are settled on the vesting date and are subject to a nominal payment of £0.50 per ADS on settlement. If the EPS target for a specific year is attained at stretch, 150% of the award vests. One ordinary share underlies each performance-based 2014 option.

  EIP:    2014 awards granted under the Non-Executive Directors' Equity Incentive Plan (the "EIP") comprised RSUs ("EIP 2014 RSUs"), which were granted on May 30, 2014, and vested the day before the 2015 AGM of the Company. They were settled upon vesting and were subject to a nominal payment of £0.50 per ADS.

  2015 Grants

  LTiP: No awards were made to the Executive Directors or members of the Executive Management Board in 2015. However, the Remuneration Committee set a score card of goals which if met by the December 31, 2015, would lead to an award of time-based nominal cost options or time-based RSUs. Further detail on the proposed grants can be found on page 104.

  EIP:    2015 awards granted under the EIP comprised RSUs ("EIP 2015 RSUs"), which were granted on May 29, 2015, and vest the day before the 2016 AGM of the Company. They are settled upon vesting and are subject to a nominal payment of £0.50 per ADS.

  2016 Grants

  Time-based options were granted on March 21, 2016, and vest annually in equal tranches over three years from the date of grant ("time-based 2016 options"). The time-based 2016 options expire if not exercised on or prior to March 21, 2021. Time-based 2016 options have an exercise price of £0.50 per ADS. Time-based RSUs ("time-based 2016 RSUs") are settled on the vesting date and are subject to a nominal payment of £0.50 per ADS on settlement.

  EIP:    2016 awards granted under the EIP comprised RSUs ("EIP 2016 RSUs"), which were granted on May 24, 2016, and vest the day before the 2017 AGM of the Company. They are settled upon vesting and are subject to a nominal payment of £0.50 per ADS.

(3)
Includes 413,216 ordinary shares held by Barnett Waddingham Capital Trustees Limited BG Purves Retirement Trust and 120,000 ordinary shares owned by Mr. Purves' spouse. Also includes 387 ADSs which are Matching Shares granted by the Company to Mr. Purves when he purchased the equivalent number of Partnership Shares under the all employee share incentive plan operated by the Company for its U.K. employees (the "U.K. SIP"). If within three years of purchase Mr. Purves leaves the Company in circumstances other than as a 'good leaver' or if he sells the Partnership Shares within that period, the Matching Shares are forfeited.

(4)
Includes 30,000 ordinary shares beneficially owned by Mr. Beaden's spouse. Also includes 359 ADSs which are Matching Shares granted by the Company to Mr. Beaden when he purchased the equivalent number of Partnership Shares under the U.K. SIP. If within three years of purchase Mr. Beaden leaves the Company in circumstances other than a 'good leaver' or if he sells the Partnership Shares within that period, the Matching Shares are forfeited.

(5)
Includes 120,000 ordinary shares beneficially owned by Mr. Haughey's spouse. Also includes 381 ADSs which are Matching Shares granted by the Company to Mr. Haughey when he purchased the equivalent number of Partnership Shares under the U.K. SIP. If within three years of purchase Mr. Haughey leaves the Company in circumstances other than a 'good leaver' or if he sells the Partnership Shares within that period, the Matching Shares are forfeited.

(6)
Includes 40,000 ordinary shares beneficially owned by Mr. Rix's spouse. Also includes 346 ADSs which are Matching Shares granted by the Company to Mr. Rix when he purchased the equivalent number of Partnership Shares under the U.K. SIP. If within three years of purchase Mr. Rix leaves the Company in circumstances other than a 'good leaver' or if he sells the Partnership Shares within that period, the Matching Shares are forfeited.

(7)
Includes 20,000 I.P.O. options and 3,200 EIP 2016 RSUs granted to Mr. Bonn, 20,000 I.P.O. options and 3,200 EIP 2016 RSUs granted to Mr. Flannery, 3,200 EIP 2016 RSUs granted to Dr. Kushner and 3,200 EIP 2016 RSUs granted to Mr. Landless.

(8)
Includes 179,200 I.P.O. options, 22,100 market-value 2013 options and 13,935 time-based 2016 options.

(9)
Includes 69,000 I.P.O. options, 9,100 market-value 2013 options, 2,167 performance-based 2013 options and 5,821 time-based 2016 options. Mr. Beaden exercised all his 59,020 ESOP options during the year.

(10)
Includes 77,000 I.P.O. options, 8,100 market-value 2013 options and 5,263 time-based 2016 options.

(11)
Includes 36,600 I.P.O. options and 5,450 time-based 2016 options.

(12)
Includes 36,600 I.P.O. options and 6,503 time-based 2016 options.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders.

The following table shows our major shareholders (shareholders that are beneficial owners of 5% or more of the Company's voting shares) as of December 31, 2016, based on notifications made to the Company or public filings:

Shareholder	Number of Ordinary Shares Beneficially Owned	Equivalent ADS Beneficially Owned	Percent(8)
Wellington Management Group LLP(1)	3,494,798	3,494,798	13.2%
Canton Group(2).	2,147,910	2,147,910	8.1%
T. Rowe Price Associates, Inc.(3)	1,927,590	1,927,590	7.3%
Paradice Investment Management LLC(4)	1,732,363	1,732,363	6.6%
Stonehill Group(5)	1,542,783	1,542,783	5.8%
Nantahala Capital Management LLC(6)	1,537,293	1,537,293	5.8%
GMT Capital Group(7)	1,406,920	1,406,920	5.3%

(1)
This information is based solely on the Schedule 13F filed on February 14, 2017, by Wellington Management Group LLP ("Wellington") (formerly known as Wellington Management Company, LLP), a Massachusetts limited liability partnership. Wellington is an investment adviser and may be deemed to beneficially own 3,494,798 ordinary shares (equivalent to 3,494,798 ADSs) held by its clients. Wellington's principal business address is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(2)
This information is based solely on the Schedule 13G filed jointly on February 14, 2017, by Canton Holdings, L.L.C ("Canton"), a Delaware limited liability company, Archer Capital Management, L.P. ("Archer"), a Delaware limited partnership, Joshua A. Lobel and Eric J. Edidin (together with Canton, Archer and Messrs. Lobel and Edidin, the "Canton Group"). Includes (i) 2,147,910 ADSs (equivalent to 2,147,910 ordinary shares) beneficially owned by Archer, (ii) 2,147,910 ADSs (equivalent to 2,147,910 ordinary shares) beneficially owned by Canton (inclusive of the ordinary shares beneficially owned by Archer) and (iii) 2,147,910 ADSs (equivalent to 2,147,910 ordinary shares) beneficially owned by each of Messrs. Lobel and Edidin (inclusive of the ordinary shares beneficially owned by Canton). Canton is the general partner of Archer, which is the investment manager for certain private investment funds. Messrs. Lobel and Edidin are principals of Canton. The principal business address of each member of the Canton Group is 570 Lexington Avenue, 40th Floor, New York, NY 10022.

(3)
This information is based solely on the Schedule 13G filed on February 7, 2017, by T. Rowe Price Associates, Inc. ("Price Associates"), a Maryland corporation. Price Associates is an investment adviser and may be deemed to beneficially own 1,927,590 ADSs (equivalent to 1,927,590 ordinary shares). Price Associates disclaims beneficial ownership of such ADSs and ordinary shares. The principal business address of Price Associates is 100 E. Pratt Street, Baltimore, MD 21202.

(4)
This information is based solely on the Schedule 13G filed jointly on February 6, 2017, by Paradice Investment Management LLC ("Paradice LLC"), a Delaware limited liability company, and Paradice Investment Management Pty Ltd ("Investment Pty"), a company incorporated in Australia. Includes 1,732,363 ADSs (equivalent to 1,732,363 ordinary shares) beneficially owned by Paradice LLC and (ii) 1,732,363 ADSs (equivalent to 1,732,363 ordinary shares) beneficially owned by Investment Pty (inclusive of the ADSs beneficially owned by Paradice LLC). The principal business address of Paradice LLC is 257 Fillmore Street, Suite 200, Denver, CO 80206. The principal business address of Paradice Investment Pty is Level 27, The Chifley Tower, 2 Chifley Square, Sydney NSW 2000, Australia.

(5)
This information is based solely on the Schedule 13G jointly filed on February 13, 2017, by Stonehill Capital Management LLC ("SCM"), a Delaware limited liability company, Stonehill Master Fund Ltd. ("Stonehill Master"), a Cayman Islands exempted company, John Motulsky, Christopher Wilson, Thomas Varkey, Jonathan Sacks, Peter Sisitsky, Michael Thoyer and Michael Stern (together with SCM, Stonehill Master and Messrs. Motulsky, Wilson, Varkey, Sacks, Sisitsky, Thoyer, and Stern, the "Stonehill Group"). Includes (i) 651,822 ADSs (equivalent to 651,822 ordinary shares) beneficially owned by Stonehill Master, (ii) 1,542,783 ADSs (equivalent to 1,542,783 ordinary shares) beneficially owned by SCM (inclusive of the ADSs beneficially owned by Stonehill Master) and (iii) 1,542,783 ADSs (equivalent to 1,542,783 ordinary shares) beneficially owned by each of Messrs. Motulsky, Wilson, Varkey, Sacks, Sisitsky, Thoyer and Stern ("Stonehill Management") (inclusive of the ADSs beneficially owned by SCM). SCM is the investment adviser of Stonehill Master. The individuals comprising Stonehill Management are the managing members of SCM. Each member of the Stonehill Group disclaims beneficial ownership of such ordinary shares except to the extent of its or his pecuniary interest therein. The principal business address of each member of the Stonehill Group is c/o Stonehill Capital Management LLC, 885 Third Avenue, 30th Floor, New York, NY 10022.

(6)
This information is based solely on the Schedule 13G filed jointly on February 14, 2017, by Nantahala Capital Management, LLC, a Massachusetts limited liability company, Wilmot B. Harkey and Daniel Mack. Includes 1,537,293 ADSs (equivalent to 1,537,293 ordinary shares) beneficially owned by Nantahala LLC and (ii) 1,537,293 ADSs (equivalent to 1,537,293 ordinary shares) beneficially owned by each of Messrs. Harker and Mack ("Nantahala Management"). The principal business address of Nantahala LLC is 19 Old Kings Highway S, Suite 200, Darien, CT 06820.

(7)
This information is based solely on the Schedule 13G jointly filed on February 14, 2017, by GMT Capital Corp. ("GMT Capital"), a Georgia corporation, Bay Resource Partners, L.P. ("Bay"), a Delaware limited partnership, Bay II Resource Partners, L.P. ("Bay II"), a Delaware limited partnership, Bay Resource Partners Offshore Fund, Ltd ("Bay Offshore"), a Cayman Islands exempted company, and Thomas E. Claugus (collectively, the "GMT Capital Group"). Includes (i) 402,420 ADSs (equivalent to 402,420 ordinary shares) held by Bay, (ii) 303,270 ADSs (equivalent to 303,270 ordinary shares) held by Bay II, (iii) 600,560 ADSs (equivalent to 600,560 ordinary shares) held by Bay Offshore, (iv) 1,406,920 ADSs (equivalent to 1,406,920 ordinary shares) beneficially owned by GMT Capital (inclusive of the ADSs held by Bay, Bay II and Bay Offshore) and (v) 1,406,920 ADSs (equivalent to 1,406,920 ordinary shares) beneficially owned by Mr. Claugus. GMT Capital is the general partner of Bay and Bay II and the discretionary investment manager of Bay Offshore. Mr. Claugus is the President of GMT Capital. The principal business address of each member of the GMT Capital Group is 2300 Windy Ridge Parkway, Suite 550 South, Atlanta, GA 30339.

(8)
Based upon the percentage of the total ordinary share capital in issue. As of December 31, 2016, this was 26,415,559 ordinary shares (December 31, 2015: 26,916,914).

Between January 1, 2016, and December 31, 2016:

  ▪
  the percentage of our ordinary shares beneficially owned by (i) Stonehill Group decreased from 9.2% to 5.8%, and (ii) GMT Capital Group decreased from 9.0% to 5.3%; and

  ▪
  Nantahala LLC became a major shareholder.

Between January 1, 2015, and December 31, 2015:

  ▪
  the percentage of our ordinary shares beneficially owned by (i) Canton Group increased from 7.3% to 9.4%, and (ii) T. Rowe Price Associates, Inc. decreased from 12.6% to 7.3%;

  ▪
  Paradice Investment Management LLC became a major shareholder; and

  ▪
  FMR LLC ("FMR"), a Delaware limited liability company, Edward C. Johnson 3d and Abigail P. Johnson (together with FMR and Ms. Johnson, the "Fidelity Group") ceased to be major shareholders of the Company. The percentage of shares beneficially owned by the Fidelity Group decreased from 5.2% to 1.6%.

Between January 1, 2014, and December 31, 2014:

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

Share split

Following the approval of a two-for-one share split at the AGM on May 29, 2014, and change in ADR ratio on June 9, 2014, each £0.50 ordinary share represents one American Depositary Share ("ADS"). The share split and ratio change were proposed for administrative convenience and simplicity, in particular to enable us to present earnings per ordinary share equal to earnings per ADS to avoid the complexity of presenting different earnings per share measures given that previously each £1 ordinary share represented two ADSs.

U.S. Resident Shareholders of Record

BNY (Nominees) Limited is the holder of record for the Company's ADR program, pursuant to which each ADS represents one ordinary share of £0.50 each. At January 3, 2017, BNY (Nominees) Limited held 25,180,726 ordinary shares representing 92.8% of the issued share capital held at that date. As of that date, we had a further 68,700 ordinary shares held by two U.S. resident shareholders of record, representing approximately 0.3% of total voting power. Certain of these ordinary shares and ADSs were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the U.S. is not representative of the number of beneficial holders or of the residence of beneficial holders.

B.    Related Party Transactions

Since January 1, 2014, other than disclosed below, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of our directors, members of our Executive Management Board, associates, holders of more than 10% of any class of our voting securities, or any affiliates or member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe where required in "Management."

On February 5, 2014, as a part of a relocation, one of the subsidiary companies of the Group purchased outright the residential property of David Rix, a member of our Executive Management Board. The property was valued on similar terms to arm's length transactions by third parties with a purchase price of $1.2 million. This asset was held as a current asset in the Group balance sheet. On July 3, 2015, the property was sold for proceeds of $1.2 million.

The son of the Chief Executive Officer was employed by the Group during 2016, having joined through our normal recruitment channels.

C.    Interests of experts and counsel

Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information.

See "Item 18. Financial Statements."

Dividend distribution policy

We did not declare or pay any dividends on our ordinary shares in 2009, 2010 or 2011. In July 2012, our Board of Directors declared an interim dividend of £0.25 per £1 ordinary share (equal to $0.39 per £1 ordinary share at an exchange rate of $1.57:£1), totaling $3.8 million, which was paid on August 10, 2012. Our first quarterly dividend of $0.10 per ADS was declared and paid in October 2012 to holders of our ordinary shares as of September 30, 2012. In 2013, interim dividends totaling $2.7 million ($0.10 per ADS) were paid on February 6, 2013, May 8, 2013, August 7, 2013 and November 6, 2013. In 2014, interim dividends totaling $2.7 million ($0.10 per ADS) were paid on February 5, 2014, May 7, 2014, August 6, 2014 and November 5, 2014. In 2015, interim dividends totaling $2.7 million ($0.10 per ADS) were paid on February 5, 2015, May 6, 2015, August 5, 2015 and November 4, 2015. In 2016, an interim dividend totaling $3.4 million was paid on February 3, 2016 and interim dividends totaling $3.3 million were paid on May 4, 2016, August 3, 2016 and November 2, 2016. The declaration and payment of these dividends and any future dividends will be at the discretion of our Board of Directors and will depend upon our results of operations, cash requirements, financial position, contractual restrictions, restrictions imposed by our indebtedness, any future debt agreements or applicable laws and other factors that our Board of Directors may deem relevant. As with all dividends declared to date, we expect future dividends to be paid out of our earnings. See Item 5. "Operating and Financial Review and Prospects" and Item 3.D. "Risk factors—Risks Relating to Our Operations—Our ability to pay regular dividends on our ordinary shares is subject to the discretion of our Board of Directors and will depend on many factors, including our results of operations, cash requirements, financial position, contractual restrictions, applicable laws and other factors, and may be limited by our structure and statutory restrictions and restrictions imposed by the Revolving Credit Facility, the Loan Notes, as well as any future agreements."

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

B.    Significant Changes.

Except as disclosed elsewhere in this Annual Report, there have been no significant changes since December 31, 2016.

Item 9.    The Offer and Listing.

A.    Offer and listing details.

Price History of Stock

Following the listing of our ordinary shares, in the form of ADSs evidenced by ADRs, on October 3, 2012, on the NYSE, the following table sets forth, for the periods indicated, the reported high and low prices quoted in USD.

	Price Per ADS
	High	Low
	(in USD)
Annual
2016	13.60	9.17
2015	14.98	9.20
2014	22.05	13.44
2013	21.16	12.03
2012	12.74	10.05
Quarter
2016
First Quarter	11.21	9.17
Second Quarter	13.60	9.99
Third Quarter	13.39	10.28
Fourth Quarter	12.06	9.28
2015
First Quarter	14.98	12.67
Second Quarter	14.12	11.99
Third Quarter	13.48	10.29
Fourth Quarter	12.84	9.20
Month
2016
September	12.13	10.61
October	11.86	9.29
November	11.37	9.28
December	12.06	10.85
2017
January	12.28	10.82
February	11.40	10.86

B.    Plan of distribution.

Not applicable.

C.    Markets.

As of December 31, 2016, 25,180,726 ADSs of Luxfer Holdings PLC are listed on the NYSE. The depositary for the ADSs holds one £0.50 ordinary share for every ADS. Prior to this listing, no public market existed for our ordinary shares. Our ordinary shares are listed, in the form of ADSs evidenced by ADRs, on the NYSE under the symbol "LXFR".

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

This discussion is based on the federal income tax laws of the U.S., as well as U.S. Treasury promulgated thereunder and judicial and administrative interpretations thereof, all as in effect as of the date of this Annual Report, and the income and capital gains tax convention between the U.S. and the U.K. that was signed on July 24, 2001, (and amended by a Protocol signed on July 19, 2002) (the "Treaty"). All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This summary does not address any tax consequences under the laws of any state or locality of the U.S., or the Medicare tax on net investment income.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will generally be taxed at the lower rate applicable to qualified dividend income, provided that (1) the ADSs are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of a qualifying income tax treaty with the U.S. that has been approved by the Internal Revenue Service for purposes of the qualified dividend rules, (2) we are not a passive foreign investment company (a "PFIC") for either our taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed on the NYSE. Based on our financial statements and current expectations regarding our income, assets and activities, we believe that we were not a PFIC in

2016 and do not anticipate becoming a PFIC in 2017 or in the foreseeable future. If we were to be a PFIC for any taxable year during which a U.S. Holder holds our shares, certain adverse U.S. federal income tax consequences (including, but not limited to, dividends received by non-corporate U.S. Holders being treated as other than qualified dividends) could apply. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs.

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

Taxation of Dispositions of ADSs

Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS equal to the difference between the amount realized (in U.S. dollars) for the ADS and your tax basis (in U.S. dollars) in the ADS. The gain or loss will generally be a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss.

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

U.K. Tax Considerations

This section discusses the material U.K. tax consequences of an investment in ordinary shares or ADSs by Eligible U.S. Holders. It applies only to Eligible U.S. Holders that beneficially hold ordinary shares or ADSs as capital assets and does not address the tax treatment of investors that are subject to special rules. An "Eligible U.S. Holder" is an investor that, at all material times: (i) qualifies for benefits under the income and capital gains tax convention between the U.S. and the U.K. that was signed on July 24, 2001, (and amended by a Protocol signed on July 19, 2002) (the "Treaty"); (ii) is a resident of the U.S. for the purposes of the Treaty; and (iii) is not resident in the U.K. for U.K. tax purposes at any material time.

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

POTENTIAL INVESTORS IN THE ADSs SHOULD SATISFY THEMSELVES PRIOR TO INVESTING AS TO THE OVERALL TAX CONSEQUENCES, INCLUDING, SPECIFICALLY, THE CONSEQUENCES UNDER UNITED KINGDOM TAX LAW AND HMRC PRACTICE OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES OR ADSs, IN THEIR OWN PARTICULAR CIRCUMSTANCES BY CONSULTING THEIR OWN TAX ADVISORS.

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

Transfers of ordinary shares to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts (which will include a transfer of ordinary shares to the depositary or to the custodian as nominee or agent for the depositary) or to a nominee or agent for, a person whose business is or includes the provision of clearance services, will generally be regarded by HMRC as subject to stamp duty or SDRT at 1.5% of the amount or value of the consideration or, in certain circumstances, the value of the ordinary shares transferred. In practice this liability for stamp duty or SDRT is in general borne by such person depositing the relevant shares in the clearance service or depositary receipt scheme.

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

F.     Dividends and paying agents.

Not applicable.

G.    Statement by experts.

Not applicable.

H.    Documents on display.

You may read and copy any reports or information that we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other documents about issuers, like us, that file electronically with the SEC. The address of that site is "www.sec.gov".

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

A treasury committee, chaired by the Group Finance Director, controls and oversees the monitoring of market risks and hedging activities undertaken throughout the company.

Effect of Currency Movement on Results of Operations

We conduct business in the U.K., the U.S., continental Europe, Australasia and Asia and in various other countries around the world and, accordingly, our results of operations are subject to currency translation risk and currency transaction risk.

For the year ended December 31, 2016, our revenue by origin of manufacture and destination of sales, as a percentage of our consolidated revenue for continuing operations, were as follows:

Revenue by Geographic Origin
2016

Geographic Region	Percentage of Revenue
North America	63%
U.K.	27%
Other Europe	9%
Asia Pacific	1%

 Revenue by Geographic Destination
2016

Geographic Region	Percentage of Revenue
North America	55%
European Community excluding U.K.	22%
Asia Pacific	11%
U.K.	8%
South and Central America	2%
Other Europe	1%
Africa	1%

In 2016, 51%, 8% and 22% of our sales revenue from continuing operations was denominated in U.S. dollars, GBP sterling and euro, respectively.

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

The chart below shows the monthly rates used to translate our U.K. and continental Europe operations over the last year:

  Translation risk on net assets

We hold significant assets in the U.S., U.K. and continental Europe, and we have in the past used either forward foreign currency exchange contracts or local currency debt to hedge translation risk on our net assets. Since 2004, we have not engaged in the use of forward foreign currency exchange contracts for the purpose of hedging translation risk, although we may in the future enter into other similar arrangements when we believe it appropriate. We use local denominated debt externally provided by third parties, in various forms and to various levels, to hedge the exchange rate risks. We had net assets employed (which excludes inter-segment assets and liabilities) in North America, the U.K. and continental Europe of $112.3 million, $6.9 million and $19.7 million, respectively, as of December 31, 2016. Of the $112.3 million net assets employed in North America, $17.3 million related to goodwill with a functional currency of GBP sterling, the functional currency of the holding company, Luxfer Holdings PLC, following the transition to IFRS in 2012. Net assets employed in other regions only totaled $3.0 million and therefore were not a significant risk. Following the change in presentation currency to U.S. dollars as part of the transition to IFRS, we are now exposed to translation risk for the U.K. and all other non-U.S. net assets employed plus the U.S. goodwill, which in total is $46.9 million. Depreciation of the U.S. dollar compared to GBP sterling positively affects the value of our assets that are exposed to translation risk as reported in U.S. dollars in our consolidated financial statements and, conversely, the appreciation of the U.S dollar has a negative impact on the value of those assets.

As at December, 31, 2016, the U.S. dollar had strengthened by approximately 20% against GBP sterling and by approximately 3% against the euro, compared to December, 31, 2015. These movements in conjunction with exchange rate movements of our other overseas investments, which are principally denominated in Czech koruna, Chinese renminbi, Canadian dollars and Australian dollars, decreased our consolidated net assets by $13.1 million, which we reported in our statement of other comprehensive income. As of December 31, 2016, we estimate that a 10% appreciation in the U.S. dollar against the other currencies of our operations would have decreased the value of our consolidated net assets by approximately $12.6 million.

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

	First quarter 2016	Second quarter 2016	Third quarter 2016	Fourth quarter 2016	Full year 2016
	(in $ million)
All currencies—translation impact—gain / (loss)
Revenue	$(1.9)	$(2.7)	$(3.9)	$(4.9)	$(13.4)
Operating profit	(0.2)	(0.2)	(0.1)	(1.1)	(1.6)

The table above also indicates the impact of movements in the exchange rate of GBP sterling, the euro and other currencies against the U.S. dollar for 2016. We estimate that a 10% appreciation in the U.S. dollar against the other currencies of our operations in 2016 would have decreased our operating profit by approximately $0.5 million.

  Hedging of currency translation risk

The gains and losses arising from our exposure to movements in foreign currency exchange rates are recognized in the statement of other comprehensive income.

We cannot easily hedge the impact of translation risk on our operating profits, but we are able to hedge the translation risk on our overseas net assets. The two common methods are through either bank borrowing denominated in the foreign currency or use of forward foreign currency exchange contracts. We have hedged this risk through bank borrowings denominated in the same currencies as the net assets they help to fund. We can draw down amounts under our Revolving Credit Facility in U.S. dollars, GBP sterling and euro. As of December 31, 2016, we had $117.0 million of debt denominated in U.S. dollars and £4.7 million of debt denominated in GBP sterling (as of December 31, 2015, we had $117.0 million of debt denominated in U.S. dollars and £16.5 million of debt denominated in GBP sterling). We have on occasion also used forward foreign currency exchange contracts to hedge this exposure. However, this approach is less desirable than the use of bank debt because it requires the cash settlement of the contracts, which exposes us to an additional cash flow risk. As a result, we have not used such hedges in recent years. We also report any gains and losses on hedging instruments in the statement of other comprehensive income, offsetting the exchange movements on overseas net assets.

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

The analysis of our revenue by destination and origin demonstrates that, although 27% of our product sales revenue in 2016 originates from manufacturing facilities in the U.K., only 8% of our revenue is derived from sales to customers within the U.K. The remaining percentage of revenue is generated from exports outside the U.K. In 2016, we sold 22% of our products into the countries that have adopted the euro, but we only manufactured 5% of our goods in the Eurozone. As a result, movement in the exchange rate between the euro and GBP sterling is our largest currency transaction risk. We estimate the net exposure to the euro between sales and purchases equates to a gross profit exposure varying between €40 million and €50 million a year, fluctuating due to changes in sales, which will vary due to market demand factors. The geographic sales analysis shows that the U.S. dollar is another potential source of currency transaction risk for our U.K. operations, with sales of products denominated in U.S. dollars extending beyond North America, as many of our sales to Asia are also priced in U.S. dollars. We also purchase a significant amount of raw materials priced in U.S. dollars. The U.K. operations are exposed to a net transaction risk for U.S. dollars estimated at $10 million to $30 million for a net sales risk per year. We manage transaction risk on the sales and purchase cash flows separately, using separate sell and buy forward currency contracts, rather than on a net basis.

  Hedging of currency transaction risk

To mitigate our exposure to currency transaction risk, we operate a policy of hedging all contracted commitments in foreign currency, and we also hedge a substantial portion of non-contracted forecast currency receipts and payments for up to 18 months forward.

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

As of December 31, 2016, we held various foreign currency exchange contracts designated as hedges in respect of forward sales for U.S. dollars, euros, Japanese yen and Australian dollars for the receipt of GBP sterling or euros. For our largest risk exposure, euro to GBP sterling, we had hedges in place for 2017 covering approximately 58% of our forecasted sales. We also held foreign currency exchange contracts designated as hedges in respect of forward purchases for U.S. dollars by the sale of GBP sterling. The contract totals in GBP sterling, range of maturity dates and range of exchange rates are disclosed below:

	Sales hedges as of December 31, 2016
	U.S. dollars	Euros	Australian dollars
Contract totals / £M	27.6	39.4	2.9
Maturity dates	01/17 to 11/18	01/17 to 11/18	09/17
Exchange rates	$1.2310 to $1.5638	€1.0951 to €1.4200	$1.7237

Purchase hedges as of December 31, 2016
	U.S. dollars	Euros
Contract totals / £M	25.7	2.5
Maturity dates	01/17 to 10/18	01/17 to 06/17
Exchange rates	$1.2311 to $1.5618	€1.1121 to €1.1804

The fair value of the above hedges was $3.0 million as of December 31, 2016. Under IAS39 a loss of $3.1 million has been deferred from recognition in our consolidated income statement until 2017, because it relates to effective hedges against forecasted sales and purchases in 2017 and 2018. We disclose the amount deferred separately under hedging reserve in our consolidated balance sheet.

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

In 2016, raw material costs were stable. The average three month LME price for aluminum was $1,609 per metric ton in 2016, a decrease of $65 per metric ton, or 3.9%, from the 2015 equivalent figure. The U.S. Midwest Aluminum Premium throughout 2016, remained stable at approximately $200 per metric ton. Magnesium prices rose slightly in 2016 compared to the previous year with the average price of Chinese magnesium on a free on board basis being $2,197 per metric ton, a $57 per metric ton increase, when compared to the average for 2015.

Utility costs have decreased by $2.0 million in 2016 compared to 2015, with the decrease being due to reduced usage driven by the full year impact from the closure of sites during 2015 as well as cost saving initiatives implemented during the year. We continue to seek further cost savings in this area, especially given the risk of higher water and energy costs in the long-term.

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

The three month LME price for primary aluminum was as follows from January 1, 2012, through December 31, 2016:

LME three month price for primary aluminum January 2012 to December 2016

Source: London Metal Exchange

We estimate that changes in the LME price of aluminum will normally take approximately three months to impact our reported costs of sales and operating profits. In 2014, there was little change in the LME, though the price fluctuated during the year. The impact of the higher delivery premiums was approximately $1.6 million, based on the purchase of approximately 12,000 metric tons of aluminum raw materials. In 2015, the price of aluminum fell further, and the Midwest Aluminum Premium declined, resulting in a $1.9 million reduction in our cost base. In 2016, whilst the price of aluminum stated to rise, the fall in the average price year-on-year resulted in a $3.5 million reduction in our cost base.

We estimate the average cost of our LME hedges was $1,604 per metric ton in 2016, $1,942 per metric ton in 2015 and $2,008 per metric ton in 2014.

There is no similar financial market to hedge magnesium, zirconium raw materials or carbon fiber, and prices for these raw materials have been volatile in recent years with some increasing substantially. To help mitigate these risks, we have a number of fixed-price supply contracts for these raw materials, which limit our exposure to price volatility over a calendar year. However, we remain exposed over time to rising prices in these markets, and therefore rely on the ability to pass on any major price increases to our customers in order to maintain our levels of profitability for zirconium, and magnesium-based products. We have also in the last few years, when we felt it was appropriate, made additional physical purchases of magnesium and some rare earth chemicals to delay the impact of higher prices, but this has had a cash flow impact on occasion thereby leading to greater utilization of our revolving credit bank facilities. Also, the price of magnesium in the U.S. is fairly high due to the protection of the U.S. market from Chinese imports through anti-dumping tariffs.

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

In 2016, approximately 60% of our price risk on primary aluminum costs was covered with LME hedges. We estimate we have 60% and 10% of our forecasted price risk of aluminum covered by LME derivative contracts for 2017 and 2018, respectively.

Our hedging policy is designed to enable us to benefit from a more stable cost base. The effect of the LME-related transactions we enter into is to mitigate the unfavorable impact of price increases on aluminum purchases. Under IFRS, similar to the treatment of derivative financial instruments used to hedge foreign currency risk, the change in the fair value of the LME contracts that relate to future transactions is deferred and held in an equity hedging reserve account. Gains and losses derived from such commodity contracts are reflected in the cost of goods sold when the underlying physical transaction takes place. The LME contracts we had at the end of 2016 had a mark-to-market loss of $0.6 million, which was deferred and included in the equity hedging reserve account. This compares to a mark-to-market loss of $3.7 million in 2015.

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

Effect of Interest Rate Movements

  Interest Rate Risk

As of December 31, 2016, we had both fixed rate and variable rate debt outstanding on our consolidated balance sheet. As a result of this exposure, we have in the past hedged interest payable under our floating rate indebtedness based on a combination of forward rate agreements, interest rate caps and swaps. There were no fixed or variable rate interest hedge agreements in place as of December 31, 2016, and December 31, 2015.

On May 13, 2011, we entered into the Senior Facilities Agreement and Note Purchase Agreement, providing a variable interest rate Term Loan and Revolving Credit Facility and fixed rated Loan Notes due 2018. This debt was all drawn down on June 15, 2011. The Loan Notes due 2018 had a $65 million principal amount and a fixed rate of interest of 6.19%. However, during 2016, Luxfer agreed to extend the maturity date of $50 million of the $65 million outstanding aggregate amount of the Loan Notes due 2018. The extension also includes a lower long-term fixed interest rate on the debt. The maturity date on $25 million was extended from June 2018 to June 2023, with a fixed interest rate of 4.88%; and the maturity date on a further $25 million was extended to June 2026 at a fixed interest rate of 4.94%. The Term Loan was fully repaid in October 2012 and under the revised agreement, the value of debt repaid could be re-drawn against the revolving credit facility available in GBP sterling, U.S. dollars or euros. Following an amendment to the Senior Facilities Agreement on March 25, 2014, we are able to draw down up to a maximum aggregate principal amount of $150 million, of which $32.8 million was outstanding at December 31, 2016. The variable interest charged is linked to LIBOR (or, in the case of euro loans, EURIBOR).

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

During the year ended December 31, 2016, we received $0.5 million in fees from the depositary of our ADSs.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.    Controls and Procedures.

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) under the supervision and the participation of the Executive Management Board, which is responsible for the management of the internal controls, and which includes the Chief Executive Officer and the Group Finance Director. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of December 31, 2016, the Chief Executive Officer and Group Finance Director have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information required to be recorded, processed, summarized and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Group Finance Director, to allow timely decisions regarding required disclosure.

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

Our Executive Management Board has assessed the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our Executive Management Board has concluded that our internal control over financial reporting as of December 31, 2016, was effective.

This Annual Report does not include an attestation report of the Company's registered public accounting firm because we qualify as an emerging growth company and, as such, are exempt from such attestation.

Changes in Internal Control over Financial Reporting

During the period covered by this report, we have not made any changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.    [Reserved]

Item 16A.    Audit committee financial expert.

During the year ended December 31, 2016, David Landless served as a Non-Executive Director and as the Audit Committee financial expert and is independent for the purposes of Rule 10A-3 of the Exchange Act, the U.K. Corporate Governance Code and NYSE Section 303A.02.

Item 16B.    Code of Ethics.

The Company has adopted a formal code of ethics applicable to all employees, including to the Chief Executive Officer, Group Finance Director and Group Financial Controller.

The Company's code of ethics is available on our website at: http://www.luxfer.com/governance/code_of_ethics_and_business_conduct.asp

Item 16C.    Principal Accountant Fees and Services.

PricewaterhouseCoopers LLP ("PwC") were our independent auditor for the fiscal years ended December 31, 2016, and December 31, 2015. The table below sets out the amount billed to us by our independent auditor for services performed in the year ended December 31, 2016, and 2015, and breaks down these amounts by category:

	2016	2015
	(in $ million)
Audit fees	1.1	1.1
Audit related fees	—	—
Tax fees
Tax compliance fees	—	—
Tax advisory fees	—	—

Total	1.1	1.1

Audit fees

Audit fees in 2016 and 2015 were related to the audit of our consolidated financial statements and other audit services provided in connection with statutory and regulatory filings or engagements.

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Effective June 4, 2015, the Board authorized a share buy-back program of up to $10.0 million, primarily to satisfy obligations under the Group's employee share programs, subject to applicable securities laws, regulatory considerations and other factors. Shareholder approval for this program was granted at the 2014 Annual General Meeting (for repurchases up to an aggregate amount of 2,700,000 ordinary shares or ADSs). Set forth below is the summary of shares repurchased by us during 2015 and 2016 and the approximate dollar value, and number, of shares that may yet be repurchased under this program:

	Total number of shares purchased	Average price paid per share (in U.S. dollars)	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs (in $ million)	Maximum number of shares that may yet be purchased under the plans or programs
June 5—June 30, 2015	146,804	$13.44	146,804	8.1	2,553,196
July 1—July 31, 2015	—	—	146,804	8.1	2,553,196
August 1—August 31, 2015	—	—	146,804	8.1	2,553,196
September 1—September 30, 2015	—	—	146,804	8.1	2,553,196
October 1—October 31, 2015	—	—	146,804	8.1	2,553,196
November 1—November 30, 2015	—	—	146,804	8.1	2,553,196
December 1—December 31, 2015	—	—	146,804	8.1	2,553,196
January 1—January 31, 2016	236,537	$9.99	383,341	5.7	2,316,659
February 1—February 29, 2016	333,169	$10.21	716,510	2.3	1,983,490
March 1—March 31, 2016	21,331	$10.66	737,841	2.0	1,962,159
April 1—April 30, 2016	—	—	737,841	2.0	1,962,159
May 1—May 31, 2016	—	—	737,841	2.0	1,962,159
June 1—June 30, 2016	—	—	737,841	2.0	1,962,159
July 1—July 31, 2016	—	—	737,841	2.0	1,962,159
August 1—August 31, 2016	—	—	737,841	2.0	1,962,159
September 1—September 30, 2016	—	—	737,841	2.0	1,962,159
October 1—October 31, 2016	18,276	$9.50	756,117	1.9	1,943,883
November 1—November 30, 2016	24,872	$9.50	780,989	1.6	1,919,011
December 1—December 31, 2016	—	—	780,989	1.6	1,919,011

Total	780,989	$10.72	780,989	1.6	1,919,011

Item 16F.    Change in Registrant's Certifying Accountant.

Not applicable.

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

Finally, in addition to the independence requirement described above, the audit committee of a U.S. listed company must (i) satisfy the other requirements of Rule 10A-3 under the Exchange Act, (ii) have a minimum of three members, and (iii) have a written charter that addresses certain corporate governance matters. Our audit committee comprises four Non-Executive Directors who are independent for purposes of Rule 10A-3 under the Exchange Act and satisfies the other requirements of Rule 10A-3 under the Exchange Act. Moreover, our audit committee has written terms of reference that are generally responsive to the requirements under NYSE rule 303A.07 and which are available on our website.

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

Item 16H.    Mine Safety Disclosure.

Not applicable.

 PART III

Item 17.    Financial Statements.

Not applicable.

Item 18.    Financial Statements.

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit reports of PricewaterhouseCoopers LLP and Ernst & Young LLP, independent registered public accounting firms, are included herein preceding the audited consolidated financial statements.

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
2.3	Amended and Restated Note Purchase Agreement dated as of June 29, 2016 by and among BA Holdings, Inc. and the parties named therein
2.4	Senior Facilities Agreement dated as of May 13, 2011, as amended and restated on December 23, 2016 by and among Luxfer Holdings PLC and the parties named therein
2.5	First Amendment to Amended and Restated Note Purchase Agreement dated as of March 13, 2017 by and among Luxfer Holdings PLC and the parties named therein
2.6	Amended and Restated Note Purchase and Private Shelf Agreement dated as of June 29, 2016 by and among Luxfer Holdings PLC and the parties named therein
2.7	First Amendment to Amended and Restated Note Purchase and Private Shelf Agreement dated as of March 13, 2017 by and among Luxfer Holdings PLC and the parties named therein
4.1	Executive Share Option Plan (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-178278), as amended, initially filed with the SEC on December 2, 2011)
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

Luxfer Holdings PLC
March 14, 2017	By:	/s/ Andrew Michael Beaden
Andrew Michael Beaden
Group Finance Director

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Luxfer Holdings plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements and consolidated statements of changes in equity present fairly, in all material respects, the financial position of Luxfer Holdings PLC and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the two years in the periods ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Manchester, United Kingdom

March 14, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Luxfer Holdings PLC

We have audited the accompanying consolidated income statement, consolidated statement of comprehensive income, consolidated cash flow statement and consolidated statement of changes in equity, of Luxfer Holdings PLC, for the year ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of its operations and its cash flows of Luxfer Holdings PLC for the year ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP

Manchester, United Kingdom

March 19, 2015

LUXFER HOLDINGS PLC
CONSOLIDATED INCOME STATEMENT
All amounts in millions, except share and per share data

	Note	2016 $M	2015 $M	2014 $M
REVENUE	2	414.8	460.3	489.5
Cost of sales		(321.4)	(356.3)	(376.6)

Gross profit		93.4	104.0	112.9
Distribution costs		(7.8)	(7.9)	(8.1)
Administrative expenses		(50.8)	(52.6)	(59.7)
Share of results of joint ventures and associates	14	0.5	(1.2)	(0.3)

TRADING PROFIT	2	35.3	42.3	44.8
Profit on sale of redundant site	5	2.1	—	—
Changes to defined benefit pension plan	5	0.6	18.0	—
Restructuring and other expense	5	(2.2)	(22.4)	(3.9)

OPERATING PROFIT	3	35.8	37.9	40.9
Other income / (expense):
Acquisitions and disposals	5	0.2	(2.0)	4.5
Finance income:
Interest received	7	1.2	0.5	0.5
Finance costs:
Interest costs	8	(6.8)	(7.4)	(6.6)
IAS 19R retirement benefits finance charge	8	(2.1)	(3.0)	(2.7)
Unwind of discount on deferred contingent consideration from acquisitions	8	(0.4)	(0.4)	(0.3)

Total finance costs		(9.3)	(10.8)	(9.6)

PROFIT ON OPERATIONS BEFORE TAXATION		27.9	25.6	36.3
Income tax expense	9	(6.0)	(9.5)	(7.1)

NET INCOME FOR THE YEAR		21.9	16.1	29.2

Attributable to:
Equity shareholders		21.9	16.1	29.2

Earnings per share:
Basic
Unadjusted	10	$0.83	$0.60	$1.09

Diluted
Unadjusted	10	$0.82	$0.59	$1.05

LUXFER HOLDINGS PLC
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
All amounts in millions, except share and per share data

	Note	2016 $M	2015 $M	2014 $M
Net income for the year		21.9	16.1	29.2

Other comprehensive income movements
Items that may be reclassified to the consolidated income statement:
Exchange differences on translation of foreign operations		(13.1)	(8.6)	(10.8)
Fair value movements in cash flow hedges		1.1	(5.4)	1.4
Transfers to consolidated income statement on cash flow hedges		(0.9)	(0.1)	0.1
Exchange differences on translation of hedging reserve		—	—	0.2
Deferred income taxes on cash flow hedges		—	1.1	(0.5)

Hedge accounting income / (expense) adjustments		0.2	(4.4)	1.2

Total hedge accounting and translation of foreign operations movements		(12.9)	(13.0)	(9.6)

Items that will not be reclassified to the consolidated income statement:
Remeasurement of defined benefit retirement plans	29	(21.7)	4.4	(35.4)
Deferred income taxes on retirement benefits remeasurements	23	4.3	(1.5)	8.9

Retirement benefits changes		(17.4)	2.9	(26.5)

Total other comprehensive loss movements for the year		(30.3)	(10.1)	(36.1)

Total comprehensive (loss) / income for the year		(8.4)	6.0	(6.9)

Attributed to:
Equity shareholders		(8.4)	6.0	(6.9)

LUXFER HOLDINGS PLC
CONSOLIDATED BALANCE SHEET
All amounts in millions, except share and per share data

	Note	December 31, 2016 $M	December 31, 2015 $M
ASSETS
Non-current assets
Property, plant and equipment	11	127.9	136.0
Intangible assets	12	80.6	87.0
Investments	14	10.0	7.2
Deferred income tax assets	23	16.6	13.8
Trade and other receivables	16	0.3	—

		235.4	244.0

Current assets
Inventories	15	82.5	91.8
Trade and other receivables	16	57.6	62.3
Income tax receivable		2.4	0.7
Cash and cash equivalents	17	13.6	36.9

		156.1	191.7

TOTAL ASSETS		391.5	435.7

EQUITY AND LIABILITIES
Capital and reserves
Ordinary share capital	18	25.3	25.3
Deferred share capital	18	150.9	150.9
Share premium account	18	56.4	56.4
Treasury shares	18	(7.1)	(1.3)
Retained earnings	20	308.1	316.6
Own shares held by ESOP	18	(0.5)	(0.2)
Share based compensation reserve	20	3.8	4.1
Hedging reserve	20	(3.3)	(3.5)
Translation reserve	20	(57.9)	(44.8)
Merger reserve	20	(333.8)	(333.8)

Capital and reserves attributable to the Group's equity shareholders		141.9	169.7

Total equity		141.9	169.7

Non-current liabilities
Bank and other loans	21	121.0	131.6
Retirement benefits	29	66.5	58.9
Deferred income tax liabilities	23	4.9	1.7
Deferred contingent consideration	25	1.5	2.9
Provisions	22	1.1	1.5
Trade and other payables	24	0.6	—

		195.6	196.6
Current liabilities
Trade and other payables	24	51.1	65.5
Current income tax liabilities		0.1	0.1
Deferred consideration	25	1.3	—
Provisions	22	1.5	3.8

		54.0	69.4

Total liabilities		249.6	266.0

TOTAL EQUITY AND LIABILITIES		391.5	435.7

LUXFER HOLDINGS PLC
CONSOLIDATED CASH FLOW STATEMENT
All amounts in millions, except share and per share data

	Note	2016 $M	2015 $M	2014 $M
RECONCILIATION OF CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income for the year		21.9	16.1	29.2
Adjustments to reconcile net income for the year to net cash flows from continuing operating activities:
Income taxes	9	6.0	9.5	7.1
Depreciation and amortization	3	18.4	18.6	18.1
Loss on disposal of property, plant and equipment	3	0.2	—	0.3
Profit on sale of redundant site	5	(2.1)	—	—
Share based compensation charges net of cash settlement	6	1.1	1.3	1.8
Net interest costs		5.6	6.9	6.1
Non-cash restructuring charges		—	17.7	—
Curtailment and past service credits on retirement benefits obligations	5	(0.6)	(18.2)	—
IAS 19R retirement benefits finance charge		2.1	3.0	2.7
Acquisitions and disposals costs	5	(0.2)	2.0	(4.5)
Unwind of discount on deferred contingent consideration from acquisitions		0.4	0.4	0.3
Share of results of joint ventures and associates	14	(0.5)	1.2	0.3
Changes in operating assets and liabilities:
Sale of assets classified as held for sale		—	1.2	(1.2)
(Increase) / decrease in receivables		(1.8)	5.0	(7.8)
Decrease / (increase) in inventories		4.5	3.0	(8.5)
Decrease in payables		(10.3)	(0.9)	(1.9)
Movement in retirement benefits obligations		(6.3)	(8.6)	(10.4)
Movement in provisions	22	(2.6)	0.3	—
Acquisitions and disposals costs paid	25	(1.2)	(0.6)	(1.6)
Income taxes paid		(5.4)	(5.1)	(7.0)

NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES		29.2	52.8	23.0
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(16.5)	(15.3)	(20.4)
Purchases of intangible assets		(2.4)	(2.1)	(1.9)
Proceeds from sale of redundant site		3.0	—	—
Receipts from sales of property, plant and equipment		0.4	—	—
Cash received as compensation for insured assets		0.2	—	—
Investment in joint ventures and associates		0.2	(4.2)	0.2
Interest income received from joint ventures and associates		0.3	0.4	0.3
Net cash flows on purchase of businesses	25	(0.3)	—	(58.0)

NET CASH FLOWS FROM INVESTING ACTIVITIES		(15.1)	(21.2)	(79.8)

NET CASH FLOWS BEFORE FINANCING		14.1	31.6	(56.8)

CASH FLOWS FROM FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities		(1.9)	(1.7)	(1.3)
Interest paid on Loan Notes		(4.5)	(4.9)	(4.2)
Bank interest received		0.2	0.2	0.2
(Repayment) / draw down on banking facilities		(8.5)	9.6	35.2
Issue of Loan Notes due 2021		—	—	25.0
Repayment of other loans		—	—	(0.3)
Amendment to banking facilities—financing costs		—	—	(1.5)
Extension to Loan Notes—financing costs		(0.2)	—	—
Issue of Loan Notes due 2021—financing costs		—	—	(0.2)
Dividends paid	19	(13.3)	(10.8)	(10.8)
ESOP cash movements	18	(1.0)	0.1	0.1
Proceeds from issue of shares		—	0.2	0.6
Purchase of treasury shares	18	(6.3)	(1.9)	—

NET CASH FLOWS FROM FINANCING ACTIVITIES		(35.5)	(9.2)	42.8

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		(21.4)	22.4	(14.0)

Net foreign exchange differences		(1.9)	(0.1)	0.2
Cash and cash equivalents at January 1	17	36.9	14.6	28.4

Cash and cash equivalents at December 31	17	13.6	36.9	14.6

LUXFER HOLDINGS PLC
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
All amounts in millions, except share and per share data

	Equity attributable to the equity shareholders of the parent
	Note	Ordinary share capital $M	Deferred share capital $M	Share premium account $M	Treasury shares $M	Retained earnings $M	Own shares held by ESOP $M	Other reserves(1) $M	Total equity $M
At January 1, 2014		25.3	150.9	55.6	—	317.3	(0.5)	(356.9)	191.7

Net income for the year		—	—	—	—	29.2	—	—	29.2
Currency translation differences		—	—	—	—	—	—	(10.6)	(10.6)
Increase in fair value of cash flow hedges		—	—	—	—	—	—	1.4	1.4
Transfer to consolidated income statement on cash flow hedges		—	—	—	—	—	—	0.1	0.1
Remeasurement of defined benefit retirement plans		—	—	—	—	(35.4)	—	—	(35.4)
Deferred income taxes on items taken to other comprehensive income		—	—	—	—	8.9	—	(0.5)	8.4

Total comprehensive income for the year		—	—	—	—	2.7	—	(9.6)	(6.9)

Equity dividends	19	—	—	—	—	(10.8)	—	—	(10.8)
Arising from issue of share capital	18	—	—	0.6	—	—	—	—	0.6
Equity settled share based compensation charges	18	—	—	—	—	—	—	1.1	1.1
Deferred income taxes on items taken to equity	23	—	—	—	—	(0.4)	—	—	(0.4)
Purchase of shares from ESOP	18	—	—	—	—	—	0.1	—	0.1

Other changes in equity in the year		—	—	0.6	—	(11.2)	0.1	1.1	(9.4)

At December 31, 2014		25.3	150.9	56.2	—	308.8	(0.4)	(365.4)	175.4

Net income for the year		—	—	—	—	16.1	—	—	16.1
Currency translation differences		—	—	—	—	—	—	(8.6)	(8.6)
Decrease in fair value of cash flow hedges		—	—	—	—	—	—	(5.4)	(5.4)
Transfer to consolidated income statement on cash flow hedges		—	—	—	—	—	—	(0.1)	(0.1)
Remeasurement of defined benefit retirement plans		—	—	—	—	4.4	—	—	4.4
Deferred income taxes on items taken to other comprehensive income	23	—	—	—	—	(1.5)	—	1.1	(0.4)

Total comprehensive income for the year		—	—	—	—	19.0	—	(13.0)	6.0

Equity dividends	19	—	—	—	—	(10.8)	—	—	(10.8)
Equity settled share based compensation charges	18	—	—	—	—	—	—	0.9	0.9
Arising from issue of share capital	18	—	—	0.2	—	—	—	—	0.2
Purchase of own shares	18	—	—	—	(1.9)	—	—	—	(1.9)
Purchase of shares from ESOP	18	—	—	—	—	—	0.1	—	0.1
Utilization of treasury shares	18	—	—	—	0.6	(0.1)	—	(0.5)	—
Deferred income taxes on items taken to equity	23	—	—	—	—	(0.3)	—	—	(0.3)
Exchange movement on ESOP	18	—	—	—	—	—	0.1	—	0.1

Other changes in equity in the year		—	—	0.2	(1.3)	(11.2)	0.2	0.4	(11.7)

At December 31, 2015		25.3	150.9	56.4	(1.3)	316.6	(0.2)	(378.0)	169.7

Net income for the year		—	—	—	—	21.9	—	—	21.9
Currency translation differences		—	—	—	—	—	—	(13.1)	(13.1)
Increase in fair value of cash flow hedges		—	—	—	—	—	—	1.1	1.1
Transfer to consolidated income statement on cash flow hedges		—	—	—	—	—	—	(0.9)	(0.9)
Remeasurement of defined benefit retirement plans		—	—	—	—	(21.7)	—	—	(21.7)
Deferred income taxes on items taken to other comprehensive income	23	—	—	—	—	4.3	—	—	4.3

Total comprehensive income for the year		—	—	—	—	4.5	—	(12.9)	(8.4)

Equity dividends	19	—	—	—	—	(13.3)	—	—	(13.3)
Equity settled share based compensation charges	18	—	—	—	—	—	—	1.2	1.2
Purchase of own shares	18	—	—	—	(6.3)	—	—	—	(6.3)
Purchase of shares into ESOP	18	—	—	—	—	—	(1.0)	—	(1.0)
Utilization of treasury shares	18	—	—	—	0.5	0.1	—	(0.6)	—
Utilization of shares from ESOP	18	—	—	—	—	0.2	0.7	(0.9)	—

Other changes in equity in the year		—	—	—	(5.8)	(13.0)	(0.3)	(0.3)	(19.4)

At December 31, 2016		25.3	150.9	56.4	(7.1)	308.1	(0.5)	(391.2)	141.9

(1)
Other reserves include a hedging reserve of a loss of $3.3 million (2015: a loss of $3.5 million and 2014: a gain of $0.9 million), a translation reserve of $57.9 million (2015: $44.8 million and 2014: $36.2 million), a merger reserve of $333.8 million (2015 and 2014: $333.8 million) and a share based compensation reserve of $3.8 million (2015: $4.1 million and 2014: $3.7 million).

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts in millions, except share and per share data

1. Accounting policies

Basis of preparation and statement of compliance with IFRS

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as they apply to the consolidated financial statements of the Group and interpretations issued by IFRS Interpretation Committee, for the year ended December 31, 2016. The consolidated financial statements have been prepared on a historical cost basis, except where IFRS requires or permits fair value measurement.

The directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Therefore the directors continue to apply the going concern basis for accounting in the preparation of the consolidated financial statements.

For the purpose of the accompanying consolidated financial statements, subsequent events have been evaluated through to March 14, 2017, which is the date the consolidated financial statements were authorized by the Board. The consolidated financial statements were issued on March 14, 2017.

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

The accounting policies which follow, set out those polices which apply in preparing the consolidated financial statements for the years ended December 31, 2014, December 31, 2015 and December 31, 2016.

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

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

1. Accounting policies (Continued)

Goodwill is initially measured at cost, being the excess of the aggregate of the acquisition-date fair value of the consideration transferred and the amount recognized for the non-controlling interest over the net identifiable amounts of the assets acquired and the liabilities assumed in exchange for the business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the Group's cash generating units that are expected to benefit from the combination. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying value of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash generating unit retained.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous U.K. GAAP amounts subject to being tested for impairment at that date and in subsequent years.

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

Other intangible assets

Other intangible assets excluding development costs, are measured initially at purchase cost, or where acquired in a business combination at fair value, and are amortized on a straight-line basis over their estimated useful lives as shown in the table below.

Research expenditure is expensed as incurred. Internal development expenditure is charged as administrative costs to the consolidated income statement in the year it is incurred unless it meets the recognition criteria of IAS 38 "Intangible Assets". Where the recognition criteria are met, intangible assets are capitalized and amortized over their estimated useful economic lives from product launch, as shown in the table below. Intangible assets relating to products in development are subject to impairment testing at each balance sheet date or earlier upon indication of impairment.

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

Revenue

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied, less inter-company revenue, estimated rebates, returns, settlement discounts and value added tax.

Sale of goods

Revenue for the sale of goods is recognized when all of the following conditions are satisfied:

  ▪
  The significant risks and rewards of ownership of the goods have been transferred to the buyer;

  ▪
  The Group retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

  ▪
  The amount of revenue can be reliably measured;

  ▪
  It is probable that future economic benefits will flow to the entity; and

  ▪
  The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Royalties

Royalty revenue is recognized on an accrual basis in accordance with the substance of the relevant agreements, provided that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

Tooling revenue

Revenue recognition associated with the contracts is recognised in proportion to the progress and costs incurred as a percentage of total expected costs. Payments made in advance of work performed and raw materials purchased for which no work has been performed are excluded from the calculations and are accounted for as deferred income and inventory respectively. Where customer acceptance is on final completion and handover of the tool, revenue is recognised at the point the customer accepts ownership of the tool.

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

Maintenance costs in relation to an item of property, plant and equipment are expensed as incurred.

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

On consolidation, the assets and liabilities of the Group's foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences that arise, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognized in the consolidated income statement in the period in which the operation is disposed or partially disposed.

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

1. Accounting policies (Continued)

  ▪
  other material reversals of provisions.

The nature of the items of expense or income is considered to determine whether the item should be presented as part of operating profit or loss or as other expenses or income. The trading profit and adjusted earnings per share calculations, presented by the Group exclude the impact of these items. Management believes that the use of adjusted measures such as this provides additional useful information on underlying trends to shareholders.

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

Bank and other loans

Bank and other loans are recorded at the fair value of the proceeds received net of directly attributable transaction costs. Issue costs relating to revolving credit facilities are charged to the consolidated income statement over the estimated life of the facility on a periodic basis and are added to the carrying value of the facility. Issue costs relating to fixed term loans are charged to the consolidated income statement using the effective interest method and are added to the carrying value of the fixed term loan.

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

Critical accounting judgments and key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying values of assets and liabilities within the next financial year, are discussed below. The judgments used by management in the application of the Group's accounting policies in respect of these key areas of estimation are considered to be the most significant. The below policies include both elements of judgments and estimates.

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

Pensions

Determining the present value of future obligations of pensions requires an estimation of future mortality rates, future salary increases, future pension increases, future inflation increases and discount rates. These assumptions are determined in association with qualified actuaries. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. The pension liabilities at December 31, 2016 are $66.5 million (2015: $58.9 million). Further details are given in Note 29.

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

International Financial Reporting Standards		Effective date
IFRSs	Annual Improvements to IFRSs: 2013 Cycle	January 1, 2015
IFRSs	Annual Improvements to IFRSs: 2014 Cycle	January 1, 2016
IFRS 11	Joint Arrangements (Amendments)	January 1, 2016
IAS 16, IAS 38	Property, Plant and Equipment, Intangible Assets (Amendments)	January 1, 2016
IFRS 10, IAS 28	Consolidated Financial Statements, Investments in Associates and Joint Ventures (Amendments)	January 1, 2016
IAS 1	Presentation of Financial Statements (Amendments)	January 1, 2016

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

1. Accounting policies (Continued)

New standards and amendments to standards not applied

The IASB has issued the following standards and amendments to standards with a mandatory effective date on or after January 1, 2017:

International Financial Reporting Standards		Mandatory effective date
IAS 7	Statement of cash flows (Amendments)	No earlier than January 1, 2017
IAS 12	Income taxes (Amendments)	No earlier than January 1, 2017
IFRS 2	Share based payments (Amendments)	No earlier than January 1, 2018
IFRS 15	Revenue from Contracts with Customers	No earlier than January 1, 2018
IFRS 9	Financial Instruments	No earlier than January 1, 2018
IFRS 16	Leases	No earlier than January 1, 2019

The Group applies IFRS as issued by the IASB.

The directors do not expect that the adoption of the standards listed above will have a material impact on the consolidated financial statements of the Group in future periods, except as follows:

  ▪
  IFRS 15—This may affect the timing of the recognition of our tooling revenue, although the directors do not believe that this will have a significant impact;

  ▪
  IFRS 9—Financial assets will continue to be classified and measured at amortized cost under IFRS 9. The directors anticipate that the timing of the recognition of impairments will change rather than the size of the balance. Foreign currency exchange contracts should not be impacted although the ability to hedge component parts of the commodity hedges should allow us to decrease the risk of ineffectiveness; and

  ▪
  IFRS 16—Currently disclosed operating leases would be brought on to the balance sheet, and rather than a lease expense charge going through operating income, a depreciation charge and a finance charge would replace this, with the latter going through finance costs. The current level of operating lease commitments is disclosed in Note 26.

Beyond the information above it is not practicable to provide a reasonable estimate of the effect of these standards until a detailed review has been completed.

2. Revenue and segmental analysis

For management purposes, the Group is organized into two reporting divisions, Gas Cylinders and Elektron. These divisions are aggregated from the four identified cash generating units, (CGUs) in the Group; Luxfer Gas Cylinders and Superform aggregate to Gas Cylinders; and Magnesium Elektron and MEL Chemicals aggregate to Elektron. This rationale is in line with IFRS 8 which allows for aggregation of operating

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

2. Revenue and segmental analysis (Continued)

segments on the basis they share similar economic characteristics for the nature of the products and services; the nature of the production processes; the type or class of customer for their products and services; the methods used to distribute their products or provide their services; and the nature of the regulatory environment. The tables below set out information on the results of these two reportable segments.

Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated by the chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments and has been identified as the Board, based on trading profit or loss (defined as operating profit or loss before changes to defined benefit pension plans and restructuring and other expense), and adjusted EBITDA (defined as profit on operations before taxation for the period, finance income (which comprises interest received and foreign exchange gains) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, changes to defined benefit pension plans, restructuring and other expense, other share based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment). For the purposes of our divisional segmental analysis, IFRS 8 requires the use of "segment profit" performance measures that are used by our chief operating decision maker. Trading profit is the "segment profit" used to satisfy this requirement in the below analysis.

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

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

2. Revenue and segmental analysis (Continued)

REPORTING SEGMENTS:

Year ended December 31, 2016

	Gas Cylinders $M	Elektron $M	Unallocated $M	Total Continuing Activities $M
Revenue
Segment revenue	225.8	189.1	—	414.9
Inter-segment revenue	—	(0.1)	—	(0.1)

Revenue to external customers	225.8	189.0	—	414.8

Result
Adjusted EBITDA	19.7	35.6	—	55.3
Other share based compensation charges	(0.6)	(0.8)	—	(1.4)
Loss on disposal of property, plant and equipment	(0.1)	(0.1)	—	(0.2)
Depreciation and amortization	(7.6)	(10.8)	—	(18.4)

Trading profit—segment result	11.4	23.9	—	35.3
Profit on sale of redundant site	—	—	2.1	2.1
Changes to defined benefit pension plans (Note 5)	—	—	0.6	0.6
Restructuring and other expense (Note 5)	—	(2.2)	—	(2.2)

Operating profit	11.4	21.7	2.7	35.8
Acquisitions and disposals (Note 5)	—	0.2	—	0.2
Net interest costs	—	—	(5.6)	(5.6)
IAS 19R retirement benefits finance charge	—	—	(2.1)	(2.1)
Unwind of discount on deferred contingent consideration from acquisitions	—	(0.4)	—	(0.4)

Profit / (loss) on operations before taxation	11.4	21.5	(5.0)	27.9
Tax expense				(6.0)

Net income for the year				21.9

Other segment information
Segment assets	146.8	190.6	54.1	391.5
Segment liabilities	(21.7)	(14.2)	(213.7)	(249.6)

Net assets / (liabilities) employed(2)	125.1	176.4	(159.6)	141.9

Capital expenditure: Property, plant and equipment	6.5	10.0	—	16.5
Capital expenditure: Intangible assets	1.5	0.9	—	2.4

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

2. Revenue and segmental analysis (Continued)

Year ended December 31, 2015

	Gas Cylinders $M	Elektron $M	Unallocated $M	Total Continuing Activities $M
Revenue
Segment revenue	239.1	221.8	—	460.9
Inter-segment revenue	—	(0.6)	—	(0.6)

Revenue to external customers	239.1	221.2	—	460.3

Result
Adjusted EBITDA	16.5	45.7	—	62.2
Other share based compensation charges	(0.7)	(0.6)	—	(1.3)
Depreciation and amortization	(7.2)	(11.4)	—	(18.6)

Trading profit—segment result	8.6	33.7	—	42.3
Changes to defined benefit pension plans (Note 5)	—	—	18.0	18.0
Restructuring and other expense (Note 5)	(21.9)	(0.5)	—	(22.4)

Operating (loss)/profit	(13.3)	33.2	18.0	37.9
Acquisitions and disposals (Note 5)	(0.2)	—	(1.8)	(2.0)
Net interest costs	—	—	(6.9)	(6.9)
IAS 19R retirement benefits finance charge	—	—	(3.0)	(3.0)
Unwind of discount on deferred contingent consideration from acquisitions	—	(0.4)	—	(0.4)

(Loss)/profit on operations before taxation	(13.5)	32.8	6.3	25.6
Tax expense				(9.5)

Net income for the year				16.1

Other segment information
Segment assets	158.3	208.5	68.9	435.7
Segment liabilities	(32.3)	(21.4)	(212.3)	(266.0)

Net assets/(liabilities) employed(2)	126.0	187.1	(143.4)	169.7

Capital expenditure: Property, plant and equipment	6.0	9.3	—	15.3
Capital expenditure: Intangible assets	1.2	0.9	—	2.1

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

2. Revenue and segmental analysis (Continued)

Year ended December 31, 2014

	Gas Cylinders $M	Elektron $M	Unallocated $M	Total Continuing Activities $M
Revenue
Segment revenue	258.9	231.5	—	490.4
Inter-segment revenue	—	(0.9)	—	(0.9)

Revenue to external customers	258.9	230.6	—	489.5

Result
Adjusted EBITDA	14.7	50.1	—	64.8
Other share based compensation charges	(0.8)	(0.8)	—	(1.6)
Loss on disposal of property, plant and equipment	(0.2)	(0.1)	—	(0.3)
Depreciation and amortization	(7.8)	(10.3)	—	(18.1)

Trading profit—segment result	5.9	38.9	—	44.8
Restructuring and other expense (Note 5)	(1.1)	(2.6)	(0.2)	(3.9)

Operating profit/(loss)	4.8	36.3	(0.2)	40.9
Acquisitions and disposals (Note 5)	1.2	3.3	—	4.5
Net interest costs	—	—	(6.1)	(6.1)
IAS 19R retirement benefits finance charge	—	—	(2.7)	(2.7)
Unwind of discount on deferred contingent consideration from acquisitions	(0.1)	(0.2)	—	(0.3)

Profit/(loss) on operations before taxation	5.9	39.4	(9.0)	36.3
Tax expense				(7.1)

Net income for the year employed				29.2

Other segment information
Segment assets	189.5	216.8	53.5	459.8
Segment liabilities	(33.0)	(25.1)	(226.3)	(284.4)

Net assets/(liabilities) employed(2)	156.5	191.7	(172.8)	175.4

Capital expenditure: Property, plant and equipment	8.2	12.3	—	20.5
Capital expenditure: Intangible assets	1.0	0.9	—	1.9

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

2. Revenue and segmental analysis (Continued)

GEOGRAPHIC ORIGIN:

Year ended December 31, 2016

	United Kingdom $M	Rest of Europe $M	North America $M	Australasia $M	Asia $M	Total $M
Revenue
Segment revenue	142.6	39.1	282.5	0.1	3.4	467.7
Inter-segment revenue	(28.6)	(1.6)	(22.7)	—	—	(52.9)

Revenue to external customers	114.0	37.5	259.8	0.1	3.4	414.8

Result
Adjusted EBITDA	17.4	(0.4)	37.8	0.1	0.4	55.3
Other share based compensation charges	(1.0)	—	(0.4)	—	—	(1.4)
Loss on disposal of property, plant and equipment	—	(0.1)	(0.1)	—	—	(0.2)
Depreciation and amortization	(5.7)	(2.3)	(10.3)	—	(0.1)	(18.4)

Trading profit/(loss)—segment result	10.7	(2.8)	27.0	0.1	0.3	35.3
Sale of redundant site	2.1	—	—	—	—	2.1
Changes to defined benefit pension plans	—	—	0.6	—	—	0.6
Restructuring and other expense (Note 5)	(0.6)	—	(1.6)	—	—	(2.2)

Operating profit/(loss)	12.2	(2.8)	26.0	0.1	0.3	35.8

Other geographical segment information
Non-current assets(1)	77.5	13.8	143.9	—	0.2	235.4
Net assets employed(2)	6.9	19.7	112.3	0.3	2.7	141.9
Capital expenditure: Property, plant and equipment	6.7	1.2	8.6	—	—	16.5
Capital expenditure: Intangible assets	2.0	—	0.4	—	—	2.4

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

2. Revenue and segmental analysis (Continued)

Year ended December 31, 2015

	United Kingdom $M	Rest of Europe $M	North America $M	Australasia $M	Asia $M	Total $M
Revenue
Segment revenue	145.0	62.4	299.6	0.1	3.9	511.0
Inter-segment revenue	(27.0)	(2.9)	(20.8)	—	—	(50.7)

Revenue to external customers	118.0	59.5	278.8	0.1	3.9	460.3

Result
Adjusted EBITDA	13.6	1.3	46.5	0.2	0.6	62.2
Other share based compensation charges	(1.0)	—	(0.3)	—	—	(1.3)
Depreciation and amortization	(6.1)	(2.3)	(10.1)	—	(0.1)	(18.6)

Trading profit/(loss)—segment result	6.5	(1.0)	36.1	0.2	0.5	42.3
Changes to defined benefit pension plans	18.0	—	—	—	—	18.0
Restructuring and other expense (Note 5)	(8.0)	(7.8)	(6.6)	—	—	(22.4)

Operating profit/(loss)	16.5	(8.8)	29.5	0.2	0.5	37.9

Other geographical segment information
Non-current assets(1)	67.8	14.5	147.6	—	0.3	230.2
Net assets employed(2)	19.7	23.7	122.6	0.3	3.4	169.7
Capital expenditure: Property, plant and equipment	5.5	1.4	8.4	—	—	15.3
Capital expenditure: Intangible assets	1.7	—	0.4	—	—	2.1

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

2. Revenue and segmental analysis (Continued)

Year ended December 31, 2014

	United Kingdom $M	Rest of Europe $M	North America $M	Australasia $M	Asia $M	Total $M
Revenue
Segment revenue	181.9	81.9	292.1	0.1	5.5	561.5
Inter-segment revenue	(38.2)	(4.6)	(29.2)	—	—	(72.0)

Revenue to external customers	143.7	77.3	262.9	0.1	5.5	489.5

Result
Adjusted EBITDA	24.4	(1.9)	41.1	0.1	1.1	64.8
Other share based compensation charges	(1.1)	—	(0.5)	—	—	(1.6)
Loss on disposal of property, plant and equipment	(0.1)	—	(0.2)	—	—	(0.3)
Depreciation and amortization	(6.5)	(2.9)	(8.6)	—	(0.1)	(18.1)

Trading profit/(loss)—segment result	16.7	(4.8)	31.8	0.1	1.0	44.8
Restructuring and other expense (Note 5)	(0.9)	(0.3)	(2.7)	—	—	(3.9)

Operating profit/(loss)	15.8	(5.1)	29.1	0.1	1.0	40.9

Other geographical segment information
Non-current assets(1)	70.8	18.5	154.8	—	0.4	244.5
Net (liabilities)/assets employed(2)	(14.8)	45.2	139.6	0.1	5.3	175.4
Capital expenditure: Property, plant and equipment	8.0	2.0	10.5	—	—	20.5
Capital expenditure: Intangible assets	0.9	0.4	0.6	—	—	1.9

(1)
The Group's non-current assets analyzed by geographic origin include property, plant and equipment, intangible assets and investments.

(2)
Represents net assets employed—excluding inter-segment assets and liabilities.

GEOGRAPHIC DESTINATION:

	United Kingdom $M	Rest of Europe $M	Africa $M	North America $M	South America $M	Asia Pacific $M	Total $M
Revenue—Continuing activities
Year ended December 31, 2016	36.4	94.2	2.4	226.3	9.9	45.6	414.8
Year ended December 31, 2015	53.5	98.9	2.7	245.9	13.4	45.9	460.3
Year ended December 31, 2014	54.7	109.1	4.6	231.0	16.2	73.9	489.5

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

3. Operating profit

Operating profit for continuing activities is stated after charging/ (crediting):

	2016 $M	2015 $M	2014 $M
Research and development expenditure charged to the consolidated income statement	5.5	5.8	8.4
Development capital expenditure included within non-current assets	2.1	2.5	2.2

Total research and development expenditure	7.6	8.3	10.6
less development expenditure capitalized within non-current assets	(2.1)	(2.5)	(2.2)

Net research and development	5.5	5.8	8.4

Depreciation of property, plant and equipment (Note 11)	16.7	16.6	16.9
Amortization of intangible assets (Note 12)	1.7	2.2	1.2
Loss on disposal of property, plant and equipment	0.2	—	0.3
Net foreign exchange gains	(0.7)	(0.6)	(0.5)
Staff costs (Note 6)	111.7	119.0	122.7
Cost of inventories recognized as expense	287.3	316.2	329.9

4. Fees payable to auditors

The total remuneration of the Group's auditor, PricewaterhouseCoopers LLP and other member firms of PricewaterhouseCoopers International Limited, for services provided to the Group during the year ended December 31, 2016 is analyzed below.

PricewaterhouseCoopers LLP was appointed as the Group's auditor for the year ended December 31, 2015. Accordingly, comparative figures in the table below for the year ended December 31, 2014 are in respect of remuneration paid to the Group's previous auditor, Ernst & Young LLP and other member firms of Ernst & Young Global Limited.

	2016 $M	2015 $M	2014 $M
Fees payable to auditors for the audit of the consolidated financial statements	1.1	1.1	1.1
Fees payable to auditors for non-audit services:
Tax compliance services	—	—	0.3
Tax advisory services	—	—	0.2

	—	—	0.5

Total fees payable	1.1	1.1	1.6

The audit fee for the company financial statements of Luxfer Holdings PLC was $0.1 million (2015: $0.1 million and 2014: $0.2 million).

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

5. Other income/ (expense) items

	2016 $M	2015 $M	2014 $M
(a) Profit on sale of redundant site
Credited to operating profit:
Profit on sale of redundant site	2.1	—	—

	2.1	—	—

(b)   Changes to defined benefit pension plan

Credited to operating profit:
Changes to defined benefit pension plan	0.6	18.0	—

	0.6	18.0	—

(c)   Restructuring and other expense

Charged to operating profit:
Rationalization of operations	(0.4)	(21.8)	(1.7)
Patent infringement litigation costs	(0.6)	(0.5)	—
Receivable impairment provision	(1.2)	—	—
I.P.O. related share based compensation charges	—	(0.1)	(0.2)
Environment costs	—	—	(2.0)

	(2.2)	(22.4)	(3.9)

(d)   Acquisitions and disposals

(Charged)/credited to non-operating profit:
Merger and acquisition costs	(0.3)	(2.0)	(1.8)
Remeasurement of deferred contingent consideration	0.5	—	6.3

	0.2	(2.0)	4.5

Profit on sale of redundant site

In 2016, a profit of $2.1 million has been recognized in relation to the sale of the redundant Redditch site to a company that specializes in remediating contaminated land.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

5. Other income/ (expense) items (Continued)

Changes to defined benefit pension plans

During 2016, a net credit of $0.6 million was recognized following the sale of $10.0 million of U.S. deferred pensioner liabilities to an insurer, and lump sum payments of $4.9 million offered to certain U.S. deferred pensioners.

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

Rationalization of operations

In 2016, $0.4 million (2015: $nil and 2014: $0.6 million) of costs have been incurred in relation to rationalization costs in the Elektron division and $nil (2015: $21.8 million and 2014: $1.1 million) have been incurred in the Gas Cylinders division.

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

Patent infringement litigation costs

In 2016, $0.6 million (2015: $0.5 million and 2014: $nil) of legal costs have been incurred in relation to a patent infringement litigation action taken against a competitor; all such costs relate to the Elektron division.

Receivable impairment provision

In 2016, $1.2 million has been incurred for an impairment charge on receivables in relation to an aerospace customer that has entered Chapter 11 protection during the year. This is an operating cost item but has been separated out within the income statement with other unusual operating items and included within restructuring and other expenses line due to the nature of the customer entering Chapter 11.

I.P.O. related share based compensation charges

In 2015, a charge of $0.1 million (2014: $0.2 million) was recognized in the consolidated income statement under IFRS 2 in relation to share options granted as part of the initial public offering. The share options are described in further detail in Note 31.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

5. Other income/ (expense) items (Continued)

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

Merger and acquisition costs

In 2016, a charge of $0.3 million has been recognized in the consolidated income statement in relation to a potential acquisition which was subsequently aborted.

In 2015, a charge of $1.8 million related to two approaches to acquire the company. Neither of these approaches resulted in an executable offer that could be put to shareholders. In 2015, $0.2 million of legal costs have been incurred in relation to the investment in Sub161 Pty Limited; further details are given in Note 14. In 2014, acquisition costs of $1.5 million were recognized by the Elektron division and $0.3 million by the Gas Cylinders division in relation to acquisitions in the year. The acquisitions are described in further detail in Note 25.

Remeasurement of deferred contingent consideration

In 2016, a credit of $0.5 million has been recognized in the consolidated income statement in relation to the remeasurement of deferred contingent consideration arising from the acquisition of Luxfer Magtech Inc. where an element of deferred contingent consideration is no longer payable due to the acquired business failing to achieve a profit trigger at December 31, 2016.

In 2014, a credit of $6.3 million was recognized in the consolidated income statement in relation to the remeasurement of deferred contingent consideration arising from acquisitions. Of the $6.3 million, $4.8 million related to the Elektron division and specifically to the acquisition of Luxfer Magtech Inc. where an element of deferred contingent consideration was considered no longer payable due to the acquired business narrowly failing to achieve a profit trigger at December 31, 2014. In addition, $1.5 million related to the Gas Cylinders division, being the acquisition of Luxfer Utah and a subsequent reassessment of the potential profitability of this acquisition in the light of our then revised expectations for the demand of CNG systems following the fall in oil prices at that time.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

6. Staff Costs

	2016 $M	2015 $M	2014 $M
Wages and salaries	92.2	96.3	98.0
Social security costs	10.5	11.2	12.3
Retirement benefits costs	4.8	5.9	6.6
IAS 19R retirement benefits finance charge	2.1	3.0	2.7
Redundancy costs: Continuing activities	0.7	1.5	1.3
Share based compensation charges	1.4	1.1	1.8

	111.7	119.0	122.7

The average monthly number of employees during the year was made up as follows:

	2016 No.	2015 No.	2014 No.
Production and distribution	1,381	1,432	1,435
Sales and administration	246	218	198
Research and development	60	56	57

	1,687	1,706	1,690

The compensation of the members of our Board of Directors (each, a "director") was:

	2016 $M	2015 $M	2014 $M
Remuneration (short-term benefits)	1.5	1.7	1.4
Social security costs	0.2	0.2	0.2
Post-retirement benefits	0.1	0.2	0.3

Total short-term and post-retirement benefits	1.8	2.1	1.9

In 2016, compensation of key management personnel (including directors) was $2.2 million (2015: $2.6 million and 2014: $2.5 million) for short-term employee benefits, and $0.2 million (2015: $0.4 million and 2014: $0.5 million) for post-employment benefits. Social security costs were incurred of $0.3 million (2015: $0.4 million and 2014: $0.3 million).

Details of the share awards granted are included in the remuneration report in the Remuneration Report.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

6. Staff Costs (Continued)

Directors' interests and related party transactions

No directors had a material interest in, nor were they a party to, any contract or arrangement to which the parent company, Luxfer Holdings PLC (the "Company") or any of its subsidiaries is or was party to either during the year or at the end of the year, with the following exceptions: in the case of the executive directors their individual service contract and the Luxfer Holdings PLC Long-Term Umbrella Incentive Plan; in the case of the non-executive directors their engagement letters or the contract for services under which their services as a director of the Company are provided; in the case of the executive directors and the chairman, the Luxfer Holdings PLC Non-Executive Directors Equity Incentive Plan. Information regarding the share options exercised during the year is included within the Remuneration Report.

On February 5, 2014, as a part of a relocation, one of the subsidiary companies of the Group purchased outright the residential property of David Rix, a member of our Executive Management Board. The property was valued on an arm's length basis by third parties with a purchase price of $1.2 million. This asset was held as a current asset in the Group balance sheet at December 31, 2014. On July 3, 2015, the property was sold for proceeds of $1.2 million.

The son of the Chief Executive Officer is employed by the Group, having joined through our normal recruitment channels.

7. Finance income

	2016 $M	2015 $M	2014 $M
Bank interest receivable	0.2	0.2	0.2
Other interest receivable	0.3	0.3	0.3
Foreign exchange gains on financing activities	0.7	—	—

Total finance income	1.2	0.5	0.5

8. Finance costs

	2016 $M	2015 $M	2014 $M
Bank and other loan interest payable	6.3	6.5	5.2
Amortization of issue costs	0.5	0.9	1.4
IAS 19R retirement benefits finance charge	2.1	3.0	2.7
Unwind of discount on deferred contingent consideration from acquisitions	0.4	0.4	0.3

Total finance costs	9.3	10.8	9.6

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

9. Income taxes

(a)   Analysis of taxation charge for the year

	2016 $M	2015 $M	2014 $M
Current income taxes:
U.K. corporation tax	—	0.3	0.4
Adjustments in respect of previous years	0.2	(0.4)	—

	0.2	(0.1)	0.4
Non-U.K. tax	3.5	7.2	6.8
Adjustments in respect of previous years	—	(0.9)	(0.1)

Total current tax charge	3.7	6.2	7.1

Deferred income taxes:
Origination and reversal of temporary differences	2.1	2.7	0.1
Adjustments in respect of previous years	0.2	0.6	(0.1)

Total deferred income taxes charge	2.3	3.3	—

Tax on profit on operations	6.0	9.5	7.1

The income taxes charges relate to continuing activities and there is no tax charge in relation to discontinued activities.

In 2015, the non-U.K. tax figure was distorted primarily due to the $21.8 million of AF restructuring and other expenses did not lead to a full tax credit due to losses in the AF business.

(b)   Factors affecting the taxation charge for the year

The tax assessed for the year differs from the standard rate of 20% (2015: 20.25% and 2014: 21.5%) for corporation tax in the U.K.

The differences are explained below:

	2016 $M	2015 $M	2014 $M
Profit on operations before taxation	27.9	25.6	36.3

Profit on operations at 2016 standard rate of corporation tax in the U.K. of 20% (2015: 20.25% and 2014: 21.5%)	5.6	5.2	7.8
Effects of:
Non-deductible expenses / (income not taxable)	0.2	2.4	(1.7)
Unprovided deferred income taxes	(2.9)	—	(1.2)
Foreign tax rate differences	2.7	2.6	2.4
Adjustment in respect of previous years	0.4	(0.7)	(0.2)

Tax expense	6.0	9.5	7.1

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

9. Income taxes (Continued)

(c)   Factors that may affect future taxation charge

At December 31, 2016, the Group had carried forward tax losses of $72.1 million (U.K.: $35.3 million, non-U.K.: $36.8 million). Carried forward tax losses for 2015 were $82.9 million (U.K.: $52.9 million, non-U.K.: $30.0 million) and for 2014 were $91.8 million (U.K.: $62.4 million, non-U.K.: $29.4 million). To the extent that these losses are not already recognized for as deferred income taxes, and available to offset against future taxable profits, it is expected that the future effective tax rate would be below the standard rate in the country where the profits are offset. The Group has unrecognized deferred tax assets relating to certain trading and capital losses and other temporary timing difference of $12.3 million (2015: $14.2 million, 2014: $17.8 million), potentially available for offset against future profits.

In his Budget announcement of March 16, 2016, the Chancellor of the Exchequer announced certain tax changes which will have a significant effect on the Group's future tax position. The proposals include further reductions in the U.K. corporation tax rate to 17% from April 1, 2021.

At December 31, 2016, the previously announced reductions in the rate had been 'substantively enacted' and this has been reflected in the Group's consolidated financial statements at December 31, 2016.

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

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

10. Earnings per share (Continued)

Management believe the use of non-GAAP financial measures such as adjusted earnings, as reconciled in the table below, per share more closely reflects the underlying earnings per share performance.

	2016 $M	2015 $M	2014 $M
Basic earnings:
Net income	21.9	16.1	29.2
Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses
Unwind of discount on deferred contingent consideration from acquisitions	0.4	0.4	0.3
Acquisitions and disposals (Note 5)	(0.2)	2.0	(4.5)
Amortization on acquired intangibles	1.0	1.4	0.6
IAS 19R retirement benefits finance charge	2.1	3.0	2.7
Profit on sale of redundant site (Note 5)	(2.1)	—	—
Changes to U.K defined benefit pension plan (Note 5)	(0.6)	(18.0)	—
Restructuring and other expense (Note 5)	2.2	22.4	3.9
Other share based compensation charges	1.4	1.3	1.6
Tax thereon	(1.4)	0.9	(2.9)

Adjusted net income	24.7	29.5	30.9

Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,443,662	26,918,987	26,889,330
Exercise of share options	270,997	453,736	846,463

For diluted earnings per share	26,714,659	27,372,723	27,735,793

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.93	$1.10	$1.15
Unadjusted	$0.83	$0.60	$1.09
Diluted
Adjusted	$0.92	$1.08	$1.11
Unadjusted	$0.82	$0.59	$1.05

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

11. Property, plant and equipment

	Freehold $M	Long leasehold $M	Short leasehold $M	Plant and equipment $M	Total $M
Cost:
At January 1, 2015	56.7	6.3	8.3	318.1	389.4
Additions	0.9	0.4	2.2	11.8	15.3
Disposals	(0.1)	—	(0.1)	(2.7)	(2.9)
Exchange difference	(1.4)	(0.3)	(0.1)	(12.6)	(14.4)

At December 31, 2015	56.1	6.4	10.3	314.6	387.4
Additions	1.9	0.6	0.5	13.5	16.5
Disposals	(3.8)	—	—	(23.0)	(26.8)
Transfers	3.8	(0.2)	—	(3.6)	—
Exchange difference	(1.6)	(0.9)	(0.3)	(25.3)	(28.1)

At December 31, 2016	56.4	5.9	10.5	276.2	349.0

Accumulated depreciation and impairment:
At January 1, 2015	19.0	3.4	3.9	219.3	245.6
Provided during the year	1.6	0.7	0.9	13.4	16.6
Impairment	—	—	—	1.7	1.7
Disposals	(0.1)	—	—	(2.7)	(2.8)
Exchange difference	(0.4)	(0.2)	(0.1)	(9.0)	(9.7)

At December 31, 2015	20.1	3.9	4.7	222.7	251.4
Provided during the year	2.0	0.3	0.8	13.6	16.7
Disposals	(2.8)	—	—	(22.8)	(25.6)
Transfers	7.9	(0.5)	0.2	(7.6)	—
Exchange difference	(0.6)	(0.6)	(0.2)	(20.0)	(21.4)

At December 31, 2016	26.6	3.1	5.5	185.9	221.1

Net book values:
At December 31, 2016	29.8	2.8	5.0	90.3	127.9

At December 31, 2015	36.0	2.5	5.6	91.9	136.0

At January 1, 2015	37.7	2.9	4.4	98.8	143.8

As at December 31, 2016 and December 31, 2015, no assets were held under finance leases.

Long and short leasehold

The long and short leasehold costs relate to leasehold property improvements.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

12. Intangible assets

	Goodwill $M	Customer related $M	Technology and trading related $M	Development costs $M	Software $M	Total $M
Cost:
At January 1, 2015	86.4	13.4	9.8	2.1	3.5	115.2
Additions	—	—	—	2.1	0.2	2.3
Exchange difference	(3.0)	—	(0.5)	(0.2)	(0.2)	(3.9)

At December 31, 2015	83.4	13.4	9.3	4.0	3.5	113.6
Additions	0.1	0.1	—	2.4	0.1	2.7
Disposals	—	—	—	—	(0.6)	(0.6)
Exchange difference	(8.2)	—	(1.3)	(0.4)	(0.3)	(10.2)

At December 31, 2016	75.3	13.5	8.0	6.0	2.7	105.5

Accumulated amortization and impairment:
At January 1, 2015	18.5	0.4	1.4	—	1.6	21.9
Provided during the year	—	1.1	0.5	0.1	0.5	2.2
Impairment	3.7	—	—	—	—	3.7
Exchange difference	(1.0)	—	(0.1)	—	(0.1)	(1.2)

At December 31, 2015	21.2	1.5	1.8	0.1	2.0	26.6
Provided during the year	—	0.7	0.4	0.3	0.3	1.7
Disposals	—	—	—	—	(0.3)	(0.3)
Exchange difference	(2.8)	(0.1)	(0.3)	0.1	—	(3.1)

At December 31, 2016	18.4	2.1	1.9	0.5	2.0	24.9

Net book values:
At December 31, 2016	56.9	11.4	6.1	5.5	0.7	80.6

At December 31, 2015	62.2	11.9	7.5	3.9	1.5	87.0

At January 1, 2015	67.9	13.0	8.4	2.1	1.9	93.3

Customer related intangibles include customer relationships, order backlogs and non-compete agreements. Technology and trading related intangibles include technology, patents, tradenames and trademarks.

Development costs include $5.5 million (2015: $3.9 million) relating to internally generated intangible assets, all other intangible assets are externally generated.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

13. Impairment of goodwill

Goodwill acquired in a business combination is allocated, at acquisition, to the cash-generating units (CGUs) that are expected to benefit from the business combination. The four identified CGUs (Luxfer Gas Cylinders, Superform, Magnesium Elektron and MEL Chemicals) represent the lowest level within the Group at which goodwill is monitored for internal management reporting purposes. The four CGUs are aggregated to form the Group's two defined reportable divisions: Gas Cylinders division and Elektron division. The table below summarizes the carrying value of goodwill by division:

	Gas Cylinders division $M	Elektron division $M	Total $M
At January 1, 2015	27.3	40.6	67.9
Impairment	(3.7)	—	(3.7)
Exchange difference	(1.3)	(0.7)	(2.0)

At December 31, 2015	22.3	39.9	62.2
Additions	—	0.1	0.1
Exchange difference	(3.4)	(2.0)	(5.4)

At December 31, 2016	18.9	38.0	56.9

The Gas Cylinders division goodwill of $18.9 million (2015: $22.3 million) included goodwill attributable to our Luxfer Gas Cylinders operations of $17.9 million (2015: $21.1 million) and goodwill attributable to our Superform operations of $1.0 million (2015: $1.2 million). The Elektron division goodwill of $38.0 million (2015: $39.9 million) included goodwill attributable to our MEL Chemicals operations of $3.9 million (2015: $4.8 million) and goodwill attributable to our Magnesium Elektron operations of $34.1 million (2015: $35.1 million).

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The recoverable amount of each of the cash-generating units has been determined based on a value in use calculation using a discounted cash flow method. The cash flows were derived from a five-year business plan prepared at a detailed level by individual businesses within each CGU. The results of these plans were then extrapolated to give a terminal value based on a growth rate of 2.1% (2015: 2.5%). The five-year business plans were driven by detailed sales forecasts by product type and best estimate of future demand by end market, using current margins. The cash flows included allowance for capital maintenance costs, along with working capital requirements based on the projected level of sales. A pre-tax discount rate of between 10.1% and 10.7% was used for the individual CGUs (2015: 11.4% for all CGUs), which was considered a best estimate for the risk-adjusted cost of capital for the CGUs. The long-term projections assumed product prices and costs were at current levels, but the exchange rates used were: U.S. dollars: GBP sterling exchange of $1.30 and U.S. dollars: Euro exchange of €1.20.

In March 2015, as part of the review of the AF business within the Gas Cylinders division, the goodwill attributable to the manufacturing site in Utah, which was closed during the year, with a carrying value of $3.7 million was impaired in full.

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

14. Investments

	Shares in joint ventures* $M	Shares in associates $M	Loans to joint ventures and associates $M	Total $M
At January 1, 2015	3.1	—	4.3	7.4
Debt funding	—	—	0.5	0.5
Additions	—	5.4	—	5.4
Share of results	(0.7)	(0.5)	—	(1.2)
Impairment	—	(4.6)	—	(4.6)
Exchange difference	—	(0.3)	—	(0.3)

At December 31, 2015	2.4	—	4.8	7.2
Debt funding	—	—	(1.0)	(1.0)
Transfer from trade receivables	—	—	3.7	3.7
Share of results	0.5	—	—	0.5
Exchange difference	(0.2)	—	(0.2)	(0.4)

At December 31, 2016	2.7	—	7.3	10.0

*
The current year shares in joint ventures balance also includes the amounts which were disclosed as other in the prior year financial statements.

The loans to joint ventures and associates are repayable in 2018, with interest being charged on $3.8 million at 8.0% and $3.5 million incurring interest at 6.0%.

See section 4.C "Organizational Structure" for a full list of Luxfer Holdings PLC subsidiaries.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

14. Investments (Continued)

Investment in joint ventures and associates

At December 31, 2016, the Group had the following joint ventures and associates which affect the profit of the Group. Unless otherwise stated, the Group's joint ventures and associates have share capital which consists solely of ordinary shares and are indirectly held, and the country of incorporation or registration is also their principal place of operation.

Name of company	Country of incorporation	Holding	Proportion of voting rights and shares held	Classification	Nature of business
Dynetek Cylinders India Private Limited	India	Ordinary shares	49%	Joint venture	Engineering
Dynetek Korea Co. Limited	South Korea	Ordinary shares	49%	Joint venture	Engineering
Luxfer Holdings NA, LLC	U.S.	N/A	49%	Joint venture	Engineering
Luxfer Uttam India Private Limited	India	Ordinary shares	51%	Joint venture	Engineering
Nikkei-MEL Co. Limited	Japan	Ordinary shares	50%	Joint venture	Distribution
Sub161 Pty Limited	Australia	Ordinary shares	26.4%	Associate	Engineering

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

During 2016, a receivable from Sub161 Pty Limited was converted into a secured loan note which is repayable by March 31, 2018 or before the event of a substantial equity injection, a sale of the business, a material new customer or at the request of Sub161.

The main trading activity in 2016 was in Luxfer Holdings NA, LLC, Luxfer Uttam India Private Limited and Nikkei MEL Co. Limited.

The Group has committed up to $12.5 million of future funding to aid expansion of the U.S. joint venture in the coming years, via $2.5 million of equity into Luxfer Holdings NA, LLC and a $10.0 million secured credit line for working capital and supplier finance of which $3.8 million (2015: $4.8 million) was drawn down at December 31, 2016.

The share of profits of all joint ventures and associates were $0.5 million and $nil, respectively (2015: losses of $0.7 million and $0.5 million, respectively), with no items recognized in other comprehensive income in 2016 or 2015.

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

Related party transactions with joint ventures and associates have been disclosed in Note 32 to the Group's consolidated financial statements.

15. Inventories

	December 31, 2016 $M	December 31, 2015 $M
Raw materials and consumables	28.3	32.5
Work in progress	30.5	30.9
Finished goods and goods for resale	23.7	28.4

	82.5	91.8

The provision against obsolete and excess inventories at December 31, 2016 was $6.5 million (2015: $10.4 million). The cost of inventories recognized as an expense during the year has been disclosed in Note 3. The cost of inventories written-off during 2016 was $0.1 million (2015: $4.8 million).

16. Trade and other receivables

	December 31, 2016 $M	December 31, 2015 $M
Non-current Assets
Derivative financial instruments	0.3	—

	0.3	—

Current Assets
Trade receivables	40.5	43.9
Amounts owed by joint ventures and associates	2.8	6.2
Other receivables	3.1	3.7
Prepayments and accrued income	9.4	8.5
Derivative financial instruments	1.8	—

	57.6	62.3

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

16. Trade and other receivables (Continued)

The directors consider that the carrying value of trade and other receivables approximates to their fair value. Trade receivables are non-interest bearing and are generally on 30-90 day terms. Trade receivables above are disclosed net of any provisions for doubtful receivables.

Included within amounts owed by joint ventures and associates in 2015 was a receivable from Sub161 Pty Limited for $3.6 million, which are secured over certain assets in the business. During 2016, Sub161 Pty Limited converted the loan into a secured loan note thereby re-phasing the repayment but increasing the amount ultimately repayable.

At December 31, 2016, trade receivables with a nominal value of $2.1 million (2015: $4.8 million) were impaired and fully provided for. Movements in the provision for impairment of trade receivables and amounts owed by joint ventures and associates were as follows:

	2016 $M	2015 $M
At January 1	4.8	2.6
Charge in the year	1.3	2.5
Utilized in the year	(3.6)	—
Exchange difference	(0.4)	(0.3)

At December 31	2.1	4.8

17. Cash and cash equivalents

	December 31, 2016 $M	December 31, 2015 $M
Cash at bank and in hand	13.6	36.9

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

	December 31, 2016 No.	December 31, 2015 No.	December 31, 2016 $M		December 31, 2015 $M
Authorized:
Ordinary shares of £0.50 each	40,000,000	40,000,000	35.7	(1)	35.7	(1)
Deferred ordinary shares of £0.0001 each	769,423,688,000	769,423,688,000	150.9	(1)	150.9	(1)

	769,463,688,000	769,463,688,000	186.6	(1)	186.6	(1)

Allotted, called up and fully paid:
Ordinary shares of £0.50 each	27,136,799	27,136,799	25.3	(1)	25.3	(1)
Deferred ordinary shares of £0.0001 each	769,413,708,000	769,413,708,000	150.9	(1)	150.9	(1)

	769,440,844,799	769,440,844,799	176.2	(1)	176.2	(1)

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

During 2016, the Group has not allotted and issued any ordinary shares of £0.50 each (2015: 40,108 ordinary shares of £0.50 each) pursuant to an ordinary resolution empowering the directors to allot equity securities for cash up to an aggregate nominal amount of £20,000,000, passed by shareholders on

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

18. Share capital (Continued)

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

(b)
American Depositary Shares

At December 31, 2016, there were 25,180,726 ADSs (2015: 25,704,815 ADSs) of Luxfer Holdings PLC listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The Depositary for the ADSs holds 1 £0.50 ordinary share for every ADS traded, through American Depositary Receipts.

ADS holders are entitled to instruct their Depositary to vote and to receive a dividend as per the ordinary shareholders, after deducting the fees and expenses of the Depositary.

(c)
Share premium account

$M
At January 1, 2015	56.2
Arising from issue of share capital	0.2

At December 31, 2015	56.4

At December 31, 2016	56.4

The share premium account is used to record the excess of proceeds over nominal value on the issue of shares. Share issue costs directly related to the issue of shares are deducted from share premium.

(d)
Treasury shares

$M
At January 1, 2015	—
Purchase of own shares	(1.9)
Utilization of treasury shares	0.6

At December 31, 2015	(1.3)
Purchase of own shares	(6.3)
Utilization of treasury shares	0.5

At December 31, 2016	(7.1)

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

18. Share capital (Continued)

In June 2015, the Board announced a share buy-back program of up to $10 million, to cover the needs of employee share plans. Shareholder approval for this program was granted at the 2014 Annual General Meeting (for repurchases up to an aggregate amount of 2,700,000 ordinary shares or ADSs).

During 2016, 634,185 ordinary shares had been repurchased under the share buy-back program at a cost of $6.3 million; these repurchased shares are presented as treasury shares. At December 31, 2016, there were 665,424 treasury shares held at a cost of $7.1 million.

During 2015, 146,804 ordinary shares had been repurchased under the share buy-back program at a cost of $1.9 million; these repurchased shares are presented as treasury shares. At December 31, 2015, there were 104,537 treasury shares held at a cost of $1.3 million.

(e)
Own shares held by ESOP

$M
At January 1, 2015	(0.4)
Purchases of shares from ESOP	0.1
Exchange difference	0.1

At December 31, 2015	(0.2)
Purchases of shares into ESOP	(1.0)
Utilization of ESOP shares	0.7

At December 31, 2016	(0.5)

At December 31, 2016, there were 55,816 ordinary shares of £0.50 each (2015: 115,348 ordinary shares of £0.50 each) held by The Luxfer Group Employee Share Ownership Plan (the "ESOP").

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

19. Dividends paid and proposed

	2016 $M	2015 $M	2014 $M
Dividends declared and paid during the year:
Interim dividend paid February 5, 2014 ($0.10 per ordinary share(1))	—	—	2.7
Interim dividend paid May 7, 2014 ($0.10 per ordinary share(1))	—	—	2.7
Interim dividend paid August 6, 2014 ($0.10 per ordinary share)	—	—	2.7
Interim dividend paid November 5, 2014 ($0.10 per ordinary share)	—	—	2.7
Interim dividend paid February 4, 2015 ($0.10 per ordinary share)	—	2.7	—
Interim dividend paid May 6, 2015 ($0.10 per ordinary share)	—	2.7	—
Interim dividend paid August 5, 2015 ($0.10 per ordinary share)	—	2.7	—
Interim dividend paid November 4, 2015 ($0.10 per ordinary share)	—	2.7	—
Interim dividend paid February 3, 2016 ($0.10 per ordinary share)	3.4	—	—
Interim dividend paid May 4, 2016 ($0.10 per ordinary share)	3.3	—	—
Interim dividend paid August 3, 2016 ($0.10 per ordinary share)	3.3	—	—
Interim dividend paid November 2, 2016 ($0.10 per ordinary share)	3.3	—	—

	13.3	10.8	10.8

	2016 $M	2015 $M	2014 $M
Dividends declared and paid after December 31 (not recognized as a liability at December 31):
Interim dividend paid February 4, 2015: ($0.10 per ordinary share)	—	—	2.7
Interim dividend paid February 3, 2016: ($0.125 per ordinary share)	—	3.4	—
Interim dividend paid February 1, 2017: ($0.125 per ordinary share)	3.3	—	—

	3.3	3.4	2.7

(1)
The amount paid per ordinary share has been adjusted for prior periods to achieve comparability, following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

20. Reserves

	Retained earnings $M	Hedging reserve $M	Translation reserve $M	Share based compensation reserve $M	Merger reserve $M
At January 1, 2014	317.3	(0.3)	(25.4)	2.6	(333.8)
Net income for the year	29.2	—	—	—	—
Currency translation differences	—	0.2	(10.8)	—	—
Increase in fair value of cash flow hedges	—	1.4	—	—	—
Transfer to consolidated income statement on cash flow hedges	—	0.1	—	—	—
Remeasurement of defined benefit retirement plans	(35.4)	—	—	—	—
Deferred income taxes on items taken to other comprehensive income	8.9	(0.5)	—	—	—
Equity dividends	(10.8)	—	—	—	—
Equity settled share based compensation charges	—	—	—	1.1
Deferred income taxes on items taken to equity	(0.4)	—	—	—	—

At December 31, 2014	308.8	0.9	(36.2)	3.7	(333.8)

Net income for the year	16.1	—	—	—	—
Currency translation differences	—	—	(8.6)	—	—
Decrease in fair value of cash flow hedges	—	(5.4)	—	—	—
Transfer to consolidated income statement on cash flow hedges	—	(0.1)	—	—	—
Remeasurement of defined benefit retirement plans	4.4	—	—	—	—
Deferred income taxes on items taken to other comprehensive income	(1.5)	1.1	—	—	—
Equity dividends	(10.8)	—	—	—	—
Equity settled share based compensation charges	—	—	—	1.4
Cash settled	—	—	—	(0.5)	—
Deferred income taxes on items taken to equity	(0.3)	—	—	—	—
Utilization of treasury shares	(0.1)	—	—	(0.5)	—

At December 31, 2015	316.6	(3.5)	(44.8)	4.1	(333.8)

Net income for the year	21.9	—	—	—	—
Currency translation differences	—	—	(13.1)	—	—
Increase in fair value of cash flow hedges	—	1.1	—	—	—
Transfer to consolidated income statement on cash flow hedges	—	(0.9)	—	—	—
Remeasurement of defined benefit retirement plans	(21.7)	—	—	—	—
Deferred income taxes on items taken to other comprehensive income	4.3	—	—	—	—
Equity dividends	(13.3)	—	—	—	—
Equity settled share based compensation charges	—	—	—	1.2
Utilization of treasury shares	0.1	—	—	(0.6)	—
Utilization of ESOP shares	0.2	—	—	(0.9)	—

At December 31, 2016	308.1	(3.3)	(57.9)	3.8	(333.8)

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

20. Reserves (Continued)

Nature and purpose of reserves

Hedging reserve

The hedging reserve contains the effective portion of the cash flow hedge relationships entered into by the Group at the reporting date. The movement in the year to December 31, 2016 of $0.2 million (2015: $4.4 million) includes an increase in the fair value of cash flow hedges of $1.1 million (2015: decrease of $5.4 million) and a loss of $0.9 million of cash flow hedges being transferred to the consolidated income statement (2015: loss of $0.1 million). During 2015, the movement also included an increase in deferred income taxes of $1.1 million. For further information regarding the Group's forward foreign currency exchange rate contracts, forward aluminum commodity contracts and forward interest rate agreements refer to Note 28 section (a)—Financial Instruments: Financial Instruments of the Group.

Translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of operations which do not have U.S. dollars as their functional currency.

Share based compensation reserve

The share based compensation reserve is used to recognize the fair value of options and performance shares granted under IFRS 2. For further information refer to Note 31. The charges in 2014, 2015 and 2016 related to options over ADSs and not directly in ordinary shares.

During the year, no shares were purchased on the open market on behalf of one of the share based compensation schemes (2015: shares for the value of $0.2 million were purchased). These shares were held by the scheme, in the names of the employees who are members of the scheme until the end of the holding period.

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

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

21. Bank and other loans

Non-current	December 31, 2016 $M	December 31, 2015 $M
Loan Notes due 2018—gross	15.0	65.0
Unamortized finance costs	(0.1)	(0.7)

Loan Notes due 2018—net	14.9	64.3

Loan Notes due 2021—gross	25.0	25.0
Unamortized finance costs	(0.1)	(0.1)

Loan Notes due 2021—net	24.9	24.9

Loan Notes due 2023—gross	25.0	—
Unamortized finance costs	(0.3)	—

Loan Notes due 2023—net	24.7	—

Loan Notes due 2026—gross	25.0	—
Unamortized finance costs	(0.3)	—

Loan Notes due 2026—net	24.7	—

Revolving credit facility—gross	32.8	43.5
Unamortized finance costs	(1.0)	(1.1)

Revolving credit facility—net	31.8	42.4

	121.0	131.6

On June 29, 2016, Luxfer agreed to extend the maturity date of $50 million of its existing $65 million Loan Notes due 2018. The extension includes a lower long-term fixed interest rate on the debt. The maturity date on $25 million was extended from June 2018 to June 2023 with a reduction in the fixed interest rate from 6.19% to 4.88%; and the maturity date on $25 million was extended to June 2026 at a fixed interest rate of 4.94%. This was facilitated through the utilization of the Shelf Facility.

The $25.0 million seven year private placement will be repayable in full in 2021 and bears interest at a fixed rate of 3.67%. The banking facilities mature at the end of April 2019 and bear interest equal to a margin based upon the Group's leverage plus either EURIBOR or LIBOR, depending on the currency drawn down.

On December 23, 2016, restrictions were amended to relax the terms of the Senior Facilities Agreement, and remove permitted distributions restrictions and the debt service covenant. The Senior Facilities Agreement has an uncommitted accordion facility which provides for a mechanism for the Revolving Credit Facility to be expanded further by up to an additional $50 million (representing up to $200 million in aggregate).

The maturity profile of the Group's undiscounted contractual payments is disclosed in Note 27.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

22. Provisions

	Rationalization and redundancy $M	Employee benefits $M	Environmental provisions $M	Total $M
At January 1, 2015	0.9	1.7	1.6	4.2
Charged to consolidated income statement	4.7	0.3	—	5.0
Cash payments	(3.0)	(0.5)	(0.4)	(3.9)

At December 31, 2015	2.6	1.5	1.2	5.3
Charged to consolidated income statement	1.4	—	—	1.4
Credited to consolidated income statement	(0.2)	(0.4)	—	(0.6)
Cash payments	(3.0)	—	(0.3)	(3.3)
Translation	—	—	(0.2)	(0.2)

At December 31, 2016	0.8	1.1	0.7	2.6

At December 31, 2016
Included in current liabilities	0.8	—	0.7	1.5
Included in non-current liabilities	—	1.1	—	1.1

	0.8	1.1	0.7	2.6

At December 31, 2015
Included in current liabilities	2.6	—	1.2	3.8
Included in non-current liabilities	—	1.5	—	1.5

	2.6	1.5	1.2	5.3

Rationalization and redundancy

At December 31, 2016, the Group had $0.8 million of provisions relating to redundancy and the rationalization of its operations (2015: $2.6 million). $0.5 million of this provision in 2016 relates to a rationalization and restructuring program across the Gas Cylinders division.

Employee benefits

At December 31, 2016, the Group had $1.1 million of employee benefit liabilities (in addition to retirement benefits), as calculated on an actuarial basis, relating to a provision for workers' compensation at the Gas Cylinders division in the U.S. (2015: $1.5 million).

Environmental provisions

At December 31, 2016, the Group had environmental provisions of $0.7 million relating to environmental clean-up costs (2015: $1.2 million). $0.3 million of the provision is for future remediation costs required at the Speciality Aluminium site, in relation to an incident before Luxfer Group's ownership, $0.3 million relates to work required at the U.K. Elektron division site and $0.1 million relates to work required at the Elektron business in the U.S. acquired during 2014.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

23. Deferred income taxes

	Accelerated tax depreciation $M	Other temporary differences $M	Tax losses $M	Retirement benefit obligations $M	Total $M
At January 1, 2015	(12.8)	6.2	3.1	20.7	17.2
Credited/(charged) to consolidated income statement	1.8	(1.9)	2.0	(5.2)	(3.3)
(Charged)/credited to other comprehensive income	—	1.1	—	(1.5)	(0.4)
Charged to equity	—	(0.3)	—	—	(0.3)
Exchange difference	—	—	(0.4)	(0.7)	(1.1)

At December 31, 2015	(11.0)	5.1	4.7	13.3	12.1

Credited/(charged) to consolidated income statement	0.1	(2.1)	0.9	(1.2)	(2.3)
Credited to other comprehensive income	—	—	—	4.3	4.3
Exchange difference	—	(0.2)	(0.5)	(1.7)	(2.4)

At December 31, 2016	(10.9)	2.8	5.1	14.7	11.7

The amount of deferred income taxes accounted for in the Group balance sheet, after the offset of balances within countries for financial reporting purposes, comprised the following deferred income tax assets and liabilities:

	December 31, 2016 $M	December 31, 2015 $M
Deferred income tax liabilities	(4.9)	(1.7)
Deferred income tax assets	16.6	13.8

Net deferred income tax assets	11.7	12.1

At the balance sheet date, the Group has unrecognized deferred income tax assets relating to certain trading and capital losses and other temporary differences of $12.3 million (2015: $14.2 million) potentially available for offset against future profits. No deferred income tax assets have been recognized in respect of this amount because of the unpredictability of future qualifying profit streams in the relevant entities. Of the total unrecognized deferred income tax assets of $12.3 million (2015: $14.2 million), $8.8 million (2015: $10.4 million) relates to losses that can be carried forward indefinitely under current legislation.

At the balance sheet date, there were unremitted earnings of overseas subsidiaries and joint ventures and associates of $54.9 million (2015: $64.1 million), for which there are no deferred income tax liabilities recognized or unrecognized (2015: $nil).

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

24. Trade and other payables

	December 31, 2016 $M	December 31, 2015 $M
Non-current Liabilities
Derivative financial instruments	0.6	—

	0.6	—

Current Liabilities
Trade payables	24.0	34.9
Other taxation and social security	1.3	1.7
Accruals	20.4	24.6
Interest payable	0.2	0.2
Derivative financial instruments	5.2	4.1

	51.1	65.5

The directors consider that the carrying value of trade payables approximates to their fair value.

25. Acquisitions

On April 29, 2016, the Group acquired a business, Canland UK (Hotpack) Limited ("Canland") specializing in the assembly, packing, distribution and export of self-heating meals and import and distribution of flameless ration heaters. Accordingly, Canland will become the European arm of Magtech, our existing meals and heaters business (known as "Magtech International"). On closing, an initial consideration of $0.5 million was paid, and with the acquired business having $0.2 million of cash, the net cost was $0.3m.

Based on the assessment of the assets which were acquired and liabilities assumed, customer related intangibles were recognised for $0.1 million, goodwill for $0.1 million was also recognized and $0.1 million of other net assets.

Goodwill included the fair value of the expertise of the acquired workforce following the business combination and also the synergies that are expected to arise.

Deferred consideration

The deferred consideration for Luxfer Utah is fixed and substantially all of it will be payable at March 31, 2017. The deferred consideration is shown in the balance sheet at December 31, 2016, at $1.3 million (2015: $1.1 million), resulting in a debit to the consolidated income statement of $0.2 million (2015: $0.1 million). The balance in 2015 was net of an unwind of discount on deferred consideration of $0.2 million. The undiscounted future payment is $1.3 million.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

25. Acquisitions (Continued)

Deferred contingent consideration

The contingent consideration for Luxfer Magtech is linked into the future profitability of the company and where appropriate will be payable annually from 2015 to 2020. The deferred contingent consideration is shown in the balance sheet at December 31, 2016, at $1.5 million (2015: $1.8 million), following a remeasurement of deferred contingent consideration at the year-end based upon the estimated future cash flows and the weighted probability of those cash flows being achieved, resulting in a credit to the consolidated income statement of $0.5 million (2015: credit of $nil), net of an unwind of discount on deferred contingent consideration of $0.2 million (2015: $0.2 million). The potential undiscounted future payment has been estimated at $1.8 million. The maximum undiscounted amount payable under the sale agreement is $10 million.

Total $M
Net cash flows on purchase of business:
Included in net cash flows from investing activities:
Amounts paid	0.5
Cash acquired	(0.2)

0.3

26. Commitments and contingencies

	December 31, 2016 $M	December 31, 2015 $M	December 31, 2014 $M
Operating lease commitments—Group as a lessee
Minimum lease payments under operating leases recognized in the consolidated income statement	4.8	5.6	5.2

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	December 31, 2016 $M	December 31, 2015 $M	December 31, 2014 $M
Within one year	4.6	4.9	5.1
In two to five years	11.8	13.5	13.6
In over five years	10.7	12.4	15.3

	27.1	30.8	34.0

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

26. Commitments and contingencies (Continued)

Operating lease payments represent rentals payable by the Group for certain of its properties and items of machinery. Leasehold land and buildings have a life between 2 and 65 years. Plant and equipment held under operating leases have an average life between 2 and 5 years. Renewal terms are included in the lease contracts.

Capital commitments

At December 31, 2016, the Group had capital expenditure commitments of $3.6 million (2015: $3.1 million and 2014: $2.3 million) for the acquisition of new plant and equipment.

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

During February 2014, a cylinder was sold to a long term customer and ruptured at one of their gas facilities. As a result of this rupture, three people were noted to have minor injuries such as loss of hearing. There was no major damage to assets of the customer. A claim has been launched by the three people who were injured in the incident and a prosecutor has been appointed. We have reviewed our quality control checks from around the time which the cylinder was produced and no instances of failures have been noted. It has also been noted by the investigator that the customer has poor quality and safety checks. As a result we do not believe that we are liable for the incident.

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

A Treasury Committee, chaired by the Group Finance Director, oversees the implementation of the Group's hedging policies, including the risk management of currency and aluminum risks and the use of derivative financial instruments.

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

Interest rate risk

The Group has exposure to variable interest rates when it draws down on the revolving credit facilities. As a result of this exposure, the Group may decide to hedge interest payable based on a combination of forward rate agreements, interest rate caps and swaps. It has also used fixed rate debt within its financing structure to mitigate volatility in interest rate movements as disclosed in Note 21. If the interest rates were to change by 1%, based on the balance on the revolving credit facilities at December 31, 2016, this would impact the interest cost by approximately $0.3 million.

Total debt and debt funding to joint ventures and associates, at December 31, 2016, all related to fixed interest rate debt and so there was no interest rate risk at that date.

Liquidity risk

To understand and monitor cash flows, the Group uses a combination of a short-term rolling six week cash forecast, based on expected daily liquidity requirements and longer term monthly rolling forecasts, covering forecast periods of between six and 18 months forward. The Group also prepares, at least annually, longer-term strategic cash forecasts. Together this system of control is used to ensure the Group can fund its ongoing operations, including working capital, capital expenditure and interest payments and to ensure that bank covenant targets will be met. Short and medium term changes in liquidity needs are funded from the Group's $150.0 million revolving bank facility, as disclosed in Note 21, which provides the ability to draw down and repay funds on a daily basis. In monitoring liquidity requirements and planning its working capital and capital expenditure programs, the Group aims to maintain a sufficiently prudent level of headroom against its banking facilities and forecast covenant position as protection against any unexpected or sudden market shocks.

The Group also uses forecasts to manage the compliance with any associated covenant tests in relation to the Group's financing arrangements. The Group is subject to maintaining net debt to EBITDA levels of below three times, EBITDA to net interest above four times, and a number of other debt service tests which include EBITDA, taxation, capital expenditure and pension payments.

The Group has been in compliance with the covenants under the Loan Notes due 2018, 2021, 2023 and 2026 and the banking facilities throughout all of the quarterly measurement dates from and including September 30, 2011 to December 31, 2016.

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

	December 31, 2016				December 31, 2015
	Within 12 months $M	1-5 years $M	> 5 years $M	Total $M	Within 12 months $M	1-5 years $M	> 5 years $M	Total $M
Loan Notes due 2018	—	15.0	—	15.0	—	65.0	—	65.0
Loan Notes due 2021	—	25.0	—	25.0	—	—	25.0	25.0
Loan Notes due 2023	—	—	25.0	25.0	—	—	—	—
Loan Notes due 2026	—	—	25.0	25.0	—	—	—	—
Revolving credit facility	—	32.8	—	32.8	—	43.5	—	43.5
Deferred contingent consideration	1.3	1.5	—	2.8	—	2.9	—	2.9
Trade payables	24.0	—	—	24.0	34.9	—	—	34.9
Other taxation and social security	1.3	—	—	1.3	1.7	—	—	1.7
Accruals	20.4	—	—	20.4	24.6	—	—	24.6
Interest payable	0.2	—	—	0.2	0.2	—	—	0.2
Derivative financial instruments	5.2	0.6	—	5.8	4.1	—	—	4.1

	52.4	74.9	50.0	177.3	65.5	111.4	25.0	201.9

The table below summarizes the maturity profile of the Group's financial liabilities at December 31 based on contractual undiscounted payments. Interest rates on the Group's variable rate debt have been based on a forward curve.

	December 31, 2016 $M	December 31, 2015 $M
Undiscounted contractual maturity of financial liabilities:
Amounts payable:
Within 12 months	57.7	71.6
1-5 years	90.5	124.3
> 5 years	57.4	25.7

	205.6	221.6
Less: future finance charges	(28.3)	(19.7)

	177.3	201.9

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

27. Financial risk management objectives and policies (Continued)

Capital risk management

The capital structure of the Group consists of shareholders' equity, debt and cash and cash equivalents. For the foreseeable future, the Board will maintain a capital structure that supports the Group's strategic objectives through

  ▪
  Managing funding and liquidity

  ▪
  Optimizing shareholder return

  ▪
  Maintaining a strong, investment-grade credit rating

The Group monitors its adjusted EBITDA, as reconciled in the table below, for continuing activities to net debt(1) ratio and has sought to reduce this over time from 6x to below 2x. The table below sets out the calculations for 2016, 2015 and 2014:

	2016 $M	2015 $M	2014 $M
For continuing operations:
Operating profit	35.8	37.9	40.9
Deduct:
Profit on sale of redundant site (Note 5)	(2.1)	—	—
Changes to defined benefit pension plans (Note 5)	(0.6)	(18.0)	—
Add back:
Restructuring and other expense (Note 5)	2.2	22.4	3.9
Loss on disposal of property, plant and equipment	0.2	—	0.3
Other share based compensation charges	1.4	1.3	1.6
Depreciation and amortization	18.4	18.6	18.1

Adjusted EBITDA	55.3	62.2	64.8

Bank and other loans	121.0	131.6	121.4

Total debt	121.0	131.6	121.4
Less: Cash and cash equivalents	(13.6)	(36.9)	(14.6)

Net debt	107.4	94.7	106.8

Net debt: EBITDA ratio	1.9x	1.5x	1.6x

Credit risk

The Group only provides trade credit to creditworthy third parties. Credit checks are performed on new and existing customers along with monitoring payment histories of customers. Outstanding receivables from customers are closely monitored to ensure they are paid when due, with both outstanding overdue days and total days of sales outstanding reported as a business unit key performance measure. Where possible export sales are also protected through the use of credit export insurance. At December 31, 2016, the Group has a provision for bad and doubtful debtors of $2.1 million (2015: $4.8 million) and a charge of $1.3 million (2015: $2.5 million) has been made to the consolidated income statement in relation to bad debts recognized in 2016.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

27. Financial risk management objectives and policies (Continued)

The analysis of trade receivables that were past due but not impaired is as follows:

			Past due but not impaired
		Neither past due nor impaired $M
	Total $M		< 31 days $M	31-60 days $M	61-90 days $M	91-121 days $M	> 121 days $M
At December 31, 2016	40.5	33.4	5.5	1.0	0.5	0.1	—
At December 31, 2015	43.9	37.1	5.3	1.1	0.3	0.1	—

The Group also monitors the spread of its customer base with the objective of trying to minimize exposure at a Group and divisional level to any one customer. The top 10 customers in 2016 represented 27% (2015: 27% and 2014: 27%) of total revenue. There were no customers in 2016, 2015 or 2014 that represented over 10% of total revenue.

Foreign currency translation risk

With substantial operations in the U.K. and Rest of Europe, the Group is exposed to translation risk on both its consolidated income statement, based on average exchange rates, and its balance sheet with regards to period end exchange rates.

The Group's results and net assets are reported by geographic region in Note 2. This analysis shows in 2016 the Group had revenue of $114.0 million derived from U.K. operations, operating profit of $12.2 million and when deducting changes to defined benefit pension plans and adding back restructuring and other expense, profit on the sale of a redundant site, share based compensation, and depreciation and amortization, an adjusted EBITDA of $17.4 million. During 2016, the average exchange rate for GBP sterling was £0.7438 compared to the 2015 average of £0.6558. This resulted in a negative impact of $15.0 million on revenue, $1.6 million on operating profit and $2.3 million on adjusted EBITDA. Based on the 2016 level of sales and profits a weakening in GBP sterling leading to a £0.05 increase in the GBP sterling to U.S. dollar exchange rate would result in a decrease of $7.0 million in revenue, $0.8 million in operating profit and $1.1 million in adjusted EBITDA.

The capital employed at December 31, 2016 in the U.K. was $72.2 million translated at an exchange rate of £0.8106. A £0.05 change in exchange rates would change capital employed by approximately $4.5 million.

During 2016, the average exchange rate for the Euro was €0.9061, compared to the 2015 average of €0.9070. This resulted in a $nil impact on revenue, operating profit and on adjusted EBITDA. Based on the 2016 level of sales and profits a weakening in the Euro leading to a €0.05 increase in the Euro to U.S. dollar exchange rate would result in a decrease of $1.2 million in revenue, $0.1 million increase in operating profit and $nil in adjusted EBITDA.

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

The U.K. operations within the Group have approximately $15.0 million net sales risk after offsetting raw material purchases made in U.S. dollars and a substantial Euro sales risk, with approximately €40.0 million of exports priced in Euros. These risks are being partly hedged through the use of forward foreign currency exchange rate contracts, but we estimate that in 2016 our Elektron division has incurred a transaction gain of $1.8 million, and the transaction impact at our Gas Cylinders division was a loss of $2.1 million.

Based on a $15.0 million net exposure to the U.S. dollar, a $0.10 increase in exchange rates would have a $1.2 million annual decrease in Group operating profit and based on a €40.0 million Euro sales risk a €0.10 increase in exchange rates would have a $3.3 million annual decrease in Group operating profit.

Commodity price risks

The Group is exposed to a number of commodity price risks, including primary aluminum, magnesium, rare earth chemicals, zircon sand and other zirconium basic compounds. All have been subject to substantial increases in recent years. Historically the two largest exposures to the Group have been the prices of aluminum and magnesium and the Group will spend annually approximately $65 million to $85 million on these two raw materials. In recent years the costs of rare earth chemicals had been subject to significant commodity inflation.

Unlike the other major commodities purchased, aluminum is traded on the London Metal Exchange ("LME") and therefore the Group is able to use LME derivative contracts to hedge a portion of its price exposure. In 2016 the Group purchased approximately 11,000 metric tons of primary aluminum. The processed waste can be sold as scrap aluminum at prices linked to the LME price. The price risk on aluminum is mitigated by the use of LME derivative contracts. At December 31, 2016, the Group had hedged 63% of its main primary aluminum requirements for 2017. Before hedging the risk, a $100 increase in the LME price of aluminum would increase our Gas Cylinders division's costs by approximately $1.1 million.

In the long-term the Group has sought to recover the cost of increased commodity costs through price increases and surcharges. Any hedging of aluminum risk is performed to protect the Group against short-term fluctuations in aluminum costs.

In 2016 the Group purchased approximately 4,500 metric tons of primary magnesium. Magnesium is not traded on the LME so we are not able to maintain a hedge position of its price exposure.

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

(a)   Financial instruments of the Group

The financial instruments of the Group other than short-term debtors and creditors and non-current derivative financial instruments were as follows:

Financial instruments:	Book value December 31, 2016 $M	Fair value December 31, 2016 $M	Book value December 31, 2015 $M	Fair value December 31, 2015 $M
Financial assets:
Cash at bank and in hand	13.6	13.6	36.9	36.9

Financial liabilities(1):
Loan Notes due 2018	15.0	15.9	65.0	69.1
Loan Notes due 2021	25.0	25.0	25.0	25.0
Loan Notes due 2023	25.0	26.3	—	—
Loan Notes due 2026	25.0	26.5	—	—
Revolving credit facility	32.8	32.8	43.5	43.5
Deferred contingent consideration	2.8	2.8	2.9	2.9

(1)
The financial instruments included in financial liabilities are shown gross of unamortized finance costs. The fair value of these financial instruments is calculated by discounting the future cash flows, including interest payments due.

All financial assets mature within one year except derivative financial instruments. The maturity of the financial liabilities is disclosed in Note 27.

At December 31, 2016, the amount drawn in bank and other loans was $122.8 million (2015: $133.5 million), of which $117.0 million was denominated in U.S. dollars with the remainder being denominated in GBP sterling (2015: $117.0 million was denominated in U.S. dollars with the remainder being denominated in GBP sterling).

Derivative financial instruments are as follows:	Book value December 31, 2016 $M	Fair value December 31, 2016 $M	Book value December 31, 2015 $M	Fair value December 31, 2015 $M
Held to hedge purchases and sales by trading businesses:
Forward foreign currency exchange rate contracts	(3.1)	(3.1)	(0.4)	(0.4)
LME derivative contracts	(0.6)	(0.6)	(3.7)	(3.7)

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

28. Financial instruments (Continued)

The fair value calculations were performed on the following basis:

Cash at bank and in hand

The carrying value approximates to the fair value as a result of the short-term maturity of the instruments. Cash at bank and in hand are subject to a right to offset.

Bank loans

At December 31, 2016, bank and other loans of $122.8 million (2015: $133.5 million) were outstanding. At December 31, 2016, bank and other loans are shown net of issue costs of $1.8 million and these issue costs are to be amortized to the expected maturity of the facilities. At December 31, 2016, $32.8 million of the total $122.8 million of bank and other loans was variable interest rate debt and subject to floating interest rate risk, with the remainder being fixed rate debt.

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

Fair value hierarchy

At December 31, 2016, the Group used the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

28. Financial instruments (Continued)

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	December 31, 2016 $M	Level 1 $M	Level 2 $M	Level 3 $M
Net derivative financial assets / liabilities at fair value through profit or loss:
Forward foreign currency exchange rate contracts	3.0	—	3.0	—
LME derivative contracts	0.6	—	0.6	—
Interest bearing loans and borrowings:
Loan Notes due 2018	15.9	—	15.9	—
Loan Notes due 2021	25.0	—	25.0	—
Loan Notes due 2023	26.3	—	26.3	—
Loan Notes due 2026	26.5	—	26.5	—
Revolving credit facility	32.8	—	32.8	—
Other financial liabilities:
Deferred contingent consideration	2.8	—	—	2.8

During the year ended December 31, 2016, there were no transfers between Level 1 and Level 2 fair value measurements.

The following table presents the changes in Level 3 instruments for the year ended 31 December 2016 and 2015.

	2016 $M	2015 $M
Balance at January 1	2.9	2.6
(Gains) / losses recognized in profit or loss	(0.1)	0.3

Balance at December 31	2.8	2.9

Total (gains) or losses for the period included in profit and loss for assets held at the end at December 31 under 'Other gains / losses'	(0.1)	0.3

Change in unrealized (gains) or losses for the period included in profit and loss for assets held at the end at December 31	(0.1)	0.3

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

Cash by currency:	December 31, 2016 $M	December 31, 2015 $M
U.S. dollar	1.3	14.9
GBP sterling	9.1	14.1
Euro	1.4	2.7
Australian dollar	0.5	0.4
Chinese renminbi	0.8	1.3
Czech koruna	0.3	2.9
Canadian dollar	0.2	0.5
Japanese yen	—	0.1

	13.6	36.9

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

	December 31, 2016				December 31, 2015
	Within 12 months $M	1-5 years $M	> 5 years $M	Total $M	Within 12 months $M	1-5 years $M	> 5 years $M	Total $M
Floating interest rate risk:
Revolving credit facility (including interest payments)	0.9	34.1	—	35.0	1.2	46.7	—	47.9
Fixed interest rate risk:
Loan Notes due 2018 (including interest payments)	0.9	15.5	—	16.4	4.0	70.9	—	74.9
Loan Notes due 2021 (including interest payments)	1.0	28.7	—	29.7	0.9	3.7	25.7	30.3
Loan Notes due 2023 (including interest payments)	1.2	4.9	26.8	32.9	—	—	—	—
Loan Notes due 2026 (including interest payments)	1.2	5.0	30.6	36.8	—	—	—	—

	5.2	88.2	57.4	150.8	6.1	121.3	25.7	153.1

(c)   Hedging activities

Forward foreign currency exchange contracts

The Group utilizes forward foreign currency exchange contracts to hedge significant future transactions and cash flows to manage its exchange rate exposures. The contracts purchased are primarily denominated in GBP sterling, U.S. dollars, Euros and Australian dollars. The Group is also exposed to a number of other currencies like Japanese yen and Canadian dollars with hedges against these on a more ad hoc basis, when exposures are more significant.

At December 31, 2016, the fair value of forward foreign currency exchange contracts deferred in equity was a loss of $3.1 million (2015: loss of $0.4 million and 2014: gain of $0.8 million). During 2016, a loss of $0.9 million (2015: loss of $0.1 million and 2014: gain of $0.1 million) has been transferred to the consolidated income statement in respect of contracts that have matured in the year.

At December 31, 2016 and 2015, the Group held various forward foreign currency exchange contracts designated as hedges in respect of forward sales for U.S. dollars, Euros and Australian dollars for the receipt of GBP sterling or Euros. The Group also held forward foreign currency exchange contracts designated as hedges in respect of forward purchases for U.S. dollars by the sale of GBP sterling. The

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

28. Financial instruments (Continued)

contract totals in GBP sterling and Euros, range of maturity dates and range of exchange rates are disclosed below:

December 31, 2016 Sales hedges	U.S. dollars	Euros	Australian dollars
Contract totals/£M	27.6	39.4	2.9
Maturity dates	01/17 to 11/18	01/17 to 11/18	09/17
Exchange rates	$1.2310 to $1.5638	€1.0951 to €1.4200	$1.7237

Purchase hedges	U.S. dollars	Euros
Contract totals/£M	25.7	2.5
Maturity dates	01/17 to 10/18	01/17 to 06/17
Exchange rates	$1.2311 to $1.5618	€1.1121 to €1.1804

December 31, 2015 Sales hedges	U.S. dollars	Euros	Australian dollars
Contract totals/£M	22.5	27.9	2.6
Maturity dates	01/16 to 06/17	01/16 to 05/17	09/16
Exchange rates	$1.4601 to $1.6250	€1.2385 to €1.4200	$2.1292

Purchase hedges	U.S. dollars	Euros
Contract totals/£M	13.3	7.7
Maturity dates	01/16 to 06/17	01/16 to 12/16
Exchange rates	$1.4573 to $1.6231	€1.3470 to €1.4186

Aluminum commodity contracts

The Group did not hold any forward aluminum commodity contracts at December 31, 2016 or December 31, 2015.

Forward interest rate agreements

The Group did not hold any forward interest rate agreements at December 31, 2016 or December 31, 2016.

LME derivative contracts

At December 31, 2016, the Group has hedged 5,100 and 900 metric tons of aluminum for supply in 2017 and 2018 respectively, using its ancillary banking facilities. The fair value of LME derivative contracts deferred in equity was a loss of $0.6 million (2015: loss of $3.7 million and 2014: gain of $0.5 million).

(d)   Foreign currency translation risk disclosures

Exchange gains and losses arising on the translation of the Group's non-U.S. assets and liabilities are classified as equity and transferred to the Group's translation reserve. In 2016, a loss of $13.1 million (2015: loss of $8.6 million and 2014: loss of $10.8 million) was recognized in translation reserves.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

28. Financial instruments (Continued)

(e)   Un-drawn committed facilities

At December 31, 2016, the Group had committed banking facilities of $150.0 million. The facilities were for providing loans and overdrafts, with a separate facility for letters of credit which at December 31, 2016 was £7.0 million ($8.6 million). Of the committed facilities, $32.8 million of loans were drawn and $nil for letters of credit were utilized. The Group also has a separate bonding facility for bank guarantees denominated in GBP sterling of £3.0 million ($3.7 million), of which £1.0 million ($1.3 million) was utilized at December 31, 2016.

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

29. Retirement benefits

The Group has defined benefit pension plans in the U.K., the U.S. and France. The levels of funding are determined by periodic actuarial valuations. The assets of the plans are generally held in separate trustee-administered funds. The Group also operates defined contribution plans in the U.K., the U.S., Australia and Canada.

Remeasurements are recognized in full in the period in which they occur. The liability recognized in the balance sheet represents the present value of the defined benefit obligation, as reduced by the fair value of plan assets. The cost of providing benefits is determined using the Projected Unit Credit Method.

The principal defined benefit pension plan in the Group is the U.K. Luxfer Group Pension Plan ("the Plan"), which closed to new members in 1998, new employees then being eligible for a defined contribution plan. With effect from April 2004, the Plan changed from a final salary to a career average revalued earnings benefit scale. In August 2005, a plan specific earnings cap of £60,000 per annum subject to inflation increases was introduced, the figure had risen to £76,000 in 2015. In October 2007, the rate of the future accrual for pension was reduced and a longevity adjustment was introduced to mitigate against the risk of further unexpected increases in life expectancies. In 2015, following a consultation with the Trustees and members, it was agreed the Plan would close to future accrual of benefits effective from April 5, 2016 and for the purpose of increasing pensions in payment, to use the Consumer Prices Index ("CPI") as the reference index in place of the Retail Prices Index ("RPI") where applicable. The remaining active members, numbering approximately 160, were transferred into a defined contribution plan. The weighted average duration of the expected benefit payments from the Plan is around 18 years. The pension cost of the Plan is assessed in accordance with the advice of an independent firm of professionally qualified actuaries, Lane Clark & Peacock LLP. The Plan is registered with HMRC for tax purposes, operates separately from the Group and is managed by an independent set of Trustees. The Plan operates under U.K. trust law and the trust is a separate legal entity from the Group. The Plan is governed by a board of Trustees, composed of two member nominated Trustees and four company appointed Trustees. The Trustees are required by law to act in the best interests of scheme members and are responsible for setting certain

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

29. Retirement benefits (Continued)

policies (e.g. investment funding) together with the Company. A schedule of payments provides for deficit funding, which is based upon minimum annual contributions of £3.8 million per year, together with additional variable contributions based on 15% of net earnings of Luxfer Holdings PLC between £12.0 million and £24.0 million, and 10% of net earnings of Luxfer Holdings PLC in excess of £24.0 million.

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

The total charge to the Group's consolidated income statement for 2016 for retirement benefits was $6.4 million (2015: credit of $9.3 million, 2014: charge of $9.3 million).

The movement in the pension liabilities is shown below:

	2016 $M	2015 $M
Balance at January 1	58.9	90.9
(Credited) / charged to the consolidated income statement:
Past service credit	—	(14.9)
Curtailment credit	(0.6)	(3.3)
Current service cost	0.4	1.5
Net interest on net liability	2.0	3.0
Administrative costs	0.9	1.3
Total charge for defined contribution plans	3.7	3.1
Cash contributions	(10.9)	(14.5)
Charged / (credited) to the statement of comprehensive income	21.7	(4.4)
Exchange difference	(9.6)	(3.8)

Balance at December 31	66.5	58.9

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

29. Retirement benefits (Continued)

The financial assumptions used in the calculations were:

	Projected Unit Credit Valuation
	U.K.			Non-U.K.
	2016%	2015%	2014%	2016%	2015%	2014%
Discount rate	2.60	3.70	3.50	4.20	4.50	4.10
Retail Price Inflation	3.20	3.00	2.90	—	—	—
Inflation related assumptions:
Salary inflation	n/a	4.00	3.90	—	—	—
Consumer Price Inflation	2.20	2.00	1.90	—	—	—
Pension increases—pre 6 April 1997	2.00	1.80	2.30	—	—	—
—1997 - 2005	2.20	2.10	2.80	—	—	—
—post 5 April 2005	1.80	1.70	2.00	—	—	—

Other principal actuarial assumptions:	2016 Years	2015 Years	2014 Years
Life expectancy of male in the U.K. aged 65 at accounting date	21.5	21.5	20.6
Life expectancy of male in the U.K. aged 65 at 20 years after accounting date	23.2	23.1	22.3

Investment strategies

For the principal defined benefit plan in the Group and the U.K., the Luxfer Group Pension Plan, the assets are invested in a diversified range of asset classes and include matching assets (comprising fixed interest and index linked bonds and swaps) and growth assets (comprising all other assets). The Trustees have formulated a de-risking strategy to help control the short term risks of volatility associated with holding growth assets. The Trustees also monitor the cost of a buy-in to secure pensioner liabilities with an insurance company to ensure they and the Company are able to act if such an opportunity arises. Other options to progressively reduce the scale of the liabilities are discussed between the Trustees and the Company.

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

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

29. Retirement benefits (Continued)

Special events

In 2016 annuities were purchased settling $10.0 million of liabilities of the U.S. plan with an associated settlement charge of $0.1 million. Lump sums were also paid of $4.2 million with an associated settlement credit of $0.7 million. The gross amounts settled were $14.8 million and $14.2 million during this exercise.

In 2015, following a consultation with the Trustees and members, it was agreed that the Luxfer Group Pension Plan in the U.K. would close to future accrual of benefits effective from April 5, 2016 and for the purpose of increasing pensions in payment, to use CPI as the reference index in place of RPI where applicable. As a result, in 2015 the Group has recognized a curtailment credit of $3.3 million in respect of the closure of the Plan to future accrual and a past service credit of $14.9 million in respect of the change in expected future pension increases in payment.

The amounts recognized in the consolidated income statement in respect of the pension plans were as follows:

	2016 U.K. $M	2016 Non-U.K. $M	2016 Total $M	2015 U.K. $M	2015 Non-U.K. $M	2015 Total $M	2014 U.K. $M	2014 Non-U.K. $M	2014 Total $M
In respect of defined benefit plans:
Current service cost	0.3	0.1	0.4	1.4	0.1	1.5	1.5	0.1	1.6
Net interest on net liability	1.5	0.5	2.0	2.5	0.5	3.0	2.5	0.2	2.7
Administrative expenses	0.4	0.5	0.9	1.0	0.3	1.3	1.2	0.4	1.6
Past service credit	—	—	—	(14.9)	—	(14.9)	—	—	—
Curtailment credit	—	(0.6)	(0.6)	(3.3)	—	(3.3)	—	—	—

Total charge / credit for defined benefit plans	2.2	0.5	2.7	(13.3)	0.9	(12.4)	5.2	0.7	5.9
In respect of defined contribution plans:
Total charge for defined contribution plans	1.6	2.1	3.7	1.3	1.8	3.1	1.4	2.0	3.4

Total charge / credit for pension plans	3.8	2.6	6.4	(12.0)	2.7	(9.3)	6.6	2.7	9.3

Of the total charge for the year (2015: credit for the year and 2014: charge for the year), charges of $4.1 million and $0.9 million (2015: $4.6 million and $1.3 million and 2014: $4.6 million and $2.0 million); have been included in cost of sales and administrative costs, respectively; a credit of $0.6 million (2015: $18.0 million and 2014: $nil) has been recognized as changes to defined benefit pension plans in the consolidated income statement and a charge of $2.0 million (2015: $3.0 million and 2014: $2.7 million) has been included in finance costs.

For the year, the amount of loss recognized in the Statement of Comprehensive Income is $21.7 million (2015: gain of $4.4 million and 2014: loss of $35.4 million).

The actual return of the plans assets was a gain of $56.4 million (2015: loss of $0.6 million and 2014: gain of $32.5 million).

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

29. Retirement benefits (Continued)

The value of the plans assets were:

	2016 U.K. $M	2016 Non-U.K. $M	2016 Total $M	2015 U.K. $M	2015 Non-U.K. $M	2015 Total $M
Assets in active markets:
Equities and growth funds	171.6	20.6	192.2	179.5	27.3	206.8
Government bonds	44.3	—	44.3	40.2	—	40.2
Corporate bonds	64.5	16.0	80.5	67.0	22.1	89.1
Cash	(0.1)	—	(0.1)	0.4	—	0.4

Total market value of assets	280.3	36.6	316.9	287.1	49.4	336.5
Present value of plan liabilities	(334.8)	(48.6)	(383.4)	(334.4)	(61.0)	(395.4)

Deficit in the plans	(54.5)	(12.0)	(66.5)	(47.3)	(11.6)	(58.9)
Related deferred income tax assets	10.2	4.4	14.6	9.0	4.3	13.3

Net pension liabilities	(44.3)	(7.6)	(51.9)	(38.3)	(7.3)	(45.6)

The plans do not invest directly in property occupied by the Group or in financial securities issued by the Group.

Analysis of movement in the present value of the defined benefit obligations:

	2016 U.K. $M	2016 Non-U.K. $M	2016 Total $M	2015 U.K. $M	2015 Non-U.K. $M	2015 Total $M
At January 1	334.4	61.0	395.4	382.3	64.4	446.7
Service cost	0.3	0.1	0.4	1.5	0.1	1.6
Interest on obligation	10.9	2.6	13.5	12.8	2.6	15.4
Contributions from plan members	0.1	—	0.1	0.7	—	0.7
Actuarial losses / (gains) on financial assumptions	67.5	2.6	70.1	(11.1)	(3.1)	(14.2)
Actuarial losses on demographic assumptions	—	—	—	4.6	—	4.6
Actuarial gains on plan experience	(3.3)	(0.2)	(3.5)	(7.8)	(0.1)	(7.9)
Exchange difference	(59.3)	(0.1)	(59.4)	(16.8)	(0.1)	(16.9)
Benefits paid	(15.8)	(2.6)	(18.4)	(13.6)	(2.8)	(16.4)
Past service credit	—	—	—	(14.9)	—	(14.9)
Curtailment credit	—	(14.8)	(14.8)	(3.3)	—	(3.3)

At December 31	334.8	48.6	383.4	334.4	61.0	395.4

The defined benefit obligation comprises $2.6 million (2015: $2.4 million) arising from unfunded plans and $380.8 million (2015: $390.6 million) from plans that are funded.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

29. Retirement benefits (Continued)

The sensitivities regarding the principal assumptions used to measure the present value of the defined benefit obligations are set out below:

Assumption	Change in assumption	Impact on total defined benefit obligations
Discount rate	Increase/decrease by 1.0%	Decrease/increase by 19%
CPI inflation (and related increases)	Increase/decrease by 1.0%	Increase/decrease by 9%
Post retirement mortality	Increase by 1 year	Increase by 3%

The sensitivities have been calculated to show the movement in the total defined benefit obligation in isolation, assuming no other changes in market conditions at the accounting date. In practice, for example, a change in discount rate is likely to be associated with a movement in the value of the invested assets held by the plans.

Analysis of movement in the present value of the fair value of plan assets:

	2016 U.K. $M	2016 Non-U.K. $M	2016 Total $M	2015 U.K. $M	2015 Non-U.K. $M	2015 Total $M
At January 1	287.1	49.4	336.5	305.4	50.4	355.8
Interest on plan assets	9.4	2.1	11.5	10.4	2.1	12.5
Actuarial losses / (gains)	43.7	1.2	44.9	(10.6)	(2.5)	(13.1)
Exchange difference	(49.8)	—	(49.8)	(13.1)	—	(13.1)
Contributions from employer	6.0	1.2	7.2	8.9	2.5	11.4
Contributions from plan members	0.1	—	0.1	0.7	—	0.7
Administrative expenses	(0.4)	(0.5)	(0.9)	(1.0)	(0.3)	(1.3)
Benefits paid	(15.8)	(2.6)	(18.4)	(13.6)	(2.8)	(16.4)
Settlement credit	—	(14.2)	(14.2)

At December 31	280.3	36.6	316.9	287.1	49.4	336.5

The estimated amount of employer contributions expected to be paid to the defined benefit pension plans for the year ending December 31, 2017 is $7.4 million (2016: $7.2 million actual employer contributions).

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

Movements in the year

The movement in the number of shares held by the Trustees of the ESOP and the number of share options held over those shares are shown below:

	Number of shares held by ESOP Trustees		Number of options held over £0.50 ordinary shares
	£0.0001 deferred shares	£0.50 ordinary shares	£0.49 options held	£1.50 options held	£2.00 options held	Total options held
At January 1, 2016	15,977,968,688	115,348	—	—	59,020	59,020
Shares utilized during the year	—	(59,532)	—	—	—	—
Options exercised during the year	—	—	—	—	(59,020)	(59,020)

At December 31, 2016	15,977,968,688	55,816	—	—	—	—

At December 31, 2016, the loan outstanding from the ESOP was $2.6 million (2015: $3.1 million).

The market value of each £0.50 ordinary share held by the ESOP at December 31, 2016 was $10.89 (2015: $9.84).

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

In June 2015, 46,800 Restricted Stock Units and Options over ADSs were granted under the LTiP, which were all time-based awards. Following the Annual General Meeting on May 28, 2015, 15,943 Restricted Stock Units and Options over ADSs were granted under the Director EIP, which were all time-based awards.

In March 2016, 95,140 Restricted Stock Units and Options over ADSs were granted under the LTiP, which were all time-based awards. Following the Annual General Meeting on May 24, 2016, 12,520 Restricted Stock Units and Options over ADSs were granted under the Director EIP, which were all time-based awards.

	2016 $M	2015 $M	2014 $M
I.P.O. related share based compensation charges	—	0.1	0.2
Other share based compensation charges	1.4	1.3	1.6

	1.4	1.4	1.8

There were no cancellations or modifications to the awards in 2016 or 2015.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

31. Share based compensation (Continued)

The following table illustrates the number of, and movements in, share options during the year, with each option relating to 1 ADS:

	2016 Number	2016 Weighted average exercise price	2015 Number	2015 Weighted average exercise price
At January 1	1,144,534	$7.26	1,178,158	$7.13
Granted during the year	107,660	$0.67	62,743	$0.76
Exercised during the year	(132,599)	$0.67	(38,377)	$(0.76)
Accrued dividend awards	12,572	$0.67	9,393	$0.76
Lapsed during the year	(168,378)	$0.67	(67,383)	$(0.76)

At December 31	963,789	$8.51	1,144,534	$7.26

The weighted average remaining contractual life for the share options outstanding at December 31, 2016 was 3 years (2015: 4 years). The weighted average fair value of options granted during the year was $9.39 (2015: $11.42).

The following table illustrates the assumptions used in deriving the fair value of share options during the year:

	2016	2015
Dividend yield (%)	4.00	4.00
Expected volatility range (%)	29.73 – 38.73	28.24 – 41.39
Risk-free interest rate (%)	0.36 – 1.05	0.09 – 1.40
Expected life of share options range (years)	1 – 3.5	1 – 5
Weighted average exercise price ($)	$0.67	$0.76
Model used	Black-Scholes	Black-Scholes

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

32. Related party transactions

Joint venture in which the Group is a venturer

During 2016, the Group maintained its 51% investment in the equity of the joint venture Luxfer Uttam India Private Limited. During 2016, the Gas Cylinders division made $1.7 million (2015: $0.8 million) of sales to the joint venture. At December 31, 2016, the amounts receivable from the joint venture amounted

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in millions, except share and per share data

32. Related party transactions (Continued)

to $0.9 million (2015: $1.7 million). All sales to the joint venture are made on similar terms to arms length transactions.

During 2016, the Group also maintained its 50% investment in the equity of the joint venture, Nikkei-MEL Company Limited. During 2016, the Elektron division made $0.8 million of sales to the joint venture.

During 2016, the Group received $1.0 million in repayment (2015: provided $0.5 million in debt investment) to the joint venture Luxfer Holdings NA, LLC, of which it holds 49% of the equity. The debt investment is provided through a secured revolving credit facility that the Group has granted to the joint venture of which up to $10.0 million can be drawn down until March 31, 2018 at an interest rate of 8% per annum. During 2016, the Gas Cylinders division made $3.9 million (2015: $1.5 million) of sales to the joint venture. At December 31, 2016, the amounts receivable from the joint venture amounted to $1.0 million (2015: $0.8 million) of trade debt and $3.8 million (2015: $4.8 million) of debt investment. All sales to the joint venture are made on similar terms to arm's length transactions.

Associates in which the Group holds an interest

During 2015, the Group acquired 26.4% of the share capital of Sub161 Pty Limited. Following the investment, in 2016 the Group has made sales of $0.1 million (2015: $0.1 million) to the associate. At December 31, 2016, the amounts receivable from the associate denominated in Australian dollars was $0.1 million (2015: $3.6 million, net of a provision of $3.8 million). The debtor recognized in the prior year has been converted into a secured loan note during 2016. The secured loan note has interest accruing at 6.0%, of which $0.1 million was outstanding at the year end.

Transactions with other related parties

At December 31, 2016, the directors and key management comprising the members of the Executive Management Board, owned 1,062,672 £0.50 ordinary shares (2015: 1,089,949 £0.50 ordinary shares) and held awards over a further 476,839 £0.50 ordinary shares (2015: 685,503 £0.50 ordinary shares).

During the year ended December 31, 2016, share options held by members of the Executive Management Board were exercised; information relating to these exercises is disclosed in the Remuneration Report.

Stone Canyon Industries LLC represents a related party due to their association with Adam Cohn as co-CEO, and holds 570,000 ADSs in Luxfer Holdings PLC as at December 31, 2016.

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

The son of the Chief Executive Officer was employed by the Group during the year, having joined through the normal recruitment channels.

Other than the transactions with the joint ventures and associates disclosed above and key management personnel disclosed above, no other related party transactions have been identified.